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05008923

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME OJSC North West Telecom

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________



FILE NO. 82- 5797 FISCAL YEAR ____________________

*• Complete for initial submissions only ** Please note name and address changes*

**INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:**

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: EBS

DATE: 6/14/05

APPROVED
by the General Meeting of Shareholders
of OAO NWT

Minutes No. ___ of ____________ 2004

__________________/______________/
Chairperson of the Meeting

APPROVED
by the General Meeting of Shareholders
of OAO Lensvyaz

Minutes No. ___ of ____________ 2004

__________________/______________/
Chairperson of the Meeting

APPROVED
by the General Meeting of Shareholders
of OAO Svyaz of Komi

Minutes No. ___ of ____________ 2004

__________________/______________/
Chairperson of the Meeting

---



**CONTRACT FOR MERGER**

**of**

**Open Joint-Stock Company**
**"LENSVYAZ"**

**and**

**Open Joint-Stock Company**
**"SVYAZ" OF REPUBLIC OF KOMI**

**into**

**Open Joint-Stock Company**
**"NORTH-WEST TELECOM"**

---

St. Petersburg ______________, 2004

Open joint-stock company "North-West Telecom" registered in the Single State Register of Legal Entities under the principal state registration number 1027809169849 of July 17, 2000 with the mailing address: 14/26, Gorokhovaya ul., St. Petersburg, 191186 (hereinafter OAO NWT) in the person of Director General S.I. Kuznetsov acting on the basis of the Charter and Decision of the Board of Directors of OAO NWT (Minutes No. 06-04 of February 20, 2004), on the one part,

Open joint-stock company "Lensvyaz" registered in the Single State Register of Legal Entities under the principal state registration number 1027810292960 of November 30, 2002 with the mailing address: 61, B. Morskaya ul., St. Petersburg, 190000 (hereinafter OAO Lensvyaz) in the person of Director General V.Ye. Strizhkov acting on the basis of the Charter and Decision of the Board of Directors of OAO Lensvyaz (Minutes No. 03-2004 of February 19, 2004), on the other part, and

Open joint-stock company "Svyaz" of Republic of Komi registered in the Single State Register of Legal Entities under the principal state registration number 1021100507064 of July 8, 2002 with the mailing address: 60, ul. Lenina, Syktyvkar, 167981 (hereinafter OAO Svyaz of Komi) in the person of Director General V.A. Kozlov acting on the basis of the Charter and Decision of the Board of Directors of OAO Svyaz of Komi (Minutes No. 25 of February 19, 2004), on the third part,

Hereinafter referred to as the "Parties" jointly and as the "Party" severally, have concluded this Contract for the following:

## TERMS AND DEFINITIONS

| | |
|---|---|
| Merger | Termination of the activity of OAO Lensvyaz and OAO Svyaz of Komi, both companies assigning all of their rights and obligations to OAO NWT by legal succession. |
| Merged Company(ies) | In relation to this Contract, OAO Lensvyaz and OAO Svyaz of Komi jointly or severally. |
| State Register | Single State Register of Legal Entities. |
| Government bodies | Government bodies of the Russian Federation, subjects of the Russian Federation which are to be notified of, or give approval to, the issues as determined by law in the process of reorganization in the form of Merger. |
| Antimonopoly Ministry | Russian Federation Ministry of Antimonopoly Policy and Support for Business. |
| FKCB of Russia | Russian Federation Federal Commission for the Securities Market. |
| Shares | Additional ordinary and preference shares issued by OAO NWT, which are placed by converting into them the shares in the Merged Companies for the purposes of reorganization in the form of Merger. |
| Merger Date for each of the Merged Companies | Date of the entry in the State Register on the termination of activity of the relevant Merged Company after all the approvals specified herein are obtained. |
| Joint Meeting | Joint general meeting of shareholders, involving the OAO NWT shareholders included in the OAO NWT register as at the date of the list of shareholders entitled to participate in the joint general meeting of shareholders; OAO Lensvyaz shareholders included in the OAO Lensvyaz register as at the date of the list of shareholders entitled to participate in the joint general meeting of shareholders; and OAO Svyaz of Komi shareholders included in the OAO Svyaz of Komi register as at the date of the list of shareholders entitled to participate in the joint general meeting of shareholders. |
| Buyout | In relation to this Contract, buyout shall mean the process of alienation by a shareholder of its shares presented for buyout in favor of the relevant joint-stock company and acceptance of the alienated shares by such joint-stock company with the purpose of their subsequent cancellation in accordance with legislation of the Russian Federation. |

## 1. SUBJECT AND OBJECTIVES OF THE CONTRACT

1.1. The Parties agree to carry out the reorganization in the form of Merger subject to the conditions and procedure provided herein and in accordance with legislation of the Russian Federation.

1.2. The reorganization of the Parties in the form of Merger shall be carried out with the objective of expanding the scale of their activity; making the use of production assets more efficient; improving quality and competitiveness of the services offered on the telecommunications market of the North-West Region of Russia; cutting general business expenses; optimizing the strategic planning and use of resources allocated for capital investments; increasing the market price and liquidity of shares; improving the investment attractiveness and obtaining an additional opportunity to attract investment resources.

## 2. PRELIMINARY AGREEMENTS AND UNDERSTANDINGS

2.1. It is agreed that in performance of this Contract the Parties shall jointly and severally take all actions and implement all procedures as necessary for the reorganization in the form of Merger.

2.2. It is agreed that the Parties shall jointly and severally obtain all permissions and approvals of the Government Bodies as necessary for the reorganization in the form of Merger in accordance with effective legislation of the Russian Federation and founding documents of the Parties as well as all other approvals that may be necessary for the reorganization in the form of Merger.

2.3. It is agreed that OAO NWT shall coordinate the procedures of reorganization in the form of Merger, taking into account the interests of OAO Lensvyaz and OAO Svyaz of Komi and ensure the registration of necessary changes and additions to the Charter of OAO NWT in connection with the reorganization in the form of Merger.

2.4. It is agreed that the Parties shall on request immediately provide documents and information for each other as well as for the authorized representatives of the relevant Party as necessary for the reorganization in the form of Merger. Each Party warrants to the other Parties that the documents and information are complete and do not contain false or misleading data.

2.5. With effect from the Merger Date each of the Merged Companies shall forfeit the legal entity status and become a new branch of OAO NWT. OAO NWT shall in advance take necessary actions to create and register the new branches in accordance with legislation of the Russian Federation. The new branches shall be specified in the Charter of OAO NWT. The Parties shall jointly participate in the development of regulations on the branch of OAO NWT.

## 3. MERGER METHOD

The Parties shall take the measures specified below in accordance with the following stages of reorganization in the form of Merger.

**3.1. Stage of extraordinary general meetings of shareholders of the Parties.**

3.1.1. Meetings of the Boards of Directors of the Parties to discuss matters of reorganization in the form of Merger, including convocation and preparation of extraordinary general meetings of shareholders of the Parties, adoption of justification of the conditions and procedure of reorganization in the form of Merger, matters regarding the Buyout of shares, including determination of the market value of shares for the Buyout purposes subject to effective legislation.

3.1.2. OAO NWT shall file with the Antimonopoly Ministry the petition for the preliminary consent of the Antimonopoly Ministry to the reorganization in the form of Merger.

3.1.3. Based on the relevant decision of the Board of Directors, the extraordinary general meeting of shareholders of OAO Lensvyaz shall consider (as one issue on the agenda) the issue of reorganization of OAO Lensvyaz in the form of Merger, approval of this Contract and the Assignment Act.

3.1.4. Based on the relevant decision of the Board of Directors, the extraordinary general meeting of shareholders of OAO Svyaz of Komi shall consider (as one issue on the agenda) the issue of reorganization of OAO Svyaz of Komi in the form of Merger, approval of this Contract and the Assignment Act.

3.1.5. Based on the relevant decision of the Board of Directors, the extraordinary general meeting of shareholders of OAO NWT shall consider the issue of reorganization of OAO NWT in the form of Merger. The issue of reorganization of OAO NWT in the form of Merger and approval of this Contract shall be considered by the extraordinary general meeting of shareholders of OAO NWT as one issue on the agenda.

The extraordinary general meeting of shareholders of OAO NWT shall also consider other issues relating to the Merger:

3.1.5.1. determination of the limit number, par value, category of and rights carried by the declared ordinary and preference shares;

3.1.5.2. changes and additions to the Charter in connection with the determination of the limit number, par value, category of the declared ordinary and preference shares in OAO NWT;

3.1.5.3. and other issues as necessary for the reorganization in the form of Merger.

**3.2. Stage following the extraordinary general meetings of shareholders of the Parties and preceding the Joint Meeting.**

3.2.1. Within 3 (three) days after the general meeting of shareholders of each Party makes the decision on the reorganization in the form of Merger the Parties shall notify the reorganization in the form of Merger to the tax authorities with which the Party is registered.

3.2.2. The Parties shall notify the creditors of the reorganization in the form of Merger as provided by Article 15 of the RF Federal Law "On Joint-Stock Companies" and settle the relations with the creditors:

3.2.2.1. The Parties shall draw up the register of their creditors as at the date of the decision on the reorganization in the form of Merger by the last of the extraordinary general meetings of shareholders of the Parties.

3.2.2.2. Within 30 days after the decision on the reorganization in the form of Merger is made by the last of the extraordinary general meetings of shareholders of the Parties each Party shall give its creditors a notice to this effect in writing. The notice of reorganization in the form of Merger shall be sent by registered mail and published in the printed publication intended for the publication of data on the state registration of legal entities.

3.2.2.3. In case within 30 days after a Party sent its creditor the notice of reorganization in the form of Merger the creditor required in writing of the notifying Party the termination or early fulfillment of obligations and the compensation for losses such Party shall draw up the register of creditors, specifying the name of the creditor, amount of his claims and the required dates of fulfillment of such claims. After drawing up the register of creditors each Party shall on its own determine the method and procedure of settlements with its creditors.

3.2.2.4. If the claims of creditors of the Merged Company are not considered and/or satisfied before the Merger Date (as defined in clause 3.4 hereof) they shall be satisfied by OAO NWT by way of succession of OAO NWT on the obligations of the Merged Company.

3.2.3. The shareholders of the Parties which voted against the decision on the reorganization in the form of Merger or did not take part in the vote on this issue shall exercise their right and the Parties shall fulfill their obligation regarding the Buyout of the shares presented by the shareholders in accordance with the conditions of this Contract and effective legislation of the Russian Federation:

3.2.3.1. The Buyout of shares from the shareholders of the Parties shall be carried out at the prices determined by the Board of Directors of the Party, based on the findings of an independent valuator, as required by Articles 75, 77 of the Federal Law "On Joint-Stock Companies", which prices shall be specified in

the relevant notice of the extraordinary general meeting of shareholders of the Party.

3.2.3.2. The shareholder shall send the written request for the Buyout of his shares to the joint-stock company to which he is a shareholder, specifying his address, contact telephone and the number of shares the Buyout of which he requests. The shareholder's requests for the Buyout of his shares shall be presented by him within 45 days from the date the relevant decision was made by the extraordinary general meeting of shareholders of the Party to which he is a shareholder. The shareholder may at any time within 45 days revoke his request for Buyout by giving a notice in a free form to the Party. In case the shareholder did not revoke his request within 45 days from the date the relevant decision was made by the extraordinary general meeting of shareholders of the Party to which he is a shareholder, such shareholder shall forfeit the right to revoke his request for Buyout.

3.2.3.3. The Parties shall accept requests from their shareholders for the Buyout of all or a part of their shares.

3.2.3.4. On expiration of the time limit for presenting the Buyout requests the Parties shall within 30 days buy out the shares from their shareholders which presented the Buyout requests. Each Party shall within 30 days pay such shareholder the funds due to him starting from the working day following the expiration of the 45-day period after the relevant decision on the reorganization in the form of Merger was made by the extraordinary general meeting of shareholders.

In the event that on the 46th day after the relevant decision was made by the extraordinary general meeting of shareholders any of the Parties determines that the value of the shares presented by the shareholders for the Buyout exceeds 10 per cent of the cost of net assets of each of the joint-stock companies as at the date of the decision which gave rise to the shareholders' right to request the Buyout of their shares, such Party shall buy out the shares in proportion to the requests presented.

In case a Party reduces the number of shares that may be bought out in proportion to the requests and as the result of such reduction a fractional number of shares is to be bought out from the shareholder, the fractional number of shares to be bought out shall be rounded off to an integer. The fractional number of shares to be bought out shall be rounded off according to the following rules:

a) in case the decimals are from 50 to 99, one is added to the integer;

b) in case the decimals are from 01 to 49, only the integer is taken into account and the decimals are disregarded.

3.2.3.5. The settlements with the shareholders of each Party with respect to the Buyout of shares shall be effected by the executive bodies of the relevant Party in accordance with their in-house documents and regulations. The Parties shall carry out the Buyout of shares by reducing their own funds and such Buyout shall not be a financial investment. When bought out, the shares in the Parties shall be canceled.

3.2.3.6. After the Buyout has been carried out based on the Buyout requests, the Parties shall send to their registrar the document confirming the settlements with the shareholders as well as other documents required by the registrar and determined by the FKCB of Russia for the Buyout procedure.

3.2.4. OAO NWT shall apply to the RF Ministry of Communications and Information Technologies and other ministries and departments for the licenses and permits necessary for its activity or for the renewal of its licenses and permits.

3.2.5. The Merged Companies shall notify their employees of the reorganization in the form of Merger according to the rules and regulations provided by the Russian Federation Labor Code.

3.2.6. OAO NWT shall register according to the established procedure the changes and additions to its Charter concerning the decision on the determination of the limit number, par value, category of, and rights carried by, the declared shares.

3.2.7. The Board of Directors of OAO NWT shall make the decision to increase the authorized capital by placing Shares and shall approve decisions on the issues of Shares.

3.2.8. OAO NWT shall register with the FKCB of Russia the decisions on the issues of Shares.

3.2.9. The Board of Directors of OAO NWT shall make the decision on the setting up of branches on the territory of the Merged Companies, make relevant changes in the Charter of OAO NWT and approve branch regulations, subject to the provision of clause 2.5 hereof.

**3.3. Joint Meeting stage.**

3.3.1. After the consent of the Antimonopoly Ministry to the reorganization in the form of Merger is obtained the joint meeting of the Board of Directors of OAO NWT, Board of Directors of OAO Lensvyaz and the Board of Directors of OAO Svyaz of Komi (to be convoked by the Chairperson of the Board of Directors of OAO NWT as agreed with the Chairperson of the Board of Directors of OAO Svyaz and the Chairperson of the Board of Directors of OAO Svyaz of Komi) shall convoke the Joint Meeting and decide on all matters relating to the preparation and holding of the Joint Meeting.

3.3.2. The Parties shall hold the Joint Meeting to discuss changes and additions to the Charter of OAO NWT.

**3.4. Merger stage.**

3.4.1. OAO NWT shall submit to the registration body for the place of its location the documents required in accordance with effective legislation for registering the changes and additions to the Charter, as adopted at the Joint Meeting; based on this registration, the registration body for the place of location of OAO Lensvyaz and the registration body for the place of location of OAO Svyaz of Komi will make entries in the State Register on the termination of activity of the Merged Companies in the capacity of legal entities.

3.4.2. As of the day preceding the date of the entry in the State Register on the termination of activity of the Merged Companies in the capacity of legal entities, each of the Merged Companies shall prepare final accounting reports and an explanatory note showing changes in the cost of the transferred property and obligations as well as inventory the property, financial and other obligations.

3.4.3. At the date of the entry in the State Register on the termination of activity of the Merged Companies in the capacity of legal entities, the shares in the Merged Companies shall be converted into shares in OAO NWT in accordance with section 4 hereof.

3.4.4. The merger of each of the Merged Companies shall be deemed effected at the date of the entry in the State Register on the termination of activity of the Merged Company in the capacity of the legal entity.

**3.5. Stage after the Merger Date.**

3.5.1. All property and obligations as well as the rights and/or obligations placed on the off-balance sheet accounts of the Merged Companies shall be assigned to OAO NWT in accordance with the Assignment Act of each Merged Company, prepared in accordance with legislation of the Russian Federation.

3.5.2. The Board of Directors of OAO NWT shall make the decision on the approval of reports on the results of the issue of Shares.

3.5.3. OAO NWT shall register with the FKCB of Russia the reports on the results of the issue of Shares.

3.5.4. OAO NWT shall register necessary changes and additions to its Charter, including those relating to the increase in the authorized capital of OAO NWT by the par value of the placed Shares, increase in the number of placed shares and reduction in the number of declared shares of relevant categories.

3.6. The Parties shall have the right to change some stages of the procedure of reorganization in the form of Merger as well as to take other necessary actions not provided for by this Contract, if such actions are required by legislation of the Russian Federation and/or Government Bodies.

## 4. CONVERSION OF SHARES IN OAO LENSVYAZ AND OAO SVYAZ OF KOMI INTO SHARES IN OAO NWT

4.1. The ordinary shares in the Merged Companies of all existing issues, except the shares specified in clause 4.3 hereof, shall be simultaneously converted into ordinary shares in OAO NWT using the applicable conversion factors specified in Appendix I hereto, which is an integral part of this Contract.

The ordinary shares in OAO NWT, both existing ones and those issued for the purpose of converting ordinary shares in the Merged Companies, shall give equal rights to their holders, namely:

4.1.1. To take part in the general meeting of shareholders with the right to vote on all issues within its competence.

4.1.2. To elect and be elected to the management and control bodies of OAO NWT.

4.1.3. To receive dividends.

4.1.4. To enjoy the preemptive right to acquire securities in proportion to the number of voting shares held by the shareholder in case OAO NWT places by open subscription voting shares and securities convertible into voting shares.

4.1.5. To receive a portion of property of OAO NWT in case of its liquidation.

4.1.6. To exercise other rights as provided by the Charter of OAO NWT and effective legislation of the Russian Federation.

4.2. The preference shares in the Merged Companies of all existing issues, except the shares specified in clause 4.3 hereof, shall be simultaneously converted into preference shares in OAO NWT using the applicable conversion factors specified in Appendix II hereto, which is an integral part of this Contract.

The preference shares in OAO NWT, both existing ones and those issued for the purpose of converting preference shares in the Merged Companies, shall give equal rights to their holders, namely:

4.2.1. To take part in the general meeting of shareholders with the right to vote on the issues of reorganization and liquidation of OAO NWT; in case changes and additions are made to the Charter of OAO NWT limiting the rights of preference shareholders, including cases of determination of or increase in the rate of dividend and/or determination of or increase in the liquidation value paid on preference shares of the preceding priority rank as well as preferences regarding the priority rank of dividends and/or liquidation value of the property of OAO NWT.

4.2.2. To receive the liquidation value of shares equal to the par value of such shares in case of liquidation of OAO NWT.

4.2.3. To receive a fixed portion of net profit (dividends) to be distributed among the shareholders in accordance with the Charter of OAO NWT.

4.2.4. To exercise other rights as provided by the Charter of OAO NWT, effective legislation of the Russian Federation.

4.3. The following ordinary and preference shares in the Merged Companies shall not be converted into Shares in OAO NWT:

4.3.1. shares in the Merged Companies, which are held by OAO NWT and are canceled at the time entries are made in the State Register on the termination of activity of the relevant Merged Companies in accordance with Article 17 of the Federal Law "On Joint-Stock Companies".

4.3.2. shares in the Merged Companies, which are held by the Merged Companies and are canceled at the time entries are made in the State Register on the termination of activity of the relevant Merged Companies in accordance with Article 17 of the Federal Law "On Joint-Stock Companies".

4.4. The shareholders of the Merged Companies shall become owners of Shares in OAO NWT pro rata the shares they own in accordance with the conversion factors provided in Appendices I and II hereto.

4.5. It is agreed that if as the result of conversion of shares some shareholders of the Merged Company have a fractional number of shares in OAO NWT, the fractional portion of the number of shares shall be rounded off. The fractional portion of the number of shares shall be rounded off according to the following rules:

4.5.1. in case the decimals are from 50 to 99, one is added to the integer number and the decimals are disregarded.

4.5.2. in case the decimals are from 01 to 49, only the integer is taken into account and the decimals are disregarded.

4.6. If as the result of such rounding off any ordinary and/or preference shareholder of the Merged Company is not entitled to a single ordinary and/or preference share in OAO NWT such shareholder shall have the right to receive one ordinary and/or preference share in OAO NWT.

## 5. SUCCESSION

5.1. OAO NWT shall become from the Merger Date the legal successor of the Merged Companies with respect to all of their rights and obligations, whether or not stated in the Assignment Act of each Merged Company.

5.2. If the rights and/or obligations of any Merged Company increase between the approval date of this Contract and the Assignment Act of the Merged Company and the Merger Date, all of them shall be assigned to OAO NWT at the Merger Date.

5.3. The changes in the rights and/or obligations of the Merged Companies, which arise after the approval date of this Contract and the Assignment Act of the Merged Company as the result of its current economic activity before the Merger Date, shall be accepted by OAO NWT according to the final accounting reports of the Merged Company, prepared as provided in clause 3.4.2 hereof.

## 6. JOINT MEETING OF SHAREHOLDERS

6.1. Convocation of the Joint Meeting:

6.1.1. The joint session of the Board of Directors of the Parties convoking the Joint Meeting shall be competent (shall have the quorum) if attended by members of the Boards of Directors of the Parties having in total more than a half of votes in the Boards of Directors of the Parties.

6.1.2. The following issues may be decided at the joint session of the Boards of Directors of the Parties by the aggregate majority of votes of members of the Board of Directors of OAO NWT and members of the Boards of Directors of the Merged Companies in accordance with the requirements of the Federal Law "On Joint-Stock Companies" and other normative acts:

6.1.2.1. convocation and holding of the Joint Meeting (including determination of the form, date, time and venue of the Joint Meeting, time when the registration of persons participating in the Meeting begins);

6.1.2.2. date of the list of persons entitled to participate in the Joint Meeting, determination of the composition of voting shares;

6.1.2.3. approval of the agenda of the Joint Meeting;

6.1.2.4. appointment of the Chairperson and the Secretariat of the Joint Meeting;

6.1.2.5. form and text of the voting ballot;

6.1.2.6. closing date for acceptance of voting ballots and the mailing address to which the filled-out ballots are to be sent;

6.1.2.7. list of information (materials) to be provided for the shareholders during preparation for the Joint Meeting and the method of its provision;

6.1.2.8. approval of the text of the notice of the Joint Meeting and the method of notification of the Joint Meeting;

6.1.2.9. other possible related issues.

6.1.3. It is agreed that the notice of the Joint Meeting shall be published in the mass media specified in the Charters of each Party not later than 20 days before the date of the Joint Meeting.

6.1.4. It is agreed that the written notices of the Joint Meeting and voting ballots shall be sent to the shareholders of each Party by registered mail or by courier, or served against receipt.

6.2. It is agreed that the right to participate in the Joint Meeting belongs to the persons included in the List of persons entitled to participate in the Joint Meeting (hereinafter the list), prepared by the specialized register holder of the Parties based on the registers of shareholders of each Party and with account taken of the information provided by their nominal holders on the persons in whose interests they held shares as at the date of the List.

6.3. The number of votes for the purpose of determining the quorum and voting results of the Joint Meeting shall be determined as follows:

6.3.1. The voting share for the Joint Meeting is such share which gives the right to vote on issues included in the agenda of the Joint Meeting in accordance with applicable legislation.

6.3.2. The number of votes given by the placed voting shares in OAO NWT shall be determined as follows: one placed voting share in OAO NWT belonging to a person included in the List gives one vote.

6.3.3. The number of votes at the Joint Meeting, belonging to a shareholder of the Merged Company included in the List of persons entitled to participate in the Joint Meeting, shall be determined the same way as the number of shares in OAO NWT to which the shareholder is entitled in accordance with the provisions hereof, namely: the right of one vote at the Joint Meeting is given by that number of voting shares in the Merged company which qualify for one voting share in OAO NWT.

6.3.4. If as the result of calculation of votes any shareholders of the Merged Company have a fractional number of votes, such fractional portion of the number of votes shall be rounded off. The fractional portion of the number of votes shall be rounded off according to the rules provided in sub-clauses 4.5.1 and 4.5.2 hereof. If as the result of such rounding off any voting shareholder of the Merged Company has no votes, such shareholder shall receive one vote at the Joint Meeting.

6.4. The Joint Meeting is competent (has the quorum) if the shareholders of the Parties which participated in it have in aggregate more than one half of the total number of votes determined in accordance with sub-clauses 6.3.2-6.3.4 hereof.

6.5. The voting at the Joint Meeting shall take place on the "one voting share in OAO NWT, one vote" basis. The number of votes carried by the voting shares in the Merged Company shall be determined for voting purposes as provided by sub-clauses 6.3.3, 6.3.4 hereof.

6.6. The decision at the Joint Meeting on the issue put to the vote shall be made by the aggregate number of the shareholders' votes in accordance with Articles 48 and 49 of the Federal Law "On Joint-Stock Companies".

6.7. The working bodies of the Joint Meeting shall be the Chairperson and the Secretariat. The functions of the count commission at the Joint Meeting shall be performed by the Registrar of the Parties – holder of the registers of registered securities holders – ZAO "Registrator-Svyaz".

6.8. As far as not contrary to this Contract, the Joint Meeting shall be held in accordance with the Regulation on the General Meeting of Shareholders of OAO NWT.

## 7. УСЛОВИЯ ПРИСОЕДИНЕНИЯ

7.1. The Parties agree and understand that the assets of the Parties may be reduced between the effective date hereof and the Merger Date as the result of:

7.1.1. Satisfaction by the Parties of requests for the Buyout of shares, presented by their shareholders which voted against the reorganization or did not vote on this issue at the extraordinary general meetings of shareholders of the Parties and duly presented written requests for the Buyout of their shares as described in sub-clause 3.2.3 hereof.

7.1.2. Satisfaction of creditors' claims for compensation of their losses or early termination of obligations as described in sub-clause 3.2.2 hereof.

7.1.3. Actions taken by the Parties in the course of their current business activity as approved by the Boards of Directors, Management Boards or Directors General of the Parties.

7.2. The Merged Company shall every quarter, from the effective date hereof till the Merger Date, provide the relevant executive bodies of OAO NWT with information about the servicing of the their debt obligations as per the approved form.

7.3. The Merged Company shall prepare:

7.3.1. Register of all companies where it has any interest in the authorized capital, and provide such register for OAO NWT within one month from the effective date hereof as well as inform OAO NWT of changes in this register within three working days after such changes are made;

7.3.2. Register of its properties and provide such register for OAO NWT within one month from the effective date hereof.

7.4. After the effective date hereof the Merged Company may not without the prior consent of the executive body of OAO NWT make deals for the alienation, lease or transfer of real estate for free use as well as any other deals or several interrelated deals for the amount over 2% of its assets as at the date of the last approved balance sheet of the Merged Company, except as provided by sub-clauses 7.1.1 and 7.1.2 hereof.

7.5. The Merged Company shall immediately notify OAO NWT of all legal actions and/or pre-court claims against it in connection with the Merger.

7.6. Taking into account the results of economic operations in the process of ordinary economic activity of the Merged Company, payment of taxes and other duties, salary, discharge of debts, Buyout of shares as required by shareholders of the Merged Company in accordance with legislation, early fulfillment of obligations of the Merged Company and compensation for losses to the creditors which presented such claims in accordance with legislation in connection with the decision on reorganization and other similar circumstances, each of the Merged Companies as of the day preceding the date of the entry in the State Register on the termination of activity of the Merged Company in the capacity of legal entity shall prepare final accounting reports and the explanatory note dealing with changes in the cost of the assigned property and obligations as

well as inventory the property, financial and other obligations and provide them immediately for OAO NWT.

7.7. The Merged Company shall take all measures and actions as required to prepare and effect the assignment of the property, assets, rights and obligations of the Merged Company to OAO NWT.

7.8. From the Merger Date the Merged Company shall transfer for storage to OAO NWT the documents specified in Appendix III hereto as well as other documents which OAO NWT may additionally request. The documents kept by the Merged Company and not specified in Appendix III hereto shall be kept at the branch set up on the basis of the Merged Company.

## 8. GUARANTEES OF THE RIGHTS OF EMPLOYEES OF THE MERGED COMPANY

8.1. In accordance with the Russian Federation Labor Code the Merger shall not interrupt employment relations.

8.2. The employees of the Merged Company may be transferred to OAO NWT only with their consent.

8.3. In case an employee of the Merged Company does not agree to continue work under new conditions the employment contract with him shall be terminated in accordance with labor legislation of the Russian Federation.

8.4. From the effective date hereof and till the Merger Date the Merged Company may change conditions of the remuneration of labor only within the framework of the industry tariff agreement and the collective agreement of the Merged Company. The Merged Company may not without the agreement with the relevant executive body of OAO NWT change the amounts of social benefits and guarantees as established by the collective agreement of the Merged Company.

8.5. The conditions of the employment contract concluded with the regional director of the branch of OAO NWT set up on the basis of the Merged Company shall meet the conditions of the employment contract concluded with other regional directors of branches of OAO NWT, referred to the same group in respect of the remuneration of labor.

8.6. The conditions of the employment contracts concluded with the employees of the branch of OAO NWT set up on the basis of the Merged Company shall not be worse than those of the employment contracts concluded at the Merged Company.

8.7. For one year from the Merger Date, OAO NWT shall preserve at the branch set up on the basis of the Merged Company the personal composition of the collective executive body of the Merged Company, unless otherwise proposed by the regional director of the branch.

8.8. For one year from the Merger Date, OAO NWT shall not worsen at the branch set up on the basis of the Merged Company the conditions of the remuneration of labor and social benefits existing at the Merged Company before the Merger and provided for by the collective agreement of the Merged Company and the industry tariff agreement (subject to resources of the new branch).

## 9. VALIDITY OF THE CONTRACT

9.1. This Contract shall come into effect when approved by the last of the extraordinary general meetings of shareholders of the Parties making decisions on the Merger and shall remain in force until each Party fulfills its respective obligations regarding the subject hereof.

9.2. The Contract shall terminate in the following cases:

9.2.1. In case the Antimonopoly Ministry denies consent to the Merger, if the circumstances on which such denial is based cannot be rectified.

9.2.2. In other cases as provided by effective legislation of the Russian Federation.

9.3. If for any reasons whatsoever one of the Merged Companies refuses to participate in the Merger at any stage, including the extraordinary general meeting of shareholders, at which the reorganization in the form of Merger, approval of this Contract and the Assignment Act are discussed, or such extraordinary general meeting of shareholders or the implementation of decisions adopted at such extraordinary general meeting of shareholders is prohibited based on a third party's claim, the conditions hereof, including the set factors for the conversion of shares in the Merged Company into shares in OAO NWT shall be as valid for the other Merged Company and OAO NWT as if all Parties participated in the Merger.

## 10. FORCE-MAJEURE

10.1. The Parties shall not be liable for the non-fulfillment or improper fulfillment of their obligations hereunder under the circumstances making impossible the complete or partial fulfillment by any Party of its obligations hereunder, namely: fires, natural calamities, war, warfare, blockade, normative acts of public authorities or other circumstances beyond the control of the Parties; in such a case the time limit for the fulfillment of these obligations shall be extended by the period during which such circumstances will exist. In case the force majeure circumstances and/or their consequences last more than 1 (one) year the Parties shall be released from the obligations relating to the performance hereof.

10.2. The Party affected by force majeure circumstances shall notify the other Parties not later than 10 (ten) calendar days after the commencement of such circumstances.

10.3. The failure to notify or the delay in the notification of force majeure circumstances when the Party affected by them was able to notify the other Parties of the commencement of such does not give the right to refer to force majeure circumstances in case the Party is unable to fulfill its obligations hereunder.

## 11. SETTLEMENT OF DISPUTES

11.1. All disputes and differences concerning this Contract shall be settled by negotiations between the Parties.

11.2. If the Parties cannot reach an agreement on any dispute by negotiations, this dispute shall be referred to the Arbitration Court of St. Petersburg.

11.3. This Contract shall be governed in accordance with legislation of the Russian Federation. The Parties shall bear liability according to effective legislation for the non-fulfillment or improper fulfillment of obligations hereunder.

## 12. CLOSING PROVISIONS

12.1. In case one or more clauses hereof are declared invalid according to the procedure established by effective legislation, these clauses will cease to operate. The fact that some clauses hereof do not operate shall not affect the validity of the Contract on the whole.

12.2. In case this Contract on the whole is declared invalid according to the procedure established by effective legislation, the Parties shall take all necessary measures to protect the rights of shareholders and creditors of the Parties and ensure that the decisions made by the management bodies of the Parties in accordance with effective legislation are fulfilled.

12.3. In case this Contract does not contain provisions regulating some matters of Merger as well as in case some clauses hereof cease to operate, the Parties shall abide by the rules of effective legislation. If such matters of Merger are not regulated by law, the Parties shall use civil legislation regulating similar relations and business practices in respect of relations arising between the Parties in connection with such matters, if this does not contradict with their essence.

12.4. Each Party shall on its own bear all its expenses connected with the Merger, including expenses on the Merger stages, preparation of all necessary documents, payment for third persons' services in preparing and carrying out the Merger stages.

12.5. This Contract is made in quadruplicate, one copy for each Party and one copy for the registrar, all copies being equally valid.

**SIGNATURES OF THE PARTIES:**

**OAO NWT:**

______________________________

______________________________

| | |
|---|---|
| S.I. Kuznetsov<br>Director General | M.M. Semchenko<br>Chief Accountant |

**OAO Lensvyaz:**

______________________________

______________________________

| | |
|---|---|
| V.Ye. Strizhkov<br>Director General | V.A. Murashova<br>Chief Accountant |

**OAO Svyaz of Komi:**

______________________________

______________________________

| | |
|---|---|
| V.A. Kozlov<br>Director General | G.I. Tuligolovets<br>Chief Accountant |

**APPENDIX I**
**to the Merger Contract**
**of ______________ 2004**

**Number of ordinary shares in OAO NWT to which the ordinary shareholders of OAO Lensvyaz and OAO Svyaz of Komi are entitled**

**Background data**

| | |
|---|---|
| Number of ordinary shares in OAO NWT | 735 917 222 |
| *Par value of share* | *1 ruble* |
| Number of ordinary shares in OAO Lensvyaz | 1 988 920 |
| *Par value of share* | *100 rubles* |
| Number of ordinary shares in OAO Svyaz of Komi | 283 656 424 |
| *Par value of share* | *1.02 ruble* |

***Approach to determining the factor of conversion of ordinary shares in OAO Lensvyaz and ordinary shares in OAO Svyaz of Komi into ordinary shares in OAO NWT.***

To determine the share conversion factor, the value of ordinary shares in OAO NWT, OAO Lensvyaz and OAO Svyaz of Komi has been analyzed.

The analysis was carried out as of September 30, 2003, but the most substantial events that took place after this date and were officially declared by the Parties before the meetings of their Boards of Directors, which made the decision on the reorganization, were also taken into account.

The value of shares was analyzed using the following methods:

- Analysis of prices of the Parties' shares on the organized securities market;
- Analysis based on comparison with comparable telecommunications companies of Russia;
- Analysis based on comparison with comparable reorganization projects of electrical communications companies of Russia;
- Discounted cash flow analysis;
- Net assets cost analysis.

The calculation of the recommended ordinary shares conversion factors is based on the ratio of the estimated value of an ordinary share in OAO Lensvyaz and OAO Svyaz of Komi respectively to the estimated value of an ordinary share in OAO NWT. Thus, the number of ordinary shares in OAO Lensvyaz and OAO Svyaz of Komi convertible into one ordinary share in OAO NWT is determined.

The ordinary shareholders of OAO Lensvyaz will receive 1 (one) ordinary share in OAO NWT for 0.0268 ordinary share in OAO Lensvyaz.

The ordinary shareholders of OAO Svyaz of Komi will receive 1 (one) ordinary share in OAO NWT for 4.00 ordinary shares in OAO Svyaz of Komi.

If as the result of conversion of shares some shareholders of OAO Lensvyaz or OAO Svyaz of Komi have a fractional number of shares in OAO NWT, the fractional portion of this number shall be rounded off according to the rules provided in clause 4.5 hereof.

If as the result of such rounding off any ordinary shareholder of OAO Lensvyaz or OAO Svyaz of Komi is not entitled to a single ordinary share in OAO NWT such shareholder shall receive one ordinary share in OAO NWT in accordance with clause 4.6 hereof.

Given that with the rounding off under clause 4.5 hereof the number of ordinary shares in OAO NWT necessary for the conversion may exceed their number calculated using above conversion factors, to ensure that the number of ordinary shares issued additionally is sufficient, OAO NWT will make the decision to place 145 134 309 ordinary shares, including the guarantee reserve of 6,770 ordinary shares.

Based on the results of actual placement of the additionally issued ordinary shares in OAO NWT by converting into them ordinary shares in OAO Lensvyaz and ordinary shares in OAO Svyaz of Komi, according to the rules of Russian legislation the unplaced shares shall remain declared.

**SIGNATURES OF THE PARTIES:**

**OAO NWT:**

______________________________

______________________________

| | |
|---|---|
| S.I. Kuznetsov<br>Director General | M.M. Semchenko<br>Chief Accountant |

**OAO Lensvyaz:**

______________________________

______________________________

| | |
|---|---|
| V.Ye. Strizhkov<br>Director General | V.A. Murashova<br>Chief Accountant |

**OAO Svyaz of Komi:**

______________________________

______________________________

| | |
|---|---|
| V.A. Kozlov<br>Director General | G.I. Tuligolovets<br>Chief Accountant |

**APPENDIX II**
**to the Merger Contract**
**of _____________ 2004**

**Number of preference shares in OAO NWT to which the preference shareholders of OAO Lensvyaz and OAO Svyaz of Komi are entitled**

**Background data**

| | |
|---|---|
| Number of preference shares in OAO NWT | 202 022 788 |
| *Par value of share* | *1 ruble* |
| Number of preference shares in OAO Lensvyaz | 662 970 |
| *Par value of share* | *100 rubles* |
| Number of preference shares in OAO Svyaz of Komi | 94 538 326 |
| *Par value of share* | *1.02 ruble* |

***Approach to determining the factor of conversion of preference shares in OAO Lensvyaz and preference shares in OAO Svyaz of Komi into preference shares in OAO NWT.***

To determine the share conversion factor, the value of preference shares in OAO NWT, OAO Lensvyaz and OAO Svyaz of Komi has been analyzed.

The analysis was carried out as of September 30, 2003, but the most substantial events that took place after this date and were officially declared by the Parties before the meetings of their Boards of Directors, which made the decision on the reorganization, were also taken into account.

The value of shares was analyzed using the following methods:

- Analysis of prices of the Parties' shares on the organized securities market;
- Analysis based on comparison with comparable telecommunications companies of Russia;
- Analysis based on comparison with comparable reorganization projects of electrical communications companies of Russia;
- Discounted cash flow analysis;
- Net assets cost analysis.

The calculation of the recommended preference shares conversion factors is based on the ratio of the estimated value of a preference share in OAO Lensvyaz and OAO Svyaz of Komi respectively to the estimated value of a preference share in OAO NWT. Thus, the number of preference shares in OAO Lensvyaz and OAO Svyaz of Komi convertible into one preference share in OAO NWT is determined.

The preference shareholders of OAO Lensvyaz will receive 1 (one) preference share in OAO NWT for 0.0268 preference share in OAO Lensvyaz.

The preference shareholders of OAO Svyaz of Komi will receive 1 (one) preference share in OAO NWT for 4.00 preference shares in OAO Svyaz of Komi.

If as the result of conversion of shares some shareholders of OAO Lensvyaz or OAO Svyaz of Komi have a fractional number of shares in OAO NWT, the fractional portion of this number shall be rounded off according to the rules provided in clause 4.5 hereof.

If as the result of such rounding off any preference shareholder of OAO Lensvyaz or OAO Svyaz of Komi is not entitled to a single preference share in OAO NWT such shareholder shall receive one preference share in OAO NWT in accordance with clause 4.6 hereof.

Given that with the rounding off under clause 4.5 hereof the number of preference shares in OAO NWT necessary for the conversion may exceed their number calculated using above conversion factors, to ensure that the number of preference shares issued additionally is sufficient, OAO NWT will make the decision to place 48,379,035 preference shares, including the guarantee reserve of 6,766 preference shares.

Based on the results of actual placement of the additionally issued preference shares in OAO NWT by converting into them preference shares in OAO Lensvyaz and preference shares in OAO Svyaz of Komi, according to the rules of Russian legislation the unplaced shares shall remain declared.

**SIGNATURES OF THE PARTIES:**

**OAO NWT:**

______________________________

______________________________

S.I. Kuznetsov
Director General

M.M. Semchenko
Chief Accountant

**OAO Lensvyaz:**

______________________________

______________________________

V.Ye. Strizhkov
Director General

V.A. Murashova
Chief Accountant

**OAO Svyaz of Komi:**

______________________________

______________________________

V.A. Kozlov
Director General

G.I. Tuligolovets
Chief Accountant

**APPENDIX III**
**to the Merger Contract**
**of _______________ 2004**

**Documents transferred by OAO Lensvyaz and OAO Svyaz of Komi to OAO NWT as at the Merger Date in accordance with Resolution of the FKCB of Russia No. 03-33/ps of July 16, 2003 "On the Approval of the Regulation on the Procedure and Periods of Storage of Documents of Joint-Stock Companies"**

1. Privatization plan.
2. Charter of the Company, changes and additions to the Charter of the Company, registered according to the established procedure from the beginning of the Company's activity, certificate of state registration of the Company.
3. Decisions on the issue (additional issue) of securities, prospectuses (prospectuses of issue) of securities, changes and/or additions to decisions on the issue (additional issue) and/or prospectuses (prospectuses of issue) of securities, reports on the results of issue (additional issue) of securities, registered according to the established procedure by the registration bodies.
4. Annual reports of the Company, approved by the meeting of shareholders.
5. Reports of independent valuators.
6. Minutes of General Meetings of Shareholders (decisions of the shareholder owning all voting shares in the Company), Audit Commission (Auditor) of the Company.
7. Minutes of meetings of the Board of Directors (Supervisory Board) of the Company.
8. Lists of affiliated persons of the Company, lists of persons entitled to participate in the General Meeting of Shareholders, entitled to dividends as well as other lists prepared by the Company in order for the shareholders to exercise their rights in accordance with requirements of the Federal Law "On Joint-Stock Companies".
9. Findings of the Audit Commission (Auditor) of the Company, state and municipal financial control bodies.

**SIGNATURES OF THE PARTIES:**

**OAO NWT:**

______________________________

______________________________

| | |
|---|---|
| S.I. Kuznetsov<br>Director General | M.M. Semchenko<br>Chief Accountant |

**OAO Lensvyaz:**

______________________________

______________________________

| | |
|---|---|
| V.Ye. Strizhkov<br>Director General | V.A. Murashova<br>Chief Accountant |

**OAO Svyaz of Komi:**

______________________________

______________________________

| | |
|---|---|
| V.A. Kozlov<br>Director General | G.I. Tuligolovets<br>Chief Accountant |

**DRAFT AMENDMENTS AND ADDITIONS INTRODUCED TO THE ARTICLES OF ASSOCIATION OF THE COMPANY***

Clause 6.3 of the Articles of Association shall be worded as follows:

6.3 The Company is entitled to float, in addition to the floated common shares, **145 134 309 (one hundred forty five million one hundred thirty four thousand three hundred nine)** common registered non-documentary shares (stated shares). The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, **48 379 035 (forty eight million three hundred seventy nine thousand thirty five)** preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.



* Under the rights granted by the stated shares, the decision on determining which is to be taken by the extraordinary general meeting of the shareholders, no amendments are to be introduced to the Articles of Association, as these rights are already contained in clause 6.4 of the Articles of Association.

activities[1], and through market's understanding of new, better prospects for the development of OJSC NWT. Starting from September 2001, OJSC NWT has been implementing the programme of 1st level American Depositary Receipts[2] (ADR) for its shares. The scale of the candidate is of no small importance for further development of the strategy of potential entry of OJSC NWT into international markets of capital even in the form of 3rd level ADR or Global Depositary Receipts. The planned merger will make it possible for OJSC NWT to get extra advantages in exercising the possibility of primary public floatation of shares in international markets.

The Members of the Board of Directors and the management of OJSC NWT are convinced that the expected merger with OJSC Lensvyaz and OJSC Communication of the Republic of Komi will have a positive effect on the development of our Company's operation: the geographic expansion of the activities scale through two of the most economically developed and promising regions of the North-West – Leningrad Oblast and the Republic of Komi – will make it possible for OJSC NWT to ensure a high development rate through using the growth reserves available in the said regions.

Besides the strategic advantages, there is a number of tactical advantages of the merger: pursuing a single engineering, technological and contractual policy; improving the interaction with big clients, suppliers of equipment and services; improving the debt obligations servicing capacity through cash flows consolidation; and the possibility of resources concentration in priority areas, etc.

Apart from the companies themselves – OJSC NWT, OJSC Lensvyaz and OJSC Communication of the Republic of Komi – this project is very important for the development of the Russian telecommunication industry on the whole. The merger project is being implemented as a continuation of the process of restructuring OJSC Svyazinvest by consolidating subsidiaries and affiliates of the holding into interregional companies, which is dealt with in the Concept of the Development of the Telecommunication Services Market in the Russian Federation, that was approved by the session of the Government of the Russian Federation of 21.12.2000, and in the Instructions of the Government of the Russian Federation of 16.08.2001 No. IK-P10-14521.

A number of issues presented in the respective voting ballots are proposed for discussion at the meeting. We would like to draw your attention to the fact that these issues are related to the merger and are necessary in order to implement it.

Your vote is very important for approving the proposed merger project. We hope that you share our standpoint in respect of the key goals and advantages for OJSC NWT and that you will vote for the merger.

Yours faithfully,

| | |
|---|---|
| V.N. Yashin,<br>Chairman of the Board of Directors of OJSC NWT | S.I. Kuznetsov,<br>General Manager of OJSC NWT |

[1] The total number of subscribers of OJSC Lensvyaz and OJSC Communication of the Republic of Komi as of the end of 2003 exceeded 680,000, which makes 20% of the number of subscribers of OJSC NWT.

[2] American Depositary Receipts are an instrument making it possible for a wider circle of international investors to buy and hold shares of foreign companies.

RECEIVED
2005 MAY 17 P 2:07
OFFICE OF INTERNATIONAL

20th February 2004

**LETTER OF INFORMATION TO SHAREHOLDERS ON REORGANIZATION**

Dear Shareholder of OJSC NWT,

On behalf of the Board of Directors and management of OJSC NWT, we would like to provide you with information on the expected merger of OJSC North-West Telecom with OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi.

The Board of Directors is satisfied with the results of the preparatory work that has been conducted to implement the decision of the Board of Directors of 15.05.2003 and with the recommended conditions of the merger of OJSC North-West Telecom with OJSC Lensvyaz and OJSC Communication of the Republic of Komi; at its meeting on the 20th of February 2004 it took a decision on the advisability of the merger and on approving the conditions of the merger. Now the issue of the merger and its conditions is proposed for your consideration and final approval at the forthcoming extraordinary general meeting of the shareholders of OJSC NWT, which has been convoked for the 15th April 2004.

There is no doubt that it is important for you to know the goals of the merger of OJSC NWT with OJSC Lensvyaz and OJSC Communication of the Republic of Komi and the benefits that you will acquire as a shareholder. We believe that this is necessary in order to take a correct decision during the voting at the forthcoming extraordinary general meeting of the shareholders of OJSC NWT, dedicated to the merger issue.

Several fundamentally important aspects of the planned merger should be noted:

- This merger is the final stage of restructuring the regional telecommunication operators of the North-West of Russia. After the first stage of the restructuring, instead of nine operators that provided the basic telecommunication services to the population and enterprises within the borders of their regions only, there is a single universal telecommunication operator, OJSC NWT, which is providing the complete range of up-to-date telecommunication services, both traditional (local, long-distance and international telephony) and new (data transmission, Internet, etc.) in the single territory within St. Petersburg and eight regions of the North-Western Federal District.

- The merger will take place in the form of affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi to OJSC NWT.

- The merger will be implemented through the mechanism of converting (exchanging) the existing shares of OJSC Lensvyaz and OJSC Communication of the Republic of Komi into extra issued shares of OJSC NWT.

- During voting at the general meeting of the shareholders in respect of the affiliation, nobody's interests will be infringed upon, as both the holders of common shares and the holders of preferred shares will have equal rights of vote.

- For the decision on the affiliation to be taken, it must be approved by at least 75% of the shareholders taking part in the meeting (with the quorum of 50%).

The management of OJSC NWT is sure that a successful merger will strengthen the fundamental prerequisites for the growth of the market value of OJSC NWT's shares and their attractiveness in the securities market. This will take place both through the significantly increased scale of the Company's

**Appendix 1**

**RECOMMENDED CONVERSION RATIOS RANGES:**
**Shares of Svyaz of Komi Into Shares of NWT**

| | North-West Telecom | Svyaz of Komi |
|---|---|---|
| Shareholders' Equity Valuation Range | US$441 mln - US$485 mln | US$43 mln – US$49 mln |
| Shareholders' Equity Valuation Range per share | Ordinary: US$0.51 – US$0.57<br>Preferred: US$0.31 – US$0.34 | Ordinary: US$0.13 – US$0.14<br>Preferred: US$0.08 – US$0.09 |

Share Conversion Ratio Ranges

(number of Svyaz of Komi shares, to be converted into one share of NWT of the corresponding type)

**Ordinary: 3.97 – 4.04**

**Preferred: 3.97 – 4.04**

- Based on the performed Analysis Renaissance Capital *recommends to the Board of Directors of* OAO North-West Telecom *and the Board of Directors* of OAO Svyaz of Komi Republic to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 3.97 to 4.04 ordinary shares of Svyaz of Komi** |
| **Into one preferred share of NWT is converted:** | **from 3.97 to 4.04 preferred shares of Svyaz of Komi** |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | | conversion, such share fractions should be dome away with. Since the law fails to define any method(s) of doing away with share fractions that may arise in share conversion, and given the experience of prior projects of telco reorganization, the Merger Agreement opts for a mathematical rounding approach. |
| As of the date preceding the respective date of EGRYuL entry that evidences the winding up of OAO Svyaz of Komi as a legal entity, OAO Svyaz of Komi would compile its final accounts with an explanatory note disclosing any changes in the value of any properties and liabilities to be transferred, and shall likewise inventory its properties, financial liabilities, and other obligations. | As of 30 September, 2004. | In keeping with Order No. 44n of Russia's Ministry of Finance dated 20 May, 2003. |
| **5. Post-Merger Phase** | | |
| All assets and liabilities of Svyaz of Komi, as well as its entitlements and/or obligations recorded below the line as of the Merger date shall be transferred to NWT under respective Transfer Statements. | | In keeping with Article 17 of the JSC Law. |
| NWT's Board resolves to approve the share issue reports.<br>NWT obtains registration of the share issue reports from Russia's FCSM.<br>NWT obtains registration of necessary amendments to its Charter, including any amendments pertaining to the increase of NWT's charter capital by the par value of any shares so placed, the increased number of its outstanding shares, and decreased number of declared shares in respective classes. | Approval of share issue reports: last decade of October 2004.<br>Registration of reports with Russia's FCSM: end-October or first decade of November 2004.<br>Registration of amendments to the Charter: November 2004. | In keeping with the Federal Law No. 39-FZ "On Securities Market", Resolution No. 03-30/ps of Russia's FCSM, and the Charter of NWT. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | | as an Owner and Shareholder" the procedure of the joint general meeting of the companies to be reorganized is determined by the Merger Agreement.<br>The voting procedure at such joint general meeting of shareholders is likewise detailed in the Merger Agreement, consistent with Article 17 of the JSC Law. |
| **4. Merger** | | |
| NWT submits to its local registration agency any documents required by the effective law to register any Charter amendments adopted by such joint general meeting, so that the local registration authorities of Svyaz of Komi could rely on such registration to make appropriate entries into the Unified National Register of Legal Entities (known by its Russian acronym as EGRYuL) to show that Svyaz of Komi, respectively, have ceased to exist as legal entity. | Last decade of September 2004 | This procedure is defined by the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs" and Resolutions No. 439 and 440 of the Russian Federal Government dated 19 June, 2002. |
| As of the date(s) when appropriate entries are made in EGRYuL to show that Svyaz of Komi have ceased to exist as legal entity, the shares of Svyaz of Komi, respectively, shall be converted into NWT shares. | 1 October, 2004 | Such share conversion shall occur on the EGRYuL record date in keeping with the requirements of the JSC Law and the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs".<br>In order to effect such share conversion, NWT's registrar shall tentatively record the details of respective share issues in NWT shareholder register and shall credit respective shares to the share issue account of NWT.<br>NWT's registrar shall effect the share conversion by transferring respective quantities of ordinary and/or preferred shares from the share issue account of NWT into newly opened accounts of the target company's shareholders. No swap agreements would be made between former shareholders of target company and NWT as the issuer.<br>Since the JSC Law (Article 25) makes no provision for fractional shares in case of share conversion, to the extent selected shareholders of a target company are left with a fractional number of NWT shares as a result of share |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | share issue decisions with Russia's FCSM: July 2004 | In keeping with Resolution No. 03-30/ps of Russia's FCSM, NWT obtains registration of its shares issue resolutions with Russia's FCSM. As to each of the target companies, two share issues would be made: one for the purpose of converting such target's ordinary shares and the other for the purpose of converting its preferred shares. Following the requirements of the Federal Law "On Securities Market" and the above Resolution of FCSM, no share issue prospectus would be registered, since such additional share issue would be neither offered to the public nor placed in a private subscription among shareholders whose number would exceed 500. |
| **3. Joint General Meeting of the Companies to be Reorganized** | | |
| Once the MAP approval is obtained to carry out reorganization by way of Merger and once the share issue resolutions are registered with Russia's FCSM, a joint Board meeting of the companies to be reorganized (which would be convened by the Board Chairman of NWT in coordination with the target companies' Boards) would convene a joint general meeting of their shareholders and would resolve all issues related to the preparation and conduct of such joint meeting.<br>The companies to be reorganized hold their joint general meeting and consider amendments to NWT's Charter. | Joint Board meetings and convocation of a joint general meeting: mid-July 2004<br>Joint general meeting: end-August 2004 | A joint general meeting of the companies to be reorganized would be held to adopt resolutions on amending the Charter and, if need be, on other issues as prescribed by Article 17 of the JSC Law.<br>The joint meeting has to be held prior to the share conversion date, in keeping with the existing procedure for government registration of legal entities established by way of reorganization, as defined by the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs" and Resolutions No. 439 and 440 of the Russian Federal Government dated 19 June, 2002. In keeping with this procedure, if reorganization occurs by way of merger, the government registration requirement applies to any amendments to the foundation documents of the legal entity into which other legal entity are consolidated; besides, the winding up of target companies must be registered as well.<br>Therefore, the joint general meeting of the companies to be reorganized must adopt a resolution amending NWT's Charter to provide for its succession in title to target companies.<br>In accordance with Decree No. 1210 of Russia's President dated August 18, 1996 and titled "Measures to Protect Shareholder Rights and Secure the Interests of Government |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| Settlement of any relationships with creditors. | 2004. | claims on a target company have not been reviewed or satisfied by the Merger date for any reason whatsoever, NWT shall satisfy the same, since NWT succeeds such target company in its liabilities. |
| OAO Svyaz of Komi shareholders exercise their right to demand that respective companies buy out their shares subject to conditions and procedures established by the Svyaz of Komi Board.<br><br>OAO Svyaz of Komi notifies its employees of the reorganization in the form of Merge of OAO Svyaz of Komi in accordance with Labour Codex of the Russian Federation. | Receipt of Svyaz of Komi shareholders' demands up to 26 May, 2004<br>Share buyout from Svyaz of Komi shareholders up to 25 June, 2004 | Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares, and the redemption procedure shall be defined by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). The procedure of redeeming shares from shareholders, as defined by the Board and as described in the Merger Agreement, is governed by Article 76 of the JSC Law. |
| Actions to issue additional shares:<br>NWT shall duly register its Charter amendments related to its decision to define the maximum amount, par value, and class of any declared shares, plus any rights vested therein.<br>NWT's Board shall resolve to increase its authorized capital by placing additional shares within the declared quantity and shall approve the share issue decisions.<br>NWT shall obtain registrations of its share issue resolutions from Russia's FCSM. | Registration of amendments to NWT's Charter: May 2004<br>Approval of share issue decisions: last ten days of June 2004<br>Registration of | Pursuant to resolutions made by NWT in its extraordinary general meeting to define the maximum amount, par value, and class of any declared ordinary and preferred shares, plus any rights vested therein, and to amend its Charter for the purpose of defining the maximum amount, par value, and class of any declared shares in NWT, the appropriate amendments to NWT Charter shall be registered.<br>In keeping with NWT's Charter, its Board resolves to increase the company's authorized capital by placing additional shares and approves the share issues decisions. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| ▪ amendments to the Charter as regards the determination of the maximum amount, par value, and class of declared common and preferred shares in NWT, plus the rights vested therein;<br>▪ other matters as required to perform reorganization by way of Merger. | | 49 of the JSC Law). Svyazinvest, as the majority shareholder in the target companies and NWT, would be entitled to vote on reorganization issues at such extraordinary general meetings, since the "interested party rule" does not apply to reorganizations. (Based on prior experience of telecom companies' reorganization in 2000-2001, and the reorganization of Center Telecom in 2002. In addition, such position has been reviewed by courts and fully upheld by effective decisions of the Economic Court for St. Petersburg and Leningrad Region dated March 21, 2003 in Case No. A56-30144/02, and the Economic Court of Amur Region dated June 26, 2003 in case No. A04-4163/02-17/143).<br>The extraordinary general meeting of NWT has to adopt a resolution defining the maximum amount, par value, and class of its declared common and preferred shares, plus the rights vested therein, and appropriately amending its Charter, since NWT must issue additional common and preferred shares into which target companies' shares would be converted, as required by the NWT Charter. |
| **2. Following Extraordinary General Meetings and Prior to the Joint Meeting** | | |
| Written notification to the tax authorities at each reorganized companies' place of registration about the intended registration by way of Merger within 3 days after the general meeting of each company to be so reorganized adopts a resolution approving its reorganization by way of Merger. | On or before 15 April, 2004 | Under Article 23 of the Russian Tax Code (Part one), vide No. 146-FZ. |
| Notification to Svyaz of Komi creditors about the Merger resolutions so adopted following the last of extraordinary general meetings. Press announcements of the decision would be made within 30 days of the latest of extraordinary general meetings. Within the 30-day statutory term following the notice period, Svyaz of Komi creditors may present a written demand for prepayment or early performance of any liabilities and may claim damages. | Notice to Svyaz of Komi creditors up to 11 May, 2004.<br>Receipt of any claims from Svyaz of Komi creditors up to 10 June, | The requirement for notifying creditors of companies to be reorganized, as well as the procedure for such notification, once a reorganization resolution has been adopted, are defined in Article 15 of the JSC Law.<br>Since the Law fails to prescribe a procedure of settling accounts with such creditors, each company shall independently define such procedure and sequence of settlements with creditors once appropriate creditor claims are received. In case any creditor |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| **1. Extraordinary General Meetings** | | |
| The Board of NWT and Svyaz of Komi meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of extraordinary general meetings, adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, plus share buyout matters, including market valuation of shares for redemption purposes. | 19 February, 2004 OAO Svyaz of Komi<br>20 February, 2004 OAO NWT | The Parties' Boards meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of the Parties' extraordinary general meetings, in keeping with Article 17 of the JSC Law.<br>Adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, in keeping with Resolution No. 17/ps of Russia's FCSM.<br>Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). |
| NWT applies to MAP requesting a tentative MAP consent to its reorganization by way of Merger. | First decade of March 2004 | Under RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets". |
| Extraordinary general meeting of Svyaz of Komi adopts resolutions to reorganize Svyaz of Komi by way of Merger, approving the Merger Agreement and the Transfer Statement.<br>Extraordinary general meeting of NWT adopts a resolution to reorganize NWT by way of Merger, approving the Merger Agreement.<br>In addition, the extraordinary general meeting of NWT would review other Merger-related issues:<br>▪ determination of the maximum amount, par value, and class of declared common and preferred shares, plus the rights vested therein; | 12 and 15 April, 2004, respectively | Adoption of a resolution for the purpose of shareholder reorganization of the target company and surviving entity by way of approving the Merger Agreement, in keeping with Article 17 of the JSC Law.<br>An extraordinary meeting shall be deemed duly held if attended by at least 50% votes of shareholders entitled to vote on issues of its agenda (Article 58 of the JSC Law). When such extraordinary meeting votes on any agenda matters related to reorganization, both common and preferred shareholders are entitled to vote (Articles 31 and 32 of the JSC Law). In order to adopt such reorganization resolution and to approve the Merger Agreement and the Transfer Statement, at least 75% majority vote is required by shareholders voting on such matter (Article |

**Merger Procedure**

The Merger procedure, as defined by the Merger Agreement, follows the requirements of the existing laws and regulations of the Russian Federation, namely Russia's Civil Code; Russian Federal Law No. 208-FZ "On Joint Stock Companies"; Russian Federal Law No. 39-FZ "On the Securities Market", Regulation No. 27 of Russia's Federal Commission for Securities Market ("FCSM") dated October 2, 1997 and titled "Approval of the Statute as Regards Maintaining a Register of Holders of Registered Securities"; Resolution No. 17/ps of Russia's FCSM dated May 31, 2002 and titled "Approval of the Statute as Regards Additional Requirements Applicable to the Preparation, Convocation and Conduct of a General Shareholders' Meeting"; Resolution No. 03-30/ps of Russia's FCSM dated June 18, 2003 and titled "Standards of Security Issues and Registration of Security Prospectuses"; Decree No. 1210 of Russia's President dated August 18, 1996 and titled "Measures to Protect Shareholder Rights and Secure the Interests of Government as an Owner and Shareholder"; RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets"; Russian Federal Law No. 129-FZ "On Government Registration of Legal Entities and Individual Entrepreneurs"; Resolution No. 439 of the Russian Federal Government dated June 19, 2002 and titled "Approval of Document Forms to Be Used on Government Registration of Legal Entities and the Requirements as to Their Execution"; Resolution No. 440 of the Russian Federal Government dated June 19, 2002 and titled "Approval of the Procedure for Interaction Among Registration Authorities on Government Registration of Legal Entities Established Through Reorganization"; Order No. 44n of the Russian Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", plus the Charters of companies to be reorganized. The Merger procedure comprises certain key corporate actions and measures as follows:

The above Conversion Ratios are uniformly applicable, respectively, to all issues of ordinary registered non-documentary shares in each company and to all issues of preferred registered non-documentary shares in each company.

The above Conversion Ratios are based on advice of Renaissance Capital - Financial Consultant, as laid down in a dedicated memorandum on recommended conversion ratios.

Renaissance Capital - Financial Consultant have prepared their recommendations based on equity valuations of NWT and Svyaz of Komi, as estimated using various valuation techniques generally accepted in international and in Russia: analysis of share prices in the organized securities market; comparable companies and comparable acquisitions analysis; discounted cash flow analysis; and net asset value analysis. The recommended Conversion Ratios rely on the relationship between valuations of respectively common shares of Svyaz of Komi vs. those of NWT; preferred shares of Svyaz of Komi vs. those of NWT. Conversion Ratios estimates included three phases:

- equity valuation of each company to be reorganized;
- equity value allocation per ordinary share and per preferred share;
- estimation of the Conversion Ratio range applicable to ordinary shares and the Conversion Ratio range applicable to preferred shares.

Such analysis has produced the following ranges for Conversion Ratios to be recommended (see also Appendix 1):

from 3,97 to 4,04 common shares in Svyaz of Komi per 1 common share in NWT; and

from 3,97 to 4,04 preferred shares in Svyaz of Komi per 1 preferred share in NWT.

Renaissance Capital - Financial Consultant advised to choose a mid-range Conversion Ratio for the purpose of Merger Agreement rounding it to the nearest integer as prescribed by the rules of mathematics.

NWT shareholders may examine the respective memorandum of Renaissance Capital - Financial Consultant as to recommended Conversion Ratios in such time and subject to such procedures as laid down in the *Shareholder Notice of an Extraordinary General Meeting*.

The remaining terms and conditions of the Merger, including NWT's succession (universally applicable) to the rights and liabilities of Svyaz of Komi (including any pecuniary rights and liabilities, and further including any contested obligations) arise from the requirements imposed by the existing laws and regulations of the Russian Federation. Under Article 59 of the Russian Civil Code, such succession provision, as well as transferable rights and obligations of pecuniary nature (including any contested liabilities) of Svyaz of Komi must be recorded in its respective Transfer Deed. Under Article 17 of the JSC Law, such Transfer Deed would be only drawn up as to Svyaz of Komi, being the target company, subject to approval by its shareholders at respective extraordinary general meeting, along with the Merger Agreement.

Under Order No. 44n of the Russian Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", which came into effect as of January 1, 2003, such Transfer Deed of Svyaz of Komi must exhibit company's accounts as of December 31, 2003, to the extent of its annual financial statements, as well as an inventory of its property and liabilities to evidence the accuracy of such Transfer Deed (as to availability, condition, and valuation of its properties and liabilities).

**Terms and Conditions of Reorganization**

Based on the experience of a prior project that involved consolidation of Northwestern telecommunication companies, and in light of its practicality and advisability, the legal format chosen for such consolidation calls for reorganization by way of merging Svyaz of Komi into NWT under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" ("Merger").

Under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" (thereafter referred to as "JSC Law"), merger means the termination of a company (the target) subject to the conveyance of all its rights and obligations to another company (the acquiring entity). A merger may be achieved by converting the target company shares into shares of the surviving entity and by conveying all rights and obligations of such target to the surviving entity. In such case, shareholders of the target company become shareholders of the surviving entity, shares in the target company are cancelled, and the target as such discontinues its operations as a standalone legal entity. Therefore:

- following the Merger, the shareholders of Svyaz of Komi would become NWT shareholders;
- as a result of such Merger Svyaz of Komi would no longer exist as separate legal entities, while their assets and liabilities would be transferred to NWT by way of succession.

Key advantages of the merger format are as follows:

- NWT, as the strongest and largest incumbent telecom operator in the Northwest Russia, provides a natural basis for consolidation;
- as NWT shares rank among the more liquid telecom scripts in the organized securities market, the market in this stock would survive the Merger. In addition, NWT operates a Level 1 ADR program, which would likewise continue after the Merger;
- no interruption would occur in the operations of NWT and Svyaz of Komi on termination of either target company as a legal entity, for NWT, as the successor in title to Svyaz of Komi would retain its corporate status at each point in time while each target company winds up and its shares are converted into shares in NWT.

Based on the statutory mechanism of proceeding with such Merger, the key condition for merging Svyaz of Komi into NWT, which must be approved by extraordinary general meetings of Svyaz of Komi and NWT as part of their Merger Agreement concerns the following share conversion ratios ("Conversion Ratios"):

- ordinary shares of Svyaz of Komi into ordinary shares of NWT; and
- preferred shares of Svyaz of Komi into preferred shares of NWT;

The Conversion Ratios, being a condition to the Merger, have been set forth in the draft Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT, which ought to be approved by shareholders of respectively Svyaz of Komi and NWT, as follows:

> 4,0 ordinary registered non-documentary shares of Svyaz of Komi are convertible into ONE ordinary registered non-documentary share of NWT; and
>
> 4,0 preferred registered non-documentary shares of Svyaz of Komi are convertible into ONE preferred registered non-documentary share of NWT.

consolidated sales of NWT stood at 10.1 billion rubles, with a sales margin of 2.6 billion rubles[2]. In the 9 months of 2003, NWT booked 8.8 billion rubles in sales and 2.5 billion rubles in sales margin.

Ordinary and preferred shares in NWT are listed in RTS Grade A, Tier 2. During 2003, NWT's market capitalization, based on RTS-recorded share trades, was confined to the range of $260- $350 million, moving closer to the upper bound by the year-end.

For reasons related to certain disputes over title to large blocks of their common stock, OAO Lensvyaz (thereafter referred to as "Lensvyaz") and OAO Svyaz of Komi Republic (thereafter referred to as "Svyaz of Komi") were not involved in the consolidation projects. However, the title disputes were lawfully resolved in 2003, and the government regained its title to 20.0% of the authorized capital of Lensvyaz (26.7% of its common stock) and 19.0% of the authorized capital of Svyaz of Komi (25.3% of its common stock), clearing the way for actual consolidation of those telcos with NWT.

In practical terms, the consolidation process was launched in May 2003, when the Board of NWT reviewed and gave a go-ahead to a preparatory exercise for consolidating NWT, Lensvyaz and Svyaz of Komi Republic (Minutes No. 10-03 of the NWT Board dated 15 May, 2003). In its turn, Svyaz of Komi Board met on 24 October, 2003 to review and give a go-ahead to the consolidation of Svyaz of Komi with NWT (Minutes No. 13 of the Board of Svyaz of Komi dated 24 October, 2003). In addition, each of the board meetings as aforesaid resolved to select Renaissance Capital as their consolidation advisor. In keeping with the above board resolutions, Renaissance Capital Financial Consultant was appointed to advise NWT and Svyaz of Komi on the consolidation project.

By this point in time, the advisor, acting together with working group members and specialists representing NWT and Svyaz of Komi, has completed a preparatory exercise intended to devise recommended terms and conditions for merging Svyaz of Komi to NWT, as set forth in a trilateral Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT ("Merger Agreement").

The format of such trilateral Merger Agreement was chosen because, in the course of reorganization, a joint general meeting of all companies to be reorganized must be held prior to the consolidation date to amend the Charter of NWT as the surviving company, reflecting its succession in title to Lensvyaz and Svyaz of Komi. Under Article 17 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", the voting procedure at such joint general meeting of shareholders is defined by a merger agreement. Given the need to establish uniform procedures for convening and holding such joint meeting that would equally apply to all shareholders of the companies to be reorganized and would include the determination of its quorum and voting results, a trilateral agreement is preferable to standalone bilateral agreements between the respective target companies and the acquiring entity.

The format of a trilateral merger agreement has been tried and tested in the 1999-2000 project that involved the reorganization of PTN, Saint-Petersburg MMT, and Saint-Petersburg Telegraph. Such trilateral agreement provides for its survivability with regard to the two remaining parties in case one of the target companies refuses to proceed.

[2] As per *Profit and Loss Account*, Form No. 2 under the Russian Accounting Standards.

Approved by the Board of Directors of OAO Svyaz of Komi
Minutes No. 25 dated 19 February, 2004

______________________
Chairman, Board of Directors
OAO Svyaz of Komi

# Justification of the Terms and the Procedure of the Reorganization of OAO Svyaz of Komi Republic in the Form of the Merger of OAO Svyaz of Komi Republic into OAO NWT

**Introduction:**
**Prerequisites for Reorganization of OAO Svyaz of Komi in the Form of Merger of OAO Svyaz of Komi to OAO NWT**

The legal reorganization of telecom companies ("telcos") in the Northwest Russia came to a successful completion on 1 November, 2002. OAO[1] North-West Telecom, established around OAO Petersburg Telephone Network and 8 regional telecom operators, namely OAO Artelecom of Archangelsk Region, OAO Electrosvyaz of Vologda Region, OAO Cherepovetselectrosvyaz of Cherepovets Region, OAO Electrosvyaz of Kaliningrad Region, OAO Murmanelectrosvyaz of Murmansk Region, OAO Electrosvyaz of Pskov Region, OAO Electrosvyaz of the Republic of Karelia, and OAO Novgorodtelecom of Novgorod Region were reorganized by way of merging the same into OAO North-West Telecom (thereafter referred to as "NWT").

The need for telecom industry reforms that would involve the restructuring of Svyazinvest by merging the holding's subsidiaries and controlled companies into a few supra-regional companies was reflected in the *Telecom Market Development Concept of the Russian Federation*, approved by the Russian Federal Government on 21 December, 2000, and in Instruction No. IK-P10-14521 of the Russian Federal Government dated 16 August, 2001. The telco consolidation project was carried out to increase value and liquidity of government investments into the telecom industry; it enjoyed a broad support among Russian and foreign equity investors in telcos. Besides creating proper prerequisites and conditions to enhance the value and liquidity of shares in the consolidated companies for the benefit of their shareholders, the reorganization was likewise intended to consolidate the financial, managerial, and technological resources to maximize their efficiency, to improve their competitive edge, and to further expand the spectrum of telecom services.

As a result of such reorganization, several telecom operators whose business was restricted to their respective political subdivisions have been replaced with a single operator established in the Northwest Russia and offering the entire gamut of advanced communication services within a single footprint comprising St. Petersburg and eight regions in the Northwest Federal District. This consolidated telecom operator, namely NWT, covers an area with some 12.9 million residents and counts over 3.4 million subscribers. At present, this company stands among Russia's major operators as the largest universal telecom operator in the Northwest Federal District. In 2002,

[1] OAO is the Russian acronym for Open Joint Stock Company.



Translation of the original document in Russian

**Appendix 1 (Cont'd)**

## RECOMMENDED CONVERSION RATIOS RANGES:
### Shares of Svyaz of Komi Into Shares of NWT

| | North-West Telecom | Svyaz of Komi |
|---|---|---|
| Shareholders' Equity Valuation Range | US$441 mln - US$485 mln | US$43 mln – US$49 mln |
| Shareholders' Equity Valuation Range per share | Ordinary: US$0.51 – US$0.57<br>Preferred: US$0.31 – US$0.34 | Ordinary: US$0.13 – US$0.14<br>Preferred: US$0.08 – US$0.09 |

Share Conversion Ratio Ranges

(number of Svyaz of Komi shares, to be converted into one share of NWT of the corresponding type)

**Ordinary:** 3.97 – 4.04

**Preferred:** 3.97 – 4.04

- Based on the performed Analysis Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Svyaz of Komi Republic to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 3.97 to 4.04 ordinary shares of Svyaz of Komi** |
| **Into one preferred share of NWT is converted:** | **from 3.97 to 4.04 preferred shares of Svyaz of Komi** |

**Appendix 1**

**RECOMMENDED CONVERSION RATIOS RANGES:**
**Shares of Lensvyaz Into Shares of NWT**

| | North-West Telecom | Lensvyaz |
|---|---|---|
| Shareholders' Equity Valuation Range | US$441 mln - US$485 mln | US$45 mln – US$51 mln |
| Shareholders' Equity Valuation Range per share | Ordinary: US$0.51 – US$0.57<br>Preferred: US$0.31 – US$0.34 | Ordinary: US$18.91 – US$21.39<br>Preferred: US$11.34 – US$12.83 |

Share Conversion Ratio Ranges

(number of Lensvyaz shares, to be converted into one share of NWT of the corresponding type)

**Ordinary: 0.0264 – 0.0272**

**Preferred: 0.0264 – 0.0272**

- Based on the Analysis performed Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Lensvyaz to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 0.0264 to 0.0272 ordinary shares of Lensvyaz** |
| **Into one preferred share of NWT is converted:** | **from 0.0264 to 0.0272 preferred shares of Lensvyaz** |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| As of the date preceding the respective date of EGRYuL entry that evidences the winding up of respective target company as a legal entity, such company would compile its final accounts with an explanatory note disclosing any changes in the value of any properties and liabilities to be transferred, and shall likewise inventory its properties, financial liabilities, and other obligations. | As of 30 September, 2004. | In keeping with Order No. 44n of Russia's Ministry of Finance dated 20 May, 2003. |
| **5. Post-Merger Phase** | | |
| All assets and liabilities of Lensvyaz and Svyaz of Komi, as well as their entitlements and/or obligations recorded below the line as of the Merger date shall be transferred to NWT under respective Transfer Statements. | | In keeping with Article 17 of the JSC Law. |
| NWT's Board resolves to approve the share issue reports.<br><br>NWT obtains registration of the share issue reports from Russia's FCSM.<br><br>NWT obtains registration of necessary amendments to its Charter, including any amendments pertaining to the increase of NWT's charter capital by the par value of any shares so placed, the increased number of its outstanding shares, and decreased number of declared shares in respective classes. | Approval of share issue reports: last decade of October 2004.<br><br>Registration of reports with Russia's FCSM: end-October or first decade of November 2004.<br><br>Registration of amendments to the Charter: November 2004. | In keeping with the Federal Law No. 39-FZ "On Securities Market", Resolution No. 03-30/ps of Russia's FCSM, and the Charter of NWT. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| **4. Merger** | | |
| NWT submits to its local registration agency any documents required by the effective law to register any Charter amendments adopted by such joint general meeting, so that the local registration authorities of Lensvyaz and Svyaz of Komi could rely on such registration to make appropriate entries into the Unified National Register of Legal Entities (known by its Russian acronym as EGRYuL) to show that Lensvyaz and Svyaz of Komi, respectively, have ceased to exist as legal entities. | Last decade of September 2004 | This procedure is defined by the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs" and Resolutions No. 439 and 440 of the Russian Federal Government dated 19 June, 2002. |
| As of the date(s) when appropriate entries are made in EGRYuL to show that Lensvyaz and Svyaz of Komi have ceased to exist as legal entities, the shares of Lensvyaz and Svyaz of Komi, respectively, shall be converted into NWT shares. | 1 October, 2004 | Such share conversion shall occur on the EGRYuL record date in keeping with the requirements of the JSC Law and the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs".<br>In order to effect such share conversion, NWT's registrar shall tentatively record the details of respective share issues in NWT shareholder register and shall credit respective shares to the share issue account of NWT.<br>NWT's registrar shall effect the share conversion by transferring respective quantities of ordinary and/or preferred shares from the share issue account of NWT into newly opened accounts of the target companies' shareholders. No swap agreements would be made between former shareholders of target companies and NWT as the issuer.<br>Since the JSC Law (Article 25) makes no provision for fractional shares in case of share conversion, to the extent selected shareholders of a target company are left with a fractional number of NWT shares as a result of share conversion, such share fractions should be dome away with. Since the law fails to define any method(s) of doing away with share fractions that may arise in share conversion, and given the experience of prior projects of telco reorganization, the Merger Agreement opts for a mathematical rounding approach. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | | Resolution of FCSM, no share issue prospectus would be registered, since such additional share issue would be neither offered to the public nor placed in a private subscription among shareholders whose number would exceed 500. |
| **3. Joint General Meeting of the Companies to be Reorganized** | | |
| Once the MAP approval is obtained to carry out reorganization by way of Merger and once the share issue resolutions are registered with Russia's FCSM, a joint Board meeting of the companies to be reorganized (which would be convened by the Board Chairman of NWT in coordination with the target companies' Boards) would convene a joint general meeting of their shareholders and would resolve all issues related to the preparation and conduct of such joint meeting.<br><br>The companies to be reorganized hold their joint general meeting and consider amendments to NWT's Charter. | Joint Board meetings and convocation of a joint general meeting: mid-July 2004<br><br>Joint general meeting: end-August 2004 | A joint general meeting of the companies to be reorganized would be held to adopt resolutions on amending the Charter and, if need be, on other issues as prescribed by Article 17 of the JSC Law.<br><br>The joint meeting has to be held prior to the share conversion date, in keeping with the existing procedure for government registration of legal entities established by way of reorganization, as defined by the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs" and Resolutions No. 439 and 440 of the Russian Federal Government dated 19 June, 2002. In keeping with this procedure, if reorganization occurs by way of merger, the government registration requirement applies to any amendments to the foundation documents of the legal entity into which other legal entity are consolidated; besides, the winding up of target companies must be registered as well.<br><br>Therefore, the joint general meeting of the companies to be reorganized must adopt a resolution amending NWT's Charter to provide for its succession in title to target companies.<br><br>The law fails to define a procedure for convening and holding a joint general meeting in case of reorganization. Therefore, such procedure for convening and holding the joint meeting is detailed in the Merger Agreement consistent with the legislative requirements as to the conduct of general meetings.<br><br>The voting procedure at such joint general meeting of shareholders is likewise detailed in the Merger Agreement, consistent with Article 17 of the JSC Law. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| relationships with creditors. | | claims on a target company have not been reviewed or satisfied by the Merger date for any reason whatsoever, NWT shall satisfy the same, since NWT succeeds such target company in its liabilities. |
| NWT shareholders exercise their right to demand that respective companies buy out their shares subject to conditions and procedures established by the NWT Board. | Receipt of NWT shareholders' demands up to 31 May, 2004<br>Share buyout from NWT shareholders up to 30 June, 2004 | Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares, and the redemption procedure shall be defined by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). The procedure of redeeming shares from shareholders, as defined by the Board and as described in the Merger Agreement, is governed by Article 76 of the JSC Law. |
| Actions to issue additional shares:<br>NWT shall duly register its Charter amendments related to its decision to define the maximum amount, par value, and class of any declared shares, plus any rights vested therein.<br>NWT's Board shall resolve to increase its authorized capital by placing additional shares within the declared quantity and shall approve the share issue decisions.<br>NWT shall obtain registrations of its share issue resolutions from Russia's FCSM. | Registration of amendments to NWT's Charter: May 2004<br>Approval of share issue decisions: last ten days of June 2004<br>Registration of share issue decisions with Russia's FCSM: July 2004 | Pursuant to resolutions made by NWT in its extraordinary general meeting to define the maximum amount, par value, and class of any declared ordinary and preferred shares, plus any rights vested therein, and to amend its Charter for the purpose of defining the maximum amount, par value, and class of any declared shares in NWT, the appropriate amendments to NWT Charter shall be registered.<br>In keeping with NWT's Charter, its Board resolves to increase the company's authorized capital by placing additional shares and approves the share issues decisions.<br>In keeping with Resolution No. 03-30/ps of Russia's FCSM, NWT obtains registration of its shares issue resolutions with Russia's FCSM. As to each of the target companies, two share issues would be made: one for the purpose of converting such target's ordinary shares and the other for the purpose of converting its preferred shares. Following the requirements of the Federal Law "On Securities Market" and the above |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| ▪ amendments to the Charter as regards the determination of the maximum amount, par value, and class of declared common and preferred shares in NWT, plus the rights vested therein;<br>▪ other matters as required to perform reorganization by way of Merger. | | 49 of the JSC Law). Svyazinvest, as the majority shareholder in the target companies and NWT, would be entitled to vote on reorganization issues at such extraordinary general meetings, since the "interested party rule" does not apply to reorganizations. (Based on prior experience of telecom companies' reorganization in 2000-2001, and the reorganization of Center Telecom in 2002. In addition, such position has been reviewed by courts and fully upheld by effective decisions of the Economic Court for St. Petersburg and Leningrad Region dated March 21, 2003 in Case No. A56-30144/02, and the Economic Court of Amur Region dated June 26, 2003 in case No. A04-4163/02-17/143).<br>The extraordinary general meeting of NWT has to adopt a resolution defining the maximum amount, par value, and class of its declared common and preferred shares, plus the rights vested therein, and appropriately amending its Charter, since NWT must issue additional common and preferred shares into which target companies' shares would be converted, as required by the NWT Charter.. |
| **2. Following Extraordinary General Meetings and Prior to the Joint Meeting** | | |
| Written notification to the tax authorities at each reorganized companies' place of registration about the intended registration by way of Merger within 3 days after the general meeting of each company to be so reorganized adopts a resolution approving its reorganization by way of Merger. | On or before 20 April, 2004 | Under Article 23 of the Russian Tax Code (Part one), vide No. 146-FZ. |
| Notification to NWT creditors about the Merger resolutions so adopted following the last of extraordinary general meetings. Press announcements of the decision would be made within 30 days of the latest of extraordinary general meetings. Within the 30-day statutory term following the notice period, NWT creditors may present a written demand for prepayment or early performance of any liabilities and may claim damages. Settlement of any | Notice to NWT creditors up to 17 May, 2004.<br>Receipt of any claims from NWT creditors up to 16 June, 2004. | The requirement for notifying creditors of companies to be reorganized, as well as the procedure for such notification, once a reorganization resolution has been adopted, are defined in Article 15 of the JSC Law.<br>Since the Law fails to prescribe a procedure of settling accounts with such creditors, each company shall independently define such procedure and sequence of settlements with creditors once appropriate creditor claims are received. In case any creditor |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| **1. Extraordinary General Meetings** | | |
| The Board of NWT, Lensvyaz, and Svyaz of Komi meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of extraordinary general meetings, adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, plus share buyout matters, including market valuation of shares for redemption purposes. | 19 February, 2004 | The Parties' Boards meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of the Parties' extraordinary general meetings, in keeping with Article 17 of the JSC Law.<br>Adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, in keeping with Resolution No. 17/ps of Russia's FCSM.<br>Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). |
| NWT applies to MAP requesting a tentative MAP consent to its reorganization by way of Merger. | First decade of March 2004 | Under RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets". |
| Extraordinary general meetings of respective companies adopt resolutions to reorganize Lensvyaz and Svyaz of Komi by way of Merger, approving the Merger Agreement and the Transfer Statement.<br>Extraordinary general meeting of NWT adopts a resolution to reorganize NWT by way of Merger, approving the Merger Agreement.<br>In addition, the extraordinary general meeting of NWT would review other Merger-related issues:<br>▪ determination of the maximum amount, par value, and class of declared common and preferred shares, plus the rights vested therein; | 12, 14, and 15 April, 2004, respectively | Adoption of a resolution for the purpose of shareholder reorganization of the target company and surviving entity by way of approving the Merger Agreement, in keeping with Article 17 of the JSC Law.<br>An extraordinary meeting shall be deemed duly held if attended by at least 50% votes of shareholders entitled to vote on issues of its agenda (Article 58 of the JSC Law). When such extraordinary meeting votes on any agenda matters related to reorganization, both common and preferred shareholders are entitled to vote (Articles 31 and 32 of the JSC Law). In order to adopt such reorganization resolution and to approve the Merger Agreement and the Transfer Statement, at least 75% majority vote is required by shareholders voting on such matter (Article |

Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", plus the Charters of companies to be reorganized. The Merger procedure comprises certain key corporate actions and measures as follows:

Renaissance Capital - Financial Consultant advised Svyaz of Komi to choose a mid-range Conversion Ratio for the purpose of Merger Agreement rounding it to the nearest integer as prescribed by the rules of mathematics.

NWT shareholders may examine the respective memorandum of Renaissance Capital - Financial Consultant as to recommended Conversion Ratios in such time and subject to such procedures as laid down in the *Shareholder Notice of an Extraordinary General Meeting.*

The remaining terms and conditions of the Merger, including NWT's succession (universally applicable) to the rights and liabilities of Lensvyaz as well as the rights and liabilities of Svyaz of Komi (including any pecuniary rights and liabilities, and further including any contested obligations) arise from the requirements imposed by the existing laws and regulations of the Russian Federation. Under Article 59 of the Russian Civil Code, such succession provision, as well as transferable rights and obligations of pecuniary nature (including any contested liabilities) of Lensvyaz and Svyaz of Komi must be recorded in their respective Transfer Deeds. Under Article 17 of the JSC Law, such Transfer Deeds would be only drawn up as to Lensvyaz and Svyaz of Komi, being the target companies, subject to approval by their shareholders at respective extraordinary general meetings, along with the Merger Agreement.

Under Order No. 44n of the Russian Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", which came into effect as of January 1, 2003, such Transfer Deed of each target company must exhibit such company's accounts as of December 31, 2003, to the extent of its annual financial statements, as well as an inventory of its property and liabilities to evidence the accuracy of such Transfer Deed (as to availability, condition, and valuation of its properties and liabilities).

## Merger Procedure

The Merger procedure, as defined by the Merger Agreement, follows the requirements of the existing laws and regulations of the Russian Federation, namely Russia's Civil Code; Russian Federal Law No. 208-FZ "On Joint Stock Companies"; Russian Federal Law No. 39-FZ "On the Securities Market", Regulation No. 27 of Russia's Federal Commission for Securities Market ("FCSM") dated October 2, 1997 and titled "Approval of the Statute as Regards Maintaining a Register of Holders of Registered Securities"; Resolution No. 17/ps of Russia's FCSM dated May 31, 2002 and titled "Approval of the Statute as Regards Additional Requirements Applicable to the Preparation, Convocation and Conduct of a General Shareholders' Meeting"; Resolution No. 03-30/ps of Russia's FCSM dated June 18, 2003 and titled "Standards of Security Issues and Registration of Security Prospectuses"; Decree No. 1210 of Russia's President dated August 18, 1996 and titled "Measures to Protect Shareholder Rights and Secure the Interests of Government as an Owner and Shareholder"; RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets"; Russian Federal Law No. 129-FZ "On Government Registration of Legal Entities and Individual Entrepreneurs"; Resolution No. 439 of the Russian Federal Government dated June 19, 2002 and titled "Approval of Document Forms to Be Used on Government Registration of Legal Entities and the Requirements as to Their Execution"; Resolution No. 440 of the Russian Federal Government dated June 19, 2002 and titled "Approval of the Procedure for Interaction Among Registration Authorities on Government Registration of Legal Entities Established Through Reorganization"; Order No. 44n of the Russian

- preferred shares of Svyaz of Komi into preferred shares of NWT.

The Conversion Ratios, being a condition to the Merger, have been set forth in the draft Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT, which ought to be approved by shareholders of respectively Lensvyaz, Svyaz of Komi, and NWT, as follows:

0.0268 ordinary registered non-documentary shares of Lensvyaz are convertible into ONE ordinary registered non-documentary share of NWT; and

0.0268 preferred registered non-documentary shares of Lensvyaz are convertible into ONE preferred registered non-documentary share of NWT; and

4.0 ordinary registered non-documentary shares of Svyaz of Komi are convertible into ONE ordinary registered non-documentary share of NWT; and

4.0 preferred registered non-documentary shares of Svyaz of Komi are convertible into ONE preferred registered non-documentary share of NWT.

The above Conversion Ratios are uniformly applicable, respectively, to all issues of ordinary registered non-documentary shares in each company and to all issues of preferred registered non-documentary shares in each company.

The above Conversion Ratios are based on advice of Renaissance Capital - Financial Consultant, as laid down in a dedicated memorandum on recommended conversion ratios.

Renaissance Capital - Financial Consultant have prepared their recommendations based on equity valuations of NWT, Lensvyaz, and Svyaz of Komi, as estimated using various valuation techniques generally accepted in international and in Russia: analysis of share prices in the organized securities market; comparable companies and comparable acquisitions analysis; discounted cash flow analysis; and net asset value analysis. The recommended Conversion Ratios rely on the relationship between valuations of respectively common shares of Lensvyaz vs. those of NWT; preferred shares of Lensvyaz vs. those of NWT, common shares of Svyaz of Komi vs. those of NWT; and preferred shares of Svyaz of Komi vs. those of NWT. Conversion Ratios estimates included three phases:

- equity valuation of each company to be reorganized;
- equity value allocation per ordinary share and per preferred share;
- estimation of the Conversion Ratio range applicable to ordinary shares and the Conversion Ratio range applicable to preferred shares.

Such analysis has produced the following ranges for Conversion Ratios to be recommended (see also Appendix 1):

from 0.0264 to 0.0272 common shares in Lensvyaz per 1 common share in NWT; and

from 0.0264 to 0.0272 preferred shares in Lensvyaz per 1 preferred share in NWT; and

from 3.97 to 4.04 common shares in Svyaz of Komi per 1 common share in NWT; and

from 3.97 to 4.04 preferred shares in Svyaz of Komi per 1 preferred share in NWT.

Renaissance Capital - Financial Consultant advised Lensvyaz to opt for a mid-range Conversion Ratio for the purpose of Merger Agreement.

trilateral agreement provides for its survivability with regard to the two remaining parties in case one of the target companies refuses to proceed.

## Terms and Conditions of Reorganization

Based on the experience of a prior project that involved consolidation of Northwestern telecommunication companies, and in light of its practicality and advisability, the legal format chosen for such consolidation calls for reorganization by way of merging Lensvyaz and Svyaz of Komi into NWT under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" ("Merger").

Under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" (thereafter referred to as "JSC Law"), merger means the termination of a company (the target) subject to the conveyance of all its rights and obligations to another company (the acquiring entity). A merger may be achieved by converting the target company shares into shares of the surviving entity and by conveying all rights and obligations of such target to the surviving entity. In such case, shareholders of the target company become shareholders of the surviving entity, shares in the target company are cancelled, and the target as such discontinues its operations as a standalone legal entity. Therefore:

- following the Merger, the shareholders of Lensvyaz and Svyaz of Komi would become NWT shareholders;
- as a result of such Merger, Lensvyaz and Svyaz of Komi would no longer exist as separate legal entities, while their assets and liabilities would be transferred to NWT by way of succession.

Key advantages of the merger format are as follows:

- NWT, as the strongest and largest incumbent telecom operator in the Northwest Russia, provides a natural basis for consolidation;
- as NWT shares rank among the more liquid telecom scripts in the organized securities market, the market in this stock would survive the Merger. In addition, NWT operates a Level 1 ADR program, which would likewise continue after the Merger;
- no interruption would occur in the operations of NWT, Lensvyaz, and Svyaz of Komi on termination of either target company as a legal entity, for NWT, as the successor in title to Lensvyaz and Svyaz of Komi would retain its corporate status at each point in time while each target company winds up and its shares are converted into shares in NWT.

Based on the statutory mechanism of proceeding with such Merger, the key condition for merging Lensvyaz and Svyaz of Komi into NWT, which must be approved by extraordinary general meetings of Lensvyaz, Svyaz of Komi, and NWT as part of their Merger Agreement concerns the following share conversion ratios ("Conversion Ratios"):

- ordinary shares of Lensvyaz into ordinary shares of NWT; and
- preferred shares of Lensvyaz into preferred shares of NWT; and
- ordinary shares of Svyaz of Komi into ordinary shares of NWT; and

consolidated sales of NWT stood at 10.1 billion rubles, with a sales margin of 2.6 billion rubles[2]. In the 9 months of 2003, NWT booked 8.8 billion rubles in sales and 2.5 billion rubles in sales margin.

Ordinary and preferred shares in NWT are listed in RTS Grade A, Tier 2. During 2003, NWT's market capitalization, based on RTS-recorded share trades, was confined to the range of $260- $350 million, moving closer to the upper bound by the year-end.

For reasons related to certain disputes over title to large blocks of their common stock, OAO Lensvyaz (thereafter referred to as "Lensvyaz") and OAO Svyaz of Komi Republic (thereafter referred to as "Svyaz of Komi") were not involved in the consolidation projects. However, the title disputes were lawfully resolved in 2003, and the government regained its title to 20.0% of the authorized capital of Lensvyaz (26.7% of its common stock) and 19.0% of the authorized capital of Svyaz of Komi (25.3% of its common stock), clearing the way for actual consolidation of those telcos with NWT.

In practical terms, the consolidation process was launched in May 2003, when the Board of NWT reviewed and gave a go-ahead to a preparatory exercise for consolidating Lensvyaz and Svyaz of the Komi Republic into NWT (Minutes No. 10-03 of the NWT Board dated 15 May, 2003). In its turn, the Lensvyaz Board met on 9 July, 2003 to review and give a go-ahead to the consolidation of Lensvyaz with NWT (Minutes No. 19-2003 of the Lensvyaz Board dated 9 July, 2003), while 24 October, 2003 the Board of Svyaz of Komi reviewed and gave a go-ahead to the consolidation of Svyaz of Komi with NWT (Minutes No. 13 of the Board of Svyaz of Komi dated 24 October, 2003). In addition, each of the board meetings as aforesaid resolved to select Renaissance Capital as their consolidation advisor. In keeping with the above board resolutions, Renaissance Capital Financial Consultant was appointed to advise NWT, Lensvyaz and Svyaz of Komi on the consolidation project.

By this point in time, the advisor, acting together with working group members and specialists representing NWT, Lensvyaz, and Svyaz of Komi, has completed a preparatory exercise intended to devise recommended terms and conditions for merging Lensvyaz and Svyaz of Komi into NWT, as set forth in a trilateral Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT ("Merger Agreement").

The format of such trilateral Merger Agreement was chosen because, in the course of reorganization, a joint general meeting of all companies to be reorganized must be held prior to the consolidation date to amend the Charter of NWT as the surviving company, reflecting its succession in title to Lensvyaz and Svyaz of Komi. Under Article 17 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", the voting procedure at such joint general meeting of shareholders is defined by a merger agreement. Given the need to establish uniform procedures for convening and holding such joint meeting that would equally apply to all shareholders of the companies to be reorganized and would include the determination of its quorum and voting results, a trilateral agreement is preferable to standalone bilateral agreements between the respective target companies and the acquiring entity.

The format of a trilateral merger agreement has been tried and tested in the 1999-2000 project that involved the reorganization of PTN, Saint-Petersburg MMT, and Saint-Petersburg Telegraph. Such

[2] As per *Profit and Loss Account*, Form No. 2 under the Russian Accounting Standards.

RECEIVED
2005 MAY 17 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Approved by the Board of Directors of OAO NWT
Minutes No. ______ dated __ February, 2004

______________________________
Chairman, Board of Directors
OAO NWT

# Justification of the Terms and the Procedure of the Reorganization of OAO NWT in the Form of the Merger of OAO Lensvyaz and OAO Svyaz of Komi Republic into OAO NWT

## Introduction:
## Prerequisites for Reorganization of OAO NWT in the Form of Merger of AOA Lensvyaz and OAO Svyaz of Komi into OAO NWT

The legal reorganization of telecom companies ("telcos") in the Northwest Russia came to a successful completion on 1 November, 2002. OAO[1] North-West Telecom, established around OAO Petersburg Telephone Network and 8 regional telecom operators, namely OAO Artelecom of Archangelsk Region, OAO Electrosvyaz of Vologda Region, OAO Cherepovetselectrosvyaz of Cherepovets Region, OAO Electrosvyaz of Kaliningrad Region, OAO Murmanelectrosvyaz of Murmansk Region, OAO Electrosvyaz of Pskov Region, OAO Electrosvyaz of the Republic of Karelia, and OAO Novgorodtelecom of Novgorod Region were reorganized by way of merging the same into OAO North-West Telecom (thereafter referred to as "NWT").

The need for telecom industry reforms that would involve the restructuring of Svyazinvest by merging the holding's subsidiaries and controlled companies into a few supra-regional companies was reflected in the *Telecom Market Development Concept of the Russian Federation*, approved by the Russian Federal Government on 21 December, 2000, and in Instruction No. IK-P10-14521 of the Russian Federal Government dated 16 August, 2001. The telco consolidation project was carried out to increase value and liquidity of government investments into the telecom industry; it enjoyed a broad support among Russian and foreign equity investors in telcos. Besides creating proper prerequisites and conditions to enhance the value and liquidity of shares in the consolidated companies for the benefit of their shareholders, the reorganization was likewise intended to consolidate the financial, managerial, and technological resources to maximize their efficiency, to improve their competitive edge, and to further expand the spectrum of telecom services.

As a result of such reorganization, several telecom operators whose business was restricted to their respective political subdivisions have been replaced with a single operator established in the Northwest Russia and offering the entire gamut of advanced communication services within a single footprint comprising St. Petersburg and eight regions in the Northwest Federal District. This consolidated telecom operator, namely NWT, covers an area with some 12.9 million residents and counts over 3.4 million subscribers. At present, this company stands among Russia's major operators as the largest universal telecom operator in the Northwest Federal District. In 2002,

[1] OAO is the Russian acronym for Open Joint Stock Company.

**Appendix 2**

## RECOMMENDED RANGES OF STOCK CONVERSION RATES:

### conversion of the stock of OJSC Svyaz of the Republic of Komi into the stock of OJSC North-West Telecom

**North-West Telecom** **Svyaz of Komi**

Value of stock capital **USD441 MIO - USD[illegible] MIO – USD49 MIO**

Value of stock capital per share

| | |
|---|---|
| **Common** [illegible] | **Common** [illegible] |
| **Preferred** [illegible] | **Preferred** [illegible] |



Stock conversion rate
(number of shares of Svyaz of Komi, converted into a share of NWT of the respective type)

**Common** [illegible]

**Preferred** **4,04** **3,97**

•Based on the analysis that has been carried out, Renaissance Capital recommends the Boards of Directors of OJSC North-West Telecom and OJSC Svyaz of the Republic of Komi to consider and approve for the purposes of affiliation of OJSC Svyaz of the Republic of Komi with OJSC North-West Telecom the conversion rates, proceeding from the following ranges:

**3.97 to 4.04 common shares of Svyaz of Komi are converted into a common share of NWT**
**3.97 to 4.04 preferred shares of Svyaz of Komi are converted into a preferred share of NWT**

Appendix 1

## RECOMMENDED RANGES OF STOCK CONVERSION RATES:
## conversion of the stock of OJSC Lensvyaz into the stock of OJSC North-West Telecom

| | North-West Telecom | | Lensvyaz | |
|---|---|---|---|---|
| Value of stock capital | USD441 MIO - USD485 MIO | | USD45 MIO – USD51 MIO | |
| Value of stock capital per share | Common: | US$0,51 – US$0,57 | Common: | US$18,91 - US$21,39 |
| | Preferred: | US$0,31 – US$0,34 | Preferred: | US$11,34 - US$12,83 |

| Stock conversion rate (number of shares of OJSC Lensvyaz, converted into a share of NWT of the respective type) | | |
|---|---|---|
| | Common: | 0,0264 – 0,0272 |
| | Preferred: | 0,0264 – 0,0272 |

- Based on the analysis that has been carried out, Renaissance Capital recommends the Boards of Directors of OJSC North-West Telecom and OJSC Lensvyaz to consider and approve for the purposes of affiliation of OJSC Lensvyaz with OJSC North-West Telecom the conversion rates, proceeding from the following ranges:

**.0264 to 0.0272 common shares of Lensvyaz are converted into a common share of NWT**
**0.0264 to 0.0272 preferred shares of Lensvyaz are converted into a preferred share of NWT**

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| | November 2004 | |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| respective company being affiliated as a legal entity, such a company shall make up the final accounts and reports and an explanatory note, describing the changes in the value of the assets and liabilities transferred and shall take an inventory of property and financial and other liabilities. | | |
| **5. Stage after the Affiliation Date** | | |
| All assets and liabilities, as well as rights and/or liabilities, recorded on off-balance accounts, shall be transferred from OJSC Lensvyaz and OJSC Svyaz of Komi as of the date of Affiliation to OJSC NWT in compliance with their Statements of Transfer. | | In compliance with article 17 of the Federal Law On Joint-Stock Companies. |
| The Board of Directors of OJSC NWT takes a decision on approving the reports on the results of the shares issue.<br>OJSC NWT has the reports on the results of the shares issue registered with the Federal Commission for the Securities Market of Russia.<br>OJSC NWT undergoes registration of the appropriate amendments and additions to its Articles of Association, including those related to the increase in the authorized capital of OJSC NWT by the face value of the floated shares, increase in the number of floated shares and decrease in the number of stated shares of respective categories. | Approving the reports on the results of the issue – the last ten-days period of October 2004<br>Registration of the reports with the Federal Commission for the Securities Market of Russia – end of October – the first ten-days period of November 2004<br>Registration of amendments and additions to its Articles of Association – | In compliance with the Federal Law of RF No. 39-FZ On the Securities Market, Resolution of the Federal Commission for the Securities Market No. 03-30/ps and the Articles of Association of OJSC NWT |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| termination of operation of OJSC Lensvyaz and OJSC Svyaz of Komi as legal entities, shares of OJSC Lensvyaz and OJSC Svyaz of Komi respectively shall be converted into shares of OJSC NWT. | | proceeding from the requirements of the Federal Law On Joint-Stock Companies and the Federal Law On the State Registration of Legal Entities and Individual Entrepreneurs.<br>To perform the conversion of shares, the registrar of OJSC NWT shall first enter information on the issues of shares to the shareholders register of OJSC NWT and shall enter the respective shares on the issue account of OJSC NWT.<br>The conversion of shares shall be performed by the registrar of OJSC NWT by transferring the corresponding number of common shares and/or preferred shares from the issue account of OJSC NWT to open accounts of the shareholders of the company being affiliated. No contracts of exchange are to be made between former shareholders of the company being affiliated and OJSC NWT as the issuer.<br>As under the Federal Law On Joint-Stock Companies (article 25) the possibility of formation of fractional shares is not envisaged for conversion of shares, if certain shareholders of the company being affiliated have a fractional number of OJSC NWT's shares as a result of the conversion of shares, such fractional part of the number of shares must be discarded. As the legislation does not determine the method(s) of eliminating fractional parts of shares appearing as a result of conversion, based on the practice of implementing previous projects of reorganization of telecommunication companies, the Agreement of Affiliation uses the approach on the basis of rounding off according to the mathematical principle. |
| On the day preceding the respective day of making amendments in the Unified State Register of Legal Entities on the termination of operation of the | As of 30th September 2004 | In compliance with the Order of the Ministry of Finance of RF of 20th May 2003 No. 44n. |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| | | termination of the operation of affiliated legal entities.<br>In this connection, the joint general meeting of the shareholders of the companies to be reorganized shall take a decision on introducing amendments and additions to the Articles of Association of OJSC NWT on succession from the affiliated companies.<br>In compliance with the requirements of the Decree of the President of RF No. 1210 On Measures of Protecting the Rights of Shareholders and Ensuring the Interests of the State as an Owner and Shareholder, the procedure of holding a joint general meeting of the shareholders in case of reorganization shall be determined by the Agreement of Affiliation.<br>The procedure of voting at the joint general meeting of the shareholders shall be also determined by the Agreement of Affiliation according to article 17 of the Federal Law On Joint-Stock Companies. |
| **4. Affiliation stage** | | |
| OJSC NWT shall submit to the registering authority in its location the documents required under the active law for the registration of the amendments and additions to the Articles of Association, adopted at the joint meeting and for the registering authorities in the location of OJSC Lensvyaz and OJSC Svyaz of Komi to make, on the basis of such registration, appropriate entries in the Unified State Register of Legal Entities on the termination of operation of OJSC Lensvyaz and OJSC Svyaz of Komi as legal entities respectively. | The last ten-days period of September 2004 | The procedure is established by the Federal Law On the State Registration of Legal Entities and Individual Entrepreneurs and by the Resolutions of the Government of RF of 19th June 2002 No. 439 and No. 440. |
| On the date(s) of making the appropriate entries in the Unified State Register of Legal Entities on the | 1st October 2004 | The shares conversion on the date of making the entries in the Unified State Register of Legal Entities shall take place |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| | the decisions on the issues of shares at the Federal Commission for the Securities Market of Russia – July 2004. | Commission for the Securities Market of RF No. 03-30/ps, OJSC NWT has registered at the Federal Commission for the Securities Market the decisions on the issues of shares.<br>There shall be two issues of shares for each of the affiliated companies: one for the conversion of common shares of the affiliated company and the other for the conversion of preferred shares. Proceeding from the requirements of the Federal Law On the Securities Market and the same Resolution of the Federal Commission for the Securities Market, the Offering Circular is not to be registered, as there is no floatation of extra issues of shares through public subscription or through closed subscription among participants more than 500. |
| **3. Stage of holding the joint general meeting of the shareholders of reorganized companies** | | |
| After the permission of the Ministry of Antimonopoly Policy is obtained for reorganization in the form of Affiliation and after the registration of the decisions on the issues of shares by the Federal Commission for the Securities Market of Russia, the joint meeting of the Boards of Directors of reorganized companies (to be convoked by the Chairperson of the Board of Directors of OJSC NWT upon agreement with the Chairpersons of the Boards of Directors of affiliated companies) shall convoke a joint general meeting of the shareholders and shall decide all issues related to the preparation and holding of the joint meeting.<br>The companies to be reorganized shall hold a joint general meeting of the shareholders and shall consider the issue of introducing amendments and additions to the Articles of Association of OJSC NWT. | Holding the joint meeting of the Boards of Directors and convocation of the joint meeting of the shareholders – mid-July 2004<br>Holding the joint meeting of the shareholders – end of August 2004 | The holding of the joint general meeting of the shareholders of the companies to be reorganized, at which a decision is to be taken on introducing amendments and additions to the Articles of Association and, if necessary, on other issues, is regulated by article 17 of the Federal Law On Joint-Stock Companies.<br>The fact that the joint meeting will be held before the date of shares conversion is dictated by the active procedure of the state registration of legal entities founded through reorganization, which is determined by the Federal Law On the State Registration of Legal Entities and Individual Entrepreneurs and the Resolutions of the Government of RF of 19$^{th}$ June 2002 No. 439 and No. 440.<br>Under the said procedure, reorganization in the form of affiliation implies the state registration of amendments introduced into the incorporation documents of the legal entity, with which other legal entities affiliate, as well as |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| demanding that the companies redeem their shares on the conditions and according to the procedure established by the Board of Directors of OJSC NWT. | demands from shareholders of OJSC NWT - till 30th May 2004 inclusive.<br>Redemption of shares from shareholders of OJSC NWT - 30th June 2004. | who have not taken part in the voting on the issue of reorganization, are entitled to demand the redemption by the company of all or a part of the shares held by them (article 75 of the Federal Law On Joint-Stock Companies).<br>The redemption prices, separately for common and preferred shares, and the procedure of redemption shall be determined by the Boards of Directors on the basis of recommendations of an independent appraiser (articles 75 and 77 of the Federal Law On Joint-Stock Companies).<br>The company shall inform the shareholders on their right of demanding the redemption by the company of the shares held by them and on the price and procedure of redemption (article 76 of the Federal Law On Joint-Stock Companies).<br>The procedure of shares redemption from the shareholders, established by the Board of Directors and described in the Agreement of Affiliation, is regulated by article 76 of the Federal Law On Joint-Stock Companies. |
| Measures related to the issue of extra shares:<br>OJSC NWT shall have registered, according to the established procedure, the amendments and additions to its Articles of Association in connection with determining the limit quantity, face value, category of and rights granted by the stated shares.<br>The Board of Directors of OJSC NWT takes a decision to increase the authorized capital by floating extra shares in the framework of the stated shares and approves decisions on issues of shares.<br>OJSC NWT registers at the Federal Commission for the Securities Market the decisions on the issues of shares. | Registration of amendments and additions to the Articles of Association of OJSC NWT – May 2004<br>Approval of the decisions on the issues of shares – third ten-day period of June 2004.<br>Registration of | On the basis of the decisions taken on the extraordinary general meeting of the shareholders of OJSC NWT on determining the limit quantity, face value, category of and rights granted by the stated common and preferred shares and on introducing amendments and additions to its Articles of Association in connection with determining the limit quantity, face value and category of the stated shares of OJSC NWT, respective amendments are registered in the Articles of Association of OJSC NWT.<br>On the basis of the Articles of Association of OJSC NWT, the Board of Directors takes the respective decision to increase the authorized capital by floating extra shares and approves the decisions on the issues of shares.<br>In compliance with the Resolution of the Federal |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| | | quantity, face value, category and granted rights of stated common shares and preferred shares and on introducing amendments and additions to the Articles of Association is dictated by the necessity of an issue by OJSC NWT of extra common shares and preferred shares for conversion of the shares of affiliated companies into them and shall comply with the Articles of Association of OJSC NWT. |
| **2. Stage following the extraordinary general meetings of the shareholders and preceding the joint meeting** | | |
| Written notification of the tax authorities in the location of the registration of the respective reorganized company on reorganization in the form of Affiliation within three days from the day the general meeting of the shareholders of each of the reorganized companies takes the decision on reorganization in the form of Affiliation. | Before 20th April 2004 | In compliance with article 23 of the Tax Code of RF (Part one) No. 146-FZ. |
| Notification of creditors of OJSC NWT on the taken decisions on the Affiliation after the last of the extraordinary general meetings of the shareholders.<br>Publishing in the press a notice on the taken decision within 30 days from the day of holding the last of the extraordinary general meetings of the shareholders.<br>Within a 30 days period, as established by the law, upon expiry of the period of notification, creditors of OJSC NWT are entitled to demand in writing a pre-term termination or execution of the obligations and reparation of damages. Settlement of relations with creditors. | Notification of creditors of OJSC NWT - till 17th May 2004 inclusive.<br>Receiving demands from creditors of OJSC NWT - till 16th June 2004 inclusive. | The necessity and procedure of notifying creditors of reorganized companies when taking the decision on reorganization are determined by article 15 of the Federal Law On Joint-Stock Companies.<br>As the legislation does not determine the procedure of settling such relations with creditors, when respective claims are received from creditors, each company shall independently determine the procedure of settlement with them. If claims of creditors of an affiliated company have failed to be considered and/or have not been satisfied before the date of affiliation due to certain reasons, they shall be satisfied by OJSC NWT on the basis of OJSC NWT's succession in respect of the obligations of the affiliated company. |
| Shareholders of OJSC NWT will exercise the right of | Receiving the | Shareholders of the companies, who have voted against or |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| the Transfer Statement at their extraordinary general meetings of the shareholders.<br>Taking the decision on reorganization of OJSC NWT in the form of Affiliation and on approval of the Agreement of Affiliation at the extraordinary general meeting of the shareholders of OJSC NWT.<br>Besides, the extraordinary general meeting of the shareholders of OJSC NWT will consider other issues related to the Affiliation:<br>▪ on determining the limit quantity, face value, category and granted rights of stated common shares and preferred shares;<br>▪ on introducing amendments and additions to the Articles of Association in connection with determining the limit quantity, face value, category and rights of stated shares of OJSC NWT;<br>▪ as well as other issues required for carrying out the reorganization in the form of Affiliation. | | article 17 of the Federal Law On Joint-Stock Companies.<br>An extraordinary meeting is considered as having taken place, provided at least 50% of the votes of the shareholders entitled to vote in respect of the issues of the agenda take part in it (article 58 of the Federal Law On Joint-Stock Companies). When voting at an extraordinary general meeting of the shareholders in respect of the issues of the agenda related to the reorganization, the right of vote belongs to the holders of common shares and preferred shares (articles 31 and 32 of the Federal Law On Joint-Stock Companies). To take the decision on the reorganization and to approve the Agreement of Affiliation and the Statement of Transfer, approval by at least 75% of the votes of the shareholders taking part in the voting in respect of the issue is required (article 49 of the Federal Law On Joint-Stock Companies).<br>OJSC Svyazinvest, as the biggest shareholder in the affiliated companies and OJSC NWT will have the right of vote in respect of reorganization at extraordinary general meetings of the shareholders, as the "related party transaction" rule is not applied to reorganization (Based on the previous practice of reorganization of telecommunication companies in 2000-2001 and reorganization of OJSC Tsentrtelecom in 2002. Besides, this position was studied by judicial authorities and completely confirmed by the awards of the Court of Arbitration of St. Petersburg and Leningrad Oblast of 21st March 2003 in respect of case No.A56-30144/02 and of the Court of Arbitration of Amursk Oblast of 26th June 2003 in respect of case No. A04-4163/02-17/143), that have taken effect.<br>Taking the decision at the extraordinary general meeting of the shareholders of OJSC NWT on determining the limit |

| Key stages and measures of the process | Implementation dates | Comments |
|---|---|---|
| **1. Stage of extraordinary general meetings of the shareholders** | | |
| Holding meetings of the Boards of Directors of OJSC NWT, OJSC Lensvyaz and OJSC Svyaz of Komi, dedicated to reorganization in the form of Affiliation, including convocation and preparation of extraordinary general meetings of the shareholders, adopting the substantiation of the terms and procedure of reorganization in the form of Affiliation, the issues of stock redemption, including the determination of the market value of stock for the purposes of redemption. | 20th February 2004 г. | Holding meetings of the Boards of Directors of the Parties, dedicated to reorganization in the form of Affiliation, including convocation and preparation of extraordinary general meetings of the shareholders of the Parties – in compliance with article 17 of the Federal Law On Joint-Stock Companies.<br>Adopting the substantiation of the terms and procedure of reorganization in the form of Affiliation – in compliance with the Resolution of the Federal Commission for the Securities Market of RF No. 17/ps.<br>Shareholders of the companies, who have voted against or who have not taken part in the voting on the issue of reorganization, are entitled to demand the redemption by the company of all or a part of the shares held by them (article 75 of the Federal Law On Joint-Stock Companies).<br>The redemption prices for common and preferred shares shall be determined separately by the Boards of Directors on the basis of recommendations of an independent appraiser. (articles 75 and 77 of the Federal Law On Joint-Stock Companies). The company shall inform the shareholders on their right of demanding the redemption by the company of the shares held by them and on the price and procedure of redemption (article 76 of the Federal Law On Joint-Stock Companies). |
| OJSC NWT applies to the Ministry of Antimonopoly Policy with an application for a preliminary permission of the Ministry of Antimonopoly Policy to carry out the reorganization in the form of Affiliation. | First ten days of March 2004 | In compliance with the Law of RSFSR No. 948-1 On Competition and on Restricting Monopolistic Activities in Commodity Markets. |
| Taking the decision on reorganization of OJSC Lensvyaz and OJSC Svyaz of Komi in the form of Affiliation, approval of the Agreement of Affiliation and | 12th, 14th and 15th April 2004 respectively | Taking the decision on reorganization by the shareholders of the affiliated company and the affiliating company by approving the agreement of affiliation – in compliance with |

through Reorganization; the Order of the Ministry of Finance of RF of 20th May 2003 No. 44n On Approving Methodological Instructions on Making Up Accounts and Reports in Case of Reorganization; the Resolution of the Federal Commission for the Securities Market of RF No. 27 of 02.10.1997 On Approving the Provisions on Keeping the Register of Securities Holders; the Resolution of the Federal Commission for the Securities Market of RF No. 17/ps of 31.05.2002 On Approving the Provisions on Extra Requirements for the Procedure of Preparation, Convocation and Holding of a General Meeting of the Shareholders; the Resolution of the Federal Commission for the Securities Market of RF No. 03-30/ps of 18.06.2003 On the Standards of Securities Issue and Registration of Offering Circulars; as well as the Articles of Association of the companies being reorganized. The Procedure of Affiliation consists in performing the following basic corporate actions and measures:

0.0264 to 0.0272 common shares of OJSC Lensvyaz for a common share of OJSC NWT; and

0.0264 to 0.0272 preferred shares of OJSC Lensvyaz for a preferred share of OJSC NWT; and

3.97 to 4.04 common shares of OJSC Svyaz of Komi for a common share of OJSC NWT; and

3.97 to 4.04 preferred shares of OJSC Svyaz of Komi for a common share of OJSC NWT.

For OJSC Lensvyaz, LLC Renaissance Capital - Financial Consultant has recommended to state Conversion Rates in the amount of the average value in the obtained range in the Agreement of Affiliation.

For OJSC Svyaz of Komi, LLC Renaissance Capital - Financial Consultant has recommended to state in the Agreement of Affiliation Conversion Rates in the amount of the average value in the obtained range with rounding off to an integral number according to the mathematical rule.

Shareholders of OJSC NWT may get familiarized with the respective Memorandum of LLC Renaissance Capital - Financial Consultant on the analysis of the recommended Conversion Rates within the time and according to the procedure stated in the Notification to Shareholders on Holding an Extraordinary General Meeting of the Shareholders.

Other terms of Affiliation, including succession (universal) of OJSC NWT in respect of the rights and obligations of OJSC Lensvyaz and the rights and obligations of OJSC Svyaz of Komi (including proprietary rights and obligations (including contested liabilities)) follow from the requirements of the active law and standard acts of the Russian Federation. In compliance with article 59 of the Civil Code of RF, such a provision on succession, as well as the proprietary rights and obligations to be transferred (including contested liabilities) of OJSC Lensvyaz and OJSC Svyaz of Komi, are set forth in their Transfer Statements. In compliance with article 17 of the Federal Law On Joint-Stock Companies, Transfer Statements are made up only for OJSC Lensvyaz and OJSC Svyaz of Komi as affiliated companies and are to be approved by their shareholders at respective extraordinary general meetings of the shareholders together with the Agreement of Affiliation. In compliance with the Order of the Ministry of Finance of RF of 20th May 2003 No. 44n On Approving Methodological Instructions on Making Up Accounts and Reports in Case of Reorganization, that took effect starting from 1st January 2004, the Transfer Statement of each affiliated company shall include as an appendix the accounts and reports of the respective company as of 31st December 2003 within the annual accounts and reports, as well as inventory lists of assets and liabilities, confirming the reliability of the Transfer Statement (availability, status and assessment of the assets and liabilities).

**Affiliation Procedure**

The procedure of Affiliation, set forth in the Agreement of Affiliation is based on the requirement of the active law and standard acts of the Russian Federation, viz.: the Civil Code of RF; the Federal Law of RF No. 208-FZ On Joint-Stock Companies, the Federal Law of RF No. 39-FZ On the Securities Market, the Federal Law of RF No. 129-FZ On the State Registration of Legal Entities and Individual Entrepreneurs; the Law of RSFSR No. 948-1 On Competition and on Restricting Monopolistic Activities in Commodity Markets; the Decree of the President of RF No. 1210 of 18.08.1996 On Measures of Protecting the Rights of Shareholders and Ensuring the Interests of the State as an Owner and Shareholder; the Resolutions of the Government of RF No. 439 of 19.06.2002 On Approving the Forms of Documents Used in the State Registration of Legal Entities, and of Requirements for Making Them up; the Resolution of the Government of RF No. 440 of 19.06.2002 On Approving the Procedure of Interaction of Registering Authorities during the State Registration of Legal Entities Established

into common shares of OJSC NWT, and the preferred shares of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi into preferred shares of OJSC NWT, including the ratios of such exchange (hereinafter referred to as the *Conversion Rates*):

- of the common shares of OJSC Lensvyaz into common shares of OJSC NWT; and
- of the preferred shares of OJSC Lensvyaz into preferred shares of OJSC NWT; and
- of the common shares of OJSC Svyaz of Komi into common shares of OJSC NWT; and
- of the preferred shares of OJSC Svyaz of Komi into preferred shares of OJSC NWT.

The Conversion Rates are set forth in the draft Agreement of Affiliation of OJSC Lensvyaz and OJSC Svyaz of Komi with OJSC NWT, which must be approved by shareholders of OJSC Lensvyaz, OJSC Svyaz of the Republic of Komi and OJSC NWT respectively, and are equal to:

0.0268 common registered nondocumentary shares of OJSC Lensvyaz is converted into ONE common registered nondocumentary share of OJSC NWT; and

0.0268 preferred registered nondocumentary shares of OJSC Lensvyaz is converted into ONE preferred registered nondocumentary share of OJSC NWT; and

4.0 common registered nondocumentary shares of OJSC Svyaz of Komi is converted into ONE common registered nondocumentary share of OJSC NWT; and

4.0 preferred registered nondocumentary shares of OJSC Svyaz of Komi is converted into ONE preferred registered nondocumentary share of OJSC NWT.

The said Conversion Rates are unified, respectively, for all issues of common registered nondocumentary shares of each of the companies and for all issues of preferred registered nondocumentary shares of each of the companies.

The said Conversion Rates are based on recommendations of LLC Renaissance Capital - Financial Consultant, contained in the specially prepared Memorandum on the Analysis of Recommended Conversion Rates.

LLC Renaissance Capital - Financial Consultant has prepared its recommendations proceeding from the analysis of the value of the shares of OJSC NWT, OJSC Lensvyaz and OJSC Svyaz of Komi, which was conducted using various methods of evaluation adopted in the international and Russian practice: analysis of the prices of shares in the organized securities market; comparison with comparable companies; analysis of discounted cash flows; and analysis of the net assets value. The calculation of the recommended Conversion Rates is based on the ratio of the assessed values of common shares of OJSC Lensvyaz and OJSC NWT, preferred shares of OJSC Lensvyaz and OJSC NWT, and common shares of OJSC Svyaz of Komi and OJSC NWT, and preferred shares of OJSC Svyaz of Komi and OJSC NWT respectively. The process of calculation of the Conversion Rates consists of three stages:

- Analysis of the value of the stock capital of each of the reorganized companies;
- Distribution of the value of the stock capital per common share and per preferred share;
- Calculation of the range of the Conversion Rate for common shares and the range of the Conversion Rate for preferred shares.

As a result of the analysis that has been carried out, the range for the value of the recommended Conversion Rates has been determined (see also Appendix 1):

participating in the reorganization, including the determination of quorum and summing up the voting results, a trilateral agreement is more preferable than individual bilateral agreements between the affiliated and the affiliating companies.

The format of the trilateral agreement of affiliation was approved in the project of reorganization of OJSC PTN, OJSC SPb MMT and OJSC SPT in 1999 – 2000. The trilateral agreement provides for the possibility of its remaining in effect for two remaining parties in case of withdrawal of an affiliated company from the process.

## Reorganization Conditions

Based on the practice of implementing the previous project of North-West telecommunication companies affiliation and proceeding from the practical applicability and advisability, reorganization in the form of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC NWT has been taken as the legal form of the merger in compliance with article 17 of the Federal Law of RF No. 208-FZ On Joint-Stock Companies (hereinafter referred to as *Affiliation*).

In compliance with article 17 of the Federal Law of RF No. 208-FZ On Joint-Stock Companies (hereinafter referred to as FLJSC), cessation of the existence of one or more companies (affiliated companies) with the transfer of all their rights and obligations to another company (affiliating company) is considered as affiliation. The affiliation is effected through the conversion of shares of the affiliated joint-stock company into the shares of the affiliating joint-stock company and the transfer of all rights and obligations of the affiliated company to the affiliating company. As a result, the shareholders of the affiliated company become the shareholders of the affiliating company, the shares of the affiliated company are retired, and the affiliated company itself stops its operation as an independent legal entity. Thus:

- As a result of the Affiliation, the shareholders of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi become the shareholders of OJSC NWT;
- As a result of the Affiliation, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi will cease to exist as independent legal entities and their assets and liabilities will pass to OJSC NWT on the succession basis.

The key prerequisites in favour of affiliation are as follows:

- OJSC NWT is the strongest and the laergest telecommunication operator of the North-West, this is the natural base for the merger;
- The stock market of OJSC NWT, one of the most liquid issuers among communication operators in the organized securities market, is retained in the Affiliation; Besides, OJSC NWT has the 1st level ADR programme, which also remains in effect in the Affiliation;
- The operating and commercial activities of OJSC NWT, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi are not terminated on the date of cessation of the operation of the affiliated company as a legal entity, as OJSC NWT, being the successor of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi, retains the status of the legal entity at each moment of the stage of termination of the operation of the affiliated company and conversion of its shares into shares of OJSC NWT.

Proceeding from the Affiliation implementation mechanism established by the law, the key condition of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC NWT, the decision on approving which is discussed at extraordinary general meetings of the shareholders of OJSC Lensvyaz, OJSC Svyaz of the Republic of Komi and OJSC NWT within the Agreement of Affiliation, consists in the conditions of exchange of the common shares of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi

Federal District. According to the results of the year 2002, the consolidated receipts from the sale of OJSC NWT's services was 10.1 billion roubles, and the profit from sales amounted to 2.6 billion roubles[1]. In the first 9 months of the year 2003, OJSC NWT's receipts from sales amounted to 8.8 billion roubles, while the profit from sales was 2.5 billion roubles. Shares of OJSC NWT, both common and preferred, were included in the RTS system listing and quoting list A, 2nd level. During the year 2003 the market capitalization of OJSC NWT, calculated based on the results of the stock sale and purchase transactions registered in RTS, changed in the range from $260 MIO to $350 MIO, the greater border of the range being more characteristic of the end of the year.

Due to reasons related to the presence of disputable situations in respect of the title to big blocks of common shares, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi did not take part in the merger process. However, during the year 2003 the disputable situations in respect of the title were resolved on the legal basis and 20.0% of the authorized capital (26.7% of common shares) of OJSC Lensvyaz and 19.0% of the authorized capital (25.3% of common shares) of OJSC Svyaz of the Republic of Komi were returned to the state, which made it possible to practically implement the affiliation of these telecommunication companies with OJSC NWT.

Practical implementation of the merger process was started in May 2003 when the issue was considered at a meeting of the Board of Directors of OJSC NWT and a decision was taken on considering it advisable to perform preparatory work related to the affiliation of OJSC North-West Telecom with OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi (Minutes of the meeting of the Board of Directors of OJSC NWT No.10-03 of 15.05.2003 г.). In their turn, at the meeting on 09.07.2003 the Board of Directors of OJSC Lensvyaz considered the issue and took a decision on the advisability of performing the work related to the affiliation of OJSC Lensvyaz with OJSC NWT (Minutes of the meeting of the Board of Directors of OJSC Lensvyaz No. 19-2003 of 09.07.2003) and the Board of Directors of OJSC Svyaz of the Republic of Komi, at the meeting on 24.10.2003, considered the issue and took a decision on the advisability of performing the work related to the affiliation of OJSC Svyaz of the Republic of Komi with OJSC NWT (Minutes of the meeting of the Board of Directors of OJSC Svyaz of the Republic of Komi No. 13 of 24.10.2003). Besides, at each of the said meetings of the Boards of Directors, a decision was taken on choosing the Renaissance Capital company as the counselor on the planned merger. To execute the said decisions of the Boards of Directors of the companies, LLC Renaissance Capital - Financial Consultant was appointed to act as the counselor of OJSC NWT, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi in respect of the merger project. By the moment, the counselor, jointly with the members of the task group from OJSC NWT, OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi, as well as specialists from the companies, have carried out a package of preparatory work aimed at working out the recommended conditions and procedure of uniting OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC NWT, which are set froth in the Trilateral Agreement of Affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi with OJSC NWT (hereinafter referred to as the Agreement of Affiliation).

The format of the Trilateral Agreement of Affiliation has been dictated by the necessity of holding in the course of reorganization a joint general meeting of the shareholders of all reorganized companies before the date on Affiliation for taking a decision on introducing amendments and additions to the Articles of Association of OJSC NWT as the affiliating company and on its status of successor of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi. In compliance with article 17 of the Federal Law of RF No.208-FZ On Joint-Stock Companies, the voting procedure at the joint general meeting of the shareholders is determined by the agreement of affiliation. From the standpoint of establishing procedures of convocation and holding of the joint meeting, equal for all shareholders of the companies

[1] According to Form No.2 *Profit and Loss Report* of the Russian Accounting Standards.

Adopted by Board of Directors of OJSC NWT
Minutes No. ________ of ____ February 2004

________________________ B.N.Yashin
Chairman of the Board of Directors of OJSC PTN

# Substantiation of the conditions and procedure of reorganization of OJSC NWT in the form of the affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC North-West Telecom

## Introduction: prerequisites of reorganization of OJSC NWT in the form of the affiliation of OJSC Lensvyaz and OJSC Communication (Svyaz) of the Republic of Komi with OJSC NWT

On the 1st of November 2002 the process of the legal reorganization of telecommunication joint-stock companies of the North-Western Region of Russia was successfully completed. OJSC North-West Telecom founded on the basis of OJSC PTN, as well as 8 regional telecommunication operators: OJSC Artelecom of Arkhangelsk Oblast, OJSC Electrosvyaz of Vologda Oblast, OJSC Cherepovetselectrosvyaz, OJSC Electrosvyaz of Kaliningrad Oblast, OJSC Murmanelectrosvyaz, OJSC Electrosvyaz of Pskov Oblast, OJSC Electrosvyaz of Republic of Karelia and OJSC Novgorodtelecom were reorganized in the form of affiliation of the latter with OJSC North-West Telecom (hereinafter referred to as OJSC NWT).

The necessity of reforming the communication industry, including the restructuring of OJSC Svyazinvest by uniting subsidiaries and affiliates of the holding into interregional companies is dealt with in the Concept of the Development of the Telecommunication Services Market in the Russian Federation, that was approved by the session of the Government of the Russian Federation of 21.12.2000, and in the Instructions of the Government of the Russian Federation of 16.08.2001 No. IK-P10-14521. The project of uniting telecommunication operators was implemented in the interests of increasing the value and liquidity of the state's investment in the communication industry and has been widely supported by Russian and foreign investors who are shareholders of telecommunication companies. Besides creating prerequisites and conditions for increasing the value and liquidity of the shares of the united companies in the interests of their shareholders, the reorganization that has been carried out was also aimed at consolidating the financial, managerial and technological resources for their more efficient use, for improvement of competitive capacity and further expansion of the range of provided communication services.

As a result of the reorganization, in the North-West of Russia, instead of several communication operators that were restricted in their activities by the borders of their territorial and administrative units, a single operator was formed providing the entire range of up-to-date communication services in the single territory within St. Petersburg and eight regions of the North-Western Federal District. The newly founded united communication operator – OJSC NWT – covers a territory with a population of about 12.9 MIO people and provides services to more than 3.4 MIO subscribers. Today the company has become one of the biggest in Russia and the biggest universal communication operator in the North-Western

**CJSC INFO-PARK Consulting Agency**
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| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 1/09/03 | 0.22 | 0.23 | 0.23 | 4.55% |
| 2/09/03 | 0.22 | 0.23 | 0.23 | 3.71% |
| 3/09/03 | 0.23 | 0.23 | 0.23 | 2.99% |
| 4/09/03 | 0.23 | 0.24 | 0.23 | 3.29% |
| 5/09/03 | 0.23 | 0.24 | 0.23 | 3.26% |
| 8/09/03 | 0.23 | 0.24 | 0.23 | 2.04% |
| 9/09/03 | 0.24 | 0.24 | 0.24 | 2.23% |
| 10/09/03 | 0.24 | 0.24 | 0.24 | 2.85% |
| 11/09/03 | 0.24 | 0.24 | 0.24 | 2.65% |
| 12/09/03 | 0.24 | 0.24 | 0.24 | 3.11% |
| 15/09/03 | 0.24 | 0.25 | 0.24 | 2.99% |

| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 23/06/03 | 0.22 | 0.24 | 0.23 | 6.82% |
| 24/06/03 | 0.22 | 0.24 | 0.23 | 6.70% |
| 25/06/03 | 0.22 | 0.24 | 0.23 | 6.58% |
| 26/06/03 | 0.22 | 0.24 | 0.23 | 6.60% |
| 27/06/03 | 0.22 | 0.24 | 0.23 | 6.62% |
| 30/06/03 | 0.22 | 0.24 | 0.23 | 6.60% |
| 1/07/03 | 0.22 | 0.23 | 0.23 | 5.64% |
| 2/07/03 | 0.22 | 0.23 | 0.23 | 4.29% |
| 3/07/03 | 0.22 | 0.23 | 0.23 | 4.03% |
| 4/07/03 | 0.22 | 0.23 | 0.23 | 3.80% |
| 7/07/03 | 0.22 | 0.23 | 0.23 | 3.43% |
| 8/07/03 | 0.22 | 0.23 | 0.23 | 2.97% |
| 9/07/03 | 0.23 | 0.23 | 0.23 | 2.64% |
| 10/07/03 | 0.23 | 0.23 | 0.23 | 2.60% |
| 11/07/03 | 0.22 | 0.23 | 0.22 | 7.28% |
| 14/07/03 | 0.21 | 0.23 | 0.22 | 10.34% |
| 15/07/03 | 0.21 | 0.23 | 0.22 | 10.21% |
| 16/07/03 | 0.21 | 0.23 | 0.22 | 9.10% |
| 17/07/03 | 0.21 | 0.23 | 0.22 | 8.88% |
| 18/07/03 | 0.21 | 0.22 | 0.22 | 5.45% |
| 21/07/03 | 0.21 | 0.22 | 0.21 | 1.90% |
| 22/07/03 | 0.21 | 0.21 | 0.21 | 1.66% |
| 23/07/03 | 0.21 | 0.21 | 0.21 | 1.18% |
| 24/07/03 | 0.21 | 0.22 | 0.21 | 2.00% |
| 25/07/03 | 0.21 | 0.22 | 0.21 | 1.64% |
| 28/07/03 | 0.21 | 0.22 | 0.21 | 2.00% |
| 29/07/03 | 0.21 | 0.22 | 0.22 | 2.23% |
| 30/07/03 | 0.21 | 0.22 | 0.22 | 2.11% |
| 31/07/03 | 0.21 | 0.22 | 0.22 | 3.39% |
| 1/08/03 | 0.22 | 0.23 | 0.22 | 6.98% |
| 4/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 5/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 6/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 7/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 8/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 11/08/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 12/08/03 | 0.21 | 0.23 | 0.22 | 5.26% |
| 13/08/03 | 0.21 | 0.23 | 0.22 | 5.88% |
| 14/08/03 | 0.21 | 0.23 | 0.22 | 5.88% |
| 15/08/03 | 0.21 | 0.22 | 0.22 | 5.86% |
| 18/08/03 | 0.21 | 0.22 | 0.22 | 5.84% |
| 19/08/03 | 0.21 | 0.22 | 0.22 | 5.84% |
| 20/08/03 | 0.21 | 0.22 | 0.22 | 3.27% |
| 21/08/03 | 0.21 | 0.22 | 0.22 | 4.08% |
| 22/08/03 | 0.21 | 0.22 | 0.22 | 3.52% |
| 25/08/03 | 0.21 | 0.22 | 0.22 | 3.85% |
| 26/08/03 | 0.21 | 0.22 | 0.22 | 3.95% |
| 27/08/03 | 0.22 | 0.22 | 0.22 | 3.37% |
| 28/08/03 | 0.22 | 0.22 | 0.22 | 3.22% |
| 29/08/03 | 0.22 | 0.23 | 0.22 | 2.84% |

| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 8/04/03 | 0.20 | 0.21 | 0.21 | 2.09% |
| 9/04/03 | 0.20 | 0.21 | 0.21 | 2.21% |
| 10/04/03 | 0.21 | 0.21 | 0.21 | 1.22% |
| 11/04/03 | 0.21 | 0.21 | 0.21 | 0.73% |
| 14/04/03 | 0.21 | 0.21 | 0.21 | 0.49% |
| 15/04/03 | 0.21 | 0.21 | 0.21 | 0.49% |
| 16/04/03 | 0.21 | 0.21 | 0.21 | 0.49% |
| 17/04/03 | 0.21 | 0.21 | 0.21 | 1.09% |
| 18/04/03 | 0.21 | 0.21 | 0.21 | 1.82% |
| 21/04/03 | 0.21 | 0.21 | 0.21 | 1.69% |
| 22/04/03 | 0.21 | 0.21 | 0.21 | 1.94% |
| 23/04/03 | 0.21 | 0.21 | 0.21 | 3.87% |
| 24/04/03 | 0.21 | 0.22 | 0.21 | 5.27% |
| 25/04/03 | 0.21 | 0.22 | 0.22 | 4.37% |
| 28/04/03 | 0.21 | 0.22 | 0.22 | 3.17% |
| 29/04/03 | 0.21 | 0.22 | 0.22 | 3.53% |
| 30/04/03 | 0.21 | 0.22 | 0.22 | 3.79% |
| 5/05/03 | 0.21 | 0.22 | 0.22 | 2.89% |
| 6/05/03 | 0.21 | 0.22 | 0.21 | 2.12% |
| 7/05/03 | 0.21 | 0.22 | 0.21 | 2.12% |
| 8/05/03 | 0.21 | 0.22 | 0.21 | 2.12% |
| 12/05/03 | 0.21 | 0.22 | 0.21 | 2.12% |
| 13/05/03 | 0.21 | 0.22 | 0.21 | 2.13% |
| 14/05/03 | 0.21 | 0.22 | 0.21 | 2.49% |
| 15/05/03 | 0.21 | 0.22 | 0.21 | 2.97% |
| 16/05/03 | 0.21 | 0.22 | 0.21 | 2.24% |
| 19/05/03 | 0.21 | 0.22 | 0.21 | 2.12% |
| 20/05/03 | 0.21 | 0.22 | 0.22 | 3.16% |
| 21/05/03 | 0.22 | 0.22 | 0.22 | 2.88% |
| 22/05/03 | 0.22 | 0.22 | 0.22 | 1.83% |
| 23/05/03 | 0.22 | 0.23 | 0.22 | 4.65% |
| 26/05/03 | 0.22 | 0.23 | 0.22 | 4.60% |
| 27/05/03 | 0.22 | 0.23 | 0.23 | 5.44% |
| 28/05/03 | 0.22 | 0.23 | 0.23 | 4.65% |
| 29/05/03 | 0.22 | 0.23 | 0.23 | 4.16% |
| 30/05/03 | 0.22 | 0.23 | 0.23 | 5.91% |
| 2/06/03 | 0.22 | 0.23 | 0.23 | 6.70% |
| 3/06/03 | 0.23 | 0.24 | 0.23 | 6.11% |
| 4/06/03 | 0.22 | 0.24 | 0.23 | 11.16% |
| 5/06/03 | 0.22 | 0.24 | 0.23 | 9.20% |
| 6/06/03 | 0.22 | 0.23 | 0.23 | 6.70% |
| 9/06/03 | 0.22 | 0.23 | 0.23 | 6.70% |
| 10/06/03 | 0.22 | 0.24 | 0.23 | 7.39% |
| 11/06/03 | 0.22 | 0.24 | 0.23 | 8.07% |
| 16/06/03 | 0.22 | 0.24 | 0.23 | 8.18% |
| 17/06/03 | 0.22 | 0.24 | 0.23 | 8.18% |
| 18/06/03 | 0.22 | 0.24 | 0.23 | 6.82% |
| 19/06/03 | 0.22 | 0.24 | 0.23 | 6.82% |
| 20/06/03 | 0.22 | 0.24 | 0.23 | 6.79% |
| 21/06/03 | 0.22 | 0.24 | 0.23 | 6.82% |

| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 24/01/03 | 0.21 | 0.22 | 0.21 | 5.39% |
| 27/01/03 | 0.21 | 0.22 | 0.22 | 4.14% |
| 28/01/03 | 0.21 | 0.22 | 0.21 | 4.19% |
| 29/01/03 | 0.21 | 0.22 | 0.21 | 4.45% |
| 30/01/03 | 0.21 | 0.21 | 0.21 | 2.76% |
| 31/01/03 | 0.21 | 0.22 | 0.21 | 5.17% |
| 3/02/03 | 0.21 | 0.22 | 0.21 | 4.33% |
| 4/02/03 | 0.21 | 0.22 | 0.21 | 3.37% |
| 5/02/03 | 0.21 | 0.21 | 0.21 | 2.39% |
| 6/02/03 | 0.21 | 0.21 | 0.21 | 1.43% |
| 7/02/03 | 0.21 | 0.21 | 0.21 | 1.43% |
| 10/02/03 | 0.21 | 0.21 | 0.21 | 1.30% |
| 11/02/03 | 0.21 | 0.21 | 0.21 | 0.71% |
| 12/02/03 | 0.21 | 0.21 | 0.21 | 0.71% |
| 13/02/03 | 0.21 | 0.21 | 0.21 | 1.18% |
| 14/02/03 | 0.21 | 0.22 | 0.21 | 2.84% |
| 17/02/03 | 0.21 | 0.22 | 0.22 | 4.02% |
| 18/02/03 | 0.21 | 0.22 | 0.21 | 2.84% |
| 19/02/03 | 0.21 | 0.22 | 0.21 | 2.48% |
| 20/02/03 | 0.21 | 0.22 | 0.21 | 1.65% |
| 21/02/03 | 0.21 | 0.22 | 0.21 | 1.03% |
| 25/02/03 | 0.21 | 0.22 | 0.21 | 0.99% |
| 26/02/03 | 0.21 | 0.22 | 0.21 | 1.17% |
| 27/02/03 | 0.21 | 0.22 | 0.22 | 1.41% |
| 28/02/03 | 0.21 | 0.22 | 0.22 | 1.28% |
| 3/03/03 | 0.21 | 0.22 | 0.22 | 1.28% |
| 4/03/03 | 0.21 | 0.22 | 0.22 | 1.40% |
| 5/03/03 | 0.22 | 0.22 | 0.22 | 0.69% |
| 6/03/03 | 0.22 | 0.22 | 0.22 | 1.38% |
| 7/03/03 | 0.22 | 0.23 | 0.22 | 4.90% |
| 11/03/03 | 0.22 | 0.23 | 0.22 | 3.97% |
| 12/03/03 | 0.22 | 0.23 | 0.23 | 4.07% |
| 13/03/03 | 0.22 | 0.23 | 0.23 | 2.69% |
| 14/03/03 | 0.22 | 0.23 | 0.23 | 2.01% |
| 17/03/03 | 0.22 | 0.23 | 0.23 | 2.70% |
| 18/03/03 | 0.22 | 0.23 | 0.22 | 3.64% |
| 19/03/03 | 0.22 | 0.23 | 0.22 | 3.42% |
| 20/03/03 | 0.22 | 0.23 | 0.22 | 2.94% |
| 21/03/03 | 0.22 | 0.22 | 0.22 | 3.34% |
| 24/03/03 | 0.21 | 0.22 | 0.22 | 3.24% |
| 25/03/03 | 0.21 | 0.22 | 0.22 | 3.93% |
| 26/03/03 | 0.21 | 0.22 | 0.22 | 1.64% |
| 27/03/03 | 0.21 | 0.21 | 0.21 | 0.95% |
| 28/03/03 | 0.21 | 0.21 | 0.21 | 1.45% |
| 31/03/03 | 0.21 | 0.21 | 0.21 | 0.97% |
| 1/04/03 | 0.21 | 0.21 | 0.21 | 0.85% |
| 2/04/03 | 0.21 | 0.21 | 0.21 | 1.09% |
| 3/04/03 | 0.21 | 0.21 | 0.21 | 0.60% |
| 4/04/03 | 0.21 | 0.21 | 0.21 | 0.97% |
| 7/04/03 | 0.20 | 0.21 | 0.21 | 1.84% |

| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 11/11/02 | 0.18 | 0.19 | 0.19 | 7.64% |
| 12/11/02 | 0.18 | 0.19 | 0.18 | 5.42% |
| 13/11/02 | 0.18 | 0.19 | 0.18 | 4.03% |
| 14/11/02 | 0.18 | 0.19 | 0.18 | 4.17% |
| 15/11/02 | 0.18 | 0.19 | 0.18 | 4.17% |
| 18/11/02 | 0.18 | 0.19 | 0.18 | 4.86% |
| 19/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 20/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 21/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 22/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 25/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 26/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 27/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 28/11/02 | 0.19 | 0.19 | 0.19 | 2.70% |
| 29/11/02 | 0.19 | 0.19 | 0.19 | 2.92% |
| 2/12/02 | 0.19 | 0.20 | 0.20 | 5.15% |
| 3/12/02 | 0.20 | 0.21 | 0.20 | 7.14% |
| 4/12/02 | 0.20 | 0.21 | 0.20 | 6.33% |
| 5/12/02 | 0.20 | 0.21 | 0.20 | 5.33% |
| 6/12/02 | 0.20 | 0.20 | 0.20 | 4.49% |
| 9/12/02 | 0.20 | 0.20 | 0.20 | 3.85% |
| 10/12/02 | 0.20 | 0.20 | 0.20 | 2.42% |
| 11/12/02 | 0.20 | 0.20 | 0.20 | 0.51% |
| 15/12/02 | 0.20 | 0.20 | 0.20 | 0.25% |
| 16/12/02 | 0.20 | 0.20 | 0.20 | 2.16% |
| 17/12/02 | 0.20 | 0.20 | 0.20 | 2.03% |
| 18/12/02 | 0.20 | 0.20 | 0.20 | 3.93% |
| 19/12/02 | 0.20 | 0.20 | 0.20 | 2.16% |
| 20/12/02 | 0.20 | 0.20 | 0.20 | 0.15% |
| 23/12/02 | 0.20 | 0.20 | 0.20 | 0.15% |
| 24/12/02 | 0.20 | 0.20 | 0.20 | 2.16% |
| 25/12/02 | 0.19 | 0.21 | 0.20 | 6.96% |
| 26/12/02 | 0.19 | 0.21 | 0.20 | 10.24% |
| 27/12/02 | 0.19 | 0.21 | 0.20 | 10.53% |
| 30/12/02 | 0.19 | 0.21 | 0.20 | 10.53% |
| 31/12/02 | 0.19 | 0.21 | 0.20 | 10.53% |
| 4/01/03 | 0.19 | 0.21 | 0.20 | 10.53% |
| 5/01/03 | 0.19 | 0.22 | 0.20 | 13.16% |
| 8/01/03 | 0.19 | 0.23 | 0.21 | 18.95% |
| 9/01/03 | 0.20 | 0.23 | 0.21 | 14.65% |
| 10/01/03 | 0.20 | 0.22 | 0.21 | 7.04% |
| 13/01/03 | 0.21 | 0.22 | 0.21 | 4.97% |
| 14/01/03 | 0.21 | 0.22 | 0.21 | 3.95% |
| 15/01/03 | 0.21 | 0.22 | 0.21 | 3.97% |
| 16/01/03 | 0.21 | 0.21 | 0.21 | 4.13% |
| 17/01/03 | 0.21 | 0.22 | 0.21 | 4.54% |
| 20/01/03 | 0.21 | 0.22 | 0.22 | 5.85% |
| 21/01/03 | 0.21 | 0.22 | 0.22 | 4.91% |
| 22/01/03 | 0.21 | 0.22 | 0.21 | 2.36% |
| 23/01/03 | 0.21 | 0.22 | 0.22 | 4.39% |

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 8/09/03 | 0.39 | 0.40 | 0.40 | 2.56% |
| 9/09/03 | 0.39 | 0.40 | 0.39 | 2.58% |
| 10/09/03 | 0.39 | 0.40 | 0.39 | 2.57% |
| 11/09/03 | 0.39 | 0.40 | 0.40 | 3.70% |
| 12/09/03 | 0.40 | 0.41 | 0.40 | 3.54% |
| 15/09/03 | 0.40 | 0.41 | 0.41 | 1.74% |

## Table13.QuotationsofpreferredsharesofOJSCNorth-WestTelecominRTS.US$

| Date | Preferredshareprice.USDollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 16/09/02 | 0.18 | 0.20 | 0.19 | 13.36% |
| 17/09/02 | 0.18 | 0.19 | 0.18 | 9.66% |
| 18/09/02 | 0.18 | 0.19 | 0.18 | 9.66% |
| 19/09/02 | 0.18 | 0.19 | 0.19 | 10.23% |
| 20/09/02 | 0.18 | 0.20 | 0.19 | 10.80% |
| 23/09/02 | 0.18 | 0.20 | 0.19 | 10.80% |
| 24/09/02 | 0.18 | 0.20 | 0.19 | 12.31% |
| 25/09/02 | 0.18 | 0.20 | 0.19 | 12.41% |
| 26/09/02 | 0.18 | 0.20 | 0.19 | 10.98% |
| 27/09/02 | 0.18 | 0.20 | 0.19 | 16.53% |
| 30/09/02 | 0.18 | 0.20 | 0.19 | 15.11% |
| 1/10/02 | 0.18 | 0.19 | 0.18 | 9.02% |
| 2/10/02 | 0.18 | 0.19 | 0.18 | 8.94% |
| 3/10/02 | 0.18 | 0.19 | 0.18 | 7.97% |
| 4/10/02 | 0.18 | 0.19 | 0.18 | 7.97% |
| 7/10/02 | 0.18 | 0.19 | 0.18 | 7.97% |
| 8/10/02 | 0.18 | 0.21 | 0.19 | 19.48% |
| 9/10/02 | 0.18 | 0.20 | 0.19 | 15.29% |
| 10/10/02 | 0.18 | 0.20 | 0.19 | 12.50% |
| 11/10/02 | 0.18 | 0.21 | 0.19 | 19.94% |
| 14/10/02 | 0.18 | 0.20 | 0.19 | 12.82% |
| 15/10/02 | 0.18 | 0.19 | 0.18 | 10.26% |
| 16/10/02 | 0.18 | 0.20 | 0.19 | 14.37% |
| 17/10/02 | 0.18 | 0.19 | 0.18 | 6.53% |
| 18/10/02 | 0.18 | 0.18 | 0.18 | 3.96% |
| 21/10/02 | 0.18 | 0.18 | 0.18 | 4.50% |
| 22/10/02 | 0.18 | 0.19 | 0.18 | 9.29% |
| 23/10/02 | 0.18 | 0.20 | 0.19 | 10.17% |
| 24/10/02 | 0.18 | 0.19 | 0.18 | 9.07% |
| 25/10/02 | 0.18 | 0.19 | 0.19 | 8.54% |
| 28/10/02 | 0.18 | 0.19 | 0.18 | 4.86% |
| 29/10/02 | 0.18 | 0.19 | 0.18 | 2.78% |
| 30/10/02 | 0.18 | 0.20 | 0.19 | 10.56% |
| 31/10/02 | 0.18 | 0.19 | 0.19 | 7.78% |
| 1/11/02 | 0.18 | 0.19 | 0.19 | 5.56% |
| 4/11/02 | 0.18 | 0.19 | 0.19 | 5.89% |
| 5/11/02 | 0.18 | 0.20 | 0.19 | 7.67% |
| 6/11/02 | 0.18 | 0.20 | 0.19 | 8.75% |
| 10/11/02 | 0.18 | 0.20 | 0.19 | 8.33% |

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 30/06/03 | 0.37 | 0.38 | 0.38 | 2.76% |
| 1/07/03 | 0.37 | 0.38 | 0.38 | 2.76% |
| 2/07/03 | 0.37 | 0.38 | 0.38 | 2.21% |
| 3/07/03 | 0.38 | 0.38 | 0.38 | 1.80% |
| 4/07/03 | 0.38 | 0.38 | 0.38 | 1.73% |
| 7/07/03 | 0.38 | 0.38 | 0.38 | 1.46% |
| 8/07/03 | 0.38 | 0.38 | 0.38 | 1.06% |
| 9/07/03 | 0.38 | 0.38 | 0.38 | 1.12% |
| 10/07/03 | 0.37 | 0.38 | 0.38 | 2.05% |
| 11/07/03 | 0.37 | 0.38 | 0.38 | 2.43% |
| 14/07/03 | 0.37 | 0.38 | 0.37 | 2.92% |
| 15/07/03 | 0.37 | 0.37 | 0.37 | 1.77% |
| 16/07/03 | 0.36 | 0.37 | 0.37 | 1.24% |
| 17/07/03 | 0.36 | 0.37 | 0.36 | 3.23% |
| 18/07/03 | 0.35 | 0.36 | 0.36 | 2.85% |
| 21/07/03 | 0.35 | 0.36 | 0.36 | 2.78% |
| 22/07/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 23/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 24/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 25/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 28/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 29/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 30/07/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 31/07/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 1/08/03 | 0.35 | 0.36 | 0.35 | 1.36% |
| 4/08/03 | 0.35 | 0.36 | 0.35 | 1.28% |
| 5/08/03 | 0.35 | 0.36 | 0.35 | 1.28% |
| 6/08/03 | 0.35 | 0.35 | 0.35 | 1.21% |
| 7/08/03 | 0.35 | 0.35 | 0.35 | 1.07% |
| 8/08/03 | 0.35 | 0.35 | 0.35 | 1.00% |
| 11/08/03 | 0.35 | 0.35 | 0.35 | 1.07% |
| 12/08/03 | 0.35 | 0.35 | 0.35 | 1.14% |
| 13/08/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 14/08/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 15/08/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 18/08/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 19/08/03 | 0.35 | 0.35 | 0.35 | 1.00% |
| 20/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 21/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 22/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 25/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 26/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 27/08/03 | 0.35 | 0.35 | 0.35 | 0.86% |
| 28/08/03 | 0.35 | 0.35 | 0.35 | 0.72% |
| 29/08/03 | 0.35 | 0.35 | 0.35 | 0.50% |
| 1/09/03 | 0.35 | 0.35 | 0.35 | 0.36% |
| 2/09/03 | 0.36 | 0.36 | 0.36 | 0.84% |
| 3/09/03 | 0.37 | 0.38 | 0.38 | 1.87% |
| 4/09/03 | 0.38 | 0.39 | 0.39 | 1.83% |
| 5/09/03 | 0.39 | 0.40 | 0.39 | 1.60% |

**CJSC INFO-PARK Consulting Agency**
123557, Moscow, B. Tishinsky per., 8, house 2
☎ (095) 105-11-91 www.infopark.ru ✉ info@infopark.ru

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 15/04/03 | 0.35 | 0.35 | 0.35 | 0.41% |
| 16/04/03 | 0.35 | 0.35 | 0.35 | 0.37% |
| 17/04/03 | 0.35 | 0.35 | 0.35 | 0.57% |
| 18/04/03 | 0.35 | 0.36 | 0.35 | 0.50% |
| 21/04/03 | 0.35 | 0.36 | 0.35 | 1.00% |
| 22/04/03 | 0.35 | 0.36 | 0.35 | 1.19% |
| 23/04/03 | 0.36 | 0.38 | 0.37 | 7.74% |
| 24/04/03 | 0.36 | 0.40 | 0.38 | 13.31% |
| 25/04/03 | 0.36 | 0.39 | 0.37 | 9.56% |
| 28/04/03 | 0.36 | 0.39 | 0.37 | 8.45% |
| 29/04/03 | 0.36 | 0.39 | 0.37 | 8.45% |
| 30/04/03 | 0.35 | 0.38 | 0.37 | 8.05% |
| 5/05/03 | 0.35 | 0.38 | 0.37 | 6.64% |
| 6/05/03 | 0.35 | 0.38 | 0.36 | 6.08% |
| 7/05/03 | 0.35 | 0.38 | 0.36 | 6.31% |
| 8/05/03 | 0.35 | 0.38 | 0.36 | 6.38% |
| 12/05/03 | 0.35 | 0.38 | 0.36 | 6.38% |
| 13/05/03 | 0.36 | 0.38 | 0.37 | 5.99% |
| 14/05/03 | 0.36 | 0.38 | 0.37 | 5.59% |
| 15/05/03 | 0.36 | 0.38 | 0.37 | 5.59% |
| 16/05/03 | 0.36 | 0.38 | 0.37 | 5.59% |
| 19/05/03 | 0.36 | 0.38 | 0.37 | 4.45% |
| 20/05/03 | 0.36 | 0.37 | 0.37 | 3.32% |
| 21/05/03 | 0.36 | 0.37 | 0.37 | 3.31% |
| 22/05/03 | 0.36 | 0.37 | 0.37 | 2.89% |
| 23/05/03 | 0.36 | 0.37 | 0.37 | 3.46% |
| 26/05/03 | 0.36 | 0.38 | 0.37 | 4.27% |
| 27/05/03 | 0.36 | 0.38 | 0.37 | 3.45% |
| 28/05/03 | 0.36 | 0.38 | 0.37 | 3.31% |
| 29/05/03 | 0.36 | 0.37 | 0.37 | 3.17% |
| 30/05/03 | 0.36 | 0.37 | 0.37 | 3.03% |
| 2/06/03 | 0.36 | 0.38 | 0.37 | 4.06% |
| 3/06/03 | 0.36 | 0.38 | 0.37 | 5.25% |
| 4/06/03 | 0.37 | 0.38 | 0.37 | 3.13% |
| 5/06/03 | 0.37 | 0.38 | 0.37 | 2.92% |
| 6/06/03 | 0.37 | 0.38 | 0.37 | 2.98% |
| 9/06/03 | 0.37 | 0.38 | 0.38 | 2.40% |
| 10/06/03 | 0.38 | 0.39 | 0.38 | 2.60% |
| 11/06/03 | 0.38 | 0.38 | 0.38 | 2.06% |
| 16/06/03 | 0.38 | 0.38 | 0.38 | 1.79% |
| 17/06/03 | 0.38 | 0.38 | 0.38 | 1.32% |
| 18/06/03 | 0.38 | 0.38 | 0.38 | 0.66% |
| 19/06/03 | 0.38 | 0.38 | 0.38 | 0.84% |
| 20/06/03 | 0.38 | 0.38 | 0.38 | 0.98% |
| 21/06/03 | 0.38 | 0.38 | 0.38 | 1.32% |
| 23/06/03 | 0.38 | 0.38 | 0.38 | 1.73% |
| 24/06/03 | 0.37 | 0.38 | 0.38 | 2.41% |
| 25/06/03 | 0.37 | 0.38 | 0.38 | 2.96% |
| 26/06/03 | 0.37 | 0.38 | 0.38 | 2.83% |
| 27/06/03 | 0.37 | 0.38 | 0.38 | 2.69% |

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 31/01/03 | 0.35 | 0.37 | 0.36 | 4.16% |
| 3/02/03 | 0.35 | 0.37 | 0.36 | 3.75% |
| 4/02/03 | 0.35 | 0.36 | 0.36 | 2.27% |
| 5/02/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 6/02/03 | 0.35 | 0.36 | 0.35 | 1.07% |
| 7/02/03 | 0.35 | 0.36 | 0.35 | 0.99% |
| 10/02/03 | 0.35 | 0.36 | 0.35 | 1.42% |
| 11/02/03 | 0.35 | 0.36 | 0.35 | 2.30% |
| 12/02/03 | 0.34 | 0.36 | 0.35 | 3.65% |
| 13/02/03 | 0.34 | 0.36 | 0.35 | 4.26% |
| 14/02/03 | 0.34 | 0.36 | 0.35 | 3.80% |
| 17/02/03 | 0.35 | 0.36 | 0.35 | 2.82% |
| 18/02/03 | 0.35 | 0.35 | 0.35 | 1.58% |
| 19/02/03 | 0.35 | 0.35 | 0.35 | 1.00% |
| 20/02/03 | 0.35 | 0.35 | 0.35 | 1.36% |
| 21/02/03 | 0.35 | 0.35 | 0.35 | 1.58% |
| 25/02/03 | 0.35 | 0.35 | 0.35 | 1.87% |
| 26/02/03 | 0.35 | 0.35 | 0.35 | 1.22% |
| 27/02/03 | 0.35 | 0.35 | 0.35 | 1.01% |
| 28/02/03 | 0.35 | 0.35 | 0.35 | 1.08% |
| 3/03/03 | 0.35 | 0.35 | 0.35 | 0.50% |
| 4/03/03 | 0.35 | 0.35 | 0.35 | 0.14% |
| 5/03/03 | 0.35 | 0.35 | 0.35 | 0.57% |
| 6/03/03 | 0.35 | 0.36 | 0.35 | 0.74% |
| 7/03/03 | 0.36 | 0.36 | 0.36 | 1.75% |
| 11/03/03 | 0.36 | 0.37 | 0.36 | 4.42% |
| 12/03/03 | 0.36 | 0.37 | 0.36 | 2.78% |
| 13/03/03 | 0.36 | 0.36 | 0.36 | 1.53% |
| 14/03/03 | 0.36 | 0.36 | 0.36 | 1.39% |
| 17/03/03 | 0.36 | 0.36 | 0.36 | 0.97% |
| 18/03/03 | 0.36 | 0.36 | 0.36 | 0.35% |
| 19/03/03 | 0.35 | 0.36 | 0.36 | 1.13% |
| 20/03/03 | 0.35 | 0.36 | 0.36 | 1.55% |
| 21/03/03 | 0.35 | 0.36 | 0.36 | 1.20% |
| 24/03/03 | 0.35 | 0.36 | 0.35 | 1.13% |
| 25/03/03 | 0.35 | 0.36 | 0.35 | 1.12% |
| 26/03/03 | 0.35 | 0.36 | 0.35 | 0.97% |
| 27/03/03 | 0.35 | 0.36 | 0.35 | 0.91% |
| 28/03/03 | 0.35 | 0.35 | 0.35 | 0.50% |
| 31/03/03 | 0.35 | 0.35 | 0.35 | 1.21% |
| 1/04/03 | 0.35 | 0.36 | 0.35 | 1.27% |
| 2/04/03 | 0.35 | 0.36 | 0.35 | 1.20% |
| 3/04/03 | 0.35 | 0.36 | 0.35 | 1.00% |
| 4/04/03 | 0.35 | 0.36 | 0.35 | 1.41% |
| 7/04/03 | 0.35 | 0.36 | 0.35 | 1.28% |
| 8/04/03 | 0.35 | 0.36 | 0.35 | 1.21% |
| 9/04/03 | 0.35 | 0.36 | 0.35 | 1.14% |
| 10/04/03 | 0.35 | 0.36 | 0.35 | 1.13% |
| 11/04/03 | 0.35 | 0.35 | 0.35 | 0.77% |
| 14/04/03 | 0.35 | 0.35 | 0.35 | 0.43% |

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 18/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 19/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 20/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 21/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 22/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 25/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 26/11/02 | 0.35 | 0.39 | 0.37 | 10.00% |
| 27/11/02 | 0.36 | 0.38 | 0.37 | 7.04% |
| 28/11/02 | 0.36 | 0.39 | 0.37 | 6.21% |
| 29/11/02 | 0.38 | 0.39 | 0.39 | 4.57% |
| 2/12/02 | 0.38 | 0.40 | 0.39 | 5.13% |
| 3/12/02 | 0.38 | 0.40 | 0.39 | 4.54% |
| 4/12/02 | 0.38 | 0.39 | 0.39 | 3.84% |
| 5/12/02 | 0.37 | 0.39 | 0.38 | 5.98% |
| 6/12/02 | 0.36 | 0.39 | 0.37 | 7.29% |
| 9/12/02 | 0.36 | 0.39 | 0.37 | 7.29% |
| 10/12/02 | 0.36 | 0.39 | 0.38 | 8.33% |
| 11/12/02 | 0.36 | 0.39 | 0.37 | 8.19% |
| 15/12/02 | 0.36 | 0.39 | 0.37 | 9.09% |
| 16/12/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 17/12/02 | 0.36 | 0.39 | 0.37 | 9.15% |
| 18/12/02 | 0.36 | 0.39 | 0.37 | 7.69% |
| 19/12/02 | 0.36 | 0.39 | 0.37 | 6.65% |
| 20/12/02 | 0.36 | 0.39 | 0.37 | 7.39% |
| 23/12/02 | 0.35 | 0.39 | 0.37 | 8.76% |
| 24/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 25/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 26/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 27/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 30/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 31/12/02 | 0.35 | 0.39 | 0.37 | 9.07% |
| 4/01/03 | 0.36 | 0.38 | 0.37 | 7.29% |
| 5/01/03 | 0.36 | 0.39 | 0.37 | 8.45% |
| 8/01/03 | 0.36 | 0.39 | 0.37 | 8.30% |
| 9/01/03 | 0.36 | 0.38 | 0.37 | 5.35% |
| 10/01/03 | 0.37 | 0.38 | 0.38 | 4.78% |
| 13/01/03 | 0.36 | 0.39 | 0.37 | 6.94% |
| 14/01/03 | 0.36 | 0.38 | 0.37 | 5.86% |
| 15/01/03 | 0.37 | 0.39 | 0.38 | 4.90% |
| 16/01/03 | 0.37 | 0.38 | 0.38 | 3.03% |
| 17/01/03 | 0.37 | 0.38 | 0.38 | 1.75% |
| 20/01/03 | 0.37 | 0.38 | 0.37 | 1.89% |
| 21/01/03 | 0.37 | 0.38 | 0.37 | 2.17% |
| 22/01/03 | 0.37 | 0.38 | 0.37 | 2.30% |
| 23/01/03 | 0.37 | 0.38 | 0.37 | 3.34% |
| 24/01/03 | 0.36 | 0.37 | 0.37 | 3.06% |
| 27/01/03 | 0.36 | 0.37 | 0.36 | 2.53% |
| 28/01/03 | 0.36 | 0.36 | 0.36 | 1.41% |
| 29/01/03 | 0.35 | 0.37 | 0.36 | 3.03% |
| 30/01/03 | 0.36 | 0.37 | 0.36 | 4.23% |

# 11. APPENDIX 2. INFORMATION MATERIALS

**Table 12. Quotations of ordinary shares of OJSC North-West Telecom in RTS, US$**

| Date | Ordinary share price, US Dollars | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demandprice | Offerprice | Averageprice | |
| 16/09/02 | 0.39 | 0.40 | 0.40 | 2.56% |
| 17/09/02 | 0.39 | 0.40 | 0.40 | 2.56% |
| 18/09/02 | 0.39 | 0.40 | 0.39 | 3.90% |
| 19/09/02 | 0.38 | 0.40 | 0.39 | 6.67% |
| 20/09/02 | 0.37 | 0.40 | 0.38 | 6.76% |
| 23/09/02 | 0.37 | 0.39 | 0.38 | 5.41% |
| 24/09/02 | 0.37 | 0.39 | 0.38 | 5.41% |
| 25/09/02 | 0.36 | 0.39 | 0.38 | 7.59% |
| 26/09/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 27/09/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 30/09/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 1/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 2/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 3/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 4/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 7/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 8/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 9/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 10/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 11/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 14/10/02 | 0.36 | 0.39 | 0.37 | 9.86% |
| 15/10/02 | 0.36 | 0.39 | 0.37 | 9.15% |
| 16/10/02 | 0.36 | 0.39 | 0.37 | 8.45% |
| 17/10/02 | 0.35 | 0.38 | 0.36 | 6.76% |
| 18/10/02 | 0.35 | 0.37 | 0.36 | 4.66% |
| 21/10/02 | 0.35 | 0.39 | 0.37 | 10.79% |
| 22/10/02 | 0.35 | 0.38 | 0.36 | 9.35% |
| 23/10/02 | 0.35 | 0.37 | 0.36 | 6.89% |
| 24/10/02 | 0.35 | 0.37 | 0.36 | 4.67% |
| 25/10/02 | 0.36 | 0.38 | 0.37 | 4.90% |
| 28/10/02 | 0.36 | 0.38 | 0.37 | 4.17% |
| 29/10/02 | 0.36 | 0.38 | 0.37 | 4.86% |
| 30/10/02 | 0.36 | 0.38 | 0.37 | 5.41% |
| 31/10/02 | 0.36 | 0.38 | 0.37 | 5.26% |
| 1/11/02 | 0.36 | 0.38 | 0.37 | 4.68% |
| 4/11/02 | 0.37 | 0.38 | 0.38 | 2.70% |
| 5/11/02 | 0.36 | 0.38 | 0.37 | 7.75% |
| 6/11/02 | 0.35 | 0.39 | 0.37 | 11.59% |
| 10/11/02 | 0.35 | 0.39 | 0.37 | 10.71% |
| 11/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 12/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 13/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 14/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |
| 15/11/02 | 0.35 | 0.39 | 0.37 | 11.43% |

# 10. APPENDIX 1.

# COPIES OFTHEASSESSOR'S LICENSE AND INSURANCE POLICY, AND OF THE ASSESSOR EXPERTS' CERTIFICATES

# 9. SOURCES AND STATUTORY ACTS USED IN THIS REPORT

1. RF Civil Code. Parts I and II // Federal Law No. 15-FZ of 26.01.1996.
2. RF Federal Law No. 208-FZ *On Corporations* of 26.12.1995.
3. Federal Law No. 135-FZ *On the Assessment Activity in the RF* of July 29, 1998.
4. Federal Law No. 129-FZ *On Accounting* of 21.11.1996.
5. Order No. 10н, 03-6/пз of the RF Ministry of Finance and the Federal Securities Board Approval of the Procedure of Corporate Net Asset Valuation dated January 29, 2003.
6. International Valuation Standards (TIAVSC) of ISO. Vol. 1 – 4 // International Asset Valuation Standards Committee. Moscow, 1995.
7. Business Valuation: A Manual. Ed. by A. G. Griaznova, M. A. Fedotova. Finansy I statistika, Moscow, 1998. 512 pp.

# 8. VALUATION QUALITY REPRESENTATION

We the undersigned hereby represent that:

- *to our knowledge, the facts stated in this report are true and correct;*
- *the analysis made, opinions expressed, and findings obtained are valid exclusively within the assumptions and limitations stipulated in this report, and are our personal, unbiased, and professional analysis, opinions, and findings;*
- *we have neither current nor future interests in the property that is the subject of this report, nor have we any personal interest or prejudice in respect of any parties interested in the said property;*
- *our compensation is in no way related to presentation of a pre-determined value, or a trend in the valuation in favor of the customer, with a valuation amount, achievement of a pre-arranged result, or subsequent events that may occur as a result of use by the Customer or third parties of findings and conclusions contained in the report;*
- *the valuation task definition was not based on the requirements of a minimum price, a specified price, or approval of a loan;*
- *the valuation was completed, and the report was executed in compliance with the laws of the Russian Federation;*
- *the report makers are professionally educated in valuation of real estate, machines and equipment, intangible assets, business, and company restructuring;*
- *facts and data quoted in the report and forming the basis for the analysis, suggestions, and findings, were collected by us with the utmost use of our knowledge and skills, and we believe them to be reliable and free of factual mistakes.*

***Y. S. Zaitsev, MTech***

______________________

***Manager, Valuation Dept. , INFO-PARK Consulting Agency***

A copy of the Assessor's license and insurance policy, and the certificates of the assessor experts are presented in Appendix 1 to this Report.

For ordinary shares, the weighted average value of indicative prices is US$ 0.37. Furthermore, the weighted average prices of transactions with this kind of shares are US$0.37 for 360 days, US$0.36 for 270 days, US$0.37 for 180 days, and US$0.36 for 90 days. The highest number of such shares sold per day has been recorded for the 270-day period, therefore the market value of one ordinary share of OJSC North-West Telecom calculated on the basis of RTS data analysis was assumed to be **US$0.36** as of 15.09.2003.

For preferred shares, the weighted average value of indicative prices is US$ 0.21 to US$ 0.22. Furthermore, the weighted average prices of transactions with this kind of shares are US$0.21 for 360 days, US$0.21 for 270 days, US$0.22 for 180 days, and US$0.22 for 90 days. The highest number of such shares sold per day has been recorded for the 270-day period, therefore the market value of one preferred share of OJSC North-West Telecom calculated on the basis of RTS data analysis was assumed to be **US$0.21** as of 15.09.2003.

Table 10 contains the results of statistical processing of indicative prices for ordinary shares.

Table 11 contains the results of statistical processing of indicative prices for preferred shares

**Table 10. Results of statistical processing of indicative prices for ordinary shares**

| Parameter | Ordinary share indicative prices, US$ |
|---|---|
| **360 days** | |
| Min | 0.34 |
| Max | 0.44 |
| Average | 0.37 |
| Median | 0.37 |
| **270 days** | |
| Min | 0.34 |
| Max | 0.44 |
| Average | 0.37 |
| Median | 0.36 |
| **180 days** | |
| Min | 0.35 |
| Max | 0.44 |
| Average | 0.37 |
| Median | 0.37 |
| **90 days** | |
| Min | 0.35 |
| Max | 0.41 |
| Average | 0.37 |
| Median | 0.36 |

**Table 11. Results of statistical processing of indicative prices for preferred shares**

| Parameter | Preferred share indicative prices, US$ |
|---|---|
| **360 days** | |
| Min | 0.14 |
| Max | 0.25 |
| Average | 0.21 |
| Median | 0.21 |
| **270 days** | |
| Min | 0.14 |
| Max | 0.25 |
| Average | 0.22 |
| Median | 0.22 |
| **180 days** | |
| Min | 0.20 |
| Max | 0.25 |
| Average | 0.22 |
| Median | 0.22 |
| **90 days** | |
| Min | 0.21 |
| Max | 0.25 |
| Average | 0.22 |
| Median | 0.22 |

**Fig. 4. Indicative transaction prices for preferred shares of OJSC North-West Telecom in RTS**


0,25
0,225
0,2
0,175
0,15
Price, US Dollars
23.09.2002
02.10.2002
11.10.2002
22.10.2002
31.10.2002
12.11.2002
21.11.2002
02.12.2002
11.12.2002
23.12.2002
04.01.2003
15.01.2003
24.01.2003
04.02.2003
13.02.2003
25.02.2003
06.03.2003
18.03.2003
27.03.2003
07.04.2003
16.04.2003
25.04.2003
08.05.2003
20.05.2003
29.05.2003
09.06.2003
20.06.2003
30.06.2003
09.07.2003
18.07.2003
29.07.2003
07.08.2003
18.08.2003
27.08.2003
05.09.2003
Date
Demand
Offer
Average

**Fig. 3. Indicative transaction prices for ordinary shares of OJSC North-West Telecom in RTS**


0,45
0,43
0,40
0,38
0,35
0,33
0,30
Price, US Dollars
16.09.2002
30.09.2002
14.10.2002
28.10.2002
11.11.2002
25.11.2002
09.12.2002
23.12.2002
06.01.2003
20.01.2003
03.02.2003
17.02.2003
03.03.2003
17.03.2003
31.03.2003
14.04.2003
28.04.2003
12.05.2003
26.05.2003
09.06.2003
23.06.2003
07.07.2003
21.07.2003
04.08.2003
18.08.2003
01.09.2003
15.09.2003
Date
Demand
Offer
Average

**Table 9. Analysis of preferred share bid sizes**

| Preferred shares | | |
|---|---|---|
| Period | Bid size | Bid size per day, number of shares |
| | | |
| 360 days | 6 327 647 | 17576.8 |
| 270 days | 5 663 537 | 20976.1 |
| 180 days | 2 925 117 | 16250.7 |
| 90 days | 77 222 | 858.0 |

To assess the market value of the shares, we also applied a mechanism of calculation and subsequent analysis of indicative share prices, i.e. such calculated prices that might have been named on days when there were no transactions and that are assessed with regard to the transaction price-to-offer/demand price ratio on the days when there were transactions.

The results of indicative price calculation for ordinary shares are shown in Fig. 3, and for preferred shares, in Fig. 4.

CJSC INFO-PARK Consulting Agency
123557, Moscow, B. Tishinsky per., 8, house 2
☎ (095) 105-11-91 www.infopark.ru ✉ info@infopark.ru

**Table 7 Analysis of preferred share transactions**

| Preferred shares | | | |
|---|---|---|---|
| Parameter | Transactions/day | Total bid size/day, US$ | Weighted average transaction price/day, US$ |
| **360 days** | | | |
| MIN | 1.00 | 1549 | 0.18 |
| MAX | 7.00 | 275 824 | 0.23 |
| AVERAGE | 1.89 | 18 102 | 0.21 |
| MEDIAN | 1.00 | 9 750 | 0.21 |
| **270 days** | | | |
| MIN | 1.00 | 1549 | 0.18 |
| MAX | 7.00 | 275 824 | 0.23 |
| AVERAGE | 2.03 | 20 244 | 0.21 |
| MEDIAN | 1.00 | 10 650 | 0.21 |
| **180 days** | | | |
| MIN | 1.00 | 2 081 | 0.20 |
| MAX | 6.00 | 275 824 | 0.23 |
| AVERAGE | 2.25 | 27 409 | 0.22 |
| MEDIAN | 1.00 | 11 667 | 0.22 |
| **90 days** | | | |
| MIN | 1.00 | 2081.00 | 0.22 |
| MAX | 1.00 | 5563.00 | 0.22 |
| AVERAGE | 1.00 | 4249.75 | 0.22 |
| MEDIAN | 1.00 | 4677.50 | 0.22 |

**Table 8. Analysis of ordinary share bid sizes**

| **Ordinary shares** | | |
|---|---|---|
| Period | Bid size | Bid size per day, number of shares |
| | | |
| 360 days | 6 928 959 | 19247.1 |
| 270 days | 6 250 583 | 23150.3 |
| 180 days | 3 689 311 | 20496.2 |
| 90 days | 167 026 | 1855.8 |

| Preferred shares | | | | |
|---|---|---|---|---|
| Date | Transactions/day | Bid size, US$ | Weighted average price, US$ | Bid size, number of shares |
| 13.05.2003 | 1 | 2170 | 0.22 | 10000 |
| 15.05.2003 | 1 | 4330 | 0.22 | 20000 |
| 19.05.2003 | 5 | 54545 | 0.22 | 249091 |
| 21.05.2003 | 6 | 63587 | 0.22 | 284183 |
| 23.05.2003 | 5 | 20440 | 0.23 | 90000 |
| 27.05.2003 | 1 | 6750 | 0.23 | 30000 |
| 28.05.2003 | 1 | 12683 | 0.23 | 55142 |
| 30.05.2003 | 4 | 275824 | 0.23 | 1175301 |
| 02.06.2003 | 3 | 19515 | 0.23 | 83130 |
| 04.06.2003 | 1 | 43066 | 0.22 | 195754 |
| 16.06.2003 | 1 | 14027 | 0.22 | 63758 |
| 23.06.2003 | 1 | 2081 | 0.22 | 9458 |
| 25.06.2003 | 1 | 3917 | 0.22 | 17764 |
| 30.07.2003 | 1 | 5438 | 0.22 | 25000 |
| 28.08.2003 | 1 | 5563 | 0.22 | 25000 |

**Table 6. Analysis of ordinary share transactions**

| Ordinary shares | | | |
|---|---|---|---|
| Parameter | Transactions/day | Total bid size/day, US$ | Weighted average transaction price/day, US$ |
| **360 days** | | | |
| MIN | 1.00 | 1052 | 0.35 |
| MAX | 21.00 | 990 402 | 0.40 |
| AVERAGE | 1.95 | 32 171 | 0.37 |
| MEDIAN | 1.00 | 10 500 | 0.36 |
| **270 days** | | | |
| MIN | 1.00 | 1052 | 0.35 |
| MAX | 21.00 | 990 402 | 0.40 |
| AVERAGE | 2.25 | 43 325 | 0.36 |
| MEDIAN | 2.00 | 13 119 | 0.36 |
| **180 days** | | | |
| MIN | 1.00 | 1052 | 0.35 |
| MAX | 21.00 | 990 402 | 0.40 |
| AVERAGE | 2.54 | 56 471 | 0.36 |
| MEDIAN | 1.00 | 13 301 | 0.35 |
| **90 days** | | | |
| MIN | 1.00 | 1579 | 0.35 |
| MAX | 5.00 | 19 025 | 0.38 |
| AVERAGE | 2.17 | 10 321 | 0.37 |
| MEDIAN | 1.50 | 11 366 | 0.37 |

**Table 5. Preferred share transactions.**

| Preferred shares | | | | |
|---|---|---|---|---|
| Date | Transactions/day | Bid size, US$ | Weighted average price, US$ | Bid size, number of shares |
| 25.09.2002 | 1 | 5730 | 0.19 | 30000 |
| 30.09.2002 | 1 | 1920 | 0.19 | 10000 |
| 07.10.2002 | 1 | 3860 | 0.19 | 20000 |
| 14.10.2002 | 1 | 9750 | 0.20 | 50000 |
| 15.10.2002 | 1 | 8925 | 0.18 | 50000 |
| 17.10.2002 | 3 | 19469 | 0.18 | 105442 |
| 21.10.2002 | 2 | 9474 | 0.18 | 52635 |
| 23.10.2002 | 1 | 5490 | 0.18 | 30000 |
| 28.10.2002 | 1 | 9250 | 0.19 | 50000 |
| 05.11.2002 | 1 | 9350 | 0.19 | 50000 |
| 13.11.2002 | 1 | 2768 | 0.18 | 15000 |
| 15.11.2002 | 1 | 9250 | 0.19 | 50000 |
| 19.11.2002 | 2 | 18441 | 0.18 | 101033 |
| 21.11.2002 | 1 | 9100 | 0.18 | 50000 |
| 25.11.2002 | 3 | 8620 | 0.18 | 47006 |
| 26.11.2002 | 5 | 19069 | 0.18 | 104919 |
| 28.11.2002 | 7 | 56447 | 0.19 | 292100 |
| 29.11.2002 | 3 | 17910 | 0.20 | 90000 |
| 03.12.2002 | 1 | 2045 | 0.20 | 10224 |
| 04.12.2002 | 1 | 4000 | 0.20 | 20000 |
| 11.12.2002 | 1 | 3940 | 0.20 | 20000 |
| 18.12.2002 | 1 | 9875 | 0.20 | 50000 |
| 19.12.2002 | 1 | 3940 | 0.20 | 20000 |
| 20.12.2002 | 1 | 1549 | 0.19 | 8112 |
| 25.12.2002 | 2 | 19500 | 0.20 | 100000 |
| 27.12.2002 | 2 | 19600 | 0.20 | 100000 |
| 10.01.2003 | 3 | 24430 | 0.21 | 116728 |
| 14.01.2003 | 1 | 6375 | 0.21 | 30000 |
| 15.01.2003 | 1 | 2080 | 0.21 | 10000 |
| 16.01.2003 | 2 | 13873 | 0.21 | 65000 |
| 24.01.2003 | 1 | 21700 | 0.22 | 100000 |
| 27.01.2003 | 2 | 12245 | 0.21 | 58000 |
| 28.01.2003 | 1 | 8440 | 0.21 | 40000 |
| 31.01.2003 | 1 | 10500 | 0.21 | 50000 |
| 07.02.2003 | 1 | 7455 | 0.21 | 35000 |
| 13.02.2003 | 1 | 2150 | 0.22 | 10000 |
| 17.02.2003 | 1 | 10750 | 0.22 | 50000 |
| 18.02.2003 | 2 | 12328 | 0.21 | 57563 |
| 19.02.2003 | 1 | 10850 | 0.22 | 50000 |
| 20.02.2003 | 1 | 5035 | 0.21 | 23450 |
| 26.02.2003 | 1 | 10900 | 0.22 | 50000 |
| 27.02.2003 | 4 | 32113 | 0.22 | 149221 |
| 28.02.2003 | 2 | 9700 | 0.22 | 45000 |
| 03.03.2003 | 1 | 6495 | 0.22 | 30000 |
| 06.03.2003 | 2 | 15570 | 0.23 | 69100 |
| 07.03.2003 | 3 | 118347 | 0.23 | 522747 |
| 12.03.2003 | 1 | 4561 | 0.23 | 20050 |
| 17.03.2003 | 1 | 31284 | 0.22 | 142200 |
| 18.03.2003 | 2 | 4405 | 0.22 | 20000 |
| 19.03.2003 | 2 | 5940 | 0.22 | 27000 |
| 20.03.2003 | 4 | 23069 | 0.22 | 105000 |
| 26.03.2003 | 6 | 15107 | 0.21 | 71725 |
| 03.04.2003 | 3 | 14520 | 0.21 | 70000 |
| 07.04.2003 | 2 | 10408 | 0.21 | 50000 |
| 15.04.2003 | 1 | 10200 | 0.20 | 50000 |
| 18.04.2003 | 1 | 8260 | 0.21 | 40000 |
| 22.04.2003 | 3 | 20104 | 0.21 | 97008 |
| 30.04.2003 | 1 | 10650 | 0.21 | 50000 |
| 06.05.2003 | 1 | 4846 | 0.21 | 22803 |
| 12.05.2003 | 3 | 29775 | 0.21 | 140000 |

| Ordinary shares | | | | |
|---|---|---|---|---|
| Date | Transactions/day | Bid size, US$ | Weighted average price, US$ | Bid size, number of shares |
| 28.11.2002 | 2 | 19300 | 0.39 | 50000 |
| 29.11.2002 | 2 | 31200 | 0.39 | 80000 |
| 10.12.2002 | 1 | 7800 | 0.39 | 20000 |
| 16.12.2002 | 1 | 7800 | 0.39 | 20000 |
| 18.12.2002 | 2 | 15550 | 0.39 | 40000 |
| 19.12.2002 | 1 | 7700 | 0.39 | 20000 |
| 23.12.2002 | 1 | 1383 | 0.35 | 3930 |
| 25.12.2002 | 1 | 7700 | 0.39 | 20000 |
| 27.12.2002 | 2 | 30800 | 0.39 | 80000 |
| 09.01.2003 | 1 | 13300 | 0.38 | 35000 |
| 10.01.2003 | 1 | 11460 | 0.38 | 30000 |
| 16.01.2003 | 1 | 7600 | 0.38 | 20000 |
| 23.01.2003 | 2 | 18111 | 0.37 | 48633 |
| 24.01.2003 | 1 | 18125 | 0.36 | 50000 |
| 27.01.2003 | 2 | 7150 | 0.36 | 20000 |
| 28.01.2003 | 1 | 10800 | 0.36 | 30000 |
| 29.01.2003 | 2 | 12338 | 0.36 | 34656 |
| 10.02.2003 | 2 | 7005 | 0.35 | 20000 |
| 11.02.2003 | 2 | 12420 | 0.35 | 36000 |
| 17.02.2003 | 1 | 10500 | 0.35 | 30000 |
| 18.02.2003 | 1 | 10530 | 0.35 | 30000 |
| 20.02.2003 | 1 | 10500 | 0.35 | 30000 |
| 27.02.2003 | 4 | 69365 | 0.35 | 200000 |
| 28.02.2003 | 1 | 10410 | 0.35 | 30000 |
| 03.03.2003 | 2 | 49000 | 0.35 | 140000 |
| 05.03.2003 | 3 | 88100 | 0.35 | 250000 |
| 06.03.2003 | 11 | 294320 | 0.35 | 830000 |
| 07.03.2003 | 2 | 41006 | 0.36 | 113989 |
| 11.03.2003 | 1 | 36250 | 0.36 | 100000 |
| 12.03.2003 | 3 | 54442 | 0.36 | 151227 |
| 13.03.2003 | 2 | 28825 | 0.36 | 80000 |
| 14.03.2003 | 2 | 18235 | 0.36 | 50000 |
| 17.03.2003 | 1 | 17925 | 0.36 | 50000 |
| 18.03.2003 | 2 | 9427 | 0.36 | 26349 |
| 19.03.2003 | 2 | 7630 | 0.36 | 21488 |
| 24.03.2003 | 2 | 7065 | 0.35 | 20000 |
| 25.03.2003 | 3 | 25359 | 0.35 | 71806 |
| 26.03.2003 | 1 | 6146 | 0.35 | 17460 |
| 27.03.2003 | 2 | 36370 | 0.35 | 103049 |
| 28.03.2003 | 1 | 3520 | 0.35 | 10000 |
| 31.03.2003 | 4 | 51950 | 0.35 | 148076 |
| 01.04.2003 | 1 | 1052 | 0.35 | 3000 |
| 08.04.2003 | 1 | 70300 | 0.35 | 200000 |
| 16.04.2003 | 2 | 37005 | 0.35 | 105 000 |
| 17.04.2003 | 4 | 64825 | 0.35 | 183901 |
| 18.04.2003 | 1 | 7060 | 0.35 | 20000 |
| 21.04.2003 | 1 | 4082 | 0.35 | 11614 |
| 23.04.2003 | 21 | 990402 | 0.40 | 2464892 |
| 21.05.2003 | 1 | 7300 | 0.37 | 20000 |
| 26.05.2003 | 1 | 8681 | 0.37 | 23400 |
| 30.05.2003 | 1 | 18650 | 0.37 | 50000 |
| 02.06.2003 | 2 | 17252 | 0.37 | 46045 |
| 09.06.2003 | 2 | 24698 | 0.38 | 64744 |
| 16.06.2003 | 1 | 11475 | 0.38 | 30000 |
| 17.06.2003 | 1 | 13119 | 0.38 | 34298 |
| 21.06.2003 | 2 | 15081 | 0.38 | 40000 |
| 23.06.2003 | 1 | 1579 | 0.38 | 4200 |
| 15.07.2003 | 1 | 9250 | 0.37 | 25000 |
| 19.08.2003 | 1 | 3510 | 0.35 | 10000 |
| 02.09.2003 | 3 | 13482 | 0.36 | 37826 |
| 03.09.2003 | 5 | 19025 | 0.38 | 50000 |

Table 3. Discount of average values of preferred share quotations against average values of ordinary share quotations

| Parameter | Discount |
|---|---|
| **360 days** | |
| MIN | -48.17% |
| MAX | -39.56% |
| AVERAGE | -42.46% |
| MEDIAN | -41.88% |
| **270 days** | |
| MIN | -43.31% |
| MAX | -39.56% |
| AVERAGE | -40.13% |
| MEDIAN | -40.24% |
| **180 days** | |
| MIN | -41.13% |
| MAX | -39.56% |
| AVERAGE | -39.74% |
| MEDIAN | -40.04% |
| **90 days** | |
| MIN | -39.13% |
| MAX | -39.56% |
| AVERAGE | -39.02% |
| MEDIAN | -38.58% |

Table 4 contains data on transactions with the Company's ordinary shares over the period in question.

Table 5 contains data on transactions with the Company's preferred shares over the period in question.

Tables 6 through 9 contain the results of statistical data analysis on the transactions.

**Table 4. Ordinary share transactions.**

| Ordinary shares | | | | |
|---|---|---|---|---|
| Date | Transactions/day | Bid size, US$ | Weighted average price, US$ | Bid size, number of shares |
| 25.09.2002 | 1 | 7800 | 0.39 | 20000 |
| 26.09.2002 | 1 | 9750 | 0.39 | 25000 |
| 27.09.2002 | 1 | 7800 | 0.39 | 20000 |
| 30.09.2002 | 1 | 1950 | 0.39 | 5000 |
| 07.10.2002 | 1 | 3900 | 0.39 | 10000 |
| 11.10.2002 | 2 | 7800 | 0.39 | 20000 |
| 14.10.2002 | 1 | 1950 | 0.39 | 5000 |
| 15.10.2002 | 1 | 1925 | 0.39 | 5000 |
| 17.10.2002 | 4 | 8622 | 0.35 | 24700 |
| 22.10.2002 | 1 | 3550 | 0.36 | 10000 |
| 24.10.2002 | 1 | 28400 | 0.36 | 80000 |
| 28.10.2002 | 1 | 3600 | 0.36 | 10000 |
| 29.10.2002 | 2 | 25504 | 0.36 | 70731 |
| 31.10.2002 | 1 | 3650 | 0.37 | 10000 |
| 05.11.2002 | 1 | 6640 | 0.37 | 17945 |
| 13.11.2002 | 1 | 3700 | 0.37 | 10000 |
| 15.11.2002 | 1 | 7440 | 0.37 | 20000 |
| 21.11.2002 | 1 | 7480 | 0.37 | 20000 |
| 22.11.2002 | 1 | 3740 | 0.37 | 10000 |
| 26.11.2002 | 1 | 9363 | 0.37 | 25000 |
| 27.11.2002 | 2 | 11220 | 0.37 | 30000 |

Tables 1 to 3 contain the results of statistical processing of quotation data for the Company's ordinary and preferred shares for periods of 36o days, 270 days, 180 days, and 90 days till 15.09.2003 inclusive.

**Table 1. Ordinary share quotation analysis**

| Parameter | Ordinary share price, US$ | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demand price | Offer price | Average price | |
| **360 days** | | | | |
| MIN | 0.34 | 0.35 | 0.35 | 2.72% |
| MAX | 0.41 | 0.41 | 0.41 | 1.11% |
| AVERAGE | 0.36 | 0.37 | 0.37 | 4.16% |
| MEDIAN | 0.36 | 0.38 | 0.37 | 6.34% |
| **270 days** | | | | |
| MIN | 0.34 | 0.35 | 0.35 | 2.72% |
| MAX | 0.41 | 0.41 | 0.41 | 1.11% |
| AVERAGE | 0.36 | 0.37 | 0.36 | 2.76% |
| MEDIAN | 0.35 | 0.37 | 0.36 | 4.24% |
| **180 days** | | | | |
| MIN | 0.35 | 0.35 | 0.35 | 0.72% |
| MAX | 0.41 | 0.41 | 0.41 | 1.11% |
| AVERAGE | 0.36 | 0.37 | 0.37 | 2.43% |
| MEDIAN | 0.36 | 0.37 | 0.37 | 5.28% |
| **90 days** | | | | |
| MIN | 0.35 | 0.35 | 0.35 | 0.72% |
| MAX | 0.41 | 0.41 | 0.41 | 1.11% |
| AVERAGE | 0.36 | 0.37 | 0.37 | 1.63% |
| MEDIAN | 0.36 | 0.36 | 0.36 | 1.76% |

**Table 2. Preferrred share quotation analysis**

| Parameter | Ordinary share price, US$ | | | Offer/demand deviation |
|---|---|---|---|---|
| | Demand price | Offer price | Average price | |
| **360 days** | | | | |
| MIN | 0.18 | 0.18 | 0.18 | 4.70% |
| MAX | 0.24 | 0.25 | 0.25 | 2.78% |
| AVERAGE | 0.21 | 0.22 | 0.21 | 4.76% |
| MEDIAN | 0.21 | 0.22 | 0.21 | 2.72% |
| **270 days** | | | | |
| MIN | 0.19 | 0.20 | 0.20 | 3.84% |
| MAX | 0.24 | 0.25 | 0.25 | 2.78% |
| AVERAGE | 0.21 | 0.22 | 0.22 | 4.07% |
| MEDIAN | 0.21 | 0.22 | 0.22 | 3.62% |
| **180 days** | | | | |
| MIN | 0.20 | 0.21 | 0.21 | 1.72% |
| MAX | 0.24 | 0.25 | 0.25 | 2.78% |
| AVERAGE | 0.22 | 0.22 | 0.22 | 4.03% |
| MEDIAN | 0.21 | 0.22 | 0.22 | 5.12% |
| **90 days** | | | | |
| MIN | 0.21 | 0.21 | 0.21 | 1.78% |
| MAX | 0.24 | 0.25 | 0.25 | 2.78% |
| AVERAGE | 0.22 | 0.23 | 0.22 | 4.49% |
| MEDIAN | 0.22 | 0.23 | 0.22 | 6.85% |

**Fig. 2. Demand and offer prices for preferred shares of OJSC North-West Telecom in RTS**


Price, US Dollars
0,25
0,23
0,20
0,18
0,15
13.09.2002
27.09.2002
11.10.2002
25.10.2002
08.11.2002
22.11.2002
06.12.2002
20.12.2002
03.01.2003
17.01.2003
31.01.2003
14.02.2003
28.02.2003
14.03.2003
28.03.2003
11.04.2003
25.04.2003
09.05.2003
23.05.2003
06.06.2003
20.06.2003
04.07.2003
18.07.2003
01.08.2003
15.08.2003
29.08.2003
12.09.2003
Date
Demand price
Offer price
Average price

**Fig. 1. Demand and offer prices for ordinary shares of OJSC North-West Telecom in RTS**


0,43
0,40
0,38
0,35
0,33
0,30
Price, US Dollars
16.09.2002
30.09.2002
14.10.2002
28.10.2002
11.11.2002
25.11.2002
09.12.2002
23.12.2002
06.01.2003
20.01.2003
03.02.2003
17.02.2003
03.03.2003
17.03.2003
31.03.2003
14.04.2003
28.04.2003
12.05.2003
26.05.2003
09.06.2003
23.06.2003
07.07.2003
21.07.2003
04.08.2003
18.08.2003
01.09.2003
15.09.2003
Date
Demand price
Offer price
Average price

# 7. ASSESSMENT OF THE MARKET VALUE OF ORDINARY AND PREFERRED SHARES BASED ON RTS DATA

We have analyzed the quotations of ordinary and preferred shares of OJSC North-West Telecom in RTS for the last 12 months from 16.09.2002 till 15.09.2003 inclusive.

The table of quotations is presented in Appendix 2. The same data in a graphic format are presented in Fig.1 and Fig. 2.

| Cost approach | Comparative approach | Proceeds approach |
|---|---|---|
| Assets accumulation method<br><br><br>Liquidation value assessment (for bankrupt companies) | Capital market method<br>Transactions method<br>Industry factor method:<br>- price to profit ratio<br>- price to cash flow ratio<br>- price to profit before tax ratio<br>- price to cash flow before tax ratio<br>- capital market value to profit before depreciation, interest, and tax | Deferred proceeds discounting method<br><br>Proceeds capitalization method |

### 6.2. Agreement of Valuation Results Obtained by Different Methods

Where more than one method are used for valuation, the assessment results obtained by different approaches should be agreed. To do this, stronger and weaker points of each approach should be analyzed insofar as they materially affect the assessment result. With regard to such analysis results, weight factors are assigned, which help to consider the valuations obtained with each approach in the final result of the object valuation.

### 6.3. Selection of Approaches to Share Market Value Assessment

Ordinary and preferred shares of OJSC North-West Telecom are traded in the Russian Trade System (RTS), with the share quotations published on the Internet and in public periodicals regularly/daily. Apart from such quotations, share purchase and sale transactions are made regularly enough, with information on the transaction prices also published on the Internet and in public periodicals on a regular basis. Besides, information on the company, which is a large issuer, is analyzed by investment companies' specialists who provide regular information on the stock price, and their recommendations, to securities market players. Therefore in our opinion, the most correct approach to assessment of the market value of OJSC North-West Telecom shares for the purpose of their redemption from shareholders by the company might be the comparative approach, which in this case should be applied by analyzing the quotations and the prices of transactions with the shares.

**CJSC INFO-PARK Consulting Agency**
123557, Moscow, B. Tishinsky per., 8, house 2
☎ (095) 105-11-91 www.infopark.ru ✉ info@infopark.ru

# 6. ASSESSMENT METHOD SELECTION

## 6.1. Methodical Approaches to Share Valuation

There are three known approaches to property valuation, i.e. the cost approach, the comparative approach, and the proceeds approach. The valuation standards required for use by assessors and approved by Resolution No. 519 of the Russian Federation Government of 6.07.2001 give the following definitions of the valuation approach terms:

- cost approach: a totality of valuation methods for the object to be assessed based on assessment of costs required to restore or replace the assessed object with regard to its wear;
- comparative approach: a totality of valuation methods for the object to be assessed based on comparison of the assessed object to similar objects, for which information is available as to their transaction prices;
- proceeds approach: a totality of valuation methods for the object to be assessed based on assessment of expected proceeds from the assessed object.

As applied to valuation of business and shares, the above approaches may be described as follows.

**The cost approach** consists in valuating all the assets of the Company (buildings, structures, machines, equipment, supplies, accounts receivable, financial investments, etc. ) at their market value. Next, the value of the Company's liabilities is deducted from the sum obtained. The final amount is the market value of the Company's equity. The calculation uses the data of the Company's balance sheet as of the date of valuation (or as of the latest date). The balance sheet accounts are corrected. A serious drawback of this approach is that it does not consider the actual efficiency rate and development prospects of the business.

**The proceeds approach** is a procedure of valuation based on the condition of the business' value relation to the current value of deferred net proceeds to be yielded by this business. The sum of deferred proceeds corrected for the current period serves as a reference of how much a potential investor would be willing to pay for the assessed Company (holding of shares). The difficulty of application of this approach is in the biased nature of forecasts of receipts and expenditures expected in the operation of the business in question.

**The comparative approach** is based on market information and considers the actions of the potential Seller and Buyer having knowledge of the actual level of demand and offer prices and prices of transactions with the securities in question. Given a sufficiently developed market, transaction prices are direct indicators of the market value of shares at the current time. For a less developed market, the market value of shares is found by mathematical processing of statistical data on demand, offer, and transaction prices for a sufficiently large elapsed interval of time.

Remaining within the framework of one or another approach, professional assessors may use one or several valuation methods. The purpose of use of more than one method is to achieve the maximum justification and clearness of the findings of the valuation report. All the approaches and methods of share valuation are shown below in a visual form.

# 5. ASSESSMENT PURPOSE AND INTENTION

The purpose and intention of the assessment are determined by the requirements of Federal Law No. 208-FZ *On Corporations* as quoted below.

Paragraphs 1 and 3 of Article 75 of the said Law provide as follows:

"1. Holders of voting shares may demand redemption by the Company of some or all of the shares owned thereby in cases of:

- restructuring of the company, or settlement of a large transaction that has to be approved by a general meeting of shareholders in compliance with paragraph 2 of Article 79 of this Federal Law, if such holders voted against the resolution on the restructuring or against the approval of such transaction, or did not participate in the voting of these items;
- amendments or revisions made in the charter of the company, or approval of a new version of the charter of the company, where any of these restrict their rights, if they voted against the appropriate resolution or did not participate in the voting."

"3. The Company shall redeem shares at a price to be set by the Board of Directors (Supervisory Board) of the company, but not lower than their market price to be assessed by an independent assessor disregarding its variation as a result of the company's actions entailing accrual of the right to demand share assessment and redemption."

Article 77 of the said Law contains provisions on the assessment of the market price of property, namely:

"1. Where under this Federal Law the price (monetary value) of property, and the price of placement or the price of redemption of issued securities of a company are set by resolution of its Board of Directors (Supervisory Board), they should be set on the basis of their market price.

2. An independent assessor may be employed to valuate the market price of property.

Employment of an independent assessor is mandatory in setting the price of redemption from shareholders of shares owned thereby as per Article 76 of this Federal Law, and in other cases provided by this Federal Law.

Setting the price of placement of securities whose purchase price or demand price and offer price are regularly published in the press, does not require employment of an independent assessor, while to assess the market value of such securities, the said purchase price or demand price and offer price shall be taken into account."

From our point of view, it is worth noting the provision of paragraph 2 of the above article of the Law indicating that, for setting the price of placement of securities whose purchase price or demand price and offer price are regularly published in the press, the said purchase price or demand price and offer price shall be taken into account in assessing the market value of such securities. This provision will be taken into account in the selection of approaches to valuation of shares of OJSC North-West Telecom.

Therefore, the purpose of this effort is to assess the market value of one registered non-documentary ordinary share (hereafter "one ordinary share") and one registered non-documentary preferred share (hereafter "one preferred share") of OJSC North-West Telecom for share redemption from shareholders as per Article 75 of Federal Law No. 208-FZ *On Corporations*.

# 4. MARKET VALUE: THE TERM AND ITS DEFINITION

In compliance with Federal Law No. 135-FZ *On the Assessment Activity in the Russian Federation* of July 29, 1998, the market value of an object to be assessed is understood as the most probable price, at which this assessed object may be sold on a free market subject to competition, when the parties to such transaction act reasonably and possessing all necessary information, and the price of the transaction is not affected by any extraordinary circumstances, i.e. when

- *one party to the transaction is not obliged to purchase the assessed object, while the other party is not obliged to accept execution;*
- *the parties to the transaction are well aware of the subject of the transaction and act in their own interest;*
- *the assessed object is presented on the free market by a public offer typical for similar assessed objects;*
- *the price of the transaction is a reasonable compensation for the assessed object, without any coercion from anybody in respect of the parties to the transaction to enter into such transaction;*
- *the payment for the assessed object is settled in cash.*

# 3. LIMITATIONS AND ASSUMPTIONS

In the preparation of this Report, the Assessor assumed reliability of the submitted documents.

This report was prepared on the basis of the following assumptions and limitations:

- *no legal assessment of the right of ownership was made. The rights of ownership are considered to be free of any claims or encumbrance. The assessor is not responsible for any circumstances of a legal nature related to the assessed objects;*
- *certain parts of this Report may not be interpreted separately, but always as a whole;*
- *this report may only be used for the purpose stated therein;*
- *all the calculations, findings, and corollaries were made by the Assessor on the basis of reliable information from public access sources; nevertheless, the Assessor cannot guarantee their absolute accuracy, therefore the information sources are referred to wherever possible;*
- *the Customer shall indemnify the Assessor in advance against any and all costs and liabilities arising from claims of third persons resulting from legal use of any results of this study;*
- *this assessment assumed no implicit factors affecting the value of the assessed property. The Assessor shall not be responsible for identification of such factors, or their analysis if found to be existing;*
- *the Assessor will not be required to appear before the court, or to otherwise witness in relation to this research other than on the basis of a separate agreement with the Customer, or of a formal summons;*
- *the opinion on any values contained in this Report relates to the assessed objects in general;*
- *the Assessor's opinion on the value of the objects is only valid as of the date of the valuation. The Assessor assumes no responsibility for any changes of social, economic, legal, physical, natural, or other factors, or changes in the local or federal law that may take place after the said date and affect any market factors thus affecting the market value of the objects;*
- *the report presents a professional opinion of the Assessor as to the value of the assessed objects and offers no guarantee that they would be marketed at the price specified in this valuation report.*

## 2. EXPERT OPINION

The market value of one registered non-documentary ordinary share of OJSC North-West Telecom as of September 15, 2003 is

**US$0.36 (thirty-six hundredths).**

For the RF Central Bank exchange rate of RUR30.6590 / US$ as of 15.09.2003, this value amounts to

**RUR11.04 (eleven and four hundredths)**

The market value of one registered non-documentary preferred share of OJSC North-West Telecom as of September 15, 2003 is

**US$0.21 (twenty-one hundredths).**

For the RF Central Bank exchange rate of RUR30.6590 / US$ as of 15.09.2003, this value amounts to

**RUR6.44 (six and forty-four hundredths)**

This assessment was made in compliance with Federal Law No. 135-FZ *On the Assessment Activity* of July 29, 1998.

The assessment used the valuation standards required for use by persons subject to assessment activity and approved by Resolution No. 519 of the Russian Federation Government of 6.07.2001, the system of regulatory documents of the Russian Assessors' Society, and the international assessment standards of the International Valuation Standards Committee (IVSC).

As per para. 20 of the Valuation Standards required for use by persons subject to assessment activity and approved by Resolution No. 519 of the Russian Federation Government of 6.07.2001, the final value of the assessed object stated in an assessment report prepared in the procedure and on the basis of requirements set forth in the Federal Law on the Assessment Activity in the Russian Federation and in the valuation standards and regulatory documents of an authorized body supervising the assessment business in the Russian Federation may be recognized as recommended for the purposes of a transaction involving the assessed object, if the period from the date of issue of such assessment report till the date of such transaction involving the assessed object or till the date of presentation of an appropriate public offer does not exceed 6 months.

General Manager,
CJSC INFO-PARK Consulting Agency __________________ O. G. Orlov

Valuation Department Manager,
CJSC INFO-PARK Consulting Agency __________________ Y. S. Zaitsev, MTech

# 1. ASSESSEMENT TARGET DEFINITION

| | |
|---|---|
| ***Object to be assessed:*** | One registered non-documentary ordinary share and one registered non-documentary preferred share of OJSC North-West Telecom |
| ***Object location:*** | 191186, St. Petersburg, ul. Gorokhovaya 14/26 (ul. Bolshaya Morskaya 26) |
| ***Assessment purpose:*** | To find the market value |
| ***Assessment intention:*** | Possible buy-out of shares by OJSC North-West Telecom by request of shareholders |
| ***Assessment object valuation date:*** | September 15, 2003 |
| ***Report issue date:*** | September 30, 2003 |
| ***Assessment basis:*** | Agreement No. 070/09 of September 10, 2003 between CJSC INFO-PARK Consulting Agency and Renessans-Kapital Financial Consultant Co. Ltd. |
| ***License for assessment activity:*** | License No. 000269 issued by the Russian Federation Ministry of Property Relations on 27.08.2001 to be valid until 27.08.2004 |
| ***Assessor*** | CJSC INFO-PARK Consulting Agency<br>Taxpayer No. 7733055564<br>Address: 123557 Moscow, Bolshoy Tishinsky per. 8, Bldg. 2<br>Settlement Account: 40702810400000107913 at the Presnenskoye Division of AO ACB BIN, Moscow, Sredny Tishinsky per. 28/1<br>Corr. Account 30101810200000000205 |
| ***Assessor liability insurance:*** | Insurance policy for RUR 1,000,000.<br>LO 12030 No. 0396739, valid until November 29, 2003, issued by the Spasskiye Vorota Insurance Group. |

# CONTENTS

Инфо·Парк
консультационная группа

123557, Moscow, B. Tishinsky per., 8, house 2
☎(095) 105-11-91 www.infopark.ru ✉info@infopark.ru

# REPORT NO. 253

## ON THE ASSESSMENT OF THE MARKET VALUE OF ONE REGISTERED NON-DOCUMENTARY ORDINARY SHARE AND ONE REGISTERED NON-DOCUMENTARY PREFERRED SHARE OF OJSC NORTH-WEST TELECOM

**Customer: Renessans-Kapital – Financial Consultant Co. Ltd.**

**Assessor: CJSC INFO-PARK Consulting Agency**

**AS OF September 15, 2003**

Moscow, 2003

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No. 15-03**

(meeting with attendance of participants) the city of Saint Petersburg 23 June 2003

*ATTENDING PERSONS:*

**Chairperson:**

| | |
|---|---|
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |
| Members of the Board of Directors: | |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Benjamin Stefan David Vilkening | - Managing director, "AIG - Brunswick Capital Management" Company |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Irina Mikhailovna Ragozina | - Director, Department of corporate management, OJSC Svyazinvest |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| Alexandr Abramovich Sysoyev | - General Manager, OJSC North-West Telecom |
| *Participants by correspondence:* | |
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |

**DECISION:**

**8.1. Participation of the Company in the Association of Telecommunication Operators of the North-Western Region of RF shall be considered inadvisable due to the reorganization of the telecommunication companies of the North-Western region of RF in the form of affiliation with OJSC North-West Telecom and possible merger of the second participant of the Association with OJSC North-West Telecom.**

**8.2. Termination of the Company's participation in the Association of Telecommunication Operators of the North-Western Region of RF shall be preliminarily approved.**

**8.3. The issue of "Termination of the Company's participation in the Association of Telecommunication Operators of the North-Western Region of RF" shall be included in the agenda of the general meeting of the shareholders.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY.*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

2. Appropriate changes in and amendments to the Charter of the Company shall be made.

Voting Results:

| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote this item of the Agenda |
|---|---|---|
| **Yea** | **570 485 241** | **99.20** |
| **Nay** | **251 151** | **0.04** |
| **Abstained** | **359 772** | **0.06** |

3. Terminate the Company's membership in the Association of Telecommunication Operators of the RF North-Western Region

Voting Results:

| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote this item of the Agenda |
|---|---|---|
| **Yea** | **570 918 071** | **99.28** |
| **Nay** | **868 957** | **0.15** |
| **Abstained** | **2 460 872** | **0.43** |

The functions of the Meeting's counting panel were performed by the Company's Registrar, i.e. CJSC Registrator-Sviaz registered at 107078, Moscow, ul. Kalanchevskaya 15a. Authorized representative of CJSC Registrator-Sviaz: Ivan Vladimirovich Maximov (Power of Attorney No. 45 of 05.04.04).

Chairperson of the Meeting S. I. Kuznetsov

Head Secretary N. G. Bredkov

**REPORT ON THE REULTS OF VOTING**
**at the Extraordinary General Meeting of Shareholders of the Company on April 15, 2004**

| | |
|---|---|
| Full name of the Company | North-West Telecom Open Joint-Stock Company |
| Location of the Company | St. Petersburg, Russia |
| Mail address of the Company | 191186 St. Petersburg, ul. Bolshaya Morskaya 26 |
| Type and form of the general meeting | Extraordinary general meeting of shareholders in the form of a meeting (joint attendance of shareholders |
| Place of the Meeting | April 15, 2004 |
| Time of the Meeting: | Russia, St. Petersburg, Sinopskaya Naberezhnaya 14 |

Agenda of the Meeting:

1. Restructuring of the North-West Telecom Open Joint-Stock Company in the form of takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company. Approval of the Agreement on the Takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company.

2. Definition of the number, denomination, and category (type) of declared shares of OJSC N.W.Telecom, the rights conferred by such shares, and appropriate changes in and amendments to the Charter of the Company.

3. Termination of the Company's membership in the Association of Telecommunication Operators of the RF North-Western Region.

the list of persons authorized to participate in the Meeting was prepared on the basis of data of the Company's Registered Securities Holders Register as of February 27, 2004. As of the date of issue of the list of persons authorized to participate in the extraordinary general meeting of OJSC North-West Telecom shareholders, the company has placed 735 917 222 ordinary shares and 202 022 788 preferred shares; of these, 0 shares have been purchased (bought out) by the Company.

The first item of the agenda of the extraordinary general meeting of shareholders may be voted by shareholders owning ordinary and preferred shares of OJSC North-West Telecom, and the second and third items, by shareholders owning ordinary shares of OJSC North-West Telecom.

The shareholders and their authorized representatives who participated in the extraordinary general meeting of shareholders in relation to Item 1 of the Agenda jointly own 645 953 859 votes, which makes 68.87% of the total number of votes of placed OJSC North-West Telecom shares that may vote this item of the Agenda.

The shareholders and their authorized representatives who participated in the extraordinary general meeting of shareholders in relation to Items 2 and 3 of the Agenda jointly own 575 059 933 votes, which makes 78.14% of the total number of votes of placed OJSC North-West Telecom shares that may vote this item of the Agenda.

Therefore, a quorum for resolutions on the first, second, and third items of the agenda of the extraordinary General Meeting of Shareholders of OJSC North-West Telecom is provided.

**The Meeting of the Shareholders decided to:**

1. Restructure the North-West Telecom Open Joint-Stock Company in the form of takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company.

Approve the Agreement on Takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company.

Voting Results:

| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote this item of the Agenda |
|---|---|---|
| **Yea** | **643 016 620** | **99.55** |
| **Nay** | **794 417** | **0.12** |
| **Abstained** | **743 580** | **0.12** |

2. 1. Define that:

The Company may, in addition to the placed ordinary shares, place 145 134 309 (one hundred forty-five million one hundred thirty-five thousand three hundred and nine) non-documentary ordinary registered shares (declared shares). the denomination of each declared ordinary share is 1 (one) ruble.

The Company may, in addition to the placed type a preferred shares, place 48 379 035 (forty-eight million three hundred seventy-nine thousand and thirty-five) non-documentary type a preferred registered shares (declared shares). the denomination of each declared type a preferred share is 1 (one) ruble.

The said declared shares, when placed, shall have all the rights as provided in clauses 7 and 8 of the Charter for the Company's shares of the respective category (type).

## Contributions to the Debate on Item 1 of the Agenda

- **Vladimir N. Alexeyev,** Shareholder.

I would like to thank the PTN Management for the restoration of that good tradition of care for shareholders, offering them to have a snack and a cup of tea, which gets us shareholders in a cheerful mood, and improves fitness for work. This is a good practice initiated by Valery Yashin in the earliest Nineties.

Prior to the meeting, I looked through the balance sheet and profit and loss statement of OJSC Lensviaz. I was confused reading what was given to me. Both the "Profit" and "Losses" columns are filled in, with the "Losses" presented in brackets. No one explained to me what this could mean. More than that, I think this is clear to no one except OJSC Lensviaz. Either the "Profit" column or the "Losses" column should be filled in. Why, there's no other way to do it. I have a University diploma of a mathematician, and I can't take it in, either. As to OJSC Sviaz of Komi, I personally wasn't given their report. My second comment is this. Currently, the NWT Management do not have a decisive holding for certain decisions, while after the restructuring, that is plus OJSC Lensviaz plus OJSC Sviaz of Komi, it is the OJSC NWT Management who will have the controlling interest. This may be one of the reasons for the restructuring. Unfortunately it's clear that PTN and especially Research & Engineering work badly. Take me – my home phone has been disconnected since March 30. It is still not connected despite my six complaints. If other subscribers are also dealt with like this, there will be losses, not profits. I believe that we should vote 'Nay' in this matter, I mean the restructuring item. Unwanted people who are a drag on PTN operation must be removed.

Renaissance-Capital is an independent company. It was invited to develop recommendations for the Boards of Directors of the affiliated companies and the affiliating Company in respect of the stock conversion ranges. Renaissance-Capital contributed to the development of recommendations on stock conversion ranges during the takeover of the North-Western Region back in 2001 and 2002. We did the same during the Southern Region companies takeover. Thank you.

Good afternoon,

I'm going to describe the procedure of calculation of the factors used for conversion of the affiliated companies OJSC Lensviaz and OJSC Sviaz of the Republic of Komi into the shares of the affiliating company OJSC NWT. The conversion factors were calculated on the basis of a ratio of the fair value of the affiliated companies' stock and the fair value of the affiliating company's stock. The fair value of a company is understood as a value, which is true for all the parties to this takeover process. The fair value per share was calculated as follows. First, we calculated the fair equity value of each of the companies. Next, we calculated the value per share. That is, we divided the equity value by the number of shares. Next, to find a conversion factor, we divided the fair value of the affiliated company OJSC Lensviaz, or OJSC Sviaz of Komi, by the fair value of one share of OJSC NWT as the affiliating company. This is how the conversion factors calculation procedure is briefly described.

An important point is how we arrived at a fair value of each company's equity. In our valuation analysis, we used all the available approaches adopted in international practice, and prescribed by the Russian law for business and equity valuation. Of these, the key approaches are the cash flow discounting method and the comparable companies method. For OJSC Lensviaz and OJSC Sviaz of Komi as the affiliated companies, the comparable transactions method was also used. We also used the net assets valuation method and the method of stock market value analysis (that is, stock quotation on open markets). In particular, the predominant analysis method to assess the NWT equity value was the discounted cash flows method and the comparable companies method. We assigned a weight of 40 percent to the values obtained by each of these methods. The cash flow discounting method enables considering such factors as future financial and business indicators of each of the companies. At the same time, it may seem somewhat biased, as it is based rather on assessment than on actual results. But in our case, when predicting the financial and business figures of each company, we were guided by business plans developed by specialists of the companies and approved by their management. The comparable companies method was used to assess the value of OJSC NWT. This is a method based on comparing the Company to similar companies tradable on securities markets. The net assets method allows to valuate a company on the basis of costs required to establish such company, i.e. allows its valuation as a certain complex of property. The quotations method, i.e. valuation of the companies on the basis of any quotations that have existed on open markets for a sufficiently long time, also has its pros and cons. One of the advantages is that this method enables to consider how financial investors appraise the companies. Among the drawbacks is the fact that, due to a not-too-high marketability of OJSC NWT shares, and a rather low marketability of the shares of the affiliated companies, i.e. OJSC Lensviaz and OJSC Sviaz of Komi, this valuation may appear not quite unbiased. Therefore, the appraisal obtained by this method was assigned a slight weight of 10%. The comparable transactions method was not used in the assessment of the OJSC NWT shares value, because there were no such transactions on the Russian market over the recent period. To assess the equity of OJSC Lensviaz and OJSC Sviaz of Komi, we used the discounted cash flows method and the comparable transactions method. The comparable transactions used were transactions of merger of regional communication operators, which took place in 2001-2002. The net assets method and the quotations method were also used. The comparable companies method was not used to assess the affiliated companies OJSC Sviaz of Komi and OJSC Lensviaz, as the Russian market knows no telecommunication companies with a comparable scope of operations that would, too, have marketable securities.

The valuation was based on the following key principles. First of all, when assessing by each of the methods, we retained strict compliance of the calculation procedure with the effective standards. It is also important that during our valuation, to make it unbiased, we did our best to use as much public information as possible, as well as business plans of the companies. During the analysis, intermediate results were submitted for review to a working group of representatives of the affiliated companies and the affiliating Company. At these working sessions, we discussed results and set plans for subsequent phases.

**Appendix 2**

**Associated report**
**of Roman V. Kiryukhin, a representative of CJSC Renaissance-Capital,**
**on Item 1 of the Agenda**

Good afternoon, dear shareholders.

I will try to explain to you briefly and clearly the advantage of this takeover, not only in terms of the operation/business effects to be achieved by the integrated companies, but also in terms of the equity value, as this category is a most important one for you as shareholders. It is evident that it is an advantage for the shareholders of the affiliated companies that they exchange their shares for those more marketable and having a higher potential for value growth on the securities market. Accordingly, all this is simple and clear. Now the next question is, what effect may be expected by NWT shareholders? NWT shares are already quite marketable, and their current market value is an adequate reflection of the business/financial results reached by the Company in 2003 and of the results the Company means to reach in 2004 and after. I have prepared an illustrative slide to show you that the market price of the additional issue to be made for the shareholders of the merged companies (i.e. shareholders of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi) will in no way affect the current value of your shares as has been achieved on the securities market, but will even have a margin for its additional enhancement.

| NWT market capitalization | US$ 560,000,000 | |
|---|---|---|
| Capitalization proceeds | 2003 | 2004 (forecast) |
| NWT | US$ 381 | US$ 490 |
| NWT + Lensviaz + SviazKomi | US$ 471 | US$ 610 |
| Multiplier NWT Price / Proceeds | X 1.47 | X 1.14 |
| Predicted value of NWT + Lensviaz + SviazKomi | US$ 690 | US$ 695 |
| Additional value | US$ 130 | US$ 135 |
| Additional issue value | US$ 115 | |

The essence of this phenomenon is that this is a case of merger in which the value of the affiliating Company's shares related to its basic business results is higher than the value of the companies taken over. Due to this, the additional sales proceeds, the additional lines in operation, and the additional profit growth that the affiliated companies are contributing to the integrated company will already be appraised by the criteria currently used by investors for OJSC NWT. One of the most illustrative examples is the use of such appraisal factor as the ratio of market capitalization, or share price, and proceeds. I made a special prediction on the basis of two years, 2003 and a forecast for the year 2004. You can see that on the basis of 2003 and 2004, the predicted value already in terms of an integrated company, including the integrated sales proceeds of OJSC NWT, OJSC Lensviaz, and OJSC Sviaz of the Republic of Komi, greatly exceeds the current market capitalization of OJSC NWT, and also exceeds with a certain margin the value of the additionally issued shares. This example is to illustrate that, by taking over these companies, you are strengthening your potential to make your fundamental value grow, and to have this fundamental value growth adequately responded to on the securities market. My colleague Laura Krashakova will tell you the details of the analysis of the stock conversion factors, which we recommend for your approval as part of the Takeover Agreement, and which in our opinion was performed properly and yielded fair recommended conversion factors.

**Associated report**
**of Laura A. Krashakova, a representative of CJSC Renaissance-Capital,**
**on Item 1 of the Agenda**

The service sales proceeds will grow by RUR 3.4 Bio, or by 24%. This is a very sizeable growth. The contribution of the merged companies is roughly equal, i.e. 10% each.

Another important indicator is that the assets (according to RAS) of the integrated company will grow by RUR 3.9 Bio, which means a 20% increase.

The amount of investment in our development will increase by nearly RUR 1 Bio, i.e. by 24%. Centralized management of these really sizeable funds will enable us to work more effectively for the Company's development by concentrating our resources in the most critical segments.

And finally, the overall installed capacity will increase by 790,000 numbers, which makes 21%.

Thus, the merger will result in a considerable (by 20-24%) growth of the Company's essential business indicators. This may only be considered as a very positive fact.

Dear shareholders of North-West Telecom!

The shareholders of Lensviaz and Sviaz of the Republic of Komi have already decided on the restructuring.

I did my best to set forth for you the advantages of this decision. In the opinion of the Company's Management, they are indisputable.

The Board of Directors advises that you vote in favor of the restructuring.

Thank you for your attention.

the Uniform Register of Legal Entities, their shares will be converted into such additionally issued shares. Any such stock conversion will only be possible after State registration of the issue by the Federal Financial Markets Service (FFMS).

On the basis of the documents submitted, the Federal Tax Service will carry out State registration of the changes in the Charter of North-West Telecom, and delete the affiliated companies from the Legal Entities Register. The completion of this stage is scheduled for September 2004.

The main phases of the restructuring are presented on this slide. In their implementation, we are assisted by our Advisor Renaissance-Capital – Financial Consultant.

Today, we are to approve the Takeover Agreement. As I have mentioned, the affiliated companies had their meetings of shareholders on April 12 and 14, and approved the Agreement. In May, we expect to get a permit for restructuring from the antitrust authorities. For August we have scheduled State registration of our additional stock issues. Also in August, we expect to hold a joint meeting of shareholders and to approve the changes in the Company's Charter.

On October 1, 2004 we will convert the shares, and the legal procedure of the restructuring will be over. And in November, if everything proceeds according to the plan, the secondary market circulation of the additionally issued shares will start.

Now let us consider the aspects of the merged companies' stock conversion.

The merger is effected through exchange of additionally issued ordinary and preferred NWT shares for shares of the merged companies. Each additionally issued NWT share will be exchanged for a certain number of shares of the merged companies. This number will in its turn be determined by a conversion factor.

The conversion factors were calculated for each company on the basis of all the essential valuation methods provided by the Law on Assessment Activity.

Any procedural matters may if necessary be explained by our Advisor.

According to appraisals made by an independent consultant, the OJSC Lensviaz shareholders will get one share of OJSC North-West Telecom for 0.00268 shares of OJSC Lensviaz, and the OJSC SviazKomi shareholders will get one share of OJSC North-West Telecom for 4 shares of SviazKomi.

The total number of additionally issued shares of OJSC North-West Telecom will be about 145,000,000 ordinary shares and 48,000,000 preferred shares.

The segment of such additionally issued shares will make 21 percent of the previously issued shares of OJSC N.W.Telecom, with the shareholders of the merged companies having the following interests in the authorized capital of the integrated company:

OJSC Lensviaz shareholders: 9 percent,

OJSC Sviaz of Komi shareholders: 8 percent.

Please allow me to present you market estimates of the company's capitalization as a result of the integration.

The OJSC N.W.Telecom capitalization as per the RTS-recorded transactions was US$ 563,000,000, and the joint capitalization of the merged companies, US$ 77,000,000.

In terms of the synergy effect, the procedure of affiliated companies' stock conversion into NWT shares will alone raise the united company's capitalization by US$ 38 million. This is due to the fact that the NWT shares are valuated by the market higher than the shares of the affiliated companies, which is proved by the company's capitalization growth over the recent period.

The Company's capitalization trends are shown on the slide. It can be seen that the market positively evaluates the process of restructuring of OJSC North-West Telecom. Since 2001, the Company's capitalization has grown 2.5 times, and since the beginning of this year, when we announced our intention to take over OJSC Lensviaz and OJSC Sviaz of Komi, it has grown by nearly 60%.

I would like to proceed to forecasts of certain important indicators of the integrated company's business for the year 2004.

**Appendix 1**

**Report**
**of the General Manager of OJSC North-West Telecom**
**Sergey I. Kuznetsov**
**on Item 1 of the Agenda**

Dear shareholders,

the agenda of today's extraordinary General Meeting of Shareholders contains an item of restructuring of the North-West Telecom Open Joint-Stock Company in the form of takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz Open Joint-Stock Company of the Republic of Komi.

What will the restructuring give us?

First: As a result of this integration, North-West Telecom will provide communication services over the territory of the entire North-Western Federal District. Thus, a company will be created that will provide the full range of telecommunication services in the territory inhabited by over 14 million people.

The integration of the companies will enable consolidation of financial, managerial, and technological resources for their most efficient utilization, improved competitiveness, and broader range of communication services provided in the territory of the entire North-Western Federal District.

Among the advantages to be won by North-West Telecom, the most important ones are:

- higher efficiency of operations,
- stronger positions on the market, and better development prospects,
- better investment attractiveness of the stock, and its growing marketability.

I would especially like to emphasize the border nature of the affiliated operation zones. As a result of the merger, the Company is getting direct access via its networks to such interregional companies as Uralsviazinform and Volgatelecom, bypassing intermediary operators. This will simplify settlements between operators, and, given a certain outcome of the current developments (concerning demonopolization of Rostelecom), may offer our Company new competitive advantages.

Allow me to briefly review the main phases of the merger procedure.

On April 12 and April 14, 2004, extraordinary general meetings of shareholders of OJSC Lensviaz and OJSC Sviaz of Komi were held, at which the shareholders of the said companies approved, by a vast majority, the companies' restructuring in the form of takeover by OJSC NWT.

As the restructuring concerns all of the company's shareholders, the Federal Law on Corporation requires that the owners of both ordinary and preferred shares be entitled to vote, and a favorable resolution will only be passed if at least 75% of the votes of all shareholders attending the meeting vote the restructuring.

Restructuring of companies is a complicated and effort-consuming process. To our estimates, the legal completion of the takeover, i.e. deletion of Lensviaz and Komisviaz from the Uniform State Register of Legal Entities and conversion of their shares, will take place on October 1, 2004. Therefore, we will start to function as one company right from October 1.

Apart from approval of the restructuring by the Company's shareholders, we have to interact with governmental executive authorities in the course of our merger actions.

For example, the antitrust laws require that OJSC NWT should obtain a permit for merger of OJSC Lensviaz and OJSC Sviaz of Komi from the Federal Antitrust Service. Such an application was filed at the Federal Antitrust Service early in April 2004, and we expect to get a permit in May 2004.

Furthermore, the merger of the companies will entail additional issue of North-West Telecom ordinary and preferred shares. As of the date of deletion of the merged companies from

**LIST OF APPENDICES TO MINUTES No. 01-04**
**OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**
of the North-West Telecom Open Joint-Stock Company
in the form of a meeting
(joint attendance of shareholders)

**15.04.2004г.**

**PASSED THE RESOLUTION:**
**"TERMINATE THE COMPANY'S MEMBERSHIP IN THE ASSOCIATION OF TELECOMMUNICATION OPERATORS OF THE RF NORTH-WESTERN REGION."**

Chairperson S. I. Kuznetsov announced a break for 45 minutes for voting the Agenda items and for summing up the voting results.

**Ivan V. Makarov,** a representative of the Counting Panel, announced the voting results and the resolutions passed.

Chairperson S. I. Kuznetsov announced that the shareholders were informed about the voting results for the agenda items of the extraordinary General Meeting of Shareholders, and heard the Resolutions passed by the Meeting. Information on the results of the Meeting will be published in the *Izvestia* newspaper. S. I. Kuznetsov announced that the extraordinary General Meeting of Shareholders of OJSC North-West Telecom was closed.

The Meeting was closed at 14:50.

**Chairperson of the Meeting** **S. I. Kuznetsov**

**Head Secretary** **N. G. Bredkov**

---

**HEARING:** Information of **Nikolai G. Bredkov**, Deputy General Manager, Corporate Governance Manager.

The speaker informed the audience that the Association of Telecommunication Operators of the North-Western Region was established in September 1996. The aim of the Association was to unite and coordinate efforts of all the regional operators in the setting up and development of advanced communication networks and systems in the North-Western Region, and to provide reliable, high-quality communication services. The Association has played a great positive role in joining the telecommunication operators of the North-Western Region and creation of an interregional company. After such interregional company was established, only two legal entities, i.e. OJSC NWT and OJSC Lensviaz, remained members of this Association. Today's meeting deciding on takeover of OJSC Lensviaz by OJSC North-West Telecom, the Association automatically ceases to exist, but in compliance with the Federal Law on Corporations this decision shall be confirmed of each of these companies.

**QUESTIONS WERE ASKED BY:**
Shareholder R. V. Alexeyeva.

**QUESTIONS WERE ANSWERED BY:**
N. G. Bredkov, Deputy General Manager, Corporate Governance Manager, OJSC North-West Telecom.

**MOTION FOR A RESOLUTION:**
**"TERMINATE THE COMPANY'S MEMBERSHIP IN THE ASSOCIATION OF TELECOMMUNICATION OPERATORS OF THE RF NORTH-WESTERN REGION."**

**Ivan V. Makarov,** a representative of the Counting Panel, announced the procedure of voting for Item 3 of the Agenda.

**Voting Results (Ticket No. 2)**

**574 968 060** votes were received, of which, tickets representing in toto **720 160** votes were found invalid.

| Shareholders' rule | Voting Results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote Item 2 of the Agenda |
| **YEA** | **570 918 071** | **99.28%** |
| **NAY** | **868 957** | **0.15%** |
| **ABSTAINED** | **2 460 872** | **0.43%** |

According to Article 49 (2) of the Federal Law on Corporations, the resolution on Item 3 of the agenda shall be passed by a majority of three quarters of the votes of voting share owners attending the Meeting.

Based on the voting results for **Item 3** of the Agenda (see the Counting Panel records attached), the Meeting of Shareholders

**2. APPROPRIATE CHANGES IN AND AMENDMENTS TO THE CHARTER OF THE COMPANY SHALL BE MADE.**

**Ivan V. Makarov,** a representative of the Counting Panel, announced the procedure of voting for Item 2 of the Agenda.

**Voting Results (Ticket No. 2)**

**574 974 816** votes were received, of which, tickets representing in toto **3 878 652** votes were found invalid.

| Shareholders' rule | Voting Results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote Item 2 of the Agenda |
| **YEA** | **570 485 241** | **99.20%** |
| **NAY** | **251 151** | **0.04%** |
| **ABSTAINED** | **359 772** | **0.06%** |

According to Article 49 (4) of the Federal Law on Corporations, the resolution on Item 2 of the agenda shall be passed by a majority of three quarters of the votes of voting share owners attending the Meeting.

Based on the voting results for **Item 2** of the Agenda (see the Counting Panel records attached), the Meeting of Shareholders

**PASSED THE RESOLUTION:**

**1. DEFINE THAT:**

**THE COMPANY MAY, IN ADDITION TO THE PLACED ORDINARY SHARES, PLACE 145 134 309 (ONE HUNDRED FORTY-FIVE MILLION ONE HUNDRED THIRTY-FIVE THOUSAND THREE HUNDRED AND NINE) NON-DOCUMENTARY ORDINARY REGISTERED SHARES (DECLARED SHARES). THE DENOMINATION OF EACH DECLARED ORDINARY SHARE IS 1 (ONE) RUBLE.**

**THE COMPANY MAY, IN ADDITION TO THE PLACED TYPE A PREFERRED SHARES, PLACE 48 379 035 (FORTY-EIGHT MILLION THREE HUNDDRED SEVENTY-NINE THOUSAND AND THIRTY-FIVE) NON-DOCUMENTARY TYPE A PREFERRED REGISTERED SHARES (DECLARED SHARES). THE DENOMINATION OF EACH DECLARED TYPE A PREFERRED SHARE IS 1 (ONE) RUBLE.**

**THE SAID DECLARED SHARES, WHEN PLACED, SHALL HAVE ALL THE RIGHTS AS PROVIDED IN CLAUSES 7 AND 8 OF THE CHARTER FOR THE COMPANY'S SHARES OF THE RESPECTIVE CATEGORY (TYPE).**

**2. APPROPRIATE CHANGES IN AND AMENDMENTS TO THE CHARTER OF THE COMPANY SHALL BE MADE.**

**Re. Item 3 of the Agenda:**

**"TERMINATION OF THE COMPANY'S MEMBERSHIP IN THE ASSOCIATION OF TELECOMMUNICATION OPERATORS OF THE RF NORTH-WESTERN REGION."**

**PASSED THE RESOLUTION:**

**"RESTRUCTURE**

**NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY IN THE FORM OF TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY.**

**APPROVE**

**AGREEMENT ON THE TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY."**

**Re. Item 2 of the Agenda:**

**"DEFINITION OF THE NUMBER, DENOMINATION, AND CATEGORY (TYPE) OF DECLARED SHARES OF OJSC N.W.TELECOM, THE RIGHTS CONFERRED BY SUCH SHARES, AND APPROPRIATE CHANGES IN AND AMENDMENTS TO GTHE CHARTER OF THE COMPANY".**

**HEARING:** Information of **Nikolai G. Bredkov**, Deputy General Manager, Corporate Governance Manager.

The speaker informed the audience that in order to exchange the shares of the affiliated companies for shares of OJSC North-West Telecom, an additional issue of shares is required, to which the merged companies' shares are to be converted. The size of this issue depends on the conversion factors and on the number of back-up shares needed for rounding in case of a fractional number of shares obtained by a shareholder. All these conditions are detailed in the Takeover Agreement. The appendix to the Takeover Agreement specifies the scope indicators. In order to issue the shares, a resolution must be passed on the definition of a new number of declared shares based on the conditions of exchange, with appropriate changes made in the Charter of the Company.

**MOTION FOR A RESOLUTION:**

**1. DEFINE THAT:**

**THE COMPANY MAY, IN ADDITION TO THE PLACED ORDINARY SHARES, PLACE 145 134 309 (ONE HUNDRED FORTY-FIVE MILLION ONE HUNDRED THIRTY-FIVE THOUSAND THREE HUNDRED AND NINE) NON-DOCUMENTARY ORDINARY REGISTERED SHARES (DECLARED SHARES). THE DENOMINATION OF EACH DECLARED ORDINARY SHARE IS 1 (ONE) RUBLE.**

**THE COMPANY MAY, IN ADDITION TO THE PLACED TYPE A PREFERRED SHARES, PLACE 48 379 035 (FORTY-EIGHT MILLION THREE HUNDDRED SEVENTY-NINE THOUSAND AND THIRTY-FIVE) NON-DOCUMENTARY TYPE A PREFERRED REGISTERED SHARES (DECLARED SHARES). THE DENOMINATION OF EACH DECLARED TYPE A PREFERRED SHARE IS 1 (ONE) RUBLE.**

**THE SAID DECLARED SHARES, WHEN PLACED, SHALL HAVE ALL THE RIGHTS AS PROVIDED IN CLAUSES 7 AND 8 OF THE CHARTER FOR THE COMPANY'S SHARES OF THE RESPECTIVE CATEGORY (TYPE).**

2. Associated report of **Roman V. Kiryukhin**, a representative of CJSC Renaissance-Capital
(See the report of R. V. Kiryukhin attached in Appendix No. 2)
3. Associated report of **Laura A. Krashakova**, a representative of CJSC Renaissance-Capital
(See the report of L. A. Krashakova attached in Appendix No. 2)

**THE SPEAKER IN THE DEBATE WAS:**
Shareholder Vladimir N. Alexeyev (text of the speech attached in Appendix No. 3).

**QUESTIONS WERE ASKED BY:**
Shareholder M. I. Ofman;
Shareholder P. A. Churkin.

**QUESTIONS WERE ANSWERED BY:**
V. A. Khusnutdinova, Deputy General Manager, Business and Finance Manager, OJSC North-West Telecom.

**MOTION FOR A RESOLUTION:**
**"RESTRUCTURE**
**NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY IN THE FORM OF TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY.**
**APPROVE**
**AGREEMENT ON THE TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY."**

**Ivan V. Makarov,** a representative of the Counting Panel, announced the procedure of voting for Item 1 of the Agenda.

**Voting Results (Ticket No. 1)**
**645 635 267** votes were received, of which, tickets representing in toto **1 080 650** votes were found invalid.

| Shareholders' rule | Voting Results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of shareholders attending the meeting and entitled to vote Item 2 of the Agenda |
| **YEA** | **643 016 620** | **99,55%** |
| **NAY** | **794 417** | **0,12%** |
| **ABSTAINED** | **743 580** | **0,12%** |

According to Article 49 (4) of the Federal Law on Corporations, the resolution on Item 1 of the agenda shall be passed by a majority of three quarters of the votes of voting share owners attending the Meeting.

Based on the voting results for **Item 1** of the Agenda (see the Counting Panel records attached), the Meeting of Shareholders

**CJSC Registrator-Sviaz.**

Regional Managers of OJSC North-West Telecom subsidiaries, representatives of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi, members of the Managing Board of OJSC North-West Telecom, members of the Auditing Committee, and representatives of the Auditor are present in the meeting hall.

As of the date of issue of the **list of persons authorized to participate in the extraordinary general** meeting of OJSC North-West Telecom shareholders, the Company has placed **735 917 222** ordinary shares and **202 022 788** preferred shares; of these, **0** shares have been purchased (bought out) by the Company.

**The first item of the agenda of the extraordinary general meeting of shareholders may be voted by shareholders owning ordinary and preferred shares of OJSC North-West Telecom.**

**The second and third items of the agenda of the extraordinary general meeting of shareholders may be voted by shareholders owning ordinary shares of OJSC North-West Telecom.**

The shareholders and their authorized representatives who participated in the extraordinary general meeting of shareholders in relation to Item 1 of the Agenda jointly own **645 953 859** votes, which makes **68.87%** of the total number of votes of placed OJSC North-West Telecom shares that may vote this item of the Agenda.

In compliance with Article 58 of the Federal Law on Corporations, "a general meeting of shareholders is qualified (has a quorum) if it is attended by shareholders jointly owning more than one half of the votes of the placed shares of the company."

**Therefore, a quorum for resolutions on the first item of the agenda of the extraordinary General Meeting of Shareholders of OJSC North-West Telecom is provided.**

The shareholders and their authorized representatives who participated in the extraordinary general meeting of shareholders in relation to Items 2 and 3 of the Agenda jointly own **575 059 933** votes, which makes **78.14%** of the total number of votes of placed OJSC North-West Telecom shares that may vote this item of the Agenda.

In compliance with Article 58 of the Federal Law on Corporations, "a general meeting of shareholders is qualified (has a quorum) if it is attended by shareholders jointly owning more than one half of the votes of the placed shares of the company."

**Therefore, a quorum for resolutions on the second and third items of the agenda of the extraordinary General Meeting of Shareholders of OJSC North-West Telecom is provided.**

**Re. Item 1 of the Agenda:**

**"RESTRUCTURING OF THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY IN THE FORM OF TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY.**

**APPROVAL OF THE AGREEMENT ON THE TAKEOVER BY THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY OF THE LENSVIAZ OPEN JOINT-STOCK COMPANY AND THE SVIAZ OF THE REPUBLIC OF KOMI OPEN JOINT-STOCK COMPANY."**

**HEARING:**

1. Report of the Company's General Manager **Sergey I. Kuznetsov**

(See the report of S. I. Kuznetsov attached in Appendix No. 1)

**MINUTES No. 01-04**
of the Extraordinary
General Meeting of Shareholders
of the North-West Telecom
Open Joint-Stock Company
in the form of a meeting
(joint attendance of shareholders)

| | |
|---|---|
| **Place:** | Russia, St. Petersburg, Sinopskaya Naberezhnaya 14 |
| **Time:** | April 15, 2004 at 13:00 (Moscow time) (registration from 11:00) |
| **Place of registration:** | at the place of the meeting |
| **Chairperson of the Meeting:** | Sergey I. Kuznetsov, General Manager, OJSC North-West Telecom |
| **Head Secretary of the Meeting:** | Nikolai G. Bredkov |
| **Presiding Committee:** | V. E. Belov, Y. A. Bilibin, A. A. Gogol, A. V. Ikonnikov, O. A. Lebedinets, I. I. Rodionov, V. N. Yashin |

**AGENDA**

**1. Restructuring of the North-West Telecom Open Joint-Stock Company in the form of takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company. Approval of the Agreement on the Takeover by the North-West Telecom Open Joint-Stock Company of the Lensviaz Open Joint-Stock Company and the Sviaz of the Republic of Komi Open Joint-Stock Company.**

**2. Definition of the number, denomination, and category (type) of declared shares of OJSC N.W.Telecom, the rights conferred by such shares, and appropriate changes in and amendments to the Charter of the Company.**

**3. Termination of the Company's membership in the Association of Telecommunication Operators of the RF North-Western Region.**

**HEARING:** Information by Chairperson S. I. Kuznetsov.

S. I. Kuznetsov greeted the audience and advised that in accordance with Clause 12.2 of the effective version of the Charter, the items on the actual meeting's agenda were within the frame of reference of the general meeting of shareholders.

The Presiding Committee consists of members of the Board of Directors of OJSC North-West Telecom.

In accordance with Clause 12.17 of the Company's Charter, the Chairperson of the Meeting shall be General Manager of OJSC North-West Telecom **Sergey Ivanovich Kuznetsov.**

The functioning of the Meeting shall be supported by a Secretariat of six persons. The Head Secretary is **Nikolai Gennadievich Bredkov**.

The functions of a counting panel will be performed by the Company's Registrar, i.e.

# MINUTES NO. 01-04 OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS)

St. Petersburg

# CONTACTS

**OJSC North-West Telecom**

26, Bolshaya Morskaya ul., 191186, St. Petersburg Tel: +7 (812) 315-4706, fax: +7 (812) 110-62-77 www.nwtelecom.ru, office@nwtelecom.ru

**Artelecom of the Archangelsk Region**

45, Troitsky pr., 163061, Arkhangelsk Tel: +7 (8182) 211 530, fax: +7 (8182) 654 096 www.artelecom.ru, info@artelecom.ru

**Electrosvyaz of the Kaliningrad Region**

24, Bolnitchnaya ul., 236040, Kaliningrad Tel: +7 (0112) 214 214, fax: +7 (0112) 451 552 secretar@24baltnet.ru

**Electrosvyaz of the Republic of Karelia**

5, Dzerzhinskiy pr., 185000, Petrozavodsk Tel: +7 (8142) 765 111, fax: +7 (8142) 766 144 ao@com.onego.ru

**Murmanelectrosvyaz of the Murmansk region**

82-a, Lenina ul., 183038, Murmansk Tel: +7 (8152) 485 171, fax: +7 (8152) 450 045 www.mels.ru, mels@mels.ru

**Novgorodtelecom of the Novgorod region**

2, Ludogotsh ul., 173001, Velikiy Novgorod Tel: +7 (8162) 182 630, fax: +7 (8162) 131 915 www.telcom.nov.ru, general@ao.telecom.nov.ru

**Petersburg Telephone Network of St. Petersburg**

24, Bolshaya Morskaya ul., 191186, St. Petersburg Tel: +7 (812) 314 1550, fax: +7 (812) 110-68-34 www.ptn.ru, office@ptn.ru

**Electrosvyaz of the Pskov Region**

5, Oktyabrskiy pr., 180000, Pskov Tel: +7 (8112) 165 481, fax: +7 (8112) 169 735 www.ellink.ru, duep@ellink.ru

**Cherepovetskiy Ob`edinennyy Uzel Svyazi**

29, Kommunistov ul., 162602, Vologda Region Tel: +7 (8202) 519 094, fax: +7 (8202) 519 127 www.tchercom.ru, chief@ex.tchercom.ru

**Electrosvyaz of the Vologda Region**

4, Sovetsky pr., 160035, Vologda Tel: +7 (8172) 720 014, fax: +7 (8172) 726 123 www.vologda.ru, 32eu@vologda.ru

# INFORMATION FOR SHAREHOLDERS AND INVESTORS

| | |
|---|---|
| *Annual Shareholders' Meeting* | Annual General Meeting (AGM) will be held on June 30, 2004, at 1 p.m. at 14, Sinopskaya nab., St. Petersburg. Attendance of the AGM is open to shareholders who have been entered in the Company's shareholder register as of May 14, 2004. |
| *Financial reviews and other information* | Financial accounts and other information materials, including annual and half-year reports, press releases, etc. are available on our web site at www.nwtelecom.ru in the Investor Relations section. Annual and interim reports are posted on the Internet as soon as they are published. To order printed copies, please contact our Shareholders and Securities Department or send your requests to 24, Bolshaya Morskaya ul., 191186, St. Petersburg. |
| *Dividend information* | The Board of Directors will propose to the AGM the payment of a dividend of RUR 0.083 per common share and a dividend of RUR 0.357 per preferred share for the 2003 fiscal year. |
| *Shareholder and investor enquiries* | Vladislav Y. Smyslov, Head of the Shareholders and Securities Department<br>24, Bolshaya Morskaya ul., 191186, St. Petersburg<br>Tel. +7 (812) 119 92 33, fax +7 (812) 325 8323, vsmyslov@ptn.ru |
| *Registrar* | Registrator-Svyaz<br>15A, Kalanchevskaya ul., 107078, Moscow<br>Tel. +7 (095) 9334221, fax: +7 (095) 975 3605, regsw@asvt.ru |
| *Dividend paying agent* | Severo-Zapadnaya Finansovaya Kompaniya<br>26, 1st Krasnoarmeiskaya ul., 198005, St. Petersburg<br>Tel. 7 (812) 316 3018, fax: +7 (812) 316-30-18 |
| *Depositary bank for ADR program* | J.P. Morgan Chase is the depositary for the Level I ADR program and all enquiries regarding the ADR should be directed to J.P. Morgan Chase, 270 Park Avenue, New York 10017-2070, USA |
| *Depositary for corporate bonds* | The National Depositary Center is the depositary for North-West Telecom's bonds.<br>1/13 building 4, Sredniy Kislovskiy per., 103009, Moscow<br>Tel. +7 (095) 956 2790, fax: +7 (095) 956 2792 |
| *Paying agent for bond issue* | CJSC North-West Telecombank<br>12, Baskov per., 191014, St. Petersburg<br>Tel. +7 (812) 326 3781, fax: +7 (812) 277 5523 |
| *Independent auditor* | Ernst & Young VneshAudit<br>23, Malaya Morskaya ul., 190000, St. Petersburg<br>Tel. +7 (812) 103-7800, fax: +7 (812) 103-7810 |
| *Advisor for IR and securities market* | LYNX Finance<br>5, Marsovo Pole, 191186, St. Petersburg<br>Tel: +7 (812) 118 3445, fax: +7 (812) 315 7771 |
| *Official press agency for information disclosure* | The Izvestia federal newspaper<br>Supplement to Vestnik FKTsB Rossii, the official press agency of the Federal Commission for the Securities Market |

For additional information, please visit our web site at www.nwtelecom.ru

# KEY EVENTS AFTER DECEMBER 31, 2003

- **January 1** "Cherepovetselektrosviaz" previously a branch of North-West Telecom was transformed into the Cherepovets unified communication center of "Electrosvyaz of Vologda Region" branch. Thus, starting January 1, 2004, communication services on the territory of the Vologda region are provided by one branch of the North-West Telecom OJSC.
- January 22 North-West Telecom jointly with BCC and RTCOMM.RU won a tender for a Telecommunications Network for the North-Western Branch of the RF Savings Bank (Sberbank).
- April 9 OJSC North-West Telecom redeemed the 300 million RUR Series 1 Bond issue and paid the fifth and last coupon of 16% per annum.
- April 15 An Extraordinary General Shareholders Meeting of North-West Telecom JSC took place to consider the issue of reorganizing of OJSC NWT in the form of merger of OJSC Lensvyaz and OJSC Svyaz of Komi with OJSC North-West Telecom.
- April 20-21 OJSC North-West Telecom took part in a Road Show organized by OJSC Svyazinvest jointly with the United Financial Group (UFG) investment bank in London.
- May 5 OJSC North-West Telecom announced the results of its activities for the First Quarter, 2004.
- May 12 Standard & Poor's raised the long-term rating outlook from «Stable» to «Positive» and affirmed the long-term credit rating as «B-». Standard & Poor's also raised the long-term national credit rating of OJSC North-West Telecom from «ruBBB» to «ruBBB+».
- May 14 The Board of Directors approved the annual results of 2003 and prospective management plans.
- May 24 Federal Antitrust Service approved the reorganization of N.W. Telecom in the form of merger of Lensvyaz and Komi Svyaz with North-West Telecom.

# SUBSIDIARIES AND AFFILIATES

## Subsidiaries

The following table shows the Company's subsidiaries (companies in which North-West Telecom held 50% or more of the charter capital) as of December 31, 2003.

| Name | Registered office | Principle business | Equity stake, % |
|---|---|---|---|
| LLC Pagetelecom | 6, Stroiteley pr., 162627, Cherepovets, Vologda region | Paging communications | 100.0 |
| LLC AMT | 201, Office, 14, Sinopskaya Nab., 193167, St. Petersburg | Consulting services | 100.0 |
| LLC Centrum | 22, Antikainena ul., 185000, Petrozavodsk, Republic of Karelia | Restaurant services | 100.0 |
| LLC RSU-Telecom | 18 body 2, letter Б, Stachek pr., 198095, St. Petersburg | Building and reconstruction services | 100.0 |
| LLC RPK Svyazist | Petrovskoe settlement, Priozersky reg., 188732, Leningrad area | Sanatorium and resort services | 100.0 |
| LLC Polycomp | 20, Bolshaya Morskaya ul., 191186, St. Petersburg | Publishing services | 90.0 |
| LLC Artelecom-service | 4, Priorova pr., 163071, Arkhangelsk, Arkhangelsk region | Wire-line telecommunications services | 77.0 |
| CJSC St. Petersburg Center for telecommunications | 24, Bolshevikov pr., 199053, St. Petersburg | Education and consulting services | 54.0 |
| LLC Bona | 45, Troitskiy pr., 163000, Arkhangelsk, Arkhangelsk region | Retail | 52.0 |
| LLC Novgorod Datacom | 20, Mikhailova ul, 173000, Velikiy Novgorod, Novgorod region | Internet services | 52.0 |
| CSJC Colatelecom | 43, Lenina pr., 183709, Murmansk, Murmansk region | Long-distance communications | 50.0 |

## Affiliates

The following table shows the Company's affiliates (companies in which North-West Telecom held 20% or more, but less than 50% of the share capital as of December 31, 2003.

| Name | Registered office | Principle business | Equity stake, % |
|---|---|---|---|
| CJSC Neva Cable | 10, Verkhniy per., 9th block, entrance 8, Industrial Zone Parnas, 194292, St. Petersburg | Cable manufacturing | 49.0 |
| CJSC Commercial Television and Radio | 6, Parashutnaya ul., 191186, St. Petersburg, | TV and radio broadcasting | 40.0 |
| CJSC Medexpress | 14, Gorokhovaya ul., 191186, St. Petersburg | Insurance | 35.0 |
| CJSC Kaliningrad mobile networks[1] | 24, Bolnichnaya ul., 236040, Kaliningrad, Kaliningrad region | Cellular communications | 34.0 |
| CJSC WestBaltTelecom | 32, Leninsky pr., 236040, Kaliningrad, Kaliningrad region | Local wire-line telephony | 28.0 |
| CJSC Octagon Technologies | Office 12-N, 29, Ligovsky pr., 193036, St. Petersburg | VoIP services | 26.0 |
| OJSC Tele-Nord[2] | 5, Samoilova ul., 183038, Murmansk, Murmansk region | Cellular communications | 25.0 |
| CJSC Dansell | 51, Baltiyskaya ul., 198092, St. Petersburg | Telecommunications equipment manufacturing | 24.0 |

[1] Whole stake of 26.130 ordinary shares was sold on January 23, 2004.

[2] Whole stake of 5000 ordinary shares was sold on January 23, 2004.

**1st bond issue trading volume and YTM, MICEX**


1st bond issue trading volumes and YTM, MICEX
19%
18%
17%
16%
15%
14%
13%
12%
11%
10%
Yield
Trade volume
Yield
6
5
4
3
2
1
0
04/01/03
05/02/03
11/03/03
11/04/03
16/05/03
19/06/03
21/07/03
20/08/03
19/09/03
21/10/03
24/11/03
25/12/03

**2nd bond issue trading volume and YTM, MICEX**


2nd bond issue trading volumes and YTM, MICEX
16%
14%
12%
10%
Yield
Trade volume
Yield
10
9
8
7
6
5
4
3
2
1
0
Trade Volume (RUR million)
04/12/03
09/12/03
16/12/03
19/12/03
24/12/03
29/12/03

The second bond issue has allowed the Company to reduce its cost of borrowing. Bond proceeds have been used to fund our capital investment program. Initial interest in the bonds was demonstrated by the over RUR 2.6 billion in orders received for the RUR 1.5 billion issue, an over-subscription of approximately 70%. Through the end of 2003, 23 secondary market transactions in the second issue bonds took place and the trading volume totalled 43.467 million RUR. Investor interest in these bonds has been further demonstrated by the reduction in yield in the course of secondary trading (which began on December 4, 2003) from 12.87% to 10.94% at year end.

The Company intends to continue raising capital in the debt market in the future, given favorable market conditions and cost of borrowing.

consultants. The process of conversion of shares into ADRs has actively begun in the second half of 2003, and actively continued in 2004. Currently approximately 5% of company stock is in the form of ADRs and this number is growing.

*Ratios*

| Year | P/Sales | P/Earning | P/Cashflow | EV/Sales | EV/EBITDA |
|---|---|---|---|---|---|
| 2003 | 0.8 | 12.4 | 5.7 | 0.6 | 3.1 |
| 2002 | 1.0 | 29.6 | 8.7 | 0.7 | 4.8 |

Capitalization calculated on the basis of both common and preferred shares combined using Central Bank rate as of 31.12.02 of $29.45 and as of 31.12.03 of $31.78.

# Bond Market

*First bond issue introduced the Company to investors as a reliable borrower*

On April 10, 2002, North-West Telecom's first bond issue in the amount of RUR 300 million, consisting of 300,000 coupon, non-convertible bonds, were successfully placed simultaneously at the Moscow Interbank Currency Exchange (MICEX) and at the St. Petersburg Currency Exchange (SPbCEX). The issue ticker symbol is "С3Телек1об." The placement price was 96.5% of par value. These bonds bear five coupon payments and mature on April 9, 2004. During the year 2003, there were 121 transactions with the first issue bonds and the trading volume totalled 56.025 million RUR.

**Coupon payment on first bond issue due in 2003**

| Coupon | Coupon annual rate (%) | Coupon period, days | Payment date |
|---|---|---|---|
| 3 coupon | 18 | 183 | April 10, 2003 |
| 4 coupon | 16 | 182 | October 9, 2003 |

This first corporate bond issue has allowed the Company to enter the debt market, introducing the Company to investors as a reliable borrower and building a public credit history.

*Second issue has been oversubscribed by approximately 70%.*

The second issue of N.W. Telecom bonds in the amount of RUR 1.5 billion was successfully placed on October 8, 2003 at MICEX. CJSC North-West Telecombank was the organizer for the issue, and the underwriters were CJSC North-West Telecombank, MDM-Bank and Trust Investment Bank. The issue ticker symbol is "С3Телек2об."

**Coupon rates on the second bond issue**

| Coupon | Coupon annual rate | Coupon period, days |
|---|---|---|
| Coupons from 1st to 4th | 14.2% | 91 |
| Coupons from 5st to 8 th | 13.2% | 91 |

The bond 16 scheduled coupon payments over its full four-year term. The repayment schedule is: RUR 450 million after 3 years from the date of placement, RUR 450 million after 3.5 years and RUR 600 million after 4 years. The bondholders have a right to early redemption two years after the bond issuance date. The coupon interest rates were determined by the auction at MICEX on the day of the issue (providing an average effective cost of servicing the bonds until the early redemption date of 13.7%):

drop) although trading in preferred stock almost doubled in comparison with the previous year. At the same time number of transactions with common stock increased by 42% in comparison with previous year. Company capitalization has increased during the year by 13% and at year end reached US$ 365,182,804


Price and trading volume, preferred stock (RTS)
Trade volume
Share Price
Weighted Average Share Price, USD
Trade Volume, USD thousand
276
0.35
0.3
0.25
0.2
0.15
200
150
100
50
0
1 Jan
1 Feb
1 Mar
1 Apr
1 May
1 Jun
1 Jul
1 Aug
1 Sep
1 Oct
1 Nov
1 Dec

Common shares closed the year with 8.6 % growth and preferred shares closed the year with 45.7 % growth, having peaked (US$ 0.53 for common and US$ 0.305 for preferred shares) in late October- early November, which correlates with the peak of both the RTS and AK&M Telecom Indices.


North-West Telecom vs. RTS and AK&M Telecom
AK&M Telecom
RTS Index
SPTL
180
160
140
120
100
80
60


North-West Telecom vs. Dow Jones Telecom and S&P Global Telecom
SPTL
DJ Telecom
S&P Global Telecom
160
140
120
100
80
60

During the year the shares have generally traded within the ranges of two international indices - DJ Telecom and S&P Global Telecom. Two index measures of Russian company shares outperformed the common and preferred shares of the Company in calendar 2003. The RTS Index performance in this period was dominated by the strength of oil and gas companies, while mobile operators made a significant contribution to the AK&M Telecom Index performance. In general, the reporting year was a period of active restructuring for the Company, wherein the pre-requisites for future capitalization were created, as opposed to a focus on the near term appreciation of shares.

***American Depositary Receipts Program***

In 2001, North-West Telecom launched a Level I ADR (American Depository Receipt) program. Each ADR is equivalent to 50 common shares in the Company. J.P. Morgan Chase is the depository bank for these sponsored ADRs that are traded on the US Over-the-Counter market. The Company is actively working on a program aimed at increasing liquidity of its ADRs. The program involves input of Investor Relations and Securities Markets Operations

# Stock Performance

**Share price, 2003 (USD)**

| | Price Low / High | Last price | Market capitalization[1] |
|---|---|---|---|
| Common stock | 0.345 / 0.530 | 0.413 | 303,565,854 |
| Preferred stock | 0.201 / 0.305 | 0.305 | 61,616,950 |

**Share price changes, 2003 (%)**

| | 3 months | 6 months | 12 months |
|---|---|---|---|
| Common stock | -7.8% | 10.7% | 8.6% |
| Preferred stock | 13.0% | 38.6% | 45.7% |

**Trading volume and number of transactions (RTS)[2]**

| | 2003 | 2002 |
|---|---|---|
| **Trade volume, USD** | | |
| Common stock | 5,586,930 | 6,285,434 |
| Preferred stock | 2,548,874 | 1,289,227 |
| **Number of transactions** | | |
| Common stock | 272 | 192 |
| Preferred stock | 193 | 205 |

Price and trading volume, common stock (RTS)

Trade volume — Share Price
Weighted Average Share Price, USD: 0,50 0,45 0,40 0,35 0,30 0,25
Trade Volume, USD thousand: 250 200 150 100 50 0
294 990 255
1 ÿíâ 1 ôåâ 1 ìàð 1 àïð 1 ìàé 1 èþí 1 èþë 1 àâã 1 ñåí 1 îêò 1 íîÿ 1 äåê

Trading volumes in common stock in 2003 were somewhat less than in the prior year (12%

[1] Based on the RTS last transaction price at the end of 2003

[2] Volumes includes OTC transactions or so called "negotiated trades", registered by RTS but do not include other over-the counter transactions.

*North-West Telecom's common and preferred shares are traded in the Russian trading system (RTS),* Moscow *Interbank Currency Exchange (MICEX), in the St. Petersburg stock exchange, and in the corporate securities section of the St. Petersburg currency exchange*

Stock Exchange Listings and Trading Symbols

| **Securities exchange** | **Ticker symbol** | | **Start of trading (common/preferred)** |
|---|---|---|---|
| | **Common shares** | **Preferred shares** | |
| Russian Trading System (RTS) | SPTL | SPTLP | Sept. 1, 1995 / Jan. 23, 1997 |
| Moscow Interbank Currency Exchange | SPTL | SPTLP | Mar. 31, 2000 / Mar. 31, 2000 |
| St. Petersburg Stock Exchange | SPTL | SPTLP | Sept. 16, 1996 / Sept. 16, 1996 |
| St. Petersburg Currency Exchange | СЗТел | СЗТел-П | Sept. 16, 1996 / Sept. 16, 1996 |
| OTC USA | NWTEY[1] | | Sept. 4, 2001 |

[1] In the form of Level I ADR.

Information on current offers, bids, spread, price and market capitalization is available on: *www.rts.ru*; *www.skrin.ru*, *www.nqs.ru*

The Company's common and preferred shares are among the 62 stocks comprising the RTS Index. The stocks are part of the RTS A2-Level Quotation List, which includes only 17 securities.

| Total[1] | | 735,917,222 | 202,022,788 | 937,940,010 | 100% | 100% | 100% |
|---|---|---|---|---|---|---|---|

*Ownership structure at the end of 2003*


Common Stock
50.84%
0.20%
5.61%
43.34%
Preferred stock
0.00%
0.47%
44.18%
55.35%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
OJSC Svyazinvest
Management
Individuals
Other entities

# History Of Dividend Payments

| Share type | Common shares | | | Preferred shares type "A" | | |
|---|---|---|---|---|---|---|
| **Year** | **Dividend per one share, RUR** | **% of par value** | **Total amount (RUR thousand)** | **Dividend per one share, RUR** | **% of par value** | **Total amount (RUR thousand)** |
| 1998 | - | - | - | 0.01 | 1 | 841.86 |
| 1999 | 0.012 | 1.2 | 4,587.47 | 0.079 | 7.9 | 6,650.69 |
| 2000 | 0.119 | 11.9 | 56,293.78 | 0.257 | 25.7 | 29,441.30 |
| 2001 | 0.077 | 7.7 | 36,425.39 | 0.248 | 24.8 | 28,381.33 |
| 2002 | 0.064 | 6.4 | 47,098.69 | 0.140 | 14.0 | 28,283.21 |
| 2003 [2] | 0.083 | 8.3 | 61,081.13. | 0.357 | 35.7% | 72,122.1 |

1 The Company free-float is estimated at 40% of common shares and 100% of preferred.

2 Recommended by the Board of Direcotors and to be approved by the Annual Shareholder Meeting:

# SECURITIES

## Charter capital

Company charter capital is 937,940,010 RUR

**Shares declared and outstanding as for 31.12.2003**

| Types of shares | number | Par value. RUR |
|---|---|---|
| **I. Shares outstanding** | | |
| Common shares | **735,917,222** | 1 |
| Preferred shares | **202,022,788** | |
| **II. Shares declared but not issued** | | |
| Common shares | **36,517** | 1 |
| Preferred shares | **64,605** | |

## Ownership Structure

*Distribution of N.W. Telecom capital*

| Owner | Status | Common stock | Preferred stock | Total number of shares | Share in capital, total % | Common stocks, share in capital % | Preferred stocks, share in capital % |
|---|---|---|---|---|---|---|---|
| OJSC "Svyazinvest" | owner | 374,172,243 | 0 | 374,172,243 | 39.89% | 50.84% | 0 |
| Management | owner | 1,504,184 | 955,219 | 2,459,403 | 0.26% | 0.20% | 0.47% |
| Individual shareholders | owner | 41,297,190 | 89,250,995 | 130,548,185 | 13.92% | 5.61% | 44.18% |
| Other legal entities | owner | 15,870,345 | 17,235,940 | 33,106,285 | 3.53% | 2.16% | 8.53% |
| Other key shareholders, | | | | | | | |
| ZAO Brunswick UBS Warburg Nominees | nominee | 139,809,692 | 35,490,242 | 175,299,934 | 18.69% | 19.00% | 17.57% |
| ZAO DKK | nominee | 65,064,077 | 29,436,092 | 94,500,169 | 10.08% | 8.84% | 14.57% |
| ZAO ING Bank (Eurasia) | nominee | 7,128,661 | 7,932,655 | 15,061,316 | 1.61% | 0.97% | 3.93% |
| Lindsell Enterprises Limited | owner | 50,363,027 | 21,291,645 | 71,654,672 | 7.64% | 6.84% | 10.54% |
| "Fractor Investments Limited" | owner | 26,648,680 | 0 | 26,648,680 | 2.84% | 3.6% | 0 |
| OOO J.P. Morgan Bank International | nominee | 14,059,123 | 430,000 | 14,489,123 | 1.54% | 1.9% | 0.21% |
| Total, other key shareholders | | 303,073,260 | 94,580,634 | 397,653,894 | 42.40% | 41.18% | 46.82% |

**Consolidated Statements of Changes in Shareholders' Equity** ***(In thousands Rubles)***

| | Shareholders' equity | | | Accumulated inflationary effect on charter capital | Retained earnings and other reserves | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | Preferred shares | Ordinary shares | Treasury shares | | | |
| Balance as of December 31, 2001 | 202,023 | 735,917 | - | 1,724,089 | 10,482,806 | 13,144,835 |
| Net profit for the year | - | - | - | - | **473,598** | 473,598 |
| Dividends | - | - | - | - | **(99,442)** | (99,442) |
| Balance as of December 31, 2002 | 202,023 | 735,917 | - | 1,724,089 | 10,856,962 | 13,518,991 |
| Net profit for the year | - | - | - | - | **394,341** | 394,341 |
| Dividends | - | - | - | - | **(119,243)** | (119,243) |
| Redemption of treasury shares | - | - | **(8,998)** | - | - | (8,998) |
| Balance as of December 31, 2003 | 202,023 | 735,917 | (8,998) | 1,724,089 | 11,132,060 | 13,785,091 |

## Consolidated Statement of Cash Flows *(In thousands Rubles)*

| | 2003 | 2002, *(as restated)* |
|---|---|---|
| **Cash flows from operating activities** | | |
| Income before income tax and minority interest | **669,411** | 810,713 |
| **Adjustments to reconcile net income (loss) to net cash provided by operating activities:** | | |
| Foreign exchange loss | **69,451** | 189,497 |
| Monetary gain | **-** | (130,414) |
| Depreciation and amortization | **1,902,695** | 1,737,314 |
| Loss on disposal of property, plant and equipment | **113,661** | 167,311 |
| Loss from participation in associates | **25,275** | 1,421 |
| Interest expense, net | **267,204** | 278,584 |
| Doubtful debt provision expense | **329,406** | 108,440 |
| Other non-monetary gains, net | **(2,154)** | - |
| Loss (income) from financial investments and investments in associated companies | **39,122** | (27,202) |
| **Operating profit before working capital change** | **3,414,071** | 3,135,664 |
| Increase in accounts receivable | **(333,264)** | (317,095) |
| Decrease (increase) in other current assets | **55,461** | (278,646) |
| Increase in inventories | **(24,497)** | (13,841) |
| Increase (decrease) in accounts payable and accrued liabilities | **(64,016)** | 910,330 |
| Increase (decrease) in taxes and social contributions payable | **58,951** | (424,963) |
| **Cash flows from operating activities** | **3,106,706** | 3,011,449 |
| Interest paid | **(141,990)** | (233,195) |
| Profits tax paid | **(466,614)** | (343,018) |
| **Net cash flows provided by operating activities** | **2,498,102** | 2,435,236 |
| **Cash flows from investing activities:** | | |
| Acquisition of property, plant and equipment and intangibles | **(2,587,632)** | (2,213,888) |
| Proceeds from sale of property, plant and equipment | **136,104** | 70,535 |
| Sale (acquisition) of financial investments and other financial assets | **116,126** | 3,607 |
| Interest received | **24,044** | 18,400 |
| Dividend received | **949** | - |
| **Net cash flows used in investing activities** | **(2,310,409)** | (2,121,346) |
| **Cash flows from financing activities:** | | |
| Proceeds from borrowings | **2,161,471** | 1,637,359 |
| Repayment of borrowings | **(2,438,767)** | (1,159,067) |
| Proceeds from bond issue, net | **710,685** | 300,000 |
| Repayment of finance lease obligations | **(185,675)** | (118,963) |
| Repayment of supplier credits | **(382,403)** | (691,281) |
| Dividend paid | **(109,742)** | (105,988) |
| **Net cash flows used in financing activities** | **(244,431)** | (137,940) |
| Effect of hyperinflation on cash and cash equivalents | **-** | (42,407) |
| Increase (decrease) in cash and cash equivalents | **(56,738)** | 133,543 |
| Cash and cash equivalents at the beginning of year | **339,176** | 205,633 |
| **Cash and cash equivalents at the end of year** | **282,438** | 339,176 |
| **Non-monetary transactions:** | | |
| Property, plant and equipment received under lease contracts | **607,524** | 223,764 |
| Equipment contributions | **10,490** | 7,970 |

**Consolidated Statement of Operations** ***(In thousands Rubles)***

| | 2003 | 2002, *(as restated)* |
|---|---|---|
| **Revenues** | **12,381,322** | 10,790,609 |
| **Operating expenses** | | |
| Wages, salaries, other benefits and social contributions | **(3,938,787)** | (3,240,161) |
| Depreciation and amortization | **(1,902,695)** | (1,737,314) |
| Materials, repairs and maintenance, utilities | **(1,079,199)** | (1,167,841) |
| Taxes other than income tax | **(238,135)** | (336,866) |
| Interconnection charges – other operators | **(2,277,619)** | (1,898,095) |
| Doubtful debt provision expense | **(329,406)** | (108,440) |
| Loss on disposals of property, plant and equipment | **(113,661)** | (167,311) |
| Other operating expenses | **(1,316,939)** | (992,522) |
| **Total operating expenses** | **(11,196,441)** | (9,648,550) |
| **Operating income** | **1,184,881** | 1,142,059 |
| Loss from participation in associates | **(25,275)** | (1,421) |
| Interest expense, net | **(267,204)** | (278,584) |
| (Loss) income from financial investments | **(39,122)** | 27,202 |
| Other expenses, net | **(114,418)** | (19,460) |
| Foreign exchange loss | **(69,451)** | (189,497) |
| Monetary gain | **-** | 130,414 |
| **Income before income tax and minority interest** | **669,411** | 810,713 |
| **Income tax expense** | **(259,633)** | (335,855) |
| **Income before minority interest** | **409,778** | 474,858 |
| Minority interest | **(15,437)** | (1,260) |
| **Net income** | **394,341** | 473,598 |
| Preferred dividends | **(72,122)** | (28,283) |
| **Net income available to ordinary shareholders** | **322,219** | 445,315 |
| Basic and diluted earnings per ordinary share, Rubles | **0.44** | 0.61 |

## Consolidated Balance Sheets *(In thousands Rubles)*

| ASSETS | December 31 | |
|---|---|---|
| ***Non-current assets*** | **2003** | **2002,** *( as restated)* |
| Property, plant and equipment | **17,009,261** | 16,217,463 |
| Intangible assets and goodwill | **587,390** | 112,840 |
| Investments in associated companies | **82,622** | 246,160 |
| Long term financial investments | **662,283** | 693,811 |
| Other financial assets | **24,942** | 29,355 |
| Advances to equipment suppliers | **130,009** | 119,687 |
| ***Total non-current assets*** | **18,496,507** | 17,419,316 |
| ***Current assets*** | | |
| Inventories, net | **229,980** | 225,931 |
| Accounts receivable, net | **995,434** | 999,943 |
| Short-term financial investments | **4,834** | 4,924 |
| Other current assets | **620,288** | 670,730 |
| Cash and cash equivalents | **282,438** | 339,176 |
| ***Total current assets*** | **2,132,974** | 2,240,704 |
| *TOTAL ASSETS* | **20,629,481** | 19,660,020 |
| *SHAREHOLDERS' EQUITY AND LIABILITIES* | | |
| ***Shareholders' equity*** | | |
| Preference shares | **202,023** | 202,023 |
| Ordinary shares | **735,917** | 735,917 |
| Treasury shares | **(8,998)** | - |
| Inflation impact on share capital | **1,724,089** | 1,724,089 |
| Retained earnings and other reserves | **11,132,060** | 10,856,962 |
| ***Total shareholders' equity*** | **13,785,091** | 13,518,991 |
| ***Minority interest*** | **22,153** | 6,716 |
| ***Non-current liabilities*** | | |
| Long-term borrowings | **1,028,120** | 1,125,727 |
| Obligations under finance leases | **494,729** | 132,316 |
| Equipment contributions | **218,215** | 221,994 |
| Deferred income tax liability | **1,167,483** | 1,368,521 |
| Other non-current liabilities | **430** | 23,692 |
| ***Total non-current liabilities*** | **2,908,977** | 2,872,250 |
| ***Current liabilities*** | | |
| Accounts payable and accrued liabilities | **1,472,934** | 1,457,542 |
| Taxes payable and social security payable | **646,080** | 593,072 |
| Dividends payable | **88,378** | 78,877 |
| Short-term borrowings | **258,621** | 347,500 |
| Current portion of long-term borrowings | **1,212,078** | 653,563 |
| Current portion of obligations under finance leases | **235,169** | 131,509 |
| ***Total current liabilities*** | **3,913,260** | 3,262,063 |
| ***Commitments and contingencies*** | **-** | - |
| *TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES* | **20,629,481** | 19,660,020 |

31, 2003, and disclosing management's plans to maintain current liquidity and reduce working capital deficit.

8. As described in Note 1 "General Information", the Company was the subject of a reorganization that was approved by the shareholders on November 28, 2001. The Company accounted for the merger based on the principles of uniting of interests as described in IAS 22 "Business Combinations". In applying this method, the Company reflected amounts in the financial statements as if the entities had been combined from January 1, 2002, the earliest period presented.

July 31, 2004

# Consolidated Financial Statements under International Accounting Standards

## Independent Auditors' Report

To the Shareholders and Board of Directors

of OAO "North-West Telecom"

1. We have audited the accompanying consolidated balance sheet of OAO "North-West Telecom" (a Russian open joint-stock company, hereinafter – "the Company"), as of December 31, 2003, and the related statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraphs 3 and 4, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Summary of Significant Accounting Policies" and Note 26 "Pension Plans and Employee Benefits", the Company has not determined or disclosed its assets and liabilities under defined benefits plans in accordance with International Accounting Standard ("IAS") 19 "Employee Benefits". We were not able to quantify the adjustments, if any, to the financial statements. This matter also caused us to qualify our opinion on the financial statements ended December 31, 2002.

4. As described in Note 2 "Summary of Significant Accounting Policies" and Note 10 "Property, Plant and Equipment", the Company's accounting records relating to property, plant and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property, plant and equipment in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to better analyze the assumptions and estimates made by management. This matter also caused us to qualify our opinion on the financial statements ended December 31, 2002.

5. As a result of the matters described in paragraphs 3 and 4 above, adjustments, if any, could materially affect (i) property, plant and equipment, equipment contributions, assets and liabilities under defined benefits plans, deferred income tax liability, and retained earnings as of December 31, 2003, (ii) depreciation expense, loss on disposals of property, plant and equipment, income tax expense and net income for the year ended December 31, 2003 and the corresponding amounts, and (iii) related disclosures.

6. In our opinion, except for the effects on the financial statements of such adjustments, if any, from the matters referred to in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO "North-West Telecom" as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

7. Without qualifying our opinion, we draw your attention to Note 1 "General Information" referring to an excess of 1,780,286 thousand Rubles of the Company's current liabilities over current assets as at December

increased by 20.0% from RUR 3,262 million to RUR 3,913 million. At the same time, short-term borrowings have decreased from RUR 348 million to 259 million, or by 25.6%)

*Liquidity and Financial Resources*

As of December 31, 2003, the Company's current liabilities exceeded its current assets by 1,780,286 thousand Rubles (2002 - 1,021,359 thousand Rubles). The reporting period saw a decline in all liquidity ratios of the Company, largely due to non-use of long-term borrowing schemes. As a result, the share of short-term liabilities in the balance sheet structure significantly increased along with a reduction in the share of current assets.

**Financial ratios**

| | 2003 | 2002 |
|---|---|---|
| ROA (Net income/Total assets) | 1.91% | 2.41% |
| ROE (Net income/Equity) | 2.86% | 3.50% |
| Equity/Total assets ratio | 0.67 | 0.68 |
| Quick liquidity ratio | 0.33 | 0.41 |
| Current liquidity ratio | 0.55 | 0.69 |

The key factors contributing to the growth of short-term liabilities in the reporting period include:

- Reclassification of the first issue bonds from long-term liabilities to short-term liabilities;
- Increase in short-term trade liabilities, including an increase in lease payments due in the next 12 months.

Management believes that future cash flows from operating activities will be sufficient to finance ongoing operations. Investment activities will be financed from operating cash flows and long-term borrowings in equal parts. The existing short-term liabilities and borrowings may be prolonged or refinanced, as necessary. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements, if necessary.

In 2004 the Company intends to reduce the share of short-term liabilities in the balance sheet structure and, as a consequence, improve its liquidity ratios through the implementation of certain debt restructuring and debt service cost reduction policies by taking the following measures:

- Secondary placement of 2nd issue bonds held in treasury with a nominal value of RUR 750 million maturing not earlier than October 4, 2005;
- Primary placement of 3rd bond issue of RUR 2.5 – 3 billion in the fourth quarter of 2004 orthe first half of 2005 with maturities ranging from 3 to 6 years;
- Conclusion of credit agreements with the North-West branch of Sberbank RF to obtain long-term financing within the limit of RUR 500 million established for the Company.

In addition to debt restructuring, management expects further positive effect on the Company's financial standing from implementation of a centralized treasury function starting January 1, 2004, that will, in particular, permit the Company to optimize its borrowing policies.

## Financial Position


Liabilities and Shareholders' equity
(RUR million)
3,913
2,909
22
13,785
3,262
2,872
7
13,519
2002
2003
Shareholders' equity
Minority interest
Non-current liabilities
Current liabilities

**Summary balance sheet data (IAS) *(RUR thousand)***

| | Dec. 31, 2003 | Dec. 31, 2002 |
|---|---|---|
| Property, plant and equipment | **17,009,261** | 16,217,463 |
| Intangible assets and goodwill | **587,390** | 112,840 |
| Long term financial investments | **662,283** | 693,811 |
| Advances to equipment suppliers | **130,009** | 119,687 |
| Inventories, net | **229,980** | 225,931 |
| Accounts receivable, net | **995,434** | 999,943 |
| Other current assets | **620,288** | 670,730 |
| Cash and cash equivalents | **282,438** | 339,176 |
| TOTAL ASSETS | **20,629,481** | 19,660,020 |
| Shareholders' equity | **13,785,091** | 13,518,991 |
| Minority interest | **22,153** | 6,716 |
| Long-term borrowings | **1,028,120** | 1,125,727 |
| Obligations under finance leases | **494,729** | 132,316 |
| Deferred income tax liability | **1,167,483** | 1,368,521 |
| Accounts payable and accrued liabilities | **1,472,934** | 1,457,542 |
| Short-term borrowings | **258,621** | 347,500 |
| Current portion of long-term borrowings | **1,212,078** | 653,563 |
| TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES | **20,629,481** | 19,660,020 |

*Assets*

Total assets at December 31, 2003 reached RUR 20,629 million – a 4.9% increase against December 31, 2002 Non-current assets increased by 6.2% to RUR 18,496 million. Non-current assets account for 89.7% of the total assets: their share of total assets has grown by 3.0% against the previous year. Property, plant and equipment are responsible for the largest share of non-current assets - RUR 17,009 million, or 84.5% of total assets. The share of this item in total assets has not changed during the reporting period. Property, plant and equipment includes: building and constructions, switches and transmitting devices, construction in progress, equipment for installation and machinery. Intangible assets and goodwill has grown 424% from RUR 112 million to RUR 587 million (or 0.57% to 2.85% of total assets). Intangible assets include the cost of on acquisition of non-exclusive rights to the ERP system based on Oracle E-Business Suite software. The total contractual amount is RUR 467.8 million.

Total current assets decreased by 4.8% from RUR 2,241 million to RUR 2,133 million. Of these, cash and cash equivalents have dropped since the previous year by 16.7% (from RUR 339 million. to RUR 282 million).

*Liabilities and shareholder's equity*

Total shareholders' equity increased by 1.9% to RUR 13,785 at year-end 2003. RUR 11,132 million were represented by retained earnings and other reserves, which has increased by 2.53%. While total non-current liabilities have changed insignificantly (1.3% growth from RUR 2,872 million. to RUR 2,909 million), current liabilities

**Operating expenses breakdown, RUR million**


2003
2002
Wages, salaries, other benefits and social contributions
3,939
3,240
Amortization and depreciation
1,903
1,737
Material, repairs, utilities
1,079
1,168
Interconnection charges -other operators
2,278
1,898
Other
1,998
1,605

*Profitability*

Operating income amounted to RUR 1.18 billion, 4% higher than operating income for the previous year. EBITDA for 2003 year totaled RUR 2.3 billion. EBITDA margin for the reporting period was 18.6 %.

Company net profit amounted to RUR 394 million, a 16% decrease against the previous year (RUR 473 million.) The decrease in net profit is explained, in part, by a change in the Company accounting policy. Effective January 1, 2003, international accounting and financial reporting bodies have determined that the Russian Federation no longer meets the criteria for hyperinflation of IAS #29 "Financial Reporting in Hyperinflationary Economies." Thus, effective as of that date, the Company ceased to apply IAS #29. For purposes of comparison, the change in rouble purchasing power represented an impact of RUR 130 million on the income statement for the year ended December 31, 2002.

The difference between the Company net profit figures for the year 2003 under IAS (RUR 394 million) and under RAS (RUR 837 million) is explained mostly by higher amortization charges under IAS policies.

**Operating and Net Profit margin**


2003
9.6%
3.2%
2002
10.6%
4.4%
0%
5%
10%
15%
20%
25%
Operating profit margin
Net profit margin

| | | |
|---|---|---|
| **Other services** | **429,653** | 364,260 |
| **Total revenues** | **12,381,322** | 10,790,609 |



Revenues (RUR million)
2003
2002
Local telephone services
4,265
3,563
Long distance telephone services - national
3,023
3,062
Long distance telephone services - international
1,452
1,461
Transit of traffic
1,077
637
Other
2,563
2,067


*Operating expenses*

Operating expenses during the reporting period increased by 16.0% against the previous year and totaled RUR 11,196 million. The overall structure of expenses remained largely unchanged. Wages, salaries, other benefits and social contributions remain the most significant component of expenses (35.2% of total operating expenses), followed by interconnection charges to other operators, depreciation and amortization charges, material expenses and other operating expenses (respectively 20.3%, 17.0%, 9.6% and 11.8%). Wages, salaries, other benefits and social contributions increased by 21.6% during the reporting period, interconnection charges increased by 20.0%, depreciation and amortization charges increased 9.5%. Other operating expenses (including general and administrative expenses, rent of premises, audit and consulting fees, cost of goods sold, advertising expenses, information expenses and other) grew by 32.6%. Although doubtful debt provision grew substantially - by 203% - its share of overall expenses remains small - 2.9%.

**Operating expenses, (RUR thousands)**

| | **2003** | **2002** |
|---|---|---|
| Wages, salaries, other benefits and social contributions | **3,938,787** | 3,240,161 |
| Depreciation and amortization | **1,902,695** | 1,737,314 |
| Materials, repairs and maintenance, utilities | **1,079,199** | 1,167,841 |
| Taxes other than income tax | **238,135** | 336,866 |
| Interconnection charges- other operators. | **2,277,619** | 1,898,095 |
| Doubtful debt provision expense | **329,406** | 108,440 |
| Loss on disposals of property, plant and equipment | **113,661** | 167,311 |
| Other operating expenses | **1,316,939** | 992,522 |
| **Total operating expenses** | **11,196,441** | 9,648,550 |

# Discussion of Financial Statement under International Accounting Standards

## Results of Operations

Key financial figures, RUR million


12,381
11,196
2003
1,185
669
394
10,790
9,649
2002
1,142
811
474
Revenues
Operating expenses
Operating income
Income before tax and minority interest
Net income

**Summary income statement data (IAS)** *(RUR thousand)*

| | 2003 | 2002 |
|---|---|---|
| Revenues | **12,381,322** | 10,790,609 |
| Operating expenses | **(11,196,441)** | (9,648,550) |
| Operating income | **1,184,881** | 1,142,059 |
| Income before income tax and minority interest | **669,411** | 810,713 |
| Income before minority interest | **409,778** | 474,858 |
| Net income | **394,341** | 473,598 |
| Net income available to ordinary shareholders | **322,219** | 445,315 |
| Basic and diluted earnings per ordinary share, Rubles | **0.44** | 0.61 |

*Revenues*

IAS revenues increased during the reporting period by 14.7 % to 12,381 million roubles. The largest components of revenues from subscribers remained local telephone services and long distance telephone services, both national and international, responsible respectively, for 34.5%, 24.4 % and 11.7% of total revenues. While revenues from local telephone services grew by 19.7%, revenues from long distance calls experienced a slight decrease - by 1.3% in the case of national services and 0.6% in case of international. Revenues from telecommunications operators grew substantially – by 69.1%. In 2002, these revenues accounted for 5.9% of total revenues, while during the reporting year they reached the level of 8.7%. These revenues primarily consist of charges for incoming traffic from OJSC Rostelecom, as well as telecommunications operators affiliated with OJSC "Telecominvest." The increase in this item is largely explained by the new system of settlement between Rostelecom and regional telecom operators, allowing the latter to realize revenue from landed traffic of other operators. The spectacular 65% growth of new services during the reporting period include Internet, ISDN, IP telephony and intelligent network services.

**Revenues, (RUR thousands)**

| | 2003 | 2002 |
|---|---|---|
| **Revenue from subscribers** | | |
| Local telephone services | **4,265,202** | 3,563,497 |
| Long distance telephone services - national | **3,023,356** | 3,062,396 |
| Long distance telephone services - international | **1,452,379** | 1,460,514 |
| Other telecommunications services | **714,062** | 587,848 |
| Installation and connecting fees | **595,214** | 548,949 |
| New services | **437,251** | 264,990 |
| Documentary services | **112,231** | 128,272 |
| Data transfer and telematic services | **103,449** | 63,976 |
| Rent of telephone channels | **95,243** | 73,867 |
| Mobile telecommunications services | **53,310** | 14,907 |
| Radio and TV broadcasting | **22,534** | 19,972 |
| **Total revenue from subscribers** | **10,874,231** | 9,789,188 |
| **Revenue from telecommunication operators** | | |
| Transit of traffic | **1,077,438** | 637,161 |

# Income Statement for the year ended December 31, 2003

| *(RUR thousands)* | **2003** | **2002** |
|---|---|---|
| **Revenues** | **12,336,392** | **10,091,841** |
| Including: Telecommunication services revenues | 11,959,978 | 9,778,167 |
| Cost of goods sold | (9,483,725) | (7,443,369) |
| Including: Cost of telecommunication services sold | (9,316,348) | (7,300,095) |
| **Gross profit** | **2,852,667** | **2,648,472** |
| Selling expenses | - | - |
| General and administrative expenses | - | - |
| **Operating profit** | **2,852,667** | **2,648,472** |
| Interest income | 23,326 | 11,207 |
| Interest expenses | (222,982) | (214,256) |
| Equity income | 697 | 489 |
| Other income | 358,971 | 544,470 |
| Other expenses | (1,004,793) | (1,625,542) |
| Non-operating income | 261,133 | 129,317 |
| Non-operating expenses | (945,849) | (871,654) |
| **Income before tax** | 1,323,170 | 622,503 |
| Income tax | (484,480) | (439,801) |
| **Net income before extraordinary items** | **838,690** | **182,702** |
| Extraordinary income | 4,223 | - |
| Extraordinary expenses | (5,435) | (8) |
| **Net income (retained earnings)** | **837,478** | **182,694** |

# Balance Sheet as of December 31, 2003

| *(RUR thousands)* | **January 1, 2003** | **December 31, 2003** |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Intangible Assets | 115 | 10 |
| Property, Plant and Equipment | 10,953,003 | 13,343,154 |
| Construction in Progress | 1,208,435 | 724,863 |
| Long-term financial investments | 159,481 | 163,369 |
| Deferred tax assets | 126,749 | 261,047 |
| Other non-current | 205,104 | 736,553 |
| **Total Non-Current Assets** | **12,652,887** | **15,228,996** |
| **Current Assets** | | |
| Inventories | 280,422 | 315,321 |
| Value-added Tax Receivable | 407,099 | 615,000 |
| Accounts Receivable (due in more than 12 months) | 17,009 | 46,601 |
| Accounts Receivable (due in less than 12 months) | 1,355,579 | 1,121,575 |
| Short-term Financial Investments | 12,959 | 6,841 |
| Cash and Cash Equivalents | 338,473 | 279,988 |
| Other non-current assets | 362 | 507 |
| **Total Current Assets** | **2,411,903** | **2,385,833** |
| **TOTAL ASSETS** | **15,064,790** | **17,614,829** |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | |
| **Shareholders' Equity** | | |
| Share Capital – Authorized and Issued | 937,940 | 937,940 |
| Additional Paid-in Capital | 6,941,473 | 6,859,040 |
| Reserve Fund | 29,375 | 46,897 |
| Retained Earnings from Previous Years | 2,820,322 | 2,755,301 |
| Retained Earnings for the Reporting Year | X | 837,478 |
| **Total Shareholders' Equity** | **10,729,110** | **11,436,656** |
| **Long-Term Liabilities** | | |
| Credits and Loans | 434,622 | 830,764 |
| Other Long-term Liabilities | 906,825 | 1,093,761 |
| **Total Long-Term Liabilities** | **1,612,770** | **2,325,036** |
| **Short-Term Liabilities** | | |
| Credits and Loans | 579,006 | 963,764 |
| Accounts Payable | 2,063,014 | 2,842,497 |
| Due to Shareholders | 50,557 | 15,981 |
| Deferred Income | 30,333 | 30,895 |
| **Total Short-Term Liabilities** | **2,722,910** | **3,853,137** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **15,064,790** | **17,614,829** |

# Financial Statements under Russian Accounting Standards

## Independent Auditors' Report

### OF JSC NORTH-WEST TELECOM FINANCIAL STATEMENT

To the shareholders of JSC North-West Telecom

We have audited the accompanying financial statements of JSC North-West Telecom for the period dated 01 January through 31 December 2003.

The financial statements of JSC North-West Telecom consist of the balance sheet, accompanying income statement designated with the words "for the accounting period", report on changes in shareholders' capital for the period from 01 January through 31 December 2003, statement of cash flows designated with the words "for the accounting year", attachment to the balance sheet regarding the figures relating to the period from 01 January through 31 December 2003 and the explanatory notes (notes 3-13) regarding information relating to the period from 1st January till 31st December 2003 (hereinafter Accounting Reports). The financial statements are the responsibility of the management of JSC North-West Telecom. Our responsibility is to express our opinion as to the credibility of these reports in all substantial respects and the conformity of the accounting procedures according to the Russian Federation laws on the basis of audit. W e did not audit the comparable data for the period preceding the accounting period, which are provided in the income statement, changes in shareholders' capital, attachments to the balance sheet and explanatory notes (notes 3-13) regarding performance for the period from 01 January through 31 December 2002, which were prepared by JSC North-West Telecom to reflect the mergers of 01 November 2002 in accordance with the principles set forth in note 3 of the explanatory note. We also did not audit the 2001 and 2002 data provided in Attachment 2 of the Accounting Reports, which were presented to reflect the mergers as if the reorganization took place as of 01 January 2001.

We carried out the audit in accordance with the Federal Law "On Auditing", approved federal audit rules (standards), Audit Rules (standards) approved by the Russian Federation President Commission on Auditing.

The audit was planned and carried out so as to be reasonably certain that the accounting reports not to contain material distortions. The audit was carried out on a selective basis and included a study on the test basis of proofs confirming the values and disclosure of information on financial and economic activity of the company in the accounting reports, evaluation of accounting principles and methods, accounting reports preparation rules and material estimates obtained by the management of the audited entity as well as the evaluation of the overall presentation of the accounting reports. We believe that the audit provides sufficient grounds for expressing our opinion on the credibility of the accounting reports in all material aspects and conformity of the accounting procedure to laws of the Russian Federation.

In our opinion, in 2003 the accounting procedures regarding the preparation of the accounting reports of JSC North-West Telecom met the requirements of Federal Law "On Accounting" No. 129-FZ of 21 November 1996 and the aforementioned accounting reports prepared in accordance with this Law in all material aspects truly reflect the financial position of JSC North- West Telecom as of 31 December 2003 and results of its financial and economic activity for the period from 01 January through 31 of December 2003.

Without qualifications in our report, we would draw your attention to note 13 of the explanatory note describing the fact that at the general meeting of shareholders on 15 April 2004 the shareholders made the decision on the reorganization of JSC North-West Telecom by affiliation with - JSC «Svyaz» of Komi Republic and JSC Lensvyaz.

Without qualifications in our report, we would draw your attention to note 4 "Analysis and evaluation of the balance sheet structure and profit trends" of the explanatory note by pointing out that the current liabilities of JSC North-West Telecom exceeded its current assets by 1,467 million rubles as of 31 December 2003 as well as the management's plans to maintain the current liquidity and reduce capital debt.

The accompanying financial statements are not aimed at representing the financial position and activity results in accordance with the accounting principles or methods that are generally accepted in any countries and any administrative territorial formations other than the Russian Federation. Accordingly, the attached financial statements are not intended for those persons who are not acquainted with Russian accounting principles, procedures and methods.

April 16, 2004 Aleksandr Svistich, Partner, Elina Rytseva, Manager

## Financial Ratios and Indices

*Capex to revenue* ratio increased from 0.17 to 0.24 which illustrates the Company's strong commitment to investment in fixed assets. This growth is especially satisfying against the background of increased revenue proper.

*Return on assets* during 2003 increased from 1.2% to 5.1% in comparison with previous year. Of this growth, 3.6% was achieved due to increased profitability of the Company and 0.3% was due to improved asset turnover.

**Financial ratios**

| | 2003 | 2002 |
|---|---|---|
| Capex/Revenue | 0.24 | 0.17 |
| ROA (Net income/Total assets) | 5.1% | 1.2% |
| ROE (Net income/Equity) | 7.6% | 1.7% |
| Equity/Total assets ratio | 0.65 | 0.71 |
| Quick liquidity ratio | 0.37 | 0.63 |
| Current liquidity ratio | 0.62 | 0.89 |

*Return on equity* increased from 1.7% to 7.6%. This was achieved through increased net income margin (5.1%), increased asset turnover (0.4%), and the reduced share of equity in combined equity and liabilities (0.4%).

*Liquidity ratios* declined during the reporting period: the quick liquidity ration fell by 41% and the current liquidity ratio by 30%.

The deterioration of liquidity ratios during the reporting period is explained by the substantial increase in short-term liabilities as a share of the balance sheet structure. The major factor behind this trend was the approaching maturity of the first bond issue. The Company is planning to achieve improvement in its liquidity ratios due to policies aimed at restructuring its liabilities and decreasing its servicing costs. These policies will include the following measures: 1) a secondary placement of the Company's own 2nd issue bonds bought back earlier (par value of RUR 750 million), 2) a 3rd bond issue worth RUR 2.5-3.0 billion with a 3 to 6 year maturity, planned for 4th quarter of 2004 or 1st half of 2005, and 3) obtaining RUR 500 million in long-term loans from Sberbank.

*Productivity ratios* have improved, reflecting the continued positive effect from consolidation, success of Company policy aimed at optimization of its labor force, as well as a general increase in efficiency. During the reporting period in comparison with the previous year selected productivity indices have grown: revenue per line 16.5%, profit per line 334%, revenue per employee 31%, profit per employee 383%, number of lines per employee 12%.

**Productivity ratios**

| | 2003 | 2002 |
|---|---|---|
| Revenue per line, RUR | 3,587 | 3,080 |
| Profit per line, RUR | 243 | 56 |
| Revenue per employee, RUR | 423 | 323 |
| Profit per employee, RUR thousand | 29 | 6 |
| Number of lines per employee, lines | 118 | 105 |

*The Company's own capital* remains the main source of asset formation. Shareholders' equity increased over the year by RUR 707 million, or by 6.6%, although, at the end of 2003, its share in sources of financing had decreased by 6.3% to 64.9%.

*Borrowings* increased by RUR 1.842 million, or by 42.5%. Their share in combined liabilities and shareholders' equity for the end of the reporting period was 35.1% (a 6.3% increase).

The following changes took place in the borrowings structure:

*Long-term liabilities* grew by RUR 712 million or by 44%, their share in combined liabilities and shareholder equity increasing from 10.7% to 13.2%. The main factor affecting the dynamics and absolute size of long-term liabilities in the year 2003 was the issuance of RUR 1.5 billion in four year bonds.

*Short-term liabilities* increased by RUR 1,130 million, or by 41.5%, including growth in short-term loans by 66.5% to RUR 964 million, and an increase in accounts payable by 37.8% to RUR 2.842 million. The share of short-term liabilities in the combined liabilities and shareholders' equity increased by 3.8% to 21.9%. During 2003, the Company, bearing in mind the unstable situation in the currency markets, has adopted a policy of decreased borrowing in foreign currencies, leading to a drop in the share of foreign currency borrowings to total borrowings during the reporting year from 41% to 20%.

**Liabilities and shareholder's equity, (*RUR million*)**


2,723
1,613
10,729
3,853
2,325
11,437
2002
2003
Short-term liabilities
Long-term liabilities
Shareholders' equity

## Financial Position

***Total assets*** increased by 16.9% to RUR 17,615 million as of December 31, 2003, from 15,065 RUR million as of January 1, 2003.

***Non-current assets*** represent 86.5% of total assets, consistent with the capital intensive nature of the telecom industry. The following changes occurred within the main components of non-current assets :

*Property, plant and equipment* grew by RUR 2.390million, or 21.8%, in comparison with previous year. The share of property, plant and equipment in total assets increased by 3% to 75.7%.

*Construction in progress* decreased by almost RUR 484 million, or 40%, from the previous year, its share of total assets almost halved from 8% to 4.1%.

*Long-term financial investments* remained practically unchanged from year to year, increasing by RUR 4 million, or 2.4%.

*Other non-current assets* increased by RUR 532 million, their share in total assets increasing by 2.8% to 4.2%.

***Current assets*** decreased by 1.1% during the year and at December 31, 2003 their share of total assets was 13.5%. The following changes occurred in the structure of current assets:

*Inventories* increased over the year by RUR 35 million, or 12.5%, their share of total assets increasing by 0.7% to 1.8%.

*Accounts receivable* decreased by 14.9%, or by RUR 205 million, the relative share of total assets dropping from 9.1% to 6.6%, reflecting the Company's effort aimed at improvement of payment collections.

The most liquid assets *Cash* and *Short-term financial investment* dropped in absolute terms by RUR 64 million, or 18%, and their share in total assets decreased by 0.7% to 1.6%.

**Summary balance sheet data (RAS)** ***(RUR million)***

| | January 1 | December 31 |
|---|---|---|
| Cash, cash equivalents | 280 | 338 |
| Accounts receivable | 1,373 | 1,168 |
| Value-added tax receivable | 407 | 615 |
| Inventories | 280 | 315 |
| Construction in progress | 1,208 | 725 |
| Property, plant and equipment | 10,953 | 13,343 |
| **Total assets** | **15,065** | **17,615** |
| Accounts payable | 2,063 | 2,842 |
| Short-term credits and loans | 579 | 964 |
| Long-term liabilities | 1,613 | 2,325 |
| Total liabilities | 4,336 | 6,178 |
| Shareholders' equity | 10,729 | 11,437 |
| **Total shareholders' equity and liabilities** | **15,065** | **17,615** |

*Profitability*

Operating profit increased in 2003 by RUR 204.2 million or 7.7% from the level of 2002 and reached RUR 2,852 million. The profitability of the Company's principal activity decreased slightly by 3% and totaled 23.1%.

Petersburg Telephone Network (PTN) remained the most profitable branch of N.W. Telecom in the year 2003.. While PTN contributed 49% to total revenue of NWT, PTN's share in total operating profit of the Company is 65%, with the operating profit margin of PTN being 31%. In addition to PTN, the following regional branches were most profitable (figures in brackets show respective operating profit margins): Cherepovets (31%), Pskov (22%), Kaliningrad (20%) and Vologda (19%).

Income before tax more than doubled in 2003 from RUR 622,503 thousand to RUR 1,323,170 thousand.

Net profit for the year 2003 totaled RUR 837,472 thousand - a more than fourfold increase against RUR 182,694 thousand for the previous year.

The growth of pre-tax income and net profit in 2003 against the level of 2002 is partially explained by certain non-operating items of expense and income. In particular, the provision for doubtful accounts declined from RUR 792 million in 2002 to RUR 409 million in 2003. Also, a gain of RUR 128 million was recorded during 2003 from the sale of shares of "Delta Telecom," a subsidiary telecommunications company.

Earnings per share for the year 2003 increased almost fivefold over the previous year, as restated, from RUR 0.21 to RUR 1.04.


Key financial figures, RUR million
2003
12,336
9,484
2,852
1,323
837
2002
10,092
7,443
2,649
623
183
Revenues
Cost of revenues
Operating profit
Income before tax
Net income

**Operating and net profit margin**


2003
23.1%
6.8%
2002
26.2%
1.8%
0%
5%
10%
15%
20%
25%
Operating profit margin
Net income margin

*Costs*

Costs of revenue grew by 27%. The cost structure did not change substantially during the reporting year

The main cost components were: personnel related costs (36.1% of total costs), costs related to other telecom operators (24.1%), services outsourced and other expenses (21.8%); amortization and depreciation (10.2%), material and energy costs (7.8%);

Personnel related costs, including social tax, grew by 23.9%, primarily as a result of the Company policy aimed at strengthening its competitive position in the labor market.



Costs breakdown, RUR million
2003
2002
Personnel costs
3,423
2,762
Amortization and depreciation
968
785
Material and energy costs
740
558
Services of telecom operators
2,290
1,815
Services outsourced and other expenses
2,063
1,523


Amortization and depreciation increased by 23% in connection with increased usage of equipment under leasing contracts, involving higher amortization rates.

Material and energy costs grew by 32.6%, in part due to a new accounting policy, according to which fixed assets worth less than RUR 10 thousand are expensed as material costs instead of being depreciated over time. This component has also been influenced by increased tariffs for electricity and heating.

Costs related to other telecom operators increased by 26.2% in connection with the growing volume of services provided by other operators. Rostelecom was responsible for the largest share of services provided by other operators – RUR 1,838 million, or 80.3%. This figure grew by 23.6% from last year's RUR 1,487 million.

Other expenses include costs of outsourced services, taxes and duties, and other miscellaneous expenses. Other expenses grew by 35.5% during the reporting period. Such significant growth is largely explained by the allocation of RUR 373 million to reserve for future periods in connection with payments in year 2004 to personnel due for 2003.

# Discussion of Financial Statements under Russian Accounting Standards

## Results of Operations

*Revenues*

Revenues for the year 2003 totaled RUR 12,336 million, a 22% growth against 10,092 million for the previous year. Of this increase, RUR 1,399 million (or 62.3%) was due to increased volume of telecommunications services provided and RUR 845 million (or 37.7%) was due to tariff increases.

Revenues from telecommunication services were responsible for 97%of total revenues.

The highest pace of growth was demonstrated by revenues from local telephony (29.7%) and Internet and other new services (79.51%). The growth of revenues from local telephony is explained by increased flat fees for local urban calls by 24.6% on average, while the increase in revenues from Internet and other new services reflects our deliberate policy aimed at development of these services.

Revenues from long distance calls grew at the least pace (12.3% growth over the year) due to the reduction of average tariffs and the reduced rate of traffic growth.

The share of long distance telephony in the overall structure of revenues decreased by 3.6% (from 43.9% to 40.3%), while the share of local telephony, internet and other new services increased from 46.6% to 49.5% and from 2.4% to 3.5%, respectively.

During 2003, Rostelecom introduced a new system of settlement with regional telecoms for international traffic transition. The new settlement system differentiates payments for transfer of long distance traffic via the Rostelecom network and transition of landed traffic via operators' networks. The new settlement system, introduced in August, 2003, allowed the Company to receive income from landed traffic, leading to a revenue increase of RUR 195.7 million.

**Summary income statement data (RAS)**

| | 2003 | 2002 |
|---|---|---|
| Revenue | 12,336 | 10,092 |
| Local and access | 6,105 | 4,706 |
| Long distance | 4,969 | 4,426 |
| Internet, data and other new services | 438 | 244 |
| Other telecom services | 448 | 403 |
| Other services | 376 | 313 |
| Cost of revenue | 9,484 | 7,443 |
| Operating profit | 2,852 | 2,649 |
| Other operating incomes (expenses) | (845) | (1,284) |
| Non-operating incomes (expenses) | (685) | (742) |
| Income tax | (484) | (440) |
| Net profit (loss) | 837 | 183 |
| Earnings per share (RUR)[1] | 1.04 | 0.21 |

**Revenue breakdown, RUR million**


Local telephony
6,105
4,706
Long-distance telephony
4,969
4,426
Internet and other new services
438
244
Other telecom services
448
403
Other services
376
313
2003
2002
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000

[1] Earnings per share of common stock have been calculated: for year 2002 on basis of net profit, retrospectively adjusted for accounting policies applied during the year 2003. For both years the figures reflected dividends on preferred shares, for year 2002 figure of actually paid dividends has been used, for year 2003 figure recommended by the BoD.

# FINANCIAL REPORT

## Basis of Presentation

In this Financial Report, the Company presents its financial statements prepared in accordance with Russian Accounting Standards (RAS) and in accordance with International Accounting Standards (IAS) for the period from January 1, 2002 through December 31, 2003 including:

North-West Telecom's RAS financial statements include the following:

1. Independent Auditors' Report.
2. Audited Balance sheets as of December 31, 2003 and January 1, 2003.
3. Audited Income statements for the years ended December 31, 2003 and December 31, 2002.

Pursuant to "Accounting Provisions" (PBU's) adopted by the Ministry of Finance during the reporting period, and in order to make the financial statements more comparable and consistent, certain amounts in the financial statements as of December 31, 2002, and the year then ended, have been restated. In particular, the restatements are the result of the following new provisions. PBU 17/2002 ("Expenses in connection with research and development") introduced new rules for the accounting for, and expensing of, outlays for completed R&D. PBU 18/2002 ("Accounting for income tax") resulted in changes to the following accounts: conditional expense (income) on income tax, current income tax, fixed tax assets and liabilities, and deferred tax assets and liabilities.

North-West Telecom's IAS financial statements include the following:

1. Independent Auditors' Report.
2. Audited Balance Sheets as of January 1, 2003 and December 31, 2003.
3. Audited Statements of Operations for the years ended December 31, 2003 and December 31, 2002.
4. Audited Statements of Cash Flows for the years ended December 31, 2003 and December 31, 2002.
5. Audited Statements of Changes in Shareholders' Equity for the years ended December 31, 2003 and December 31, 2002.

Audited notes to financial statements for the year ended December 31, 2003 are not presented in this Financial Report. The full text of these audited notes, in English, is available on the Company website (http://www.nwtelecom.ru/) at Economics and Finance/ Information for Investors.

*efficiencies*

remaining regional incumbent telephone companies - Lensvyaz, servicing Leningrad oblast, and Komisvyaz of Komi Republic - with N.W. Telecom. (See map). The rationale behind the merger is to enhance operating efficiencies, strengthen market share and improve investment appeal. The two new operators will bring to the Company approximately 20% of capacity, increasing the total number of lines up to 4.54 million.


Murmansk
Murmansk Region
Nenets autonomous region
Republic of Karelia
Arkhangelsk
Republic of Komi
Arkhangelsk Region
Petrozavodsk
Syktyvkar
St. Petersburg
Leningrad Region
Vologda Region
Vologda
Novgorod
Novgorod Region
Pskov
Pskov Region
Kaliningrad Region
Kaliningrad

In order to complete the merger, N.W._Telecom will issue 145,134,309 new ordinary shares and 48,379,035 new preferred shares. Swap ratios per one N.W. Telecom share will be 0.0268 shares of Lensvyaz and 4.0 shares for Komi Svyaz. After the conversion, current shareholders of Lensvyaz, Komi Svyaz, and N.W._Telecom will represent respectively 9%, 8%, and 83% of the capital of the merged entity.[1]

**Capital structure after merger**


N.W.Telecom
83%
svyaz
9%
Komi Svyaz
8%

---

[1] See section "The key events after December 31, 2003".

# COMPANY'S REORGANIZATION

## Consolidation process and benefits

*Consolidation completed, reorganization continued*

Having been formed through the merger of the core company with 8 other regional incumbent operators in 2002 N.W. Telecom entered the scene of the Russian telecommunications industry as one of the largest operators. But in order to fully exploit the economies of scale and scope arising from the merger, the Company needed to complete the consolidation process by creating a unified management and financial system and integrating operations of former separate regional operators, and such work has been continued through the year 2003.

Tasks completed during 2003 along consolidation lines

- Formation of coherent organizational structure completed
- Main documents, regulating work of the Company adopted
- Key financial procedures consolidated

Remaining consolidation tasks

- Introduction of centralized treasury system
- Improvement of operational control over budget realization
- Further optimization of investment process

*Consolidation leads to improvements in operational results, stronger market positions and greater investment appeal*

Increased operational efficiency

- Centralization of financial function and investment activities
- Centralized procurement policy enabling economy of scale
- Operating synergies through the reduction of direct costs and interconnection expenses and the reduction of marketing, sales and billing expenses due to more efficient budgeting and personnel policies
- Labor force optimization and increased labor production
- Consolidation and integration of ATC capacity, routing and last mile networks in the North-West region
- Knowledge transfer and employment of best practices across the combined company

Strengthening market position

- Opportunity to offer integrated services to large regional clients
- Ability to concentrate resources in priority areas
- Increased leverage on business counter-parties

Stronger financial position and investment appeal

- Increased share liquidity
- Improved borrowing capacity and decreased cost of capital due to stronger balance sheet and consolidated cash flow of the combined company

## Merging with Lensvyaz and Komi Svyaz

*The merger will increase the scale and improve*

In order to complete integration of telecommunications services in the North-West region, on May, 15 the Board of Directors approved plans to merge the two

# CREDIT RATINGS

*The Company believes that it is very important to build integrated system of ratings*

*On March 28, 2003, Standard and Poor's raised the long-term credit ratings of OJSC North-West Telecom from CCC to "B-", the outlook being "stable." The Standard and Poor's National scale rating for the Company and its RUR 300 million bond issue was also upgraded from "ruBB" to "ruBBB" the outlook being " stable."*

**North-West Telecom Credit ratings**

| | 2003 | 2002 |
|---|---|---|
| International credit rating | **B- /outlook stable** | **CCC /outlook stable** |
| Russian national scale credit rating | **ruBBB** | **ruBB** |

In addition to corporate governance ratings we have obtained credit ratings from Standard and Poors on international and national scales.

The ratings were revised in view of the completed merger of North-West Telecom with eight regional wireline operators in North-West Russia. Analysis of the merger consequences revealed improvement of the Company's business and market position.

Exlaining the rationale behind the increase in the ratings, Standard & Poor's noted the following factors:

- Company leadership in the North-West wireline telecommunications market both in terms of revenue and in the number of users.
- Positive net operating cash flow of the combined company in 2002, with EBIDTA margin of 34% and expected debt to EBITDA ratio below 1 (according to RAS).
- Company intention to refinance its foreign currency debt and reduce currency risks by issuing RUR nominated bonds.
- Being located in one of the strongest economic regions in Russia.

North-West Telecom plans to continue work with ratings agencies as part of the Company strategy aimed at increased business transparency and investment appeal.

*N.W. Telecom Corporate governance score in comparison with industry peers*


S&P Corporate Governance Scores of Russian Telecoms as of 2003
Dal'Svyaz' 03.07.03
CenterTelecom 26.03.03
Sibir'Telecom 03.07.03
VolgaTelecom 15.08.03
NorthWestTelecom 06.10.03
UralSvyaz'Inform 18.08.03
RosTelecom 3.12.03
MTS 18.09.03
5.3
5.3
5.7
5.8
5.9
6.1
6.4
7.4
0
1
2
3
4
5
6
7
8

*POSITIVE DYNAMICS OF N.W. TELECOM CORPORATE GOVERNANCE SCORE*


NorthWestTelecom S&P Corporate Governance Rating 2002-2003
6
5.8
5.6
5.4
5.2
5
4.8
4.6
5.6
5.0
5.6
5.9
10.2001
01.2002
11.2002
09.2003

*members hold jointly 0.26% of Company charter capital*

| Share ownership by Board of Directors and Management Board members | | | | | | |
|---|---|---|---|---|---|---|
| | Common shares | %% of common shares | Preferred shares | %% of preferred shares | Total number of shares | Share in Charter capital |
| **Board of Directors** | **1,003,841** | **0.13641** | **860,451** | **0.42592** | **1,864,292** | **0.19876** |
| Valery Yashin | 786,700 | 0.10690 | 832,913 | 0.41229 | 1,619,613 | 0.17268 |
| Vadim Belov | 300 | 0.00004 | 0 | 0.00000 | 300 | 0.00003 |
| Sergei Soldatenkov | 120 | 0.00002 | 23,200 | 0.01148 | 23,320 | 0.00249 |
| Alexander Sysoev | 216,721 | 0.02945 | 4,338 | 0.00215 | 221,059 | 0.02357 |
| **Management Board** | **501,562** | **0.06815** | **94,768** | **0.04691** | **596,330** | **0.06358** |
| Sergei Kuznetsov | 3,130 | 0.00043 | 10,200 | 0.00505 | 13,330 | 0.00142 |
| Nikolai Bredkov | 26,400 | 0.00359 | 10,800 | 0.00535 | 37,200 | 0.00397 |
| Sergei Gavryusev | 145,157 | 0.01972 | 0 | 0.00000 | 145,157 | 0.01548 |
| Oleg Semanov | 19,466 | 0.00265 | 4,368 | 0.00216 | 23,834 | 0.00254 |
| Gregory Chernyak | 306,190 | 0.04161 | 69,400 | 0.03435 | 375,590 | 0.04004 |
| Vladimir Shumeiko | 1,219 | 0.00017 | 0 | 0.00000 | 1,219 | 0.00013 |
| **Total** | **1,505,403** | **0** | **955,219** | **0** | **2,460,622** | **0** |

## Corporate Governance Rating

*Standard & Poor's recognized North-West Telecom's corporate governance improvements*

At year-end, 2003, North-West Telecom was one of 12 Russian companies that had been assigned a public Corporate Governance Score (CGS) by The Standard & Poor's Corporation.

The current Corporate Governance Score of 5.9 was assigned to North-West Telecom on September 2, 2003, and represents an increase from the previous CGS of 5.6. CGS is based on a scale of 1 to 10 and consists of the following components:

- Ownership structure and external influences - 5.5

Relatively moderate score determined by influence of major shareholder- Svyazinvest and a lack of identification of beneficial owners behind nominee accounts. At the same time S&P acknowledges the "generally positive influence of Svyazinvest, largely aimed at increasing NWT's value."

- Shareholder rights and stakeholder relations - 6.5

Relatively high score: "Major shareholder rights are respected and shareholder-meeting procedures are clearly defined and observed. The quality of information provided in advance of shareholdermeetings is adequate."

- Transparency, disclosure, and audit - 6.2

"Above average score, supported by full disclosure of IAS/GAAP financial statements and annual reports on the company websites, and also disclosure of bylaws and quarterly filings to Russia's SEC equivalent, the Federal Commission for the Securities Markets (FCSM). Information on the site is frequently updated."

- Board structure and effectiveness - 5.5

Commenting on this relatively moderate score, S&P noted: "While Svyazinvest representatives still dominate the board, there are four independent directors and one community interest director."

*Commission's conclusion*

stated that the Company carries out its business activities in accordance with the relevant rules and regulations. The financial statements of OJSC North-West Telecom provide full and objective information on the business practices and results of the Company's activities, necessary for efficient management and for use by investors, suppliers, buyers, credit institutions, tax authorities, financial organizations, banks and other interested parties and organizations.

*Members of the Auditing Commission*

| | |
|---|---|
| *Konstantin Belyaev* | Chairman of the Auditing Commission, Chief Accountant, Svyazinvest |
| *Sergey I. Alekhin* | Chief Expert, Internal Audit Department, Svyazinvest |
| *Andrey Y. Lang* | Deputy Chief Financial Officer, North-West Telecom |
| *Maria L. Pravdina* | Head of the Investment Department, North-West Telecom |
| *Irina V. Prokofieva* | Director, Internal Audit Department, Svyazinvest |
| *Larissa V. Tareyeva* | Chief Expert, Direct Investment and Property Department, Svyazinvest |
| *Natalia V. Fedorova* | Chief Accountant, Pskov Oblast Elektrosvyaz Branch of North-West Telecom |

## Compensation to Members of the Board of Directors and Management Board

*Compensation to members of the Board of Directors and Management Board is linked to performance*

North-West Telecom's incentive system for management and directors is based on performance-related compensation. There is no stock option program in place.

The amount of compensation to members of the Board of Directors and Management Board is established by the General Shareholder Meeting on the basis of respective Provisions on the Board of Directors and on the Management Board.

Compensation to members of the Board of Directors includes a quarterly payment to individual members, determined as a fixed percent of the Company's revenues for the reported quarter as stated in the financial statements of the Company; and an annual payment to all members of the Board determined as a percent of Company annual net profit. The Extraordinary General Meeting of February 14, 2003 has proposed to spend 0.0065% of quarterly revenue on the quarterly payment and 0.4% of net annual income for the reported fiscal year for annual payment.

The Board of Directors proposed to the General Shareholder meeting of June 23, 2003 to reduce the quarterly payment to 0.0062% of revenue, leaving the annual payment unchanged.

The total amount of payment to Board of Directors members in 2003 was RUR 7,126,947 or RUR 53,992 per Board member per month.

Members of the Management Board are paid quarterly. The amount of payment is determined as a percent of net quarterly profit. The percent of net profit to be paid in the form of compensation to the Management Board members and the size of compensation to individual members is being determined by the Board of Directors on the basis of a proposal by the Chairman of the Management Board.

The total amount of Board of payment to members of the Management Board was RUR 3,862,956 or RUR 40,239 per Board member per month.

Members of the Board of Directors and of the Management Board also receive reimbursement of their expenses, incurred in connection with their duties.

*Board of Directors and Management Board*

The Members of the Board of Directors hold 0.19% of charter capital, and members of the Management Board hold 0.07% of charter capital (1,864,292 and 596,330 shares respectively) as of December 31, 2003.

Company's senior executives.

*The Corporate Finance and Investment Committee*

The Corporate Finance and Investment Committee (CFIC) reviews issues relating to finance, investment and capital assets and makes recommendations to the Board of Directors on financial, procurement and risk management policies, major investments in projects or businesses and their funding.

*The Budget Committee*

The Budget Committee (BC) reviews financial planning, budgets and budget execution and assists the Board of Directors in the development of budgeting systems and the organization of financial controlling.

*The Corporate Governance Committee*

The Corporate Governance Committee (CGC) reviews and makes recommendations to the Board on the development and implementation of principles of sound corporate governance within the Company, investor relations and communications with shareholders.

| Committee | Member | Position |
|---|---|---|
| Reporting and Remuneration Committee | Ivan I. Rodionov, Chairman | Managing Director, AIG Brunswick |
| | Oleg A. Lebedinets | Head of Research, Brunswick Investment Research Ltd |
| | Alexandr V. Ikonnikov | Director of Investor Protection Association |
| Corporate Finance and Investment Committee | Yury A. Bilibin, Chairman | Assistant to the General Director, Svyazinvest |
| | Sergey S. Soldatenkov | General Director of Megafon |
| | Dmitry V. Levkovsky | Vice President, NCH Advisors, Inc. |
| | Alexandr A. Gogol | Rector of Saint-Petersburg State Telecommunication university |
| Budget Committee | Vadim E. Belov, Chairman | Deputy General Director OJSC Svyazinvest |
| | Alexey V. Shalagin | Deputy General Director – Director for Economy and Finance, North-West Telecom |
| | Elena V. Zabuzova | Director of the Department for Economic Planning and Budgeting, Svyazinvest |
| | Oleg A. Lebedinets | Head of Research, Brunswick Investment Research Ltd |
| Corporate Governance Committee | Irina M. Ragozina, Chairman | Director of the Department for Corporate Governance, Svyazinvest. |
| | Nikolay G. Bredkov | Deputy General Director for Corporate Governance, North-West Telecom |
| | Oksana V. Petrova | Deputy Head of Sub-division of Corporate Governance Department, Svyazinvest |
| | Alexandr V. Ikonnikov | Director of Investor Protection Association |

## Auditing and Internal Financial Control

*Company Auditor*

Pursuant to Russian law and the Company's Charter, North-West Telecom must have an independent auditor who is appointed for a one-year term by the Annual General Meeting of Shareholders. The independent auditor is responsible for preparing a statutory Auditor's report on the Company's annual accounts prepared according to both national and international accounting standards.

By the decision of the Annual Shareholders' Meeting, held on June 23, 2003, CJSC Ernst & Young VneshAudit was reappointed as the Company's external auditor. See Auditors opinion in financial part of the report.

*Auditing Commission*

The Auditing Commission's function is to perform an internal audit of the Company at least once a year in order to obtain assurances as to whether bookkeeping, other financial matters and the Company's operations comply with relevant regulations and law.

*Internal Auditing*

The Auditing Commission undertook the audit of the Company in March 2003. It was

Mr. Stepanov graduated from St. Petersburg State University in 2000, majoring in "Psychology."

Vladimir Shumeiko

First Deputy General Director of OJSC North-West Telecom

Vladimir Shumeiko has served as First Deputy CEO of OJSC North-West Telecom since December, 2003.

Prior to taking this post, in 2002-2003, he worked as First Deputy Regional Director of the branch Electrosvyaz of the Republic of Karelia. Earlier, from 1999 to 2002, he was First Deputy CEO of OJSC Electrosvyaz of the Republic of Karelia. From 1982 to 1999, he was the Technical Director of the branch Petrozavodsk City Telephone Network. From 1979 to 1982, he worked as an engineer in the Production and Technological Directorate of Telecommunications of the Karelian region.

Mr. Shumeiko graduated from Bonch-Bruyevich St. Petersburg University of Telecommunications in 1978, majoring in "Automatic Telecommunications." He also obtained degree in "Jurisprudence" from the Moscow Griboyedov Institute of International Law and Economics in 2000.

Elena Umnova, Director of the Financial Department of OJSC Svyazinvest

Ms. Umnova is seconded to the N.W. Telecom Management Board by OJSC Svyazinvest, where she has been Director of the Financial Department since 2003. From 1999 to 2003, she was Deputy Managing Director of OJSC Bank "Menatep" and, from 1998 to 1999, occupied the position of Head of Branch Office at Bank "Menatep" in Voronezh.

Ms. Umnova graduated from Voronezh Polytechnical Institute, majoring in "Economics."

References

Alexander Sysoyev, CEO prior to October, 2003

Mr Sysoyev acted as CEO and Chairman of the Management Board of North-West Telecom from 2002 until October, 2003. Prior to this post, from 1998 to 2002, he served as CEO of OJSC Lensvyaz. Earlier, from 1995 to 1998, Mr. Sysoyev was CEO of OJSC St. Petersburg Telegraph.

Venera Khusnutdinova

Chief Financial officer of OJSC North-West Telecom

(Appointed CFO of January, 2004).

In December, 2003, Ms. Khusnutdinova was appointed Economic and Finance Adviser to the CEO of North-West Telecom. From 2002 to 2003, she worked as Project Manager of the Investment Banking Department of CJSC Kommerzbank (Eurasia), Moscow. Before that, from 1996 to 2000, she served as Head of Investment Department of OJSC Telecomminvest.

Ms. Khusnutdinova graduated from St. Petersburg University of Economics and Finance, majoring in "International Economics," in 1995. In the same year, she also obtained a degree in "Economics and Finance" from the Paris Dauphine University, Paris.

## Board Committees

*Four Committees assist N.W. Telecom to improve governance standards*

Since mid-2002, the Board of Directors has been assisted by four Board Committees: Reporting and Remuneration Committee, Corporate Finance and Investment Committee, Budget Committee, and Corporate Governance Committee.

The committees have been active in their respective spheres of responsibility. For instance, the Reporting and Remuneration Committee initiated several meetings with the auditor, Ernst & Young, to improve internal auditing standards. The Corporate Governance Committee launched a joint working group with the IFC on remuneration policy. The Corporate Finance and Investment Committee has worked jointly with the Budget Committee to put together the Company's current annual business plan.

*The Reporting and Remuneration Committee*

The Reporting and Remuneration Committee (RRC) oversees the completeness and accuracy of the Company's financial accounts as well as the objectivity and scope of internal and external audits as performed by the independent auditor and the Company's Auditing Commission. The RRC is also responsible for making recommendations on the incentive system and the size of remuneration to members of the Board of Directors, the Managing Board, the General Director and the

| | |
|---|---|
| Sergei M. Gavryushev<br>Chairman of the *Coordination Committee* | Mr. Gavryushev assumed the post of Regional Director of the Electrosvyaz of the Republic of Karelia branch of OJSC North-West Telecom in November, 2002. From 1979 until 2002, he advanced in his career from senior engineer of the Production Laboratory of the Petrozavodsk Telephone Network to the General Director's position.<br>In 1973, he graduated from the Bonch-Bruevich St. Petersburg Engineering Institute of Communications, majoring in "Automatic Telecommunications." |
| Ilya V. Kravchuk<br>Deputy CEO for Operations and Business Development | Mr. Kravchuk was appointed to the position of Deputy CEO for Operations and Business Development of OJSC North-West Telecom in April, 2003.<br>Since August, 2002, he had been Assistant General Director of OJSC North-West Telecom and then, Acting Deputy General Manager in charge of operational management and business development. Between 1998 and 2002, he served in various capacities at OJSC Lensvyaz: first, as manager of the securities department; later as the secretary of the Board of Directors; and, since June, 2002, as Commercial Director. Earlier, from 1997 to 1998, he worked for OJSC St. Petersburg Telegraph.<br>Mr. Kravchuk graduated from the St. Petersburg State University of Economics and Finance, majoring in "Finance and Credits" in 1997. |
| Igor N. Samylin, Commercial Director and Regional Director of the Petersburg Telephone Network branch | Igor Samylin has served as Commercial Director and Regional Director of the PTN branch since the creation of N.W. Telecom.<br>Prior to this, he held the position of First Deputy CEO and Commercial Director of OJSC Petersburg Telephone Network and, subsequently, of OJSC North-West Telecom. He joined the Company in 1998, initially as Manager of the Vyborg Telephone Exchange, and was subsequently appointed to the position of Deputy Commercial Director. Between 1997 and 1998, he was Acting General Director of CJSC Neda.<br>Mr. Samylin graduated from Leningrad Polytechnic Institute as a physicist in 1980. In 1997, he received degree in financial management from British Open University and in 2000 he obtained a degree from Bonch-Bruevich St. Petersburg Telecommunications University. |
| Oleg A. Semanov<br>Deputy CEO for Strategic Development and Technological Policy of OJSC North-West Telecom | Oleg Semanov assumed the post of Deputy CEO for Strategic Development and Technological Policy of OJSC North-West Telecom in November, 2003. Earlier, since November, 2002, he served as Deputy Regional Operation Manager of the Artelecom branch in Arkhangelsk region. From 1998 to 2002, he occupied the position of Communication Network Operation and Operational Technology Manager at OJSC Artelecom of Arkhangelsk region. From 1992 to 1998, he worked as Chief Engineer at the automatic long-distance telephone exchange of the city of Archangelsk.<br>Mr Semanov graduated from Bonch-Bruyevich St. Petersburg University of Telecommunications in 1992, majoring in "Automatic Telecommunications." |
| Maya M. Semchenko, Deputy CEO and Chief Accountant | Ms. Semchenko has held the position of Deputy CEO and Chief Accountant of OJSC North-West Telecom since 2002. From 2000 to December, 2002, she served as Chief Accountant and Head of the Accounting Department of OJSC North-West Telecom. Between 1995 and 2000, she served as Chief Accountant and Financial Director of CJSC Delta Telecom.<br>Ms. Semchenko graduated from the Leningrad Ship-Building Institute in 1989, majoring in "Industrial Economics." She obtained a professional certificate in management from British Open University in 1996. She also received the qualification of Chartered Financial Accountant. |
| Evgeny B. Stepanov<br>Human Resources Director | Mr. Stepanov joined the Company as Human Resources Director of OJSC North-West Telecom in October, 2003.<br>Previously, since September, 2000, Mr. Stepanov had been Manager in the Human Resources Department at OJSC Telecominvest, where he began his working career in 1997 as Assistant Manager. |

- Approval of Company marketing strategy
- Review of Company investment program progress
- Forecast of Company development through the year 2010
- Review of contract with public accounting auditors' firm for auditors services
- Review of situation with payphone business
- Approval of large scale transactions and interested party transactions within purview of the Board of Directors
- Review of progress in introduction of per-minute billing of local calls
- Review of Company participation in other businesses
- Any other business

## General Director and Management Board[1]

*General competency*

The Management Board assists the General Director in managing the Company's business on a daily basis. Members of the Managing Board are elected by the Board of Directors at the General Director's recommendation and may be removed at any time by a majority of votes of the Board of Directors.

Seregei I. Kuznetsov

General Director and Chairman of the Management Board

Mr. Kuznetsov was appointed by the Board of Directors as CEO and Chairman of the Management Board of OJSC North-West Telecom in October, 2003. Prior to this appointment, from 2001 until October, 2003, he served as CEO of OJSC Rostelecom. Under his leadership, Rostelecom demonstrated significant improvement in operational and financial performance. Before joining Rostelecom, he occupied senior management positions in a number of telecommunications companies in the North-Western region: CEO, CJSC Peterstar 1998-2001 CEO, OJSC Telecominvest 1995-1998, VP CJSC Complus Holding, CEO, OJSC Delta Telecom 1992-1994. Mr. Kuznetsov started his career as an electrician in 1976, and had advanced to the post of chief engineer of a telephone exchange by 1992.

Mr. Kuznetsov graduated from North-Western Polytechnic Institute in 1981, specializing in "Computer Sciences."

Nikolay G. Bredkov, Deputy CEO for Corporate Governance

From 2002 to the present, Mr. Bredkov has held the position of Deputy CEO for Corporate Governance at OJSC North-West Telecom. From 2001 to December 2002, he held the position of Director for Reorganization at OJSC Petersburg Telephone Network. From 1996 to 2000 he served as Deputy CEO for Economics and Finance at OJSC Petersburg Telephone Network. In 1975, he graduated from Bonch-Bruevich St. Petersburg University of Telecommunications, majoring in "Automatic Telecommunications." He also received a degree in "Economics of Telecommunicatons" in 1991 from Moscow Institute of Telecommunications.

Grigory B. Chernyak, Deputy CEO for General Issues

Mr. Chernyak has occupied his current position of Deputy CEO for General Issues and Deputy CEO for Property Management at North-West Telecom since July, 2002.

Prior to assuming his current post, from 1994 to 2001, he held the position of Director for General Issues at OJSC Petersburg Telephone Network. Mr. Chernyak began his career in the telecommunications industry in 1974 as a construction engineer at the Petrogradsky Telephone Centre of the Leningrad City Telephone Network. After progressing through several levels of management, he became Deputy Manager of the Leningrad City Telephone Network in early 1990's.

Mr. Chernyak graduated from the Belorussian Institute of Railway Transport Engineers in 1971, majoring in "Industrial and Civil Engineering."

[1] As of December 31, 2003. Prior to October,3-rd, 2003 Alexander A. Sysoyev was CEO. See references biographies at the end of the chapter.

*(Independent director)* has held the position of Rector of the St. Petersburg Bonch-Bruyevich State University of Telecommunications. Since 2000, he has been a Member of the Board of Directors of CJSC St. Petersburg Telecommunications Center.

*Alexander V. Ikonnikov (Independent director)*

Member of the Board of Directors since 2003. Between 1997 and 1999 Mr. Ikonnikov held the position of Head of the Department of Foreign Economic Relations in the Ministry of Fuel and Power Engineering. Since 2002, Mr. Ikonnikov has been a Member of the Board of Directors OJSC CenterTelecom.

Now - Director of the Investor Protection Association, Chairman of the Management Board of Independent Directors Association

*Oleg A. Lebedinets*

*(Independent director)*

Member of the Board of Directors since 2003. From 2000 to the present, Mr. Lebedinets has been Director of the Analytical Department at Brunswick Capital Management Investment Fund. In 2000, he held the position of Deputy Director of Research at Alfa Capital Investment Bank. From 1999 to 2000, he was a financial analyst at Wood & Company, an investment company.

*Dmitry V. Levkovsky (Independent director)*

Member of the Board of Directors since 2000. From 1995 to the present, Mr. Levkovsky has held the position of Vice President of New Century Holdings Advisors, Inc., a private fund investing in Russia. Mr. Levkovsky is a member of the Investor Protection Association (IPA), a non-commercial organization established for the purpose of improving corporate governance in Russia.

*Irina M. Ragozina*

Member of the Board of Directors since 1996. From 1999 to the present, Ms. Ragozina has held the position of Director of the Department for Corporate Governance of OJSC Svyazinvest.

*Ivan I. Rodionov*

*(Independent director)*

Member of the Board of Directors since 2003. From 1997 to the present, Mr. Rodionov has served as Chief Executive Officer of AIG Brunswick Capital Management and Fund Manager at AIG Brunswick Millennium Fund.

*Sergey V. Soldatenkov*

Member of the Board of Directors since 1999 and ex-General Director of OJSC Petersburg Telephone Network. On July 29, 2002 Mr. Soldatenkov resigned his post as General Director, but retained his seat on the Board and continues to serve the Company in this capacity. Prior to his appointment as the General Director of OJSC Petersburg Telephone Network in December 1999, Mr. Soldatenkov was First Deputy General Director - Commercial Director of the Company.

Now - General Director of OJSC Megafon

*Alexandr A. Sysoev*

Member of the Board of Directors since 2002 and Chairman of the Management Board from 2002 to 2003. From 2002 to 2003, Mr. Sysoev held the position of General Director of North-West Telecom. From 2003 to the present Mr. Sysoev has held the position of Deputy General Director of OJSC Telecominvest.

*Information on Board of Directors activities*

During the year the Board of Directors had 28 sessions, of which 14 were held in the form of meetings and 14 by proxy. Agendas of these meetings included the following topics:

- Approval of the Board of Directors working plan
- Approval of composition and working plan of the Board committees
- Appointment of Management Board members and decisions on their service term and powers
- Formulation of priority spheres for Company activity, including strategy formulation and approval of annual budget, as well as mid- and long-term budgets.
- Approval of quarterly reports on Company securities
- Review of budget fulfilment
- Issue of bonds and other securities by the Company

## Organizational Structure

*A new organizational framework has been created on the basis of the new merged entity.*

The organizational structure has been designed with the objective of making the Company more manageable by streamlining information flows and eliminating redundant reporting lines. Due respect has been paid to representation of shareholders in the management and oversight organs.


General Shareholder's Meeting
Corporate Governance Committee
Corporate Finance and Investment Committee
Board of Directors
Reporting and Compensations Committee
Budget Committee
General Director
Managing Board
Coordination Council
General Directorate
Petersburg Telephone Network
Cherepovets-electrosvyaz
Electrosvyaz in the Republic of Karelia
Artelecom in the Archangelsk region
Murmanelectrosvyaz
Electrosvyaz in the Pskov region
Electrosvyaz in the Vologda region
Novgorodtelecom
Electrosvyaz in the Kaliningrad region

## Board of Directors

The Board of Directors has extensive authority, including approval of budgets, investment plans and performance evaluation. Independent directors are actively monitoring the Company.

On June 23, 2003, the Annual General Meeting of Shareholders elected a new Board of Directors of North-West Telecom. Eight directors were re-elected from the previous Board: Valery Yashin, Vadim Belov, Yury Bilibin, Oleg Lebedinets, Dmitry Levkovsky, Irina Ragozina, Ivan Rodionov, and Sergey Soldatenkov. Anton Osipchuk left the Board of Directors. Two new members, Alexander Gogol and Alexandr Ikonnikov, also joined the Board on June 23, 2003.

*Valery N. Yashin, Chairman of the Board of Directors*

Member of the Board of Directors since 1994 and Chairman of the Board since June 2002. From 1999 to the present, he has been General Director and Head of the Managing Board of OJSC Svyazinvest. Between 1993 and 1999, Mr. Yashin held the position of General Director of OJSC Petersburg Telephone Network.

*Vadim E. Belov*

Member of the Executive Board of OJSC Svyazinvest since 2000. From 1999 to the present, Mr. Belov has served as Deputy General Director of OJSC Svyazinvest. From 1998 to 1999, he held the position of Managing Director of the Moscow office of SPK Capital Limited. From 1997 to 1998, Mr. Belov was Deputy President of MFK Commercial Bank.

*Yury A. Bilibin*

Member of the Board of Directors since 2000. From 2000 to the present, Mr. Bilibin has held the position of Assistant to the General Director of OJSC Svyazinvest. From 1999 to 2000, he served as Deputy Commercial Director of OJSC Petersburg Telephone Network.

*Alexander A. Gogol*

Member of the Board of Directors since 2003. From 1998 to the present, Mr. Gogol

# CORPORATE GOVERNANCE

*Corporate governance is a high priority issue for N.W. Telecom Board of Directors and management and part of our corporate philosophy*

Our achievements in corporate governance and commitment to further improvements in the sphere are illustrated, among other facts, by Standard and Poor's Corporate Governance Score as well as the selection of the Company for a pilot project by the International Finance Corporation (IFC). The IFC corporate governance project seeks to establish best practice examples in the market. For this purpose advanced companies have been selected and IFC is helping to develop recommendations for further improvement.

The structure and composition of N.W. Telecom's management and oversight organs, including the participation of independent directors, correspond to the requirements of Russian legislation recommendations of the Russian Corporate Governance Code adopted by the Federal Securities Commission of the Russian Federation, and generally accepted norms.

N.W. Telecom is one of just a few Russian issuers to receive a corporate governance rating.

The Company complies in general with key provisions of the Russian Corporate Governance Code and is in the process of developing its own corporate governance code.

*Continuous improvement of relations with shareholders and other stakeholders*

According to a recent Standard and Poor's corporate governance report on the Company "NWT emerged with eight other telecom operators in the North-West region and the governance system has been rapidly developing ever since."

During the reporting year, the Company has enlarged the size of the Board of Directors from 8 to 11, and has increased the number of independent directors to 5 in order to provide for better representation of minority shareholders.

Four Board Committees are helping the Board to carry out its functions.

We also continued to work on improvements in internal procedures and shareholders' control over major decisions and policies, including adoption of new editions of "Provisions on the Board of Directors," "Provisions on the Management Board," and "Provisions on Major Interested Parties Transactions." As a result, management procedures and remuneration policies became more transparent, and shareholder control over major decisions tighter.

*Disclosure and transparency*

The Company is committed to a high level of disclosure. We have been publishing IAS/GAAP financial statements, along with annual and semi-annual reports, all of which are available for viewing on the Company website. We also similarly publish and disclose bylaws (and changes thereto) and quarterly filings to the Federal Commission for the Securities Markets (FCSM)1. This information is also available on all Russian recognized financial information web portals.

Public disclosure of the Company ownership structure exceeds legal requirements by disclosing holders of stock with stakes exceeding 1% of capital, as well as disclosing the direct equity interest of directors and executives.

Financial statements conforming to international standards have been prepared since 1997 (US GAAP until 2001 and IAS afterwards).

N.W. Telecom received the award for second best corporate site from Securities Markets magazine.

The Company has a long history of steady dividend payments.

*Clear and consistent dividend policies*

The dividend policies are clear. Dividends are paid without delay.

---

[1] The Russian equivalent of the US SEC, currently Federal Service of Financial Markets (FSFM)

**Personnel structure by branches**


Vologda
8.7%
Petersburg
27.7%
General
Directorate
0.6%
Cherepovets
3.2%
Archangelsk
15.4%
Kaliningrad
8.7%
Karelia
9.6%
Murmansk
11.1%
Novgorod
7.3%

*The average monthly wage at the Company increased 33.4%.*

Raising employee compensation to competitive levels is a high priority task of N.W._Telecom. The average monthly wage increased by 33.4% during 2003 to RUR 7,998 due to the increase in Company revenue, cost optimization and improvement of the branch structure and labor force optimization.

*New compensation system of North-West Telecom has come into force since January, 1 2004.*

The salary and social benefits policies during 2003 have been guided by Payment Regulations, based on the Industry Tariff Agreement, developed jointly by the telecommunications trade union and association of employers. A new uniform collective labor agreement of North-West Telecom, a document setting basic payment levels for main categories of employees and based on the Industry Tariff Agreement, has been drafted during 2003, authorized on December, 18, 2003 and came into force on January 1, 2004.

The prevailing system of payment is based on actual time worked by employees, plus bonus. In certain cases payment is linked to actual volume of fulfilled work.

Basic salaries for employees were established within the range of tariff for each category of employees, according to qualification, educational level, volume of work, variety of functions carried out, and degree of responsibility, complexity and intensity of work.

In order to establish incentives for employees to take on additional tasks and functions, special motivation systems have been established in the branches, providing extra pay for combining functions or posts for expansion of service zone and for increased work volume.

Team leaders receive extra for managing the team. The Company's remuneration policy implies additional pay depending on fulfillment of the corporate budget. Bonuses for key workers are paid quarterly according to results of their contribution in fulfillment of the budget. Bonuses for other employees are paid monthly according to bonus systems established for each structural division.

*N.W. Telecom is very much a learning organization*

N.W. Telecom is very much a learning organization. The number of employees passing extra training amounted to 5,181 or 18.6 % of the headcount. Among them 1,362 are managers and 2,371 are specialists. 2,160 of the employees who received various training are under 40. Total training costs were RUR 42.3 million. The main directions of professional growth were general and financial management, new technologies, financial accounting, human resource management, securities and team-building.

# HUMAN RESOURCES

*N.W. Telecom targets to maintain salaries at higher level than market average*

Given the competitive nature of the telecommunications industry, the Company realizes the importance of maintaining a high quality labor force.

During the year 2003, the average headcount has been reduced by 7.0% to 27,909. It is expected that modernization of the network, currently in progress, will enable the salary level to increase to a level exceeding the regional averages. The decrease in staff reflects the strategy of optimization of personnel costs and the elimination of the duplicate positions in the restructured Company.


Average annual number of employees
32,066
31,016
30,040
27,909
2000
2001
2002
2003

Numbers for years 2000 and 2001 are shown for pre-merger companies.


Personnel structure end-2003
management 8%
workers 58%
specialists 33%
clerks 1%

*The level of investments is 25% of revenue*

The growth in investmen levels has been accompanied by an increase in the volume of borrowed funds. The volume of borrowed funds used to finance investment in fixed assets has increased 4.12 fold to RUR 1.791 billion. At the same time, the volume of the Company's own funds channeled into investments has been reduced by 6.7% to RUR 1.22 billion. The Company is actively using borrowed funds, including proceeds from bond issues for investments and is working on reducing the cost of borrowing.

The level of investments as a share of revenue is approximately 25%. The debt to EBITDA rate is one of the lowest in the industry, which testifies that the Company is financially stable. (Also see financial section of the report).


Investments structure by services
2003
2,371
120
197
323
2002
1,289
80
57
315
0
1,000
2,000
3,000
Local telephony
Long-distance telephony
New services
Other

Investments in traditional telephony totaled RUR 2.37 billion, an increase of 83.9% while investments in DLD and ILD telephony grew 150% and totaled RUR 120 million.

Investment in new construction increased 98.7% from previous year level to RUR 353 million. Investments in expansion grew 54% to RUR 972 million, while investments in modernization experienced a slight drop (by 6.6%) and totaled RUR 505 million.

*Introduction of new production capacities increases at 45%*

The main spheres of investment approved by the Board of Directors for 2003 were based on tasks set on increasing the number of lines in the region and the need to develop priority areas of the business.

The investment plan was designed to provide:

- volume growth in traditional services and the development of new services
- introduction of new lines and replacement of obsolete lines
- expansion of capacity of the linear elements of infrastructure and the development of multi-services network
- maintenance of equipment in working condition
- introduction of security equipment
- development of a unified corporate information system, integrating ERP, billing and CRM systems.

Introduction into service of new capital assets during the year has increased 2.66 times to RUR 3.529 billion.

**CAPEX by source**


Debt financing 59%
Own funds 41%

# Tariff policies

*The tariff policy was aimed at increased profitability of all services types*

Since tariffs are important factors affecting Company performance, our tariff policy is of high priority to us.

During the reporting year the tariff policy was aimed at increasing the profitability of all services types. In order to attain this goal we have been working along the following lines:

- Development of proposals to MAP on changes in government regulated tariffs on main telecommunications services.
- Development of tariffs for per-minute billing of local telephone services, in light of recommendations developed by MAP .
- Development of tariffs for services not regulated by the government, including tariffs of new services introduced by the Company.

The outcome of our interaction with MAP was an increase of fixed–rate tariffs on local telephony services for all branches on average by 24.6%. This change became effective on May 16, 2003. In addition, the tariffs differentiation for organizations on the basis of source of financing, which existed in the past, has been abolished. Also, the difference between tariffs for households and corporate clients located in the same territorial zone, has been reduced.

The work with respect to tariffs, begun in the reporting year, will be continued in the future along the following lines:

- Gradual increase of tariffs to levels, corresponding to population purchasing ability in a region.
- Tariff increase to levels permitting the planning and implementation of technical modernization of the network.
- Establishment of flexible tariff system, differentiated depending on group of customers and type of services.
- Development and introduction of tariff-based mechanisms for flexible reaction to market movements.

# Investments

*Company development and new services are the focus of investments*

The plan for investment in the Company's infrastructure for the year 2003 has been fully implemented. Of particular note, the rate of increase in the level of investment accelerated dramatically in 2003. Thus, the 73% increase in the investment level in 2003 over 2002, following the 19% increase in 2002 over 2001, resulted in level more than double that of two years ago. As in previous years, substantial share of investment resources in the course of 2004 will be channeled into infrastructure modernization.

N.W. Telecom is actively investing in Company development. Investments during 2003 exceeded RUR 3 billion, 72.9% more than during the year 2002.

Investments in new services and technology represented the largest percentage increase - by 3.46 times - during the year 2003 and totaled RUR 197 million.

## Data Transmission

*Advanced optic fiber data network provides the Company with an opportunity to offer wide range of data transmission services*

An advanced fiber-optic data network provides the Company with an opportunity to offer a wide range of data transmission services. North-West Telecom clients lease SDH-based lines with transmission speeds of up to 2 Mbps, allowing the arrangement of effective LAN-to-LAN connections and access to Internet service platforms. Frame relay solutions are in high demand by corporate clients: the number of FR end-user terminals in 2003 increased by 76% compared to 2002. The number of X.25 protocol end-user terminals progressed by 15% during the same period with 273 large clients (mostly banks) utilizing X.25 solutions to connect remote terminals. The data transmission portfolio also includes ISDN services with nearly 1,260 clients using this technology.

*IP telephony*

Among the key priorities of the Company is the creation of a multi-service network which will serve as a base for introducing new data services, mostly for the benefit of corporate clients—development of corporate telecommunications networks, leasing of digital channels, VoIP telephone services or services of virtual switchboard via VoIP, transmission of a mixture of media, voice and data traffic, intellectual networks, etc.

2003 saw the active expansion of North-West Telecom in the VoIP market. Six out of eight North-West Telecom branches have introduced VoIP services so far. The revenues from IP telephony services demonstrated explosive growth in 2003, surging to 54 times the level of 2002 revenues. Although the current share of VoIP in total revenues is diminutive (0.1%), the growth dynamic confirms the expectations of the forthcoming lucrative market.

# Other services

*The network will allow to provide, in addition to Internet access, a whole range of perspective telecommunications services, mostly for the benefit of corporate clients*

A milestone event from the point of view of new services development was a victory N.W. Telecom won in a closed tender conducted by the North-West branch of Sberbank of the Russian Federation. The largest corporate network in Russia will be created under the project during 2004-2005. More than 400 Sberbank branches will be united in one multiservice network. Annual revenue for N.W. Telecom from implementation of the project is estimated to total USD 1.8 million.

Planning for 2004 includes further development of such technologies as Frame Relay, IP-telephony, and xDSL. Subscribers' access will be organized via the technology of mobile telecommunications, personal calls, and radio access systems. Plans also include the further development of intellectual telecommunications services. Currently the Company is providing "800" service (call paid by the party receiving the call) on the basis of a Rostelecom intellectual platform, as well as card-based services on its own platform.

More modest services provided by N.W. Telecom include radio and TV Internet-broadcasting (especially popular in Veliky Novgorod) and information services.

Cellular services were formerly considered an important business. However, these services require significant investments in order to compete with market leaders. Therefore, the Company has decided to focus on its core fixed-line segment and to divest existing mobile projects.

Archangelsk branch operates a functioning NMT standard network. As of the end of 2003, the network included 33 base stations located in 22 communities and a switching center with installed capacity of 9,600 lines.

*Inherited from the Soviet er. public services also add value to N.W. Telecom*

North-West Telecom also offers services inherited from the Soviet era, when the Company's branches were the only providers of telecommunications services in the region. The range of these services include telegraph, Altai trunking communications, ISKRA-2 business network, and a network of public pay phones.

# New services

*79.5% increase in revenues from new services*

The development of new services is one of the main marketing tasks the Company faces. In 2003 the Company dedicated 7% of its total capital investment volume (RUR 197.336 million) as well as put significant promotional effort into the establishment of new services. The development of new services provides not just an increase in revenues, but also an increase in the loyalty of traditional clients. In addition to capital investment spent directly on development of new services, de facto all effort and resources spent on the increase of the digitalization level build up our capacity to offer new value added services to our clients.

The result of these efforts was a 79.5% increase in revenue from new services in 2003 (RUR 437.252 million rubles in 2003 versus RUR 244 million in 2002). The main share (83.3%) of the revenues from new services comes from Internet services. N.W. Telecom revenues from Internet services grew by 58.8% in 2003 over 2002 with revenues from Internet and Data Transmission services (mostly Internet) accounting for 3.5% of total Company revenues in 2003.

The regional multi-service network is also under development. A segment of a multi-services network, based on Alcatel equipment (ATM/FR switches, Dislam) is operational in St. Petersburg. More segments of multi-service networks are either under construction (Archangelsk region, Cherepovets) or in the design stage (Murmansk and Novgorod region).

## Internet Access

*75% growth in the number of Dial-Up Subscribers*

The Internet traffic volume generated by the Company's clients is constantly growing, showing an 80% upsurge in 2003 compared to the prior year.

Active promotion of dial-up services provided 75% growth in the number of subscribers.

St. Petersburg Telephone Network is an interesting case in this respect. The branch, having increased its technical capacity allowing provision of the services and having implemented an active marketing program, has achieved an increase of more than 100% in its client base and 65% in its revenue, in spite of tough competition in the St. Petersburg market.

*Strengthening position in ADSL*

In order to strengthen the competitive position in the segment of services to corporate clients, substantial work has been carried out in building capacity for broadband access to the Internet via ADSL technology. A large-scale ADSL pilot project carried out in the Archangelsk region was very successful and provided a growth in multiples of the subscriber base, a substantial increase in revenues, and a strengthened competitive position in the regional market. During 2003-2004, the service will be introduced on a commercial scale in all branches and, jointly with respective promotion campaigns, will strengthen competitive positions in the market.


2003
91,944
2002
47,197
2001
34,714
0
20,000
40,000
60,000
80,000
100,000
Internet traffic, Gb

## Long Distance Telephone Services

*The share of long-distance calls is 40.3 % of revenue*

Long distance telephone services accounted for 40.3% of 2003 revenues, traffic volume having grown 10% in comparison with 2002. In the coming years it is expected that long distance traffic, both DLD and ILD, will keep growing, although the annual growth rate will be 1% or 2% lower. The expected reduced rate of growth is connected with the activity of alternative operators, including mobile operators, and the growing use of IP- telephony.

N.W. Telecom branches have 19 automated DLD Telephone Systems. The installed capacity of these DLD Telephone Systems at year end 2003 totaled 56,144 channels and regional links (including 1,842 – ARE-13 and 3,909-ARM-20). Serviced capacity totaled 42,330 channels and regional links (including 1,033 – ARE-13 and 2,242-ARM-20).

**Long-distance traffic in 2001-2003, thousand minutes**


2003
163,894
1,198,672
2002
182,652
984,098
2001
161,651
849,241
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
DLD
ILD

## Carrier-to-Carrier

*Carrier-to-Carrier services allow the Company to leverage investments in the network and are responsible for 9.6% of Sales*

As the sole traditional telecommunications operator in the region, the Company provides Internet providers and mobile businesses, that have difficulty in building or expanding their own infrastructure, with the technical capability to switch to PSTN, as well as with backbone channel leases (telephone lines, interconnect circuits, cable ducts, etc.). These carrier-to-carrier services allow the Company to leverage investments in the network through its effective utilization and to create a sizable revenue stream. Revenues from leasing and interconnect agreements represent almost 9.6% of total sales.

*Primary network has been actively developing during the year*

The development of Inter ATE links in urban areas is based on fiber-optic lines featuring SDH-data transmission systems STM-1-STM-4 from leading international equipment manufacturers, such as Siemens, Alcatel and others. In rural areas and other areas, where development of fiber-optic networks is not technically possible or economically feasible radio relay lines are being used, together with PDH and SDH (STM -1) systems.

Local primary networks in rural areas are mostly using metallic cables with IKM-30 and IKM-15 transmission systems, as well as multiplexers and xDSL modems.

The length of intra-zonal network lines increased by 343.1 km during 2003, of which 225.2 km were fiber optical lines and 117.9 km were radio relay lines.

aimed at development and modernization of its existing network and the construction of new networks capable of maintaining a high level of technological services.

One of the most important tasks is to increase the level of network digitalization. The Company plans to introduce 300,000 digital numbers by the end of 2004 - 4.6% increase versus the 2003 level, including nearly 168,000 as replacement of analog equipment.

*Network Digitalization enabling "one stop shopping approach"*

The Company is planning to achieve full network digitalization by 2007, well ahead of the 2010 target year set by Svyazinvest for its subsidiaries. Further network digitalization will enable the company to introduce a "one window service" approach. This means that a subscriber will no longer be dependent on a particular district exchange: if a client moves to another address in a different part of the city, he or she will be able to keep the telephone number. This flexibility will be possible with increased digitalization. In order to reach full digitalization in St. Petersburg alone, instead of the existing 200 exchanges, 15 -20 large, digital ATEs with a capacity of 150-200 thousand numbers each will be installed.

*Backlog – reserve for expanding subscribers base*

An obvious opportunity to expand our client base is the backlog of subscribers in need of a telephone. There are approximately 60 thousand people on the waiting list in the city of St Petersburg. alone of these, 15 thousand are requesting a second telephone line in the apartment. The Company is intending to liquidate the backlog within two years. We will be able to hook up most of the clients on the waiting list relatively quickly, but there are a certain number of locations where creation of additional lines demands significant investment, up to USD 15 thousand per one line.

Relations with clients applying for a new line will change. The "waiting list" system inherited from the past will be replaced by the establishment of contracts with an applicant, specifying when the line will be installed.

**Selected operating figures, local telephony**

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| Lines installed, thousands | 3,460 | 3,612 | 3,747 |
| Lines in service, thousands | 3,258 | 3,399 | 3,488 |
| Tele-density, telephones switched per 100 residents | 29.1 | 30.65 | 32.17 |
| Digitalization, % | 33.9 | 37.0 | 41.73 |

**Network capacity by branch, end-2003, thousand lines**


Lines installed
Lines in service
2,500
2,000
1,500
1,000
500
0
369
118
187
215
286
178
2,026
153
215
Arkhangelsk
Cherepovets
Kaliningrad
Karelia
Murmansk
Novgorod
Petersburg
Pskov
Vologda


Revenue breakdown by customers
Budget funded
7%
Other corporate
34%
Residential
59%

*N.W. Telecom is the market leader in dial-up segment in the several regions*

The popularity of the Internet in Russia, as expected, is continuing its rapid growth. Total volume of services provided by Russian Internet Service Providers (ISP's) in 2003 was USD 220 million - a 25% increase in comparison with the previous year. Although the Internet services market is very competitive, it represents the most rapidly developing market segment for the Company. During the past few years (1999 through 2002) the customer base grew at an average annual rate of 54%.

Market share for Internet services depends on the individual region: in 2003 N.W. Telecom was the market leader in the dial-up segment in the following regions: Archangelsk, the Republic of Karelia, Cherepovetsk, and Pskov. In the segment of Internet access via dedicated lines, it is necessary to actively target both the high-income general public and business sectors. A 30-40% increase is expected in demand for dedicated line access, both because of the introduction of time-based billing and demands for faster data transfer speeds.

# Traditional Services

## Local Fixed-Line Telephony

*49.5% of Sales are from Local Calls*

Local calls are responsible for the largest share of company revenues (49.5%). At year-end 2003, installed capacity was 3,491 thousand lines in urban areas and 257 thousand lines in rural areas, an aggregate increase of 3.7% compared to 2002. The number of serviced lines was 3,269 thousand and 218 thousand respectively (2.6% growth over 2002).

During 2003, 237 thousand new lines were installed, of which 129 thousand replaced analog equipment. Of the total number of new lines, 224 thousand have been installed in urban exchanges, and 12,802 in rural exchanges.

*The quality of the network improved*

The net growth of both installed and serviced network capacity was moderate, as most investment resources were directed to modernization and upgrading of the existing loops. One of the most important tasks is to increase the level of network digitalization. The quality of the network experienced significant improvement and the digitalization level reached 41.73%, with urban networks at 43.73% and rural networks at 11.73%. At the end of 2003, the Company had 850 urban and 1,932 rural automatic telephone exchanges.

*The most important task is to increase the level of network digitalization*

The Company intends to pursue an aggressive and pro-active marketing policy in order to protect its existing share of the traditional telecommunications services market and to increase its share of new high value-added services. In order to support its competitive position, N.W. Telecom is pursuing an integrated growth strategy

**Revenues by branches, 2003, RUR million**


Petersburg
49%
Kaliningrad
7%
Novgorod
4%
Pskov
4%
Arkhangelsk
10%
Vologda
6%
Karelia
6%
Murmansk
11%
Cherepovets
3%

*N.W. Telecom has a natural monopoly status*

All types of telecommunications services in the region are developing rapidly resulting in a high level of competition. It should be mentioned that N.W. Telecom as a natural monopolist is limited in the way it sets its tariffs on fixed-line services to residential clients in response to the growing market, and these limitations put the company in a disadvantageous position vis-à-vis competitors. But at the same time the company is constantly working with the regulators to rationalize the tariff system.

N.W. Telecom infrastructure is used by all alternative operators, including mobile operators. The company provides access to general services networks as well as handling traffic of alternative operators.

*The share of local calls services varies from 85% to 98% depending on a region*

N.W. Telecom is the leader in the region in terms of physical volume of local call services provided to the general public. In regional branches, the share of local call services varies from 85% to 98% depending on the region. As for the business sector (currently most profitable) market share in regional branches in terms of physical volume of services varies from 30% to 85%.

*The share of long-distance calls is responsible for 53.8% of the DLD and ILD in the region*

North-West Telecom is the largest provider of long-distance telecommunications services in North-West Russia, responsible for 91.3% of the DLD and ILD in the region.

DLD and ILD services are provided under an agreement with Rostelecom, the national long-distance operator, which offers wholesale services to other telecom carriers. All domestic international traffic outgoing from the region is channeled through the Rostelecom network. Intra-regional traffic in the North-West region is directed mostly through North-West Telecom's own backbone network, however additional channels are leased from Rostelecom to eliminate potential bottlenecks.

# BUSINESS OVERVIEW

## Principal Markets and Competitive Position

*Core services are local telephony, DLD, and ILD communications, as well as carrier-to-carrier services*

North-West Telecom provides an inclusive range of wire-line telecommunications services to residential, corporate and government clients in the North-West of Russia. The basic service package includes local telephone services, domestic (DLD) and international long-distance (ILD) communications. Additionally, the Company offers selected carrier-to-carrier services such as leased lines and interconnections. Basic services accounted for 97% of total North-West Telecom revenues in 2003.

To improve its market position, North-West Telecom actively enters into new telecommunications services segments. Recently introduced services include dial-up and broadband Internet access, data transmission, IP-telephony, and ISDN services among others.

*Telecommunications market in the region is one of the most developed in the country*

N.W. Telecom's license territory covers most of the North-Western Federal district of Russia - one of the largest industrial regions, responsible for 10% of GDP. The total area of the region is 1,854,700 sq. km. Its population is 14,848,000 (approximately 10% of the total population of the Russian Federation). The region is characterized by the highest level of urbanization in the country, with 82% of its population living in cities. The share of the North-Western region in countrywide revenues from telecommunications services is approximately 10%. The North-Western region also has the highest telephone density in Russia. In St. Petersburg there are 40 telephones per 100 residents, while in other zones of the region this parameter ranges from 18 to 33, compared with the country average of 24.


North-West Telecom's market share by region, RUR million
North-West region telecommunications market volume
North-West Telecom revenues
21%
5,805
45%
1,736
783
87%
1,436
1,247
83%
1,589
1,322
97%
1,065
1,029
80%
884
704
61%
879
537
61%
879
533
St. Petersburg
Kaliningrad region
Arkhangelsk region
Murmansk region
Vologda region (incl.Cherepovets)
Republic of Karelia
Novgorod region
Pskov region

N.W. Telecom's share of the North-West principal markets ranges from 29.2% at the Internet and Data Transmission to 87% of Carrier-to-Carrier services. In general, North-West Telecom occupies 33.0% of the whole district's telecommunications market.


N.W.Telecom market share (main segments, excluding mobile operators)
Local telephony
76.85%
Long-distance
91.35%
Internet and Data transmission
0%
20%
40%
60%
80%
100%
N.W.Telecom
Alternative operators

will determine further rapid growth.

Long distance traffic is expected to grow in the mid-term future, but the growth rates will be 1-2% less every year. These volumes will be affected by active competition with alternative operators and increased demand in IP-telephony services

The Internet access market will keep growing, but will become more competitive.

Introduction of the per-minute tariff system might reduce the growth of revenues from local telephony. This tendency will be partially mitigated by tariff regulation and the adjustment of tariffs to economically justified levels by the year 2007.

An important factor that will influence the development of the regional telecommunications industry is the pending privatization of Svyazinvest. Analysts[1] expect the privatization of Svyazinvest to become a catalyst for further capitalization growth for regional telecommunications companies.

[1] In opinions of Aton, Merrill Lynch.

*due to the consolidation of small regional companies into MRTs*

the overall fixed-line telecommunications infrastructure in the country, with the view to increase sector efficiency and preparation for further privatization, has been practically completed in the first quarter of 2003. In accordance with decisions adopted by extraordinary shareholder meetings, 74 regional fixed-line telecommunications companies have been merged into 7 new mega-regional telecommunications companies (MRTs) covering 7 federal districts of the Russian Federation. Shares of regional companies have been converted into shares of MRTs and the companies themselves have become regional branches of the newly formed MRTs.

Significant synergies and economies of scale leading to better operational and financial performance have emerged from streamlining operations, increased bargaining power with respect to suppliers, cost reduction, standardization of equipment, improving service quality and rebalancing tariffs. The consolidated companies can now conduct better-defined investment policy and their capital raising power has grown significantly in comparison with the pre-merger state of affairs.

### *New Federal Telecommunications Law*

*The new Telecommunications Law in general favorable for fixed-line telecoms*

The new Federal Law "On Telecommunications" was signed by President Putin on July 7, 2003 and entered into force on January 1, 2004.

The new law raises transparency of natural monopolies, contributes to the investment attractiveness and liberalization of the business, and, in general, brings Russian legislation closer to European standards.

The goals of the law are to create conditions favorable to the implementation of prospective technologies, effective competition, the development of infrastructure and its integration with western networks, the centralized management of radio-broadcasting capacities, and the protection of government needs.

Important consequences of the new legislation are the opportunity to introduce per-minute tariffs, procedures for switching-on alternative providers to the public switched telephone network (PSTN), the establishment of a special fund to finance distant districts, and new licensing rules.

*New tariff methodology to lead to more fair competition with cellular operators and better margins*

The new Law is favorable for fixed-line telecommunications companies, such as North-West Telecom. At the same time the Law provides consumers with the right to choose between per-minute and flat rate fees, thus reducing the potential benefits for fixed-line telecommunications companies arising from the introduction of per-minute tariffs.

MAP has increased the tariffs for local services by approximately 24% as of July 1, 2003. In general, the tariff policy is aimed at gradual elimination of cross-subsidies between long-distance and local calls, as well as a gradual increase to economically justifiable local call tariffs, allowing fixed-line operators not only to cover their costs, but also to provide for sufficient investment into infrastructure.

### *A Look into Future: Expected Mid-Term Trends*

*Growth in Russian telecom industry, including fixed-line sector, is expected to continue*

Growth in the Russian fixed-line telecommunications market is expected to continue in the mid-term future. This trend should be attractive for investors against the background of a stagnating global telecommunications industry. Revenues in the sector are expected to grow at a rate of 15%-20%[1] during the coming 2-3 years. Later the growth should slow down due to the competition of fixed line communications with mobile services.

It is possible that in the mid-term future the penetration level will reach 33%. Digitalizing contributes to the developing new generation networks (NGN), providing Internet, VoIP, and other IP-based services, thus broadening the amount and quality of services.

High growth rates in the telecommunications sector lead to an increased level of investment, which, in turn, will form the basis for competitiveness in the future and

[1] Source: Merrill Lynch

**Telecom industry revenue by segment in 2003 compared to 2002, USD million**


Wireless
4,933
3,036
2003
2002
Fixed, long distance
2,384
2,074
Fixed, local
2,381
1,796
Other
3,463
3,705
0
1,000
2,000
3,000
4,000
5,000
6,000

## Fixed-line Telecommunications Sector

*Fixed-line sector is benefiting simultaneously from tariff increase and market growth*

The fixed-line telecommunications sector has been developing very rapidly. Tariff revenues of traditional telecommunications grew 36% and reached USD 6 billion. Fixed-line communications accounted for 45% of total telecommunications revenues in 2003.

The industry is benefiting simultaneously from tariff increases and market growth, mostly due to general economic growth. Growth rates remain high, despite strong competition, especially competition from alternative operators (those who received licenses after 1990 and are not subjected to MAP regulation[1]).

Telephone density in Russia amounted to approximately 24%, almost the lowest density among all East European countries and much below the level of industrially developed countries. Thus, there is reason to believe that the high growth trend in the Russian fixed-line sector will be maintained into the future.

**Breakdown of Russian telecommunications market (2003)**


Other
17%
Carrier-to-Carrier
9%
Fixed, local
18%
Fixed, long distance
18%

## Development Trends

### *Industry Consolidation*

*Capitalization of the industry and liquidity of shares have increased*

The main phase of fixed-line telecommunications sector reform, initiated under the aegis of OJSC Svyazinvest, the holding company controlling approximately 90% of

[1] The Ministry for Anti-Monopoly Policy and Support of Entrepreneurship (MAP) is the body regulating tariffs charged by traditional regional operators for local and long-distance calls

# INDUSTRY PERFORMANCE

## Telecommunications Market

*Russian telecommunications industry is an Oasis among telecoms of the World*

The Russian telecommunications market is one of the most rapidly developing and promising among all telecommunications markets in the world. The market volume of the Russian Federation for the year 2003 is estimated as USD 12.6-13.1 billion[1] – a 40.2% increase over the previous year[2]. In comparison, the average growth rate of the world telecommunications market is 4.4-4.7% per year.


Telecom industry revenue by region in 2003 vs 2002, RUR million
Far East
15,329
10,487
Privolzhsky
39,717
27,342
North-West
39,247
30,597
Sibirsky
26,185
18,217
Ural
22,187
15,005
Central
200,555
145,805
South
28,593
17,714
2003
2002
0
50,000
100,000
150,000
200,000
250,000

The industry, benefiting from booming consumer demand, grew faster than the national economy as a whole[3]. This high growth rate could be explained to a certain extent by the relatively modest contribution of the telecommunications sector to GDP in comparison with other countries. In 2003, telecommunications' share of GDP attained approximately 3.4% (versus 2.3% for 2002). Thus, on a relative basis, Russia is gradually catching up with the level of other East European countries, where the telecommunications industry is responsible for 4% of GDP, on average.

Investments in the telecommunications infrastructure grew rapidly during 2003 and reached USD 3.3 billion – a 50% increase against 2002. The creation of new fixed assets in 2003 increased by 35%, in comparison with the worth of new fixed assets of in year 2002.

Until now mobile communications were the engine of industry growth, however IP-telephone, virtual private networks (VPN), broadband communications, and other IP based fixed-line services are becoming more and more promising and expected to boom the wireline segment of the market. Nevertheless, the core wireline product is voice transmitting, which is projected to represent two thirds of total revenues through 2007.

[1] Here and further USD figures are calculated at RUR/USD=29.4545 (end-2003)

[2] Source: Ministry of Information Technology and Telecommunications

[3] Federal Service of Government Statistics of Russia (formerly Goskomstat): GDP of Russia grew in 2003 by 7.3% to RUR 13,285 bln.

# STRATEGY

*Key Aspects*

- Maintenance of position as the largest universal fixed-line telecommunications operator in the North-West Region
- Finalization of legal reorganization process and business integration
- Improving company performance through active commercial policy, faster network modernization and cost optimization

*Including:*

*In the sphere of structural reorganization*

- Further integration as a mega-regional telecommunications company with a focus on maximizing business synergies
- Optimization of the regional network through consolidation and enlargement of branches and structural reorganization. Transition from territorial to functional structure of management

*In the sphere of technical policy*

- Modernization of network infrastructure, including gradual replacement of obsolete equipment and increased network digitalization
- Development of secondary networks (multi-services and intellectual)
- Network architecture optimization aimed at reduction of maintenance and investment costs

*In financial sphere*

- Completion of unified system of financial management and control
- Introduction of operational costs optimization system
- Provide annual EBITDA growth of no less than 1%.
- Concentration of investment resources on priority spheres of development, priorities being determined by economic rationale and market realities, but bearing in mind corporate social responsibility

*In the commercial sphere and marketing*

- Strengthen the Company image as a client-oriented modern communications services provider
- Increase market share in value added services segment
- Grow market share in corporate clients segment. Main focus of offer to VIP clients will be on modern services, such as IP VPN and broadband access. VIP program designed to help maintain confident market position through balance between client groups of various profitability levels
- Continue work with government regulators aimed at transition to marginal pricing mechanisms on traditional services (local, DLD and ILD telephony) allowing the Company to introduce flexible tariff policy

*In social policy sphere*

- Increase level of social investment to boost business reputation
- Support of socially important initiatives of Federal and local authorities.
- Development of internal and external social programs
- Labor force optimization as a consequence of network modernization and provision of competitive salary levels

*In the sphere of PR&IR*

- Adherence to policies of maximum transparency and disclosure
- Further strengthening of the Company reputation via active Public Relations and Investor Relations effort

- November 28 – Corporate website of N.W. Telecom wins "Design and Navigation" nomination and takes 2nd place in the general competition held by RTS and *Securities Market* magazine.

# YEAR IN BRIEF

- January - Shares issued as a result of the reorganization and registered in December, 2002 are made available for trading at the Russian Trading System (RTS) (January 10) and at the St. Petersburg Stock Exchange (January 20).
- February 14 - Extraordinary shareholder meeting re-elects company management and adopts changes to the charter.
- February 25-March 1 - Exhibit presentation at "Norwecom-2003" in St. Petersburg, a specialized international telecommunications conference.
- March 4 - Financial statements for the years 1999-2001 in accordance with International Accounting Standards (IAS) are published.
- March 28 - International rating agency Standard and Poor's assigns a long-term credit rating of "B-," outlook "stable," to the Company. Simultaneously, the agency upgrades the long-term rating of the Company on the Russian scale and the rating of its RUR 300 million issue of priority, non-secured bonds from "ruBB" to "ruBBB," outlook "stable."
- April 7-9 - Exhibit presentation at the national exhibition "300 years of St. Petersburg: Russia, Open to the World" held in Berlin.
- April 10 - The Company pays the RUR 27 million third coupon on RUR 300 million issue of bearer bonds.
- April 11 – Joint project of N.W. Telecom with Siemens in constructing EWSD Siemens directional transmitter
- April 21-22 - Company representatives participate in the international congress "Trust and Security in the Information Society" held in St. Petersburg.
- May 12 - International Finance Corporation (IFC) selects N.W. Telecom as a pilot company for its "Corporate Governance in Russia" project.
- May 15 - The Board of Directors approved plans for the merger with OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi
- May 29 – N.W. Telecom, the first in Russia, launches Web-taxophones (multimedia) on the 300th anniversary of St. Petersburg.
- June 10 - N.W. Telecom Board of Directors approves the issuance of a second bond issue in the amount of RR 1.5 billion.
- June 16 – MAP decided to increase monthly fixed fee of local communications by 24% for all branches.
- June 23- Annual Shareholder Meeting of the Company takes place in St. Petersburg, at which the Company's activities for the year 2002 are approved.
- August 5 - Standard and Poor's assigns a rating of "ruBBB" (Russian scale) to the RUR 1.5 billion second issue of Company bonds.
- August 15 - Beginning of payable period for dividends (RUR 0.0064 per common share and RUR 0.14 per preferred share) based on 2002 performance pursuant to the decision adopted at the Annual Shareholder Meeting of June 23, 2003.
- September 2 - Standard and Poor's assigns a corporate governance rating of 5.9 to the Company on the scale of 10, which is one of the highest ratings not only in the telecommunications sector, but among all Russian issuers.
- September 8- 2002 IAS financial statements are published.
- September 9 – The Federal Securities Commission approves the unification of Company's preferred and common share issues and assigning single state registration numbers.
- September 9-13 - Exhibit presentation at "Infocommunications in Russia," an international conference held in 5 cities: Moscow, Novosibirsk, Krasnodar, Ekaterinburg and Nizhni Novgorod.
- September 19 Management board approves decision to merge Cherepovets United Exchange into Vologdaelectrosvyaz branch.
- October 3 – Board of Directors designates S. I. Kuznetsov as Chief Executive Officer
- October 8 – Underwriting begins for the RUR 1.5 billion second bond issue.
- October 8 - The fourth coupon on RR300 million bearers' bonds of the first issue is paid one day earlier.
- October 12-18 - Exhibit presentation at world-wide exhibition Telecom World 2003 held in Geneva.
- November 13 – Participation as "golden sponsor" in "Electronic Russia to People, Business and Society", a regional conference under the auspices of the ongoing Federal program "Electronic Russia (2002-2010), coordinated by the Ministry of Telecommunications.
- November 14 - The Federal Securities Commission registers the report on the results of the RUR 1.5 billion second bond issue.

# FINANCIAL AND OPERATIONAL HIGHLIGHTS[1]

## Key financial results, RUR million


Key financial figures, RUR million
2003
12,336
9,484
2,852
1,323
837
2002
10,092
7,443
2,649
623
183
Revenues
Cost of revenues
Operating profit
Income before tax
Net income

## Network and customers, end–2002, 2003


2003
41.7%
47
3,488
2002
37.1%
3,612
3,399
Lines installed, thousand
Lines in service, thousand
Level of digitalization, %

## Revenue, by service


Internet & Data Transmission 3.6%
Other telecom 3.6%
Local

| Financial data, RUR million | 2003 | 2002 |
|---|---|---|
| Revenues | 12,336 | 10,092 |
| Revenues from telecommunications services | 11,960 | 9,778 |
| Costs | 9,484 | 7,443 |
| Operating Profit | 2,852 | 2,648 |
| EBITDA | 2,514 | 1,621 |
| Net Profit | 837 | 183 |
| Total assets | 17,615 | 15,065 |
| Shareholders' equity | 11,437 | 10,729 |
| Long-term debt | 2,325 | 1,612 |
| Short-term debt | 3,853 | 2,723 |

| Operating data | | |
|---|---|---|
| Lines installed, thousands (year end) | 3,747 | 3,612 |
| Lines in service, thousands (year average) | 3,439 | 3,399 |
| Telephone density (per 100 residents) | 32.2 | 30.6 |
| Level of digitalization, % | 41.7 | 37.1 |
| Domestic long-distance traffic, thousand min | 1,198,672 | 984,098 |
| International long-distance traffic, thousand min | 163,894 | 182,652 |
| DLD traffic per line, min | 344 | 325 |
| ILD traffic per line, min | 47 | 44.5 |

## Lines in service by customer group


Residential 86%
Budget funded 4%
Other corporate 10%

| Financial ratios | 2003 | 2002 |
|---|---|---|
| P/E | 12.4 | 29.6 |
| Earnings/Share, RUR | 1.04 | 0.21 |
| Capex/Revenue | 0.24 | 0.17 |
| ROA (Net income/Total assets) | 5.1% | 1.2% |
| ROE (Net income/Equity) | 7.6% | 1.7% |
| Equity/Total assets ratio | 0.65 | 0.71 |
| Quick liquidity ratio | 0.37 | 0.63 |
| Current liquidity ratio | 0.62 | 0.89 |
| P/Sales | 0.8 | 1.0 |
| P/Cashflow | 5.7 | 8.7 |

## Lines in service breakdown by branch


Arkhangelsk 10%
Cherepovets 3%
Kaliningrad 5%
Karelia 6%
Murmansk 8%
Novgorod 5%
Pskov 4%
Vologda 6%
Petersburg 53%

| Productivity ratios, RUR (year average) | | |
|---|---|---|
| Revenue per line | 3,587 | 3,080 |
| Profit per line | 243 | 56 |
| Revenue per employee, thousand | 423 | 323 |
| Profit per employee, thousand | 29 | 6 |
| Number of lines per employee | 118 | 105 |

| Ratings (end of the year) | 2003 | 2002 |
|---|---|---|
| International Credit Rating | B- Stable | CCC Stable |
| Credit Rating on National Scale | RuBBB | RuBB |
| Corporate Governance Rating[1] | 5.9 | 5.6 |

[1] All figures in the section are based on Company Financial Statement under Russian Accounting Standards.

## NORTH-WEST TELECOM

The Open Joint-Stock Company North-West Telecom sees its mission in assisting society development through enabling freedom of communications and facilitating access to information.

The Company, formed November 1, 2002 through the merger of 9 regional incumbent telephone operators is a pan-regional telecommunications operator offering a balanced mix of traditional and new services to a broad spectrum of customers.

We are the largest telecommunications operator in North-West Russia and the fourth largest fixed-line telephony company in the country.

Our service area covers most of the territory of over 1.8 million square kilometers and contains a population of 14.8 million. The North-West of Russia has the highest level of urbanization among all federal districts, with an index of urbanization exceeding 80%. The region is one of the most economically developed in Russia accounting for approximately for 10% of GDP.


Murmansk
Kaliningrad
Saint-Petersburg
Petrozavodsk
Arkhangelsk
Pskov
Novgorod
Vologda

Today, OJSC North-West Telecom includes eight regional branches: Petersburg Telephone Network, Artelecom of Arkhangelsk Region, Murmanelectrosvyaz, Novgorodtelecom, Electrosvyaz of Vologda Region, Electrosvyaz of Kaliningrad Region, Electrosvyaz of Pskov Region, and Electrosvyaz of the Karelia Republic. One of the branches, Cherepovetselektrosvyaz, is being merged into Vologdaelectrosvyaz.

Our core business is provision of a comprehensive range of basic fixed line voice services, including local telephony, domestic long distance (DLD) and international long distance (ILD) communications to residential, government and corporate clients across the region. Our total installed capacity of 3.7 million lines represents about 10% of the entire Russian telephone capacity. We also provide carrier-to-carrier services to other operators in the form of interconnections and leased lines.

In addition to our traditional core services, we have recently been actively expanding our presence in new and growing markets for data transmission and Internet. We now provide an array of non-regulated value-added services including dial-up and broadband Internet access, data transmission, IP-telephony and packaged ISDN services.

# LETTER TO OUR SHAREHOLDERS

*Photo*

Dear Colleagues,

We are pleased to present the 2003 Annual Report of OJSC North-West Telecom.

During the previous year we have carried out tremendous work aimed at achieving the strategically important tasks of:

- Developing a unified, long-term marketing, technical, and financial strategy,
- Improving technological capabilities,
- Consolidating assets and streamlining financial structure,
- Raising corporate investment attractiveness, and
- Strengthening the reputation and the brand of North-West Telecom as an efficient and dynamic company.

In an environment of challenging competition, we understand the need to forecast and to respond promptly to the changing market situation in order to meet the demand of our clients for new services and technologies. In 2003, we developed and adopted a comprehensive marketing plan, to be implemented over the next four years, aimed at achieving a higher level of performance from our retail and corporate businesses, as well as increasing the growth in revenues from both traditional and new services.

By the end of 2003, the installed capacity of the North-West Telecom communication network consisted of 3.7 million lines, and the number of new subscribers reached more than 91,000. The level of digitalization in the network had grown to 41.7%.

Pursuant to a resolution of the Board of Directors, we published the financial statements of North-West Telecom for the years 1999 through 2002 in accordance with International Accounting Standards.

During the fourth quarter of the year, North-West Telecom successfully placed its second bond issue, in the amount of RUR 1.5 billion, completing an important milestone in the broadening of the Company's financial capitalization.

The various steps taken by management during the year, including the demonstrated commitment to greater financial transparency and the progress made towards financial restructuring, combined to make the company more attractive to investors, a fact which was recognized and appreciated by the independent investment community. In March, Standard & Poor's, the international rating agency, upgraded the North-West Telecom long-term credit rating to "B-" and in September, also raised the Company's corporate governance rating to 5.9.

As a whole, 2003 was truly a year of progress and accomplishment. I am confident that the professional management and staff combined with the continued support of our shareholders will create successful outcomes to all the challenges and opportunities of North-West Telecom.

Best regards,

CEO Sergei I. Kuznetsov

**DRAFT DECISIONS ON THE ISSUES OF THE AGENDA:**
**OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS**
**of the Open Joint-Stock Company *North-West Telecom***
**15th April 2004**

1. **On the first issue:**

On reorganization of the Open Joint-Stock Company North-West Telecom in the form of affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Communication (Svyaz) of the Republic of Komi with the Open Joint-Stock Company North-West Telecom. Approving the Agreement of Affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Communication of the Republic of Komi with the Open Joint-Stock Company North-West Telecom.

**Draft decision:**

The Open Joint-Stock Company North-West Telecom shall be reorganized in the form of affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Svyaz of the Republic of Komi with the Open Joint-Stock Company North-West Telecom. The Agreement of Affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Svyaz of the Republic of Komi with the Open Joint-Stock Company North-West Telecom shall be approved.

2. **On the second issue:**

On establishing the number, face value, category (type) of the stated shares of OJSC NWT and the rights granted by such shares, and on introducing the respective amendments and additions to the Company's Articles of Association.

**Draft decision:**

1. It shall be established that:

The Company is entitled to float, in addition to the floated common shares, 145 134 309 (one hundred forty five million one hundred thirty four thousand three hundred nine) common registered non-documentary shares (stated shares). The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 48 379 035 (forty eight million three hundred seventy nine thousand thirty five) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

In case of their floatation, the said stated shares will have all the rights established by articles 7 and 8 of the Company's Articles of Association for Company's shares of the respective category (type).

2. Respective amendments and additions shall be introduced into the Company's Articles of Association.

3. **On the third issue:**

On terminating the participation of the Company in the Association of Telecommunication Operators of the North-Western Region of RF.

**Draft decision:**

The participation of the Company in the Association of Telecommunication Operators of the North-Western Region of RF shall be terminated.

Approved by the Board of Directors of OAO Lensvyaz
Minutes No. 3-2004 dated 19 February, 2004



Chairman, Board of Directors
OAO Lensvyaz

# Justification of the Terms and the Procedure of the Reorganization of OAO Lensvyaz in the Form of the Merger of OAO Lensvyaz into OAO NWT

## Introduction:
## Prerequisites for Reorganization of OAO Lensvyaz in the Form of Merger into OAO NWT

The legal reorganization of telecom companies ("telcos") in the Northwest Russia came to a successful completion on 1 November, 2002. OAO[1] North-West Telecom, established around OAO Petersburg Telephone Network and 8 regional telecom operators, namely OAO Artelecom of Archangelsk Region, OAO Electrosvyaz of Vologda Region, OAO Cherepovetselectrosvyaz of Cherepovets Region, OAO Electrosvyaz of Kaliningrad Region, OAO Murmanelectrosvyaz of Murmansk Region, OAO Electrosvyaz of Pskov Region, OAO Electrosvyaz of the Republic of Karelia, and OAO Novgorodtelecom of Novgorod Region were reorganized by way of merging the same into OAO North-West Telecom (thereafter referred to as "NWT").

The need for telecom industry reforms that would involve the restructuring of Svyazinvest by merging the holding's subsidiaries and controlled companies into a few supra-regional companies was reflected in the *Telecom Market Development Concept of the Russian Federation*, approved by the Russian Federal Government on 21 December, 2000, and in Instruction No. IK-P10-14521 of the Russian Federal Government dated 16 August, 2001. The telco consolidation project was carried out to increase value and liquidity of government investments into the telecom industry; it enjoyed a broad support among Russian and foreign equity investors in telcos. Besides creating proper prerequisites and conditions to enhance the value and liquidity of shares in the consolidated companies for the benefit of their shareholders, the reorganization was likewise intended to consolidate the financial, managerial, and technological resources to maximize their efficiency, to improve their competitive edge, and to further expand the spectrum of telecom services.

As a result of such reorganization, several telecom operators whose business was restricted to their respective political subdivisions have been replaced with a single operator established in the Northwest Russia and offering the entire gamut of advanced communication services within a single footprint comprising St. Petersburg and eight regions in the Northwest Federal District. This consolidated telecom operator, namely NWT, covers an area with some 12.9 million residents and counts over 3.4 million subscribers. At present, this company stands among Russia's major operators as the largest universal telecom operator in the Northwest Federal District. In 2002,

[1] OAO is the Russian acronym for Open Joint Stock Company.

consolidated sales of NWT stood at 10.1 billion rubles, with a sales margin of 2.6 billion rubles[2]. In the 9 months of 2003, NWT booked 8.8 billion rubles in sales and 2.5 billion rubles in sales margin.

Ordinary and preferred shares in NWT are listed in RTS Grade A, Tier 2. During 2003, NWT's market capitalization, based on RTS-recorded share trades, was confined to the range of $260- $350 million, moving closer to the upper bound by the year-end.

For reasons related to certain disputes over title to large blocks of their common stock, OAO Lensvyaz (thereafter referred to as "Lensvyaz") and OAO Svyaz of Komi Republic (thereafter referred to as "Svyaz of Komi") were not involved in the consolidation projects. However, the title disputes were lawfully resolved in 2003, and the government regained its title to 20.0% of the authorized capital of Lensvyaz (26.7% of its common stock) and 19.0% of the authorized capital of Svyaz of Komi (25.3% of its common stock), clearing the way for actual consolidation of those telcos with NWT.

In practical terms, the consolidation process was launched in May 2003, when the Board of NWT reviewed and gave a go-ahead to a preparatory exercise for consolidating NWT, Lensvyaz and Svyaz of Komi Republic (Minutes No. 10-03 of the NWT Board dated 15 May, 2003). In its turn, Lensvyaz Board met on 9 June, 2003 to review and give a go-ahead to the consolidation of Lensvyaz with NWT (Minutes No. 19-2003 dated 9 June 2003 of the Board of Lensvyaz dated 24 October, 2003). In addition, each of the board meetings as aforesaid resolved to select Renaissance Capital as their consolidation advisor. In keeping with the above board resolutions, Renaissance Capital Financial Consultant was appointed to advise NWT and Lensvyaz on the consolidation project.

By this point in time, the advisor, acting together with working group members and specialists representing NWT and Lensvyaz, has completed a preparatory exercise intended to devise recommended terms and conditions for merging Lensvyaz into NWT, as set forth in a trilateral Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT ("Merger Agreement").

The format of such trilateral Merger Agreement was chosen because, in the course of reorganization, a joint general meeting of all companies to be reorganized must be held prior to the consolidation date to amend the Charter of NWT as the surviving company, reflecting its succession in title to Lensvyaz and Svyaz of Komi. Under Article 17 of Russian Federal Law No. 208-FZ "On Joint Stock Companies", the voting procedure at such joint general meeting of shareholders is defined by a merger agreement. Given the need to establish uniform procedures for convening and holding such joint meeting that would equally apply to all shareholders of the companies to be reorganized and would include the determination of its quorum and voting results, a trilateral agreement is preferable to standalone bilateral agreements between the respective target companies and the acquiring entity.

The format of a trilateral merger agreement has been tried and tested in the 1999-2000 project that involved the reorganization of PTN, Saint-Petersburg MMT, and Saint-Petersburg Telegraph. Such trilateral agreement provides for its survivability with regard to the two remaining parties in case one of the target companies refuses to proceed.

[2] As per *Profit and Loss Account*, Form No. 2 under the Russian Accounting Standards.

**Terms and Conditions of Reorganization**

Based on the experience of a prior project that involved consolidation of Northwestern telecommunication companies, and in light of its practicality and advisability, the legal format chosen for such consolidation calls for reorganization by way of merging Lensvyaz into NWT under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" ("Merger").

Under Article 17 Russian Federal law No. 208-FZ "On Joint Stock Companies" (thereafter referred to as "JSC Law"), merger means the termination of a company (the target) subject to the conveyance of all its rights and obligations to another company (the acquiring entity). A merger may be achieved by converting the target company shares into shares of the surviving entity and by conveying all rights and obligations of such target to the surviving entity. In such case, shareholders of the target company become shareholders of the surviving entity, shares in the target company are cancelled, and the target as such discontinues its operations as a standalone legal entity. Therefore:

- following the Merger, the shareholders of Lensvyaz would become NWT shareholders;
- as a result of such Merger Lensvyaz would no longer exist as separate legal entities, while their assets and liabilities would be transferred to NWT by way of succession.

Key advantages of the merger format are as follows:

- NWT, as the strongest and largest incumbent telecom operator in the Northwest Russia, provides a natural basis for consolidation;
- as NWT shares rank among the more liquid telecom scripts in the organized securities market, the market in this stock would survive the Merger. In addition, NWT operates a Level 1 ADR program, which would likewise continue after the Merger;
- no interruption would occur in the operations of NWT and Lensvyaz on termination of either target company as a legal entity, for NWT, as the successor in title to Lensvyaz would retain its corporate status at each point in time while each target company winds up and its shares are converted into shares in NWT.

Based on the statutory mechanism of proceeding with such Merger, the key condition for merging Lensvyaz into NWT, which must be approved by extraordinary general meetings of Lensvyaz and NWT as part of their Merger Agreement concerns the following share conversion ratios ("Conversion Ratios"):

- ordinary shares of Lensvyaz into ordinary shares of NWT; and
- preferred shares of Lensvyaz into preferred shares of NWT;

The Conversion Ratios, being a condition to the Merger, have been set forth in the draft Agreement on Merger of Lensvyaz and Svyaz of Komi into NWT, which ought to be approved by shareholders of respectively Lensvyaz and NWT, as follows:

0,0268 ordinary registered non-documentary shares of Lensvyaz are convertible into ONE ordinary registered non-documentary share of NWT; and

0,0268 preferred registered non-documentary shares of Lensvyaz are convertible into ONE preferred registered non-documentary share of NWT.

The above Conversion Ratios are uniformly applicable, respectively, to all issues of ordinary registered non-documentary shares in each company and to all issues of preferred registered non-documentary shares in each company.

The above Conversion Ratios are based on advice of Renaissance Capital - Financial Consultant, as laid down in a dedicated memorandum on recommended conversion ratios.

Renaissance Capital - Financial Consultant have prepared their recommendations based on equity valuations of NWT and Lensvyaz, as estimated using various valuation techniques generally accepted in international and in Russia: analysis of share prices in the organized securities market; comparable companies and comparable acquisitions analysis; discounted cash flow analysis; and net asset value analysis. The recommended Conversion Ratios rely on the relationship between valuations of respectively common shares of Lensvyaz vs. those of NWT; preferred shares of Lensvyaz vs. those of NWT. Conversion Ratios estimates included three phases:

- equity valuation of each company to be reorganized;
- equity value allocation per ordinary share and per preferred share;
- estimation of the Conversion Ratio range applicable to ordinary shares and the Conversion Ratio range applicable to preferred shares.

Such analysis has produced the following ranges for Conversion Ratios to be recommended (see also Appendix 1):

from 0,0264 to 0,0272 common shares in Lensvyaz per 1 common share in NWT; and

from 0,0264 to 0,0272 preferred shares in Lensvyaz per 1 preferred share in NWT.

Renaissance Capital - Financial Consultant advised to choose a mid-range Conversion Ratio for the purpose of Merger Agreement rounding it to the nearest integer as prescribed by the rules of mathematics.

NWT shareholders may examine the respective memorandum of Renaissance Capital - Financial Consultant as to recommended Conversion Ratios in such time and subject to such procedures as laid down in the *Shareholder Notice of an Extraordinary General Meeting.*

The remaining terms and conditions of the Merger, including NWT's succession (universally applicable) to the rights and liabilities of Lensvyaz (including any pecuniary rights and liabilities, and further including any contested obligations) arise from the requirements imposed by the existing laws and regulations of the Russian Federation. Under Article 59 of the Russian Civil Code, such succession provision, as well as transferable rights and obligations of pecuniary nature (including any contested liabilities) of Lensvyaz must be recorded in its respective Transfer Deed. Under Article 17 of the JSC Law, such Transfer Deed would be only drawn up as to Lensvyaz, being the target company, subject to approval by its shareholders at respective extraordinary general meeting, along with the Merger Agreement.

Under Order No. 44n of the Russian Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", which came into effect as of January 1, 2003, such Transfer Deed of Lensvyaz must exhibit company's accounts as of December 31, 2003, to the extent of its annual financial statements, as well as an inventory of its property and liabilities to evidence the accuracy of such Transfer Deed (as to availability, condition, and valuation of its properties and liabilities).

## Merger Procedure

The Merger procedure, as defined by the Merger Agreement, follows the requirements of the existing laws and regulations of the Russian Federation, namely Russia's Civil Code; Russian Federal Law No. 208-FZ "On Joint Stock Companies"; Russian Federal Law No. 39-FZ "On the Securities Market", Regulation No. 27 of Russia's Federal Commission for Securities Market ("FCSM") dated October 2, 1997 and titled "Approval of the Statute as Regards Maintaining a Register of Holders of Registered Securities"; Resolution No. 17/ps of Russia's FCSM dated May 31, 2002 and titled "Approval of the Statute as Regards Additional Requirements Applicable to the Preparation, Convocation and Conduct of a General Shareholders' Meeting"; Resolution No. 03-30/ps of Russia's FCSM dated June 18, 2003 and titled "Standards of Security Issues and Registration of Security Prospectuses"; Decree No. 1210 of Russia's President dated August 18, 1996 and titled "Measures to Protect Shareholder Rights and Secure the Interests of Government as an Owner and Shareholder"; RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets"; Russian Federal Law No. 129-FZ "On Government Registration of Legal Entities and Individual Entrepreneurs"; Resolution No. 439 of the Russian Federal Government dated June 19, 2002 and titled "Approval of Document Forms to Be Used on Government Registration of Legal Entities and the Requirements as to Their Execution"; Resolution No. 440 of the Russian Federal Government dated June 19, 2002 and titled "Approval of the Procedure for Interaction Among Registration Authorities on Government Registration of Legal Entities Established Through Reorganization"; Order No. 44n of the Russian Ministry of Finance dated May 20, 2003 and titled "Approval of Methodological Guidelines as to Compilation of Accounts on Reorganization of Entities", plus the Charters of companies to be reorganized. The Merger procedure comprises certain key corporate actions and measures as follows:

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| **1. Extraordinary General Meetings** | | |
| The Board of NWT and Lensvyaz meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of extraordinary general meetings, adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, plus share buyout matters, including market valuation of shares for redemption purposes. | 20 February, 2004 | The Parties' Boards meet to consider reorganization by way of Merger, including any issues pertaining to the convocation and preparation of the Parties' extraordinary general meetings, in keeping with Article 17 of the JSC Law.<br>Adoption of the feasibility paper on the terms and procedures of reorganization by way of Merger, in keeping with Resolution No. 17/ps of Russia's FCSM.<br>Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). |
| NWT applies to MAP requesting a tentative MAP consent to its reorganization by way of Merger. | First decade of March 2004 | Under RSFSR Law No. 948-1 "On Competition and Restriction of Monopolistic Activities in Commodity Markets". |
| Extraordinary general meeting of Lensvyaz adopts resolutions to reorganize Lensvyaz by way of Merger, approving the Merger Agreement and the Transfer Statement.<br>Extraordinary general meeting of NWT adopts a resolution to reorganize NWT by way of Merger, approving the Merger Agreement.<br>In addition, the extraordinary general meeting of NWT would review other Merger-related issues:<br>▪ determination of the maximum amount, par value, and class of declared common and preferred shares, plus the rights vested therein; | 14 and 15 April, 2004, respectively | Adoption of a resolution for the purpose of shareholder reorganization of the target company and surviving entity by way of approving the Merger Agreement, in keeping with Article 17 of the JSC Law.<br>An extraordinary meeting shall be deemed duly held if attended by at least 50% votes of shareholders entitled to vote on issues of its agenda (Article 58 of the JSC Law). When such extraordinary meeting votes on any agenda matters related to reorganization, both common and preferred shareholders are entitled to vote (Articles 31 and 32 of the JSC Law). In order to adopt such reorganization resolution and to approve the Merger Agreement and the Transfer Statement, at least 75% majority vote is required by shareholders voting on such matter (Article |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| ▪ amendments to the Charter as regards the determination of the maximum amount, par value, and class of declared common and preferred shares in NWT, plus the rights vested therein;<br>▪ other matters as required to perform reorganization by way of Merger. | | 49 of the JSC Law). Svyazinvest, as the majority shareholder in the target companies and NWT, would be entitled to vote on reorganization issues at such extraordinary general meetings, since the "interested party rule" does not apply to reorganizations. (Based on prior experience of telecom companies' reorganization in 2000-2001, and the reorganization of Center Telecom in 2002. In addition, such position has been reviewed by courts and fully upheld by effective decisions of the Economic Court for St. Petersburg and Leningrad Region dated March 21, 2003 in Case No. A56-30144/02, and the Economic Court of Amur Region dated June 26, 2003 in case No. A04-4163/02-17/143).<br>The extraordinary general meeting of NWT has to adopt a resolution defining the maximum amount, par value, and class of its declared common and preferred shares, plus the rights vested therein, and appropriately amending its Charter, since NWT must issue additional common and preferred shares into which target companies' shares would be converted, as required by the NWT Charter. |
| **2. Following Extraordinary General Meetings and Prior to the Joint Meeting** | | |
| Written notification to the tax authorities at each reorganized companies' place of registration about the intended registration by way of Merger within 3 days after the general meeting of each company to be so reorganized adopts a resolution approving its reorganization by way of Merger. | On or before 19 April, 2004 | Under Article 23 of the Russian Tax Code (Part one), vide No. 146-FZ. |
| Notification to Lensvyaz creditors about the Merger resolutions so adopted following the last of extraordinary general meetings. Press announcements of the decision would be made within 30 days of the latest of extraordinary general meetings. Within the 30-day statutory term following the notice period, Lensvyaz creditors may present a written demand for prepayment or early performance of any liabilities and may claim damages. | Notice to Lensvyaz creditors up to 14 May, 2004.<br>Receipt of any claims from Lensvyaz creditors up to 14 June, | The requirement for notifying creditors of companies to be reorganized, as well as the procedure for such notification, once a reorganization resolution has been adopted, are defined in Article 15 of the JSC Law.<br>Since the Law fails to prescribe a procedure of settling accounts with such creditors, each company shall independently define such procedure and sequence of settlements with creditors once appropriate creditor claims are received. In case any creditor |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| Settlement of any relationships with creditors. | 2004. | claims on a target company have not been reviewed or satisfied by the Merger date for any reason whatsoever, NWT shall satisfy the same, since NWT succeeds such target company in its liabilities. |
| OAO Lensvyaz shareholders exercise their right to demand that respective companies buy out their shares subject to conditions and procedures established by the Lensvyaz Board.<br><br>Lensvyaz notifies its employees of the reorganization in the form of Merge of OAO Lensvyaz in accordance with Labour Codex of the Russian Federation. | Receipt of Lensvyaz shareholders' demands up to 29 May, 2004<br>Share buyout from Lensvyaz shareholders up to 29 June, 2004 | Any shareholders in respective companies who voted against reorganization or failed to vote thereon may require that the company redeem all or a portion of their shares (Article 75 of the JSC Law). The buyout price shall be determined separately with regard to common and preferred shares, and the redemption procedure shall be defined by the respective company Boards in line with an independent assessor's recommendations (Articles 75 and 77 of the JSC Law). Each company is obliged to notify its shareholders of their right to require that the company redeem their shares, likewise describing the price and procedure of such buyout (Article 76 of the JSC Law). The procedure of redeeming shares from shareholders, as defined by the Board and as described in the Merger Agreement, is governed by Article 76 of the JSC Law. |
| Actions to issue additional shares:<br>NWT shall duly register its Charter amendments related to its decision to define the maximum amount, par value, and class of any declared shares, plus any rights vested therein.<br>NWT's Board shall resolve to increase its authorized capital by placing additional shares within the declared quantity and shall approve the share issue decisions.<br>NWT shall obtain registrations of its share issue resolutions from Russia's FCSM. | Registration of amendments to NWT's Charter: May 2004<br>Approval of share issue decisions: last ten days of June 2004<br>Registration of share issue decisions with | Pursuant to resolutions made by NWT in its extraordinary general meeting to define the maximum amount, par value, and class of any declared ordinary and preferred shares, plus any rights vested therein, and to amend its Charter for the purpose of defining the maximum amount, par value, and class of any declared shares in NWT, the appropriate amendments to NWT Charter shall be registered.<br>In keeping with NWT's Charter, its Board resolves to increase the company's authorized capital by placing additional shares and approves the share issues decisions.<br>In keeping with Resolution No. 03-30/ps of Russia's FCSM, |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | Russia's FCSM: July 2004 | NWT obtains registration of its shares issue resolutions with Russia's FCSM. As to each of the target companies, two share issues would be made: one for the purpose of converting such target's ordinary shares and the other for the purpose of converting its preferred shares. Following the requirements of the Federal Law "On Securities Market" and the above Resolution of FCSM, no share issue prospectus would be registered, since such additional share issue would be neither offered to the public nor placed in a private subscription among shareholders whose number would exceed 500. |
| **3. Joint General Meeting of the Companies to be Reorganized** | | |
| Once the MAP approval is obtained to carry out reorganization by way of Merger and once the share issue resolutions are registered with Russia's FCSM, a joint Board meeting of the companies to be reorganized (which would be convened by the Board Chairman of NWT in coordination with the target companies' Boards) would convene a joint general meeting of their shareholders and would resolve all issues related to the preparation and conduct of such joint meeting.<br>The companies to be reorganized hold their joint general meeting and consider amendments to NWT's Charter. | Joint Board meetings and convocation of a joint general meeting: mid-July 2004<br>Joint general meeting: end-August 2004 | A joint general meeting of the companies to be reorganized would be held to adopt resolutions on amending the Charter and, if need be, on other issues as prescribed by Article 17 of the JSC Law.<br>The joint meeting has to be held prior to the share conversion date, in keeping with the existing procedure for government registration of legal entities established by way of reorganization, as defined by the Federal Law "On Government Registration of Legal Entities and Individual Entrepreneurs" and Resolutions No. 439 and 440 of the Russian Federal Government dated 19 June, 2002. In keeping with this procedure, if reorganization occurs by way of merger, the government registration requirement applies to any amendments to the foundation documents of the legal entity into which other legal entity are consolidated; besides, the winding up of target companies must be registered as well.<br>Therefore, the joint general meeting of the companies to be reorganized must adopt a resolution amending NWT's Charter to provide for its succession in title to target companies.<br>In accordance with Decree No. 1210 of Russia's President dated August 18, 1996 and titled "Measures to Protect Shareholder Rights and Secure the Interests of Government as an Owner and Shareholder" the procedure of the joint |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | | fractional shares in case of share conversion, to the extent selected shareholders of a target company are left with a fractional number of NWT shares as a result of share conversion, such share fractions should be dome away with. Since the law fails to define any method(s) of doing away with share fractions that may arise in share conversion, and given the experience of prior projects of telco reorganization, the Merger Agreement opts for a mathematical rounding approach. |
| As of the date preceding the respective date of EGRYuL entry that evidences the winding up of OAO Lensvyaz as a legal entity, OAO Lensvyaz would compile its final accounts with an explanatory note disclosing any changes in the value of any properties and liabilities to be transferred, and shall likewise inventory its properties, financial liabilities, and other obligations. | As of 30 September, 2004. | In keeping with Order No. 44n of Russia's Ministry of Finance dated 20 May, 2003. |
| **5. Post-Merger Phase** | | |
| All assets and liabilities of Lensvyaz, as well as its entitlements and/or obligations recorded below the line as of the Merger date shall be transferred to NWT under respective Transfer Statements. | | In keeping with Article 17 of the JSC Law. |
| NWT's Board resolves to approve the share issue reports.<br>NWT obtains registration of the share issue reports from Russia's FCSM.<br>NWT obtains registration of necessary amendments to its Charter, including any amendments pertaining to the increase of NWT's charter capital by the par value of any shares so placed, the increased number of its outstanding shares, and decreased number of declared shares in respective classes. | Approval of share issue reports: last decade of October 2004.<br>Registration of reports with Russia's FCSM: end-October or first decade of November 2004.<br>Registration of amendments to the Charter: November | In keeping with the Federal Law No. 39-FZ "On Securities Market", Resolution No. 03-30/ps of Russia's FCSM, and the Charter of NWT. |

| Key Phases and Actions | Dates | Notes |
|---|---|---|
| | 2004. | |

**Appendix 1**

**RECOMMENDED CONVERSION RATIOS RANGES:**
**Shares of Lensvyaz Into Shares of NWT**

| | North-West Telecom | Lensvyaz |
|---|---|---|
| Shareholders' Equity Valuation Range | **US$441 mln - US$485 mln** | **US$45 mln – US$51 mln** |
| Shareholders' Equity Valuation Range per share | **Ordinary:** US$0.51 – US$0.57<br>**Preferred:** US$0.31 – US$0.34 | **Ordinary:** US$18.91 – US$21.39<br>**Preferred:** US$11.34 – US$12.83 |

Share Conversion Ratio Ranges

(number of Lensvyaz shares, to be converted into one share of NWT of the corresponding type)

**Ordinary: 0.0264 – 0.0272**

**Preferred: 0.0264 – 0.0272**

- Based on the Analysis performed Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Lensvyaz to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 0.0264 to 0.0272 ordinary shares of Lensvyaz** |
| **Into one preferred share of NWT is converted:** | **from 0.0264 to 0.0272 preferred shares of Lensvyaz** |

**NOTIFICATION OF HOLDING AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS**

**OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM**
**26 ul. B. Morskaya, St. Petersburg, Russia, 191186**

*Dear Shareholder,*

Hereby OJSC North-West Telecom would like to advise you of holding on 15th April 2004 at 1:00 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, an extraordinary general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).

Registration of the shareholders will be held on 15th April 2004 starting from 11:00 Moscow time in the venue of the Meeting.

**Agenda of the Meeting:**

1. **On reorganization of the Open Joint-Stock Company North-West Telecom in the form of affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Communication (Svyaz) of the Republic of Komi with the Open Joint-Stock Company North-West Telecom. Approving the Agreement of affiliation of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Communication of the Republic of Komi with the Open Joint-Stock Company North-West Telecom.**
2. **On establishing the number, face value, category (type) of the stated shares of OJSC NWT and the rights granted by such shares, and on introducing the respective amendments and additions to the Company's Articles of Association.**
3. **On terminating the participation of OJSC NWT in the Association of Telecommunication Operators of the North-Western Region of RF.**

The list of the parties entitled to participation in the Meeting has been made according to the data of the register of the Company's registered securities holders as of 27 February 2004.

**The right of vote in respect of the 1st issue** of the agenda of the Meeting **belongs to the holders of common shares and preferred shares** of the Company, while the right of vote in respect of the 2nd and 3rd issues of the agenda of the Meeting belongs to the holders of common shares only.

Shareholders may get familiarized with the materials for the Meeting starting from 15th March 2004 till 14th April 2004 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- office 241, d.24, ul. B. Morskaya, St. Petersburg, Department of Shareholders and Securities of OJSC NWT;
- 24, ul. Bolnichnaya, Kaliningrad (the branch of OJSC NWT Electrosvyaz of Kaliningrad Oblast);
- office 12, d. 5, Oktyabrsky pr., Pskov (the branch of OJSC NWT Electrosvyaz of Pskov Oblast);
- 2, ul. Lyudogoshcha, Veliky Novgorod (the branch of OJSC NWT Novgorodtelecom);
- 5, ul. Dzerzhinskogo, Petrozavodsk (the branch of OJSC NWT Electrosvyaz of the Republic of Karelia);
- office 13, d. 5, ul. Samoylovoy, Murmansk (the branch of OJSC NWT Murmanelectrosvyaz);
- 29, ul. Kommunistov, Cherepovets (the Cherepovets United Communication Centre of the branch of OJSC NWT Electrosvyaz of Vologda Oblast);
- 4, Sovetsky pr., Vologda (the branch of OJSC NWT Electrosvyaz of Vologda Oblast);
- 45, Troitsky pr., Arkhangelsk (the branch of OJSC NWT Artelecom of Arkhangelsk Oblast).

Otherwise, the said information (materials) to the Meeting can be found in the site of the Company: www.nwtelecom.ru. On the 15th of April 2004 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) is entitled to be present at the Meeting personally and to vote on the issues of the agenda of the Meeting or to send filled out ballots to: St. Petersburg, 191186, 26, ul. B. Morskaya, OJSC North-West Telecom. The deadline for acceptance of voting ballots in case of sending them by mail is the **12th of April 2004**. Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot **must** be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders – passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or

certified by the notary.

2. For a representative of a legal entity shareholder - passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the Civil Code of RF or certified by the notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of the power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the Civil Code of RF or must be certified by the notary, and their copies must be certified by the notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

If the extraordinary general meeting of the shareholders of OJSC North-West Telecom takes a positive decision on reorganization of OJSC NWT, a shareholder holding voting shares of OJSC NWT, who has voted against or who has not taken part in the voting on the issue, is entitled to demand that the Company redeem all or a part of the shares held by him/her/it. Such redemption of shares must be at the price of 11.04 roubles per common share and 6.44 roubles per preferred share. A written demand of OJSC NWT's shares redemption (with the obligatory indication of the passport data (registration data), place of residence (location), contact telephone No. of the shareholder, number of shares he/she/it demands to be redeemed) is to be sent by registered mail to the following address: St. Petersburg, 191186, d. 26, ul. B. Morskaya, OJSC North-West Telecom.

A demand of a shareholder of OJSC NWT to redeem shares held by him/her/it must be presented not later than 45 days from the date the respective decision is taken by the extraordinary general meeting of the shareholders of OJSC NWT. The shareholder is entitled to recall his/her/its demand to redeem shares at any moment within 45 days by sending a notice in an arbitrary form to the Company. Should a shareholder fail to recall its demand, then such a shareholder, upon expiry of 45 days from the date the decision on reorganization is taken by the extraordinary general meeting of the shareholders of OJSC NWT, is deprived of the right to recall his/her/its demand to redeem shares.

Upon expiry of the period for presentation of demands to redeem shares, OJSC NWT must redeem, within 30 days, shares of OJSC NWT from the shareholders who have presented redemption demands according to the established procedure. Within 30 days, OJSC NWT will pay to the respective shareholder the money due to him/her/it, starting from the working day following the expiry of the 45-days period after the respective decision is taken at the extraordinary general meeting of the shareholders of OJSC NWT. OJSC NWT will notify the shareholder of the date of payment to the address indicated by him/her/it in the redemption demand.

If on the 46$^{th}$ day after the date of taking the respective decision at the extraordinary general meeting of the shareholders of OJSC NWT it is established that shareholders of OJSC NWT have presented for redemption shares worth of more than 10 per cent of the value of net assets of OJSC NWT as of the date of taking the decision on reorganization, then shares are to be redeemed from shareholders of OJSC NWT in proportion to the presented demands with rounding off the fractional parts of shares according to the mathematical rules.

**Telephone for information: (812) 312 52 89, Department of Shareholders and Securities**

**Board of Directors of OJSC PTN**

# OJSC North-West Telecom

## Calculation of the Net Assets

### for the year 2003

Unit of measurement: **thousand roubles**

| Name of the balance sheet line | Index code of the balance sheet line | As of 01.01.2003 | As of 31.12.2003 |
|---|---|---|---|
| **ASSETS** | | | |
| Intangible assets | 110 | 115 | 10 |
| Fixed assets | 120 | 10953003 | 13343154 |
| Capital investments | 130 | 1208435 | 724863 |
| Profitable investment in stocks of materials and capital equipment | 135 | | |
| Long-term financial investments | 140 | 159481 | 942869 |
| Deferred tax assets | 145 | 5508 | 136847 |
| Other non-circulating assets | 150 | 205104 | 619084 |
| Stock | 210 | 280422 | 432790 |
| Value added tax on acquired values | 220 | 407099 | 615000 |
| Accounts receivable (expected in over 12 months after the reporting date) | 230 | 17009 | 31848 |
| Accounts receivable (expected within 12 months after the reporting date) | 240 | 1355580 | 1215018 |
| Short-term financial investments | 250 | 12959 | 14841 |
| Monetary funds | 260 | 338473 | 279988 |
| Other current assets | 270 | 362 | 507 |
| **LIABILITIES** | | | |
| **IV.** IV. LONG-TERM LIABILITIES | | | |
| Credits and loans | 510 | 434622 | 1580764 |
| Deferred tax liabilities | 515 | 271323 | 403493 |
| Other long-term liabilities | 520 | 906825 | 1093760 |
| V. SHORT-TERM LIABILITIES | | | |
| Credits and loans | 610 | 579006 | 988274 |
| Accounts payable | 620 | 2063014 | 2910113 |
| Indebtedness to participants (founders) on income payment | 630 | 50557 | 24681 |
| Reserves for forthcoming costs | 650 | | |
| Other short-term liabilities | 660 | | |

### Statement on the net assets value

| Index | | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|
| Net assets | | 10 638 202 | 11 355 733 |

**Chief accountant** M.M. Semchenko

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.06-04**
(meeting with attendance of participants)

the city of Moscow 20th February 2004

***PARTICIPANTS:***

**Chairperson:**

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

**Members of the Board of Directors:**

Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Alexandr Abramovich Sysoyev - Deputy General Manager, OJSC Telecominvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

DECISION:

**2.1. To determine the prices of redeeming common and preferred shares of OJSC NWT from shareholders of OJSC NWT in compliance with article 75 of the Federal Law of RF No. 208-FZ On Joint-Stock Companies on the basis of the report of the independent appraiser of CJSC Consulting Agency INFO-PARK No. 253 of 30.09.2003:**

- **common registered nondocumentary shares of OJSC NWT - 11.04 roubles per share**
- **preferred registered nondocumentary shares of OJSC NWT - 6.44 roubles per share.**

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

**2.2. In compliance with article 76 of the Federal Law of RF No. 208-FZ On Joint-Stock Companies, the following procedure of redeeming shares from shareholders of OJSC NWT shall be established:**

**If the extraordinary general meeting of the shareholders of OJSC North-West Telecom takes a positive decision on reorganization of OJSC NWT, a shareholder holding voting shares, who has voted against or who has not taken part in the voting on the issue, is entitled to demand that the Company redeem all or a part of the shares held by him/her/it.**

**A written demand of OJSC NWT's shares redemption (with the obligatory indication of the passport data (registration data), place of residence (location), contact telephone No. of the shareholder, number of shares he/she/it demands to be redeemed) is to be sent by**

**registered mail to the following address: St. Petersburg, 191186, d. 26, ul. B. Morskaya, OJSC North-West Telecom.**

**A demand of a shareholder of OJSC NWT to redeem shares held by him/her/it must be presented not later than 45 days from the date the respective decision is taken by the extraordinary general meeting of the shareholders of OJSC NWT. The shareholder is entitled to recall his/her/its demand to redeem shares at any moment within 45 days by sending a notice in an arbitrary form to the Company. Should a shareholder fail to recall his/her/its demand, then such a shareholder, upon expiry of 45 days from the date the decision on reorganization is taken by the extraordinary general meeting of the shareholders of OJSC NWT, is deprived of the right to recall his/her/its demand to redeem shares.**

**Upon expiry of the period for presentation of demands to redeem shares, OJSC NWT must redeem, within 30 days, shares of OJSC NWT from the shareholders who have presented redemption demands according to the established procedure. Within 30 days, OJSC NWT will pay to the respective shareholder the money due to him/her/it, starting from the working day following the expiry of the 45-days period after the respective decision is taken at the extraordinary general meeting of the shareholders of OJSC NWT. OJSC NWT will notify the shareholder of the date of payment to the address indicated by him/her/it in the redemption demand.**

**If on the 46th day after the date of taking the respective decision at the extraordinary general meeting of the shareholders of OJSC NWT it is established that shareholders of OJSC NWT have presented for redemption shares worth of more than 10 per cent of the value of net assets of OJSC NWT as of the date of taking the decision on reorganization, then shares are to be redeemed from shareholders of OJSC NWT in proportion to the presented demands, fractional parts of shares being rounded off according to the mathematical rules.**

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

Chairperson of the Board of Directors — V.N. Yashin
Secretary of the Board of Directors — A.A. Bondarenko

The extract is true
Secretary of the Board of Directors  A.A. Bondarenko

**Annual Reports and Audited Annual Financial Statements of OAO NWT, OAO Lensvyaz and OAO Svyaz of the Republic of Komi for 2000, 2001 and 2003**

**(Brief Description in English)**

In connection with preparation to the Extraordinary General Meeting of Shareholders which was held on April 15, 2004 ("EGM"), and which agenda included approval of the merger of OAO Lensvyaz and OAO Svyaz of the Republic of Komi to the Company, the Company posted on its website annual reports and audited annual financial statements prepared in accordance with Russian statutory accounting principles of the Company, OAO Lensvyaz and OAO Svyaz of the Republic of Komi for 2000, 2001 and 2002, including:

1. Auditor's report;
2. Balance sheet;
3. Profit and loss statements;
4. Capital changes report;
5. Cash flow report;
6. Appendix to the balance sheet; and
7. Explanatory note to the financial statements.

Although the Company is required under Russian law to distribute these materials to its shareholders before the above-mentioned EGM, the Company did not prepare, participate in the preparation, or provide information for inclusion in any of these materials and, to the fullest extent permitted by applicable law, expressly disclaims and does not assume any responsibility for the accuracy and completeness of the information contained therein.

**Voting Ballots**

**(Brief Description in English)**

The Company has distributed draft voting ballots to the Company's shareholders in connection with preparation for the annual General Meetings of Shareholders that took place on April 15, 2004. The voting ballots, among other things, contain information on the procedures for the extraordinary Joint General Meetings of Shareholders, the address to which the filled-in and signed voting ballots should be sent (to 26 ul. Bolshaya Morskaya, St. Petersburg, 191186), the deadline for sending voting ballots (i.e., April 12, 2004), and draft resolutions on each issue of the agenda.

For the text of the draft resolutions, see the draft resolutions submitted herewith as item 34.3 of the Annex B-1.


СЕВЕРО-ЗАПАДНЫЙ
Телеком

## Restructuring of North-West Telecom

## in the Form of Takeover of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi

OJSC North-West Telecom hereby announces that it is in the process of restructuring by takeover of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi.

The forthcoming restructuring will complete the process of establishment of a universal communication operator in the entire territory of Russia's North-Western Federal District. As a result of the merger, a company will be established that will provide the whole range of telecommunication services in the territory with the population of over 14 million.

The merger of the companies will enable to consolidate financial, managerial and technological resources to optimize their use, and to improve the competitiveness and to expand the offered range of communication services. The advantages thus gained by N. W. Telecom are: higher operation efficiency, stronger foothold on the market, and better prospects of development; higher investment attractiveness of the stock due to its marketability growth, broader abilities of the company as a large borrower, and growing credit status of the company.

***The restructuring has involved the following stages:***

| Period | Restructuring milestones |
|---|---|
| July-November 2003 | Financial and legal analysis of the companies. Assessment of the companies. Development of a draft affiliation agreement and a draft transfer statement. |
| February 2004 | Convening of extraordinary general meetings of shareholders. Pre-approval of the draft Agreement on Affiliation by the Board of Directors. Approval of the stock redemption price. |
| April 2004 | Extraordinary general meetings of shareholders. Passing a resolution on restructuring. Approval of the Merger Agreement and the Transfer Statement. |
| May 2004 | Authorization of the restructuring by antitrust bodies. |
| August 2004 | State registration of additional securities issues. |
| August 2004 | Joint meeting of shareholders of the restructured companies. Adoption of amendments to the Charter. |
| September 2004 | Registration of the amendments to the Charter. |
| October 1, 2004 | Conversion of the shares, and completion of the legal restructuring procedure. |
| November 2004 | Start of additionally issued stock trading on the secondary market. |

On February 20, 2004 the Board of Directors of OJSC North-West Telecom approved the terms of the restructuring. The Board of Directors passed a resolution on the convening of an extraordinary general meeting of the Company's shareholders on 15.04.2004. The Meeting will be held in the form of joint attendance of shareholders. The list of persons authorized to participate in the Meeting is based on the data of the register of owners of the Company's registered securities as of February 27, 2004. The Meeting will be attended by holders of the Company's ordinary and preferred shares. The forthcoming Meeting is a milestone of the ongoing project of merger of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi with OJSC North-West Telecom.

All the information for the Meeting including the memorandum, justification of the terms of

affiliation, share value calculation etc. may be found on the Company's website www.nwtelecom.ru. The information is presented in English and in Russian.

The affiliation will be achieved by conversion of the shares of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi into shares of OJSC N. W. Telecom, and by cession of all the rights and obligation of the affiliated companies to OJSC North-West Telecom.

The ordinary share and preferred share conversion factors are uniform, stated in the draft Agreement of Affiliation of OJSC Lensviaz and OJSC Sviaz of Komi with OJSC N. W. Telecom, which has to be approved by the shareholders of OJSC Lensviaz, OJSC Sviaz of Komi, and OJSC N. W. Telecom, respectively. They are:

0.0268 shares of OJSC Lensviaz will be converted into one registered non-documentary ordinary share of OJSC N. W. Telecom; and

4.0 shares of OJSC Sviaz of the Republic of Komi will be converted into one registered non-documentary ordinary share of OJSC N. W. Telecom.

The above conversion factors are based on the recommendations of Renessans Kapital – Financial Consultant Co. Ltd. as the consultant for the restructuring. The consultant prepared its recommendations after a thorough analysis of the three companies using the following valuation methods:

- Discounted cash flows method
- Comparable companies method
- Comparable transactions method
- Stock market prices method
- Net assets method

The conversion factors are common for all the issues of registered non-documentary ordinary shares of each of the companies and for all the issues of registered non-documentary preferred shares of each of the companies, respectively. For the purposes of conversion of shares of OJSC Lensviaz and OJSC Sviaz of the Republic of Komi, OJSC N. W. Telecom will issue the required number of new ordinary and preferred shares, i.e.:
145 134 309 ordinary shares, and
48 379 035 preferred shares.
The total number of additionally issued shares of OJSC N. W. Telecom will make 21 percent of the previously issued shares.

Should the extraordinary general meeting of shareholders of OJSC N. W. Telecom pass a favorable resolution on the restructuring of OJSC N. W. Telecom, a holder of voting shares of OJSC N. W. Telecom who votes against, or abstains from voting may demand redemption by the Company of some or all of the shares owned thereby. Such shares shall be redeemed at the price of RUR 11.04 per ordinary share and RUR 6.44 per preferred share.

**Brief Description of the Companies Involved in the Restructuring:**

***OJSC North-West Telecom*** *is the largest telecommunication company in the North-West of Russia providing a broad range of telecommunication services to residents and corporate customers in the territory of the North-Western Federal District, with such large industrial centers as St. Petersburg, Petrozavodsk, Vologda, Kaliningrad, Murmansk, Archangel, Pskov, and Veliky Novgorod.*

*The major shareholders of OJSC North-West Telecom are OJSC Sviazinvest owning 39.89% of the authorized capital, CJSC Brunswick UBS Warburg Nominees with 13.69%, CJSC Depositary and Clearing Company with 10.08%, and Lindsell Enterprises Ltd. with 7.64%.*

*The stock of OJSC North-West Telecom is traded at the Moscow International Currency Exchange, RTS, and on the US over-the-counter market as Level 1 ADRs.*

*RTS ticker: SPTL, SPTLP.*

*ADR ticker: NWTEY.*

*The proceeds of OJSC North-West Telecom in 2003 were RUR 12,336,392,000.*

***OJSC Sviaz of the Republic of Komi*** *is a communication operator of the Republic of Komi. The Republic of Komi is in the European North of Russia and is a part of the North-Western Federal District.*

*OJSC Sviaz of the Republic of Komi provides services of local, national, and international telephone communication, Internet access services, and other telecommunication services.*

*The Company includes 13 subsidiaries.*

*The major shareholders of the Company holding at least 5% of the authorized capital are OJSC Sviazinvest (37.5%), the RF Ministry of Property Relations (19%).*

*The proceeds of OJSC Sviaz of the Republic of Komi in 2003 were RUR 1,394,113,000.*

***OJSC Lensviaz*** *is a communication operator offering telecommunication services in Leningrad Oblast.*

*OJSC Lensviaz provides services of local, national, and international telephone communication, Internet access services, and other telecommunication services.*

*The Company includes seven subsidiaries.*

*The major shareholders of the Company are OJSC Sviazinvest owning 38% of the authorized capital, the RF Ministry of Property Relations with 20%, CJSC Brunswick UBS Warburg Nominees with 14.3%, and CJSC Depositary and Clearing Company with 7.25%.*

*The proceeds of OJSC Lensviaz in 2003 were RUR 1,403,247,000.*


ЛЕН СВЯЗЬ


Северо-Западный
ТелекоМ


СВЯЗЬ
РЕСПУБЛИКИ КОМИ

# REORGANIZATION OF OAO NORTH-WEST TELECOM, AND OAO LENSVYAZ, AND OAO SVYAZ OF KOMI REPUBLIC

## Memorandum on Analysis of Recommended Conversion Ratios of Shares of OAO Lensvyaz Into Shares of OAO North-West Telecom and Shares of OAO Svyaz of Komi Republic Into Shares of OAO North-West Telecom

**January 2004**

Renaissance Capital

Ренессанс Капитал

## TABLE OF CONTENTS

# I. INTRODUCTORY NOTES AND RECOMMENDED RANGES OF THE SWAP RATIOS

## INTRODUCTORY NOTES

To the Members of the Board of Directors of OAO North-West Telecom

To the Members of the Board of Directors of OAO Lensvyaz

To the Members of the Board of Directors of OAO Svyaz of Komi Republic

26 January 2004

Dear Sirs,

OOO Renaissance Capital – Financial Consultant (hereinafter referred to as Renaissance Capital), acting as the Advisor to OAO North-West Telecom (hereinafter referred to as North-West Telecom, or NWT) on restructuring of NWT in the form of the merger of OAO Lensvyaz (hereinafter referred to as Lensvyaz) and OAO Svyaz of Komi Republic (hereinafter referred to as Svyaz of Komi) into NWT (all companies hereinafter referred to as Restructured Companies), has completed a valuation analysis (hereinafter referred as Analysis) of the Restructured Companies. The aim of the Analysis is to provide a recommendation for the fair swap ratios (hereinafter referred to as Conversion Ratios) for the conversion of ordinary registered non-documented shares of Lensvyaz into ordinary registered non-documentary shares of NWT, and of preferred registered non-documented shares of Lensvyaz into preferred registered non-documentary shares of NWT, and ordinary registered non-documented shares of Svyaz of Komi into ordinary registered non-documentary shares of NWT, and of preferred registered non-documented shares of Svyaz of Komi into preferred registered non-documentary shares of NWT, following the merger.

Analysis has been performed on a condition of the Restructured Companies as of September 30, 2003.

Renaissance Capital based its Analysis on the information provided by the Restructured Companies. Renaissance Capital does not bear any responsibility for the quality and/or authenticity of the information provided by the Restructured Companies.

The presented Analysis contains forecasts and other statements about future development or future financial results of the Restructured Companies and their subsidiaries. Such forecasts and statements are developed exclusively for the purposes of the presented Analysis and do not guarantee their actual achievement, and include risks, uncertainties, and assumptions that cannot be foreseen.

## INTRODUCTORY NOTES (CONT'D)

Changes in the legislation of the Russian Federation and/or the practical application of current legislation, and changes in the telecommunications market, can have a significant effect on the business of the Restructured Companies and, consequently, future results can differ significantly from those contained in the forecasts of this Analysis. Renaissance Capital is not responsible for changes in the results of business operations of the Restructured Companies which result from future changes in their business environment.

While information used in this Analysis is considered to be reliable, Renaissance Capital is not responsible for explicit or implicit representations contained or omitted in it (or in any other written or oral message), communicated to investors, their consultants, agents, representatives, officials, and directors.

The results of this Analysis should be used exclusively by members of the Board of Directors of NWT, and by members of the Board of Directors of Lensvyaz, and by members of the Board of Directors of Svyaz of Komi as a benchmark in making a decision on the Conversion Ratio.

Truly Yours,

Dmitry B. Shevtsov

General Director
OOO Renaissance Capital – Financial Consultant

## RECOMMENDED CONVERSION RATIOS RANGES:
## Shares of Lensvyaz Into Shares of NWT

| | North-West Telecom | Lensvyaz |
|---|---|---|
| Shareholders' Equity Valuation Range | US$441 mln - US$485 mln | US$45 mln – US$51 mln |
| Shareholders' Equity Valuation Range per share | **Ordinary:** US$0.51 – US$0.57<br>**Preferred:** US$0.31 – US$0.34 | **Ordinary:** US$18.91 – US$21.39<br>**Preferred:** US$11.34 – US$12.83 |

Share Conversion Ratio Ranges

(number of Lensvyaz shares, to be converted into one share of NWT of the corresponding type)

**Ordinary:** 0.0264 – 0.0272

**Preferred:** 0.0264 – 0.0272

- Based on the Analysis performed Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Lensvyaz to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 0.0264 to 0.0272 ordinary shares of Lensvyaz** |
| **Into one preferred share of NWT is converted:** | **from 0.0264 to 0.0272 preferred shares of Lensvyaz** |

## RECOMMENDED CONVERSION RATIOS RANGES:
## Shares of Svyaz of Komi Into Shares of NWT

| | North-West Telecom | Svyaz of Komi |
|---|---|---|
| Shareholders' Equity Valuation Range | **US$441 mln - US$485 mln** | **US$43 mln – US$49 mln** |
| Shareholders' Equity Valuation Range per share | **Ordinary: US$0.51 – US$0.57**<br>**Preferred: US$0.31 – US$0.34** | **Ordinary: US$0.13 – US$0.14**<br>**Preferred: US$0.08 – US$0.09** |

Share Conversion Ratio Ranges

(number of Svyaz of Komi shares, to be converted into one share of NWT of the corresponding type)

**Ordinary: 3.97 – 4.04**

**Preferred: 3.97 – 4.04**

- Based on the performed Analysis Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Svyaz of Komi Republic to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 3.97 to 4.04 ordinary shares of Svyaz of Komi** |
| **Into one preferred share of NWT is converted:** | **from 3.97 to 4.04 preferred shares of Svyaz of Komi** |

# II. OVERVIEW OF VALUATION METHODS APPLIED

## BASIC VALUATION CONSIDERATIONS

- The Conversion Ratio constitutes the number of Lensvyaz and the number Svyaz of Komi shares to be converted into one NWT share of the corresponding type.
- The recommended Conversion Ratios are based on respective relations of per share fair values of NWT and Lensvyaz / Svyaz of Komi shares of each type.
- For the purpose of this Analysis, under the per share fare value we consider the price indicators which define the most likely swap ratios for the conversion of shares between independent and equally informed shareholders of the Reorganized Companies, each of whom is interested in the Lensvyaz / Svyaz of Komi merger into NWT, but are not obliged to undertake it.
- Following the merger, NWT and Lensvyaz / Svyaz of Komi shareholders' equities will be summed up. Therefore, for the purpose of defining the Conversion Ratios, valuation of NWT and Lensvyaz / Svyaz of Komi shares shall be performed on a stand-alone basis.
- Due to (i) the Conversion Ratio is a function of a relative values of shares, rather than their absolute values, and (ii) all the Lensvyaz / Svyaz of Komi shares are subject to the conversion, no premium/discount was applied to the valuation of Lensvyaz / Svyaz of Komi shares to reflect controlling/non-controlling character of each stake. Consequently, the equity valuation of each Reorganized Company was performed on a non-controlling base.
- Calculation of Conversion ratios includes three stages:
  - Valuation analysis of shareholders' equity of each Reorganized Company;
  - Allocation of the shareholders' equity value per ordinary share and per preferred share;
  - Determining the range of the Conversion Ratio for ordinary shares and the Conversion Ratio for preferred shares.
- Valuation analysis of equity of each Restructured company was performed based on different valuation methods as follows:
  - Discounted cash flow analysis;
  - Comparable companies analysis;
  - Comparable acquisitions analysis;
  - Analysis of share market prices;
  - Net asset value analysis.

## OVERVIEW OF VALUATION METHODS APPLIED:
## Discounted Cash Flows Analysis

- The method is based on the concept that enterprise value (business value) is equal to the present value of future cash flows from operations available to investors, including both shareholders and debt-holders of the company.
- Calculation of enterprise value under the discounted cash flow method includes the following steps:
  - Preparation of financial forecasts and calculation of free cash flows (FCF) to the invested capital for each year of the forecast period;
  - Calculation of the present value of the FCFs as of the date of valuation, using the discount rate calculated for each year of the forecast period;
  - Forecast of perpetuity FCFs;
  - Calculation of the present value of the perpetuity FCF (terminal value);
  - Valuation of assets that do not contribute to the FCF – existing long-term investments, whose value is then added to the present value of the FCFs (over the forecast period and in the perpetuity).
- To derive the equity value, the enterprise value is decreased by the value of net debt. Net debt is calculated as the difference between interest-bearing liabilities and cash based on financial statements as of the latest available date prior to the date of valuation.
- The financial forecasts were prepared in nominal roubles, i.e. future inflation estimates are factored in.
- The same forecast period, 2004-2009, was used for each company, NWT, Lensvyaz, and Svyaz of Komi, and was based on the assumption that key changes, such as tariff rebalancing and company restructuring, will be accomplished by that time, and that, starting from 2010 companies' FCFs will stabilize.
- Based on the assumption of stable FCFs in the perpetuity, the terminal value was calculated using the Gordon formula:

$$\text{FCFs in the perpetuity} = \frac{\text{FCF of the last year of the forecast period} * (1 + \text{Perpetuity FCF growth rate})}{\text{Discount rate} - \text{Perpetuity FCF growth rate}}$$

- The discount rate reflects the required return on capital invested in the company. The discount rate is calculated based on the concept of weighted average cost of capital using estimates on the company risk premiums made by the Advisor.
- Equity valuation received using the discounted cash flow analysis assumes controlling ownership of the equity. To come to a valuation of non-controlling stakes, a 20% discount (determined based on Renaissance Capital estimates) was applied to the results received using the discounted cash flow analysis.

# OVERVIEW OF VALUATION METHODS APPLIED:
## Comparable Companies Analysis

- According to the comparable companies analysis, company valuation is derived based on the ratios between the market values of comparable companies and their respective operating and financial results. Average ratios (valuation multiples) are then applied to the corresponding operating and financial metrics of the company being valued to receive its valuation.
- The method is based on the concept that the company's market value reflects its current operational and financial position, as well as expectations of market participants about future development of the company, its growth opportunities and potential risks, as well as the position of its stocks on the market. The more liquid the stock, the better its market price reflects the fair value of the stock.
- Key parameters used in the selection of comparable companies are as follows:
  - Comparable companies are Russian fixed line operators;
  - Information on comparable companies is available and reliable;
  - Shares of the comparable companies are traded on the open market and liquid.
- Comparable companies selection criteria are as follows:
  - Scale of operations;
  - Revenue mix;
  - Revenue per line.
- For consistency, the market capitalization of comparable companies is as of the valuation date, 30 September 2003.

# OVERVIEW OF VALUATION METHODS APPLIED:
## Comparable Acquisitions Analysis

- Comparable acquisition analysis, i.e. acquisitions of comparable companies, is based on information on valuation of comparable companies, determined over a series of completed mergers/reorganization processes of regional incumbent telecommunication operators.
- The company value is derived based on ratios between values of comparable companies, determined over a merger/reorganization of regional fixed-line operators, and their operating and financial results. Average ratios (valuation multiples) are then applied to the corresponding operating and financial metrics of the company being valued to receive its valuation.
- Merger cases were selected based on the availability of required information on the valuation of the merged companies, which was the foundation for the calculation of swap ratios approved by shareholders.
- Comparable companies selection criteria are as follows:
  - Scale of operations;
  - Revenue mix;
  - Revenue per line.
- Contrary to the comparable companies analysis, comparable acquisition analysis does not allow for a consistency of the valuation date, due to the fact that terms of the merger of regional fixed-line operators had been approved in the end of 2001. Valuation bases (such as financial and operating parameters) of the comparable regional fixed-line operators are as of the latest reporting date prior and after to the date of the mergers approval.
- Both comparable methods use EV-based valuation multiples, which allow to derive the enterprise value available both to shareholders and debt-holders. To derive the shareholders' equity value, the enterprise value is reduced by the value of net debt, which is determined as the value of interest bearing debt, long-term and short-term, less cash based on the financial statements as of the latest reporting date prior to the valuation date.

# OVERVIEW OF VALUATION METHODS APPLIED:
## Analysis of Share Market Prices

- Valuation is based on the analysis of the market prices of the Reorganized Companies' shares and includes analysis of daily quotations of the respective shares on the stock exchanges.
- The method is based on a concept that the company's shares market prices reflect its current operational and financial position, as well as expectations of market participants about future development of the company, its growth opportunities and potential risks. Additionally, the share price is affected by liquidity. The more liquid the stock, the better its market price reflects the fair value of the stock.
- Presently, NWT shares are mainly traded on two exchanges – the Russian Trading System (RTS) and the Moscow Interbank Currency Exchange (MICEX). NWT shares are traded on RTS Classical and Order-driven markets. Moreover, NWT ordinary and preferred shares are included in the RTS quotation list level A2. On the MICEX, NWT shares are traded as non-listed securities; i.e. its shares are traded but not included in the quotation lists of the exchange.
- Lensvyaz shares are also traded on RTS Classical and Order-driven markets. However, its securities are not included in RTS quotation lists. Lensvyaz shares are not traded on the MICEX.
- Svyaz of Komi shares are traded on RTS and the MICEX. Shares of Svyaz of Komi are traded on RTS Classical and Order-driven markets, but are not included in RTS quotation lists. On the MICEX, Svyaz of Komi shares are traded as non-listed securities, that is its shares are traded but not included in the quotation lists of the exchange.
- For consistency, market indicators of Reorganized Companies' shares were based on RTS Classical market data, a marketplace common to shares of the companies.
- In the framework of the analysis, key market parameters of the shares of Reorganized Companies were reviewed: ask and bid quotes, actual trade prices, trade volumes, market values of the stocks, calculated by RTS, and implied market capitalizations.
- Market price analysis was performed for a series of time periods: valuation date, last month, last six months and last twelve months. To determine the valuation range using the market share price method, market data over the last six months was used. In order to mitigate the effect of speculative share price fluctuations, six month average values were used in the valuation. The average closing bid price was the lower end of the valuation range, while the average closing ask price was the higher end of the valuation range.
- Equity valuation ranges of Reorganized Companies are assumed equal to the respective ranges of their combined market capitalizations of ordinary and preferred shares.

# OVERVIEW OF VALUATION METHODS:
## Net Asset Value Analysis

- Net asset valuation allows to assess the value of the Reorganized Companies property complex from the point of view of the costs accrued.
- The net asset value analysis is performed by a licensed appraiser, the Consulting Agency Info-Park (license of the Ministry of State Property of the Russian Federation №000269), in accordance with Regulation №10н 03-6пз by the Ministry of Finance and Federal Securities Commission from 29 January 2003.
- According to the given Regulation, the net asset value is determined by subtraction from the total assets of the company, accepted to calculation, the sums of its liabilities accepted to calculation.
- The resulting net asset value prepared in accordance with the Regulation represents book value of net assets. However, such value of assets and liabilities usually does not reflect their fair market value due to inflation, changes in the market environment, changes in the accounting policy, etc. In order to approximate book value of net assets to the possible market value, the balance sheet numbers of assets and liabilities were carefully analyzed and adjusted based on their actual condition and potential liquidity.
- For the purpose of calculation of recommended Conversion Ratios the adjusted net asset values of the Reorganized Companies were used.

## SUMMARIZING OF THE DIFFERENT VALUATION OUTCOMES AND VALUE PER SHARE ALLOCATION

- Each of the valuation techniques applied to Reorganized Companies has its strengths and weaknesses compared to other valuation techniques, which is mainly due to the completeness and reliability of underlying information. Moreover, results received through various methods are different. In order to mitigate some weaknesses in the valuation techniques used and summarize the results, the resumptive equity value range was determined following an analysis of strengths and weaknesses of each approach.
- The resumptive value range for each of the Reorganized Companies represents a weighted average of results received by different valuation approaches.
- To determine the weighting coefficients the following key factors were taken into consideration:
  - Reliability of the values obtained, which is based mainly on the quality of the underlying information used in the corresponding technique;
  - Relevance of the valuation results to the market situation;
  - Appropriateness of the valuation method applied given peculiarities of the company's operations.
- In order to calculate equity value ranges per share (ordinary and preferred shares), equity value determined by each valuation method (excluding market share price analysis) were allocated pro rata to the number of shares of each type using a discount for preferred shares to ordinary shares.
- Due to low liquidity of Lensvyaz and Svyaz of Komi shares, their market share prices data cannot be viewed as a reliable source of information for the calculation of a preferred-to-ordinary share price discount. Consequently, preferred-to-ordinary share price discount was calculated based on NWT market share price data. The discount of preferred share prices to ordinary share prices is 40%.
- However, the applied discount rate fits into the range of 35-40% calculated for Lensvyaz shares and 46-50% for Svyaz of Komi shares.
- The recommended Conversion Ratio range for ordinary shares was determined by dividing end values of the valuation range for one ordinary share of NWT by end values of the valuation range for one ordinary share of Lensvyaz / Svyaz of Komi, respectively. The recommended Conversion Ratio range for preferred shares was determined by way of dividing end values of the valuation range for one preferred share of NWT by end values of the valuation range for one preferred share of Lensvyaz / Svyaz of Komi, respectively.

# III. VALUATION ANALYSIS OF SHAREHOLDERS' EQUITY OF OAO NORTH-WEST TELECOM

## VALUATION TECHNIQUES USED

| Method | Used/not used | Weight | Comments |
|---|---|---|---|
| **Discounted Cash Flow Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Allows one to assess the ability of the company to generate cash flows in the future and make an adjustment for the time value of money;<br>– Depends to a significant degree on the validity of forecasts of the future development of the company and various assumptions underlying the financial model. |
| **Comparable Companies Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Reflects the view of financial investors on similar companies;<br>+ A selection of comparable companies with a relatively liquid share market exists;<br>– Lack of really comparable companies – used comparables actually differ from NWT in several ways;<br>– Lack of required forecasts for comparable companies makes it hard to factor in the valuation differences in profitability;<br>– Does not allow one to assess the ability of the company to generate cash flows in the future. |
| **Net Assts Value Analysis** | ✓ | 10% | One of the additional valuation techniques:<br>+ Values the company's property complex as of the valuation date;<br>– Does not allow one to factor into the valuation the economic effect of the company's existing property complex and its ability to generate cash flows. |
| **Analysis of Share Market Prices** | ✓ | 10% | One of the additional valuation techniques:<br>+ Reflects the view of financial investors on the company;<br>– Validity of valuation depends on the liquidity of NWT shares. |
| **Comparable Acquisitions Analysis** | ✗ | 0% | This method is not applied due to an absence of relevant M&A deals of comparable companies. |

# NORTH-WEST TELECOM SHAREHOLDERS' EQUITY VALUATION SUMMARY

- For the purpose of calculating Conversion Ratios, the resumptive valuation range for NWT shareholders' equity was calculated as a weighted average of values obtained by different methods.
- Weighting factors for valuation results obtained by different methods were determined based on analysis of the strengths and weaknesses of the valuation approaches applied.
- **Weighted average valuation of NWT shareholders' equity ranges from US$441 mln to US$485 mln.**

## Valuation Summary

| Valuation Methods | Equity Value Ranges | | | Weighting Coefficients |
|---|---|---|---|---|
| | *(US$ mln)* | | *(US$ mln)* | |
| Discounted cash flow analysis | $ 366 | - | $ 419 | 40% |
| Comparable companies analysis | $ 508 | - | $ 561 | 40% |
| Share market prices analysis | $ 315 | - | $ 323 | 10% |
| Net asset value analysis | $ 604 | - | $ 604 | 10% |
| **Resumptive range** | **$ 441** | - | **$ 485** | |

## Equity Value Ranges



Discounted cash flow analysis
Comparable companies analysis
Share market prices analysis
Net asset value analysis
Resumptive range
$275
$325
$375
$425
$475
$525
$575
$625
US$ mln

# A. NORTH-WEST TELECOM SHAREHOLDERS' EQUITY VALUATION ANALYSIS: DISCOUNTED CASH FLOW ANALYSIS

# DISCOUNTED CASH FLOW ANALYSIS: KEY ASSUMPTIONS

- Key assumptions underlying a detailed financial model had been developed by the Company's management.
- The choice of 2004-2009 as the forecast period is based on the belief that key changes, such as tariff rebalancing and a transition to time-based billing of local calls will be completed by 2008, and that, starting from 2010, free cash flows will stabilize.
- The discount rate is calculated as weighted average cost of capital. Capital structure forecasts are based on the company's business plan.

## Key Assumptions

| | | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| Installed capacity, end of period | Lines | 3,847,296 | 3,927,796 | 4,037,296 | 4,077,296 | 4,127,296 | 4,177,296 |
| Digitalization rate | % | 48% | 55% | 61% | 68% | 75% | 82% |
| Number of individual subscribers with per-minute payment system, end of period | % | 20% | 40% | 60% | 100% | 100% | 100% |
| Number of corporate subscribers with per-minute payment system, end of period | % | 100% | 100% | 100% | 100% | 100% | 100% |
| Subscription fee growth rates, individuals | % | 20% | 27% | 20% | 20% | 10% | 8% |
| Subscription fee growth rates, corporates | % | 20% | 25% | 10% | 10% | 10% | 8% |
| Connection fee growth rates, individuals | % | -5% | -10% | -10% | -10% | -10% | -10% |
| Connection fee growth rates, corporates | % | -5% | -10% | -10% | -10% | -10% | -10% |
| Long-distance traffic per line growth rates, domestic | % | 12% | 12% | 13% | 14% | 15% | 14% |
| Long-distance traffic per line growth rates, international | % | 12% | 12% | 13% | 14% | 15% | 14% |
| Long-distance average tariff growth rates, domestic | % | -5% | -2% | -2% | -2% | -2% | -2% |
| Long-distance average tariff growth rates, international | % | -5% | -2% | -2% | -2% | -2% | -2% |
| Wages and salaries growth rates | % | 28% | 29% | 29% | 19% | 10% | 18% |
| Staff, average for period | Persons | 28,300 | 26,900 | 25,600 | 24,900 | 24,200 | 23,500 |
| Capital expenditures | RUB mln | 4,007 | 4,050 | 4,300 | 4,250 | 4,650 | 4,770 |
| Discount rates | % | 15.4% | 14.9% | 14.6% | 14.5% | 15.0% | 15.8% |

# DISCOUNTED CASH FLOW ANALYSIS: P&L ITEMS FORECASTS

| (RUR mln) | Estimate | Forecast | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| **Revenue** | | | | | | | |
| **Local Telephony** | | | | | | | |
| Subscription fee | 3,676 | 3,363 | 3,735 | 3,273 | 1,595 | - | - |
| Constant component at per-minute payment system | 332 | 1,153 | 1,909 | 3,058 | 5,089 | 6,738 | 7,381 |
| Installation fee | 467 | 604 | 301 | 373 | 143 | 152 | 138 |
| Local traffic | 227 | 714 | 1,057 | 1,590 | 2,314 | 3,018 | 3,251 |
| Granting channels for lease | 317 | 377 | 436 | 484 | 518 | 551 | 587 |
| Other local telephony | 720 | 891 | 1,067 | 1,259 | 1,386 | 1,501 | 1,630 |
| Total local telephony revenue | 5,739 | 7,101 | 8,507 | 10,036 | 11,045 | 11,960 | 12,987 |
| **Long-distance Communication** | | | | | | | |
| Outgoing DLD | 3,038 | 3,349 | 3,806 | 4,326 | 4,919 | 5,591 | 6,355 |
| Outgoing ILD | 1,422 | 1,568 | 1,781 | 2,025 | 2,303 | 2,617 | 2,975 |
| Other revenues from long-distance communications | 114 | 125 | 143 | 162 | 184 | 209 | 238 |
| Total long-distance communication services | 4,574 | 5,042 | 5,730 | 6,512 | 7,406 | 8,417 | 9,568 |
| **Charges for Incoming Long-Distance Traffic** | 395 | 613 | 710 | 824 | 935 | 1,041 | 1,162 |
| **Data Transmission Services** | 417 | 593 | 905 | 1,290 | 1,704 | 2,235 | 2,938 |
| **Other Revenues** | 771 | 759 | 802 | 845 | 877 | 910 | 945 |
| **Total revenue** | 11,990 | 14,196 | 16,735 | 19,581 | 22,033 | 24,621 | 27,648 |
| Revenue growth | 19% | 18% | 18% | 17% | 13% | 12% | 12% |
| **Operating expenses** | | | | | | | |
| **Interconnection** | | | | | | | |
| Payments to Rostelecom | 1,463 | 1,824 | 2,111 | 2,418 | 2,770 | 3,154 | 3,593 |
| Payments to other communication operators | 453 | 510 | 572 | 638 | 692 | 742 | 797 |
| **Other Operating Expenses** | | | | | | | |
| Personnel expenses | 3,609 | 4,420 | 5,412 | 6,623 | 7,634 | 8,161 | 9,359 |
| Maintenance costs and overhead and G&A expenses | 2,074 | 2,286 | 2,378 | 2,443 | 2,468 | 2,428 | 2,378 |
| Taxes other than on income | 221 | 253 | 291 | 328 | 361 | 394 | 427 |
| Other expenses | 900 | 1,042 | 1,164 | 1,292 | 1,423 | 1,556 | 1,710 |
| **Total operating expenses** | 8,720 | 10,336 | 11,927 | 13,742 | 15,348 | 16,435 | 18,265 |
| **EBITDA** | 3,270 | 3,860 | 4,807 | 5,839 | 6,685 | 8,186 | 9,383 |
| EBITDA Margin | 27% | 27% | 29% | 30% | 30% | 33% | 34% |
| Depreciation and amortization | (972) | (1,158) | (1,390) | (1,637) | (1,892) | (2,163) | (2,455) |
| **Earnings Before Interests and Income Tax (EBIT)** | 2,298 | 2,702 | 3,417 | 4,203 | 4,792 | 6,022 | 6,929 |

## DISCOUNTED CASH FLOW ANALYSIS: VALUATION OF LONG-TERM INVESTMENTS

- NWT's most valuable investments are a 15% stake in Telecominvest, a holding company with interests in a number of telecommunications companies, and a 43% stake in Delta-Telecom, an NMT-450/CDMA-450 cellular provider operating in St. Petersburg and selected regions in the North-West of Russia.
- The value of shareholders' equity of Telecominvest is determined as the sum of the individual values of its holdings based on a separate analysis. Telecominvest's holdings are valued using comparable valuation methods.
- Delta-Telecom is valued using the comparable acquisitions approach. At the end of December, 2003, the stake at Delta-Telecom was sold for US$4,450 thousand, that on US$365 thousand is higher than its appraised value. This makes 0.3 % difference to the total value of long-term financial investments. Due to the insignificance of this, the total value of long-term financial investments is left without change.
- Other NWT investments were valued using the net asset value approach on the basis of financial statements of subsidiaries and associated companies as of 30 June 2003 and financial statements of NWT to RAS and IAS as of 31 December 2002.

| | Implied Value of 100% Equity | Equity Stake of NWT | Value of Equity Stake | |
|---|---|---|---|---|
| | (US$ '000) | | (US$ '000) | |
| Value of equity stakes: | | | | |
| Telecominvest | 767,000 | 15% | 115,050 | 1) |
| Delta-Telecom | 9,500 | 43% | 4,085 | 1) |
| Investments into other affiliated companies: | | | | |
| Pagetelecom | | 100% | 32 | 2) |
| Centrum | | 100% | 3 | 2) |
| AMT | | 100% | 337 | 2) |
| Polycomp | | 90% | 13 | 2) |
| Arkhangelsk City Telephone Network | | 77% | 1,044 | 2) |
| Vologda Mobile Communication | | 60% | 77 | 2) |
| Saint-Petersburg Center of Communication | | 54% | 77 | 2) |
| Novgorod Datacom | | 52% | 32 | 2) |
| Kolatelecom | | 50% | - | 2) |
| Neva-Cable | | 43% | - | 2) |
| Medexpress | | 35% | 532 | 3) |
| Other affiliates < 50% | | < 50% | 1,303 | 3) |
| Other financial investments | | | 1,585 | 4) |
| **Total value of long-term investments** | | | **124,170** | |

Notes:

1) Based on a separate valuation analysis.

2) Based on net assets value at book under RAS.

3) According to NWT balance sheet as of 30 September 2003 under RAS; key items are adjusted on 2002 book values under IAS.

4) According to NWT accounting data as of 30 September 2003; key items are adjusted on 2002 book values under IAS with consideration of reserve on value deprecation.

# DISCOUNTED CASH FLOW ANALYSIS: VALUATION SUMMARY

| (RUB mln) | Estimate 4Q 2003 | Forecast 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| EBITDA | 918 | 3,860 | 4,807 | 5,839 | 6,685 | 8,186 | 9,383 |
| Tax on Income (unlevered) | (181) | (741) | (929) | (1,136) | (1,293) | (1,605) | (1,843) |
| EBITDA less tax on income (unlevered) | 737 | 3,119 | 3,878 | 4,703 | 5,391 | 6,580 | 7,541 |
| Changes in working capital | (8) | 43 | 26 | 65 | (199) | (347) | (302) |
| Capital expenditures | (750) | (4,007) | (4,050) | (4,300) | (4,250) | (4,650) | (4,770) |
| Free cash flows on invested capital | (22) | (845) | (146) | 469 | 943 | 1,583 | 2,469 |

***DCF Analysis Valuation***

| | | |
|---|---|---|
| Sum of FCF's discounted at 1 October, 2003 | | 1,873 |
| Terminal value: | | |
| FCF terminal growth rate | | 5% |
| Terminal value: | | 24,072 |
| Terminal value discounted at 1 October, 2003 | | 10,372 |
| Value of operations, RUB mln | | 12,246 |
| Value of operations, US$ mln | | **$ 400** |
| *Value of long-term financial investments, US$ mln* | [1] | $ 124 |
| **Enterprise value, US$ mln** | | **$ 524** |
| Net debt, US$ mln | [2] | $ 36 |
| Equity value (100% control), US$ mln | | $ 488 |
| Discount on lack of control on a single share basis | [3] | 20% |
| **Shareholders' equity value on a non-control basis, US$ mln** | | **$ 390** |



***Sensitivity Analysis of Shareholders' Equity Value***

| Company's specific risk premium | Terminal growth rate | | | | |
|---|---|---|---|---|---|
| EqV, US$ mln | 4.0% | 4.5% | 5.0% | 5.5% | 6.0% |
| 4.5% | 401 | 416 | 432 | 450 | 470 |
| 5.0% | 388 | 402 | 417 | 434 | 453 |
| 5.5% | 376 | 389 | 403 | 419 | 436 |
| 6.0% | 365 | 377 | 390 | 405 | 421 |
| 6.5% | 354 | 366 | 378 | 392 | 407 |
| 7.0% | 344 | 355 | 366 | 379 | 393 |
| 7.5% | 335 | 345 | 356 | 367 | 380 |

Notes:
1. According to a separate valuation analysis of long-term financial investments of NWT.
2. Lomg- and short-term debt less cash as of 30 September, 2003 under RAS.
3. Renaissance Capital estimate.

**On the basis of the discounted cash flow analysis the value of the shareholders' equity of North-West Telecom ranges from US$366 mln to US$419 mln.**

# B. NORTH-WEST TELECOM SHAREHOLDERS' EQUITY VALUATION ANALYSIS: COMPARABLE COMPANIES ANALYSIS

## COMPARABLE COMPANIES ANALYSIS: SELECTION OF COMPARABLE COMPANIES

- Six super-regional telecom operators (RTOs) were reviewed as potential trading comparables:
  - RTOs have similar business structure and operational environment;
  - There is a relatively liquid market for RTOs' shares in place.
- A list of six RTOs was shortened to three companies: selected companies have a similar scale of operations and revenue per line.

Are not comparable companies due to significant difference in scale of operations

| Supra-regional Company | Number of Lines [1] | Revenue [2] | Revenue [2] |
|---|---|---|---|
| | ('000) | (RUB mln) | (US$ mln) |
| North-West Telecom | 3,402 | 9,753 | 362 |
| Center Telecom | 5,781 | 15,836 | 616 |
| South Telecommunication Company | 3,462 | 12,211 | 392 |
| Volga Telecom | 4,009 | 12,992 | 417 |
| Uralswyazinform | 3,093 | 16,163 | 519 |
| Siberia Telecom | 3,527 | 14,063 | 452 |
| Far East Telecom | 1,108 | 6,204 | 199 |

Source: Company data; Swyazinvest.

Notes:
[1] As of 30 September 2003.
[2] Revenue for the last 12 months ended 30 September 2003.



Are not comparable company due to significantly higher long-distance traffic and annual revenue per line.

| Supra-regional Company | LD Traffic per Line | Annual Revenue per Line | Major Revenues Mix | | |
|---|---|---|---|---|---|
| | | | Long-Distance | Urban Local | Rural Local |
| | (min) | (RUB '000) | | | |
| North-West Telecom | 375 | 3.0 | 45.3% | 45.7% | 2.3% |
| South Telecommunication Company | 491 | 3.1 | 54.2% | 31.2% | 6.9% |
| Volga Telecom | 434 | 2.8 | 46.8% | 38.8% | 5.4% |
| Uralswyazinform | 547 | 4.4 | 48.1% | 34.6% | 2.8% |
| Siberia Telecom | 446 | 3.5 | 48.7% | 34.5% | 5.7% |

Source: Company data; Swyazinvest.

Note:
[1] All data for 2002

# COMPARABLE COMPANIES ANALYSIS: CALCULATION OF VALUATION MULTIPLES

- The selected traded comparables have relatively liquid shares. Consequently, their market capitalizations provide a reasonably good gauge as to the valuation of the companies by financial investors.

| Comparable Companies | Share Price 1) | | Number of Shares | | Market Capitalization | Net Debt 2) | Enterprise Value |
|---|---|---|---|---|---|---|---|
| | Ordinary | Preferred | Ordinary | Preferred | | | |
| | *(US$)* | *(US$)* | *(mln)* | *(mln)* | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* |
| South Telecom | 0.09 | 0.07 | 2,961 | 972 | 333 | 192 | 525 |
| Volga Telecom | 2.14 | 1.29 | 246 | 82 | 631 | 82 | 713 |
| Siberia Telecom | 0.03 | 0.02 | 12,011 | 3,908 | 442 | 106 | 548 |
| *For reference:* | | | | | | | |
| North-West Telecom | 0.38 | 0.25 | 736 | 202 | 328 | 36 | 364 |

*Source: RTS; Company data*

Notes:

1) RTS market price as of 30 September 2003 based on actual trades.

2) Lomg- and short-term debt less cash as of 30 September 2003 under RAS.

- Valuation multiples based on financial results below the revenue line are not used due to a lack of reliable RAS forecasts for comparable companies.
- EV-based multiples allow one to eliminate the effect of differences in capital structure from the valuation. On the basis of these considerations, EV/Lines and EV/Revenue multiples are used for the valuation.

| Comparable Companies | Number of Lines | | Revenue | |
|---|---|---|---|---|
| | As of 30 Sep. 2003 | End of 2003 1) | LTM ended 30 Sep.2003 | 2003 1) |
| | | | *(US$ mln)* | *(US$ mln)* |
| South Telecom | 3,462,056 | 3,532,352 | 392 | 493 |
| Volga Telecom | 4,008,835 | 4,130,000 | 417 | 569 |
| Siberia Telecom | 3,526,528 | 3,620,193 | 452 | 560 |
| *For reference:* | | | | |
| North-West Telecom | 3,402,455 | 3,428,794 | 362 | 381 |

Source: RTS; Company data

Notes:

1) Estimates for the comparable companies are from Renaissance Capital research department; Estimate for NWT is the result of a DCF analysis.

| Comparable Companies | EV / Number of Lines | | EV / Revenue | |
|---|---|---|---|---|
| | As of 30 Sep.2003 | End of 2003 | LTM ended 30 Sep.2003 | 2003 |
| South Telecom | $ 152 | $ 148 | 1.3 x | 1.1 x |
| Volga Telecom | $ 178 | $ 173 | 1.7 x | 1.3 x |
| Siberia Telecom | $ 155 | $ 151 | 1.2 x | 1.0 x |
| **Average** | **$ 162** | **$ 158** | **1.4 x** | **1.1 x** |



# COMPARABLE COMPANIES ANALYSIS: VALUATION SUMMARY

- Average valuation multiples calculated for comparable companies were applied to corresponding NWT parameters.

- The value of net debt was subtracted from the enterprise value of NWT to obtain the equity value.

- NTW shareholders' equity value resumptive range is determined as a weighted average of results obtained with the usage of different multiples. Weighting factors were set based on analysis of strengths and weaknesses of each valuation multiple:
  - The EV/Lines multiple does not reflects the company's ability to generate cash flows. Valuation results obtained with this multiple is assigned a weighting of 40%;
  - A higher weighting of 60% is assigned to EV/Revenue based value. Revenue is more reliable (given the quality of RAS accounting) in terms of reflecting the scale of operations of the company as well as its ability to generate income.

| | Number of Lines | | Revenue | |
|---|---|---|---|---|
| | As of 30 Sep.2003 | End of 2003 [1] | LTM ending 30 Sep.2003 (US$ mln) | 2003 [1] (US$ mln) |
| North-West Telecom values | 3,402,455 | 3,428,794 | 362 | 381 |
| | **EV / Number of Lines** | | **EV / Revenue** | |
| | **As of 30 Sep.2003** | **End of 2003** | **LTM ending 30 Sep.2003** | **2003** |
| Valuation multiples | $ 162 | $ 158 | 1.4 x | 1.1 x |
| Enterprise value, US$ mln | 550 | 540 | 515 | 419 |
| NWT net debt, US$ mln [2] | 36 | | | |
| Equity value, US$ mln | 586 | 577 | 551 | 455 |
| Weighting coefficients | 20% | 20% | 30% | 30% |
| Weighted average equity value, US$ mln | 534 | | | |
| Confidence range, US$ mln [3] | 508 - | 561 | | |

Notes:
[1] Estimated results are from DCF analysis.
[2] Lomg- and short-term debt less cash as of 30 September 2003 under RAS.
[3] Accounting for the possible deviations related to reliability of assumptions used.

**On the basis of comparable companies analysis the value of the shareholders' equity of North-West Telecom ranges from US$508 mln to US$561 mln.**

## C. NORTH-WEST TELECOM SHAREHOLDERS' EQUITY VALUATION ANALYSIS: SHARE MARKET PRICES ANALYSIS

- Under the analysis the dynamic of the market prices of NWT ordinary shares for the last twelve months had been reviewed.
- During the period under consideration, the market quotations of NWT ordinary shares were in a range of US$0.34 to US$0.40 per share. From the beginning of September, 2003 the selling prices began to rise, reaching US$0.47 per share.
- To accommodate effect of speculative changes of the share prices for the purposes of the shareholders' equity valuation we have accepted average values of bid and ask quotations for the last six months as values of NWT ordinary share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The respective values obtained are US$0.37 and US$0.38.


US$ / share
US$ '000
$0.55
$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
100
90
80
70
60
50
40
30
20
10
0
Daily trading volumes
Bid Quote (closing)
Ask Quote (closing)
25.10.02
22.11.02
20.12.02
21.01.03
17.02.03
18.03.03
14.04.03
14.05.03
10.06.03
08.07.03
04.08.03
29.08.03
25.09.03

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 0.45 | $ 0.46 | $ 0.38 | -2.2% | $ 329 | $ 337 | $ 277 | | |
| **One month to date** | | | | | | | | $ 43 | 9 |
| Max | $ 0.45 | $ 0.47 | $ 0.38 | -3.7% | $ 333 | $ 346 | $ 277 | | |
| Min | $ 0.35 | $ 0.35 | $ 0.37 | -0.3% | $ 258 | $ 258 | $ 271 | | |
| Average | $ 0.41 | $ 0.41 | $ 0.37 | -2.0% | $ 298 | $ 304 | $ 273 | | |
| **Last 6 months to date** | | | | | | | | $ 1,367 | 56 |
| Max | $ 0.45 | $ 0.47 | $ 0.41 | -3.7% | $ 333 | $ 346 | $ 303 | | |
| Min | $ 0.35 | $ 0.35 | $ 0.35 | -0.7% | $ 256 | $ 258 | $ 259 | | |
| Average | $ 0.37 | $ 0.38 | $ 0.38 | -2.4% | $ 270 | $ 277 | $ 283 | | |
| **Last 12 months to date** | | | | | | | | $ 2,640 | 159 |
| Max | $ 0.45 | $ 0.47 | $ 0.41 | -3.7% | $ 333 | $ 346 | $ 303 | | |
| Min | $ 0.34 | $ 0.35 | $ 0.35 | -2.4% | $ 250 | $ 256 | $ 255 | | |
| Average | $ 0.36 | $ 0.38 | $ 0.38 | -3.8% | $ 266 | $ 276 | $ 277 | | |

Source: RTS.

Note:

1. According to RTS market price calculation based on results of actual trades.

- For the analysis, twelve-month share price dynamics of NWT preferred shares were observed.
- During the period under observation, the market quotation of NWT preferred shares rose from US$0.17 to US$0.27.
- To accommodate effect of speculative changes of the share prices for the purposes of the shareholders' equity valuation we have accepted average values of bid and ask quotations for the last six months as values of NWT preferred share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The values obtained are US$0.22 and US$0.23, which reflects approximately 40% discount to the ordinary share market prices.


US$ / share
US$ '000
Daily trading volumes
Bid Quote (closing)
Ask Quote (closing)
$0.30
$0.28
$0.25
$0.23
$0.20
$0.18
$0.15
$0.13
$0.10
100
90
80
70
60
50
40
30
20
10
0
25.10.02
22.11.02
20.12.02
21.01.03
17.02.03
18.03.03
14.04.03
14.05.03
10.06.03
08.07.03
04.08.03
29.08.03
25.09.03

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 0.26 | $ 0.27 | n/a | -3.7% | $ 53 | $ 55 | n/a | | |
| **One month to date** | | | | | | | | $ 15 | 2 |
| Max | $ 0.27 | $ 0.27 | n/a | -0.2% | $ 55 | $ 55 | n/a | | |
| Min | $ 0.23 | $ 0.23 | n/a | -2.8% | $ 45 | $ 47 | n/a | | |
| Average | $ 0.25 | $ 0.25 | n/a | -2.8% | $ 50 | $ 51 | n/a | | |
| **Last 6 months to date** | | | | | | | | $ 657 | 50 |
| Max | $ 0.27 | $ 0.27 | $ 0.23 | -0.2% | $ 55 | $ 55 | $ 47 | | |
| Min | $ 0.20 | $ 0.21 | $ 0.21 | -1.9% | $ 41 | $ 42 | $ 42 | | |
| Average | $ 0.22 | $ 0.23 | $ 0.22 | -3.9% | $ 44 | $ 46 | $ 44 | | |
| **Last 12 months to date** | | | | | | | | $ 1,365 | 142 |
| Max | $ 0.27 | $ 0.27 | $ 0.23 | -0.2% | $ 55 | $ 55 | $ 47 | | |
| Min | $ 0.18 | $ 0.18 | $ 0.18 | -3.8% | $ 35 | $ 37 | $ 37 | | |
| Average | $ 0.21 | $ 0.22 | $ 0.21 | -4.2% | $ 42 | $ 44 | $ 42 | | |
| **Discount to ordinary share price [2]** | -40% | -39% | -44% | | | | | | |

Source: RTS.

Note:

1. According to RTS market price calculation based on results of actual trades.
2. Based on average prices for the last six months.

## SHARE MARKET PRICES ANALYSIS : VALUATION SUMMARY

- For the purposes of the Analysis, the range of NWT shareholders' equity value is taken as equivalent to the range of NWT market capitalization based on average ordinary and preferred share price quotations in the six months prior to the valuation date.
- The bottom value of a range is based on closing bid prices of the ordinary and preferred shares of the company and the top value of a range is based on the respective closing ask prices .

| | Share Market Prices Range (US$) | | | | Market Capitalization (US$ mln) | | |
|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price | Spread Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price |
| Last 6 months to date, ordinary shares | $ 0.37 | $ 0.38 | $ 0.38 | -2.4% | $ 270 | $ 277 | $ 283 |
| Last 6 months to date, preferred shares | $ 0.22 | $ 0.23 | $ 0.22 | -3.9% | $ 44 | $ 46 | $ 44 |
| | | | | Total: | $ 315 | $ 323 | $ 327 |

**On the basis of share market prices analysis the value of the shareholders' equity of North-West Telecom is ranges from US$315 mln to US$323 mln.**

## D. NORTH-WEST TELECOM SHAREHOLDERS' EQUITY VALUATION ANALYSIS: NET ASSET VALUE ANALYSIS

# NET ASSET VALUE ANALYSIS

- According to the given method the NWT shareholders' equity is defined by means of calculating net asset book value according to the order established by the Ministry of Finance of the Russian Federation and Federal Commission on Securities. Further, the net asset book value is adjusted in view of the actual costs and liquidity of assets and liabilities considered in the calculation.
- In order to adjust book value of fixed assets the reproduction cost approach is used, and the following steps are taken:
  - defining the current reproduction cost of a fixed asset (based on an appropriate revaluation factor);
  - determining combined accumulated depreciation (physical, functional and economic);
  - defining a net reproduction cost by mean of adjusting reproduction cost for combined accumulated depreciation.
- The values of construction in progress and inventories had been adjusted for items which are no longer used.
- The book value of long-term financial investments was adjusted for the values of holdings in Telecominvest and Delta-Telecom, based on comparable valuation approaches. The values of other NWT holdings were adjusted based on their net asset values.
- The book value of accounts receivable was adjusted for a degree of probability of receipt and the time value of money.

| Item | Book Value at 06.30.2003 | Adjusted Book Value |
|---|---|---|
| **Assets** | *(RUR '000)* | *(RUR '000)* |
| 1. Non-current Assets | | |
| *Intangible assets* | 63 | 63 |
| Fixed assets | 11,517,138 | 15,676,519 |
| Construction in progress | 770,076 | 768,159 |
| Long-term financial investments | 156,483 | 3,731,381 |
| Other non-current asstes | 35,592 | 35,592 |
| 2. Current Assets | | |
| Inventory | 588,413 | 585,634 |
| VAT paid | 380,519 | 20,712 |
| Account receivable | 1,868,885 | 1,696,706 |
| Short-term financial investments ajusted to treasury shares | 12,500 | 12,500 |
| Cash and cash equivalents | 340,999 | 340,999 |
| Other current assets | | |
| **Total assets accepted for calculation** | **15,670,668** | **22,868,265** |
| ***Total liabilities*** | **4,186,967** | **4,360,139** |
| **Net Asset Value** | **11,483,701** | **18,508,127** |

- Regarding liabilities the adjustments on currency exchange rate differences had been applied.
- According to NWT's management, for the period from June 30, 2003, to the date of Analysis, no events that could significantly impact the net asset value took place.
- The net asset value analysis is performed by a licensed appraiser, the Consulting Agency Info-Park (license of the Ministry of State Property of the Russian Federation №000269).

**On the basis of net asset value analysis, the value of the shareholders' equity of North-West Telecom is RUR18,508 mln, or US$604 mln.**

# IV. VALUATION ANALYSIS OF SHAREHOLDERS' EQUITY OF OAO LENSVYAZ

## VALUATION TECHNIQUES USED

| Method | Used/not used | Weight | Comments |
|---|---|---|---|
| **Discounted Cash Flow Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Allows one to assess the ability of the company to generate cash flows in the future and make an adjustment for the time value of money;<br>– Depends to a significant degree on the validity of forecasts of the company's future development and various assumptions underlying the financial model. |
| **Comparable Acquisitions Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Reflects the view on the company as a peer of the companies being merged during the reorganization;<br>+ There are precedents of similar mergers with comparable companies participating;<br>– Does not allow one to assess the ability of the company to be valued to generate cash flows in the future. |
| **Net Assts Value Analysis** | ✓ | 10% | *One of the additional valuation techniques:*<br>+ Values the company's property complex as of the valuation date;<br>– Does not allow one to factor in the valuation the economic effect of existing property complex and its ability to generate cash flows. |
| **Analysis of Share Market Prices** | ✓ | 10% | One of the additional valuation techniques:<br>+ Reflects the view of financial investors and stock market participants on the company;<br>– Not reliable enough due to the low liquidity of Lensvyaz shares. |
| **Comparable Companies Analysis** | ✗ | 0% | This method is not applied due to absence of companies traded comparable with a liquid market of their shares. |

# LENSVYAZ SHAREHOLDERS' EQUITY VALUATION SUMMARY

- To calculate the recommended Conversion Ratios, the resumptive valuation range for Lensvyaz shareholders' equity was calculated as a weighted average of values obtained by different methods.
- Weighting factors for valuation results obtained by different methods are determined based on analysis of strengths and weaknesses of the valuation approaches applied.
- **Weighted average valuation of Lensvyaz shareholders' equity ranges from US$45 mln to US$51 mln.**

## Valuation Summary

| Valuation Methods | Equity Value Ranges | | | Weighting Coefficients |
|---|---|---|---|---|
| | *(US$ mln)* | | *(US$ mln)* | |
| Discounted cash flow analysis | $ 47 | - | $ 55 | 40% |
| Comparable acquisitions analysis | $ 50 | - | $ 55 | 40% |
| Share market prices analysis | $ 23 | - | $ 29 | 10% |
| Net asset value analysis | $ 43 | - | $ 43 | 10% |
| ***Resumptive range*** | **$ 45** | **-** | **$ 51** | |

## Equity Value Range



Discounted cash flow analysis
Comparable acquisitions analysis
Share market prices analysis
Net asset value analysis
Resumptive range
$20
$25
$30
$35
$40
$45
$50
$55
$60
US$ mln

# A. LENSVYAZ SHAREHOLDERS' EQUITY VALUATION ANALYSIS: DISCOUNTED CASH FLOW ANALYSIS

# DISCOUNTED CASH FLOW ANALYSIS: KEY ASSUMPTIONS

- Key assumptions underlying a detailed financial model had been developed by the Company's management.
- The forecast period of 2004-2009 is based on the belief that key changes, such as tariff rebalancing and transition to time-based billing of local calls, will be completed by 2008, and that, starting 2010, free cash flows will stabilize.
- The discount rate is calculated as weighted average cost of capital. It is assumed that share of a debt capital will be gradually increased during the forecast period.

## Key Assumptions

| | | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| Installed capacity, end of period | Lines | 3,847,296 | 3,927,796 | 4,037,296 | 4,077,296 | 4,127,296 | 4,177,296 |
| Digitalization rate | % | 48% | 55% | 61% | 68% | 75% | 82% |
| Number of individual subscribers with per-minute payment system, end of period | % | 20% | 40% | 60% | 100% | 100% | 100% |
| Number of corporate subscribers with per-minute payment system, end of period | % | 100% | 100% | 100% | 100% | 100% | 100% |
| Subscription fee growth rates, individuals | % | 20% | 27% | 20% | 20% | 10% | 8% |
| Subscription fee growth rates, corporates | % | 20% | 25% | 10% | 10% | 10% | 8% |
| Connection fee growth rates, individuals | % | -5% | -10% | -10% | -10% | -10% | -10% |
| Connection fee growth rates, corporates | % | -5% | -10% | -10% | -10% | -10% | -10% |
| Long-distance traffic per line growth rates, domestic | % | 12% | 12% | 13% | 14% | 15% | 14% |
| Long-distance traffic per line growth rates, international | % | 12% | 12% | 13% | 14% | 15% | 14% |
| Long-distance average tariff growth rates, domestic | % | -5% | -2% | -2% | -2% | -2% | -2% |
| Long-distance average tariff growth rates, international | % | -5% | -2% | -2% | -2% | -2% | -2% |
| Wages and salaries growth rates | % | 28% | 29% | 29% | 19% | 10% | 18% |
| Staff, average for period | Persons | 28,300 | 26,900 | 25,600 | 24,900 | 24,200 | 23,500 |
| Capital expenditures | RUB mln | 4,007 | 4,050 | 4,300 | 4,250 | 4,650 | 4,770 |
| Discount rates | % | 15.4% | 14.9% | 14.6% | 14.5% | 15.0% | 15.8% |

## DISCOUNTED CASH FLOW ANALYSIS: P&L ITEMS FORECASTS

| *(RUR mln)* | Estimate | Forecast | | | | | |
|---|---|---|---|---|---|---|---|
| | **2003** | **2004** | **2005** | **2006** | **2007** | **2008** | **2009** |
| **Revenue** | | | | | | | |
| Local telephony | 589 | 793 | 937 | 1,147 | 1,424 | 1,535 | 1,621 |
| Long-distance communication | 703 | 824 | 962 | 1,115 | 1,299 | 1,545 | 1,832 |
| Data communication | 16 | 15 | 14 | 13 | 12 | 11 | 10 |
| Other communication services | 56 | 75 | 96 | 120 | 216 | 329 | 477 |
| Charges for incoming long-distance traffic | 52 | 95 | 113 | 134 | 159 | 186 | 217 |
| Other revenue | 13 | 16 | 19 | 23 | 28 | 32 | 37 |
| **Total revenue** | 1,430 | 1,819 | 2,142 | 2,551 | 3,138 | 3,639 | 4,194 |
| *Revenue growth* | *36%* | *27%* | *18%* | *19%* | *23%* | *16%* | *15%* |
| **Operating expenses** | | | | | | | |
| Interconnection | 210 | 279 | 317 | 362 | 437 | 521 | 616 |
| **Other operating expenses** | | | | | | | |
| Personnel expenses | 498 | 596 | 727 | 872 | 1,016 | 1,209 | 1,439 |
| Maintenance costs | 149 | 174 | 195 | 214 | 229 | 244 | 257 |
| Payments to regulating bodies | 24 | 29 | 33 | 38 | 44 | 50 | 56 |
| General and administrative expenses | 208 | 224 | 240 | 256 | 271 | 287 | 305 |
| Other expenses | 123 | 231 | 55 | 60 | 64 | 67 | 71 |
| **Total operating expenses** | 1,002 | 1,255 | 1,250 | 1,440 | 1,624 | 1,858 | 2,127 |
| **EBITDA** | 218 | 286 | 575 | 749 | 1,077 | 1,260 | 1,451 |
| *EBITDA margin* | *15%* | *16%* | *27%* | *29%* | *34%* | *35%* | *35%* |
| Depreciation and amortization | 78 | 114 | 134 | 151 | 172 | 201 | 235 |
| **Earnings Before Interests and Income Tax (EBIT)** | 140 | 171 | 441 | 599 | 904 | 1,059 | 1,216 |

# DISCOUNTED CASH FLOW ANALYSIS: VALUATION SUMMARY

| (RUB mln) | Estimate 4Q 2003 | Forecast 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| EBITDA | 64 | 286 | 575 | 749 | 1,077 | 1,260 | 1,451 |
| Tax on Income (unlevered) | (11) | (47) | (112) | (151) | (224) | (262) | (300) |
| EBITDA less tax on income (unlevered) | 53 | 239 | 462 | 599 | 853 | 999 | 1,151 |
| Changes in working capital | (21) | (127) | (44) | (26) | (83) | (17) | (66) |
| Capital expenditures | (154) | (428) | (329) | (342) | (453) | (522) | (561) |
| Free cash flows on invested capital | (122) | (316) | 90 | 230 | 316 | 460 | 523 |

***DCF Analysis Valuation***

| | | |
|---|---|---|
| Sum of FCF's discounted at 1 October 2003 | | 380 |
| Terminal value: | | |
| FCF terminal growth rate | | 5% |
| Terminal value: | | 4,128 |
| Terminal value discounted at 1 October 2003 | | 1,570 |
| Value of operations, RUB mln | | 1,951 |
| Value of operations, US$ mln | | **$ 64** |
| Value of long-term financial investments, US$ mln | | $ - |
| **Enterprise value, US$ mln** | | **$ 64** |
| Net debt, US$ mln | [1] | ($ 1) |
| Equity value (100% control), US$ mln | | $ 63 |
| Discount due to lack of control on a single share basis | [2] | 20% |
| **Shareholders' equity value on a non-control basis, US$ mln** | | **$ 50** |



***Sensitivity Analysis of Shareholders' Equity Value***

| Company's specific risk premium / Terminal growth rate — EqV, US$ mln | 4.0% | 4.5% | 5.0% | 5.5% | 6.0% |
|---|---|---|---|---|---|
| 5.5% | 54 | 56 | 58 | 60 | 63 |
| 6.0% | 52 | 53 | 55 | 57 | 60 |
| 6.5% | 49 | 51 | 53 | 55 | 57 |
| 7.0% | 47 | 49 | 50 | 52 | 54 |
| 7.5% | 45 | 47 | 48 | 50 | 52 |
| 8.0% | 43 | 45 | 46 | 48 | 49 |
| 8.5% | 42 | 43 | 44 | 46 | 47 |

Notes:
1. Lomg- and short-term debt less cash as of 30 September 2003 under RAS.
2. Renaissance Capital estimate.

**On the basis of the discounted cash flow analysis the value of the shareholders' equity of Lensvyaz ranges from US$47 mln to US$55 mln.**

# B. LENSVYAZ SHAREHOLDERS' EQUITY VALUATION ANALYSIS: COMPARABLE ACQUISITIONS ANALYSIS

# COMPARABLE ACQUISITIONS ANALYSIS: SELECTION OF PEERS

- This approach is essentially a comparative analysis of the companies that participated in the consolidation of several regional telecommunications companies into seven RTOs through 2000 to 2002.

- The selection criteria for these companies are as follows:
  - Scale of operations (number of lines and revenue);
  - Revenue per line;
  - Revenue mix.
- The regional operators being the acquiring companies for the regional telcos are excluded from the analysis, as such operators are not comparable with Lensvyaz.
- Also excluded from the analysis are companies for which there is not enough available information on valuation (the companies in the Central and Urals regions).

Are not comparable to Lensvyaz on a revenue per line basis

| Comparable Company (merged) | Number of Lines | Revenue | Revenue per Line |
|---|---|---|---|
| | | (US$ mln) | (RUR '000) |
| Yartelecom | 291,695 | 31 | 3.0 |
| Belsvyaz | 300,508 | 23 | 2.3 |
| Udmurt Telecom | 301,769 | 23 | 2.2 |
| Electrosvyaz of Orenburg region | 352,434 | 30 | 2.5 |
| Electrosvyaz of Irkutsk region | 369,241 | 44 | 3.6 |
| Electrosvyaz of Omsk region | 363,839 | 30 | 2.4 |
| Tulatelecom | 378,338 | 26 | 2.1 |
| Saratovelectrosvyaz | 392,621 | 34 | 2.6 |
| Electrosvyaz of Krasnoyarsk region | 394,170 | 50 | 3.8 |
| Lensvyaz | 400,845 | 41 | 3.2 |
| Electrosvyaz of Kemerovo region | 457,974 | 43 | 2.8 |
| Electrosvyaz of Stavropol region | 498,174 | 44 | 2.6 |
| Altaitelecom | 508,074 | 33 | 2.0 |
| Volgogradelectrosvyaz | 516,496 | 40 | 2.3 |
| Voronezhsvyazinform | 515,227 | 38 | 2.2 |

Number of lines

Source: Company data.

Notes:
1 Number of lines at year-end 2001; revenue per line for 2001.
2 Lensvyaz's revenue and revenue per line are for the last 12 months ending 30 September 2003; number of lines as of 30 September 2003.



Are not comparable to Lensvyaz on a revenue mix basis

| Comparable Company (merged) | Revenue per Line | LD Traffic per Line | Number of Urban Lines | Major Revenues Mix | | | Debt to Assets, % |
|---|---|---|---|---|---|---|---|
| | | | | DLD/ILD | Urban | Rural | |
| | (RUR '000) | (min) | | | | | |
| Yartelecom | 3.0 | 356 | 88% | 39.2% | 38.5% | 2.8% | 3.7% |
| Electrosvyaz of Orenburg region | 2.5 | 367 | 71% | 48.7% | 30.0% | 9.6% | 4.6% |
| Electrosvyaz of Omsk region | 2.4 | 305 | 81% | 50.4% | 31.8% | 6.3% | 10.0% |
| Saratovelectrosvyaz | 2.6 | 433 | 82% | 55.4% | 32.4% | 4.8% | 15.1% |
| Lensvyaz | 3.2 | 801 | 80% | 51.2% | 33.0% | 7.8% | 3.5% |
| Electrosvyaz of Kemerovo region | 2.8 | 342 | 92% | 46.9% | 38.9% | 1.9% | 3.0% |
| Electrosvyaz of Stavropol region | 2.6 | 504 | 73% | 62.0% | 24.8% | 6.3% | 26.9% |

Source: Company data.

Note:
1 2001 data for comparable companies.
For Lensvyaz: revenue per line is for the last 12 months ended 30 September 2003; debt to assets and number of urban lines are as of 30 September 2003; other data is for the first

# COMPARABLE ACQUISITIONS ANALYSIS: CALCULATION OF VALUATION MULTIPLES

- The values underlying the recommended share conversion ratios and submitted by the relevant financial advisors on the consolidation are taken as the equity value of the comparable companies merged during the consolidation of the regional operators in 2000 to 2002.

| Comparable Companies | Implied Equity Value [1] | Net Debt [2] | Enterprise Value |
|---|---|---|---|
| | (US$ mln) | (US$ mln) | (US$ mln) |
| Electroswyaz of Orenburg region | 34.1 | 0.8 | 34.9 |
| Electroswyaz of Omsk region | 36.2 | 1.9 | 38.1 |
| Saratovelectroswyaz | 42.5 | 4.6 | 47.1 |
| Electroswyaz of Kemerovo region | 48.7 | 5.5 | 54.2 |

Source: Information materials for the respective companies' shareholders.

Notes:
[1] Implied equiry value underlying the respective share swap ratios approved by the shareholders. Defined as weighted average of values calculated using different valuation methods.
[2] According to the respective consultants' reports.

| Comparable Companies | Number of Lines | | Revenue | | Profit From Operations [1] | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 |
| | | | (US$ mln) | (US$ mln) | (US$ mln) | (US$ mln) |
| Electroswyaz of Orenburg region | 381,540 | 352,434 | 28.3 | 29.7 | 2.9 | 5.5 |
| Electroswyaz of Omsk region | 383,543 | 363,839 | 28.9 | 30.0 | 2.8 | 4.0 |
| Saratovelectroswyaz | 455,462 | 392,621 | 26.5 | 33.5 | 1.4 | 1.9 |
| Electroswyaz of Kemerovo region | 490,235 | 457,974 | 41.0 | 43.3 | 9.0 | 9.4 |
| *For reference:* | | | | | | |
| Lenswyaz [2] | 400,845 | 409,448 | 41.2 | 45.7 | 6.4 | 4.5 |

Source: Company data; Swyazinvest.

Notes:
[1] Profit from operations is calculated as sum of profit from services sold and other operating incomes/expenses and non-operating incomes/expenses.
[2] Lenswyaz number of lines as of 30 September 2003 and estimate for end of 2003, respectively; financial results are for the last 12 months ending 30 September 2003 and 2003 estimate, respectively.

- The similarity of accounting principles of the companies (RAS) allows one to use a comparative analysis based on parameters situated below the revenue line. Therefore, for the valuation of Lensvyaz, an EV/Operating profit multiple is used to obtain the enterprise value, taking into account the profitability of operations.

| Comparable Companies | EV / Number of Lines | | EV / Revenue | | EV / Profit From Operations | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 |
| Electroswyaz of Orenburg region | $ 91 | $ 99 | 1.2 x | 1.2 x | 11.8 x | 6.4 x |
| Electroswyaz of Omsk region | $ 99 | $ 105 | 1.3 x | 1.3 x | 13.8 x | 9.5 x |
| Saratovelectroswyaz | $ 103 | $ 120 | 1.8 x | 1.4 x | 33.8 x | 25.0 x |
| Electroswyaz of Kemerovo region | $ 111 | $ 118 | 1.3 x | 1.3 x | 6.0 x | 5.7 x |
| **Average** | **$ 101** | **$ 111** | **1.4 x** | **1.3 x** | **10.5 x** | **7.2 x** |

The multiples of Saratovelectrosvyaz are not considered when calculating average multiples.

# COMPARABLE ACQUISITIONS ANALYSIS: VALUATION SUMMARY

- Average valuation multiples calculated for selected comparable companies are applied to corresponding Lensvyaz parameters.

- The value of net debt is subtracted from the enterprise value of Lensvyaz to obtain the equity value.

- Lensvyaz shareholders' equity value resumptive range is determined as a weighted average of results obtained via the multiples used. Weighting factors are based on analysis of the strengths and weaknesses of each valuation multiple:
  - The EV/Lines multiple does not reflect the company's ability to generate cash flows. Valuation results obtained using this multiple are assigned a weight of 30%;
  - A higher weight of 60% is assigned to EV/Revenue based value. Revenue is more reliable in terms of reflecting the scale of the company's operations and its ability to generate income;
  - Possible distinctions in the structure of costs of services sold and other operational incomes and expenses limit the applicability of the EV/Operating Profit multiple. The results obtained with this multiple are assigned a weight of 10%.

| | Number of Lines | | Revenue | | Profit From Operations | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2003 | End of 2003 [1] | LTM ending 30 Sep.2003 | 2003 [1] | LTM ending 30 Sep.2003 | 2003 [1] |
| | | | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* |
| Lensvyaz values | 400,845 | 409,448 | 41 | 46 | 6 | 5 |
| | **EV / Number of Lines** | | **EV / Revenue** | | **EV / Profit From Operations** | |
| | **As of 30 Sep.2001** | **2001** | **LTM ending 30 Sep.2001** | **2001** | **LTM ending 30 Sep.2001** | **2001** |
| Valuation multiples | $ 101 | $ 111 | 1.4 x | 1.3 x | 10.5 x | 7.2 x |
| Enterprise value, US$ mln | 41 | 45 | 58 | 58 | 68 | 33 |
| Lensvyaz net debt, US$ mln [2] | | | (0.6) | | | |
| Equity value, US$ mln | 40 | 45 | 58 | 58 | 67 | 32 |
| Weighting coefficients | 15% | 15% | 30% | 30% | 5% | 5% |
| *Weighted average equity value, US$ mln* | **52** | Confidence range, US$ mln [3] | | **50 - 55** | | |

Notes:

[1] Estimated results are from DCF analysis.

[2] Lomg- and short-term debt less cash as of 30 September 2003 under RAS.

[3] Accounting for the possible deviations related to reliability of assumptions used.

**On the basis of comparable acquisition analysis the value of the shareholders' equity of Lensvyaz ranges from US$50 mln to US$55 mln.**

# C. LENSVYAZ SHAREHOLDERS' EQUITY VALUATION ANALYSIS: SHARE MARKET PRICES ANALYSIS

- For the analysis, the market prices dynamic of Lensvyaz ordinary shares for the last twelve months were observed. The shares are illiquid: during the period under consideration, only four transactions involving Lensvyaz ordinary shares, for a total value of US$11 thousand, were carried out on the RTS.
- During most of the period, bid and ask prices for Lensvyaz ordinary shares ranged from US$9-US$10 per share. However, in the middle of July, the ask prices rose to US$24 per share, gradually decreasing to US$17.5 by the end of the considered period.
- To accommodate effect of speculative changes of the share prices for the purposes of the Lensvyaz shareholders' equity valuation we have accepted average values of bid and ask quotations for the last six months as values of Lensvyaz ordinary share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The respective values obtained are the range from US$9.5 to US$12.3.


US$ / share
US$
$25
$20
$15
$10
$5
$0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Daily tradimg volumes
Ask quote (closing)
Bid quote (closing)
01.10.02
28.10.02
25.11.02
23.12.02
22.01.03
18.02.03
19.03.03
15.04.03
15.05.03
11.06.03
09.07.03
05.08.03
01.09.03
26.09.03

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 12.0 | $ 17.5 | n/a | -31% | $ 24 | $ 35 | n/a | | |
| **One month to date** | | | | | | | | $ - | - |
| Max | $ 12.0 | $ 20.0 | n/a | -40% | $ 24 | $ 40 | n/a | | |
| Min | $ 10.0 | $ 17.5 | n/a | -43% | $ 20 | $ 35 | n/a | | |
| Average | $ 11.7 | $ 18.5 | n/a | -37% | $ 23 | $ 37 | n/a | | |
| **Last 6 months to date** | | | | | | | | $ 9 | 3 |
| Max | $ 12.0 | $ 24.0 | n/a | -50% | $ 24 | $ 48 | n/a | | |
| Min | $ 8.5 | $ 9.0 | n/a | -6% | $ 17 | $ 18 | n/a | | |
| Average | $ 9.5 | $ 12.3 | n/a | -23% | $ 19 | $ 24 | n/a | | |
| **Last 12 months to date** | | | | | | | | $ 11 | 4 |
| Max | $ 12.0 | $ 24.0 | n/a | -50% | $ 24 | $ 48 | n/a | | |
| Min | $ 7.3 | $ 9.0 | n/a | -19% | $ 14 | $ 18 | n/a | | |
| Average | $ 9.3 | $ 12.3 | n/a | -25% | $ 18 | $ 24 | n/a | | |

Source: RTS.

Note:

1. According to RTS market price calculation based on results of actual trades. Due to the lack of a number of trades required for market price calculation, the market price for Lensvyaz is not calculated by RTS.

- In the analysis, share price dynamics of Lensvyaz preferred shares for the last twelve months were observed. The shares are illiquid: during the period only eight transactions involving Lensvyaz preferred shares, for a total value of US$57 thousand, were carried out.
- During the period, the Lensvyaz preferred share price grew from US$4-US$5 per share to US$7-US$8.5.
- To accommodate effect of speculative changes of the share prices for the purposes of the Lensvyaz shareholders' equity valuation we have accepted average values of bid and ask quotations for the last six months as values of Lensvyaz preferred share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The values obtained range from US$6.1 to US$7.3, representing a 35-40% discount to the ordinary share market price.



US$ / share
US$
$15
$12
$9
$6
$3
$0
30,000
25,000
20,000
15,000
10,000
5,000
0
Daily trading volumes
Ask quote (closing)
Bid quote (closing)
01.10.02
28.10.02
25.11.02
23.12.02
22.01.03
18.02.03
19.03.03
15.04.03
15.05.03
11.06.03
09.07.03
05.08.03
01.09.03
26.09.03


| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 7.1 | $ 8.5 | n/a | -16% | $ 5 | $ 6 | n/a | | |
| **One month to date** | | | | | | | | $ - | - |
| Max | $ 7.1 | $ 8.5 | n/a | -16% | $ 5 | $ 6 | n/a | | |
| Min | $ 6.2 | $ 7.9 | n/a | -22% | $ 4 | $ 5 | n/a | | |
| Average | $ 6.7 | $ 8.0 | n/a | -16% | $ 4 | $ 5 | n/a | | |
| **Last 6 months to date** | | | | | | | | $ 36 | 4 |
| Max | $ 7.1 | $ 8.5 | n/a | -16% | $ 5 | $ 6 | n/a | | |
| Min | $ 6.0 | $ 6.0 | n/a | 0% | $ 4 | $ 4 | n/a | | |
| Average | $ 6.1 | $ 7.3 | n/a | -16% | $ 4 | $ 5 | n/a | | |
| **Last 12 months to date** | | | | | | | | $ 57 | 8 |
| Max | $ 7.1 | $ 8.5 | n/a | -16% | $ 5 | $ 6 | n/a | | |
| Min | $ 4.1 | $ 4.2 | n/a | -3% | $ 3 | $ 3 | n/a | | |
| Average | $ 5.4 | $ 6.6 | n/a | -18% | $ 4 | $ 4 | n/a | | |
| **Discount to ordinary share price [2]** | -35% | -40% | n/a | | | | | | |

Source: RTS.

Notes:

1. According to RTS market price calculation based on results of actual trades. Due to the lack of a number of trades required for market price calculation, the market price for Lensvyaz is not calculated by RTS.
2. Based on average prices for the last six months.

## SHARE MARKET PRICES ANALYSIS: VALUATION SUMMARY

- For the purposes of the Analysis the range of Lensvyaz shareholders' equity value using the share market prices method is taken as equal to the range of Lensvyaz's implied market capitalizations based on the average ordinary and preferred share prices for the six months prior to the valuation date.
- The bottom value of a range is based on closing bid prices of the ordinary and preferred shares of the company and the top value of a range is based on the respective closing ask prices .

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | |
|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price |
| Last 6 months to date, ordinary shares | $ 9.50 | $ 12.29 | n/a | -23% | $ 19 | $ 24 | n/a |
| Last 6 months to date, preferred shares | $ 6.141 | $ 7.328 | n/a | -16% | $ 4 | $ 5 | n/a |
| | | | | Total: | $ 23 | $ 29 | n/a |

**On the basis of share market prices analysis the value of the shareholders' equity of Lensvyaz ranges from US$23 mln to US$29 mln.**

## D. LENSVYAZ SHAREHOLDERS' EQUITY VALUATION ANALYSIS: NET ASSET VALUE ANALYSIS

- According to the said method, Lensvyaz shareholders' equity is defined by calculating net asset book value according to the system established by the Ministry of Finance of the Russian Federation and the Federal Commission on Securities. Further, the net asset book value has been adjusted in view of the actual costs and the liquidity of assets and liabilities considered in the calculation.
- In order to adjust the book value of fixed assets the reproduction cost approach is used and the following steps are taken:
  - defining the current reproduction cost of a fixed asset (based on the appropriate revaluation factor);
  - determining combined accumulated depreciation (physical, functional and economic);
  - defining the net reproduction cost by adjusting the reproduction cost for combined accumulated depreciation.
- The value of construction in progress was adjusted for items which are no longer used.
- The book value of accounts receivable was adjusted taking into account the degree of probability of receipt and the time value of money.

| Item | Balance sheet item number | Book Value at 30 Jun.2003 | Adjusted Book Value |
|---|---|---|---|
| **Assets** | | *(RUB '000)* | *(RUB '000)* |
| 1. Non-current Assets | | | |
| Intangible assets | 110 | | |
| Fixed assets | 120 | 879,199 | 1,208,241 |
| Construction in progress | 130 | 49,953 | 49,946 |
| Long-term financial investments | 140 | 3,131 | 3,131 |
| Other non-current asstes | 150 | | |
| 2. Current Assets | | | |
| Inventory | 210 | 74,675 | 74,675 |
| VAT paid | 220 | 15,446 | 15,446 |
| Accounts receivable | 230+240-244 | 149,025 | 147,108 |
| Short-term financial investments ajusted to treasury shares | 250-252 | | |
| Cash and cash equivalents | 260 | 76,600 | 76,600 |
| Other current assets | 270 | | |
| **Total assets accepted for calculation** | | **1,248,029** | **1,575,148** |
| **Total liabilities** | | **242,828** | **263,201** |
| **Net Asset Value** | | **1,005,201** | **1,311,947** |

- Regarding the liabilities, adjustments for currency exchange rate differences were applied.
- According to Lensvyaz's management, for the period from June 30, 2003, to the date of Analysis, no events that could significantly impact the net asset value took place.
- The net asset value analysis is performed by a licensed appraiser, the Consulting Agency Info-Park (license of the Ministry of State Property of the Russian Federation №000269).

**On the basis of net asset value analysis, the value of the shareholders' equity of Lensvyaz is RUR1,312 mln, or US$43 mln.**

# V. CALCULATION OF RECOMMENDED CONVERSION RATIOS OF SHARES OF OAO LENSVYAZ INTO SHARES OF OAO NORTH-WEST TELECOM

## CALCULATION OF RECOMMENDED CONVERSION RATIOS

| Ordinary shares | Shareholders' equity value range per one ordinary share [1]: | | | | | | Number of Lensvyaz ordinary shares per one NWT ordinary share | | |
|---|---|---|---|---|---|---|---|---|---|
| | Lensvyaz | | | NWT | | | | | |
| Discounted cash flow analysis | $ 19.58 | - | $ 22.94 | $ 0.43 | - | $ 0.49 | 0.0218 | - | 0.0213 |
| Comparable acquisitions analysis | $ 20.80 | - | $ 22.99 | n/a | - | n/a | n/a | - | n/a |
| Comparable companies analysis | n/a | - | n/a | $ 0.59 | - | $ 0.65 | n/a | - | n/a |
| Share market prices analysis | $ 9.50 | - | $ 12.29 | $ 0.37 | - | $ 0.38 | 0.0386 | - | 0.0306 |
| Net asset value analysis | $ 17.93 | - | $ 17.93 | $ 0.70 | - | $ 0.70 | 0.0393 | - | 0.0393 |
| **Resumptive range** | **$ 18.91** | **-** | **$ 21.39** | **$ 0.51** | **-** | **$ 0.57** | **0.0272** | **-** | **0.0264** |

| Preferred shares | Shareholders' equity value range per one ordinary share [1]: | | | | | | Number of Lensvyaz preferred shares per one NWT preferred share | | |
|---|---|---|---|---|---|---|---|---|---|
| | Lensvyaz | | | NWT | | | | | |
| Discounted cash flow analysis | $ 11.75 | - | $ 13.76 | $ 0.26 | - | $ 0.29 | 0.0218 | - | 0.0213 |
| Comparable acquisitions analysis | $ 12.48 | - | $ 13.79 | n/a | - | n/a | n/a | - | n/a |
| Comparable companies analysis | n/a | - | n/a | $ 0.36 | - | $ 0.39 | n/a | - | n/a |
| Share market prices analysis | $ 6.14 | - | $ 7.33 | $ 0.22 | - | $ 0.23 | 0.0358 | - | 0.0312 |
| Net asset value analysis | $ 10.76 | - | $ 10.76 | $ 0.42 | - | $ 0.42 | 0.0393 | - | 0.0393 |
| **Resumptive range** | **$ 11.34** | **-** | **$ 12.83** | **$ 0.31** | **-** | **$ 0.34** | **0.0272** | **-** | **0.0264** |

Note:
[1] Allocated using a 40% discount of preferred share price to ordinary share price assigned. Excluding share market prices analysis.

- Based on the Analysis conducted, Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Lensvyaz to review and approve Conversion Ratios with regards to the merger within the following ranges:

**Into one ordinary share of NWT is converted:** **from 0.0264 to 0.0272 ordinary shares of Lensvyaz**
**Into one preferred share of NWT is converted:** **from 0.0264 to 0.0272 preferred shares of Lensvyaz**

# VI. VALUATION ANALYSIS OF SHAREHOLDERS' EQUITY OF OAO SVYAZ OF KOMI REPUBLIC

## VALUATION TECHNIQUES USED

| Method | Used/not used | Weight | Comments |
|---|---|---|---|
| **Discounted Cash Flow Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Allows one to assess the ability of the company to generate cash flows in the future and make an adjustment for the time value of money;<br>– Depends to a significant degree on the validity of forecasts of the future development of the company and various assumptions underling the financial model. |
| **Comparable Acquisitions Analysis** | ✓ | 40% | One of the key valuation techniques:<br>+ Presents a view on the company as a peer of the companies being merged during the reorganization;<br>+ There are precedents of similar mergers of comparable companies;<br>– Does not allow one to assess the ability of the company to generate cash flows in the future. |
| **Net Assts Value Analysis** | ✓ | 10% | One of the additional valuation techniques:<br>+ Values the company's property complex as of the valuation date;<br>– Does not allow one to factor in the valuation the economic effect of existing property complex and its ability to generate cash flows. |
| **Analysis of Share Market Prices** | ✓ | 10% | One of the additional valuation techniques:<br>+ Reflects the view of financial investors and stock market participants on the company;<br>– Insufficient reliability of the analysis due to low liquidity of Svyaz of Komi shares. |
| **Comparable Companies Analysis** | ✗ | 0% | This method is not applied due to absence of traded comparable companies with a liquid market of their shares. |

# SVYAZ OF KOMI SHAREHOLDERS' EQUITY VALUATION SUMMARY

- For the purpose of calculating the recommended Conversion Ratios, the resumptive valuation range for Svyaz of Komi shareholders' equity was calculated as a weighted average of the values obtained by different methods.
- Weighting factors for valuation results obtained by different methods are determined based on analysis of the strengths and weaknesses of the valuation approaches applied.
- **Weighted average valuation of Svyaz of Komi shareholders' equity ranges from US$43 mln to US$49 mln.**

## Valuation Summary

| Valuation Methods | Equity Value Ranges | | | Weighting Coefficients |
|---|---|---|---|---|
| | (US$ mln) | | (US$ mln) | |
| Discounted cash flow analysis | $ 49 | - | $ 56 | 40% |
| Comparable acquisitions analysis | $ 42 | - | $ 46 | 40% |
| Share market prices analysis | $ 21 | - | $ 28 | 10% |
| Net asset value analysis | $ 47 | - | $ 47 | 10% |
| **Resumptive range** | **$ 43** | **-** | **$ 49** | |

## Equity Value Range


Discounted cash flow analysis
Comparable acquisitions analysis
Share market prices analysis
Net asset value analysis
Resumptive range
$15
$25
$35
$45
$55
US$ mln

# A. SVYAZ OF KOMI SHAREHOLDERS' EQUITY VALUATION ANALYSIS: DISCOUNTED CASH FLOW ANALYSIS

# DISCOUNTED CASH FLOW ANALYSIS: KEY ASSUMPTIONS

- Key assumptions underlying a detailed financial model were developed by the Company's management.
- The forecast period of 2004-2009 is assumed based on the belief that key changes, such as tariff rebalancing and transition to time-based billing of local calls, will be completed by 2008, and that, starting from 2010, free cash flows will stabilize.
- The discount rate is calculated as weighted average cost of capital. It is assumed that the share of debt capital in total capital employed will stabilize at the 50% level.

## Key Assumptions

| | | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| Installed capacity, end of period | Lines | 307,941 | 330,941 | 348,941 | 363,941 | 383,941 | 406,941 |
| Digitalization rate | % | 65% | 72% | 78% | 85% | 91% | 96% |
| Number of individual subscribers with per-minute payment system, end of period | % | 34% | 35% | 38% | 40% | 45% | 49% |
| Number of corporate subscribers with per-minute payment system, end of period | % | 59% | 61% | 63% | 68% | 77% | 84% |
| Subscription fee growth rates, individuals | % | 11% | 21% | 18% | 18% | 5% | 5% |
| Subscription fee growth rates, corporates | % | 8% | 8% | 7% | 7% | 5% | 5% |
| Connection fee growth rates, individuals | % | 0% | 0% | 0% | 0% | 5% | 5% |
| Connection fee growth rates, corporates | % | 0% | 0% | 0% | 0% | 5% | 5% |
| Domestic long-distance traffic per line growth rates | % | 13% | 13% | 10% | 9% | 10% | 10% |
| Interantional long-distance traffic per line growth rates | % | 13% | 13% | 10% | 9% | 10% | 10% |
| Domestic long-distance average tariff growth rates | % | -1% | 0% | -5% | 5% | 5% | 5% |
| International long-distance average tariff growth rates | % | 1% | 2% | 2% | 2% | 2% | 2% |
| Wages and salaries growth rates | % | 25% | 25% | 25% | 20% | 20% | 15% |
| Staff, average for period | Persons | 3,949 | 3,941 | 3,917 | 3,905 | 3,897 | 3,889 |
| Capital expenditures | RUB mln | 536 | 445 | 451 | 486 | 550 | 581 |
| Discount rates | % | 13.5% | 14.6% | 15.6% | 15.6% | 15.6% | 15.6% |

# DISCOUNTED CASH FLOW ANALYSIS: P&L ITEMS FORECASTS

| (RUB mln) | Estimate | Forecast | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| **Revenue** | | | | | | | |
| **Local Telephony** | | | | | | | |
| Subscription fee | 381 | 347 | 320 | 381 | 453 | 464 | 463 |
| Constant component at per-minute payment system | 0 | 61 | 148 | 191 | 248 | 301 | 368 |
| Installation fee | 70 | 59 | 83 | 136 | 118 | 117 | 150 |
| Local traffic | 0 | 34 | 92 | 117 | 158 | 196 | 243 |
| Granting channels for lease | 22 | 24 | 26 | 29 | 32 | 35 | 39 |
| Other local telephony | 33 | 36 | 46 | 59 | 70 | 77 | 87 |
| Total local telephony revenue | 506 | 561 | 715 | 913 | 1,079 | 1,190 | 1,350 |
| **Long-Distance Communication** | | | | | | | |
| Outgoing DLD | 536 | 612 | 709 | 779 | 946 | 1,150 | 1,399 |
| Outgoing ILD | 93 | 109 | 129 | 153 | 181 | 214 | 252 |
| Other revenues from long-distance communications | 22 | 36 | 42 | 47 | 56 | 68 | 83 |
| Total long-distance communication services | 652 | 757 | 880 | 978 | 1,183 | 1,431 | 1,734 |
| **Charges for Incoming Long-Distance Traffic** | 117 | 189 | 225 | 264 | 312 | 358 | 414 |
| **Data Transmission Services** | 23 | 38 | 66 | 101 | 153 | 213 | 295 |
| **Other Revenues** | 84 | 87 | 91 | 94 | 96 | 98 | 101 |
| **Total Revenue** | 1,383 | 1,635 | 1,979 | 2,354 | 2,827 | 3,294 | 3,896 |
| Revenue growth | 24% | 18% | 21% | 19% | 20% | 17% | 18% |
| **Operating Expenses** | | | | | | | |
| Interconnection | | | | | | | |
| Payments to Rostelecom | 112 | 175 | 207 | 241 | 281 | 325 | 376 |
| Payments to other communication operators | 34 | 37 | 39 | 42 | 44 | 45 | 47 |
| **Other Operating Expenses** | | | | | | | |
| Expenses on personnel | 509 | 662 | 825 | 1,024 | 1,224 | 1,465 | 1,682 |
| Maintenance costs and overhead and G&A expenses | 240 | 256 | 278 | 306 | 328 | 349 | 375 |
| Taxes other than on income | 22 | 29 | 34 | 38 | 42 | 46 | 49 |
| Other expenses | 45 | 94 | 70 | 80 | 94 | 106 | 121 |
| **Total Operating Expenses** | 962 | 1,253 | 1,453 | 1,732 | 2,013 | 2,336 | 2,650 |
| **EBITDA** | 421 | 381 | 526 | 622 | 814 | 958 | 1,246 |
| EBITDA Margin | 30% | 23% | 27% | 26% | 29% | 29% | 32% |
| Depreciation and amortization | (101) | (150) | (193) | (232) | (274) | (319) | (369) |
| **Earnings Before Interests and Income Tax (EBIT)** | 320 | 231 | 333 | 389 | 541 | 639 | 877 |

# DISCOUNTED CASH FLOW ANALYSIS: VALUATION SUMMARY

| (RUB mln) | Estimate 4Q 2003 | Forecast 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|
| EBITDA | 37 | 381 | 526 | 622 | 814 | 958 | 1,246 |
| Tax on Income (unlevered) | (6) | (64) | (91) | (106) | (145) | (171) | (232) |
| EBITDA less tax on income (unlevered) | 31 | 317 | 436 | 516 | 669 | 787 | 1,014 |
| Changes in working capital | 65 | 12 | 25 | 33 | 29 | 38 | 28 |
| Capital expenditures | (45) | (536) | (445) | (451) | (486) | (550) | (581) |
| Free cash flows on invested capital | 51 | (207) | 16 | 98 | 213 | 275 | 461 |

***DCF Analysis Valuation***

| | | |
|---|---|---|
| Sum of FCF's discounted at 1 October 2003 | | 402 |
| Terminal value: | | |
| FCF terminal growth rate | | 5% |
| Terminal value | | 4,591 |
| Terminal value discounted at 1 October 2003 | | 1,999 |
| Value of operations, RUB mln | | 2,401 |
| Value of operations, US$ mln | | **$ 78** |
| Value of long-term financial investments, US$ mln | [1] | $ 0.3 |
| **Enterprise value, US$ mln** | | **$ 79** |
| Net debt, US$ mln | [2] | $ 13 |
| Equity value (100% control), US$ mln | | $ 66 |
| Discount on lack of control on a single share basis | [3] | 20% |
| **Shareholders' equity value on a non-control basis, US$ mln** | | **$ 53** |



***Sensitivity Analysis of Shareholders' Equity Value***

| Company's specific risk premium | Terminal growth rate | | | | |
|---|---|---|---|---|---|
| EqV, US$ mln | 4.5% | 4.8% | 5.0% | 5.3% | 5.5% |
| 5.5% | 56 | 58 | 59 | 61 | 63 |
| 6.0% | 54 | 55 | 57 | 59 | 60 |
| 6.5% | 52 | 53 | 55 | 56 | 58 |
| 7.0% | 50 | 51 | 53 | 54 | 56 |
| 7.5% | 48 | 49 | 51 | 52 | 53 |
| 8.0% | 47 | 48 | 49 | 50 | 51 |
| 8.5% | 45 | 46 | 47 | 48 | 49 |

Notes:
1. According to the company RAS balance sheet as of 30 September 2003 with adjustments on net asset values of the affiliated companies.
2. Lomg- and short-term debt less cash as of 30 September 2003 under RAS.
3. Renaissance Capital estimate.

**On the basis of the discounted cash flow analysis the value of the shareholders' equity of Svyaz of Komi ranges from US$49 mln to US$56 mln.**

## B. SVYAZ OF KOMI SHAREHOLDERS' EQUITY VALUATION ANALYSIS: COMPARABLE ACQUISITION ANALYSIS

- This approach consists of a comparative analysis of the companies participating during the consolidation of the regional telecommunication companies into seven super-regional telecom operators through the years 2000 to 2002.

| Comparable Company (merged) | Number of Lines | Revenue | Revenue per Line |
|---|---|---|---|
| | | (US$ mln) | (RUB '000) |
| Electroswyaz of Kaliningrad region | 154,238 | 19 | 3.7 |
| Electroswyaz of Kurgan region | 158,961 | 12 | 2.3 |
| Martelecom of Mariy-El Republic | 159,181 | 10 | 1.8 |
| Electroswyaz of Orel region | 163,137 | 12 | 2.2 |
| Swyazinform of Republic of Mordovia | 173,356 | 12 | 2.1 |
| Electroswyaz of Volgograd region | 175,780 | 14 | 2.4 |
| Swyazinform of Astrakhan region | 179,722 | 14 | 2.4 |
| Electroswyaz of Republic of Karelia | 180,598 | 16 | 2.6 |
| Swyazinform of Kursk region | 195,004 | 14 | 2.1 |
| Ivtelecom | 202,540 | 14 | 2.1 |
| Brianskswyazinform | 204,711 | 16 | 2.4 |
| Swyazinform of Republic of Chuvashia | 213,274 | 14 | 2.0 |
| Electroswyaz of Riazan region | 216,038 | 17 | 2.3 |
| Tambov Electroswyaz | 216,700 | 18 | 2.1 |
| Ulianovselectroswyaz | 216,869 | 17 | 2.3 |
| Swyazinform of Penza region | 227,436 | 14 | 1.9 |
| Electroswyaz of Khabarovsk region | 228,028 | 32 | 4.1 |
| Electroswyaz of Tver region | 229,384 | 21 | 2.7 |
| Tomsktelecom | 239,871 | 26 | 3.2 |

Source: Company data.

Number of lines

Not comparable to Svyaz of Komi on a revenue per line basis (highlighted in gray)

- The selection criteria for these companies are as follows:
  - Scale of operations (number of lines and revenue);
  - Revenue per line;
  - Revenue mix.

| Comparable Company (merged) | Number of Lines | Revenue | Revenue per Line |
|---|---|---|---|
| | | (US$ mln) | (RUB '000) |
| Tyumentelecom | 240,065 | 28 | 3.5 |
| Smolensksvyazinform | 241,354 | 18 | 2.2 |
| Electroswyaz of Kaluga region | 254,606 | 20 | 2.4 |
| Murmanelectroswyaz | 257,580 | 30 | 3.6 |
| Lipetskelectroswyaz | 259,058 | 18 | 2.0 |
| Artelecom | 271,909 | 25 | 2.7 |
| Swyaz of Komi | 275,971 | 41 | 4.6 |
| Kirovelectroswyaz | 276,905 | 18 | 2.0 |
| Electroswyaz of Vladimir region | 281,978 | 23 | 2.5 |
| Khantymansyiskokrtelecom | 290,995 | 68 | 7.1 |
| Yartelecom | 291,695 | 31 | 3.0 |
| Belswyaz | 300,508 | 23 | 2.3 |
| Udmurttelecom | 301,769 | 23 | 2.2 |
| Electroswyaz of Orenburg region | 352,434 | 30 | 2.5 |
| Electroswyaz of Omsk region | 363,839 | 30 | 2.4 |
| Electroswyaz of Irkutsk region | 369,241 | 43 | 3.6 |
| Tulatelecom | 378,338 | 26 | 2.1 |
| Saratovelectroswyaz | 392,621 | 34 | 2.6 |
| Electroswyaz of Krasnoyarsk region | 394,170 | 50 | 3.8 |

Source: Company data.

Note:
1 Number of lines as of year-end 2001, revenue per line for 2001.
2 Revenue and revenue per line of Swyaz of Komi are for the last 12 months ending 30 September 2003; number of lines as of 30 September 2003.

Number of lines

# COMPARABLE ACQUISITIONS ANALYSIS: SELECTION OF PEERS (CONT'D)

- The regional operators being the acquiring companies for the regional telcos are excluded from the analysis as such operators are not comparable to Svyaz of Komi.
- Also excluded from the analysis are companies for which there is not enough available information on valuation (the companies of the Central and Urals super-regions).
- The revenue structure of operators selected according to similarity to Svyaz of Komi, in terms of number of lines, revenue and revenue per line, have also been analyzed. Thus, seven operators of the fixed line regional operators have been selected as comparable companies. The respective analysis is submitted in the table below.

Publicly available information on valuation is not available

Low share of revenue from DLD and ILD services

High DLD and ILD traffic per line

| Comparable Company (merged) | Revenue per Line | LD Traffic per Line | Number of Urban Lines | Major Revenues Mix | | | Debt to Assets, % |
|---|---|---|---|---|---|---|---|
| | | | | DLD/ILD | Urban | Rural | |
| | (RUB '000) | (min) | | | | | |
| Artelecom | 2.7 | 346 | 81% | 46% | 29% | 6% | 3.9% |
| Electrosvyaz of Tver region | 2.7 | 467 | 80% | 51% | 36% | 4% | 3.7% |
| Yartelecom | 3.0 | 356 | 88% | 39% | 38% | 3% | 3.7% |
| Tomsktelecom | 3.2 | 424 | 74% | 48% | 27% | 8% | 2.2% |
| Tyumentelecom | 3.5 | 546 | 74% | 57% | 32% | 6% | 2.7% |
| Electrosvyaz of Irkutsk region | 3.6 | 427 | 93% | 49% | 39% | 2% | 8.6% |
| Murmanelectrosvyaz | 3.6 | 468 | 96% | 53% | 37% | 1% | 6.8% |
| Electrosvyaz of Kaliningrad region | 3.7 | 491 | 89% | 60% | 32% | 2% | 5.9% |
| Electrosvyaz of Krasnoyarsk region | 3.8 | 567 | 82% | 55% | 29% | 5% | 4.1% |
| Electrosvyaz of Khabarovsk region | 4.1 | 311 | 86% | 50% | 35% | 4% | 5.2% |
| Svyaz of Komi | 4.6 | 334 | 81% | 48% | 33% | 6% | 27.7% |

Source: Company data.

Note:

2001 data for comparable companies. For Svyaz of Komi: revenue per line is for the last 12 months ending 30 September 2003; debt to assets and number of urban lines are as of 30 September 2003; other data for the first 9 months of 2003.

## COMPARABLE ACQUISITIONS ANALYSIS: CALCULATION OF VALUATION MULTIPLES

- The values underlying the recommended share conversion ratios and submitted by the relevant financial advisors on the consolidation are taken as the equity value of the comparable companies merged during the consolidation of the regional operators in 2000 to 2002.

| Comparable Companies | Implied Equity Value [1] | Net Debt [2] | Enterprise Value |
|---|---|---|---|
| | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* |
| Artelecom | 31.3 | 12.0 | 43.3 |
| Tomsktelecom | 40.9 | 0.7 | 41.6 |
| Electrosvyaz of Irkutsk region | 44.8 | 3.3 | 48.1 |
| Murmanelectrosvyaz | 36.0 | 9.0 | 45.0 |
| Electrosvyaz of Kaliningrad region | 22.5 | 3.0 | 25.5 |
| Electrosvyaz of Krasnoyarsk region | 47.3 | 3.3 | 50.6 |
| Electrosvyaz of Khabarovsk region | 23.7 | 5.5 | 29.2 |

Source: Information materials for the respective companies' shareholders.

Notes:

[1] Implied equity value underlying the respective share swap ratios approved by the shareholders. Defined as a weighted average of values calculated using different valuation methods.

[2] According to the respective consultants' reports.

| Comparable Companies | Number of Lines | | Revenue | | Profit From Operations [1] | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 |
| | | | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* | *(US$ mln)* |
| Artelecom | 270,709 | 273,559 | n/a | 25.2 | 3.1 | 3.9 |
| Tomsktelecom | 235,591 | 237,666 | 25.0 | 26.5 | 5.8 | 5.5 |
| Electrosvyaz of Irkutsk region | 356,529 | 359,129 | n/a | 43.0 | 5.3 | 6.0 |
| Murmanelectrosvyaz | 231,876 | 238,099 | 28.5 | 30.2 | 1.8 | 1.8 |
| Electrosvyaz of Kaliningrad region | 150,092 | 150,807 | 18.9 | 19.1 | 4.8 | 4.9 |
| Electrosvyaz of Krasnoyarsk region | 384,226 | 386,541 | 46.9 | 50.0 | 4.3 | 4.7 |
| Electrosvyaz of Khabarovsk region | 220,572 | 222,634 | n/a | 31.6 | н.д. | 4.2 |
| *For reference:* | | | | | | |
| Svyaz of Komi [2] | 273,054 | 274,042 | 41 | 44 | 12 | 10 |

Source: Company data; Svyazinvest

Notes:

[1] Profit from operations is calculated as sum of profit from services sold and other operating incomes/expenses and non-operating incomes/expenses.

[2] Svyaz of Komi number of lines as of 30 September 2003 and estimate for year-end 2003, respectively; financial results are for last 12 months ending 30 September 2003 and 2003 estimate, respectively.

| Comparable Companies | EV / Number of Lines | | EV / Revenue | | EV / Profit From Operations | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 | LTM ending 30 Sep.2001 | 2001 |
| Artelecom | $ 160 | $ 158 | н.д. | 1.7 x | 13.8 x | 11.2 x |
| Tomsktelecom | $ 176 | $ 175 | 1.7 x | 1.6 x | 7.2 x | 7.5 x |
| Electrosvyaz of Irkutsk region | $ 135 | $ 134 | н.д. | 1.1 x | 9.1 x | 8.1 x |
| Murmanelectrosvyaz | $ 194 | $ 189 | 1.6 x | 1.5 x | 24.6 x | 25.1 x |
| Electrosvyaz of Kaliningrad region | $ 170 | $ 169 | 1.4 x | 1.3 x | 5.3 x | 5.2 x |
| Electrosvyaz of Krasnoyarsk region | $ 132 | $ 131 | 1.1 x | 1.0 x | 11.7 x | 10.8 x |
| Electrosvyaz of Khabarovsk region | $ 132 | $ 131 | н.д. | 0.9 x | н.д. | 7.0 x |
| **Average (excluding outliers)** | **$ 157** | **$ 155** | **1.4 x** | **1.3 x** | **8.3 x** | **7.7 x** |

- The similarity of accounting principles of the companies (RAS) permits a comparative analysis based on the parameters located below the revenue line. Therefore, in the valuation of Svyaz of Komi, the EV/Operating profit multiple is used to obtain the enterprise value taking into account the profitability of operations.
- The following valuation multiples have been calculated and applied:
  - EV / Line;
  - EV / Revenue;
  - EV / Operating profit.

The multiples of Murmanelectrosvyaz is not accepted at calculation of average multiples as an outlier.

## COMPARABLE ACQUISITIONS ANALYSIS: VALUATION SUMMARY

- Average valuation multiples calculated for selected comparable companies are applied to corresponding parameters of Svyaz of Komi.

- The value of net debt is subtracted from the enterprise value of Svyaz of Komi to obtain the equity value.

- Svyaz of Komi shareholders' equity value resumptive range is determined as a weighted average of the results obtained by the multiples used. Weighting factors are set based on analysis of the strengths and weaknesses of each valuation multiple:
  - The EV/Lines multiple does not reflect the company's ability to generate cash flows. Valuation results obtained with this multiple are assigned a weight of 30%;
  - A higher weight of 60% is assigned to EV/Revenue based value. Revenue is more reliable in terms reflecting the scale of the company's operations and its ability to generate income;
  - Possible distinctions in the structure of formation of costs of services sold and other operational incomes and expenses limit the applicability of the EV/Operating profit multiple. Valuation results obtained using this multiple are assigned a weight of 10%.

| | Number of Lines | | Revenue | | Profit From Operations | |
|---|---|---|---|---|---|---|
| | As of 30 Sep.2003 | 2003 [1] | LTM ending 30 Sep.2003 | 2003 [1] | LTM ending 30 Sep.2003 | 2003 [1] |
| | | | (US$ mln) | (US$ mln) | (US$ mln) | (US$ mln) |
| Svyaz of Komi values | 273,054 | 274,042 | $ 41 | $ 44 | $ 12 | $ 10 |
| | **EV / Number of Lines** | | **EV / Revenue** | | **EV / Profit From Operations** | |
| | **As of 30 Sep.2001** | **2001** | **LTM ending 30 Sep.2001** | **2001** | **LTM ending 30 Sep.2001** | **2001** |
| Valuation multiples | $ 157 | $ 155 | 1.4 x | 1.3 x | 8.3 x | 7.7 x |
| Enterprise value, US$ mln | $ 43 | $ 43 | $ 58 | $ 58 | $ 103 | $ 81 |
| Svyaz of Komi net debt, US$ mln [2] | | | $ 13 | | | |
| Equity value, US$ mln | $ 30 | $ 30 | $ 45 | $ 45 | $ 90 | $ 68 |
| Weighting coefficients | 15% | 15% | 30% | 30% | 5% | 5% |
| Weighted average equity value, US$ mln | **44** | | Confidence range, US$ mln [3] | **42 - 46** | | |

Notes:
[1] Estimated results are from DCF analysis.
[2] Lomg- and short-term debt less cash as of 30 September 2003 under RAS.
[3] Accounting for the possible deviations related to reliability of assumptions used.

**On the basis of comparable acquisition analysis the value of the shareholders' equity of Svyaz of Komi ranges from US$42 mln to US$46 mln.**

## C. SVYAZ OF KOMI SHAREHOLDERS' EQUITY VALUATION ANALYSIS: SHARE MARKET PRICES ANALYSIS

## SHARE MARKET PRICES ANALYSIS: ORDINARY SHARES

- For the analysis, the share market price dynamics of Svyaz of Komi ordinary shares for the last twelve months were observed. The shares are illiquid: during the period under consideration, only six transactions with Svyaz of Komi ordinary shares, for a total value of US$37 thousand, were conducted on the RTS.
- During most of the period, the bid and ask prices of the Svyaz of Komi ordinary shares were at a level of US$0.05 per share. In June, 2003, the bid prices rose to US$0.07 per share and remained stable at this level until the end of the considered period.
- To accommodate effect of speculative changes of the share prices for the purposes of the Svyaz of Komi shareholders' equity valuation it is accepted average values of bid and ask quotations for the last six months as values of Svyaz of Komi ordinary share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The values of Svyaz of Komi ordinary share obtained range from US$0.06 to US$0.08.


US$ / share
US$ '000
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
20
15
10
5
0
Daily trading volimes
Ask quote (closing)
Bid quote (closing)
30.09.02
25.10.02
22.11.02
20.12.02
21.01.03
17.02.03
18.03.03
14.04.03
14.05.03
10.06.03
08.07.03
04.08.03
29.08.03
25.09.03

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 0.07 | $ 0.10 | n/a | -24.5% | $ 21 | $ 28 | n/a | | |
| **One month to date** | | | | | | | | $ - | - |
| Max | $ 0.07 | $ 0.10 | n/a | -28.8% | $ 21 | $ 30 | n/a | | |
| Min | $ 0.07 | $ 0.09 | n/a | -17.8% | $ 21 | $ 26 | n/a | | |
| Average | $ 0.07 | $ 0.10 | n/a | -23.6% | $ 21 | $ 27 | n/a | | |
| **Last 6 months to date** | | | | | | | | $ 33 | 5 |
| Max | $ 0.07 | $ 0.11 | n/a | -32.7% | $ 21 | $ 31 | n/a | | |
| Min | $ 0.05 | $ 0.07 | n/a | -28.6% | $ 14 | $ 20 | n/a | | |
| Average | $ 0.06 | $ 0.08 | n/a | -24.0% | $ 18 | $ 24 | n/a | | |
| **Last 12 months to date** | | | | | | | | $ 37 | 6 |
| Max | $ 0.07 | $ 0.11 | n/a | -32.7% | $ 21 | $ 31 | n/a | | |
| Min | $ 0.03 | $ 0.06 | n/a | -45.5% | $ 9 | $ 16 | n/a | | |
| Average | $ 0.06 | $ 0.08 | n/a | -26.1% | $ 16 | $ 21 | n/a | | |

Source: RTS.

Note:

1. According to RTS market price calculation based on results of actual trades. Due to the lack of a number of trades required for market price calculation, the market price for Svyaz of Komi is not calculated by RTS.

- For the analysis, the share market price dynamics of Svyaz of Komi preffered shares in the last twelve months were observed. The shares are *illiquid: during the period, no* transactions were conducted on the RTS with Svyaz of Komi preferred shares.
- During the period, the ask prices of Svyaz of Komi preferred shares were not changed and ranged from US$0.04 to US$0.05 per share. The bid prices *grew moderately* from US$0.01 per share to US$0.04 per share.
- To accommodate effect of speculative changes of the share prices for the purposes of the Svyaz of Komi shareholders' equity valuation it is accepted average values of bid and ask quotations for the last six months as values of Svyaz of Komi preferred share. The bottom value of a range is accepted equal to the average closing bid price, top value of a range is accepted equal the average closing ask price.
- The values of Svyaz of Komi preferred share obtained range from US$0.03 to US$0.05 which reflects a 46%-50% discount to the ordinary share market prices.


US$ / share
US$ '000
$0.10
$0.08
$0.05
$0.03
$0.00
20
15
10
5
0
Daily trading volumes
Ask quote (closing)
Bid quote (closing)
30.09.02
25.10.02
22.11.02
20.12.02
21.01.03
17.02.03
18.03.03
14.04.03
14.05.03
10.06.03
08.07.03
04.08.03
29.08.03
25.09.03

| | Share Market Prices Range (US$) | | | Spread | Market Capitalization (US$ mln) | | | Trade Volumes | Number of |
|---|---|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price [1] | Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price | (US$ '000) | Deals |
| **As of 30 September 2003** | | | | | | | | $ - | - |
| | $ 0.04 | $ 0.05 | n/a | -17.1% | $ 4 | $ 5 | n/a | | |
| **One month to date** | | | | | | | | $ - | - |
| Max | $ 0.04 | $ 0.05 | n/a | -17.1% | $ 4 | $ 5 | n/a | | |
| Min | $ 0.04 | $ 0.05 | n/a | -18.9% | $ 3 | $ 4 | n/a | | |
| Average | $ 0.04 | $ 0.05 | n/a | -17.6% | $ 4 | $ 5 | n/a | | |
| **Last 6 months to date** | | | | | | | | $ - | - |
| Max | $ 0.04 | $ 0.05 | n/a | -17.1% | $ 4 | $ 5 | n/a | | |
| Min | $ 0.03 | $ 0.04 | n/a | -32.5% | $ 3 | $ 4 | n/a | | |
| Average | $ 0.03 | $ 0.05 | n/a | -29.2% | $ 3 | $ 4 | n/a | | |
| **Last 12 months to date** | | | | | | | | $ - | - |
| Max | $ 0.04 | $ 0.07 | n/a | -35.6% | $ 4 | $ 6 | n/a | | |
| Min | $ 0.01 | $ 0.04 | n/a | -68.8% | $ 1 | $ 4 | n/a | | |
| Average | $ 0.02 | $ 0.05 | n/a | -48.7% | $ 2 | $ 4 | n/a | | |
| **Discount to ordinary share price [2]** | **-50%** | **-46%** | **n/a** | | | | | | |

Source: RTS.

Note:

1. According to RTS market price calculation based on results of actual trades. Due to the lack of a number of trades required for market price calculation, the market price for Svyaz of Komi is not calculated by RTS.
2. Based on average prices for the last six months.

## SHARE MARKET PRICES ANALYSIS: VALUATION SUMMARY

- For the purposes of the Analysis, the range of Svyaz of Komi shareholders' equity value using the share price method is taken as equal to the range of Svyaz of Komi's implied market capitalizations based on the average prices of its ordinary and preferred shares for the six months prior to the valuation date.
- The bottom value of the range is based on closing bid prices of the ordinary and preferred shares of the company and the top value is based on their respective closing ask prices.

| | Share Market Prices Range (US$) | | | | Market Capitalization (US$ mln) | | |
|---|---|---|---|---|---|---|---|
| | Bid Quote (closing) | Ask Quote (closing) | Market Price | Spread Bid / Ask | Based on Bid Quote | Based on Ask Quote | Based on Market Price |
| Last 6 months to date, ordinary shares | $ 0.06 | $ 0.08 | n/a | -24% | $ 18 | $ 24 | n/a |
| Last 6 months to date, preferred shares | $ 0.03 | $ 0.05 | n/a | -29% | $ 3 | $ 4 | n/a |
| | | | | Total: | $ 21 | $ 28 | n/a |

**On the basis of share market prices analysis the value of the shareholders' equity of Svyaz of Komi ranges from US$21 mln to US$28 mln.**

# D. SVYAZ OF KOMI SHAREHOLDERS' EQUITY VALUATION ANALYSIS: NET ASSET VALUE ANALYSIS

- According to the said method, the Svyaz of Komi shareholders' equity is defined by calculating net asset book value according to the system established by the Ministry of Finance of the Russian Federation and Federal Commission on Securities. Further, the net asset book value was adjusted in view of the actual costs and liquidity of assets and liabilities considered in the calculation.
- In order to adjust the book value of fixed assets the reproduction cost approach is used, and the following steps are taken:
  - defining a current reproduction cost of a fixed asset (based on the appropriate revaluation factor);
  - determining combined accumulated depreciation (physical, functional and economic);
  - defining the net reproduction cost by adjusting the reproduction cost for combined accumulated depreciation.
- The value of long-term financial investments was adjusted taking into account the net asset values of the affiliated entities.
- The value of inventories was adjusted for the cost of inventories which are no longer used.

| Item | Balance sheet item number | Book Value at 30 Jun. 2003 | Adjusted Book Value |
|---|---|---|---|
| **Assets** | | *(RUB '000)* | *(RUB '000)* |
| 1. Non-current Assets | | | |
| Intangible assets | 110 | 10 | 10 |
| Fixed assets | 120 | 955,453 | 1,502,728 |
| Construction in progress | 130 | 225,547 | 225,547 |
| Investments into material wealth | 135 | 148 | 148 |
| Long-term financial investments | 140 | 4,839 | 9,681 |
| 2. Current Assets | | | |
| Inventory | 210 | 41,453 | 41,418 |
| VAT paid | 220 | 54,945 | 54,945 |
| Accounts receivable | 230+240-244 | 215,788 | 209,629 |
| Short-term financial investments ajusted to treasury shares | 250-252 | 12,136 | 12,136 |
| Cash and cash equivalents | 260 | 33,824 | 33,824 |
| **Total assets accepted for calculation** | | **1,544,143** | **2,090,066** |
| **Total liabilities** | | **642,879** | **640,603** |
| **Net Asset Value** | | **901,264** | **1,449,463** |

- The book value of the accounts receivable was adjusted considering the degree of probability of receipt and the time value of money.
- Regarding liabilities, adjustments on currency exchange rate differences were applied.
- The net asset value analysis is performed by a licensed appraiser, the Consulting Agency Info-Park (license of the Ministry of State Property of the Russian Federation №000269).

**On the basis of net asset value analysis, the value of the shareholders' equity of Svyaz of Komi is RUR1,449 mln, or US$47 mln.**

# VII. CALCULATION OF RECOMMENDED CONVERSION RATIOS OF SHARES OF OAO SVYAZ OF KOMI REPUBLIC INTO SHARES OF OAO NORTH-WEST TELECOM

# CALCULATION OF RECOMMENDED CONVERSION RATIOS

| Ordinary shares | Shareholders' equity value range per one ordinary share [1]: | | | | | | Number of Svyaz of Komi ordinary shares per one NWT ordinary share | | |
|---|---|---|---|---|---|---|---|---|---|
| | Svyaz of Komi | | | NWT | | | | | |
| Discounted cash flow analysis | $ 0.15 | - | $ 0.17 | $ 0.43 | - | $ 0.49 | 2.93 | - | 2.96 |
| Comparable acquisitions analysis | $ 0.12 | - | $ 0.14 | n/a | - | n/a | n/a | - | n/a |
| Comparable companies analysis | n/a | - | n/a | $ 0.59 | - | $ 0.65 | n/a | - | n/a |
| Share market prices analysis | $ 0.06 | - | $ 0.08 | $ 0.37 | - | $ 0.38 | 5.71 | - | 4.45 |
| Net asset value analysis | $ 0.14 | - | $ 0.14 | $ 0.70 | - | $ 0.70 | 5.06 | - | 5.06 |
| **Resumptive range** | **$ 0.13** | - | **$ 0.14** | **$ 0.51** | - | **$ 0.57** | **4.04** | - | **3.97** |

| Preferred shares | Shareholders' equity value range per one ordinary share [1]: | | | | | | Number of Svyaz of Komi preferred shares per one NWT preferred share | | |
|---|---|---|---|---|---|---|---|---|---|
| | Svyaz of Komi | | | NWT | | | | | |
| Discounted cash flow analysis | $ 0.09 | - | $ 0.10 | $ 0.26 | - | $ 0.29 | 2.93 | - | 2.96 |
| Comparable acquisitions analysis | $ 0.07 | - | $ 0.08 | n/a | - | n/a | n/a | - | n/a |
| Comparable companies analysis | n/a | - | n/a | $ 0.36 | - | $ 0.39 | n/a | - | n/a |
| Share market prices analysis | $ 0.03 | - | $ 0.05 | $ 0.22 | - | $ 0.23 | 6.86 | - | 5.05 |
| Net asset value analysis | $ 0.08 | - | $ 0.08 | $ 0.42 | - | $ 0.42 | 5.06 | - | 5.06 |
| **Resumptive range** | **$ 0.08** | - | **$ 0.09** | **$ 0.31** | - | **$ 0.34** | **4.04** | - | **3.97** |

Note:
[1] Allocated using a 40% discount of preferred share price to ordinary share price assigned. Excluding share market prices analysis.

- Based on the Analysis conducted, Renaissance Capital recommends to the Board of Directors of OAO North-West Telecom and the Board of Directors of OAO Svyaz of Komi to review and approve Conversion Ratios with regards to the merger within the following ranges:

| | |
|---|---|
| **Into one ordinary share of NWT is converted:** | **from 3.97 to 4.04 ordinary shares of Svyaz of Komi** |
| **Into one preferred share of NWT is converted:** | **from 3.97 to 4.04 preferred shares of Svyaz of Komi** |

# VIII. OVERVIEW OF THE REORGANIZED COMPANIES: OAO NORTH-WEST TELECOM

- The major shareholder of the company is Svyazinvest which owns 50.84% of the ordinary shares.
- The second largest shareholder is NCH, a portfolio investor, which holds 7.45% of the ordinary shares and 11.24% of preferred shares of the company through a number of its investment vehicles.
- 30.44% of ordinary shares and 39.22% of preferred shares are distributed among seven nominee holders.
- A number of insignificant blocks of NWT shares are owned by several domestic and foreign legal entities.
- NWT has only one relatively large individual shareholder which stake in the charter capital is 0.17%.

## North-West Telecom Shareholding Structure Analysis

| (as of 22 August 2003) | | Ordinary Shares (OS) | | Preferred Shares (PS) | | Share in |
|---|---|---|---|---|---|---|
| | | Number | Share of OS | Number | Share of PS | Charter Capital |
| By major shareholders (holding more than 0.1%) | | | | | | |
| Legal entities | | | | | | |
| Svyazinvest | Owner. Resident | 374,172,243 | 50.84% | - | 0% | 39.89% |
| NCH (via funds), combined | Owner. Non-res. | 54,806,984 | 7.45% | 22,713,625 | 11.24% | 8.26% |
| Nominee holders | Nom. Residents | 224,043,626 | 30.44% | 79,237,322 | 39.22% | 32.33% |
| Russian legal entities, combined | Owner. Residents | 7,038,653 | 0.96% | 1,108,375 | 0.55% | 0.87% |
| Foreign legal entities | Owner. Non-res. | 26,648,680 | 3.62% | - | 0% | 2.84% |
| Total legal entities holding more 0.1% | | 686,710,186 | 93.31% | 103,059,322 | 51.01% | 84.20% |
| Individuals | | | | | | |
| One individual holder | | 786,700 | 0.11% | 832,913 | 0.41% | 0.17% |
| Total individuals holding more than 0.1% | | 786,700 | 0.11% | 832,913 | 0.41% | 0.17% |
| Total major shareholders holding more than 0.1% (18 shareholders) | | 687,496,886 | 93.42% | 103,892,235 | 51.43% | 84.38% |
| Shareholders holding less than 0.1% shares | | 48,420,336 | 6.58% | 98,130,553 | 48.57% | 15.62% |
| **Number of issued shares (31,924 shareholders)** | | **735,917,222** | 100% | **202,022,788** | 100% | 100% |

Source: Company data.

**North-West region in brief**

- NWT provides a range of telecommunication services in the North-West region (not including the Leningrad region and the Republic of Komi).
- By Russian standards, the urbanization ratio of the North-West region is rather high: 85% of its population live in cities.
- St. Petersburg, Russia's second-largest city, is the key market for the company in terms of revenue generation. The St. Petersburg operation generates approximately 50% of the cumulative proceeds of the company.
- Living standards in the North-West region and the concentration of business activity are higher than the average for Russia. The economic development of this region is similar to that of Eastern Europe and Scandinavia. Therefore, there are more opportunities for development of value added services and a higher probability of the population using telecommunication services.
- Telephone density in the region is slightly above the average for Russia: 29% versus 24%, respectively, due to the high degree of urbanization. In St. Petersburg, telephone density is as high as 44%, which is a result of the high concentration of population and business activity.


Мурманск
Калининград
Санкт-Петербург
Петрозаводск
Архангельск
Псков
Новгород
Череповец
Вологда

| | |
|---|---|
| Population | 11.5 mln. (7.9% of the Russia's population) |
| Population density | 9.8 people per sq. km |
| Urbanization rate | 85% |
| Average monthly income per capita | RUB5,617* (109% of the Russia's average) |
| Telephone density | 29%** (average for Russia 24%) |
| Digitalization | 37%** (average for Russia 41%) |

* July 2003
** End of 2002
Sources: State Statistics Committee, company data.

## Telecommunication services market

- NWT leadership on the fixed-line telecommunication services market is a result of its position as the incumbent operator. The company maintains almost a monopoly position providing services, and owns an extensive telecommunication infrastructure.
- Alternative and mobile operators provide a high degree of competition in the North-West region, particularly in St. Petersburg.
- Revenues generated in the St. Petersburg market account for only 22% of NWT's total revenues. Alternative telecommunication operators and mobile communication providers, have strong positions in the St. Petersburg market, offering high quality communication and a wide spectrum of value added services that cater to the demands of business clients.
- NWT's combined revenue-based market share is about 44%.

## NWT market shares

**Entire territory of service, excluding St. Petersburg**


СЗТ
44%

**St. Petersburg**


СЗТ
22%

Source: Company data.

- In 2002 the number of NWT subscribers increased by 4% (141,000 subscribers), which is equal to the average annual increase in lines in 1999-2002. The growth of NWT's subscribers base is not driven by demand, but by a level of capital expenditures executed to expand installed capacity of network. The company still has a telephone installation waiting list.
- Currently, NWT is gradually transferring its subscribers to a per-minute billing system for local telephone services while reducing subscriber fees. However, only a small percent of NWT subscribers have been transferred to the new billing system.
- The growth of domestic long-distance traffic in 1999-2002 has increased, on average, 22%, or 18% per line. The increase was the result of a significant decrease in tariffs, and also the growth of disposable personal incomes and an improved business environment, mainly in St. Petersburg.
- The average annual growth of international long-distance traffic during 1999-2002 was 9% per line, which is lower than the growth of DLD traffic. The growth was likely the result of a lag after tariffs were decreased, and also increased competition in a given service, including IP-telephony.

### Number of Lines


3,600,000
3,400,000
3,200,000
3,000,000
2,800,000
2,600,000
1999-2002 CAGR 4%
2,983,179
3,087,011
3,203,048
3,344,728
3,382,199
1999
2000
2001
2002
1 п/г 2003

Source: Company data.

### Long-Distance Traffic


min '000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
350
300
250
200
150
100
50
-
1999-2002 DLD
CAGR 22%
195
234
271
318
1999-2002 ILD
CAGR 14%
33
32
38
44
1999
2000
2001
2002
DLD traffic
ILD traffic
Annual DLD traffic per line
Annual ILD traffic per line

Source: Company data.

**Revenue**

- Key NWT telecommunication services include:
  - Urban and rural local telephony;
  - Domestic and international long-distance telecommunication;
  - Channels available for lease;
  - Radio communication services, television signal retranslation, and satellite communication;
  - Wire radio retranslation and wireless communication services;
  - New value added services including Internet service provision and ISDN.
- Local and long-distance telecommunication services provide the major part of NWT's cash flows, together they account for approximately 91% of the company's total revenues. The most profitable services are domestic and international long-distance communication (45% of revenue). Long-distance services revenue continues to increase at a high rate (15% in 2002).
- Local, urban and rural, telecommunication services generate 46% of the company's total revenue. Local communication tariffs are regulated and, until now, represented an unprofitable segment of the business. Nevertheless, income from local communication grew approximately 40% in 2002, mainly because of tariff rebalancing, including a gradual increase of tariffs for local communication.

**2002 Revenue mix**


Local telephony, urban 44%
Local telephony, rural 2%
New services 2%
Other communication services 4%
Other revenue 3%
Long-distance communication 45%

Note: Data according to RAS statements.

Source: Company data.

## Operating expenses

- Personnel expenses are a major part of the company's total operating expenses, accounting for over one-third of its total expenses.
- In 1H03 NWT employed, on average, 30,279 people, or 111 employees per line (NWT has a total of 3.3 million lines). This number exceeds the number of employees per line of other supra-regional telecommunication companies and is comparable to that of national fixed-line operators of other emerging market countries.
- Domestic and long-distance interconnect payments to Rostelecom and payments for leasing intra-regional channels owned by Rostelecom account for 20% of the company's total operating expenses.
- Maintenance costs are the third-largest operating expense, and include expenses for the repair and maintenance of network equipment.
- Miscellaneous costs include general and administrative expenses, such as utility costs, advertising expenses, business expenses, payments to various advisers, and rent.

## 2002 Operating expenses mix


Depreciation and amortization 11%
Taxes other than on income 2%
Maintenance costs 8%
Research and development fund charge 0.5%
Payments to Rostelecom 20%
Other operating expenses 22%
Personnel expenses 37%

Note: Data according to RAS statements.

Source: Company data.

## RAS Income Statement

| (RUB '000) | 2001 | 2002 | % change |
|---|---|---|---|
| **Revenue** | | | |
| Long-distance communication | 3,842,731 | 4,425,825 | 15% |
| Local telephony, urban | 3,225,728 | 4,461,462 | 38% |
| Local telephony, rural | 165,633 | 222,521 | 34% |
| New communication services | 155,181 | 244,110 | 57% |
| Other communication services | 448,822 | 424,249 | -5% |
| Other revenues | 220,636 | 313,674 | 42% |
| Total revenue | 8,058,731 | 10,091,841 | 25% |
| **Operating expenses** | | | |
| Personnel expenses | 2,252,270 | 2,763,222 | 23% |
| Depreciation and amortization | 687,680 | 785,823 | 14% |
| Taxes other than on income | 85,628 | 115,882 | 35% |
| Maintenance costs and overhead | 518,419 | 583,281 | 13% |
| Research and development charges | 69,476 | 36,662 | -47% |
| Payments to Rostelecom | 1,161,612 | 1,494,445 | 29% |
| Other expenses | 1,256,463 | 1,664,054 | 32% |
| Total operating expenses | 6,031,548 | 7,443,369 | 23% |
| Income from main operating activity | 2,027,183 | 2,648,472 | 31% |
| Interest income | 6,750 | 11,207 | 66% |
| Interest expense | (93,716) | (214,256) | 129% |
| Revenue from affiliated parties | 3,328 | 489 | -85% |
| Other operating income | 105,429 | 544,470 | 416% |
| Other operating expenses | (402,635) | (1,625,542) | 304% |
| Non-operating income | 206,084 | 129,317 | -37% |
| Non-operating expenses | (640,869) | (838,579) | 31% |
| Income before tax | 1,211,554 | 655,578 | -46% |
| Income tax | (506,077) | (328,306) | -35% |
| Net income | 705,477 | 327,272 | -54% |

*Source: Company data.*

## RAS Balance Sheet

| (RUB '000) | 2001 | 2002 |
|---|---|---|
| Non-current assets | 11,610,334 | 12,321,034 |
| Current assets | | |
| Inventory | 282,869 | 365,152 |
| VAT paid | 205,550 | 407,099 |
| Accounts receivable | 1,757,720 | 1,492,963 |
| Short-term financial investments | 5,926 | 4,913 |
| Cash and cash equivalents | 181,796 | 346,880 |
| Other current assets | 293 | - |
| Total current assets | 2,434,154 | 2,617,007 |
| Total assets | 14,044,488 | 14,938,041 |
| Shareholders' equity | 10,722,163 | 10,873,684 |
| Long-term liabilities | 1,504,828 | 1,430,419 |
| Current liabilities | 1,817,497 | 2,633,938 |
| Total shareholders' equity and liabilities | 14,044,488 | 14,938,041 |

*Source: Company data.*

# IX. OVERVIEW OF THE REORGANIZED COMPANIES: OAO LENSVYAZ

- Lensvyaz's major shareholder is Svyazinvest, which owns 50.67% of its ordinary shares.
- The second-largest shareholder is the Property Ministry, which holds 26.67% of its ordinary shares.
- NCH, a portfolio investor, holds 0.86% of the company's ordinary shares and 12.52% of its preferred shares via a number of investment vehicles.
- 18.46% of the company's ordinary shares and 57.87% of its preferred shares are distributed among seven nominee holders.
- A number of small blocks of Lensvyaz shares are owned by several domestic and foreign legal entities.
- Lensvyaz has three large individual shareholders, which hold a total of 0.39% of its charter capital.

## Lensvyaz Shareholding Structure Analysis

| (as of 23 August 2003) | | Ordinary Shares (OS) | | Preferred Shares (PS) | | Share in |
|---|---|---|---|---|---|---|
| | | Number | Share of OS | Number | Share of PS | Charter Capital |
| By major shareholders (holding more than 0.1%) | | | | | | |
| Legal entities | | | | | | |
| Svyazinvest | Owner. Resident | 1,007,720 | 50.67% | - | 0% | 38% |
| State property ministry | Owner. Resident | 530,382 | 26.67% | - | 0% | 20% |
| NCH (via funds), combined | Owner. Non-res. | 17,191 | 0.86% | 83,010 | 12.52% | 3.78% |
| Nominee holders | Nom. Residents | 367,178 | 18.46% | 383,663 | 57.87% | 28.31% |
| Russian legal entities, combined | Owner. Residents | 2,275 | 0.11% | 4,346 | 0.66% | 0.25% |
| Foreign legal entities | Owner. Non-res. | - | 0% | 14,000 | 2.11% | 0.53% |
| Total legal entities holding more 0.1% | | 1,924,746 | 96.77% | 485,019 | 73.16% | 90.87% |
| Individuals | | | | | | |
| Three individual holders | | 4,965 | 0.25% | 5,330 | 0.80% | 0.39% |
| Total individuals holding more than 0.1% | | 4,965 | 0.25% | 5,330 | 0.80% | 0.39% |
| Total major shareholders holding more than 0.1% (17 shareholders) | | 1,929,711 | 97.02% | 490,349 | 73.96% | 91.26% |
| Shareholders holding less than 0.1% | | 59,209 | 2.98% | 172,621 | 26.04% | 8.74% |
| **Number of issued shares (2,788 shareholders)** | | **1,988,920** | 100% | **662,970** | 100% | 100% |

Source: Company data.

**Leningrad region in brief**

- Lensvyaz provides a range of telecommunication services in the Leningrad region (excluding St. Petersburg).
- The urbanization ratio of the Leningrad region is relatively low: 66% of its population live in cities (the average for Russia is 73%).
- The largest city in the region is Gatchina, with a population of 82,000.
- The development of the region's economy, in many respects, is due to its favorable location and close proximity to St. Petersburg.
- In 2002, the volume of communication services in the region grew by 11%. For the same period growth, industrial production increased by 35% (the average for Russia was 3.5%).
- In the region, Kirishsky, Vyborg, Tosnensky, Vsevolozhsky, Kiningseppsky, and Gatchinsky have the fastest increasing demand for communication services.
- Telephone density in the region is about 24%, or the same as the average for Russia, which appears to be low for Lensvyaz, considering the growing business activity in the region.


St. Petersburg

| | |
|---|---|
| Population | 1.6 mln. (1.1% of the Russia's population) |
| Population density | 19.2 people per sq. km |
| Urbanization rate | 66% |
| Average monthly income per capita | RUB3,100* (60% of the Russia's average) |
| Telephone density | 24%** (average for Russia 24%) |
| Digitalization | 32%** (average for Russia 41%) |

* July 2003
** End of 2002
Sources: State Statistics Committee, company data.

- In 2002 the number of Lensvyaz subscribers increased by 3% (12,000 subscribers). From 1999 through 2002, the average annual increase in the number of lines was 4%. Growth in the company's subscriber base was not likely a result of demand, but due to more capital expenditures to increase installed capacity. The current telephone installation waiting list numbers about 20% of the company's subscriber base.
- A gradual transfer of Lensvyaz subscribers to a system of a per-minute billing of local telephone calls in which the subscribers fee is reduced is planned for the near future.

### Number of Lines



450,000
400,000
350,000
300,000
1999-2002 CAGR 4%
350,415
367,208
385,646
397,735
401,554
1999
2000
2001
2002
1 п/г 2003


Source: Company data.

- In 1999 through 2002, growth in domestic long-distance traffic was, on average, 27%, or 22% per line. The growth was the result of significant decreases in tariffs, and also an increase in disposable personal income and an improving business environment.
- The increase in domestic long-distance traffic per line can be explained by the significant volume of traffic to St. Petersburg. Many of the regional industrial enterprises are branches of St. Petersburg-based companies.
- The average annual growth of the company's international long-distance traffic during 1999-2002 was 11%, on a per line basis it was lower than DLD traffic growth rates. The dynamics are likely the result of a lag after tariffs were decreased and actually implemented, and also greater competition in a given service, including IP-telephony.

### Long-Distance Traffic



min '000
300,000
250,000
200,000
150,000
100,000
50,000
-
800
700
600
500
400
300
200
100
-
1999-2002 DLD
CAGR 27%
1999-2002 ILD
CAGR 16%
372
484
589
675
22
26
28
31
1999
2000
2001
2002
DLD traffic
ILD traffic
Annual DLD traffic per line
Annual ILD traffic per line


Source: Company data.

## Revenue

- Key Lensvyaz telecommunication services include:
  - Urban and rural local telephony;
  - Domestic and international long-distance telecommunication;
  - Channels available for lease;
  - Radio communication services, television signal retranslation, and satellite communication;
  - Wire radio retranslation services and wireless communication;
  - New value added services including Internet service provision and ISDN.
- Local and long-distance telecommunication services account for the major part of Lensvyaz's cash flows. Together, they provide approximately 90% of the company's total revenue. The company's most profitable services are domestic and international long-distance communication (53% of revenue). Demand for long-distance services continues to increase at a high rate (17% in 2002).
- Local, urban and rural, telecommunication services generate 37% of the company's total revenue. Local communication tariffs are regulated and, until now, represented an unprofitable segment of the business. Nevertheless, income from local communication grew approximately 37% in 2002, mainly because of tariff rebalancing, including a gradual increase of tariffs for local communication.

## 2002 Revenue mix


Local telephony, urban 30%
Local telephony, rural 7%
New services 2%
Other communication services 3%
Other revenue 5%
Long-distance communication 53%

Note: Data according to RAS statements.

Source: Company data.

**Operating expenses**

- Personnel expenses are a major part of the company's total operating expenses, accounting for over 40% of its total expenses.
- In 1H03 Lensvyaz employed, on average, 4,034 people, or 100 employees per line (the company has a total of 401,000 lines). This number exceeds the number of employees per line of other supra-regional telecommunication companies and is comparable to that of national fixed-line operators of other emerging market countries.
- Domestic and long-distance interconnect payments to Rostelecom and payments for the lease of intra-regional channels owned by Rostelecom account for 17% of the company's total operating expenses.
- Maintenance costs are the third-largest operating expense, and include expenses for the repair and maintenance of network equipment.
- Miscellaneous costs include general and administrative expenses, such as utility costs, advertising expenses, business expenses, payments to various advisers, and rent.

**2002 Operating expenses mix**


Depreciation and amortization 8%
Personnel expenses 41%
Maintenance costs and overhead 13%
Payments to Rostelecom 17%
Other operating expenses 21%

Note: Data according to RAS statements.

Source: Company data.

## RAS Income Statement

| (RUB '000) | 2001 | 2002 | % change |
|---|---|---|---|
| **Revenue** | | | |
| Long-distance communication | 472,632 | 553,552 | 17% |
| Local telephony, urban | 230,386 | 316,532 | 37% |
| Local telephony, rural | 58,335 | 77,898 | 34% |
| New communication services | 949 | 19,696 | 1975% |
| Other communication services | 38,084 | 32,528 | -15% |
| Other revenues | 23,833 | 50,354 | 111% |
| **Total revenue** | 824,218 | 1,050,560 | 27% |
| **Operating expenses** | | | |
| Expenses on personnel | 299,236 | 339,628 | 13% |
| Depreciationa and amortization | 61,183 | 71,441 | 17% |
| Maintenance costs and overheads, and G&A expens | 74,247 | 114,275 | 54% |
| Payments to Rostelecom | 88,408 | 149,266 | 69% |
| Other expenses | 190,973 | 180,138 | -6% |
| Total operating expenses | 714,047 | 854,748 | 20% |
| Income from main operating activity | 110,171 | 195,812 | 78% |
| Interest income | 3,156 | 1,533 | -51% |
| Interest expense | - | - | 0% |
| Revenue from affiliated parties | - | - | 0% |
| Other operating income | 4,332 | 65,120 | 1403% |
| Other operating expenses | (31,749) | (113,704) | 258% |
| Non-operating income | 26,922 | 32,245 | 20% |
| Non-operating expenses | (62,728) | (77,243) | 23% |
| Income before tax | 50,104 | 103,763 | 107% |
| Income tax | (30,783) | (24,991) | -19% |
| Net income | 19,321 | 78,772 | 308% |

*Source: Company data.*

## RAS Balance Sheet

| (RUB '000) | 2001 | 2002 |
|---|---|---|
| Non-current assets | 862,540 | 906,491 |
| Current assets | | |
| Inventory | 48,671 | 53,692 |
| VAT paid | 10,657 | 17,255 |
| Accounts receivable | 164,334 | 123,632 |
| Short-term financial investments | 7,516 | 15,357 |
| Cash and cash equivalents | 42,312 | 60,891 |
| Total current assets | 273,490 | 270,827 |
| Total assets | 1,136,030 | 1,177,318 |
| Shareholders' equity | 898,166 | 972,765 |
| Long-term liabilities | 121,062 | 107,917 |
| Current liabilities | 116,802 | 96,636 |
| Total shareholders' equity and liabilities | 1,136,030 | 1,177,318 |

*Source: Company data.*

# X. OVERVIEW OF THE REORGANIZED COMPANIES: OAO SVYAZ OF KOMI REPUBLIC

- Svyazinvest is one of the major shareholders of Svyaz of Komi, with a stake (ordinary shares) of 25.34%.
- The company's second-largest shareholder is the Property Ministry, which holds 25.33% of its ordinary shares.
- NCH, a portfolio investor, through a number of its investment vehicles holds 24.66% of the company's ordinary shares and 19.08% of preferred shares.
- 10.37% of Svyaz of Komi's ordinary shares and 9.98% of its preferred shares are distributed among nominee holders.
- A number of insignificant blocks of Svyaz of Komi shares are owned by several domestic and foreign legal entities.
- Svyaz of Komi has 15 large individual shareholders, who, together, hold a 6.34% stake of the company's charter capital.

### Svyaz of Komi Shareholding Structure Analysis

| (as of 22 August 2003) | | Ordinary Shares (OS) | | Preferred Shares (PS) | | Share in |
|---|---|---|---|---|---|---|
| | | Number | Share of OS | Number | Share of PS | Charter Capital |
| By major shareholders (holding more than 0.1%) | | | | | | |
| Legal entities | | | | | | |
| Svyazinvest | Owner. Resident | 71,870,968 | 25.34% | - | 0.00% | 19.00% |
| State property ministry | Owner. Resident | 71,847,542 | 25.33% | - | 0.00% | 19.00% |
| NCH (via funds), combined | Owner. Non-res. | 69,957,245 | 24.66% | 2,201,022 | 2.33% | 19.08% |
| Nominee holders | Nom. Residents | 29,426,773 | 10.37% | 8,314,914 | 8.80% | 9.98% |
| Svyaz Investment Company | Owner. Resident | 4,072,727 | 1.44% | 12,774,471 | 13.51% | 4.45% |
| Foreign legal entities | Owner. Non-res. | - | 0% | 389,232 | 0.41% | 0.10% |
| Total legal entities holding more 0.1% | | 247,175,255 | 87.14% | 23,679,639 | 25.05% | 71.62% |
| Individuals | | | | | | |
| 15 individual holders | | 20,076,162 | 7.08% | 3,899,528 | 4.12% | 6.34% |
| Total individuals holding more than 0.1% | | 20,076,162 | 7.08% | 3,899,528 | 4.12% | 6.34% |
| Total major shareholders holding more than 0.1% (30 shareholders) | | 267,251,417 | 94.22% | 27,579,167 | 29.17% | 77.96% |
| Shareholders holding less than 0.1% | | 16,405,007 | 5.78% | 66,959,159 | 70.83% | 22.04% |
| **Number of issued shares (3,980 shareholders)** | | **283,656,424** | 100% | **94,538,326** | 100% | 100% |

Source: Company data.

## Republic of Komi in brief

- Svyaz of Komi provides a range of telecommunication services in the Republic of Komi.
- The urbanization ratio of the Republic of Komi is 74%, which is in line with Russia's average of 73%.
- There are no large urban cities in the region. Syktyvkar, the capital of the Republic, is the largest city in the region with a population of 226,000. The total population of the rest of the Republic is less than 100,000.
- The Republic possesses large reserves of natural resources. In addition to significant reserves of oil and gas (in the Pechora coal basin and Timano-Pechora oil and gas field), Komi has an abundance of various ores and wood.
- The major industries of the region are wood processing, coal mining, and oil and gas.
- The industry of the region provides higher than average incomes. The per capita monetary income is 26% higher than the average for Russia.
- In 2002 the Republic's industrial production grew 0.7%, whereas the average for Russia was 3.5%.
- Telephone density in the Republic is in line with Russia's average of 25%.


Syktyvkar

| | |
|---|---|
| Population | 1.1 mln. (1% of the Russia's population) |
| Population density | 2.1 people per sq. km |
| Urbanization rate | 74% |
| Average monthly income per capita | RUB6,910* (126% of the Russia's average) |
| Telephone density | 25%** (average for Russia 24%) |
| Digitalization | 51%** (average for Russia 41%) |

* October 2003.
** End of third quarter of 2003.
Sources: State Statistics Committee, company data.

- In 2002 Svyaz of Komi's number of subscribers increased by 4% (10,000 subscribers), which is the same percentage to average annual growth of the number of lines in use in 1999 and January through September 2003. The growth of the company's subscriber base is not caused by demand, but due to a level of capital expenditures to expand installed capacity. The current telephone installation waiting list is relatively small, totaling 16,000 applicants (as of the end of Q3 2003), or about 16% of the company's existing subscriber base.
- Svyaz of Komi plans to gradually transfer subscribers to a per-minute billing system for local telephone calls and reduce subscribers fee in the near future.

- Domestic and international long-distance traffic increased considerably in 2001, 48% and 36%, respectively. The increases were a result of significant decreases in tariffs, almost twice the average, and also an increase in disposable personal income and an improving business environment.
- In 2002, tariffs for DLD and ILD services increased 17% and 11%, respectively, which is a key reason that the amount of traffic per line did not changed for this period.
- Falling DLD tariffs in 2003, approximately 14% over January through September, caused an 19% per line increase in traffic. ILD tariffs have remained virtually unchanged, and the growth of ILD traffic per line for January through September 2003 was 9%.

## Number of Lines



300,000
280,000
260,000
240,000
220,000
200,000
1999-9M 2003 CAGR 4%
248,662
259,626
270,136
275,971
2000
2001
2002
9 months 2003


Source: Company data.

## Long-Distance Traffic



mln '000
120,000
100,000
80,000
60,000
40,000
20,000
0
2000-2001 DLD traffic growth 48%
2000-2001 ILD traffic growth 36%
259
383
380
14
19
19
450
400
350
300
250
200
150
100
50
2000
2001
2002
DLD traffic
Annual DLD traffic per line
ILD traffic
Annual ILD traffic per line


Source: Company data.

## Revenue

- Key Svyaz of Komi telecommunication services include:
  - Urban and rural local telephony;
  - Domestic and international long-distance telecommunication;
  - Channels available for lease;
  - Radio communication services, television signal retranslation, and satellite communication;
  - Wire radio retranslation services and wireless communication;
  - New value added services including Internet service provision and ISDN
- Local and long-distance telecommunication services account for the major part of Svyaz of Komi's cash flows. Together they provide approximately 86% of the company's total revenue. The company's most profitable services are domestic and international long-distance communication (53% of revenue). Long-distance services continue to increase at high rates (21% in 2002).
- Local, urban and rural, telecommunication services generate 33% of the company's total revenue. Local communication tariffs are regulated and, until now, represented an unprofitable segment of business. Nevertheless, income from local communication grew approximately 40% in 2002, mainly because of tariff rebalancing, including a gradual increase of tariffs for local communication.

## 2002 Revenue mix


Local telephony, urban 33%
Local telephony, rural 5%
New services 1%
Other communication services 4%
Other revenue 4%
Long-distance communication 53%

Note: Data according to RAS statements.

Source: Company data.

## Operating expenses

- Personnel expenses are a major part of the company's total operating expenses, accounting for almost 50% of its total expenses.
- In 9M03 Svyaz of Komi employed, on average, 3,830 people, or 71 employees per line (the company has a total of 273,000 lines). This number is lower than the number of employees per line of other supra-regional telecommunication companies and is comparable to that of national fixed-line operators of other emerging market countries.
- Maintenance costs are the second-largest operating expense, and include expenses for the repair and maintenance of network equipment, equipment, and energy.
- Domestic and long-distance interconnect payments to Rostelecom and payments for the lease of intra-regional channels owned by Rostelecom account for 8% of the company's total operating expenses.
- Miscellaneous costs include general and administrative expenses, such as utility costs, advertising expenses, business expenses, payments to various advisers, and rent.

## 2002 Operating expenses mix


Personnel expenses 49%
Depreciation and amortization 11%
Taxes other than on income 2%
Maintenance costs 10%
Research and development fund charge 0.3%
Payments to Rostelecom 8%
Other operating expenses 20%

Note: Data according to RAS statements.

Source: Company data.

## RAS Income Statement

| (RUB '000) | 2001 | 2002 | % change |
|---|---|---|---|
| **Revenue** | | | |
| Long-distance communication | 484,535 | 586,200 | 21% |
| Local telephony, urban | 266,539 | 367,450 | 38% |
| Local telephony, rural | 42,110 | 60,703 | 44% |
| New communication services | 3,673 | 11,362 | н.д. |
| Other communication services | 41,478 | 44,782 | 8% |
| Other revenues | 41,109 | 43,472 | 6% |
| **Total revenue** | 879,444 | 1,113,968 | 27% |
| **Operating expenses** | | | |
| Expenses on personnel | 297,025 | 382,366 | 29% |
| Depreciationa and amortization | 83,551 | 84,542 | 1% |
| Taxes other than on income | 9,230 | 13,216 | 43% |
| Maintenance costs and overhead | 55,531 | 82,637 | 49% |
| Research and development charges | - | 2,700 | н.д. |
| Payments to Rostelecom | 46,104 | 62,612 | 36% |
| Other expenses | 137,595 | 160,313 | 17% |
| Total operating expenses | 629,036 | 788,386 | 25% |
| Income from main operating activity | 250,408 | 325,582 | 30% |
| Interest income | 205 | 1,022 | 399% |
| Interest expense | (42,375) | (54,259) | 28% |
| Revenue from affiliated parties | 68 | 131 | 93% |
| Other operating income | 523,910 | 725,807 | 39% |
| Other operating expenses | (548,159) | (839,054) | 53% |
| Non-operating income | 10,870 | 42,773 | 293% |
| Non-operating expenses | (36,011) | (62,225) | 73% |
| Income before tax | 158,916 | 139,777 | -12% |
| Income tax | (84,964) | (24,248) | -71% |
| Net income | 73,952 | 115,529 | 56% |

*Source: Company data.*

## RAS Balance Sheet

| (RUB '000) | 2001 | 2002 |
|---|---|---|
| Non-current assets | 993,345 | 1,099,289 |
| Current assets | | |
| Inventory | 35,366 | 34,463 |
| VAT paid | 25,768 | 38,791 |
| Accounts receivable | 166,264 | 99,018 |
| Short-term financial investments | 47,984 | 55,012 |
| Cash and cash equivalents | 87,175 | 26,951 |
| Other current assets | - | - |
| Total current assets | 362,557 | 254,235 |
| Total assets | 1,355,902 | 1,353,524 |
| Shareholders' equity | 644,522 | 744,307 |
| Long-term liabilities | 284,164 | 292,459 |
| Current liabilities | 427,216 | 316,758 |
| Total shareholders' equity and liabilities | 1,355,902 | 1,353,524 |

*Source: Company data.*

APPROVED
by the General Meeting of the Shareholders
of OJSC Lensvyaz
Minutes No. ____ of ___ _______ 2004

______________________________
Chairperson of the Meeting

CERTIFICATE of TRANSFER

St. Petersburg ___ _____________2004

This Certificate of Transfer has been made on the basis of article 59 of the Civil Code of the Russian Federation.

| Type of assets/liabilities | Balance value, thousand roubles |
|---|---|
| **Non-current assets** | **1 160 986** |
| Including: | |
| Fixed assets | 1 092 805 |
| Construction-in-progress | 34 447 |
| Long-term financial investment | 3 131 |
| **Current assets** | **343 995** |
| Including: | |
| Stock | 55 591 |
| Accounts receivable | 184 177 |
| Monetary funds | 48 578 |
| **Long-term liabilities** | **250 024** |
| Including: | |
| Loans and credits | 28 876 |
| **Short-term liabilities** | **168 405** |
| Including: | |
| Loans and credits | 58 009 |
| Accounts payable | 110 396 |
| Liabilities recorded on off-balance accounts | 103 434 |

Appendices:

1. Accounts and reports of OJSC Lensvyaz as of 31st December 2003, including:

1.1. Balance sheet, form No. 1, according to OKUD (All-Russia Classifier of Managerial Documentation),
1.2. Profit and Loss Report, form No. 2, according to OKUD,
1.3. Capital Flow Report, form No. 3, according to OKUD,
1.4. Cash Flow Report, form No. 4, according to OKUD,
1.5. Appendix to the Balance sheet, form No. 5, according to OKUD (All-Russia Classifier of Managerial Documentation),
1.6. Explanatory Note to the Balance Sheet,
1.7. Calculation of the Value of Net Assets.
2. List of the results revealed by stock-taking as of 31st December 2003.

V.Ye. Strizhkov ______________ V.A. Murashova ______________

General Manager Chief Accountant

APPROVED
by the General Meeting of the Shareholders
of OJSC Svyaz of Komi
Minutes No. ____ of ___ ______ 2004

________________________
Chairperson of the meeting

**CERTIFICATE OF TRANSFER**

The city of Syktyvkar ________________ 2004

This Certificate of Transfer has been made on the basis of article 59 of the Civil Code of the Russian Federation.

In compliance with the decision of the extraordinary general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004 on reorganization of the company in the form of affiliation to the Open Joint-Stock Company North-West Telecom, the following property, including proprietary rights and liabilities (including contested liabilities) of OJSC Svyaz of Komi according to the balance sheet of OJSC Svyaz of Komi as of 31st December 2003, shall be transferred under this Certificate to the Open Joint-Stock Company North-West Telecom on a succession basis, including but not limited to:

| Type of assets/liabilities | | Balance value, thousand roubles |
|---|---|---|
| Non-current assets | | **1313208** |
| including: | Fixed assets | 1058386 |
| | Construction-in-progress | 212509 |
| | Long-term financial investment | 4839 |
| Current assets | | **378350** |
| including: | Stock | 69135 |
| | Accounts receivable | 195051 |
| | Monetary funds | 37089 |
| Long-term liabilities | | **450070** |
| including: | Loans and credits | 406430 |
| Short-term liabilities | | **302611** |
| including: | Loans and credits | 98456 |
| | Accounts payable | 201010 |
| Off-balance accounts | | |
| including: | Leased fixed assets | 23898 |

| | | |
|---|---|---|
| Inventories accepted for custody | | |
| | 2176 | |
| Goods accepted for commission | | 1901 |
| Insolvent debtors' indebtedness written-off to loss | | |
| | 16736 | |
| Issued collaterals of liabilities and payments | | 93902 |
| Housing fund wear | | 1034 |
| Instruments of payment for communication services | | 5110 |

The assets shall be transferred at the depreciated cost.

From the day of affiliation, the Open Joint-Stock Company North-West Telecom shall be the assignee of OJSC Svyaz of Komi in respect of all its liabilities to all its creditors and debtors, including liabilities contested by the parties to such liabilities.

Appendices:

1. Accounts and reports of OJSC Svyaz of Komi as of 31st December 2003, including:
   1.1. Balance sheet, form No. 1, according to OKUD (All-Russia Classifier of Managerial Documentation),
   1.2. Profit and Loss Report, form No. 2, according to OKUD,
   1.3. Capital Flow Report, form No. 3, according to OKUD,
   1.4. Cash Flow Report, form No. 4, according to OKUD,
   1.5. Appendix to the Balance sheet, form No. 5, according to OKUD (All-Russia Classifier of Managerial Documentation),
   1.6. Explanatory Note
   1.7. Calculation of the Value of Net Assets.
2. List of the results revealed by stock-taking as of 31st December 2003.

V.A. Kozlov,
General Manager

G.I. Tuligolovets,
Chief Accountant

**APPROVED**
by the General Meeting of the Shareholders
of OJSC North-West Telecom.
Minutes No. _________
of ___ _________ 200_

Chairperson of the General Meeting of the Shareholders

____________________

Amendments and Additions No. 1
TO THE PROVISIONS ON THE BOARD OF DIRECTORS
of the Open Joint-Stock Company
North-West Telecom.
(version 02-03)

The following amendments and additions shall be introduced to the PROVISIONS ON THE BOARD OF DIRECTORS of the Open Joint-Stock Company North-West Telecom (version 02-03):

1. Amendments shall be introduced to article 6. MEETING OF THE BOARD OF DIRECTORS.

1.1. The contents of paragraph 3, clause 6.5, shall be changed to the following:

**If the issue of approving the annual budget of the Company is included in the agenda, a notification on convocation of a meeting of the Board of Directors, with materials required for considering the said issue, shall be sent to members of the Board of Directors at least 20 days before holding the meeting in the form of joint attendance (the date when the acceptance of written opinions of the Members of the Board of Directors on the issues of the agenda is over).**

1.2. The contents of paragraph 2, clause 6.11, shall be changed to the following:

**Minutes of the meeting of the Board of Directors shall be made up within *3* days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).**

2. Amendments shall be introduced to article 7. REMUNERATIONS TO MEMBERS OF THE BOARD OF DIRECTORS AND REIMBURSEMENT FOR EXPENSES RELATED TO THEIR DISCHARGE OF THEIR DUTIES

2.1. Clause 7.3 shall be worded as follows:

**7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.**

**The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.**

**The quarterly remuneration of a member of the Board of Directors shall be reduced by:**

**30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;**

**100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.**

**The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time worked in the quarter.**

2.2. Clause 7.4 shall be worded as follows:

**7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):**

**- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;**

**- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

**The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.**

**The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.**

2.3. Clause 7.5 shall be worded as follows:

**7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.**

2.4. The No. of clause **7.6** shall be changed to No. **7.9**.

2.5. Clauses **7.6-7.8** reading as follows shall be introduced:

**7.6. The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.**

**7.7. The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors.**

**7.8. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being entitled to participate in no more than 2 committees of the Board of Directors.**
**This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.**

APPROVED
by the General Meeting of the Shareholders
of OJSC North-West Telecom.
Minutes No. _________
of ___ _________ 200_

Chairperson of the General Meeting of the Shareholders

____________________

Amendments and Additions No. 1
TO THE PROVISIONS ON THE MANAGEMENT BOARD
of the Open Joint-Stock Company
North-West Telecom.
(version 02-03)

The following amendments shall be introduced to the PROVISIONS ON THE MANAGEMENT BOARD of the Open Joint-Stock Company North-West Telecom (version 02-03):

Amendments shall be introduced to article 6. REMUNERATIONS TO MEMBERS OF THE MANAGEMENT BOARD AND REIMBURSEMENT FOR EXPENSES RELATED TO THEIR DISCHARGE OF THEIR DUTIES

1. Clause 6.2 shall be worded as follows:

**6.2. The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.**

2. The following clauses shall be deleted: **6.3 – 6.4.**

3. **The No. of clause 6.5 shall be changed to 6.3.**

**APPROVED**
by the General Meeting of the Shareholders of the Open Joint-Stock Company *North-West Telecom*
Minutes No. __________
of _____ _________ 2004

Chairperson of the General Meeting of the Shareholders

____________________

**Amendments and Additions No. 3**
**to the Articles of Association**
of the Open Joint-Stock Company *North-West Telecom*
(version 02-03)
registered by the Inter-District Inspectorate of the Ministry of the Russian Federation for Taxes and Fees No. 9 for St. Petersburg
(Certificate of Making an Entry in the Single State Register of Legal Entities No. 2037865000039 of 10.07.03)

1. The following amendments shall be introduced to article 6 of the Articles of Association "Authorized Capital of the Company. Floated and Stated Stock":

1.1. Clause 6.8 shall be worded as follows:

**«6.8. The authorized capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting."**

2. The following amendments shall be introduced to article 12 of the Articles of Association "General Meeting of the Shareholders":

2.1. Sub-clause 8) of clause 12.2 shall be worded as follows:

**"8) increasing the authorized capital of the Company by floating extra common shares through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;"**

3. The following amendments shall be introduced to article 13 of the Articles of Association "Board of Directors of the Company":

3.1. Sub-clause 11) of clause 13.4 shall be worded as follows:

**"11) approving decisions on the issue of securities, prospectuses of securities issue (offering circulars), reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;"**

3.2. Sub-clause 12) of clause 13.4 shall be worded as follows:

**"12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;"**

3.3. Sub-clause 22) of clause 13.4 shall be worded as follows:

**"22) determining the basic principles of constructing the organizational structure of the Company;"**

3.4. Sub-clause 31) of clause 13.4 shall be worded as follows:

**"31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc., and approving Provisions on them;".**

3.5. Sub-clause 32) of clause 13.4 shall be worded as follows:

**"32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and on the staff of the Corporate Secretary;"**

3.6. Sub-clause 41) reading as follows shall be added to clause 13.4:

**"41) approving the Code of Corporate Behaviour of the Company."**

3.7. Paragraphs reading as follows shall be added to clause 13.6:

**"Decisions on the issues indicated in sub-clause 21 of clause 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.**

**If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction."**

4. The following amendments shall be introduced to article 14 of the Articles of Association:

4.1. Sub-clause 17) reading as follows shall be added to clause 14.4:

**"17) Approving the organizational structure of the Company, including the basic functions."**

## Basic Areas of the Company Using the Retained Profit in 2004

thousand roubles

| No. | Indicator | 2004 |
|---|---|---|
| 1 | 2 | 3 |
| | **Net profit for 2003 according to the Russian accounting standards** | 837 478 |
| | | |
| | **Basic areas of retained profit disposition:** | |
| 1. | Covering losses of past years | |
| 2. | Reserve formation<br><br>in % of net profit | |
| 3. | Formation of a special-purpose corporization fund of the Company's employees (if such a formation is provided for by the incorporation documents)<br><br>in % of net profit | |
| 4. | payment of dividend<br><br>in % of net profit | 133 203<br><br>16% |
| 5. | Investment project funding<br><br>in % of net profit | 704 275<br><br>84% |
| 6. | to increase the authorized capital in respect of the retained profit of the year under report<br><br>in % of net profit | |

## Calculation of Dividend for Shares of OJSC North-West Telecom for the Year 2003

| No. | Indicator | For the year under report |
|---|---|---|
| 1 | Net profit, roubles | 837 478 000 |
| 2 | Number of type "A" preferred shares, pcs | 202 022 788 |
| 3 | Amount of dividend per type "A" preferred share, on the basis of 10% of Company's net profit divided by the number of shares, corresponding to 25% of the authorized capital =**(1)*10%/(10)*25%**, roubles, taking into account the rounding off. | **0,357** |
| 4 | Amount allocated for dividend on type "A" preferred shares =**(2)*(3)**, roubles, taking into account the rounding off. | **72 122 135,32** |
| | | |
| 5 | Percentage of net profit allocated for dividend payment on common shares. | 7,3% |
| 6 | Number of common shares, total, pcs. | 735 917 222 |
| 7 | Amount of dividend per common share =**(1)*(5)/(6)**, roubles, taking into account the rounding off. | **0,083** |
| 8 | Amount allocated for dividend on common shares =**(6)*(7)**, roubles, taking into account the rounding off. | **61 081 129,43** |
| | | |
| 9 | TOTAL for dividend =**(4)+(8)**, roubles | **133 203 264,75** |
| | | |
| | *For reference:* | |
| | *Face value of shares, roubles* | *1* |
| | *Total number of shares, pcs.* | *937 940 010* |

Note: The Company has no own shares on its balance sheet, that have not been floated.

## Data on the Candidate for the Position of the Company's Auditor Private Joint-Stock Company ERNST & YOUNG VNESHAUDIT

**Location**: str. 1-1A, d. 20/12, Podsosensky per., Moscow, Russia, 105062.

**Branch in St. Petersburg**: 23, ul. Malaya Morskaya, St. Petersburg, 190000, Russia.

**Certificate** of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 16th September 2002, series 77 No. 008050714, registered by the State Institution Moscow Registration Chamber on 30th August 1994, No. 033.468, under the basic state registration number 1027739199333.

**License** for auditing No. E003246 approved by the Order of the Ministry of Finance of RF of 17th January 2003, No. 9, issued for a period of five years.

**Composition of the auditors team:**

Partner: Alexandr Mikhaylovich Svistich

Auditing Department Manager:
Elina Vyacheslavovna Rytseva, Auditor's Qualification Certificate No. 039951 (general audit), issued on 22nd January 2002, for an unlimited period.

Tax Department Partner: Olga Vladimirovna Litvinova;

Tax Department Manager: Dmitry Borisovich Babiner.

The composition of the auditors team on the whole will remain unchanged in 2004.

**Private Joint-Stock Company ERNST & YOUNG VNESHAUDIT has an experience of auditing OJSC North-West Telecom for the years 2002 and 2003.**

**DATA ON CANDIDATES TO THE BOARD OF DIRECTORS OF OJSC NWT**

**for election at the annual general meeting of the shareholders on 30 June 2004**

| No. | Full name of the candidate | Year of birth | Place of employment and position occupied | Proposed by | Candidate's written consent to be elected |
|---|---|---|---|---|---|

| 1 | **Ikonnikov, Alexandr Vyacheslavovich** | 1971 | Association for Investors' Rights Protection (non-profit organization), Moscow - Chief Executive | Gensor Enterprises Limited (36406829 voting shares) | available |
|---|---|---|---|---|---|
| 2 | **Bobin, Maxim Viktorovich** | 1975 | Representative Office of NCH Advisors, Inc. in Moscow - Manager of the Legal Department (consulting) | Lindsell Enterprises Limited (50363027 voting shares) | available |
| 3 | **Yefimov, Dmitry Georgiyevich** | 1962 | Association for Investors' Rights Protection (non-profit organization), Moscow – Leader of the Group of Independent Directors | Lindsell Enterprises Limited (50363027 voting shares) | available |
| 4 | **Lebedinets, Oleg Anatolyevich** | 1977 | Director of the Analytical Department, Brunswick Capital Management | Lindsell Enterprises Limited (50363027 voting shares) Fractor Investments Limited (26648680 voting shares) | available |
| 5 | **Levkovsky, Dmitry Vladimirovich** | 1965 | Representative Office of NCH Advisors, Inc. in Moscow - Vice-President (consulting) | Lindsell Enterprises Limited (50363027 voting shares) | available |
| 6 | **Morozov, Andrey Vladimirovich** | 1978 | Representative Office of NCH Advisors, Inc. in Moscow - Lawyer (consulting) | Lindsell Enterprises Limited (50363027 voting shares) | available |
| 7 | **Muravyov, Sergey Gennadyevich** | 1966 | Director of CJSC TEK Investment and Development Agency | Lindsell Enterprises Limited (50363027 voting shares) | available |
| 8 | **Belikov, Igor Vyacheslavovich** | | NP Russian Institute of Directors - Director | Fractor Investments Limited (26648680 voting shares) | available |
| 9 | **Gusev, Yury Nikolayevich** | | NP Russian Institute of Directors – Manager of the project "Improvement of Corporate Management in Russia 2003-2006" with the support of the International Development Agency of the USA. | Fractor Investments Limited (26648680 voting shares) | available |
| 10 | **Yevseyev, Boris Viktorovich** | | Director of AIG Brunswick Capital Management | Fractor Investments Limited (26648680 voting shares) | available |
| 11 | **Kuleshov, Eduard Yuryevich** | | Investment Manager of AIG Brunswick Capital Management | Fractor Investments Limited (26648680 voting shares) | available |
| 12 | **Rodionov, Ivan Ivanovich** | 1953 | Managing Director of AIG Brunswick Capital Management | Fractor Investments Limited (26648680 voting shares) | available |
| 13 | **Akulich, Vladimir Alexandrovich** | 1956 | Representative of OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |
| 14 | **Belov, Vadim Yevgenyevich** | 1958 | Deputy General Manager of OJSC Svyazinvest, | OJSC Svyazinvest (374172243 voting shares) | available |
| 15 | **Bilibin, Yury Alexandrovich** | 1971 | Assistant General Manager of OJSC Svyazinvest, | OJSC Svyazinvest (374172243 voting shares) | available |
| 16 | **Gogol, Alexandr Alexandrovich** | 1946 | Rector of the St. Petersburg State University of Telecommunications named after M.A. Bonch-Bruyevich | OJSC Svyazinvest (374172243 voting shares) | available |
| 17 | **Sergey Ivanovich Kuznetsov** | 1953 | General Manager of OJSC North-West Telecom | OJSC Svyazinvest (374172243 voting shares) | available |
| 18 | **Mikhayov, Oleg Mikhayovich** | 1963 | Director of the Information Support Department of OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |
| 19 | **Panchenko, Stanislav Nikolayevich** | 1945 | Deputy General Manager of OJSC Svyazinvest, | OJSC Svyazinvest (374172243 voting shares) | available |
| 20 | **Petrova, Oxana Valeryevna** | 1973 | Deputy Manager of the Methodology and Information Unit of the Corporate Management Department, OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |
| 21 | **Ragozina, Irina Mikhailovna** | 1950 | Director of the Corporate Management Department, OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |
| 22 | **Umnova, Yelena Vladimirovna** | 1954 | Director of the Finance Department, OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |
| 23 | **Yashin, Valery Nikolayevich** | 1941 | General Manager, OJSC Svyazinvest | OJSC Svyazinvest (374172243 voting shares) | available |

**DATA ON CANDIDATES TO THE AUDITING COMMITTEE OF OJSC NWT**
**for election at the annual general meeting of the shareholders**
**on 30th June 2004**

| No. | Full name of the candidate | Year of birth | Position | Proposed by | Candidate's written consent to be elected |
|---|---|---|---|---|---|
| 1 | **Alyokhin, Sergey Imanovich** | 1977 | Chief Specialist of the Internal Audit Department of OJSC Svyazinvest | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 2 | **Belyayev, Konstantin Vladimirovich** | 1968 | Chief Accountant of OJSC Svyazinvest | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 3 | **Kovalenko, Gennady Ivanovich** | 1946 | Unit Manager of the Legal Support Department of OJSC Svyazinvest | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 4 | **Kopyev, Alexey Yevgenyevich** | 1966 | Chief Specialist of the Internal Audit Department of OJSC Svyazinvest | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 5 | **Lang, Andrey Yakovlevich** | 1970 | Deputy General Manager in charge of Economics and Finance of OJSC NWT | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 6 | **Prokofyeva, Irina Viktorovna** | 1968 | Director of the Internal Audit Department of OJSC Svyazinvest | OJSC Svyazinvest (**374172243 voting shares)** | **available** |
| 7 | **Fyodorova, Natalya Vladimirovna** | 1962 | Deputy Chief Accountant of OJSC NWT | OJSC Svyazinvest (**374172243 voting shares)** | **available** |

**DRAFT DECISIONS ON THE ISSUES OF THE AGENDA**
**of the annual general meeting of the shareholders**
**OF OJSC NORTH-WEST TELECOM**
**30.06.2004**

ON ISSUE No. 1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2003).

DRAFT DECISION: **To approve the annual report of the Company for 2003, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2003).**

ON ISSUE No. 2. Determining the amount of the dividend for 2003, the method and timing of dividend payment for shares of each category (type).

DRAFT DECISION: **Dividend for the year 2003 shall be paid:**

- **for type A preferred shares in the amount of 0.357 roubles per share in the monetary form from 15th august 2004 till 31st December 2004;**
- **for common shares in the amount of 0.083 roubles per share in the monetary form from 15th August 2004 till 31st December 2004;**

ON ISSUE No.3. Electing the Members of the Company's Board of Directors.

DRAFT DECISION: **The Company's Board of Directors shall be elected from the proposed list:**
**1.**
**...**
**11.**

ON ISSUE No.4. Electing the Members of the Company's Auditing Committee.

DRAFT DECISION: **The Auditing Committee of the Company with the following members shall be elected:**
**1.**
**...**
**7.**

ON ISSUE No. 5. Approving the Company's Auditor for the year 2004.

DRAFT DECISION: **The Private Joint-Stock Company ERNST & YOUNG VNESHAUDIT shall be approved as the auditor of the Company for the year 2004.**

ON ISSUE No. 6. Introducing amendments and additions into the Company's Articles of Association.

DRAFT DECISION: **Introducing amendments and additions No.3 into the Company's Articles of Association.**

ON ISSUE No. 7. Introducing amendments and additions into the Provisions on the Company's Board of Directors.

DRAFT DECISION: **Introducing amendments and additions No. 1 into the Provisions on the Company's Board of Directors.**

ON ISSUE No. 8. Introducing amendments and additions into the Provisions on the Company's Management Board.

DRAFT DECISION: **Introducing amendments and additions No. 1 into the Provisions on the Company's Management Board.**

ON ISSUE No. 9. Approving the Provisions on the Auditing Committee of the Company in a new version.

DRAFT DECISION: **Approving the Provisions on the Auditing Committee of the Company in a new version.**

ON ISSUE No. 10. Determining the amount of remuneration to members of the Board of Directors of the Company.

DRAFT DECISION: **The following standard deduction for calculating the annual remuneration to the members (all members) of the Board of Directors of the Company for the year 2004 shall be established:**

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation, Amortization of the Company on the basis of the accounting data according to IAS for the year under report;**

- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM



**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.07-04**
(absentee meeting)

the city of Saint Petersburg — March 05, 2004

***PARTICIPATED:***

Chairperson:
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Alexandr Abramovich Sysoyev - Deputy General Manager, OJSC Telecominvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

DECISION:

**1.2. It shall be recognized that shareholder of *OJSC Svyazinvest* presented the proposal as to nomination of candidates to the Auditing Committee of the Company, observing the procedure, timing and requirements for the form and contents established by Federal Law On Joint-Stock Companies, the Articles of Association and bylaws of the Company.**

**The following candidates shall be included in the list of candidatures for voting in the election to the Company's Auditing Committee at the annual general meeting of the shareholders of the Company in 2004:**

1) **Sergey Ivanovich Alekhin**
2) **Konstantin Vladimirovich Belyaev**
3) **Gennady Ivanovich Kovalenko**
4) **Alexey Evgenievich Kopyev**
5) **Andrey Yakovlevich Lang**
6) **Irina Viktorovna Prokofyeva**
7) **Natalia Vladimirovna Fedorova**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors — V.N. Yashin
Secretary of the Board of Directors — A.A. Bondarenko
THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.07-04**
(absentee meeting)

the city of Saint Petersburg March 05, 2004

***PARTICIPATED:***

Chairperson:
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

Members of the Board of Directors:
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Alexandr Abramovich Sysoyev - Deputy General Manager, OJSC Telecominvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

DECISION:

**1.1. It shall be recognized that shareholders *Lindsell Enterprises Limited, Gensor Enterprises Limited, OJSC Svyazinvest and Fractor Investments Limited* presented their proposals as to nomination of candidates to the Board of Directors of the Company, observing the procedure, timing and requirements for the form and contents established by Federal Law On Joint-Stock Companies, the Articles of Association and bylaws of the Company.**

**The following candidates shall be included in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders of the Company in 2004:**

**1) Vladimir Alexandrovich Akulich**
**2) Vadim Yevgenyevich Belov**
**3) Igor Vyacheslavovich Belikov**
**4) Yury Alexandrovich Bilibin**
**5) Maxim Viktorovich Bobin**
**6) Alexandr Alexandrovich Gogol**
**7) Yury Nikolayevich Gusev**
**8) Boris Viktorovich Yevseyev**
**9) Dmitry Georgiyevich Yefimov**
**10) Alexandr Vyacheslavovich Ikonnikov**
**11) Sergey Ivanovich Kuznetsov**
**12) Eduard Yuryevich Kuleshov**
**13) Oleg Anatolyevich Lebedinets**

15) **Oleg Mikhaylovich Mikhaylov**
16) **Andrey Vladimirovich Morozov**
17) **Sergey Gennadyevich Muravyev**
18) **Stanislav Nikolayevich Panchenko**
19) **Oxana Valeryevna Petrova**
20) **Irina Mikhailovna Ragozina**
21) **Ivan Ivanovich Rodionov**
22) **Elena Vladimirovna Umnova**
23) **Valery Nikolayevich Yashin**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.07-04**
(absentee meeting)

the city of Saint Petersburg March 05, 2004

***PARTICIPATED:***

Chairperson:

| | |
|---|---|
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |

Members of the Board of Directors:

| | |
|---|---|
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection Chairperson of Management Board of Association of Independent directors |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| Irina Mikhailovna Ragozina | - Corporate Management Department Director, OJSC Svyazinvest |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Alexandr Abramovich Sysoyev | - Deputy General Manager, OJSC Telecominvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

DECISION:

**1.3. It shall be recognized that shareholder *Fractor Investments Limited* presented the proposal as to including the issue in the agenda of the annual general meeting of the shareholders of the Company, observing the procedure, timing and requirements for the form and contents established by Federal Law On Joint-Stock Companies, the Articles of Association and bylaws of the Company.**

**The issue "On Introducing Amendments and Additions to the Articles of Association of the Company" shall be included in the agenda of the annual general meeting of the shareholders of the Company in the year 2004.**

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.12-04**
(meeting by attendance)

the city of Saint Petersburg 15 April 2004

***The following persons took part in the meeting:***
**Chairperson:**

| | |
|---|---|
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |
| **Members of the Board of Directors:** | |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| ***Participated by correspondence:*** | |
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| Irina Mikhailovna Ragozina | - Manager of the Corporate Management Department, OJSC Svyazinvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 9. There is the quorum for taking decisions.***

**DECISION:**

**1.1. An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING).**

- **The date, place and time of the MEETING shall be approved:**
  **30 June 2004**
  **at the following address: d.14, Sinopskaya nab., St. Petersburg,**
  **at 01 hour 00 minutes p.m. Moscow time.**
- **The starting time of shareholders' registration for participation in the work of the MEETING convoked: 11 hours 00 minutes a.m. Moscow time,**
  **place of registration: in the venue of the MEETING.**

**1.2. 14th May 2004 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.**

**1.3. The following mailing address, to which filled in voting ballots may be sent shall be approved: 26, ul. Bolshaya Morskaya, St. Petersburg, 191186, OJSC North-West Telecom**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.17-04**
(absentee meeting)

the city of Saint Petersburg May 27, 2004

***PARTICIPATED:***

**Chairperson:**

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

**Members of the Board of Directors:**

Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Alexandr Abramovich Sysoyev - Deputy General Manager, OJSC Telecominvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

**DECISION:**

**To recommend that the general meeting of the Company's shareholders approve the ERNST & YOUNG VNESHAUDIT CJSC as the auditor of the Company for the year 2004**

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.17-04**
(absentee meeting)

the city of Saint Petersburg May 27, 2004

***PARTICIPATED:***

**Chairperson:**

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

**Members of the Board of Directors:**

| | |
|---|---|
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| Irina Mikhailovna Ragozina | - Director, Department of corporate management, OJSC Svyazinvest |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Alexandr Abramovich Sysoyev | - Deputy General Manager, OJSC Telecominvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.***

**DECISION:**

**The form and text of ballot No. 3 for voting on the issues of the agenda of the annual general meeting of the shareholders shall be approved**

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg — May 14, 2004

***The following persons took part in the meeting:***

**Chairperson:**

Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company

**Members of the Board of Directors:**

| | |
|---|---|
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |

***Participated by correspondence:***

| | |
|---|---|
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Irina Mikhailovna Ragozina | - Manager of the Corporate Management Department, OJSC Svyazinvest |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Valery Nikolayevich Yashin | - General Manager, OAO Svyazinvest |

*Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.*

**DECISION:**

**7.1. The following agenda of the annual general meeting of the shareholders for the year 2004 (hereinafter referred as - THE MEETING) shall be approved:**

1) **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2003).**
2) **Determining the amount of the dividend for 2003, the method and timing of dividend payment for shares of each category (type)**
3) **Electing the Members of the Company's Board of Directors.**
4) **Electing the Members of the Company's Auditing Committee.**
5) **Approving the Company's Auditor for the year 2004.**
6) **Introducing amendments and additions to the Articles of Association of the Company**
7) **Introducing amendments and additions to the Provisions on the Board of Directors of the Company**
8) **Introducing amendments and additions to the Provisions on the Company's Management Board**
9) **Approving the Provisions on the Company's Auditing Committee, in new version**
10) **Determining the amount of remuneration for Members of the Board of Directors of the Company.**

**7.2. It shall be established that holders of Company's common shares have the right of vote in respect of all issues of the agenda of the MEETING.**

**7.3. 3.5. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING and the following procedure of presenting such information shall be approved:**

- **Notification of the MEETING**
- **Annual Report of the Company for 2003**
- **Annual Accounts and Reports of the Company for 2003**
- **Auditor's Report on the results of the audit of the Annual Accounts and Reports of the Company**
- **Report of the Auditing Committee of the Company based on the results of checking the financial and**

**reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2003**

- **Recommendations of the Company's Board of Directors on distribution of profit, including the size of the dividend on the shares of the Company and its payment procedure, and losses of the Company according to the results of the fiscal year**
- **Data on the candidates to the Company's Board of Directors, including data on availability/absence of written consent of the proposed candidates to election to the said body**
- **Data on the candidates to the Company's Auditing Committee, including data on availability/absence of written consent of the proposed candidates to election to the said body**
- **Data on the Candidate for the Position of the Company's Auditor**
- **Draft amendments and additions to the Articles of Association of the Company;**
- **Draft amendments and additions introduced into the Provisions on the Company's Board of Directors**
- **Draft amendments and additions introduced into the Provisions on the Company's Management Board**
- **Provisions on the Auditing Committee of the Company in a new version**
- **Draft decisions on the issues of the agenda of the MEETING**
- **Decisions of the Board of Directors on the preparation for the MEETING**

**Shareholders of the Company shall be entitled to get familiarized with the information (materials) for the MEETING starting from 10th June 2004 till 29th June 2004 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:**

- **14/24, ul. Gorokhovaya (Bolshaya Morskaya), Saint Petersburg. Department for shareholders and securities, OJSC NWT**
- **24, ul. Bolnichnaya, Kaliningrad (Electrosvyaz of Kaliningrad Oblast - the Branch of OJSC NWT)**
- **5, Oktyabrsky pr., office 12, Pskov (Electrosvyaz of Pskov Oblast - the Branch of OJSC NWT)**
- **2, ul. Lyudogoshcha, Veliky Novgorod (Novgorodtelecom - the Branch of OJSC NWT)**
- **5, ul. Dzerzhinskogo, Petrozavodsk (Electrosvyaz of the Republic of Karelia - the Branch of OJSC NWT)**
- **5, ul Samoylovoy, office 5, Murmansk (Murmanelectrosvyaz - the Branch of OJSC NWT)**
- **29, ul. Kommunistov, Cherepovets (Cherepovets united centre for communications of Electrosvyaz of Vologda oblast – the Branch of OJSC NWT)**
- **4, Sovetsky pr., Vologda (Electrosvyaz of Vologda Oblast - the Branch of OJSC NWT)**
- **45, Troitsky pr., Arkhangelsk (Artelecom of Arkhangelsk Oblast - the Branch of OJSC NWT)**

**and on 30th June 2004 in the venue of the MEETING during the MEETING.**

**Information (materials) for the MEETING shall be published on the Company's site www.nwtelecom.ru not later than 10th June 2004.**

**7.4. The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:**

- **voting ballots;**
- **notification of the MEETING.**

**The information listed in this clause shall be sent to the shareholders 10th June 2004 at the latest.**

**7.5. The text of the notification on the MEETING shall be approved and the shareholders shall be informed on the MEETING by publishing the Notification on the MEETING in the Izvestiya newspaper no later than 10th June 2004.**

**7.6. The form and text of ballots No. 1, 2, 4 and 5 for voting on the issues of the agenda of the MEETING shall be approved.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors — V.N. Yashin
Secretary of the Board of Directors — A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg May 14, 2004

***The following persons took part in the meeting:***
**Chairperson:**

| | |
|---|---|
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| **Members of the Board of Directors:** | |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| ***Participated by correspondence:*** | |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Irina Mikhailovna Ragozina | - Director, Department of corporate management, OJSC Svyazinvest |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**

**3.1. The following amendments shall be introduced to article 6 of the Articles of Association "Authorized Capital of the Company. Floated and Stated Stock":**

Clause 6.8 shall be worded as follows:

***"6.8. The authorized capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting."***

**3.2. The following amendments shall be introduced to article 12 of the Articles of Association "General Meeting of the Shareholders":**

Sub-clause 8) of clause 12.2 shall be worded as follows:

***"8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;***

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

**3.3. The following amendments shall be introduced to article 13 of the Articles of Association "Board of Directors of the Company":**

3.3.1. Sub-clause 11) of clause 13.4 shall be worded as follows:

***11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;***

3.3.2. Sub-clause 12) of clause 13.4 shall be worded as follows:

***"12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;"***

Sub-clause 22) of clause 13.4 shall be worded as follows:
***"22) determining the basic principles of constructing the organizational structure of the Company;"***

3.3.4. Sub-clause 31) of clause 13.4 shall be worded as follows:
***"31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, working teams etc. and approving the Provisions on them;"***

3.3.5. Sub-clause 32) of clause 13.4 shall be worded as follows:
***"32) appointing and dismissing the corporate Secretary of the Company, and approving the Provisions on the corporate Secretary of the Company and the staff of the corporate Secretary of the Company;"***

3.3.6. Sub-clause 41) reading as follows shall be added to clause 13.4:
***"41) approving the Code of Corporate Behaviour of the Company, introducing amendments and additions to it."***

3.3.7. Paragraphs reading as follows shall be added to clause 13.6:
***"Decisions on the issues indicated in sub-clause 21 of clause 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.***
***If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction."***

*THE DECISION HAS BEEN TAKEN BY THE MAJORITY OF VOTES*

**3.4. The following amendments shall be introduced to article 14 of the Articles of Association "Management Board of the Company":**

Sub-clause 17) reading as follows shall be added to clause 14.4:
***"17) Approving the organizational structure of the Company, including the basic functions."***

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg — May 14, 2004

***The following persons took part in the meeting:***
**Chairperson:**
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
**Members of the Board of Directors:**
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

***Participated by correspondence:***
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Irina Mikhailovna Ragozina - Manager of the Corporate Management Department, OJSC Svyazinvest
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**

**5.1. It shall be recommended to the annual general meeting of the shareholders to introduce the following amendments and additions to the Provisions on the Company's Board of Directors:**

**5.1.1. The contents of paragraph 3, clause 6.5, shall be changed to the following:**
*If the issue of approving the annual budget of the Company is included in the agenda, a notification on convocation of a meeting of the Board of Directors, with materials required for considering the said issue, shall be sent to members of the Board of Directors at least 20 days before holding the meeting in the form of joint attendance (the date when the acceptance of written opinions of the Members of the Board of Directors on the issues of the agenda is over).*

**5.1.2. The contents of paragraph 2, clause 6.11, shall be changed to the following:**
*Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).*

**5.1.3 Clause 7.3 shall be worded as follows:**
*7.3. The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.*
*The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.*
*The quarterly remuneration of a member of the Board of Directors shall be reduced by:*
*30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;*
*100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.*
*The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time worked in the quarter.*

**5.1.4 Clause 7.4 shall be worded as follows:**
*7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):*
*- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;*

*- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.*
*The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.*
*The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.*

**5.1.5 Clause 7.5 shall be worded as follows:**
*7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.*

**5.1.6 The No. of clause 7.6 shall be changed to No. 7.9.**

**5.1.7 Clauses 7.6-7.8 reading as follows shall be introduced:**

*7.6. The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.*
*7.7. The annual remuneration to a member of the Board of Directors shall be paid within 3 months after expiry of the term of office of this composition of the Board of Directors.*
*7.8. An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of a committee of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors in the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being entitled to participate in no more than 2 committees of the Board of Directors.*
*This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.*

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors — V.N. Yashin
Secretary of the Board of Directors — A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg May 14, 2004

***The following persons took part in the meeting:***

**Chairperson:**

| | |
|---|---|
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| **Members of the Board of Directors:** | |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| ***Participated by correspondence:*** | |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Irina Mikhailovna Ragozina | - Director, Department of corporate management, OJSC Svyazinvest |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**

**5.2. It shall be recommended to the annual general meeting of the shareholders to introduce the following amendments and additions to the Provisions on the Company's Management Board:**

**5.2.1. Clause 6.2 shall be worded as follows:**
***6.2. The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.***

**5.2.2. The following clauses shall be deleted: 6.3 – 6.4.**

**5.2.3. The No. of clause 6.5 shall be changed to 6.3.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**Board of Directors**
**of the Open joint-stock company**
**North-West Telecom**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg May 14, 2004

***THE FOLLOWING PERSONS TOOK PART IN THE MEETING:***

**Chairperson:**

Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company

**Members of the Board of Directors:**

Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

***Participated by correspondence:***

Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**

**4.1.1. The approach to remuneration of the members of the Board of Directors, members of the Management Board and members of the Auditing Committee of the Company shall be approved.**

**4.1.2. The Management Board shall finalize the "Calculation and Determination of the Amount of Remuneration to Members of the Management Board" taking into account the comments expressed and shall present it for approval by the Board of Directors.**

**4.2. It shall be recommended to the annual general meeting of the shareholders:**
**The following standard deduction for calculating the annual remuneration to the members (all members) of the Board of Directors of the Company for the year 2004 shall be established:**

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg May 14, 2004

***The following persons took part in the meeting:***
**Chairperson:**
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
**Members of the Board of Directors:**
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

***Participated by correspondence:***
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Irina Mikhailovna Ragozina - Director, Department of corporate management, OJSC Svyazinvest
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**

**1.1. The annual report of the Company for the year 2003 shall be preliminarily approved. It shall be recommended to the annual general meeting of the shareholders to approve the annual report of the Company for 2003, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2003).**

**1.2. It shall be recommended to the general meeting of the Company's shareholders to pay the dividend for the year 2003:**

- **for type A preferred shares in the amount of 0.357 roubles per share in the monetary form from 15th August 2004 till 31st December 2004;**
- **for common shares in the amount of 0.083 roubles per share in the monetary form from 15th August 2004 till 31st December 2004;**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg — May 14, 2004

***The following persons took part in the meeting:***
**Chairperson:**
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
**Members of the Board of Directors:**
Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Yury Alexandrovich Bilibin - Assistant General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
Alexandr Vyacheslavovich Ikonnikov - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

***Participated by correspondence:***
Oleg Anatolyevich Lebedinets - Director, analytical department, Brunswick Asset Management Company
Irina Mikhailovna Ragozina - Manager of the Corporate Management Department, OJSC Svyazinvest
Sergey Vladimirovich Soldatenkov - General Manager, OJSC Megafon
Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

## DECISION:

**2.1.The auditor's report for the year 2003 shall be taken into consideration.**
**2.2. The Auditing Committee's report for the year 2003 shall be taken into consideration.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors — V.N. Yashin
Secretary of the Board of Directors — A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

**EXTRACT**

**BOARD OF DIRECTORS**
**OF THE OPEN JOINT-STOCK COMPANY**
**NORTH-WEST TELECOM**
**MINUTES OF THE MEETING No.14-04**
(meeting by attendance)

the city of Saint Petersburg May 14, 2004

***The following persons took part in the meeting:***
**Chairperson:**

| | |
|---|---|
| Dmitry Vladimirovich Levkovsky | - Vice-President, NCH Advisors Inc. Company |
| **Members of the Board of Directors:** | |
| Vadim Yevgenyevich Belov | - Deputy General Manager, OJSC Svyazinvest |
| Yury Alexandrovich Bilibin | - Assistant General Manager, OJSC Svyazinvest |
| Alexandr Alexandrovich Gogol | - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication |
| Alexandr Vyacheslavovich Ikonnikov | - Director, Association for Investors' Rights Protection, Chairperson of Management Board of Association of Independent directors |
| Ivan Ivanovich Rodionov | - Managing director, "AIG - Brunswick Capital Management" Company |
| ***Participated by correspondence:*** | |
| Oleg Anatolyevich Lebedinets | - Director, analytical department, Brunswick Asset Management Company |
| Irina Mikhailovna Ragozina | - Director, Department of corporate management, OJSC Svyazinvest |
| Sergey Vladimirovich Soldatenkov | - General Manager, OJSC Megafon |
| Valery Nikolayevich Yashin | - General Manager, OJSC Svyazinvest |

***Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 10. There is the quorum for taking decisions.***

**DECISION:**
**The Provisions on the Company's Auditing Committee shall be approved in the new version and shall be proposed for approval by the annual general meeting of the Company's shareholders in 2004.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

Chairperson of the Board of Directors V.N. Yashin
Secretary of the Board of Directors A.A. Bondarenko

THE EXTRACT IS TRUE
Secretary of the Board of Directors  A.A. Bondarenko

**NOTIFICATION OF HOLDING THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS**
**OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM**
**26, ul. B. Morskaya, St. Petersburg, 191186**

*Dear Shareholder,*

**Hereby OJSC North-West Telecom would like to advise you of holding on 30th June 2004 at 1 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, - the annual general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).**

**Registration of the shareholders will be held on 30th June 2004 starting from 11:00 Moscow time in the venue of the Meeting.**

**Agenda of the Meeting:**

1. **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2003).**
2. **Determining the amount of the dividend for 2003, the method and timing of dividend payment for shares of each category (type).**
3. **Electing the Members of the Company's Board of Directors.**
4. **Electing the Members of the Company's Auditing Committee.**
5. **Approving the Company's Auditor for the year 2004.**
6. **Introducing amendments and additions into the Company's Articles of Association.**
7. **Introducing amendments and additions into the Provisions on the Company's Board of Directors.**
8. **Introducing amendments and additions into the Provisions on the Company's Management Board.**
9. **Approving the Provisions on the Auditing Committee of the Company in a new version.**
10. **Determining the amount of remuneration for Members of the Board of Directors of the Company.**

**The list of the parties entitled to participation in the Meeting** has been made up according to the data of the register of the Company's registered securities holders as of 14 February 2004.

**The right of vote in respect of all issues** of the agenda of the Meeting is exercised by the holders of common shares only.

Shareholders may get familiarized with the **materials for the Meeting** starting from 10th June 2004 till 29th June 2004 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- Department of Shareholders and Securities of OJSC NWT, 14/24, ul. Gorokhovaya (Bolshaya Morskaya), St. Petersburg
- 24, ul. Bolnichnaya, Kaliningrad (the branch of OJSC NWT Electrosvyaz of Kaliningrad Oblast)
- office 12, d. 5, Oktyabrsky pr., Pskov (the branch of OJSC NWT Electrosvyaz of Pskov Oblast)
- 2, ul. Lyudogoshcha, Veliky Novgorod (the branch of OJSC NWT Novgorodtelecom)
- 5, ul. Dzerzhinskogo, Petrozavodsk (the branch of OJSC NWT Electrosvyaz of the Republic of Karelia)
- office 13, d. 5, ul. Samoylovoy, Murmansk (the branch of OJSC NWT Murmanelectrosvyaz)
- 29, ul. Kommunistov, Cherepovets (the Cherepovets United Communication Centre of the branch of OJSC NWT Electrosvyaz of Vologda Oblast)
- 4, Sovetsky pr., Vologda (the branch of OJSC NWT Electrosvyaz of Vologda Oblast)
- 45, Troitsky pr., Arkhangelsk (the branch of OJSC NWT Artelecom of Arkhangelsk Oblast) -

Otherwise, the said information (materials) to the Meeting can be found on the site of the Company: www.nwtelecom.ru. On the 30th of June 2004 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) is entitled to be present at the Meeting personally and to vote on the issues of the agenda of the Meeting or to send filled out ballots by mail to: 26, ul. B. Morskaya, OJSC North-West Telecom, St. Petersburg, 191186. **The deadline for acceptance of voting ballots in case of sending them by mail is the 27th of June 2004**. Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot **must** be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders: passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or certified by a notary.

2. For a representative of a legal entity shareholder: passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the Civil Code of RF or certified by a notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of a power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the Civil Code of RF or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

**Telephone for information: (812) 312 52 89, Department of Shareholders and Securities**

**Board of Directors of OJSC PTN**

**APPROVED**
by the General Meeting of the Shareholders
of OJSC North-West Telecom.
Minutes No. _________
of ___ _________ 200_ .

Chairperson of the General Meeting of the
Shareholders

____________________

# PROVISIONS
# ON THE AUDITING COMMITTEE
# OF THE OPEN JOINT-STOCK COMPANY
# NORTH-WEST TELECOM
**(version 02-04)**

## 1. GENERAL

1.1. These Provisions have been prepared in compliance with the Federal Law On Joint-Stock Companies and the Articles of Association of the Company.

1.2. These Provisions set forth the operation procedure of the Auditing Committee, including the procedure of holding meetings of the Auditing Committee, the procedure of holding audits, the powers of the members of the Auditing Committee and the procedure of interaction with the management bodies of the Company.

1.3. The Auditing Committee shall be elected by the General Meeting according to the procedure provided for by the active law and by the Articles of Association of the Company for a period of one year and shall consist of 5 members.

1.4. The powers of the Auditing Committee or its individual members may be terminated according to the procedure provided for by the active law, by the Articles of Association of the Company and by these Provisions.

## 2. TERMS OF REFERENCE OF THE AUDITING COMMITTEE

2.1. The Auditing Committee shall exercise control over the financial and economic operation of the Company, including its branches and representative offices.

2.2. Within its terms of reference, the Auditing Committee shall exercise control over the operation of the Company in the following areas:

- auditing the financial and economic documentation of the Company, including, if necessary, source accounting data;
- auditing the legality of decisions and actions of the Company's executive bodies, including concluded contracts and made transactions;
- auditing the compliance of the terms of transactions made by the Company with the terms of transactions made under comparable circumstances;
- analysis of the compliance of keeping books and statistical records and reports with the existing standard documents;
- analysis of the financial standing of the Company, finding out reserves for improving the economic position of the Company;
- analysis of the timeliness and correctness of settlements with partners, budgets of various levels, shareholders and other creditors of the Company;
- analysis of settlements with Company's debtors, including timeliness and completeness of measures taken by the executive bodies;

- in other areas of the Company's operation in the framework of the terms of reference of the Auditing Committee.

### 3. RIGHTS OF THE MEMBERS OF THE AUDITING COMMITTEE

3.1. In its work, the Auditing Committee shall be entitled to demand and the officials of the Company's management bodies shall provide documents on financial and economic operation of the Company, including confidential documents, according to the following procedure:

3.1.1. a demand to provide documents on financial and economic operation of the Company may be presented either orally or in writing, and the officials of the Company's management bodies are entitled to request a written confirmation of the demand;

3.1.2. documents on financial and economic operation of the Company shall be produced upon request of the Auditing Committee immediately; and if it is impossible to produce the documents immediately because of objective factors, they shall be produced before or on the working day following the date the demand is presented;

3.1.3. members of the Auditing Committee shall have access to the Company's documents, including confidential documents, at any time within the working day established in the Company and, if necessary, upon written request, after the expiry of the working day, too;

3.1.4. for the purpose of documenting the results of audits (inspections) of the Company's operation, the Auditing Committee shall be entitled to demand that duly certified copies of financial and economic documents of the Company be added to the materials of the audit;

3.1.5. should unreliable documents be presented, or should there be a refusal to present documents, or should the timing provided for by clause 3.1.2 of these Provisions fail to be observed, or should other obstacles be posed in its work, the Auditing Committee shall be entitled to demand that the executive bodies of the Company take appropriate measures against the officials guilty of such a breach and that the required documents be immediately presented;

3.1.6. any cases of breaking the requirements of sub-clause 3.1.5 of these Provisions by the Company's executive bodies, including measures to be taken against the officials guilty of a breach, shall be brought to the notice of the Company's Board of Directors and shall be recorded in the report (conclusion) of the Auditing Committee;

3.1.7. access to financial and economic documents of the Company, dealing with a state secret, shall be regulated by the active law.

3.2. If any detected breaches in the Company's operation pose a threat to its interests, the Auditing Committee shall be entitled to:

3.2.1. demand convocation of meetings of the Management Board or Board of Directors, or an extraordinary general meeting of the shareholders in order to resolve the issues included in the terms of reference of the said management bodies of the Company;

3.2.2. besides, the Auditing Committee shall be entitled to demand convocation of an extraordinary general meeting of the shareholders on other grounds provided for by the Articles of Association of the Company and by these Provisions;

3.2.3. the procedure of convoking meetings of the Management Board or Board of Directors, or an extraordinary general meeting upon request of the Auditing Committee is defined by the active law, the Articles of Association of the Company and by the provisions on the respective management body of the Company. If such a procedure is not defined, a meeting shall be held within a reasonable time from the moment the request is presented.

3.3. The Auditing Committee shall be entitled to demand a personal explanation from officials of the Company in respect of issues within the terms of reference of the Auditing Committee. The Auditing Committee shall add any received explanations to the materials of the audit.

3.4. Besides, the Auditing Committee shall be entitled to demand that the officials of the Company, whose terms of reference include certain issues of financial, economic and legal operation of the Company, provide written reports on issues within their terms of reference.

explanations (reports) fail to be provided or should any false explanations (reports) be provided deliberately, the Auditing Committee shall act according to the procedure similar to the procedure provided for by clauses 3.1.5 and 3.1.6 of these Provisions.

3.6. To solve especially complex issues in its work, the Auditing Committee shall be entitled to employ independent specialists (individuals or legal entities).

3.7. If any facts of breaches in the issues of its terms of reference are detected, the Auditing Committee shall be entitled to raise to the Company's management bodies the issue of bringing to account the employee (official) of the Company, whose action or inaction has led to such a breach.

3.8. The Company's management bodies shall inform the Auditing Committee on any measures taken on the basis of its applications.

## 4. DUTIES OF THE MEMBERS OF THE AUDITING COMMITTEE. RESPONSIBILITY OF THE MEMBERS OF THE AUDITING COMMITTEE

4.1. Members of the Auditing Committee shall:

4.1.1. Not disclose any confidential information (keep the commercial secret) becoming known to members of the Auditing Committee when they exercise their powers.

4.1.2. Provide their reports on the basis of the results of auditing the Company according to the procedure provided for by the Articles of Association and these Provisions.

4.1.3. Carry out an unscheduled audit of the Company within 30 days from the moment the respective decision is taken according to the procedure approved by clause 5.3 to these Provisions.

4.1.4. Carry out an obligatory audit of the Company's financial and economic operation on the basis of the results of operation for a year and provide a respective report (conclusion/opinion) to the Board of Directors not later than two weeks before the date of preliminary approval of the Company's annual report by the Board of Directors.

4.2. Members of the Auditing Committee shall be liable for any breaches in discharging their duties in compliance with the active laws of RF.

## 5. OPERATION PROCEDURE OF THE AUDITING COMMITTEE

5.1. Elections of the Chairperson and the Secretary of the Auditing Committee, and Their Powers.

5.1.1. The work of the Auditing Committee shall be managed by its Chairperson elected by the majority of votes of the members of the Auditing Committee taking part in voting at the first meeting of the Auditing Committee. The Chairperson of the Auditing Committee may be reelected at any time upon decision of the majority of the members of the Auditing Committee.

5.1.2. The candidature of the Chairperson of the Auditing Committee may be proposed by any member of the Auditing Committee. A member of the Auditing Committee may propose his/her own candidature.

5.1.3. When the Chairperson of the Auditing Committee is elected, all members of the Auditing Committee shall take part in voting, including the person, whose candidature is put to the vote.

5.1.4. The Chairperson of the Auditing Committee shall make up a Work Plan of the Auditing Committee, allocate responsibilities among its members and shall manage their work.

Instructions of the Chairperson in respect of organizational issues (including the need and time of auditing the financial and economic operation of the Company) shall be mandatory for the members of the Auditing Committee.

The Chairperson shall not be entitled to influence any conclusions of a member of the Auditing Committee drawn based on the results of an audit.

5.1.5. Organizational support for the work of the Auditing Committee shall be provided by the Secretary of the Auditing Committee elected at the first meeting of the Auditing Committee. The Secretary of the Auditing Committee shall be elected according to the procedure similar to the procedure provided for the election of the Chairperson of the Auditing Committee.

5.1.6. Immediately after his/her election, the Secretary of the Auditing Committee shall notify the Company on the methods of transferring documents received by the Auditing Committee in compliance with clause 6.1 of these Provisions.

5.1.7. The Secretary of the Auditing Committee shall keep minutes and ensure storage of documents related to the work of the Auditing Committee in compliance with section 6 of these Provisions.

5.2. Holding Sessions of the Auditing Committee.

5.2.1. All issues of the work of the Auditing Committee, that have not been included by these Provisions in the terms of reference of the Chairperson of the Auditing Committee, shall be solved at sessions of the Auditing Committee. Sessions of the Auditing Committee shall be held as necessary, however, at least once in a quarter.

5.2.2. The first session of the Auditing Committee shall be held within 15 days from the day the Auditing Committee is elected.

5.2.3. Sessions of the Auditing Committee shall be held by the Chairperson of the Auditing Committee. In case of his/her absence, members of the Auditing Committee shall appoint, by the majority of votes of the members attending the session, a substitute for the Chairperson at the session.

5.2.4. Minutes of a session of the Auditing Committee shall be kept.

In case of absence of the Secretary of the Auditing Committee at a session, a substitute shall be appointed by the majority of votes of the members of the Auditing Committee attending the session. The minutes shall be signed by all participants of the session.

5.2.5. Sessions of the Auditing Committee shall be held before each audit of the Company and after each audit.

5.2.6. Sessions of the Auditing Committee may be held both by means of attendance of the members and through correspondence.

5.2.7. In case of holding sessions through correspondence, members of the Auditing Committee must receive documents stating the agenda and a form for voting, which will make it possible to express an exact attitude towards the issues of the agenda.

Preparation of documents for holding a session through correspondence and sending them shall be the responsibility of the Secretary of the Auditing Committee upon instructions of the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall establish the period, during which the members of the Auditing Committee must express attitude towards the issues of the agenda.

5.2.8. A session of the Auditing Committee shall be considered as competent, provided at least half the elected members of the Auditing Committee attend it.

In case of holding a session through correspondence, it shall be considered as having taken place, provided at least half the elected members of the Auditing Committee have taken part in voting.

5.2.9. Decisions of the Auditing Committee shall be taken by the majority of votes of the members of the Auditing Committee taking part in a session (participating in voting in case of a correspondence session).

Each member of the Auditing Committee shall have one vote. In case of equal numbers of votes, the Chairperson of the Auditing Committee shall have the casting vote.

5.3. Audits Carried out by the Auditing Committee.

5.3.1. The Auditing Committee shall audit the financial and economic operation of the Company based on the results of work for the year.

5.3.2. Besides the audit mentioned in clause 5.3.1 of these Provisions, the Auditing Committee shall be entitled to carry out unscheduled audits at any time in compliance with these Provisions.

5.3.3. An unscheduled audit shall be obligatory, if the following parties act as the initiator of the audit:

- General Meeting of the Company's Shareholders;
- Board of Directors of the Company;
- shareholder(s) holding at least 10% of the voting shares of the Company;
- the Company's Auditing Committee itself

5.3.4. A respective decision of a Company's management body shall be the ground for an audit to be carried out upon initiative of the General Meeting of the Shareholders or the Board of Directors.

The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the respective decision is taken by the General Meeting of the Shareholders or by the Board of Directors.

5.3.5. A respective written request received by the Auditing Committee shall serve as the ground for carrying out an audit upon initiative of a shareholder. The Chairperson of the Auditing Committee shall organize an unscheduled audit within 30 days from the moment the request is received.

5.3.6. If a member of the Auditing Committee finds it necessary to carry out an unscheduled audit of the Company's operation, he/she/it shall apply with a respective proposal to the Chairperson of the Auditing Committee. The Chairperson of the Auditing Committee shall convoke a session of the Auditing Committee, where the issue of the need and time of carrying out an unscheduled audit shall be discussed. An unscheduled audit upon initiative of the Auditing Committee itself must be carried out, if the majority of the members of the Auditing Committee vote for it.

5.3.7. Prior to the start of an audit, the Chairperson of the Auditing Committee shall notify in writing the Board of Directors and the General Manager of the Company (or his/her substitute) on issues to be audited, on the initiator of the audit, expected time of the audit and on the need of employing independent specialists in the audit and on other important conditions of the audit.

5.3.8. To support the work of the Auditing Committee, the General Manager of the Company (or his/her substitute) shall appoint a group of employees of the Company, who will be in charge of interaction with the Auditing Committee.

5.4. Procedure of Employing Independent Specialists in Certain Audits Carried out by the Auditing Committee.

5.4.1. The Board of Directors, as well as any member of the Auditing Committee shall be entitled to apply to the Chairperson of the Auditing Committee at any time with a proposal on employing independent specialists in an audit.

A decision to employ independent specialists shall be taken at a session of the Auditing Committee.

5.4.2. If independent specialists can be employed on a paid basis only, this shall be done upon preliminary agreement with the Board of Directors of the Company. In its decision, the Board of Directors shall establish the payment method and other important terms of the participation of independent specialists in an audit carried out by the Auditing Committee.

5.5. Recording the Results of Audits Carried out by the Auditing Committee.

5.5.1. On the basis of the results of an audit, a Statement shall be made up, describing in a systematized way documented facts of breaches in the financial and economic operation of the Company, detected during an audit, or stating the absence of such facts, as well as conclusions and proposals of the Auditing Committee on eliminating the detected breaches.

5.5.2. On the basis of the Statement of Audit, the Auditing Committee shall make up a report, in which it shall express its opinion, among other things, on reliability of the data presented in accounts and reports and other financial documents of the Company.

5.5.3. A report (opinion/conclusion) shall contain the following information:

- brief data on the Company audited;
- data on the members of the Auditing Committee;
- period audited;
- auditing method;
- conclusions of the Auditing Committee on reliability of the accounts and reports on the whole or in a certain part, or on unreliability thereof.

5.5.4. The report shall be signed by the Chairperson of the Auditing Committee and by its members who take part in the audit. All and any disagreements arising in making up the report shall be settled by means of voting by the majority of votes. A member of the Auditing Committee, who does not agree with the conclusions contained in the report shall be entitled to set forth his/her attitude in

5.5.5. The report shall be made up in triplicate, to be sent to the following addresses:

- Board of Directors of the Company;
- General Manager of the Company.

A copy of the report shall be kept in the files of the Auditing Committee.

5.5.6. If an audit has been initiated by a shareholder or a group of shareholders, the report shall be made up in quadruplicate, one copy to be sent to him/her/it/them. In other cases interested parties can get familiarized with conclusions of the Auditing Committee according to the procedure provided for by article 91 of the Law "On Joint-Stock Companies".

5.5.7. The report of the Auditing Committee shall be made up within 10 days from the moment the audit is over and shall be the official point of view of the Auditing Committee on the audited issues. The report shall be brought to the notice of interested parties within five days from the date it is made up.

## 6. STORAGE OF DOCUMENTS OF THE AUDITING COMMITTEE AND PROVIDING THEM TO INTERESTED PARTIES

6.1. All and any documents to the Auditing Committee (including requests for audits) shall be sent by registered mail to the Company with a notice of delivery or shall be handed over to the secretariat (office) of the Company. The executive bodies of the Company shall ensure a transfer of received documents to the Chairperson of the Auditing Committee or to the Secretary of the Auditing Committee.

6.2. Reports of the Auditing Committee shall be stored in the location of the executive body or in another place known and accessible to the shareholders and other interested parties.

6.3. Reports of the Auditing Committee shall be provided to persons entitled to access these documents in compliance with the active laws and according to the procedure provided for by the active laws and the Articles of Association of the Company.

6.4. Minutes of sessions of the Auditing Committee and other documents related to the work of the Auditing Committee (except for reports) shall be kept by the Secretary of the Auditing Committee. In case of reelection of the Secretary of the Auditing Committee, he/she shall transfer these documents to the newly elected Secretary of the Auditing Committee.

## 7. MATERIAL SUPPORT OF THE WORK OF THE AUDITING COMMITTEE. REMUNERATIONS AND COMPENSATIONS TO MEMBERS OF THE AUDITING COMMITTEE

7.1. For the work of the Auditing Committee (among other things, for holding sessions of the Auditing Committee and for the time of audits) the Company shall provide premises equipped by office facilities (telephone sets, fax machines, computers, printers and other office facilities upon grounded request of the Chairperson of the Auditing Committee). Premises provided shall be situated in such a way as not to hamper the activities of the Auditing Committee.

7.2. At the expense of the Company, the Auditing Committee shall be provided with stationery and other consumables in the amount required for activities of the Auditing Committee.

7.3. Members of the Auditing Committee shall be reimbursed for all documented expenses related to discharging the duties of members of the Auditing Committee.

7.4. In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time worked in the quarter.

## 8. EARLY TERMINATION OF POWERS

8.1. Powers of certain members or of all members of the Auditing Committee may be terminated before the scheduled time by a decision of the General Meeting of the Shareholders.

8.2. A member of the Auditing Committee shall be entitled to leave the Auditing Committee at his/her own initiative at any time, notifying the Chairperson of the Auditing Committee and the Company thereof in writing. In such a case the powers of a member of the Auditing Committee shall be terminated on the day of sending the respective notification.

8.3. In case the Chairperson leaves the Auditing Committee, the following procedure shall be observed:

- The Chairperson of the Auditing Committee shall inform the Company of his/her decision to leave the Auditing Committee;
- The Chairperson shall convoke a session of the Auditing Committee;
- a new Chairperson shall be elected at the session of the Auditing Committee.

8.4. The powers and duties of the Chairperson of the Auditing Committee shall be retained until the new Chairperson of the Auditing Committee is elected.

8.5. If the actual number of the Auditing Committee becomes less than half the official number of the Auditing Committee as established by the Articles of Association of the Company or by these Provisions, the Chairperson of the Auditing Committee shall, within 10 days from the moment of the commencement of the said event, apply to the Board of Directors with a request to convoke the General Meeting of the Shareholders for election (additional election) of members of the Auditing Committee.

## 9. FINAL

9.1. These Provisions shall be approved by the General Meeting of the Shareholders by the majority of votes of the shareholders holding the voting shares of the Company taking part in the General Meeting of the Shareholders.

9.2. Proposals on making amendments and additions to the Provisions shall be put forward according to the procedure provided for by the Articles of Association of the Company for putting forward proposals for the agenda of the general meeting of the shareholders. Proposals on making amendments and additions to the section "Remunerations and Compensations to Members of the Auditing Committee" of these Provisions may be put forward by the Company's Board of Directors only.

9.3. A decision on making amendments or additions to the Provisions shall be taken by the General Meeting by the majority of votes of the shareholders holding voting shares of the Company and taking part in the General Meeting of the Shareholders.

9.4. If, as a result of changes in the legislation of the Russian Federation or in the Articles of Association of the Company, some articles of these Provisions contradict them, such articles shall become null and void and, before amendments are made in the Provisions, members of the Auditing Committee shall be guided by the active law.

**REPORT**
**of the Auditing Committee of OJSC North-West Telecom**
**based on the results of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2003**

13th April 2004 Moscow

On the basis of the Company's Articles of Association, Provisions on the Auditing Committee of the Open Joint-Stock Company North-West Telecom, the Auditing Committee of OJSC North-West Telecom, consisting of

- I.V. Prokofyeva
- K.V. Belyayev
- S.I. Alyokhin
- L.V. Tareyeva
- A.Ya. Lang
- M.L. Pravdina and
- N.V. Fyodorova,

has carried out an audit of the annual accounts and reports for the year 2003.

The audit was carried out from 19th to 22nd April 2004 in the following areas:

- reliability of the data presented in the annual report and accounts and reports for the year 2003;
- procedure of accounting and presenting financial reports for the year 2003.

**General**

Full official name: Open Joint-Stock Company North-West Telecom.
Location of the Company: St. Petersburg, Russia.
Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186.
Date of state registration of the Company: 17th July 2002.
Basic state registration No.: 1027809169849.
Officials in charge of the financial and economic operation of the Company for the audited period:
from 01.01.03 to 03.11.03 – General Manager A.A.Sysoyev;
from 04.11.03 to 31.12.03 – General Manager S.I. Kuznetsov;
from 01.01.03 to 27.04.03 and from 09.09.03 to 31.12.03 - Chief Accountant M.M.Semchenko;
from 28.04.03 to 08.09.03 - Chief Accountant A.V.Dvoretskikh.

The supreme management body of the Company is the general meeting of the shareholders, while in the intervals between meetings this is the Board of Directors headed by the Chairperson; the executive body of OJSC North-West Telecom is the Management Board headed by the General Manager.

**This inspection (audit) has established the following:**

It has been established in the course of the audits that in its financial and economic operation the Company has been guided by the standards of the Civil Code of RF, Tax Code of RF and other legislative acts of RF.

The accounts and reports were prepared proceeding from the requirements of the Federal Law of 21.11.96 No.129-FZ "On Accounting" (in the version of subsequent amendments and additions), Provisions on Accounting and Reporting, approved by the Order of the Ministry of Finance of RF of 29.07.98 M34n (taking into account the amendments and additions), the Order of the Ministry of Finance of RF of 06.07.99 No.43n "On Approving the Provisions on Accounting "Accounts and Reports of an Organization" (PBU 4/99), Order of the Ministry of Finance of RF of 22.07.2003 No. 67n "On the Forms of Accounts and Reports of Organizations".

The audit included a selective check of the proof of numeric data and explanations presented in the accounts and reports.

The Auditing Committee of the Company has not found any serious breaches of the procedure established for accounting and preparing accounts and reports, that could essentially affect reliability of the accounts and reports.

The accounts and reports of OJSC North-West Telecom make it possible to form complete and objective information on the financial and economic processes and results of its operation, required for operational management and for use by investors, suppliers, buyers, creditors, by taxation, financial, banking authorities and by other interested organizations and parties.

**Conclusion**

In the opinion of the members of the Auditing Committee based on the results of the audit of the financial

and economic operation of OJSC North-West Telecom for the year 2003 and the annual accounts and reports of OJSC North-West Telecom for the year 2003, the accounts and reports of the Company were prepared in such a way as to ensure reliable records of assets and liabilities of the Company as of 31.12.2003 and the financial results of the Company's operation for the year 2003, proceeding from the requirements of the Federal Law of 21.11.96 No.129-FZ "On Accounting" and the statutory acts of the Ministry of Finance of RF (Orders of 29.07.98 M34n (taking into account the amendments and additions), the Order of the Ministry of Finance of RF of 06.07.99 No.43n "On Approving the Provisions on Accounting "Accounts and Reports of an Organization" (PBU 4/99), Order of the Ministry of Finance of RF of 22.07.2003 No. 67n "On the Forms of Accounts and Reports of Organizations".

| | | |
|---|---|---|
| Chairperson of the Auditing Committee | *Signature* | I.V. Prokofyeva |
| Members of the Auditing Committee: | *Signature* | K.V. Belyayev |
| | *Signature* | S.I. Alyokhin |
| | *Signature* | L.V.Tareyeva |
| | *Signature* | A.Ya. Lang |
| | *Signature* | M.L. Pravdina |
| Secretary of the Auditing Committee | *Signature* | N.V. Fyodorova |

## Voting Ballots

## (Brief Description in English)

The Company has distributed draft voting ballots to the Company's shareholders in connection with preparation for the annual General Meetings of Shareholders that took place on June 30, 2004. The voting ballots, among other things, contain information on the procedures for the extraordinary Joint General Meetings of Shareholders, the address to which the filled-in and signed voting ballots should be sent (to 26 ul. Bolshaya Morskaya, St. Petersburg, 191186), the deadline for sending voting ballots (i.e., June 27, 2004), draft resolutions on each issue of the agenda , and an indication that election of the Company's Board of Directors is held by cumulative vote.

For the text of the draft resolutions, see the draft resolutions submitted herewith as item 39.9 of the Annex B-1.

# MINUTES NO. 02-04
# OF THE ANNUAL GENERAL MEETING
# OF SHAREHOLDERS
# OF THE NORTH-WEST TELECOM
# OPEN JOINT-STOCK COMPANY

St. Petersburg
2004

MINUTES No. 02-04
of the annual general meeting
of shareholders
of the North-West Telecom Open Joint-Stock Company

| | |
|---|---|
| **Place of holding:** | 14 Sinopskaya naberezhnaya, St. Petersburg, Russia |
| **Time of holding:** | June 30, 2004 at 13:00 (starting time of registration: 11:00) |
| **Place of registration:** | in the venue of the meeting |
| **Chairperson of the Meeting:** | Sergey Ivanovich Kuznetsov - General Manager, OJSC North-West Telecom |
| **Head of the Secretariat of the Meeting:** | Nikolay Gennadievich Bredkov |
| **Presidium:** | A. A. Gogol, A. V. Ikonnikov, D. V. Levkovsky, I. M. Ragozina, I. I. Rodionov, V. N. Yashin |

**AGENDA**

1. APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2003).
2. DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2003, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)
3. ELECTING THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.
4. ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE.
5. APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2004.
6. REVISIONS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY
7. REVISIONS AND AMENDMENTS TO THE PROVISIONS ON THE BOARD OF DIRECTORS OF THE COMPANY
8. REVISIONS AND AMENDMENTS TO THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD
9. APPROVING THE NEW VERSION OF THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE
10. SETTING THE AMOUNT OF REWARD TO MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY.

**SPEAKER:** Chairman of the Meeting S. I. Kuznetsov

S. I. Kuznetsov greeted those attending the meeting and said that a Company's duty was to hold the general meeting of the shareholders annually in compliance with the Articles of Association.

Members of the Board of Directors of OJSC North-West Telecom are the members of the Presidium.

In compliance with Article 12.17 of the Company's Articles of Association **Sergey Ivanovich Kuznetsov,** General Manager of OJSC North-West Telecom is the Chairman of the Meeting.

A Secretariat consisting of six persons ensures holding the meeting. The Secretariat is headed by Nikolay Gennadievich Bredkov.

In compliance with Article 56 of the Federal Law on Corporations, the duties of the Returning Board are performed by CJSC Registrator-Svyaz, the Company's registrar.

The Regional directors of the branches of OJSC North-West Telecom, representatives of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi, members of the Management Board of OJSC North-West Telecom, members of the Auditing committee, representatives of the auditor are present at the meeting.

The list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom is made up on the basis of the data from the Company's shareholders register as of May 14, 2004.

As of the date of making up the list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom 735,917,222 common registered shares are floated by the Company, of which 0 shares are acquired (redeemed) by the Company.

Shareholders holding the common shares of the Company are entitled to vote Items 1, 2, 3, 5, 6, 7, 8, 9 and 10 of the agenda of the Annual General Meeting of shareholders of OJSC North-West Telecom.

Holders of common shares of OJSC North West Telecom, except for Members of the Board of Directors or officials of the Company's management bodies are entitled to vote Item 4 (Electing the members of the Auditing Committee of the Company).

As of 1:00 p.m. local time, 819 shareholders and their authorized representatives holding 609,066,322 votes all in all were registered.

The number of votes held by the shareholders entitled to vote Items 1, 2, 3, 5, 6, 7, 8, 9 and 10 of the agenda of the meeting is 609,066,322, or 82.76 per cent of the total number of voting shares of the Company;

The number of votes held by the shareholders entitled to vote Item 4 of the agenda of the meeting (Electing the Auditing Committee of the Company) is 608,526,234, or 82.78 per cent of the total number of voting shares of the Company, except for the voting shares held by the Members of the Board of Directors or officials of the Company's management bodies.

The quorum for taking decisions on Items 1, 2, 3, 5, 6, 7, 8, 9, 10 of the agenda of the meeting is ensured by participation of the shareholders jointly owning over 50 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company.

The quorum for taking a decision on Item 4 (Electing the Members of Auditing Committee of the Company) is ensured by participation of the shareholders jointly owning over 50 per cent of the total number of floated voting shares of the Company, except for the voting shares acquired (redeemed) by the Company and except for the voting shares held by Members of the Board of Directors or officials of the Company's management bodies.

**Thus, there is the quorum for taking decisions on all items of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.**

**<u>On the first item of the agenda</u>:**

**APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2003).**

**SPEAKER:**

1. Report of **Sergey Ivanovich Kuznetsov,** General Manager of the Company,
   (S. I. Kuznetsov's speech is enclosed in Appendix No. 1)
2. Co-report of **Venera Adykhamovna Khusnutdinova**, Deputy General Manager and Business and Finance Manager
   (V. A. Khusnutdinova's speech is enclosed in Appendix No.2)

**SPEAKERS IN THE DEBATE WERE:**
Shareholder Igor Valerievich Zinichev (the text of the speech is enclosed in Appendix No. 3);
Shareholder Tatiana Dmitrievna Kosarskaya (In her speech Ms. T. D. Kosarskaya addressed issues regarding the Company's former employees)

**QUESTIONS WERE RECEIVED FROM:**
P. A. Churkin, shareholder;
A. A. Taroev, shareholder;

**QUESTIONS WERE ANSWERED BY:**
V. N. Yashin - Chairman of the Board of Directors, OJSC North-West Telecom
Sergey Ivanovich Kuznetsov - General Manager, OJSC North-West Telecom
V. A. Khusnutdinova - Deputy General Manager and Business & Finance Manager, OJSC North-West Telecom

**MOTION FOR VOTING:**
**1. TO APPROVE THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2003).**

Ivan Vladimirovich Maximov, Chairman of the Returning Board, spoke on the voting procedure in respect of Item 1 of the Agenda.

**Voting results (ballot No. 1)**
**605,579,592** votes participated in the voting, among them ballots containing all in all **376,957** votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | **Number of votes** | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 1 of the agenda |
| **YEA** | **594 211 912** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |

| ABSTAINED | «WAT_VOI» | «WAT_PROC» |
|---|---|---|

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the first item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **first item** of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**1. THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2003) SHALL BE APPROVED.**

**On the second item of the agenda:**

DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2003, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)

**SPEAKER:** Co-report of **Venera Adykhamovna Khusnutdinova,** Deputy General Manager and Business and Finance Manager.

The speaker proposed that the shareholders approve the following areas of using the retained profit for the year 2003:

- RUR 133,203,000 shall be allocated for dividend payment, of which 61 million 81 thousand rubles shall be assigned for payments under common stock and 72 million 122 thousand rubles under preferred stock.
- RUR 704,275,000 is proposed for financing of the Company's investment projects.

**SPEAKER IN THE DEBATE:**

Shareholder Igor Valerievich Zinichev (the text of the speech is enclosed in Appendix No. 3);

**QUESTIONS WERE ANSWERED BY:**

S. I. Kuznetsov - General Manager, OJSC North-West Telecom

**MOTION FOR VOTING:**

**2. DIVIDEND FOR THE YEAR 2003 SHALL BE PAID:**

- **FOR TYPE A PREFERRED SHARES, IN THE AMOUNT OF RUR 0.357 PER SHARE IN CASH FROM 15TH AUGUST 2004 TILL 31ST DECEMBER 2004;**
- **FOR COMMON SHARES, IN THE AMOUNT OF RUR 0.083 PER SHARE IN CASH FROM 15TH AUGUST 2004 TILL 31ST DECEMBER 2004.**

**Ivan Vladimirovich Maximov**, the Chairman of the Returning Board, spoke on the voting procedure in respect of the second item of the Agenda.

**Voting results (ballot No. 1)**

605,570,102 votes participated in the voting, among them ballots containing all in all «AN_VOI» votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 2 of the agenda |
| **YEA** | **567 256 502** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |
| **ABSTAINED** | **«WAT_VOI»** | **«WAT_PROC»** |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the second item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **second** item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**2. DIVIDEND FOR THE YEAR 2003 SHALL BE PAID:**

- **FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.357 ROUBLES PER SHARE IN CASH FROM 15TH AUGUST 2004 TILL 31ST DECEMBER 2004;**
- **FOR COMMON SHARES IN THE AMOUNT OF 0.083 ROUBLES PER SHARE IN CASH FROM 15TH AUGUST 2004 TILL 31ST DECEMBER 2004.**

**On the third item of the agenda:**

**ELECTING THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.**

**SPEAKER: Antonina Alexeyevna Bondarenko**, Secretary of the Board of Directors.

The speaker said that, under the RF Law on Corporations and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Board of Director of the Company.

The motions in respect of proposing nominees to the Company's Board of Directors were presented within the established time from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing nominees for the Board of Directors and took a decision to include the proposed nominees in the list of nominees for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders.

The following list of nominees to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

| Nominees (Full name) | Position |
|---|---|
| **1. Vladimir Alexandrovich Akulich** | Representative of Svyazinvest OJSC |
| **2. Igor Vyacheslavovich Belikov** | Director, NP Russian Institute of Directors |
| **3. Vadim Evgenyevich Belov** | Deputy General Manager, OJSC Svyazinvest |

| | |
|---|---|
| **4. Yury Alexandrovich Bilibin** | Assistant General Manager, OJSC Svyazinvest |
| **5. Maxim Viktorovich Bobin** | Moscow Office of NCH Advisors, Inc. Company - Head of Legal Department (consulting) |
| **6. Alexander Alexandrovich Gogol** | Rector, Prof., M.A. Bonch-Bruyevich State University of Telecommunications in St. Petersburg |
| **7. Yury Nikolayevich Gusev** | NP Russian Institute of Directors – Leader of the project "Improving the corporate management in Russia" in 2003 – 2006 under support of the U.S. Agency for International Development |
| **8. Boris Viktorovich Yevseyev** | Director, AIG-Brunswick Capital Management Company |
| **9. Dmitry Georgiyevich Yefimov** | Association for Investors Rights Protection (non-profit organization), Moscow – Leader of the team of independent directors |
| **10. Alexander Vyacheslavovich Ikonnikov** | Association for Investors Rights Protection (non-profit organization), Moscow – Executive Director |
| **11. Sergey Ivanovich Kuznetsov** | General Manager, OJSC North-West Telecom |
| **12. Eduard Yuryevich Kuleshov** | Investment manager, AIG-Brunswick Capital Management Company |
| **13. Oleg Anatolyevich Lebedinets** | Analytical Dept. Manager, Brunswick Capital Management Company |
| **14. Dmitry Vladimirovich Levkovsky** | Moscow office of NCH Advisors, Inc. Company - Vice-President (consulting) |
| **15. Oleg Mikhailovich Mikhailov** | Information Support Dept. Manager, OJSC Svyazinvest |
| **16. Andrey Vladimirovich Morozov** | Moscow office of NCH Advisors, Inc. Company - Lawyer (consulting) |
| **17. Sergey Gennadievich Muravyev** | Director of CJSC Agency for TEK Investment and Development |
| **18. Stanislav Nikolayevich Panchenko** | Deputy General Manager, OJSC Svyazinvest |
| **19. Oxana Valerievna Petrova** | Deputy Head, Methodology and Information Division, Corporate Management Dept., OJSC Svyazinvest |
| **20. Irina Mikhailovna Ragozina** | Corporate Management Dept. Manager, OJSC Svyazinvest |
| **21. Ivan Ivanovich Rodionov** | Managing Director, AIG-Brunswick Capital Management Company |
| **22. Elena Vladimirovna Umnova** | Finance Department Manager, OJSC Svyazinvest |
| **23. Valery Nikolayevich Yashin** | General Manager, OJSC Svyazinvest |

**MOTION FOR VOTING**:

3. THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING LIST:

**Vladimir Alexandrovich Akulich**
**Igor Vyacheslavovich Belikov**
**Vadim Evgenyevich Belov**
**Yury Alexandrovich Bilibin**
**Maxim Viktorovich Bobin**
**Alexander Alexandrovich Gogol**
**Yury Nikolayevich Gusev**

**Boris Viktorovich Yevseyev**
**Dmitry Georgiyevich Yefimov**
**Alexander Vyacheslavovich Ikonnikov**
**Sergey Ivanovich Kuznetsov**
**Eduard Yuryevich Kuleshov**
**Oleg Anatolyevich Lebedinets**
**Dmitry Vladimirovich Levkovsky**
**Oleg Mikhaylovich Mikhaylov**
**Andrey Vladimirovich Morozov**
**Sergey Gennadievich Muravyev**
**Stanislav Nikolayevich Panchenko**
**Oxana Valeryevna Petrova**
**Irina Mikhailovna Ragozina**
**Ivan Ivanovich Rodionov**
**Elena Vladimirovna Umnova**
**Valery Nikolayevich Yashin**

**Ivan Vladimirovich Maximov,** chairman of the Returning Board, spoke on the voting procedure in respect of the third item of the Agenda.

**Voting results (ballot No. 2)**
**6,771,596,018** votes participated in the voting, among them ballots containing all in all **31,511,172** votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 3 of the agenda |
| **YEA** | **6 738 830 747** | **99.48%** |
| **NAY** | **317 790** | Less than 0.00 % |
| **ABSTAINED** | **936 309** | **0.01%** |

| No | Full name of the nominee | **Number of votes** |
|---|---|---|
| **1** | Sergey Ivanovich Kuznetsov | 731 694 750 |
| **2** | Dmitry Georgiyevich Yefimov | 663 448 178 |
| **3** | Valery Nikolayevich Yashin | 659 837 460 |
| **4** | Dmitry Vladimirovich Levkovsky | 601 088 214 |
| **5** | Alexander Alexandrovich Gogol | 588 910 301 |
| **6** | Vladimir Alexandrovich Akulich | 588 134 233 |
| **7** | Irina Mikhailovna Ragozina | 584 574 213 |
| **8** | Vadim Evgenyevich Belov | 581 078 514 |
| **9** | Stanislav Nikolayevich Panchenko | 581 014 411 |
| **10** | Ivan Ivanovich Rodionov | 573 756 995 |
| **11** | Alexander Vyacheslavovich Ikonnikov | 572 515 134 |
| **12** | Boris Viktorovich Yevseyev | 5 266 007 |
| **13** | Elena Vladimirovna Umnova | 947 190 |
| **14** | Oxana Valeryevna Petrova | 883 069 |
| **15** | Yury Alexandrovich Bilibin | 860 803 |

| | | |
|---|---|---|
| 16 | Oleg Mikhaylovich Mikhaylov | 489 540 |
| 17 | Yury Nikolayevich Gusev | 426 388 |
| 18 | Maxim Viktorovich Bobin | 267 358 |
| 19 | Eduard Yuryevich Kuleshov | 261 837 |
| 20 | Andrey Vladimirovich Morozov | 259 296 |
| 21 | Oleg Anatolyevich Lebedinets | 241 706 |
| 22 | Sergey Gennadievich Muravyev | 240 928 |
| 23 | Igor Vyacheslavovich Belikov | 231 862 |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the third item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.
As per Article 66 (4) of the Federal Law on Corporations, the nominees having gained the highest number of ballots shall be deemed elected to the Board of Directors.

Based on the results of voting on the **third** item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

3. **THE BOARD OF DIRECTORS SHALL BE ELECTED WITH THE FOLLOWING MEMBERS:**
Vladimir Alexandrovich Akulich
Vadim Evgenyevich Belov
Alexander Alexandrovich Gogol
Dmitry Georgiyevich Yefimov
Alexander Vyacheslavovich Ikonnikov
Sergey Ivanovich Kuznetsov
Dmitry Vladimirovich Levkovsky
Stanislav Nikolayevich Panchenko
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Valery Nikolayevich Yashin

**On the fourth item of the agenda:**
**ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE**

**SPEAKER: Antonina Alexeyevna Bondarenko**, Secretary of the Board of Directors.
The speaker said that, under the RF Law on Corporations and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Auditing Committee.
The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing nominees to the Auditing Committee of the Company as received from the shareholders jointly owning over two per cent of voting shares, and decided to include the following nominees in the list of nominations for the election to the Auditing Committee (the list has been made up in the alphabetical order):

| | |
|---|---|
| | |

| Full name of the nominee | Position of the nominee |
|---|---|
| Sergey Ivanovich Alekhin | Leading Specialist, Internal Audit Department, OJSC Svyazinvest |
| Konstantin Vladimirovich Belyaev | Chief Accountant, OJSC Svyazinvest |
| Gennady Ivanovich Kovalenko | Division Head, Legal Support Department, OJSC Svyazinvest |
| Alexey Evgenievich Kopyev | Leading Specialist, Internal Audit Department, OJSC Svyazinvest |
| Andrey Yakovlevich Lang | Deputy General Manager and Finance and Business Manager, OJSC NWT |
| Irina Viktorovna Prokofyeva | Manager, Internal Audit Department, OJSC Svyazinvest |
| Natalia Vladimirovna Fedorova | Deputy Chief Accountant, OJSC NWT |

**MOTION FOR VOTING:**

4. THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED FROM THE PROPOSED LIST

**Ivan Vladimirovich Maximov**, the Chairman of the Returning Board, spoke on the voting procedure in respect of the fourth item of the Agenda.

**Voting results (ballot No.3)**

**605,186,602** votes participated in the voting

| Full name of the nominee | Number of votes | | |
|---|---|---|---|
| | "Yea" | "Nay" | "Abstained" |
| Natalia Vladimirovna Fedorova | 589 660 442 | 57 879 | 13 058 173 |
| Andrey Yakovlevich Lang | 589 609 564 | 63 654 | 13 048 724 |
| Irina Viktorovna Prokofyeva | 589 585 408 | 73 947 | 13 053 309 |
| Konstantin Vladimirovich Belyaev | 589 562 414 | 62 635 | 13 083 265 |
| Alexey Evgenievich Kopyev | 589 561 616 | 61 829 | 13 076 826 |
| Sergey Ivanovich Alekhin | 588 824 579 | 57 986 | 13 828 796 |
| Gennady Ivanovich Kovalenko | 588 800 922 | 58 845 | 13 839 268 |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the fourth item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under Article 85 (2) of the Federal Law on Corporations, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Company's Auditing Committee.

Based on the results of voting on the **fourth** item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**4. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:**

Sergey Ivanovich Alekhin
Konstantin Vladimirovich Belyaev
Gennady Ivanovich Kovalenko
Alexey Evgenievich Kopyev
Andrey Yakovlevich Lang
Irina Viktorovna Prokofyeva
Natalia Vladimirovna Fedorova

**On the fifth item of the agenda:**

**APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2004**

**SPEAKER: Venera Adykhamovna Khusnutdinova,** Deputy General Manager and Business and Finance Manager.

V. A. Khusnutdinova brought to notice of those present at the meeting that the Board of Directors of OJSC North-West Telecom proposes that the company ERNST & YOUNG VNESHAUDIT be approved as the auditor of OJSC North-West Telecom for the year 2004.

**A QUESTION WAS RECEIVED FROM:**

I. A. Firsov, shareholder;

**THE QUESTION WAS ANSWERED BY:**

M. M. Semchenko - Chief Accountant of OJSC North-West Telecom

**MOTION FOR VOTING:**

**5. THE CLOSED JOINT STOCK COMPANY ERNST & YOUNG VNESHAUDIT SHALL BE APPROVED AS THE AUDITOR OF THE COMPANY FOR THE YEAR 2004.**

**Ivan Vladimirovich Maximov**, Chairman of the Returning Board, spoke on the voting procedure in respect of the fifth item of the Agenda.

**Voting results (ballot No. 3)**

«VOI_VOTING» votes participated in the voting, among them ballots containing all in all «AN_VOI» votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 5 of the agenda |
| **YEA** | «YES_VOI» | «YES_PROC» |
| **NAY** | «NO_VOI» | «NO_PROC» |
| **ABSTAINED** | «WAT_VOI» | «WAT_PROC» |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the fifth item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **fifth** item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

5. The ERNST & YOUNG VNESHAUDIT Closed Joint-Stock Company shall be approved as the auditor of the Company for the year 2004.

**On the sixth item of the agenda:**

**INTRODUCING REVISIONS AND AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION**

**SPEAKER: Nikolay Gennadievich Bredkov** - Deputy General Manager, Manager in charge of corporate management, a member of Committee for corporate management

The speaker told the shareholders that in the past year the Company continued the work on adjustment of the wording of the Company's Articles of Association in accordance with the Federal Law On Corporations, Corporate Behavior Code recommended by the Federal Securities Board, other laws and subordinate legislation as well as according to the redistribution of the duties of the Company's management bodies. Revisions and Amendments No. 3 to the Articles of Association of the Company (version 02-03), which were considered and approved by the Committee for Corporate Management of the Board of the Directors of OJSC NWT, became the result of this work.

The speaker familiarized the shareholders in detail with the basic amendments introduced to the Articles of Association and said that the Board of Directors had considered the proposed version of Revisions and Amendments No.3 and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

**6. REVISIONS AND AMENDMENTS NO.3 TO THE COMPANY'S ARTICLES OF ASSOCIATION SHALL BE INTRODUCED**

**Ivan Vladimirovich Maximov**, Chairman of the Returning Board, spoke on the voting procedure in respect of the sixth item of the Agenda.

**Voting results (ballot No. 4)**

«**VOI_VOTING**» votes participated in the voting, among them ballots containing all in all «**AN_VOI**» votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 6 of the agenda |
| **YEA** | **«YES_VOI»** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |

| ABSTAINED | «WAT_VOI» | «WAT_PROC» |
|---|---|---|

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the sixth item of the agenda is taken by the majority of votes of three quarters of the votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the sixth item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**6. REVISIONS AND AMENDMENTS NO.3 TO THE COMPANY'S ARTICLES OF ASSOCIATION SHALL BE INTRODUCED**

**On the seventh item of the agenda:**

**INTRODUCING REVISIONS AND AMENDMENTS TO THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS**

**SPEAKER: Nikolay Gennadievich Bredkov** - Deputy General Manager, Manager in charge of corporate management, a member of Committee for corporate management

The speaker told the shareholders that in the past year the Company continued the work on editing the Provisions on the Company's Board of Directors in order to bring the Provisions on the Company's Board of Directors in line with the Federal Law On Corporations as well as to develop new, more reasonable principles of remuneration to the members of the Board of Directors.

Revisions and Amendments No. 1 to the Provisions on the Board of Directors of OJSC NWT (version 02-03) considered and approved by the Committee for Corporate Management of the Board of the Directors of OJSC NWT became the result of this work.

The Board of Directors has considered the proposed Revisions and Amendments No. 1 to the provisions on the Company's Board of Directors and presented them for considering by the annual general meeting of the shareholders.

MOTION FOR VOTING:

**7. REVISIONS AND AMENDMENTS No. 1 TO THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE INTRODUCED**

**Ivan Vladimirovich Maximov**, the Chairman of the Returning Board, spoke on the voting procedure in respect of the seventh item of the Agenda.

**Voting results (ballot No.4)**

«VOI_VOTING» votes participated in the voting, among them ballots containing all in all «AN_VOI» votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 7 of the agenda |
| **YEA** | «YES_VOI» | «YES_PROC» |
| **NAY** | «NO_VOI» | «NO_PROC» |
| **ABSTAINED** | «WAT_VOI» | «WAT_PROC» |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the fourth item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **seventh item** of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**
**7. REVISIONS AND AMENDMENTS NO. 1 TO THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE INTRODUCED.**

**On the eighth item of the agenda:**
**INTRODUCING REVISIONS AND AMENDMENTS TO THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD**
**SPEAKER: Nikolay Gennadievich Bredkov -** Deputy General Manager, Manager in charge of corporate management, a member of Committee for corporate management

The speaker told the shareholders that in the past year the Company continued the work on editing the Provisions on the Company's Management Board in order to develop new, more reasonable principles of remuneration to the members of the Management Board.

Revisions and Amendments No. 1 to the Provisions on the Management Board of OJSC NWT (version 02-03) considered and approved by the Committee for Corporate Management of the Board of the Directors of OJSC NWT became the result of this work.

The Board of Directors has considered the proposed Revisions and Amendments No. 1 to the provisions on the Company's Management Board and presented them for considering by the annual general meeting of the shareholders.

MOTION FOR VOTING:
**8. REVISIONS AND AMENDMENTS No. 1 TO THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD SHALL BE INTRODUCED**

**Ivan Vladimirovich Maximov**, Chairman of the Returning Board, spoke on the voting procedure in respect of the eighth item of the Agenda.

**Voting results (ballot No.4)**
**«VOI_VOTING»** votes participated in the voting, among them ballots containing all in all **«AN_VOI»** votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 8 of the agenda |
| **YEA** | **«YES_VOI»** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |
| **ABSTAINED** | **«WAT_VOI»** | **«WAT_PROC»** |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the eighth item of the agenda is taken by the majority of votes of the shareholders holding

voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the eighth item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**8. REVISIONS AND AMENDMENTS No. 1 TO THE PROVISIONS ON THE COMPANY'S MANAGEMENT BOARD SHALL BE INTRODUCED**

**On the ninth item of the agenda:**

**APPROVING THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE IN THE NEW VERSION**

**SPEAKER: Nikolay Gennadievich Bredkov** - Deputy General Manager, Manager in charge of corporate management, a member of Committee for corporate management

In the past year the work has been done by the Company aimed at editing the Provisions on the Company's Board of Directors in order to develop new, more reasonable principles of remuneration to the members of the Auditing Committee. The Provisions on Auditing Committee in new wording considered and approved by the Committee for Corporate Management of the Board of the Directors of OJSC NWT became the result of this work.

The Board of Directors considered the proposed version of the "Provisions on the Auditing Committee of OJSC North-West Telecom" and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

**9. THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE IN THE NEW VERSION SHALL BE APPROVED**

**Ivan Vladimirovich Maximov,** Chairman of the Returning Board, spoke on the voting procedure in respect of the ninth item of the Agenda.

**Voting results (ballot No. 5)**

**«VOI_VOTING»** votes participated in the voting, among them ballots containing all in all **«AN_VOI»** votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 9 of the agenda |
| **YEA** | **«YES_VOI»** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |
| **ABSTAINED** | **«WAT_VOI»** | **«WAT_PROC»** |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of the ninth item of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the ninth item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

**9. THE PROVISIONS ON THE COMPANY'S AUDITING COMMITTEE IN THE NEW VERSION SHALL BE APPROVED**

**On the tenth item of the agenda:**

**DETERMINING THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS**

**SPEAKER: Evgeny Borisovich Stepanov – Personnel Management Director**

The speaker told the shareholders that in the year 2004 the Committee for Reporting and Rewards considered proposals on remuneration to Members of the Board of Directors, and concrete proposals and recommendations were prepared taking into account the requests of the shareholders. The Board of Directors considered and approved proposals on rewards to Members of the Board of Directors and presented them for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

10. THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2004 SHALL BE ESTABLISHED:

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

**Ivan Vladimirovich Maximov,** Chairman of the Returning Board, spoke on the voting procedure in respect of the tenth item of the Agenda.

**Voting results (ballot No. 5)**

**«VOI_VOTING»** votes participated in the voting, among them ballots containing all in all **«AN_VOI»** votes having been considered as invalid.

| Shareholder's opinion | Voting results | |
|---|---|---|
| | Number of votes | Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to vote Item 1 of the agenda |
| **YEA** | **«YES_VOI»** | **«YES_PROC»** |
| **NAY** | **«NO_VOI»** | **«NO_PROC»** |
| **ABSTAINED** | **«WAT_VOI»** | **«WAT_PROC»** |

In compliance with Article 49 (2) of the Federal Law on Corporations, the decision in respect of Item 10 of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **10th** item of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

**DECIDED:**

10. THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2004 SHALL BE ESTABLISHED:

- **0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IAS for the year under report;**
- **0.68 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year under report.**

Chairman of the Meeting S. I. Kuznetsov announced a 45 minutes break for voting on the Meeting Agenda items, and for summing up of the results of voting on the Meeting Agenda items.

**Ivan Vladimirovich Maximov**, Chairman of the Returning Board, announced the voting results and the decisions taken.

Chairman of the meeting S. I. Kuznetsov said that the shareholders were informed on the results of voting on agenda items of the annual general meeting of shareholders and that the Resolutions passed by the meeting were announced. The information on the results of the meeting will be published in the *Izvestiya* newspaper. S. I. Kuznetsov announced that the annual general meeting of shareholders of OJSC North-West Telecom was closed.

The meeting was closed at 4:00 p.m.

**Chairman of the Meeting** **S. I. Kuznetsov**

**Head of the Secretariat** **N. G. Bredkov**

**05 July 2004**

# LIST OF APPENDICES TO MINUTES NO. 02-04 OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

of the North-West Telecom Open Joint-Stock Company

**30 June 2004**

**Appendix 1**

## Report
## of Sergey Ivanovich Kuznetsov, General Manager of OJSC North-West Telecom, on the first item of the agenda

Dear Shareholders,
Ladies and Gentlemen,

Let me present to you a report on the operation of the open joint-stock company North-West Telecom in the year 2003. First of all, I would like to briefly describe the status of the telecommunication industry in the North-Western District and in Russia in general.

### Communication Industry in 2003

In the recent years, the telecommunication industry has been one of the most rapidly growing industries of Russian economy. According to estimates, the capacity of the Russian telecommunication market will be increasing in the next three years by about 20% annually. The industry's earnings grew by 42% in 2003 to reach about RUR 390 Bio. About 40% of the industry's gross earnings were scored by telecommunication operators. In 2003, the amount of investments in Russian communication companies increased by 52% compared to the previous year, and reached RUR 79 Bio.

The infrastructure of the telecommunication industry's networks was rapidly developing. Nearly 62,000 cable and radio relay lines, 4 million numbers, and over 53,000 long-distance channels were commissioned in 2003. The digitization level of wire communication networks increased by 5% during the year to reach 47%.

The corporate restructuring of OJSC Svyazinvest and the interregional companies reform continued in every aspect of their business. The reorganization process in the fixed communication industry has been the only example so far of efficient restructuring of Russian monopolies.

#### North-Western Federal District

As regards telecommunications, the North-West Federal District is one of the most developed segments of the Russian Federation market. The district brings over 10% of the earnings of Russia's communication industry. The District shows Russia's highest urbanization rate, with nearly 82% of city residents. In 2003, the investments in the region were abt. $ 2 billion. Typical for NWFD is a high competition level. It is representative that the highest-growing is the number of licenses registered for the highest-paid services, such as national and international communication, telematic services, and data transmission.

### OJSC NWT Market Share

Currently, North-West Telecom covers abt. 55% of the total market of communication services in value terms. For local communication services, the Company's market share is 64%, for telecommunications it is 55%, and for data transmission and Internet access services, 13%. In this environment of severe competition, our company must develop dynamically, retaining their share in the high-paid segments of the telecommunication market.

### Development Trends

What are, then, the key development trends of the Russian communication industry that make it investment-attractive? These trends in the fixed communications sector are:

- Stable growth of the communication market and operators' earnings
- Consolidation and merger of telecommunication operators to concentrate financial, technological, and intellectual resources
- Updating and development of operators' network infrastructure
- Production costs optimization/cutdown

- Reduction of local and long-distance communication cross-subsidizing (tariff rebalancing).

## The Team and the Development Strategy

Our Company is no exception, and it was developing in the report year 2003 in line with the above market and industry trends. For better handling of challenges dictated by these trends, young, dynamic, and highly professional managers were invited to the key positions in the Company. The Company's renewed management also updated the tasks to be handled in the first place. The Company's development strategy has been significantly updated. The changes involved all the essential aspects of the business related to organization, production, and finance. In particular, a most important activity is agreeing with regulatory authorities the necessity to switch to limit charge rates, so that we could maintain social benefits to low-income users while flexibly responding to market demands. We are developing a system of tariff plans, out of which our customers might choose the most suitable for them, subject to the scope of services they use.

Another important challenge is network infrastructure updating. We intend stage-by-stage replacement of obsolete equipment with digital facilities. Our development strategy includes optimization of the Company's network architecture and completion of our efforts to set up a multiservice network. As the user demand grows, we will be increasing implementation of additional hi-tech services, including those based on multiservice and intelligent communication networks. The necessity to promote these kinds of services on the market, despite the sizeable costs of their implementation, is paid off by the fact that their charge rates are not regulated by the Government and are exclusively determined by the market demand.

As a result of consolidation of regional operators into one company, we got an opportunity to centralize and optimize managerial solutions. In particular, it is planned to concentrate investment resources in the priority sectors of the Company development. Active work is underway to optimize production costs, which is extremely important to improve the Company's profitability. And finally, we are taking steps to improve the quality of the Company's reputation management. The way our subscribers, shareholders, and large investors see our Company will in many aspects govern our standing on the competitive market of communication services, the cash flows generated, and ultimately our earnings.

## VIP Clients

We believe that it is up-to-date services oriented at the business sector that are to provide a major contribution to the Company's earnings. The non-budgetary sector is the most attractive segment of the telecommunication service user market. Considering the high return per line from the business sector (six times higher than that from individuals), the Company's marketing strategy is largely oriented at the corporate segment of the market as predominating in the communication services business. The Company has developed, and is implementing a "Large Corporate Customer Dealing Program". Under this program, we offer our corporate customers a personal approach, a broad range of the most advanced services, and their adaptation to such customers' abilities and needs. As an example of such dealing, I might quote our contract for connection of the Savings Bank's branches in the North-West to the Company's multiservice network.

Such are our strategy and our short-term plans. Now what are the assets that we have gained for their implementation? Allow me to describe the results of the last report year in more detail.

## Takeover of Operators

Among the most important tasks in the year 2003 is preparation for the procedure of takeover by the Company of two large regional telecommunication operators, i.e. OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi. We made all the required expert studies and pre-agreements. The takeover procedure will be finalized this autumn. Dear shareholders, you already approved our work in this sector at the extraordinary meeting in this April, therefore I'd better not go into much detail.

## Management Structure

During the year 2003, we did a large scope of work for improvement of the Company's management structure aimed at:

- higher response rate and efficiency of management,
- optimized personnel number.

We revised the organizational structures of all the divisions of the subsidiaries and the Company on the whole, and built an integrated managerial structure. I have to note that this work is however going on. We continue to perfect the structure of the Company's subsidiaries (by their consolidation and restructuring of their divisions). For example, in the PTN subsidiary we intend to switch from a territorial to a functional management structure. This will undoubtedly improve the management efficiency.

**Personnel**

The total number of employees of OJSC North-West Telecom was about 28,000 by the end of 2003. Retrofitting with more advanced equipment and technologies, and efforts to optimize the personnel number and to improve labor efficiency enabled us to cut the personnel by 2,500 in 2003. The Company's personnel policy is based on efficient use of employees' potential. We select our personnel on a contest basis. Personnel skill upgrading and training is actively going on. In all, over 5,000 employees of the Company attended training in various educational institutions in 2003.

Investments

In 2003, the Company did significant work to develop its technological and engineering facilities. The telephone networks infrastructure was rapidly developing. All of the Company's subsidiaries fulfilled their investment plans. The amount of capital investments exceeded RUR 3 Bio. Of these, RUR 2.8 Bio was invested in communication services development. The bulk of the amount, or 79%, was allocated to development of local telephone communication, and 4%, to construction of national/international communication facilities. A material portion of the investments, or 7%, was used to develop additional communication services (Internet, IP telephony, and intelligent services). 40% of the investment were equity funds, and 60%, borrowed funds. A large part of the investment resources was used to commission 237,000 subscriber numbers (of which 13,000, for rural users).

## Installation Waiting List

Despite the really high rates of number capacity commissioning, a pending demand for telephone installation is still felt. In 2003, we satisfied nearly 116,000 applications from individuals, and still, the waiting list was 210,000 applications in total by the end of 2003. The problem is aggravated by the fact that several applicants in the queue request installation of a second or a third telephone. On one hand, the pending demand for our services is a great advantage, but our inability to provide telephones to all the applicants is our serious problem. This means under-earnings, and a negative image of the Company, especially when compared to cellular operators. To be fair, I must say that OJSC North-West Telecom looks much better in solving this problem compared to other interregional companies. For instance, our queue is less than 6% of the installed capacity, while with other IRC, it is within 15-20%.

## Local Network Updating

The overall installed capacity of the Company's local telephone networks exceeded 3.75 million numbers; of these, the rural telephone network capacity is abt. 260,000 numbers. As mentioned above, a most important goal of the Company is updating of the network infrastructure. In 2003, the proportion of digital exchanges on telephone networks was abt. 42% (for rural exchanges, 11.7%) of the total installed capacity. A serious problem for us is a high proportion (over 6%) of outdated and worn decadic step-by-step exchanges that are to be replaced. The costs of these efforts are entirely at our expense, and no fast payback is expected. However, if not for these costs, we would gradually lose our competitive prospects, and won't be able to develop new digital

services. As the construction of new telephone exchanges requires sizeable financial resources, special attention was given to improve the utilization rate of the existing capacities. This indicator exceeded 93% in 2003. According to OJSC Svyazinvest, this one of the best rates among the interregional companies.

## International Exchanges

The telecommunication infrastructure is in a much better state. The digitization level of our international exchanges is about 83%. In 2003, the length of trunk channels of OJSC North-West Telecom reached 1,900 channel-km, and of its intra-zonal channels, over 2.6 million channel-km. The growth of outgoing international channels exceeded 2,000 in 2003. During the year 2003, several actions were implemented to improve general and engineering operation of long-distance and intra-zonal communication facilities. The primary network reliability on intra-zonal networks was improved by building optical and radio relay transmission lines. The total installed capacity of the Company's international exchanges exceeded 60,000 channels in 2003.

## Additional Services

Development of additional services is of great importance for the Company. We intend to increase investments in these services, in particular because their charge rates are not regulated by the Government. Currently, we provide access to the Internet via dedicated and switched communication lines. In 2003, the number of Internet users exceeded 500,000, which is more than 3 times higher than in 2002. For further development and higher quality of this kind of services, we have expanded the modem pools and channels using up-to-date equipment (by Cisco, Motorola, Siemens, etc. manufacturers).

The Company also provided a number of other advanced high-paid services in 2003, such as ISDN and intelligent communication network services. Among the latter is calling with a prepaid phone card (STC card), which has become quite popular among the subscribers. Совместно с ОАО «Ростелеком» оказывается услуга по коду «800» (free call) and the "remote voting" service. In 2003 we completed a large scope of construction work for a multiservice network covering all the subsidiaries of the Company. When it is in place, we will be able to provide services of multicomponent information transmission (voice traffic, data, and video streaming) at rates of up to 155 megabits per second. The final completion is scheduled for this year.

## Proceeds and Profit

Now let me address the essential financial and economic indicators of the Company's business in 2003. The sales proceeds amounted to RUR 12.3 Bio. If we track the sale proceeds trends for the last three years, an average annual growth of this indicator of 22% to 26% will be evident. The sales profitability in the last three years was steady at a sufficiently high level of 23% to 25%.

The proceeds structure is as follows: the earnings from local network services were 48%, and from national/international communication services, 38%. The proceeds from the Internet access and other by-services increased by 63% in the last year reaching RUR 440 million.

On the whole, it may be stated that the main business indicators showed a positive trend and exceeded the targets. For example, the EBITDA ratio went up by 55% in the report year, and the net profit was RUR 837.5 million. This impressive growth of net profit in 2003 as compared to 2002 was due to the deduction of a part of the 2002 profit to the bad debt reserve. Note that the reserve was established for the debts of 2001 as well. We expect that in the future, this cost item will not affect the net profit so significantly. The proceeds per employee were RUR 430,000 in 2003, which is nearly 30% higher than in 2002. In this indicator, the Company is second best among the interregional companies.

Thus, the Company's business shows steady growth of economic efficiency indicators.

## Accounts Receivable

Very important for the Company's economic efficiency is its work with accounts receivable. Reduction of overdue accounts receivable and timely action to collect these remains a crucial reserve for Company's business improvement. However, the payment arrears problem extends even beyond the industry limits. The solution of the timely repayment problem depends on the economic policy on the national level, finance stabilization, and tax system improvement.

The Company's accounts receivable were RUR 1.2 Bio as of January 1, 2004 (they were RUR 1.4 Bio in 2002). In the report year, the accounts receivable percentage of the sale proceeds went down to 9.8%, while in 2002 it was 13.9%.

The largest part of the accounts receivable, or 43%, is due by the State Budget, which does not pay the compensation due to the Company for rebated tariffs for communication services provided to citizens benefiting from the Law on Veterans, the Law on Invalids, and from up to 35 enactments more.

The Company gives most serious attention to efforts to reduce its accounts receivable. For instance, in November 2003 OJSC North-West Telecom brought a lawsuit to the sum of RUR 332.7 million rubles against the RF Ministry of Finance, RF Ministry of Labor, and the Committee for Labor and Social Protection of St. Petersburg to recover damages caused by incomplete reimbursement of the Company's losses related to telephone communication charge rebates provided to St. Petersburg resident subscribers under the RF Federal Law on Veterans. The arbitration satisfied the claims of OJSC North-West Telecom in its judgment of April 15, 2004. This judgment of the arbitration was appealed by the RF Ministry of Finance before an appellate court, which will hear the case soonest.

## Tariff Policy

It is known that for natural monopolies such as OJSC North-West Telecom, the tariff policy is a prerogative of the State. Nevertheless, we are a joint-stock company and have to earn money on our own to support and develop our infrastructure. In the recent years, due to the development of Internet services and IP telephony, the load on the telephone networks has leaped up to an unacceptable extent. Apart from network updating and capacity expansion, which requires large expenditure, it is economic methods that may serve as the main lever in network load regulation. I mean a justified tariff policy providing for communication services paid for in proportion to the quantity of product used.

In 2003, the Company worked much to justify to the (currently former) Ministry of Antitrust Policy the local telecommunication tariffs at a level ensuring, apart from current costs payoff, also a certain investment component. As a result, the charge rates were increased in all the Company's subsidiaries. The average subscriber fee for local telephone communication services went up by 15%. However, this is clearly insufficient. For instance, it was in the PTN subsidiary alone that the individual user tariffs were slightly higher than the service prime cost during the year. In the Company's other subsidiaries (Kaliningrad, Cherepovets, Murmansk), the local communication charges have been lower than the prime cost up to now, or remain at its level.

To an extent, we expect improvements in the tariff situation from implementation of a time-based connection accounting system. In this regard, the enactment by the Russian Federation State Duma of the Law on Communications should expressly be mentioned, which offers the subscribers a choice between the two communication service payment forms: subscriber fee or time-based charge. This will require a certain updating of our tariff policy development strategy. We have developed a number of tariff plans for approval by the regulatory authorities, which provide for differentiated subscriber fees for different subscriber groups depending on the size of telephone traffic created by these groups. Therefore, implementation of time-based connection accounting system remains an urgent issue also in the thus updated legislative environment.

## Corporate Bonds

I have already mentioned the importance for us of access to public financial capital markets. I would like to dwell in more detail on what exactly was done in this aspect in the last year. In 2003, we made coupon payments for the first issue of the Company's bonds to a total amount of RUR 300 million. The payments for this bonded debt and repayment of the issue were completed in this April. In the report year, the Company placed its second bonded debt issue to an amount of RUR 1.5 Bio for a circulation term of 4 year. I must say that the applications during the bonds placement were to an amount nearly twice as high as their price. Thus, the home market appreciated the Company's bonds. We do a lot to reduce the costs of borrowing funds by issuing bonds. For example, if the cost of the borrowing for the first bonds issue (efficient yield of placed bonds) was about 21% per year, it was already as low as 14.4% per year for the 2nd issue borrowing. Borrowings on such terms are profitable and badly needed for the Company to ensure its proper development and implementation of our investment plans. The moneys received from the bonded debt sales were allocated to funding of the Company's investment projects.

## ADR Program

Apart from borrowings on the domestic funds market, we also need an access to international markets. This is a rather complicated procedure, though. We did a large scope of work in the last year to get prepared to access to international investment capital markets. An American Depositary Receipt (ADR) program was developed. At its first stage, we selected a Level 1 ADR Program. This program will build the necessary prerequisites for the Company to successfully implement a higher-level ADR program and for subsequent issue of global depositary receipts tradable on any security exchange market.

One American Depositary Receipt certifies 50 registered non-documentary ordinary shares of OJSC North-West Telecom. The J. P. Morgan Bank was selected as the depository bank for the Level 1 ADR Program. As of this day, nearly 5% of all the issued ordinary shares of the Company have been converted into ADR.

## Capitalization

In 2003, trading in OJSC North-West Telecom shares continued at the RTS stock exchange. In particular, the ordinary shares trading amounted to abt. $ 2.5 million in 2003.

The average value of the Company's ordinary shares grew from $ 0.36 to $ 0.39 in 2003, and currently it is $ 0.50; for preferred shares, the growth was $ 0.21 to $ 0.36. The capitalization of the united company was over $ 350 million by the end of 2003 (which was about $ 300 million by the end of 2002). As of June 2004, even subject to a general updating of the market, the Company's capitalization is already $ 450 million.

## Rating

The favorable appraisal of the Company's activity in general, the efforts to improve the Company's capitalization and informational transparency of its business resulted in the upgrading of the Company's corporate governance rate in 2003 from 5 (in 2002) to 5.9, and as for the international credit rate, the raise was two steps up at once from the 2002 level, to B-/stable. The assessment was made by the well-known international rating agency Standard & Poor's. Simultaneously, Standard & Poor's raised the long-term credit rate (Russian scale) for the Company in general and for its priority unsecured bonds from «ruBB» to «ruBBB». The forecast is 'Stable'. By the results of the latest rate revision in May 2004, the forecast for North-West Telecom has been changed to 'Positive'. The Russian scale rates have been raised to «ruBBB+».
It should be noted that the corporate governance rate assigned to the Company is among the highest not only for communication companies, but also for Russia in general.

## Board of Directors

A few words about control by the Board of Directors. Dear shareholders, you surely know that the membership of the Board of Directors represents the shareholding structure of the Company. On its list are both representatives of the majority shareholder, i.e. OJSC Svyazinvest (7 directors) and representatives of minority shareholders (4 directors). The Board of Directors has four Committees (Corporate Governance, Corporate Financing and Investment, Budget, and Reporting and Rewards). All issues of importance are always reviewed by the members of the appropriate committees with experts invited where necessary. For instance, the Corporate Governance Committee had 5 sessions in the report year to review the issues of the Company restructuring, organizational structure of its subsidiaries, and several others. The Budget Committee had 6 sessions to review the budget parameters for 2003, the budget execution reports, etc. The Corporate Financing and Investment Committee reviewed procedural matters of investment planning and the progress and main sectors of investments for 2004. The Committees' recommendations were submitted to the Board of Directors.
The Board of Directors of OJSC North-West Telecom had 31 sessions in 2003 addressing the following matters of primary importance: setting priorities in the Company's activities, including approval of the annual budget and the medium-term and long-term budgets; placement of bonds and other issuable securities by the Company; approval of the Company's marketing strategy; review of the investment program progress, the medium-term investment program, and a forecast of the Company's economic development until the year 2010; review of the progress in implementation of time-based local conversation accounting, the accounts receivable status; recommendations for the dividend payment rate for 2003, and many other items.

Corporate Governance Code

In May 2003, the International Finance Corporation (IFC) approved OJSC North-West Telecom as a pilot company for the Corporate Governance In Russia project. Within the framework of the project, a draft Corporate Governance Code for the Company was developed jointly with IFC and submitted to the Corporate Governance Committee for review. Currently, the draft Code is being finalized with regard to the Committee's comments.

In general, the IFC analysts highly appreciated the implementation of the corporate governance principles in the Company, practical functioning of the Board of Directors, information disclosure and transparency, and respect to the rights of shareholders.

**Summary**

We are looking into the future with confidence, and believe that our Company's prospects are favorable. Still, it is important to understand that a tangible economic effect from the consolidation will be felt not within a year from the completion of the legal formalities, but only after a full-scale merger of the businesses and establishment of an efficient managing structure. The experience of many Russian companies shows that this takes certain time.

By the results of the 1st quarter of 2004, the key targets of the Company were noticeably exceeded, which proves our favorable budget forecasts for this year. The proceeds of the 1st quarter was abt. RUR 3.3 Bio, which is 21% higher than in the similar period of the last year. The forecast net profit by the end of 2004 will be about RUR 1.1 Bio. Therefore it may be believed that the dividend level in 2004 will not be below its current level.

Dear shareholders, let me assure you that the personnel and the management do their best to improve the Company's profitability and economic stability.

Thank you for your attention.

**Appendix 2**

**Co-Report**
**of Venera Adykhamovna Khusnutdinova, Deputy General Manager and Business and Finance Manager**
**on Item 1 of the agenda**

Dear Shareholders,
please allow me to present you brief information on the essential financial indicators of the Company's business for 2003.

*Changes in the balance structure*

In the report period, the balance value of the Company increased by RUR 2,550,039,000 (or by 16.9 %) and was RUR 17,614,829,000 by the end of 2003.

*Assets*

The non-circulating assets form the largest percentage of the aggregated assets structure: 86.5% by the end of the year, which is due to the industry-specific features of the Company's business.

The structure of the non-circulating assets changed as follows:

- the fixed assets increased by 21.8%, with the fixed asset fraction in the balance value increasing by 3% to make 75.7%;
- the capital investments went down by 40% compared to the beginning of the year, with their fraction in the balance value nearly twice as low, from 8% to 4.1%;
- the amount of long-term financial investments actually did not change, with a growth of 2.4% and their balance fraction slightly decreasing from 1.1% to 0.9%.

The circulating assets reduced by 1.1% in the period under analysis, with their share in the aggregated assets reducing by 2.5% to make 13.5%.

The structure of the circulating assets changed as follows:

- the supplies increased by 35.3%, with the share of supplies in the balance value increasing by 0.7% to 5.3%;
- the accounts receivable decreased compared to the beginning of the year by 14.9% as an absolute value, with their balance fraction decreasing from 9.1 to 6.6% ;
- the cash and short-term investments decreased by 18.4% as an absolute value, with their balance fraction decreasing from 2.3% to 1.6%

*Liabilities*

The Company's equity is the main source of generation of its aggregate assets.

In its absolute value, the authorized capital grew by RUR 707,546,000 (6.6%), however its share in the funding sources dropped by 6.3% to make 64.9% by the end of the report year.

The borrowed funds increased by RUR 1,842,493,000 (42.5%) during the analyzed period, and their fraction in the aggregate liabilities reached 35.1% (+6.3%) by the end of 2003. 38.7% of this variation is attributable to an increase in long-term liabilities, and 61.3%, to an increase in current liabilities.

The borrowed funds structure changed as follows:

- the absolute value of the long-term liabilities increased by 44.2%, with their fraction in the balance sheet 'Liabilities' growing from 10.7% to 13.2%,
- the current liabilities increased by 41.5%, of which, the short-term credit and loan debt increased by 66.5%, and the accounts payable increased by 37.8%. The current liabilities fraction in the 'Liabilities' increased by 3.8% to reach 21.9%. The fraction of short-term

credits and loans grew by 1.6% to 5.5%, and the accounts payable ratio grew by 2.4%, to 16.1% of the aggregate liabilities.

From the financial stability point of view, the Company has a favorable liabilities structure, as their main bulk is equity (65%) and long-term liabilities (13%). In order to keep the long-term liabilities at their current level, the Company issued a 4-year bonded debt for RUR 1.5 Bio in October 2003.

However, a certain downturn of the Company's marketability indicators was recorded in the period under analysis.

The growing competition on the telecommunications market dictates the need for the Company to continue its policy of investing sizeable funds in the existing network updating. In previous years, the market of long-term credit resource borrowing for funding of the Company's investment projects remained limited due to relatively high costs of such resources.

Currently, the long-term funds market offers better opportunities, and as a result, the Company's long-term funding costs have dropped.

The Company's management believes that in the future, the cash flows from the primary business will be sufficient for current operations funding. The investment activity will be funded in equal proportions with cash flows from the primary business and with long-term borrowed funds. When necessary, the existing current liabilities may be prolonged or refinanced to the required extent.

In 2003, several actions were taken to improve the efficiency of financial management of the Company and its marketability indicators:

cut down the borrowed funds value,

implementation of a centralized treasury system,

completion of centralization of the unified budgeting and financial control system.

Besides, it is intended to reduce the fraction of current liabilities in the balance structure in 2004, which would improve marketability rates, as a result of the Company's policy of debt liability restructuring and reduction of their servicing costs with the aid of the following actions:

- issue of a third bonded debt in the 4th quarter of 2004 – 1st half of 2005, to a total amount of RUR 2.5 – 3.0 Bio, for a repayment period of 3 to 6 years,
- credit agreements to be signed with the RF Savings Bank for long-term funding within the crediting limit set by the Savings Bank, in the amount of RUR 500,000,000.

Apart from the restructuring of debt liabilities, the financial standing of the Company will be improved with the implementation of a centralized treasury system of the Company's funds management from January 1, 2004.

The tentative results of functioning of the treasury system in the Company have shown that average daily account balances are noticeably reduced, the cash flow management system is optimized, and as a result, outside borrowing and accounts payable go down.

**Operating Results of the Company's Business**

The 2003 proceeds were RUR 12.34 Bio, increasing by 22.3% compared to 2002.

The fraction of earnings from communication services in the total proceeds did not change in the report year and remained at 97%.

The sale earnings increased by 7.7% to RUR 2.85 Bio. The earnings growth is attributable to a larger volume of services provided and to increased charge rates.

The net profit was RUR 837.5 million.

*Profitability*

A certain decrease in the sale profitability was recorded in the report period against the previous year (from 26.2% to 23.1%), which is attributable to the costs growth rate (27.4%) exceeding the proceeds growth rate (22,2%).

The aggregate assets profitability increased by 3.9% in 2003 compared to the previous year, in particular:

- due to higher sale profitability in terms of net profit, by 3.6%;
- due to higher assets turnover, by 0.3%.

The equity profitability increased by 5.9% in 2003 compared to 2002, in particular:

- due to higher sale profitability in terms of net profit, by 5.1%;
- due to higher assets turnover, by 0.4%;
- due to a reduction in the equity fraction in the aggregate liabilities, by 0.4%.

In general, the efficiency of the Company's business improved in 2003, which is proved by the positive trends of the equity and aggregate assets profitability rates.

**Appendix 3**

## Speeches and questions of shareholders received in the debate on Item 1 of the agenda

- **Igor Valerievich Zinichev**, shareholder:

I was not going to speak at this meeting, but I used to take the floor at past years' meetings, and when I heard the General Manager's report, I decided to add a few things. We have just heard victorious proclamations, but I would like to address several negative points that showed up in the Company in the previous year, and are growing strong this year. First of all, it is the proceeds growth rates lagging behind the costs growth rate. In this case, we see a 22-percent growth of proceeds and a 27-percent growth of costs. These are explained by several factors, such as raise in wages and depreciation. Various explanations might be given, but nevertheless this is a trend, and a problem trend that is going to grow stronger. And we should keep an eye on it. As to the management, their timely justification of such actions would be appreciated. I represent the Kaliningrad subsidiary, the minority shareholders living in Kaliningrad. I would like to note, in the light of this question of mine, that the Kaliningrad subsidiary showed a 15-percent growth of proceeds. This is too bad if compared to nation-wide rates. 15 percent is very low, with WestBalt Telecom, the main competitor, showing a 20-percent proceeds growth. And given all this, OJSC NWT owns a certain shareholding – guess why? But I'll address this later. Another point I would like to discuss is liquidity. The Company's marketability is a future problem for you and me, turning up in one year, or two or three years. Nothing will happen this year, the next year either, but one day these bonded debts will have to be repaid. Today I see that the absolute liquidity ratio has dropped twice as low, from 0.13 to 0.07. The same can be said of the current liquidity ratio. This must be discussed. We shouldn't hush it up, and we should keep this issue under control, because any future loans by the Company will tell worse and worse on the Company's profitability in the first place, and aggravate predictable problems. We have heard about them here. Next, I would like to address those loans. Last year, a loan of 1.5 billion was made. But we did not hear anything except general statements that the money would be spent on investments. While in newspapers we can read that the 1.5 billion of these loans were spent on Internet cafes and on Internet communication machines installed in streets of St. Petersburg. You cannot help asking, "What for?" Such loans should be spent for their intended purposes, for example, on network digitization. Look at what happened to Delta Telecom: although valuated at $ 15 million, it was sold for $ 2.5 million. I understand it would be hard to get an answer right now, but I would appreciate reading it in the press. Thank you for your attention.

**Question 1** by Pavel Alexandrovich Churkin, shareholder:

Is it intended to provide IP telephony services and IDSL access to the Internet to PTN subscribers?

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom:

Yes, it is.

**Question 2** by Pavel Alexandrovich Churkin, shareholder:

What is the price of installation of a telephone, and the monthly telephone charge in Kirovsk, Murmansk Oblast?

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom:

For an analog installation it is 4,500 rubles, for a digital one, 7,000 rubles, and the monthly subscriber fee for individuals is 140 rubles.

**Question 3** by Pavel Alexandrovich Churkin, shareholder:

When will the Ministry of Communications resume issuing licenses for communication and data transmission services?

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom:

This does not depend on us anyhow. As of this day, the Government is being reorganized. As soon as all the authorities of the Ministry are approved and its staff fully manned, the Ministry will start functioning and issuing all those licenses.

**Question 4** by Alexander Alexandrovich Taroev, shareholder:

How many consolidated telecommunication companies of the seven comprised in the structure of OJSC Svyazinvest established bad debt reserves by the results of the years 2002 and 2003?

**Answer** by V. N. Yashin, Chairman of the Board of Directors, OJSC NWT:

This is the Auditor's requirement. So every company controlled by OJSC Svyazinvest has established such bad debt reserves.

**Question 5** by Alexander Alexandrovich Taroev:

What are the prospects of the lawsuits of the Moscow City Telephone Exchange for collection of the Government's social benefit debts, which, as with OJSC NWT, make the lion's share of the accounts receivable?

**Answer** by V. N. Yashin, Chairman of the Board of Directors, OJSC NWT:

You may know that we are minority shareholders of the Moscow City Exchange, so we are aware that our companies as well as those companies, and everywhere, lawsuits are initiated against the State, Ministry of Finance, and Ministry of Labor. As you know, and as Sergey Ivanovich has told you, we have won such suits in several places, that is, we have got back the money the State owed us. Actually, its debt amounts to about 5.2 billion rubles for the entire OJSC Svyazinvest system. Repayment of that money, a slow one in our opinion, has started. And we will in any case demand repayment of the debts by the Government in favor of corporations. Thank you.

**Question 6** by Igor Valerievich Zinichev, shareholder:

On the sale of Telecominvest (from his speech)

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom:

As of today, the companies incorporated in OJSC Telecominvest are developing, and the question of "When to sell?" is quite an important one. To decide on such matters, you need to make appropriate assessments and find a right time to sell at a maximum price. I believe we cannot handle these matters just like this, at our meeting. I would like to receive such important questions in writing so I might reply in more detail.

As to our earnings growth rate: After all, our abilities here are restricted. On one hand we have a queue and non-regulated services, and on the other hand, as you know, our Company is classified as a monopolist and our charge rates are subject to regulation. Unfortunately, this is the year of the Government reorganization. We have all the documents ready, and we have applied to the Government for tariff revision due to the year-to-year inflation. Venera Adykhamovna Khusnutdinova will add more details on the economics.

**Question 7** by Igor Valerievich Zinichev, shareholder:

On the proceeds growth rate to costs growth rate ratio (from his speech).

**Answer** by V. A. Khusnutdinova, Deputy General Manager and Business and Finance Manager of OJSC North-West Telecom:

It is true that our costs were growing slightly faster due to the depreciation growth. This is inevitable. If we want to update the network, if we want to build up investments, our depreciation will grow. It may be noted that depreciation is a purely bookkeeping item which does not provoke

any drain of money. For you as shareholders, the net profit should be the key indicator – and we see it increased more than 2.5 times compared to the last year – since it is the reference figure for dividend distribution. The net profit is the key indicator really worth analyzing.

Regarding the proper debt-to-equity ratio, I agree with respected Mr. Zinichev that we should look attentively at the Company's financial stability, and prevent situations of too much borrowed money. We know it perfectly. Today, as it was mentioned in the report, our equity makes 65% of the balance, and the borrowed funds make 35%. Well, by the accepted financial management standards, a communication company will be considered stable until its equity makes about 60%, that is, we still have a slight margin for borrowed funds to go up, but of course I do assert that we pay great attention to that. However, currently there is nothing to fear. It should be said that both the opportunities currently developing on the bank credit and bonded debt market, and our extending scope of borrowing make us a very attractive borrower for banks and for those investors buying our bonds, therefore the costs of borrowing for us is constantly going down. As to the use of the 2003 bonded debt, which was 3 billion rubles, this debt was completely allocated to the investment program funding. Within the framework of this three-billion program, the Company commissioned about 250,000 numbers, of which 116,000 in St. Petersburg as mentioned in the General Manager's report.

As to future issues of bonded debts, it should be noted that we are going to watch the balance structure and keep an eye on the Company's financial stability. As to the attractiveness of bonded debts in general, I would mention a plus feature making a greatest difference between bonded debts and bank loans: in the case of bonded debt no pledge is needed, that is, we get the money just in exchange for our bonds – that is, without pledging any of our property. It is clearly much more convenient and much less risky.

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom:

We have in fact undertaken a reconstruction program that is very intense for us, especially for St. Petersburg's telephone network. The analog equipment must be completely replaced with digital facilities by 2007, which will greatly improve the quality of services we provide on our market. Also, great work is in progress to replace copper cable with optic cable, which will enable us to bring all kinds of services we offer today closer to people's homes. This will enable very flexible response to the market demand for our services. Such build of the networks, from their structure point of view, enables its more efficient control and a noticeable cutdown of costs.

We have already received many questions, and if the shareholders desire to know more, they may set down their questions in writing. We'll be answering them as they come in.

## Speeches and questions of shareholders received in the debate on Item 2 of the agenda

- **Igor Valerievich Zinichev**, shareholder:

I could not leave this item alone, as we are owners of a sizeable holding of preferred shares. It is sizeable enough to make me speak out our point of interest here. We have a couple of millions of preferred shares or more, and the matter concerns us directly. This is primarily a matter of the Company's net profit. Well then, we are very much disappointed with the net profit the company showed last year. We did expect a figure in any case less than one billion, but it happened to be about RUR 850 million. That's the amount on which we count our dividend. My question is my cry about sore problems. You cannot predict net profit in the company, you can only refer to the Management Board's forecasts, as those "other operating proceeds" and "other operating costs" are changing all the time. Sometimes they make nearly as much as earnings from the primary business. So I would like to express my wish for the Company to be more predictable in this indicator. And one more question is: The 1.1 billion rubles in the next year – does this include the consolidated companies Svyaz of the Republic of Komi and Lensvyaz, or does it not? If the figure includes the consolidated companies, we are not going to have higher dividends in the next year either, in any case, we'll just keep them at this year's level. Thank you.

**Answer** by S. I. Kuznetsov, General Manager of OJSC North-West Telecom **to the speech of I. V. Zinichev**:

I am answering your question at once – this amount disregards the consolidation of the two companies, therefore the figures will be recalculated after they are united, and the indicators will be better.

## Speeches and questions of shareholders received in the debate on Item 5 of the agenda

**Question 1** by Andrey Ivanovich Firsov, shareholder:

Please tell me why the auditing company Ernst & Young refuses to submit their valuation of the shares to the court when it comes to a lawsuit? In particular, I mean my lawsuit against OJSC Petroraschet regarding the consolidation of the shares. Can OJSC NWT trust an auditor doing such things?

**Answer** by M. M. Semchenko, Chief Accountant of OJSC NWT:

As to the essence of this question, I have to say that that valuation of shares is not a function of the auditor. The function of the Company Auditor is to verify the reliability of accounts and reporting. In this aspect, we trust our auditor.

# OAO "North-West Telecom"

## Consolidated Financial Statements

*Years ended December 31, 2003 and 2002*
*with Report of Independent Auditors*

OAO "North-West Telecom"

Consolidated Financial Statements

Years ended December 31, 2003 and 2002

**Contents**

# Independent Auditors' Report

To the Shareholders and Board of Directors
of OAO "North-West Telecom"

1. We have audited the accompanying consolidated balance sheet of OAO "North-West Telecom" (a Russian open joint-stock company, hereinafter – "the Company"), as of December 31, 2003, and the related statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraphs 3 and 4, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Summary of Significant Accounting Policies" and Note 26 "Pension Plans and Employee Benefits", the Company has not determined or disclosed its assets and liabilities under defined benefits plans in accordance with International Accounting Standard ("IAS") 19 "Employee Benefits". We were not able to quantify the adjustments, if any, to the financial statements. This matter also caused us to qualify our opinion on the financial statements ended December 31, 2002.

4. As described in Note 2 "Summary of Significant Accounting Policies" and Note 10 "Property, Plant and Equipment", the Company's accounting records relating to property, plant and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property, plant and equipment in the accompanying financial statements. Owing to the nature of the Company's records, we were unable to satisfy ourselves as to the adjustments, if any, which might have been determined to be necessary had additional evidence been available to better analyze the assumptions and estimates made by management. This matter also caused us to qualify our opinion on the financial statements ended December 31, 2002.

5. As a result of the matters described in paragraphs 3 and 4 above, adjustments, if any, could materially affect (i) property, plant and equipment, equipment contributions, assets and liabilities under defined benefits plans, deferred income tax liability, and retained earnings as of December 31, 2003, (ii) depreciation expense, loss on disposals of property, plant and equipment, income tax expense and net income for the year ended December 31, 2003 and the corresponding amounts, and (iii) related disclosures.

6. In our opinion, except for the effects on the financial statements of such adjustments, if any, from the matters referred to in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO "North-West Telecom" as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

7. Without qualifying our opinion, we draw your attention to Note 1 "General Information" referring to an excess of 1,780,286 thousand Rubles of the Company's current liabilities over current assets as at December 31, 2003, and disclosing management's plans to maintain current liquidity and reduce working capital deficit.

8. As described in Note 1 "General Information", the Company was the subject of a reorganization that was approved by the shareholders on November 28, 2001. The Company accounted for the merger based on the principles of uniting of interests as described in IAS 22 "Business Combinations". In applying this method, the Company reflected amounts in the financial statements as if the entities had been combined from January 1, 2002, the earliest period presented.

July 31, 2004

# OAO "North-West Telecom"

## Consolidated Balance Sheets

*(In thousands Rubles)*

| | Notes | December 31, 2003 | December 31, 2002, (as restated, see Note 2) |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 10 | **17,009,261** | 16,217,463 |
| Intangible assets and goodwill | 11 | **587,390** | 112,840 |
| Investments in associated companies | 13 | **82,622** | 246,160 |
| Long term financial investments | 14 | **662,283** | 693,811 |
| Other financial assets | 18 | **24,942** | 29,355 |
| Advances to equipment suppliers | 15 | **130,009** | 119,687 |
| **Total non-current assets** | | **18,496,507** | 17,419,316 |
| **Current assets** | | | |
| Inventories, net | 16 | **229,980** | 225,931 |
| Accounts receivable, net | 17 | **995,434** | 999,943 |
| Short-term financial investments | 14 | **4,834** | 4,924 |
| Other current assets | 19 | **620,288** | 670,730 |
| Cash and cash equivalents | 20 | **282,438** | 339,176 |
| **Total current assets** | | **2,132,974** | 2,240,704 |
| TOTAL ASSETS | | **20,629,481** | 19,660,020 |
| SHAREHOLDERS' EQUITY AND LIABILITIES | | | |
| **Shareholders' equity** | | | |
| Preference shares | 21 | **202,023** | 202,023 |
| Ordinary shares | 21 | **735,917** | 735,917 |
| Treasury shares | 21 | **(8,998)** | - |
| Inflation impact on share capital | | **1,724,089** | 1,724,089 |
| Retained earnings and other reserves | | **11,132,060** | 10,856,962 |
| **Total shareholders' equity** | | **13,785,091** | 13,518,991 |
| **Minority interest** | | **22,153** | 6,716 |
| **Non-current liabilities** | | | |
| Long-term borrowings | 22 | **1,028,120** | 1,125,727 |
| Obligations under finance leases | 23 | **494,729** | 132,316 |
| Equipment contributions | | **218,215** | 221,994 |
| Deferred income tax liability | 7 | **1,167,483** | 1,368,521 |
| Other non-current liabilities | | **430** | 23,692 |
| **Total non-current liabilities** | | **2,908,977** | 2,872,250 |
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities | 24 | **1,472,934** | 1,457,542 |
| Taxes payable and social security payable | 25 | **646,080** | 593,072 |
| Dividends payable | 9 | **88,378** | 78,877 |
| Short-term borrowings | 22 | **258,621** | 347,500 |
| Current portion of long-term borrowings | 22 | **1,212,078** | 653,563 |
| Current portion of obligations under finance leases | 23 | **235,169** | 131,509 |
| **Total current liabilities** | | **3,913,260** | 3,262,063 |
| **Commitments and contingencies** | 27 | **-** | - |
| TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES | | **20,629,481** | 19,660,020 |

*The accompanying notes form an integral part of these consolidated financial statements.*

# OAO "North-West Telecom"

## Consolidated Statement of Operations

*(In thousands Rubles)*

| | Notes | 2003 | 2002, *(as restated, see Note 2)* |
|---|---|---|---|
| **Revenues** | 4 | **12,381,322** | 10,790,609 |
| **Operating expenses** | | | |
| Wages, salaries, other benefits and social contributions | | **(3,938,787)** | (3,240,161) |
| Depreciation and amortization | | **(1,902,695)** | (1,737,314) |
| Materials, repairs and maintenance, utilities | | **(1,079,199)** | (1,167,841) |
| Taxes other than income tax | | **(238,135)** | (336,866) |
| Interconnection charges – other operators | | **(2,277,619)** | (1,898,095) |
| Doubtful debt provision expense | | **(329,406)** | (108,440) |
| Loss on disposals of property, plant and equipment | | **(113,661)** | (167,311) |
| Other operating expenses | 5 | **(1,316,939)** | (992,522) |
| **Total operating expenses** | | **(11,196,441)** | (9,648,550) |
| **Operating income** | | **1,184,881** | 1,142,059 |
| Loss from participation in associates | | **(25,275)** | (1,421) |
| Interest expense, net | 6 | **(267,204)** | (278,584) |
| (Loss) income from financial investments | | **(39,122)** | 27,202 |
| Other expenses, net | | **(114,418)** | (19,460) |
| Foreign exchange loss | | **(69,451)** | (189,497) |
| Monetary gain | | **-** | 130,414 |
| **Income before income tax and minority interest** | | **669,411** | 810,713 |
| **Income tax expense** | 7 | **(259,633)** | (335,855) |
| **Income before minority interest** | | **409,778** | 474,858 |
| Minority interest | | **(15,437)** | (1,260) |
| **Net income** | | **394,341** | 473,598 |
| Preferred dividends | 9 | **(72,122)** | (28,283) |
| **Net income available to ordinary shareholders** | | **322,219** | 445,315 |
| Basic and diluted earnings per ordinary share, Rubles | 8 | **0.44** | 0.61 |

*The accompanying notes form an integral part of these consolidated financial statements.*

OAO "North-West Telecom"

Consolidated Statement of Cash Flows

*(In thousands Rubles)*

| | 2003 | 2002, *(as restated, see Note 2)* |
|---|---|---|
| **Cash flows from operating activities** | | |
| Income before income tax and minority interest | **669,411** | 810,713 |
| **Adjustments to reconcile net income (loss) to net cash provided by operating activities:** | | |
| Foreign exchange loss | **69,451** | 189,497 |
| Monetary gain | **-** | (130,414) |
| Depreciation and amortization | **1,902,695** | 1,737,314 |
| Loss on disposal of property, plant and equipment | **113,661** | 167,311 |
| Loss from participation in associates | **25,275** | 1,421 |
| Interest expense, net | **267,204** | 278,584 |
| Doubtful debt provision expense | **329,406** | 108,440 |
| Other non-monetary gains, net | **(2,154)** | - |
| Loss (income) from financial investments and investments in associated companies | **39,122** | (27,202) |
| **Operating profit before working capital change** | **3,414,071** | 3,135,664 |
| Increase in accounts receivable | **(333,264)** | (317,095) |
| Decrease (increase) in other current assets | **55,461** | (278,646) |
| Increase in inventories | **(24,497)** | (13,841) |
| Increase (decrease) in accounts payable and accrued liabilities | **(64,016)** | 910,330 |
| Increase (decrease) in taxes and social contributions payable | **58,951** | (424,963) |
| **Cash flows from operating activities** | **3,106,706** | 3,011,449 |
| Interest paid | **(141,990)** | (233,195) |
| Profits tax paid | **(466,614)** | (343,018) |
| **Net cash flows provided by operating activities** | **2,498,102** | 2,435,236 |
| **Cash flows from investing activities:** | | |
| Acquisition of property, plant and equipment and intangibles | **(2,587,632)** | (2,213,888) |
| Proceeds from sale of property, plant and equipment | **136,104** | 70,535 |
| Sale (acquisition) of financial investments and other financial assets | **116,126** | 3,607 |
| Interest received | **24,044** | 18,400 |
| Dividend received | **949** | - |
| **Net cash flows used in investing activities** | **(2,310,409)** | (2,121,346) |
| **Cash flows from financing activities:** | | |
| Proceeds from borrowings | **2,161,471** | 1,637,359 |
| Repayment of borrowings | **(2,438,767)** | (1,159,067) |
| Proceeds from bond issue, net | **710,685** | 300,000 |
| Repayment of finance lease obligations | **(185,675)** | (118,963) |
| Repayment of supplier credits | **(382,403)** | (691,281) |
| Dividend paid | **(109,742)** | (105,988) |
| **Net cash flows used in financing activities** | **(244,431)** | (137,940) |
| | | |
| Effect of hyperinflation on cash and cash equivalents | **-** | (42,407) |
| Increase (decrease) in cash and cash equivalents | **(56,738)** | 133,543 |
| Cash and cash equivalents at the beginning of year | **339,176** | 205,633 |
| **Cash and cash equivalents at the end of year** | **282,438** | 339,176 |
| | | |
| **Non-monetary transactions:** | | |
| Property, plant and equipment received under lease contracts | **607,524** | 223,764 |
| Equipment contributions | **10,490** | 7,970 |

*The accompanying notes form an integral part of these consolidated financial statements.*

# OAO "North-West Telecom"

## Consolidated Statements of Changes in Shareholders' Equity

*(In thousands Rubles)*

| | Note | Shareholders' equity | | | Accumulated inflationary effect on charter capital | Retained earnings and other reserves | Total shareholders' equity |
|---|---|---|---|---|---|---|---|
| | | Preferred shares | Ordinary shares | Treasury shares | | | |
| **Balance as of December 31, 2001** *(as restated, see Note 2)* | | **202,023** | **735,917** | **-** | **1,724,089** | **10,482,806** | **13,144,835** |
| Net profit for the year *(as restated, see Note 2)* | | - | - | - | - | 473,598 | **473,598** |
| Dividends *(as restated, see Note 2)* | 9 | - | - | - | - | (99,442) | **(99,442)** |
| **Balance as of December 31, 2002** *(as restated, see Note 2)* | | **202,023** | **735,917** | **-** | **1,724,089** | **10,856,962** | **13,518,991** |
| Net profit for the year | | - | - | - | - | 394,341 | **394,341** |
| Dividends | 9 | - | - | - | - | (119,243) | **(119,243)** |
| Redemption of treasury shares | | - | - | (8,998) | - | - | **(8,998)** |
| **Balance as of December 31, 2003** | | **202,023** | **735,917** | **(8,998)** | **1,724,089** | **11,132,060** | **13,785,091** |

*The accompanying notes form an integral part of these consolidated financial statements.*

*(In thousands Rubles)*

## 1. General Information

### Authorization of Accounts

The consolidated financial statements of OAO "North-West Telecom" and its subsidiaries (the "Company") for the year ended December 31, 2003 were authorized for issue by the General Director and Chief Accountant order of July 30, 2004.

### The Company

OAO "North-West Telecom" is an open joint stock company incorporated in the Russian Federation.

The state-owned open joint-stock company OAO "Svyazinvest" owned 50.5% of the Company's voting stock as of December 31, 2003. OAO "Svyazinvest" is a national holding that controls the majority of wire line service providers in Russia as well as some other telecommunication and related assets.

The principal business of the Company includes:

- Local and intraband telephony;
- Long distance telephony;
- Channel lease;
- Telegraph services;
- 450 MHz cellular communication services;
- Data transmission services;
- Telematic services;
- Mobile radio services;
- Wire broadcasting network radio translation;
- Direct 'on-air' television and radio program transmission and extra data transmission;
- Cable TV broadcasting services.

The Company operates in the North-West region of the Russian Federation.

The average number of the employees on the Company's payroll in 2003 was 28,625 (2002 – 30,455).

The registered address of the Company is: Russia, 191186, St. Petersburg, Gorokhovaya St., 14/26.

## 1. General Information (continued)

### 2002 Reorganization

In 2001 the Company's management started reorganization by obtaining shareholder approval to merge the eight regional operators of OAO "Svyazinvest" group wherein 262,860 thousand ordinary shares and 87,582 thousand preferred shares of the Company were exchanged for 100% voting and preferred shares in the regional companies as presented below:

| Regional Enterprise | Shares issued by the Company | | Exchange Ratio |
|---|---|---|---|
| | Ordinary | Preference | |
| OAO "Artelecom", Arkhangelsk | 54,997,606 | 18,333,163 | 0.420 |
| OAO "Electrosvyaz", Pskov | 15,610,781 | 5,203,638 | 1.610 |
| OAO "Electrosvyaz", Kaliningrad | 38,636,440 | 12,878,823 | 7.110 |
| OAO "Electrosvyaz", Karelia | 35,779,115 | 11,926,568 | 0.145 |
| OAO "Electrosvyaz", Vologda | 16,660,997 | 5,553,754 | 2.345 |
| OAO "Novgorodtelecom", Velikiy Novgorod | 23,455,458 | 7,790,694 | 229.750 |
| OAO "Cherepovetselectrosvyaz", Cherepovets | 15,495,009 | 5,165,031 | 53.525 |
| OAO "Murmanelectrosvyaz", Murmansk | 62,224,850 | 20,730,266 | 2.000 |
| **Total** | **262,860,256** | **87,581,937** | |

The merger was completed and effective in November 2002. Transaction costs of 137,425 thousand Rubles were expensed. In 2003 the merged company's structure comprised a Head Office and nine regional branches.

While International Financial Reporting Standards do not specify accounting principles to be applied to transactions among entities under common control, the Company has accounted for the merger based on the principles of uniting of interests as described in International Accounting Standard (IAS) 22, "Business Combinations". In applying this method, the Company has reflected amounts in the financial statements at their historical carrying amounts as if the entities had been combined from January 1, 2002, the earliest period presented. Unless otherwise described, all information presented in these financial statements gives retroactive effective to the reorganization.

### Tariff Setting Procedures

Under Russian anti-monopoly regulations, operating units of OAO "Svyazinvest", as monopoly carriers, are subject to government tariff regulations restricting the tariffs for their services. The tariffs set by the federal authorities do not generally cover the costs of providing telecommunication services and required capital expenditures for network development. While in 2003 the Company produced an operating income of 1,184,881 thousand Rubles and generated operating cash flows of 2,498,102 thousand Rubles, the existing tariffs formation procedure is one of the major factors resulting in excess of current liabilities over current assets.

### Liquidity and Financial Resources

As of December 31, 2003, the Company's current liabilities exceeded its current assets by 1,780,286 thousand Rubles (2002 - 1,021,359 thousand Rubles). As a result, uncertainties exist as to the Company's liquidity and sufficient future capital resources.

## 1. General Information (continued)

### Liquidity and Financial Resources (continued)

Growing competition on the telecommunications market makes it necessary for the Company to continue large-scale investment in modernization of its existing network. In the previous years the long-term debt market for the Company to finance its investment projects remained limited due to the relatively high cost of such borrowings. Presently the long-term debt market situation has improved, and the long-term financing costs went down accordingly.

However the reporting period saw a decline in all liquidity ratios of the Company, largely due to nonuse of long-term borrowing schemes. As a result, the share of short-term liabilities in the balance sheet structure significantly increased along with a certain reduction in the share of current assets.

The key factors contributing to the growth of short-term liabilities in the reporting period include:

- Reclassification of the first issue bonds from long-term liabilities to short-term liabilities;
- Increase in short term trade liabilities, including due to the lease payments to be effected in 2004.

Management believes that future cash flows from operating activities will be sufficient to finance ongoing operations. Investment activities will be financed from operating cash flows and long-term borrowings in equal parts. The existing short terms liabilities and borrowings may be prolonged or refinanced as necessary. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements, if necessary.

Besides, in 2004 the Company intends to reduce the share of short-term liabilities in the balance sheet structure and, as a consequence, improve its liquidity ratios through implementation of a debt restructuring and debt service cost reduction policy, by taking the following measures:

- Secondary placement of 2nd issue bonds held in treasury with nominal value of 750 million Rubles maturing not earlier than October 4, 2005;
- 3rd bond issue of 2,5 – 3 billion Rubles in the forth quarter, 2004 – the first half of year 2005 with maturities ranging from 3 to 6 years;
- Conclusion of credit agreements with the North-West bank of Sberbank RF (OAO) to obtain long-term financing within the limit of 500 million Rubles established for the Company.

In addition to debt restructuring, management expects further positive effect on the Company's financial standing from implementation of a centralized treasury function since January 1, 2004, that will in particular allow to optimize the Company's borrowings policy.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result should the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

## 2. Summary of Significant Accounting Policies

### Basis of Preparation

The Company maintains its accounting records and prepares its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. The accompanying consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS) are based upon the statutory accounting records that are maintained in accordance with the Russian accounting regulations under the historical cost convention. Those statutory accounting records have been adjusted and reclassified to present the accompanying consolidated financial statements in accordance with IFRS. IFRS include standards and interpretations approved by the International Accounting Standards Board (IASB), International Accounting Standards Committee (IASC) and Standing Interpretations Committee (SIC); interpretations approved by the International Accounting Standards Committee Fund (IASCF). Significant differences exist between the Russian Accounting Regulations and IFRS.

### Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Prior Period Adjustments and Reclassifications

Management of the Company chose to restate opening retained earnings and the results for the year ended December 31, 2002 for previously unrecorded adjustments. These adjustments relate to invoices for interconnection services (these amounts had previously been reflected in the period invoiced) and dividends due to the holders of preferred shares (the dividends had been previously reflected in the reporting period when formally declared).

The effect of these adjustments on previously reported amounts is as follows:

| | **As previously reported** | **Prior period adjustment** | **As restated** |
|---|---|---|---|
| Shareholders' equity, January 1, 2002 | 13,295,269 | (150,434) | **13,144,835** |
| Net income | 482,872 | (9,274) | **473,598** |
| Dividends | (133,769) | 34,327 | **(99,442)** |
| Shareholders' equity, December 31, 2002 | 13,644,372 | (125,381) | **13,518,991** |

Certain amounts in the Company's consolidated financial statements as of December 31, 2002 and for the year then ended were reclassified to conform to the current year's presentation.

## 2. Summary of Significant Accounting Policies (continued)

**Basis of Consolidation**

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31, 2003 and 2002.

*Subsidiaries*

A subsidiary is an entity that is controlled by the Company, directly or indirectly, generally through ownership, of more than 50% of the voting share capital of the entity. These consolidated financial statements include the assets and liabilities, and revenues and expenses of the Company and of subsidiary undertakings, on a line-by-line basis.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. Minority interests reflect the interests in subsidiaries not held by the Company (see Note 12).

Where subsidiaries are not controlled throughout the year, consolidated results include the results of those entities for that part of the year during which control existed, except where the Company has applied the uniting of interests method in accordance with IAS 22 "Business Combination". Under the uniting of interests method, the financial statement items of the combining entities for the period in which the combination occurs are included in the consolidated financial statements as if they had been combined from the beginning of the first period presented.

Where the purchase method is applied to account for the acquisition of subsidiaries in accordance with IAS 22, identifiable assets and liabilities of subsidiaries are stated at their fair value as of the acquisition date. Minority interest at the date of acquisition is determined in proportion to minority shareholders' share in the fair value of the assets and liabilities of the subsidiary at this date. The share of minority shareholders is estimated on the basis of the common voting shares and preferred shares owned by shareholders that do not exercise control over the subsidiary.

Balances and transactions between the Company and subsidiary undertakings, as well as any income from intercompany transactions are eliminated. Income (loss) from intercompany transactions is identified and eliminated only in cases where the assets transferred under relevant transactions have not been sold to third parties (i.e. non-Company entities) and are carried in the balance sheet of a Company entity as of the balance sheet date.

*Associates*

An associate is an entity in which the Company has significant influence, which is usually demonstrated by the Company owning between 20% and 50% of the voting share capital. The Company's investments in associates are accounted for under the equity method from the beginning of significant influence over the associate until the time when the Company ceases to have such significant influence.

Under the equity method, the investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associates.

Unrealized gains and losses arising from transactions with associates are eliminated in proportion to the Company's interest in the associates by adjusting the book value of investments.

## 2. Summary of Significant Accounting Policies (continued)

*Goodwill*

For investments in subsidiaries and associates, any excess of the cost of acquisition over the Company's share in the fair value of net identifiable assets and liabilities of the acquired entity is recognized as goodwill. Goodwill is amortized on a straight-line basis over its useful life as determined by management. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

Goodwill on acquisition of associates is included in the carrying amount of investments in associates.

Upon disposal of investments in a subsidiary or an associate the remaining balance of unamortized goodwill is taken to gains or losses from such disposal.

### Accounting for the Effects of Inflation

In 2000 – 2002 the Russian Federation met the definition of a hyperinflationary economy, as defined by International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). The inflation rate based on the Russian consumer price index ("CPI"), as calculated by the State Committee on Statistics (Goskomstat), was 15.1% for 2002 (18.6% and 20.2% for 2001 and 2000, respectively). Although the cumulative inflation index for the three-year period ended in 2002 was less than 100%, it was considered that the remaining criteria set forth by IAS 29 indicated that the Russian Federation continued to experience conditions that meet the definition of a hyperinflationary economy during 2002.

IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. In applying IAS 29, the Company used conversion factors derived from the Russian CPI.

Effective from January 1, 2003, international accounting and financial reporting bodies have determined that the Russian Federation no longer meets the criteria of IAS 29 for hyperinflation. Beginning 2003, the Company ceased applying IAS 29 and only recognizes the cumulative impact of inflation indexing through December 31, 2002, on non-monetary elements of the financial statements. Transactions undertaken subsequent to December 31, 2002 are reported at actual, nominal amounts except for those involving non-monetary assets and liabilities acquired prior to January 1, 2003. Results of operations (including gains and losses on disposal) involving such assets and liabilities are recognized based on the "restated cost", which was calculated by applying through December 31, 2002 the relevant conversion factors to the carrying values of these assets and liabilities.

### Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currency are translated into Rubles at official Central Bank of the Russian Federation (CBR) exchange rates at the year-end. Transactions denominated in foreign currencies are reported at the CBR rates of exchange at the date of the transaction. Any gains or losses on assets and liabilities denominated in foreign currencies arising from a change in official exchange rates after the date of transaction are recognized as currency translation gains or losses.

Transactions that are conducted in Rubles when the related assets and liabilities are denominated in foreign currencies (or conventional units) are recorded in the Company's consolidated financial statements on the same principles as transactions denominated in foreign currencies.

## 2. Summary of Significant Accounting Policies (continued)

### Property, Plant and Equipment

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of each group of assets as follows:

| | |
|---|---|
| Buildings and constructions | 20-50 years |
| Analogue switches | 20 years |
| Digital switches | 10-15 years |
| Other telecommunications equipment | 20 years |
| Vehicles | 5 years |
| Computers, office and other equipment | 3-5 years |
| Land | Is not depreciated |

Construction in progress is recorded as the total of actual expenses incurred by the Company from the beginning of construction to the reporting date, adjusted for the effect of inflation from the date when such expenses occur to the reporting date in accordance with IAS 29. This includes costs attributable to asset acquisition, construction and other direct costs. Accrual of depreciation begins when fixed assets are put into operation.

Borrowing costs that are directly attributable to the acquisition or construction of fixed assets are capitalized as part of the cost of the related asset when it is probable that they will result in future economic benefits to the Company and the costs can be measured reliably. Capitalization of borrowing costs commences with the beginning of activities to prepare the asset for intended use and lasts until the assets are ready for their intended use.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

IAS 36 requires that the recoverable amount of the assets in question not to exceed the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of assets in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash–generating unit to which the asset belongs.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and betterments are capitalized. Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

The Company's accounting records relating to property, plant and equipment are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates were made by management to present property, plant and equipment in the accompanying financial statements.

## 2. Summary of Significant Accounting Policies (continued)

### Equipment Contributions

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer, and a corresponding deferred income is recognized as a liability in the balance sheet and credited to the statement of operations on the same basis as the equipment is depreciated.

Equipment contributions that do not generate any future income for the Company are not recognized.

Grants received from municipal authorities for the purchase of property, plant and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Aid Information".

### Intangible Assets

Intangible assets acquired separately from the business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding research and development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

### Research and Development Costs

Research and development costs are expensed as incurred.

### Investments

Financial investments include the following three categories: held-to-maturity investments, investments available-for-sale and trading securities.

All investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments that are classified as trading are measured at their fair value. Gains or losses on trading securities are recognized in the income statement and included into income (loss) from financial investments.

Investments that are intended to be held to maturity, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

After initial recognition, investments that are classified as available-for-sale are measured at their fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

## 2. Summary of Significant Accounting Policies (continued)

### Inventories

Inventories are priced at the lower of cost or net realizable value. Cost is determined using the average weighted cost method.

### Accounts Receivable

Accounts receivable are stated at face value, less an allowance for doubtful accounts. An estimate of doubtful debts is made when collection of the full amount is no longer probable.

### Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

### Interest-Bearing Loans and Borrowings

All interest-bearing loans and borrowings are initially recognized at cost of consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at cost plus accrued interest calculated using the effective interest rate method.

### Non Interest-Bearing Loans and Borrowings

Non interest-bearing loans and borrowings are carried at their fair market value estimated by discounting future payments to their present value. Weighted average interest rates are used as an approximation to market interest rates.

### Treasury shares

Treasury shares are recorded in the balance sheet as a decrease of the shareholders' equity in the amount of the acquisition costs. The Company does not recognize gains/losses from transactions with treasury shares. The differences arising from transactions with treasury shares are charged to the capital accounts.

### Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event; settlement of the obligation may require an outflow of resources embodying economic benefits, and the obligation amount can be reliably assessed. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

### Pensions and Other Post-Employment Benefits

Social contributions (including contributions to the state pension fund are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18 %) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

**2. Summary of Significant Accounting Policies (continued)**

**Pensions and Other Post-Employment Benefits (continued)**

The Company's contributions relating to the UST are expensed in the year to which they relate.

Under collective bargaining agreements, the Company also provides post-employment retirement benefits by using defined contribution plans and defined benefit plans. The majority of the Company's employees are eligible to participate under such defined benefit plans based upon a number of factors, including years of service, age and compensation.

Defined contribution plan is a post-employment benefit plan under which the Company's liability is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees whereby actuarial and investment risks fall, in essence, on the Company.

*Defined Benefit Plans*

Employees meeting specific eligibility criteria are eligible to pensions under a defined benefit plan.

The Company has been unable to determine or disclose the assets and liabilities under the existing defined benefit plans as required by IAS 19 "Employee Benefits".

*Defined Contribution Plans*

The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

**Leases**

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated economic useful life of the asset as for own assets within the same class, with consideration of the contractual terms the assets can be used.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

## 2. Summary of Significant Accounting Policies (continued)

### Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:

- Long distance telephone calls - national;
- Long distance telephone calls - international;
- Local telephone calls;
- Installation and connecting fees;
- Documentary services;
- Mobile telecommunication services;
- Radio and TV broadcasting;
- Data transfer and telematic services;
- New services;
- Rent of telephone channels;
- Revenues from telecommunication operators;
- Other telecommunications services;
- Other revenues.

*Long distance calls (national and international)*

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

*Local telephone calls*

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

*Installation and connecting fees*

The Company recognizes installation and connecting fees for indefinite contracts with its subscribers as revenues when the installation and connection are complete.

*Documentary services*

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

*Mobile telecommunication services*

The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

## 2. Summary of Significant Accounting Policies (continued)

**Revenue (continued)**

*Radio and TV broadcasting*

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

*Data transfer and telematic services*

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

*New services*

Major revenues from new services include Internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

*Rent of telephone channels*

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

*Revenues from telecommunication operators*

Revenues collected from telecommunication operators for transmission of their traffic (incoming calls), and interconnection payments to the operators for the Company's traffic are recorded separately as revenue from telecommunication operators and interconnection charges, correspondingly, when the services are provided.

*Other telecommunication services*

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions. The Company recognizes revenues related to other services in the period when the services are rendered.

*Other revenues*

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical maintenance, transportation services, recreation services and sale of products and services provided by auxiliary units.

**2. Summary of Significant Accounting Policies (continued)**

**Income Tax**

Deferred income tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 "Income Taxes".

IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values. The Company's principal temporary differences arise in respect of property, plant and equipment. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability settled based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied: the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.

**Value-Added Tax**

Value-added taxes related to sales are payable to the tax authorities on the accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases and paid to suppliers may be reclaimed, subject to certain restrictions, against VAT related to sales. VAT that is not currently reclaimable as of the balance sheet date is recognized in the balance sheet on a gross basis.

**3. Segment Information**

The Company mostly operates in one industry, i.e. provision of wireline telecommunication services, on the territory of the North-West region of Russia. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment, and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

## 4. Operating Revenues

| | 2003 | 2002 |
|---|---|---|
| **Revenue from subscribers** | | |
| Local telephone services | **4,265,202** | 3,563,497 |
| Long distance telephone services - national | **3,023,356** | 3,062,396 |
| Long distance telephone services - international | **1,452,379** | 1,460,514 |
| Other telecommunications services | **714,062** | 587,848 |
| Installation and connecting fees | **595,214** | 548,949 |
| New services | **437,251** | 264,990 |
| Documentary services | **112,231** | 128,272 |
| Data transfer and telematic services | **103,449** | 63,976 |
| Rent of telephone channels | **95,243** | 73,867 |
| Mobile telecommunications services | **53,310** | 14,907 |
| Radio and TV broadcasting | **22,534** | 19,972 |
| **Total revenue from subscribers** | **10,874,231** | 9,789,188 |
| **Revenue from telecommunication operators** | | |
| Transit of traffic | **1,077,438** | 637,161 |
| **Other services** | **429,653** | 364,260 |
| **Total** | **12,381,322** | 10,790,609 |

Other telecommunication services mainly include revenues from payphone network, one time services like updating subscriber's data, sales of handsets and accessories.

Mobile telecommunication services primarily consist of air time charges, fees for additional mobile services and roaming charges to other mobile operators for services to visiting roaming clients.

Revenue from telecommunication operators primarily consists of charges for incoming traffic from OAO "Rostelecom" as well as telecommunication operators affiliated with OAO "Telecominvest" (Note 29).

Other services primarily consist of revenue from transportation services, maintenance of recreational facilities and other social infrastructure and sale of goods and services provided by non-core subsidiaries.

The Company identifies revenue by the following major customer groups:

| **Customer groups** | 2003 | 2002 |
|---|---|---|
| Residential customers | **6,997,399** | 6,371,150 |
| Corporate customers | **3,437,010** | 3,365,351 |
| Telecommunication operators | **1,077,438** | 637,161 |
| Government customers | **869,475** | 416,947 |
| **Total** | **12,381,322** | 10,790,609 |

## 5. Other Operating Expenses

| | 2003 | 2002 |
|---|---|---|
| General and administrative expenses | **491,392** | 346,692 |
| Rent of premises | **106,399** | 107,111 |
| Bank services | **77,922** | 68,481 |
| Audit and consulting fees | **75,756** | 122,155 |
| Cost of goods sold | **60,994** | 34,650 |
| Advertising expenses | **58,022** | 96,658 |
| Information services | **35,331** | 38,221 |
| Other expenses | **411,123** | 178,554 |
| **Total** | **1,316,939** | 992,522 |

General and administrative expenses included the following:

| | 2003 | 2002 |
|---|---|---|
| Fire and other security services | **127,183** | 61,918 |
| Transportation services | **88,598** | 65,534 |
| Business travel expenses and representation costs | **43,362** | 33,441 |
| Education expenses | **42,354** | 29,486 |
| Payments to Gossvyaznadzor | **36,050** | 48,018 |
| Post services | **13,470** | 22,170 |
| Other expenses | **140,375** | 86,125 |
| **Total** | **491,392** | 346,692 |

## 6. Interest Expense, Net of Interest Income

| | 2003 | 2002 |
|---|---|---|
| Interest income | **(24,044)** | (18,199) |
| Interest expense | **184,253** | 183,869 |
| Interest expense accrued on financial leases | **69,793** | 73,890 |
| Interest expense accrued on vendor financing | **49,427** | 48,859 |
| Less: capitalized interest | **(12,225)** | (9,835) |
| **Total** | **267,204** | 278,584 |

## 7. Income Tax

The income tax charge for the years ended December 31, 2003 and 2002 comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Current income tax expense | **460,671** | 324,975 |
| Deferred income tax benefit | **(201,038)** | 10,880 |
| **Total income tax expense** | **259,633** | 335,855 |

## 7. Income Tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

| | 2003 | 2002 |
|---|---|---|
| **Profit before income tax and minority interest** | **(669,411)** | (810,713) |
| Statutory income tax rate | **24%** | 24% |
| Theoretical tax charge at statutory income tax rate | **160,659** | 194,571 |
| **Increase (decrease) resulting from the effect of:** | | |
| Expenses not deductible for tax purposes | **166,056** | 170,837 |
| Inflationary effect on opening deferred profits tax balance | - | (185,475) |
| Permanent element of net monetary gain | - | 115,889 |
| Other adjustments | **(67,082)** | 40,033 |
| **Total income tax charge for the year at the effective rate of 39% (2002 - 41%)** | **259,633** | 335,855 |

The composition of deferred tax assets and liabilities as of December 31, 2003 and 2002 was as follows:

| | 2003 | 2002 |
|---|---|---|
| *Deferred tax assets:* | | |
| Accounts payable | **124,348** | 318,112 |
| Accounts receivable | **33,614** | 43,831 |
| Other | **20,537** | 130,532 |
| **Deferred tax asset, total** | **178,499** | 492,475 |
| *Deferred tax liabilities:* | | |
| Property, plant and equipment | **1,132,858** | 1,386,665 |
| Investment valuation effect | **154,858** | 212,047 |
| Other | **58,266** | 262,284 |
| **Deferred income tax liability, total** | **1,345,982** | 1,860,996 |
| **Net deferred income tax liability** | **1,167,483** | 1,368,521 |

## 8. Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

| | 2003 | 2002 |
|---|---|---|
| Net income attributable to ordinary shareholders (basic and diluted) | **322,219** | 445,315 |
| Weighted average number of ordinary shares for basic and diluted earnings per share | **733,127,722** | 735,917,222 |
| **Earnings per ordinary share, Rubles (basic and diluted)** | **0.44** | **0.61** |

In 2003 the Company did not issue any additional ordinary shares. Further, the Company had no financial instruments to be converted into additional ordinary shares in accordance with the terms of issue. Therefore the Company did not estimate diluted earnings per share.

The Company did not engage in any other transactions involving ordinary shares or instruments exchangeable for ordinary shares in the period from the reporting date through the date of issue of the accompanying financial statements.

## 9. Dividends Declared and Proposed for Distribution

Dividends declared in 2003 for the year 2002:

| | |
|---|---|
| Dividends on ordinary shares, 0.064 Rubles per share | 47,121 |
| Dividends on preferred shares, 0.14 Rubles per share | 28,283 |
| **Total** | 75,404 |

Approved at the annual shareholder meeting for the year 2003 (see Note 31):

| | |
|---|---|
| Dividends on ordinary shares, 0.083 Rubles per share | **61,081** |
| Dividends on preferred shares, 0.36 Rubles per share | **72,122** |
| **Total** | **133,203** |

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations.

**10. Property, Plant and Equipment**

| | Buildings and constructions | Switches and transmission devices | Construction in progress and equipment for installation | Machinery and other PP&E | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At December 31, 2002 | 21,929,699 | 17,878,750 | 2,214,148 | 4,602,929 | 46,625,526 |
| Additions | - | - | 2,854,957 | - | 2,854,957 |
| Disposals | (264,767) | (445,565) | (29,605) | (176,689) | (916,626) |
| Transfers | 846,025 | 2,175,217 | (3,383,440) | 362,198 | - |
| **At December 31, 2003** | **22,510,957** | **19,608,402** | **1,656,060** | **4,788,438** | **48,563,857** |
| **Impairment** | | | | | |
| At December 31, 2002 | - | - | (1,054,861) | (11,231) | (1,066,092) |
| Recoveries and reversals | - | - | (3,480) | 11,231 | 7,751 |
| **At December 31, 2003** | - | - | **(1,058,341)** | - | **(1,058,341)** |
| **Accumulated depreciation** | | | | | |
| At December 31, 2002 | (13,872,739) | (12,221,047) | - | (3,248,185) | (29,341,971) |
| Charge for the year | (547,857) | (931,103) | - | (335,992) | (1,814,952) |
| Disposals | 157,577 | 413,761 | - | 89,330 | 660,668 |
| **At December 31, 2003** | **(14,263,019)** | **(12,738,389)** | - | **(3,494,847)** | **(30,496,255)** |
| **Net book value as of December 31, 2002** | **8,056,960** | **5,657,703** | **1,159,287** | **1,343,513** | **16,217,463** |
| **Net book value as of December 31, 2003** | **8,247,938** | **6,870,013** | **597,719** | **1,293,591** | **17,009,261** |

The net book value of plant and equipment held under finance leases at December 31, 2003 is 903,236 thousand Rubles (2002 – 86,772 thousand Rubles). Leased assets are pledged as security for the related finance lease obligations (see Note 23).

In 2003, the Company increased construction in progress by 12,225 thousand rubles of capitalized interest (2002 - 9,835 thousand Rubles) (see Note 6).

Property, plant and equipment for the total of 252,796 thousand Rubles as of December 31, 2003 (2002 - 623,009 thousand Rubles) secured the Company's borrowings (see Note 22).

The Company's accounting records relating to fixed assets are not designed to support their presentation in accordance with IAS 16, "Property, Plant and Equipment", IAS 29, "Financial Reporting in Hyperinflationary Economies" and IAS 36, "Impairment of Assets". As such, certain estimates and assumptions were made by management to present fixed assets in the accompanying consolidated financial statements.

In 2004 the Company engaged an independent appraiser to assist in removing existing non-compliances with the requirements of IFRS in accounting for property and equipment referred to above.

### 11. Intangible Assets and Goodwill

| | Goodwill | Licenses | Software | Other | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At December 31, 2002 | 27,450 | 1,834 | 234,200 | 3,998 | 267,482 |
| Additions | - | 2,011 | 560,320 | - | 562,331 |
| Disposals | - | - | - | (38) | (38) |
| **At December 31, 2003** | **27,450** | **3,845** | **794,520** | **3,960** | **829,775** |
| **Accumulated amortization** | | | | | |
| At December 31, 2002 | (16,470) | (216) | (137,245) | (711) | (154,642) |
| Charge for the year | (5,490) | (242) | (81,913) | (98) | (87,743) |
| **At December 31, 2003** | **(21,960)** | **(458)** | **(219,158)** | **(809)** | **(242,385)** |
| **Net book value at December 31, 2002** | **10,980** | **1,618** | **96,955** | **3,287** | **112,840** |
| **Net book value at December 31, 2003** | **5,490** | **3,387** | **575,362** | **3,151** | **587,390** |

Intangible assets include expenses on acquisition of non-exclusive rights to ERP system based on Oracle E-Business Suite software. On June 3, 2003 the Company's Board of Directors approved the decision of OAO "Svyazinvest" dated April 14, 2003 to implement at OAO "Svyazinvest" group companies the ERP system and approved the Oracle E-Business Suite supply agreement with ZAO "Otkrytye Tekhnologii 98".

The total contractual amount is 467,856 thousand Rubles, or approximately 15,460 thousand US dollars. The Company intends to start amortization upon full completion of the system implementation that is expected in 2007. In the meanwhile the intangible asset will be the subject to periodical analysis for impairment.

Goodwill arising on the acquisition on November 15, 2000 of OOO "Artelecom Service" (formerly OOO "AGTS") is amortized on a straight-line basis over the entire useful life estimated by the Company's management at 5 years.

Licenses and software are amortized on a straight-line basis over their estimated useful lives determined equal to the term of the license or the license agreement for software. Useful lives of other intangible assets are 3-10 years.

### 12. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the Company and its subsidiaries listed below:

| Subsidiary | Main Activity | Voting Shares | |
|---|---|---|---|
| | | 2003 | 2002 |
| OOO "Artelecom Service" | Telecommunication services | 77% | 77% |
| OOO "AMT" | Consulting service | 100% | 100% |
| ZAO "Vologodskaya Sotovaya Svyaz" | Telecommunication service | 60% | 60% |

All the above companies are Russian legal entities registered in accordance with Russian legislation.

## 13. Investments in Associates

The Company's investments in associates at December 31, 2003 and 2002 comprised the following:

| Associate | Activity | 2003 Voting shares | 2003 Carrying value | 2002 Voting shares | 2002 Carrying value |
|---|---|---|---|---|---|
| ZAO "Delta Telecom", St. Petersburg | NMT-450 mobile communication services | - | - | 43% | 176,636 |
| ZAO "Vestbalt Telecom", Kaliningrad | Telecommunication services | 28% | **39,728** | 28% | 38,053 |
| SZAO "Medexpress", St. Petersburg | Voluntary insurance services | 35% | **25,848** | 35% | 16,692 |
| ZAO "Northern Clearing Chamber", Vologda | Settlement and clearing systems | 20% | **15,761** | 20% | 12,100 |
| OAO "Telenord", Murmansk | NMT-450 mobile communication services | 25% | **1,285** | 25% | 2,609 |
| ZAO "Neva-Kabel", St. Petersburg | Cable manufacturing and sales | 49% | **394** | 49% | 394 |
| ZAO "Kaliningrad Mobile Systems", Kaliningrad | NMT-450 mobile communication services | 34% | **300** | 34% | 300 |
| Others | | | **23** | | 93 |
| Impairment of investments in associates | | | **(717)** | | (717) |
| **Total** | | | **82,622** | | 246,160 |

All of the above associates are incorporated in Russia, the fiscal year end at all associates on December 31. The carrying value of investments in associates as reported in the accompanying financial statements is equivalent to the Company's share in the investees' net assets (except for investment in ZAO "Neva-Kabel", ZAO "Kaliningrad Mobile Systems" and others that are reported at restated cost).

Pursuant to the Company's Board of Directors' decision of September 2003, the Company sold its participating interest in ZAO "Delta Telecom" (220,630 ordinary shares and 304,316 preferred B-shares) to ZAO "Sky Link", the entity affiliated with OAO "Telecominvest". The carrying value of investment in ZAO "Delta Telecom" at the moment of sale was 138,193 thousand Rubles. The selling price was 132,325 thousand Rubles. A respective entry in the Shareholders' Register confirming transfer of title to the shares was made in December 2003.

Movement in investments in associates in 2003 is presented below:

| | |
|---|---|
| **Investments in associates at December 31, 2002** | **246,160** |
| Share in income (losses) net of dividends received | (25,275) |
| Sale of investments in associates | (138,263) |
| **Investments in associates at December 31, 2003** | **82,622** |

## 14. Investments

As of December 31, 2003 and 2002 the Company's investments comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Long-term investments held-to-maturity | **8,000** | 8,000 |
| Long-term investments available-for-sale | **654,283** | 685,811 |
| **Total long-term investments** | **662,283** | 693,811 |
| | | |
| Short-term investments held-to-maturity | **4,834** | 4,924 |
| **Total investments** | **667,117** | 698,735 |

As of December 31, 2003 investments held-to-maturity included a long-term deposit of 8,000 thousand Rubles.

As of December 31, 2003 and 2002 financial investment available-for-sale comprised the following:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Ownership interest | Fair value | Ownership interest | Fair value |
| **Long-term investments** | | | | |
| OAO "Telecominvest" | **15%** | **615,336** | 15% | 615,336 |
| Other long-term financial investments | | **89,152** | | 92,756 |
| Impairment in value of other financial investments | | **(50,205)** | | (22,281) |
| **Total investments available-for-sale** | | **654,283** | | 685,811 |

Other long-term investments comprise minor investments of the Company in equity of number of commercial entities and banking institutions incorporated in Russian Federation.

## 15. Advances to Suppliers of Equipment

As of December 31, 2003 and 2002 advances to suppliers of equipment comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Advances issued to equipment suppliers | **104,262** | 60,298 |
| Advances issued to contractors under capital construction agreements | **13,314** | 59,389 |
| Other advances issued | **12,433** | - |
| **Total** | **130,009** | 119,687 |

## 16. Inventories

Inventories at December 31, 2003 and 2002 included the following:

| | 2003 | 2002 |
|---|---|---|
| Cable, materials and spare parts for telecommunications equipment | **133,750** | 128,767 |
| Finished goods and goods for resale | **8,839** | 8,628 |
| Other inventories | **89,732** | 91,644 |
| Provision for obsolescence | **(2,341)** | (3,108) |
| **Total** | **229,980** | 225,931 |

## 17. Trade Accounts Receivable

Trade accounts receivable at December 31, 2003 and 2002 comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Trade receivables – telecommunication services | **1,765,144** | 1,600,924 |
| Trade receivables – other | **57,413** | 137,279 |
| Allowance for doubtful accounts | **(827,123)** | (738,260) |
| **Total** | **995,434** | 999,943 |

The Company identified trade receivables by the following major customer groups:

| | 2003 | 2002 |
|---|---|---|
| Residential customers | **1,349,573** | 1,210,215 |
| Corporate customers | **278,714** | 274,817 |
| Government customers | **136,857** | 115,892 |
| **Total** | **1,765,144** | 1,600,924 |

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs denominated in Rubles in effect at the time the calls are made. In limited circumstances, the Company has billed and collected penalties associated with delays in payment and have been able to obtain certain payments through the Arbitrage Courts. In order to further reduce a portion of the risk associated with customer nonpayment, the Company has in certain circumstances negotiated arrangements wherein the Company has accepted payment in goods and services, which are utilized in its non-core business.

## 18. Other Financial Assets

As of December 31, 2003 and 2002, other financial assets included:

| | 2003 | 2002 |
|---|---|---|
| Long-term accounts receivable | **6,219** | - |
| Long-term loans given | **18,723** | 12,827 |
| Other long-term financial assets | - | 16,528 |
| **Total** | **24,942** | 29,355 |

As at December 31, 2003 long-term loans given are carried at amortized cost using the effective interest rate of 13-15%.

### 19. Other Current Assets

As of December 31, 2003 and 2002 other current assets comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Prepayments and advance payments | **58,272** | 117,811 |
| Settlements with personnel | **2,309** | 4,055 |
| Short-term loans given | **8,027** | 5,564 |
| VAT recoverable | **417,727** | 383,782 |
| Prepaid income tax | **9,355** | 37,862 |
| Other prepaid taxes | **11,802** | 21,673 |
| Other receivables | **112,796** | 99,983 |
| **Total** | **620,288** | 670,730 |

### 20. Cash and Cash Equivalents

As of December 31, 2003 and 2002 cash and cash equivalents comprised the following:

| | 2003 | 2002 |
|---|---|---|
| Cash at bank and on hand | **280,631** | 329,454 |
| Short-term deposits with original maturities of three months or less | **1,213** | 9,722 |
| Other cash equivalents | **594** | - |
| **Total** | **282,438** | 339,176 |

The major portion of the Company's cash was deposited with ZAO "North-West Telecombank" (40% of total cash). ZAO "North-West Telecombank" is affiliated with OAO "Telecominvest" where 15% share is held by the Company. The Company also held cash at North-West bank of Sberbank RF (OAO) (28%), Northern Bank of Sberbank RF (OAO) (25%), OAO "Industry and Construction Bank" (4%) and AKB "Moskovsky Delovoy Mir" (OAO) (2% of total cash).

### 21. Share Capital

The share capital account represents the authorized capital of the Company as stated in the charter documents. The Company issued 735,917,222 ordinary shares and 202,022,788 Class A preferred shares as of December 31, 2003.

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Shares | Share capital | Shares | Share capital |
| Preferred shares at par value of 1 Ruble outstanding shares as of December 31 authorized shares | **202,022,788** | **202,023** | 202,022,788 | 202,023 |
| Ordinary shares at par value of 1 Ruble outstanding shares as of December 31 authorized shares | **735,917,222** | **735,917** | 735,917,222 | 735,917 |
| Treasury shares as of December 31 (repurchase price 1,5 Rubles) | **(2,789,500)** | **(8,998)** | - | - |
| **Total share capital** | **935,150,510** | **928,942** | 937,940,010 | 937,940 |

All shares have a par value of 1 Ruble per share. Of the share capital issued as of December 31, 2003, 78% was attributable to ordinary shares, and 22% to Class A preferred shares. The ordinary shareholders are allowed one vote per share.

## 21. Share Capital (continued)

Class A preferred shares are non-voting. All ordinary shares and Class A preferred shares are eligible for distribution of Ruble earnings available in accordance with Russian statutory accounting regulations. Each Class A preferred share is entitled to a minimum annual dividend in the amount 10% of statutory net income available for the last financial year divided by the number of shares constituting 25 percent of the Company's authorized capital. Accordingly, such minimum amounts of dividends due to the holders of preferred shares are accrued as of the end of each reporting year and reflected as liabilities. Dividends on Class A preferred shares may not be less than dividends on ordinary shares. Shareholders of Class A preferred shares have a preferential right to recover the par value of preferred shares in liquidation.

In August 2001 the Company had its Level 1 American Depository Receipt (ADR) Program for ordinary shares registered with the US Securities and Exchange Commission. In September 2001 the Company concluded a Depositary Agreement with JP Morgan Chase Bank as ADR depository. In accordance with the depositary agreement each ADR is equal to 50 ordinary shares of the Company.

The Company's shareholding structure as of December 31, 2003 is as follows:

| | Ordinary shares | | Preferred shares | | Total |
|---|---|---|---|---|---|
| | | % | | % | |
| OAO "Svyazinvest" | 371,382,743 | 50.5% | - | - | 371,382,743 |
| Other legal entities | 320,447,789 | 43.5% | 112,771,793 | 55.8% | 433,219,582 |
| Individuals | 41,297,190 | 5.6% | 89,250,995 | 44.2% | 130,548,185 |
| Treasury shares | 2,789,500 | 0.4% | - | - | 2,789,500 |
| **Total** | **735,917,222** | **100%** | **202,022,788** | **100%** | **937,940,010** |

## 22. Loans and Borrowings

***Long-term borrowings***

As of December 31, 2003 and 2002 long-term borrowings comprised the following:

| **Long-term borrowings** | **2003** | **2002** |
|---|---|---|
| Bank loans: | | |
| Bank loans (Euro) | **460,433** | 449,795 |
| **Total bank loans** | **460,433** | 449,795 |
| **Bonds (Rubles)** | **1,010,685** | 300,000 |
| Vendor financing: | | |
| Vendor financing (US Dollars) | **438,028** | 639,997 |
| Vendor financing (Euro) | **297,960** | 308,331 |
| **Total vendor financing** | **735,988** | 948,328 |
| **Promissory notes (Rubles)** | **1,543** | 15,044 |
| **Borrowings from related parties** | **31,549** | 66,123 |
| **Total long-term borrowings** | **2,240,198** | 1,779,290 |
| Less: current portion of long-term borrowings | **(1,212,078)** | (653,563) |
| **Total long-term borrowings, net of current portion** | **1,028,120** | 1,125,727 |

Loans from related parties as of December 31, 2003 included accounts payable to OAO "Svyazinvest" of 28,595 thousand Rubles (2002 – 63,169 thousand Rubles) and to OAO "Lensvyaz" of 2,954 thousand Rubles (2002 – 2,954 thousand Rubles) (see Note 29).

## 22. Loans and Borrowings (continued)

As of December 31, 2003 long-term borrowings had the following maturity schedule:

| Maturity at face values | Bank loans | Bonds | Vendor financing | Promissory notes | Borrowings from related parties | Total |
|---|---|---|---|---|---|---|
| 2004 | 382,623 | 300,000 | 505,069 | - | 31,024 | **1,218,716** |
| 2005 | 65,075 | - | 121,561 | - | 2,954 | **189,590** |
| 2006 | 12,735 | 225,000 | 65,817 | - | - | **303,552** |
| 2007 | - | 525,000 | 34,752 | - | - | **559,752** |
| 2008 and thereafter | - | - | 14,357 | 15,044 | - | **29,401** |
| **Total, maturity schedule** | **460,433** | **1,050,000** | **741,556** | **15,044** | **33,978** | **2,301,011** |
| **Un-amortized discounts and issue costs** | **-** | **(39,315)** | **(5,568)** | **(13,501)** | **(2,429)** | **(60,813)** |
| **Total, present value** | **460,433** | **1,010,685** | **735,988** | **1,543** | **31,549** | **2,240,198** |

### Bank loans

**Vnesheconombank**

In 1995-1996, the Russian Ministry of Finance (hereinafter, "Minfin") provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the Company's lending agent on behalf of Minfin. Initially the agreement was denominated in Deutschmark (DM). After transition to Euro, the loan was converted to Euro. The interest under this agreement is accrued at floating Plafond C rate, which in 2003 approximated 6.5%, plus 2%. The loan is not collateralized. At the beginning of 2003 the respective Company's liability was 554,634 thousand Rubles. As at the end of 2003 the amount due to Vnesheconombank totaled 675,127 thousand Rubles, including overdue payables of 417,256 thousand Rubles (of which overdue interest accounts for 118,557 thousand Rubles).

### Bonds

On March 6, 2002, the Company issued 300,000 inconvertible bonds with par value of 1,000 Rubles each for the total amount of 300,000 thousand Rubles (1st bond issue). The bonds were placed at a discount of 3.5%. Interest rates varied as follows: starting from July 2002 – at 20% p.a., October 2002, at 19% p.a., April 2003, at 18% p.a., October 2003 and April 2004, at 16% p.a. On April 10, 2004 the Company fully repaid its liabilities under the bond issue.

## 22. Loans and Borrowings (continued)

### *Long-term loans (continued)*

**Bonds (continued)**

In July 2003 the Company registered issue of 1,500,000 coupon bonds with par value of 1,000 Rubles each and effected placement on October 8, 2003 (2nd bond issue). The bonds carry 16 coupons. Payments under the first coupon are due on the 91$^{th}$ day since the bond placement date, and other coupon payments are effected every 91 day. The interest rate under coupons 1, 2, 3, and 4 is set at 14,2 % p.a. The interest rate under coupons 5 through 8 is 13,2% p.a. The interest rate under coupons 9 through 16 is to be determined by the Board of Directors and communicated to stakeholders by way of publication in *Vedomosti* and/or *Izvestiya* newspapers not later than 14 days before the eighth coupon period completion date. The nominal bond value is repayable in installments as follows: 30% - on the 1092$^{th}$ from the bond placement date, 30% on the 1274$^{th}$ day, and the remaining 40% matures on October 3, 2007, i.e. 1456 days from the date of placement. In addition, in accordance with the terms of issue, the Company is obliged to secure the bondholders' right to demand that the Company repurchase the bonds during the last 14 days of the eighth coupon period (September 21, 2005 through October 5, 2005).

In late 2003, to reduce the Company's 2nd bond issue service costs and enhance utilization of own and borrowed financial resources, management decided to repurchase half of the bond issue to sell the bonds on the secondary market as and when necessary to finance investment projects. As of December 31, 2003 the Company owned 750,000 thousand Rubles worth of 2nd issue bonds repurchased at face value.

Pursuant to IAS 39, the Company recognizes the bonds less issuance costs. Since the Company is obliged to secure the bondholders' right to demand that the Company repurchase the bonds over the last 14 days of the eighth coupon period, the issuance costs are amortized using the effective interest method through the last day of the said period (October 5, 2005). The bond issuance costs totaled 43,342 thousand Rubles, and the un-amortized portion as of December 31, 2003 was 39,615 thousand Rubles.

**Vendor Financing**

Long-term vendor financing outstanding as of December 31, 2003 was as follows:

| Vendor | Currency | Maturity | Contractual interest rate | Amount outstanding |
|---|---|---|---|---|
| Mitsui | EUR | 2004 | LIBOR + 3% | 342,482 |
| Siemens | EUR | 2007 – 2008 | 7.5%; Euribor + 3% | 239,197 |
| Lucent Technologies | EUR | 2006 | 6.6% – 9% | 50,214 |
| Elsis - Kaliningrad | USD | 2005 | 8.42% | 39,862 |
| Iskratel | USD, EUR | 2004-2006 | 0%, 8% | 26,171 |
| Dialog-Seti | USD | 2005 | 0% | 19,140 |
| Kvantintercom | USD | 2004, 2011 | 0% | 8,101 |
| Others | USD,EUR | 2004-2005 | 0% | 10,821 |
| **Total** | | | | **735,988** |

The amount outstanding under interest-free loans as of December 31, 2003, represents the present value of future contractual payments. Interest under the agreements is charged based on average weighted annual interest rate inclusive of all interest-bearing loans received by the Company in the respective period and denominated in the respective currency. The interest rate computed as described above ranged from 7.5% to 8.5%.

### 22. Loans and Borrowings (continued)

***Long-term loans (continued)***

**Promissory Notes**

In 2000 the Company issued interest-free promissory notes maturing in 2015-2016 for 15,044 thousand Rubles. In 2001 the notes were reissued under a contract of novation. The amount outstanding as of December 31, 2003 represents the present value of payments totaling to 1,543 thousand Rubles.

***Short-term borrowings***

As of December 31, 2003 short-term borrowings comprised the following:

| | 2003 | 2002 |
|---|---|---|
| **Short-term borrowings** | | |
| Bank loans: | | |
| Bank loans (Rubles) | **8,100** | 207,901 |
| Bank loans (Euro) | **214,694** | 127,171 |
| **Total bank loans** | **222,794** | 335,072 |
| **Bonds (Rubles)** | **35,424** | 12,428 |
| Vendor financing | | |
| Vendor financing (Euro) | **403** | - |
| **Total vendor financing** | **403** | - |
| **Total short-term borrowings** | **258,621** | 347,500 |

As of December 31, 2003 borrowings include interest payable of 251,391 thousand Rubles (2002 – 139,691 thousand Rubles).

**Bank loans**

In 2003 the Company entered in loan agreements with the following banks: AKB "Moskovsky Delovoy Mir" (OAO), AKB "Avtobank-Nikoil" (OAO), OAO "Alfa-Bank", ZAO "North West Telecombank". Interest rate on loans obtained from the banks varied in the range of 12%-17% p.a. for Ruble-denominated loans and 10% p.a. for the currency loan. Telecommunication equipment was pledged to secure the loans. The loans were obtained to finance day-to-day operation of the Company (working capital replenishment).

**Bonds**

The short-term liabilities as of December 31, 2003 include coupon yield accrued on long-term Company's bonds issued in 2002 and 2003.

**Vendor Financing**

In 2003 the Company did not enter in short-term vendor financing agreements. Liability outstanding as of December 31, 2003 comprises interest accrued under the existing long-term vendor financing agreements.

## 23. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2003 are as follows:

| | Minimum payments | Present value of payments |
|---|---|---|
| Current portion | **370,954** | **235,169** |
| 2 to 5 years | **737,814** | **494,729** |
| 5 years and more | **629** | - |
| Total minimum lease payments | **1,109,397** | - |
| Less amounts representing finance charges | **(379,499)** | - |
| Present value of minimum lease payments | **729,898** | **729,898** |

In 2003, effective interest rate on leasing liabilities ranged from 16% to 23% per annum (2002 - 24%).

In 2003 and 2002, the Company's primary lessors were OAO "RTC-Leasing" and OAO "Leasing-Telecom" (entities affiliated with OAO "Telecominvest").

OAO "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment under finance lease contracts. The Company's obligations under capital leases to OAO "RTC-Leasing" as at December 31, 2003 comprised 642,419 thousand Rubles (2002 - 43,420 thousand Rubles) including 613,803 thousand Rubles of principal amount (2002 - 43,420 thousand Rubles) and 28,616 thousand Rubles of interest payable (2002 - nil).

OAO "Leasing Telecom" purchases vehicles from domestic and foreign suppliers and leases the equipment under finance lease contracts. The Company's liability to OAO "Leasing Telecom" under the contracts as of December 31, 2003 were 94,602 thousand Rubles (2002 – 58,117 thousand Rubles), including 30,613 thousand Rubles (2002 – 10,963 thousand Rubles) of principal amount and 63,989 thousand Rubles (2002 – 47,154 thousand Rubles) of interest.

Pursuant to the agreements concluded with OAO "RTC-Leasing", the lessor is entitled to adjust the lease payment schedule in the event of certain changes in the economic environment, in particular, change in the refinancing rate of the Central Bank of Russian Federation.

## 24. Trade Accounts Payable and Accrued Liabilities

As of December 31, 2003 and 2002 the Company's trade accounts payable and accrued liabilities comprised:

| | 2003 | 2002 |
|---|---|---|
| Trade accounts payable | **319,213** | 311,231 |
| Advances received from subscribers | **254,507** | 351,601 |
| Accounts payable for capital expenditures | **375,182** | 317,256 |
| Salaries and wages payable | **341,291** | 164,021 |
| Accounts payable for other services | **66,856** | 43,954 |
| Other accounts payable | **115,885** | 269,479 |
| **Total** | **1,472,934** | 1,457,542 |

### 25. Tax and Social Security Payable

As of December 31, 2003 and 2002 the Company had the following taxes outstanding:

| | 2003 | 2002 |
|---|---|---|
| VAT payable | **424,858** | 370,866 |
| Unified social tax | **124,866** | 67,155 |
| Property tax | **42,855** | 41,343 |
| Sales tax | **27,237** | 44,079 |
| Personal income tax | **17,998** | 16,323 |
| Income tax (overpaid) | **(6,059)** | 28,277 |
| Other | **14,325** | 25,029 |
| **Total** | **646,080** | 593,072 |

### 26. Pension Plans and Employee Benefits

In addition to statutory pension benefits, the Company also contributes to defined benefit plans, which cover most of its employees. Non-government pension fund ("NPF") "Telecom-Soyuz" maintains the plans. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula recognizing minimal statutory pension, length of service both in the Company and in the telecommunications industry, as well as final average earnings and position in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages. The Company makes contributions to the pensions funds as a set percentage of the employees' salaries or in the amount set forth in the agreement with the pension fund subject to a specific pension arrangement.

As described in Note 2, the Company has not made an actuarial determination of current debt under these agreements, and hence does not make a disclosure required under IAS 19, pertaining to the value of obligations and assets of the plan as of December 31, 2003.

In 2004 the Company engaged an independent actuary to assist in removing existing non-compliances with the requirements of IFRS in accounting for post-employment benefits referred to above.

### 27. Commitments and Contingencies

#### General contingencies

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariffing policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements, as they become known and estimable.

## 27. Commitments and Contingencies (continued)

### Tax laws and regulations

Legislation and regulations regarding taxation and foreign currency transactions in Russia continue to evolve as the government manages the transformation from a command to a market-oriented economy.

During 2002, the Russian Federation enacted a new Tax Code with significant modifications from the prior law. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Instances of inconsistent opinions are not unusual.

The Company believes that it has paid or accrued all taxes that are applicable. Where practice concerning the provision of taxes was unclear, the Company has accrued tax liabilities based on management's best estimate. The Company's policy is to accrue for contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. No such accruals have been made as of December 31, 2003.

Because of the uncertainties associated with the Russia tax and legal systems, the ultimate amount of taxes, penalties and interest assessed, if any, may be in excess of the amount expensed to date and accrued as of December 31, 2003.

### Insurance coverage

The Russian insurance industry is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. During 2003, the Company did not maintain insurance coverage on a significant part of their property, plant and equipment asset bases, business interruption, or third party liability in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that the loss of destruction of certain assets could have a material adverse effect on the Company's operation and financial position.

### Litigations, claims and assessments

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience of judges and courts in interpreting legislation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. The financial statements do not include any adjustment that may result from these uncertainties.

### Telecommunication Reforms

On January 1, 2004 a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The new law may increase the regulation of the Company's operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

## 27. Commitments and Contingencies (continued)

### Telecommunication Reforms (continued)

Under the new law, the Company is obliged to establish services under similar circumstances and equal conditions for connecting telecommunications networks and for carrying traffic from communications operators rendering similar services and to render connection services and the services involved in carrying traffic to these operators under the same terms and of the same standard, like for its own structural subdivisions and for affiliated parties.

According to the new telecommunication law, the individual subscriber has an option for local service to be paid based on subscription or by-the-minute payment system.

The new law creates a Universal Service Charge calculated as a percentage of revenue, which is planned to be introduced from 2005.

Management cannot predict with any certainty how the new law will affect the Company.

### Guarantees and pledges

The Company stands as payment guarantor of third parties' liabilities totaling to 848,879 thousand Rubles (2002 – 2,159 thousand Rubles), of which for certain OAO "RTC-Leasing" loans 846,333 thousand Rubles. The Company pledged 252,796 thousand Rubles worth of property as a security (2002 – 623,009 thousand Rubles). Company's management does not anticipate any material liabilities to arise in connection with the security pledge.

## 28. Outstanding Contract Obligations

### Capital investments

At December 31, 2003 the Company has commitments of approximately 1,060,343 thousand Rubles for capital investments into modernization and expansion of its network (2002 - 1,192,524 thousand Rubles).

### Oracle E-Business Suite Implementation

In accordance with the 2004 budget, the Company plans to invest in the Oracle E-Business Suite-based ERP implementation 161,700 thousand Rubles during the next year.

**29. Related Parties Disclosures**

The Company's consolidated financial statements included the following amounts as of December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| **Accounts receivable from related parties:** | | |
| OAO "Telecominvest" and affiliated companies other than OAO "RTC-Leasing" | **52,623** | 160,007 |
| OAO "Lensvyaz" | **2,459** | 3 |
| ZAO "VestBalt Telecom" | **1,174** | 611 |
| SZAO "Medexpress" | **1,022** | 54 |
| ZAO "Sankt-Peterburgskiy Centr Electrosvyazy" | **658** | - |
| OAO "Tele-Nord" | **480** | 452 |
| ZAO "Kolatelecom" | **388** | 1,064 |
| OOO "Bona" | **324** | 324 |
| ZAO "Neva Cable" | **214** | 132 |
| OOO "Novgorod Datacom" | **155** | 199 |
| ZAO "Kaliningradskiye Mobilniye Systemy" | **50** | 9 |
| OAO "Zentralny Telegraph" | **28** | - |
| OAO "Uralsvyazinform" | **11** | 3 |
| OAO "Yuzhnaya Telecommunicazionnaya Companiya" | **9** | 15 |
| OAO "Rostelecom" | **8** | 27 |
| OAO "CenterTelecom" | **6** | - |
| OAO "VolgaTelecom" | **3** | - |
| **Total accounts receivable from related parties** | **59,612** | **162,900** |
| | | |
| **Accounts payable to related parties:** | | |
| OAO "RTC-Leasing | **642,419** | 43,420 |
| OAO "Rostelecom" | **274,636** | 115,631 |
| OAO "Telecominvest" and affiliated companies other than OAO "RTC-Leasing" | **121,357** | 175,188 |
| OAO "Lensvyaz" | **3,749** | 1 |
| SZAO "Medexpress" | **1,061** | 717 |
| OOO "Novgorod Datacom" | **281** | 302 |
| ZAO "Kolatelecom" | **180** | - |
| ZAO "Registrator-Svyaz" | **152** | 218 |
| ZAO "Sankt-Peterburgskiy Centr Electrosvyazy" | **39** | 3 |
| OAO "CenterTelecom" | **22** | - |
| ZAO "Neva Cable" | **7** | 1,444 |
| OAO "Uralsvyazinform" | **1** | 15 |
| OAO "Zentralny Telegraph" | **1** | - |
| Non-commercial partnership "Center for Research of Problems in Development of Telecommunications" | **-** | 15,007 |
| OAO "Yuzhnaya Telecommunicazionnaya Companiya" | **-** | 2 |
| **Total accounts payable to related parties** | **1,043,905** | **351,948** |

## 29. Related Parties Disclosures (continued)

| | 2003 | 2002 |
|---|---|---|
| **Sales to related parties:** | | |
| OAO "Telecominvest" and affiliated companies other than OAO "RTC-Leasing" | **898,460** | 496,796 |
| OAO "Rostelecom" | **233,881** | 21,753 |
| OAO "Lensvyaz" | **34,640** | 29,788 |
| ZAO "VestBalt Telecom" | **6,691** | 921 |
| SZAO "Medexpress" | **5,254** | 370 |
| ZAO "Kolatelecom" | **2,913** | 356 |
| OOO "Novgorod Datacom" | **2,717** | 282 |
| OAO "Tele-Nord" | **2,518** | 838 |
| ZAO "Neva Cable" | **1,447** | 1,650 |
| OAO "CenterTelecom" | **181** | - |
| OOO "Policomp" | **168** | 143 |
| OAO "Zentralny Telegraph" | **147** | 101 |
| ZAO "Sankt-Peterburgskiy Centr Electrosvyazy" | **128** | - |
| OAO "Uralsvyazinform" | **109** | 25 |
| ZAO "Kaliningradskiye Mobilniye Systemy" | **102** | 17 |
| OAO "Yuzhnaya Telecommunicazionnaya Companiya" | **57** | - |
| OAO "VolgaTelecom" | **12** | 83 |
| ZAO "Registrator-Svyaz" | **-** | 3 |
| ***Total sales to related parties*** | **1,189,425** | **526,126** |
| | | |
| **Purchases from related parties:** | | |
| OAO "Rostelecom" | **1,838,143** | 1,480,035 |
| OAO "RTC-Leasing" | **865,619** | 224,796 |
| OAO "Telecominvest" and affiliated companies other than OAO "RTC-Leasing" | **451,810** | 104,327 |
| Non-commercial partnership "Center for Research of Problems in Development of Telecommunications" | **102,207** | 110,461 |
| OAO "Lensvyaz" | **34,480** | 25,359 |
| SZAO "Medexpress" | **28,361** | 22,615 |
| ZAO "Neva Cable" | **16,485** | 18,930 |
| ZAO "Sankt-Peterburgskiy Centr Electrosvyazy" | **8,954** | 827 |
| OAO "Gyprosviaz" | **5,906** | 5,406 |
| ZAO "Kolatelecom" | **4,683** | 398 |
| OOO "Novgorod Datacom" | **4,030** | 543 |
| ZAO "Registrator-Svyaz" | **3,009** | 1,997 |
| OAO "Tele-Nord" | **1,175** | 342 |
| OOO "Policomp" | **1,108** | 1,320 |
| OAO "VolgaTelecom" | **693** | - |
| OAO "CenterTelecom" | **368** | 162 |
| OOO "Zentrum" | **95** | 16 |
| ZAO "Kaliningradskiye Mobilniye Systemy" | **30** | - |
| OAO "Uralsvyazinform" | **27** | 68 |
| OAO "Zentralny Telegraph" | **7** | - |
| ZAO "VestBalt Telecom " | **1** | - |
| OAO "Yuzhnaya Telecommunicazionnaya Companiya" | **-** | 82 |
| **Total purchases from related parties** | **3,367,191** | **1,997,684** |

**29. Related Parties Disclosures (continued)**

***OAO "Svyazinvest"***

The Company regards OAO "Svyazinvest" as its parent entity. OAO "Svyazinvest" was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OAO "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OAO "Svyazinvest". It has general authority to regulate tariffs and does regulate domestic long distance tariffs to a limited extent. In addition, the Ministry of Communications and Informatization of the Russian Federation has control over the licensing of providers of telecommunications services.

As at December 31, 2003 and 2002 the Company had an outstanding amount payable to Svyazinvest under a loan agreement (see Note 22).

***OAO "Rostelecom"***

OAO "Rostelecom", a majority-owned subsidiary of OAO "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OAO "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. OAO "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

***OAO "RTC-Leasing"***

OAO "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment. In October 2003, OAO "Rostelecom" which owned 27% of ordinary shares of OAO "RTC-Leasing" and exercised financial and operational control over the company's activities, sold all shares of OAO "RTC-Leasing" to an entity affiliated with OAO "Telecominvest". As a result of this transaction, starting from December 1, 2003 OAO "RTC-Leasing" has not formed part of OAO "Svyazinvest" group but continued to be a related party to OAO "Telecominvest" where the Company holds a 15% participating interest.

***Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"***

Non-commercial partnership "Center for Research of the Problems in Development of Telecommunications" (hereinafter "the Non-Commercial Partnership") is an entity related to OAO "Svyazinvest". The Company has an agreement with the Non-Commercial Partnership, under which it provides financing for mutually beneficial projects undertaken by the Non-Commercial Partnership on behalf of the Company and other subsidiaries and associates of Svyazinvest. Payments to the Non-Commercial Partnership included in other operating expenses in accompanying consolidated statement of operations for the year ended December 31, 2003 amounted to 102,207 thousand Rubles (2002 – 82,657 thousand Rubles).

***NPF "Telecom-Soyuz"***

For 1997-2002 the Company has concluded several pension plans agreements with NPF "Telecom-Soyuz". The Company is liable to effect fixed payments in the amount agreed between the parties on an annual basis.

**29. Related Parties Disclosures (continued)**

*NPF "Telecom-Soyuz" (continued)*

Total payments effected by the Company under non-governmental retirements schemes in 2003 and 2002 were 66,107 thousand Rubles and 56,945 thousand Rubles, respectively (inclusive of all acquisitions). The contributions due for 2004 are established at 68,626 thousand Rubles.

***Transactions with government organizations***

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 49% of gross trade accounts receivable as of December, 2003 (2002 – 47%). Amount outstanding from government subscribers as of December 31, 2003, amounted to 892,449 thousand Rubles (2002 – 819,914 thousand Rubles), including 755,642 thousand Rubles of compensation of tariffs of benefit categories of population (2002 - 704,022 thousand Rubles).

***Associates***

The Company also provided services to other associates, including connection to public network, and rent of space for equipment and offices. The total effect of these transactions on the Company's financial position is insignificant.

***Compensation of the Company's management***

The Company's Board of Directors included the following persons as of December 31, 2003:

Chair of the Board of Directors:
- Yashin Valery Nikolayevich, General Director, OAO "Svyazinvest"

Board members:
- Belov Vadim Evgenievich, Deputy General Director, OAO "Svyazinvest";
- Bilibin Yury Alexandrovich, Assistant General Director, OAO "Svyazinvest";
- Gogol Alexander Alexandrovich, Rector, St. Petersburg State Telecommunications University named after M. Bonch-Bruevich;
- Ikonnikov Alexander Vyacheslavovich, Director, Investors Rights Protection Association;
- Lyebedinets Oleg Anatolievich, Analytical Director, Brunswick Asset Management;
- Levkovsky Dmitry Vladimirovich, Vice-President, NCH Advisors Inc;
- Ragozina Irina Mikhailovna, Corporate Management Director, OAO "Svyazinvest";
- Rodionov Ivan Ivanovich, Managing Director, AIG-Brunswick Capital Management;
- Soldatenkov Sergei Vladimirovich, General Director, OAO "MegaFon";
- Sysoyev Alexander Abramovich, Deputy General Director, OAO "Telecominvest".

In 2003 compensation (bonuses, benefits and privileges) to the members of the Board totaled 34,891 thousand Rubles (2002 – 13,218 thousand Rubles).

### 30. Financial Instruments

**Fair value**

The management believes that the value at which the financial instruments are carried in the accompanying consolidated balance sheet as of December 31, 2003 and 2002, approximates their fair value.

**Interest rate risk**

The following table presents the carrying amount, by maturity, of the Company's financial instruments that are exposed to interest rate risk:

| December 31, 2003 | < 1 year | 1-5 years | > 5 years | Total |
|---|---|---|---|---|
| *Fixed rate* | | | | |
| Short-term borrowings | 43,584 | | | 43,584 |
| Long-term borrowings | 445,306 | 880,688 | 8,836 | 1,334,830 |
| Finance lease obligations | 235,169 | 494,729 | | 729,898 |
| *Floating rate* | | | | |
| Long-term borrowings | 766,772 | 138,596 | | 905,368 |
| Short-term borrowings | 215,037 | | | 215,037 |

Interest on financial instruments classified as floating rate is repriced at intervals less than one year. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The table above is reflective of the present value of interest-free liability under supplier credits, long-term promissory notes issued and loans obtained from related parties classified as fixed rate liabilities totaling 95,375 thousand Rubles as of December 31, 2003. Interest is charged based on average weighted annual interest rate inclusive of all interest-bearing loans received by the Company in the respective period and denominated in the respective currency.

Interest risk is generally related to floating rate and fixed rate debts denominated mostly in US Dollars and Euro. As of December 31, 2003 approximately 35% of all Company's borrowings were floating rate debts.

As of December 31, 2003 outstanding Company's liabilities totaled 3,228,717 thousand Rubles of which approximately 1,120,405 thousand Rubles were floating rate ones. The floating rate payable is generally determined based on the London Interbank Offered Rate (LIBOR), European Interbank Offered Rate (EURIBOR), or the German Export Lending Rate (Plafond-C).

The Company does not use such financial instruments as interest swap or forward rate agreements to hedge its interest risks.

**Currency risk**

The currency risk is generally related to the Company's currency-denominated liabilities. Outstanding as of December 31, 2003 the Company's amounts payable to the supplies of 71 million Rubles were denominated in different foreign currencies. Euro and US dollars denominated vendor financing including related interests payable at the year end amounted to 298 million Rubles and 438 million Rubles, respectively. The Company's loans comprised 675 million Rubles and 32 million Rubles of Euro and US dollars denominated loans, respectively. US dollars denominated finance lease obligations outstanding as of December 31, 2003 amounted 55 million Rubles.

### 30. Financial Instruments (continued)

**Currency risk (continued)**

The Company's financial statements are presented in Russian Rubles. To the extent that the Company is vulnerable to currency fluctuations, it may incur currency exchange gains or losses.

The Company does not use such financial instruments as forward exchange contracts and currency options to hedge the risks.

### 31. Subsequent Events

**Accession of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic**

On April 15, 2004 an extraordinary shareholders' meeting of OAO "North-West Telecom" was held and decision was taken to reorganize OAO "North-West Telecom" through accession of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic.

The merger will be effected by way of converting the acquired entities' shares into the Company's shares and transferring all rights and liabilities of the acquired entities to the Company. Shareholders of the acquired entities will become the Company's shareholders, the acquired entities' shares will be paid off, and the acquired entities will cease to be separate legal entities.

The conversion rates are stipulated in the draft Merger Agreement between OAO "Lensvyaz", OAO "Svyaz" of Komi Republic and the Company and are as follows:

- 0.0268 ordinary nominal uncertificated OAO "Lensvyaz" shares are converted into one ordinary nominal uncertificated the Company's share;
- 0.0268 preferred nominal uncertificated OAO "Lensvyaz" shares are converted into one preferred nominal uncertificated the Company's share;
- 4.0 ordinary nominal uncertificated OAO "Svyaz" of Komi Republic shares are converted into one ordinary nominal uncertificated the Company's share;
- 4.0 preferred nominal uncertificated OAO "Svyaz" of Komi Republic shares are converted into one preferred nominal uncertificated the Company's share.

The conversion rates have been calculated based of the estimated value relationship between shares of the Company, OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic, by comparison with comparable companies, and by analyzing discounted cash flows, net asset worth and comparable transactions.

**Sale of investments**

In January 2004 the Company's Board of Directors took a decision to withdraw from participation in the following NMT-450 mobile telecom operators: ZAO "Vologodskaya Sotovaya Svyaz" by selling 33,000 ordinary nominal shares; OAO "Kaliningrad Mobile Networks" by selling 26,130 ordinary nominal shares; and OAO "Tele-Nord" by selling 5,000 ordinary nominal shares. In accordance with this decision the Company has ceased participation in OAO "Kaliningrad Mobile Networks" since May 5, 2004, in ZAO "Vologodskaya Sotovaya Svyaz" since April 30, 2004 and in OAO "Tele-Nord" since June 3, 2004.

In accordance with the Subsidiary Reorganization Model approved on June 30, 2004 by the Board of Directors, the Company's participating interests in banking institutions are to be disposed. According to the subsidiary reorganization time schedule the sale of the shares in banks is scheduled in the first quarter of 2005.

## 31. Subsequent Events (continued)

**Finance lease agreements with OAO "RTC-Leasing"**

In 2004, the Company entered into several finance lease agreements with OAO "RTC-Leasing" (see Note 29). Total cost of equipment leased under these agreements, inclusive of installation and other capitalized services, approximated 68,491 thousand Rubles, with the respective non-discounted future cash flows totaling approximately 109,942 thousand Rubles.

**Dividends**

On June 30, 2004, the general meeting of the Company's shareholders approved dividends for 2003 in the amount of 0.36 Rubles per preferred share and 0.083 Rubles per ordinary share. Total dividends declared amounted to 72,122 thousand Rubles and 61,081 thousand Rubles for preferred and ordinary shares, respectively. Dividends for the year ended December 31, 2003, are payable during 2004. The dividends to holders of preferred shares of 72,122 thousand Rubles and 28,283 thousand Rubles were reflected in the financial statements as of December 31, 2003 and 2002, respectively. The dividends to holders of ordinary shares for the year ended December 31, 2003 will be reflected in the financial statements for the year ended December 31, 2004 (see Notes 9 and 21).

**Tariffs for telecom services**

Since January 2004 tariffs for local and intercity telephony have not been changed. Tariffs for long-distance international calls services have been increased on the average by 49%.

**Claims**

The Company is a plaintiff in a number of proceedings against the RF Ministry of Defense, Ministry of Labor and Social Development and Ministry of Finance over losses incurred in connection with preferential tariffing schemes available to certain groups of subscribers under the Federal Laws "On Veterans" and "On Social Protection of Disabled People in the RF" totaling to some 426,000 thousand Rubles, of which claims for approx. 407,000 thousand Rubles have been satisfied in the court of first instance. The RF Ministry of Finance appealed against the first instance court ruling. The appeal hearing is scheduled for August 2004.

In 2004 the Company filed more debt actions over preferential tariff compensation for 2001-2003 totaling to 470,000 thousand Rubles.

This is not yet probable that the amounts above will be recovered by the Company.

**OAO "Svyazinvest" audit by the Audit Chamber**

In 2003 the RF Federal Assembly instructed the Audit Chamber to audit OAO "Svyazinvest", a majority shareholder of the Company. As part of the assignment, apart from OAO "Svyazinvest" the Audit Chamber also audited the Company itself. As of the issue date of these financial statements management has not been notified about conclusions made by the Audit Chamber and action steps that might be required from the Company based on the results of the audit. The potential impact of the contingency, if any, is impossible to determine at present.

## 31. Subsequent Events (continued)

### Value added tax (VAT) rate reduction

Since January 1, 2004 the VAT rate was reduced from 20% to 18%.

### VAT on borrowed funds

***Constitutional Court Resolution***

In 2004, Resolution No. 169-O of the Constitutional Court of the Russian Federation dated April 8, 2004 has become publicly available. The Resolution has the possible effect of deferring the timing in which companies are able to offset input VAT to the extent the creation of such VAT is deemed to be attributable to the utilization of borrowed funds. Practical interpretation by taxing authorities of this Resolution may result in a material adverse impact on the Company's financial condition and further change the classification of the amount of input VAT currently reported as current assets. As of the date of this report, management is unable to predict the outcome of this uncertainty.

## BALANCE SHEET

| | | | CODE |
|---|---|---|---|
| | | form № 01 OKUD | 0710001 |
| as for | **March 31, 2004** | Date (year, month, day) | |
| Organization | **North-West Telecom** | OKPO | **01166228** |
| Taxpayer Identifical Number | **7808020593** | TIN | 7808020593 |
| Areas of activity | **communication** | OKDP | 64.20.11,12,22,3,21 |
| Organizational and Legal form/form of Ownership | Joint-Stock Company | OKOPF/OKFS | **47/34** |
| Unit of measures | **thousand roubles** | OKEI | **384** |
| Adress | 14/26 ul. Gorokhovaya, St.Petersburg, 191186 | | |
| | | Date of approval | |
| | | Date of mailing (acceptance) | 4/30/2004 |



| ASSETS | Explanation | Code indices | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. NON-CURCULATION ASSETS** | | | | | |
| Intangible assets | | 110 | 110 | 10 | 517 |
| Fixed assets | | 120 | 120 | 13,491,196 | 13,168,780 |
| Capital investment | | 130 | 130 | 576,821 | 617,805 |
| Profitable investment in stock of material and capital equipment | | 135 | 135 | | |
| Long-term financial investment | | 140 | **140** | 163,369 | 163,366 |
| including: | | | | | |
| investment in subsidaries | | | 141 | 77,204 | 77,204 |
| investment in associate companies | | | 142 | 33,092 | 33,092 |
| investment in other companies | | | 143 | 30,047 | 30,044 |
| other long-term financial investment | | | 144 | 23,026 | 23,026 |
| Hold over tax assets | | 145 | 145 | 261,047 | 299,662 |
| Other non-curculation assets | | 150 | 150 | 736,193 | 947,764 |
| **Total for section I** | | 190 | **190** | 15,228,636 | 15,197,894 |

| ASSETS | Explanation | Code indices | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **II.CURCULATION ASSETS** | | | | | |
| Resource | | 210 | **210** | 315,681 | 355,384 |
| *including:* | | | | | |
| raw material,materials and other similuar values | | 211 | 211 | 220,214 | 236,637 |
| expenditures in work-in-process (turnover costs) | | 213 | 213 | 582 | 66 |
| finished products and goods for resale | | 214 | 214 | 10,953 | 10,173 |
| shipped goods | | 215 | 215 | | |
| deffered expences | | 216 | 216 | 83,932 | 108,508 |
| other stock and expences | | 217 | 217 | | |
| Value added tax on acquired values | | 220 | 220 | 615,000 | 424,346 |
| Account receivable (expected in over 12 months after date of the report) | | 230 | **230** | 46,601 | 43,522 |
| *including:* | | | | | |
| customers and principal | | 231 | 231 | 6,218 | 6,202 |
| advance receivable | | | 232 | 2,123 | 2,100 |
| other debtors | | | 233 | 38,260 | 35,220 |
| Account receivable (expected within 12 months after date of the report) | | 240 | **240** | 1,121,575 | 1,528,713 |
| *including:* | | | | | |
| customers and principal | | 241 | 241 | 971,548 | 1,349,030 |
| advance receivable | | | 242 | 62,953 | 81,206 |
| other debtors | | | 243 | 87,074 | 98,477 |
| Sort-term financial investment | | 250 | 250 | 6,841 | 206,528 |
| Money funds | | 260 | 260 | 279,988 | 263,629 |
| Other curculation assets | | 270 | 270 | 507 | 1,608 |
| **Total for section II** | | 290 | **290** | 2,386,193 | 2,823,730 |
| **BALANCE (sum of lines 190+290)** | | 300 | **300** | 17,614,829 | 18,021,624 |

| LIABILITY | Explanation | Code indices | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **III. CAPITAL AND RESERVES** | | | | | |
| Authorized capital | | 410 | 410 | 937,940 | 937,940 |
| Add capital | | 420 | 420 | 6,859,040 | 6,854,918 |
| Reserve capital | | 430 | 430 | 46,897 | 46,897 |
| Own shares, repay from shareholders | | 411 | 440 | | |
| Undistributed profit (uncover loss) for the past year | | 470 | 460 | 3,592,779 | 3,596,625 |
| Undistributed profit (uncover loss) for the year under report | | 470 | 470 | X | 680,525 |
| **Total for section III** | | 490 | **490** | 11,436,656 | 12,116,905 |
| **IV. Long-term liabilities** | | | | | |
| Credits and loans | | 510 | **510** | 830,764 | 907,193 |
| *including:* | | | | | |
| credits | | | 511 | | |
| loans | | | 512 | 830,764 | 907,193 |
| Hold over tax liabilities | | 515 | 515 | 400,511 | 431,530 |
| Other long-term liabilities | | 520 | 520 | 1,093,761 | 964,707 |
| **Total for section IV** | | 590 | **590** | 2,325,036 | 2,303,430 |
| **V. Short-term liabilities** | | | | | |
| Credits and loans | | 610 | **610** | 963,764 | 892,112 |
| *including:* | | | | | |
| credits | | | 611 | | |
| loans | | | 612 | 963,764 | 892,112 |
| Account receivable, | | 620 | **620** | 2,469,900 | 2,381,089 |
| *including:* | | | | | |
| customers and principals | | 621 | 621 | 1,496,755 | 1,103,106 |
| advance receivable | | 625 | 622 | 275,147 | 261,080 |
| debts to stuff | | 622 | 623 | 60,555 | 145,406 |
| debts to state out-of-the-budget funds | | 623 | 624 | 26,627 | 82,070 |
| debts to tax and fees | | 624 | 625 | 253,041 | 355,585 |
| other creditors | | 625 | 626 | 357,775 | 433,842 |
| Indebtedness to participants (founders) on income payment | | 630 | 630 | 15,981 | 15,520 |
| Deferred income | | 640 | 640 | 30,895 | 38,559 |
| Reserve for forthcoming expences | | 650 | 650 | 372,597 | 274,009 |
| Other short-term liabilities | | 660 | 660 | | |
| **Total for section V** | | 690 | **690** | 3,853,137 | 3,601,289 |
| BALANCE (sum of lines 490+590+690) | | 700 | **700** | 17,614,829 | 18,021,624 |

## Справка о наличии ценностей, учитываемых на забалансовых счетах

| Index | Explanation | Code indices | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Leased fixed assets | | 910 | 901 | 877,310 | 874,792 |
| including those under leasing | | 911 | 911 | 313,535 | 312,065 |
| Stock accepted for custody | | 920 | 902 | 12,833 | 12,838 |
| Goods, accepted to commision | | 930 | 903 | 2,654 | 3,000 |
| Insolvent debtor's indebtedness writen-off to loss | | 940 | 904 | 670,707 | 677,097 |
| Received liability and payment collaters | | 950 | 905 | 23,748 | 22,348 |
| Received liabilities and payment receivable | | 960 | 906 | 1,033,253 | 984,390 |
| Wear of residential fund | | 970 | 907 | 7,526 | 6,217 |
| Wear of external improvments and other similar facilities | | 980 | 908 | 2,983 | 2,783 |
| Funds for payment for telecommunication services | | | 909 | 15,892 | 18,929 |

## Inquiry of net wealth cost

| Index | Explanation | Code indices | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Net wealth | | | 1000 | 11,467,551 | 12,155,464 |

**Head of the Company** _____________ S.I.Kuznetsov Chief account________ M.M. Semchenko

(signature) (explanation of signature)

April, 30, 2004

## PROFIT AND LOSS REPORT

| | | | Code |
|---|---|---|---|
| | | form № 02 OKUD | 0710002 |
| as for | 1 quarter 2004 | Date (year, month, day) | |
| Organization | North-West Telecom | OCPO | 01166228 |
| Tax indetification number | 7808020593 | TIN | 7808020593 |
| Areas of activities | communication | OKDP | 64.20.11,12,22,3,21 |
| Organizatioal and legal form/form of Ownership | Joint-Stock Company | OKOPF/OKFS | 47/34 |
| Units of measurement | thousand roubles | OKEI | 384 |

| Index | Explanation | Index code | Line code | As for the period under report | As for simular period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. Income and expences for normal activity** | | | | | |
| Procceds (net) from sales of goods, products, jobs and services (less the VAT) | | 010 | 010 | 3,344,974 | 2,774,319 |
| Including that from communication services | | | 011 | 3,241,846 | 2,693,657 |
| Prime cost of sold goods, products, works and services | | 020 | 020 | (2,513,846) | (2,014,914) |
| including: from communicatoin services | | | 021 | (2,480,495) | (1,975,184) |
| **Profit (loss) from sales (line 010 -020)** | | 050 | **050** | 831,128 | 759,405 |
| **II. Operating income and expences** | | | | | |
| Interest receivable | | 060 | 060 | 7,039 | 2,047 |
| Interest paybale | | 070 | 070 | (60,284) | (40,449) |
| Income from participation in other organizations | | 080 | 080 | 11 | 124 |
| Other operating income | | 090 | 090 | 406,656 | 6,984 |
| Other operating expences | | 100 | 100 | (289,905) | (179,952) |
| **III. Income and expenses from source other than sales** | | | | | |
| Income from sources other than sales | | 120 | 120 | 116,469 | 42,019 |
| Expences for sources other than sales | | 130 | 130 | (102,316) | (124,022) |
| **Income (loss) before taxes (lines.050+060-070+080+090-100+120-130)** | | 140 | **140** | 908,798 | 466,156 |
| **Expences for tax on profit (lines -151+/-152+/-153) including:** | | | **150** | (229,782) | (150,559) |
| hold over tax liabilities | | 142 | 151 | (30,952) | (21,790) |
| hold over tax actives | | 141 | 152 | 41,372 | 6,476 |
| Current profit tax | | 150 | 153 | (240,202) | (135,245) |
| **Income (loss) from normal activity (lines 140-150)** | | | **160** | 679,016 | 315,597 |
| **IV. Extraordinary income and expences** | | | | | |
| Extraordinary incomes | | | 170 | 1,664 | 0 |
| Extraordinary expences | | | 180 | (155) | (260) |
| **Net profit (undistributed profit (loss) for the period under report) (lines 160+170-180)** | | 190 | **190** | 680,525 | 315,337 |
| NOTES | | | | | |
| Conditional expences/income under profit tax | | | 201 | (218,474) | (112,103) |
| Constant tax liabilities | | 200 | 202 | (22,973) | (41,667) |
| Constant tax actives | | 200 | 203 | 11,665 | 3,211 |

| Index | explanation | Index code | Line code | As for the period under report | As for simular period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Base profit (loss) per share | | | 301 | X | X |
| Water profit (loss) per share | | | 302 | X | X |

* Filled in annual account report

## Explanation of profit and loss items

| Наименование показателя | Index code | Line code | for the period under report | | for the same period of the previous year | |
|---|---|---|---|---|---|---|
| | | | profit | loss | profit | loss |
| 1 | 1a | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received | | 401 | 3,535 | (59) | 1,130 | (1,099) |
| Profit (loss) of the previous year | | 402 | 24,792 | (31,355) | 5,486 | (12,586) |
| Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations | | 403 | 647 | (82) | 2,146 | (1,926) |
| Exchange rates of foreign currency transaction | | 404 | 33,235 | (3,532) | 28,493 | (31,632) |
| Reduction to reserve fund | | 405 | 0 | (13,318) | 0 | (96,193) |
| Writing off accounts receivable and payable with expired limitation period | | 406 | 585 | (3,210) | 9 | (168) |

**Head of the Company** _________ S.I. Kuznetsov
(signature) (explanation signature)

**Chief account** _______ M.M. Semchenko
(signature) (explanation of signature)

April, 30, 2004

## BALNACE SHEET

| | | | CODE |
|---|---|---|---|
| | | Form № 01 OKUD | 0710001 |
| on | June 30, 2004 | Date | |
| Company | North-West Telecom JSC | OKPO | 01166228 |
| Taxpayer Indetifical Number | 7808020593 | TIN | 7808020593 |
| Вид деятельности | communication | OKVED | 64.20.11,12,22,3,21 55.23.1 |
| Organization and Legal form of ownership | Open joint stock company | OKOPF/OKFC | 47/34 |
| Measure of unit: | ths.rub. | OKEI | 384 |



Adres Gorokhovaya st, 14/26, St-Petersburg, 191186

| | |
|---|---|
| Date of approval | 7/29/2004 |
| Date of mailing | 7/29/2004 |

| ASSET | Explanation | Index Code | Line code | As of the beginning of the period under report | As of the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. Non-current assets** | | | | | |
| Intangebale assets | | 110 | 110 | 10 | 527 |
| Main assets | | 120 | 120 | 13,491,196 | 12,992,188 |
| Capital investment | | 130 | 130 | 576,821 | 1,034,306 |
| Profiable investment in stock of material costs | | 135 | 135 | | |
| Long-term financial investment | | 140 | **140** | 163,369 | 162,977 |
| included: | | | | | |
| investment in subsidaries | | | 141 | 77,204 | 77,171 |
| investment in assosiated companies | | | 142 | 33,092 | 32,806 |
| investment in other organization | | | 143 | 30,047 | 30,219 |
| other long-term financial investment | | | 144 | 23,026 | 22,781 |
| Deferred tax assets | | 145 | 145 | 261,047 | 237,820 |
| Other non-current assets | | 150 | 150 | 736,193 | 1,296,868 |
| **Total for section I** | | 190 | **190** | 15,228,636 | 15,724,686 |

| ASSET | Explanation | Index code | Line code | As of the beginning of the period under report | As of the end of the period under repoprt |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **II.CURRENT ASSETS**<br>Resource | | 210 | **210** | 315,681 | 477,996 |
| *incluing:*<br>row, materials and other similuar value | | 211 | 211 | 220,214 | 254,195 |
| costs in work in process | | 213 | 213 | 582 | 318 |
| finished products nad good for resale | | 214 | 214 | 10,953 | 10,630 |
| shipped goods | | 215 | 215 | | |
| costs of deferred periods | | 216 | 216 | 83,932 | 212,853 |
| other stock and costs | | 217 | 217 | | |
| Value added tax on acquired values | | 220 | 220 | 615,000 | 468,009 |
| Receviable account (fees expected over 12 mth after date of the report ) | | 230 | **230** | 46,601 | 41,288 |
| *include:*<br>customers and principals | | 231 | 231 | 6,218 | 5,910 |
| advance receviable | | | 232 | 2,123 | 2,058 |
| other debitors | | | 233 | 38,260 | 33,320 |
| Account receviable (fees expected in 12 mth. after date of the report) | | 240 | **240** | 1,121,575 | 1,445,993 |
| *include:*<br>customers and principals | | 241 | 241 | 971,548 | 1,051,870 |
| advance receviable | | | 242 | 62,953 | 107,120 |
| other debitors | | | 243 | 87,074 | 287,003 |
| Short-term financial investment | | 250 | 250 | 6,841 | 10,768 |
| Money funds | | 260 | 260 | 279,988 | 155,683 |
| Other current assets | | 270 | 270 | 507 | 4,297 |
| **Total for section II** | | 290 | **290** | 2,386,193 | 2,604,034 |
| **BALANCE (line sum 190+290)** | | 300 | **300** | 17,614,829 | 18,328,720 |

| LIABILITY | Explanation | Index code | Line code | As of the beginning of the period under report | As of the end of the period under repoprt |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **III. CAPITAL AND RESERVES** | | | | | |
| Authorized capital | | 410 | 410 | 937,940 | 937,940 |
| Added capital | | 420 | 420 | 6,859,040 | 6,842,592 |
| Reserve capital | | 430 | 430 | 46,897 | 46,897 |
| Own shares, repay from shareholders | | 411 | 440 | | |
| Undistributed profit (undistributed loss) previous years | | 470 | 460 | 3,592,779 | 3,475,511 |
| Undistributed profit (undistributed loss) of the period under report | | 470 | 470 | X | 930,061 |
| **Total for section III** | | 490 | **490** | 11,436,656 | 12,233,001 |
| **IV. LONG-TERM LIABILITIES** | | | | | |
| Credits and loans | | 510 | **510** | 830,764 | 1,462,261 |
| *includes:* | | | | | |
| credits | | | 511 | | |
| loans | | | 512 | 830,764 | 1,462,261 |
| Other tax liabilities | | 515 | 515 | 400,511 | 460,699 |
| Other long-term liabilities | | 520 | 520 | 1,093,761 | 840,537 |
| **Total for section IV** | | 590 | **590** | 2,325,036 | 2,763,497 |
| **V. SHORT-TERM LIABILITIES** | | | | | |
| Credits and loans | | 610 | **610** | 963,764 | 755,935 |
| *include:* | | | | | |
| credits | | | 611 | | 135,271 |
| loans | | | 612 | 963,764 | 620,664 |
| Account receviable | | 620 | **620** | 2,469,900 | 2,103,499 |
| *include:* | | | | | |
| vendors | | 621 | 621 | 1,496,755 | 994,586 |
| Account receviable | | 625 | 622 | 275,147 | 265,982 |
| debt to staff | | 622 | 623 | 60,555 | 128,121 |
| debt to state and unbudget funds | | 623 | 624 | 26,627 | 71,632 |
| debt tax and fees | | 624 | 625 | 253,041 | 194,763 |
| other creditors | | 625 | 626 | 357,775 | 448,415 |
| Indebtedness to participants (founders) on income payment | | 630 | 630 | 15,981 | 147,690 |
| Deferred income | | 640 | 640 | 30,895 | 72,766 |
| Reserves for fourthcoming expences | | 650 | 650 | 372,597 | 252,332 |
| Other short-term liabilities | | 660 | 660 | | |
| **Total for section V** | | 690 | **690** | 3,853,137 | 3,332,222 |
| **Balance** (line sum 490+590+690) | | 700 | **700** | 17,614,829 | 18,328,720 |

## Note about values, accountant on under balance sheets

| Index | Explanation | Code index | Line code | As of the beginning of the period under report | As of the end of the period under repoprt |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Leased fixed assets | | 910 | 901 | 877,310 | 879,874 |
| include those after leasing | | 911 | 911 | 313,535 | 305,615 |
| Stock accepted for custody | | 920 | 902 | 12,833 | 44,078 |
| Goods, accepted to commission | | 930 | 903 | 2,654 | 2,355 |
| Insolvent debtor's indebtedness writen-off to loss | | 940 | 904 | 670,707 | 684,211 |
| Liability reseviable and payment collaters | | 950 | 905 | 23,748 | 22,896 |
| Liability receviable and payment receviable | | 960 | 906 | 1,033,253 | 937,680 |
| Wear of residental fund | | 970 | 907 | 7,526 | 6,116 |
| Wear of external improvments and other similar facilities | | 980 | 908 | 2,983 | 2,982 |
| Funds for payment for telecommunication services | | | 909 | 15,892 | 19,290 |

## Inquiry of net wealth cost

| Index | Explanation | Code index | Line code | As of the beginning of the period under report | As of the end of the period under repoprt |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Net assets | | | 1000 | 11,467,551 | 12,305,767 |

**General director** ____________ S.I. Kuznetsov (signature) (signature explanation)

Chif account________ M.M. Semchenko (signature) (signature explanation)

June 29, 2004

# Profit and loss report

| | | | Code |
|---|---|---|---|
| | | form № 02 OKUD | 0710002 |
| as for | **1 half 2004 year** | Date (year, month, day) | |
| Company | **North-West Telecom JSC** | OCPO | **01166228** |
| Taxpayer indentifical number | **7808020593** | TIN | 7808020593 |
| Area of activity | **communication** | OKDP | 64.20.11,12,22,3,21<br>55.23.1 |
| Organization and legal form of ownership | Joint-Stock Company | OKOPF/OKFS | **47/34** |
| Unit of measure | **ths.rub.** | OKEI | **384** |

| Index | Explana tion | Index code | Line code | As for the period under report | As for simular period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. Income and expences for normal activity** | | | | | |
| Procced (netto) from sales of goods, products, services (minus Value added tax and similar fees) | | 010 | 010 | 6,746,153 | 5,651,258 |
| include from communication srevice | | | 011 | 6,527,513 | 5,485,943 |
| Prime cost of saled goods, products, services | | 020 | 020 | (5,141,963) | (4,206,449) |
| include: those from communication service | | | 021 | (5,066,749) | (4,138,648) |
| **Profit (loss) from sales (line 010-020)** | | 050 | **050** | 1,604,190 | 1,444,809 |
| **II. OPERATION PROFIT AND EXPENCES** | | | | | |
| Interest to receivable | | 060 | 060 | 18,406 | 3,951 |
| Interest to payment | | 070 | 070 | (131,773) | (85,824) |
| Income from participation in other organization | | 080 | 080 | 143 | 316 |
| Other operation incomes | | 090 | 090 | 443,120 | 164,110 |
| Other operation expences | | 100 | 100 | (529,160) | (486,097) |
| **III. INCOME AND EXPENCES from source other than sales** | | | | | |
| Income from source other than sales | | 120 | 120 | 146,641 | 132,807 |
| Expences from source other than sales | | 130 | 130 | (254,280) | (321,674) |
| **Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)** | | 140 | **140** | 1,297,287 | 852,398 |
| **Expences for tax on profit (lines -151+/-152+/-153) inclucude:** | | | **150** | (368,656) | (207,246) |
| Deferred tax liability | | 142 | 151 | (60,121) | (45,854) |
| Deferred tax assets | | 141 | 152 | (25,769) | 6,386 |
| Current tax for profit | | 150 | 153 | (282,766) | (167,778) |
| **Profit (loss) from casual activity (lines 140-150)** | | | **160** | [illegible] | [illegible] |

| Index | Explana tion | Index code | Line code | As for the period under report | As for simular period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **IV. EXTRAORDINARY INCOME AND EXPENCES** | | | | | |
| Extraordinary income | | | 170 | 1,771 | |
| Extraordinary expences | | | 180 | (341) | (451) |
| **Net profit (undistributed profit (loss) of the period under report) (lines 160+170-180)** | | 190 | **190** | 930,061 | 644,701 |
| **NOTES** | | | | | |
| Conditional expences/profit under tax profit | | | 201 | (311,693) | (208,563) |
| Constant tax liabilities | | 200 | 202 | (74,549) | (7,247) |
| Consatant tax assets | | 200 | 203 | 17,586 | 8,564 |

| Index | Explana tion | Index code | Line code | As for the period under report | As for simular period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Base profit (loss) per share | | | 301 | X | X |
| water profit (loss) per share | | | 302 | X | X |

* Filled in annual account report

## Explanation of profit and loss items

| Index | Explana tion code | Index code | As for the period under report | | As for similar period of the previous year | |
|---|---|---|---|---|---|---|
| | | | profit | loss | profit | loss |
| 1 | 1a | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeits which have been acknowledged or for which (arbitration) court awards on recovery have been received | | 401 | 7,806 | (728) | 3,203 | (1,271) |
| Profit (loss) of previous years | | 402 | 47,581 | (41,992) | 21,361 | (21,906) |
| Indemnification for losses inflicted by failure to fulfil or to fulfil duty the obligations | | 403 | 1,284 | (3,975) | 6,943 | (3,334) |
| Exchanfe rates of currency transaction | | 404 | 37,367 | (15,502) | 88,968 | (99,661) |
| Assignment to ratable reserves | | 405 | | (52,659) | | (169,009) |
| Writing off debitors and credits liabilities | | 406 | 719 | (7,363) | 1,950 | (306) |

**General director** __________ S.I.Kuznetsov  (signature) (signature explanation)

**Chief account** ________ M.M.Semchenko  (signature) (signature explanation)

July 29, 2004

# THE PROFIT AND LOSS REPORT

| | | | CODES |
|---|---|---|---|
| | | Form № 02 on OKUD | 0710002 |
| as for | 9 months 2004 | Date (year, month, number) | 29.10.2004 |
| Company | North-West Telecom | OKPO | 01166228 |
| Tax indentification number | 7808020593 | TIN | 7808020593 |
| Areas of activity | communication | OKVED | 64.20.11,12,22,3,21 55.23.1 |
| Organization-law form/form of ownership | Joint-Stock Company | OKOP/OKFS | 47/34 |
| Unit of measure: | thousand rubles | OKEI | 384 |

| Name of index | Explana tion | Index code | Line code | As for the period of the report | As for the similar period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. Income and expences for normal activity** | | | | | |
| Procced (netto) from sales of goods, products, services (minus Value added tax and similar fees) | | 010 | 010 | 10,273,950 | 8,828,955 |
| includes from the communication services | | | 011 | 9,885,205 | 8,560,855 |
| Prime cost of sold goods, products, services | | 020 | 020 | (7,862,900) | (6,391,295) |
| include: from communication services | | | 021 | (7,699,320) | (6,274,276) |
| **Profit (loss) from sales (lines 010 - 020)** | | 050 | **050** | 2,411,050 | 2,437,660 |
| **II. OPERATING PROFIT AND EXPENCES** | | | | | |
| Interest to receviable | | 060 | 060 | 20,653 | 5,913 |
| Interest to payment | | 070 | 070 | (217,643) | (146,406) |
| Profit from participation in other companies | | 080 | 080 | 262 | 645 |
| Other operating profits | | 090 | 090 | 452,506 | 191,643 |
| Other operating expences | | 100 | 100 | (914,099) | (690,285) |
| **III. INVESTMENT ACTIVITY PROFIT AND EXPENCES** | | | | | |
| Income from investment activity | | 120 | 120 | 242,895 | 161,219 |
| Expences from investment activity | | 130 | 130 | (467,105) | (429,132) |
| **Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)** | | 140 | **140** | 1,528,519 | 1,531,257 |
| **Expences for tax on profit (lines -151+/-152+/-153) include:** | | | **150** | (470,917) | (467,954) |
| deferred tax liabilities | | 142 | 151 | (89,587) | (164,267) |
| deferred tax assets | | 141 | 152 | 40,538 | 5,040 |
| Current tax on profit | | 150 | 153 | (421,868) | (308,727) |
| **Profit (loss) from casual activity (lines 140-150)** | | | **160** | 1,057,602 | 1,063,303 |

| Name of index | Explanation | Index code | Line code | As for the period of the report | As for the similar period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **IV. EXTRAORDINARY PROFIT AND EXPENCES** | | | | | |
| Extraordinary profit | | | 170 | 1,947 | 172 |
| Extraordinary expences | | | 180 | (526) | (4,109) |
| **Net profit (undistributed profit (loss) for the period under report) (lines 160+170-180)** | | 190 | **190** | 1,059,023 | 1,059,366 |
| **NOTES** | | | | | |
| Conditional expences /profit on tax on profit | | | 201 | (367,186) | (370,784) |
| Constant tax liabilities | | 200 | 202 | (110,386) | (141,531) |
| Constant tax assets | | 200 | 203 | 6,655 | 44,361 |

| Name of index | Explanation | Index code | Line code | As for the period of the report | As for the similar period of the previous year |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Base profit (loss) per share | | | 301 | X | X |
| water profit (loss) per share | | | 302 | X | X |

*** Filled in annual financial statement**

## Explanation of profit and loss items

| Name of index | Index code | Line code | As for the period under report | | As for the previous period of the report | |
|---|---|---|---|---|---|---|
| | | | profit | loss | profit | loss |
| 1 | 1a | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties and forfeits which have been acknowledged or for which (arbitration) court awards on recovery have been received | | 401 | 13,284 | (4,272) | 5,448 | (1,942) |
| Profit (loss) of the previous years | | 402 | 137,157 | (154,208) | 23,692 | (25,520) |
| Indemnification for losses inflicted by failure to fulfil or to fulfil duty the obligations | | 403 | 1,670 | (880) | 9,080 | (3,787) |
| Exchange rates of currency transaction | | 404 | 41,185 | (24,834) | 107,035 | (123,458) |
| Assignment to ratable reserves | | 405 | 94,404 | (176,922) | | (250,781) |
| Writing off debitors and credits liabilities | | 406 | 822 | (11,077) | 93 | (2,355) |

**General director** __________ V.A. Akulich **Chief account** ________ M.M. Semchenko

(signature) (signature explanation) (signature) (signature explanation)

October 29, 2004

# BALANCE SHEET

| | | | CODE |
|---|---|---|---|
| | | Form № 01 under OKUD | 0710001 |
| as for | **September 30, 2004** | Date (year, month, date) | 29.10.2004 |
| Company | **North-West Telecom JSC** | OKPO | **01166228** |
| Tax indificient number | **7808020593** | TIN | 7808020593 |
| Areas of activity | **communication** | OKVED | 64.20.11,12,22,3,21<br>55.23.1 |
| Legal form/ ownership form | Joint-Stock Company | OKOPF/OKFS | **47/34** |
| Unit of measure | **thousand rubles** | OKEI | **384** |
| Adres: | 14/26 Gorokhovay st., St-Petersburg, 191186 | | |
| | | Date of approval | 10/29/2004 |
| | | Sending date | |



| ASSET | Explanation | Code index | Line code | As for the beginning of the period under report | As for the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **I. NON-CURCULATION ASSETS** | | | | | |
| Intangiable assets | | 110 | 110 | 10 | 503 |
| Main assets | | 120 | 120 | 13,491,196 | 13,114,203 |
| Capital investments | | 130 | 130 | 576,821 | 1,796,986 |
| Profit investment in stock of material costs | | 135 | 135 | | |
| Long-term financial investments | | 140 | **140** | 163,369 | 162,899 |
| includes: | | | | | |
| investment in subsidiaries companies | | | 141 | 77,204 | 77,171 |
| investment in assosiated companies | | | 142 | 33,092 | 32,806 |
| investment in other companies | | | 143 | 30,047 | 30,133 |
| other long-term financial investments | | | 144 | 23,026 | 22,789 |
| Deferred tax assets | | 145 | 145 | 261,047 | 457,778 |
| Other non-curculation assets | | 150 | 150 | 736,193 | 1,356,182 |
| **Total for section I** | | 190 | **190** | 15,228,636 | 16,888,551 |

| ASSET | Explanation | Code index | Line code | As for the beginning of the period under report | As for the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **II.CURCULATION ASSETS** | | | | | |
| Resource | | 210 | **210** | 315,681 | 421,804 |
| *includes:* | | | | | |
| raw, materials and other similar value | | 211 | 211 | 220,214 | 264,951 |
| costs in work in process | | 213 | 213 | 582 | 1,299 |
| finished products and goods for resale | | 214 | 214 | 10,953 | 11,061 |
| shipped goods | | 215 | 215 | | |
| Deferred period costs | | 216 | 216 | 83,932 | 144,493 |
| other resources and costs | | 217 | 217 | | |
| Valued added tax on acqired values | | 220 | 220 | 615,000 | 590,494 |
| Receviable account (fees that expected more than 12 mth. after period under report) | | 230 | **230** | 46,601 | 39,775 |
| *includes:* | | | | | |
| customers and principals | | 231 | 231 | 6,218 | 5,898 |
| advance receviable | | | 232 | 2,123 | 2,047 |
| othe debts | | | 233 | 38,260 | 31,830 |
| Receviable accountant (fees that expected over 12 mth after period of the report) | | 240 | **240** | 1,121,575 | 1,247,757 |
| *includes:* | | | | | |
| customers and principals | | 241 | 241 | 971,548 | 1,047,082 |
| advance receviable | | | 242 | 62,953 | 100,933 |
| other debts | | | 243 | 87,074 | 99,742 |
| Short-term financial investments | | 250 | 250 | 6,841 | 5,768 |
| Money funds, | | 260 | 260 | 279,988 | 145,036 |
| Other curculation assets | | 270 | 270 | 507 | 2,401 |
| **Total for section IIИтого по разделу II** | | 290 | **290** | 2,386,193 | 2,453,035 |
| **BALANCE (lines sum 190+290)** | | 300 | **300** | 17,614,829 | 19,341,586 |

| LIABILITIES | Explanation | Code index | Line code | As for the beginning of the period under report | As for the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| **III. CAPITAL & RESERVES** | | | | | |
| Authorized capital | | 410 | 410 | 937,940 | 937,940 |
| Added capital | | 420 | 420 | 6,859,040 | 6,837,879 |
| Reserve capital | | 430 | 430 | 46,897 | 46,897 |
| Own shares, repay from shareholders | | 411 | 440 | | |
| Undistributed profit (undistributed loss) of previous years | | 470 | 460 | 3,592,779 | 3,479,317 |
| Undistributed profit (undistributed loss) of the period under report | | 470 | 470 | X | 1,059,023 |
| **Total for section III** | | 490 | **490** | 11,436,656 | 12,361,056 |
| **IV. LONGTERM LIABILITIES** | | | | | |
| Credits & loans | | 510 | **510** | 830,764 | 1,520,336 |
| *includes:* | | | | | |
| credits | | | 511 | | |
| loans | | | 512 | 830,764 | 1,520,336 |
| Deferred tax liabilities | | 515 | 515 | 400,511 | 490,135 |
| Other long-term liabilities | | 520 | 520 | 1,093,761 | 830,179 |
| **Total for section IV** | | 590 | **590** | 2,325,036 | 2,840,650 |
| **V. SHORT-TERM LIABILITIES** | | | | | |
| Credits & loans | | 610 | **610** | 963,764 | 1,380,922 |
| *includes:* | | | | | |
| credits | | | 611 | | 733,564 |
| loans | | | 612 | 963,764 | 647,358 |
| Creditors liabilities, | | 620 | **620** | 2,469,900 | 2,178,880 |
| *includes:* | | | | | |
| principals and vendors | | 621 | 621 | 1,496,755 | 1,123,738 |
| advance receviable | | 625 | 622 | 275,147 | 282,778 |
| debt to company staff | | 622 | 623 | 60,555 | 119,740 |
| debt to state over budget funds | | 623 | 624 | 26,627 | 56,370 |
| debt to tax and fee | | 624 | 625 | 253,041 | 314,813 |
| other creditors | | 625 | 626 | 357,775 | 281,441 |
| Debt to participants (founders) on profit payments | | 630 | 630 | 15,981 | 52,296 |
| Deferred income | | 640 | 640 | 30,895 | 70,440 |
| Reserves of deferred costs | | 650 | 650 | 372,597 | 457,342 |
| Other short-term liabiilities | | 660 | 660 | | |
| **Total for section V** | | 690 | **690** | 3,853,137 | 4,139,880 |
| BALANCE (line sum 490+590+690) | | 700 | **700** | 17,614,829 | 19,341,586 |

## Note about values accountant on under balance sheets

| Index name | Explanation | Code index | Line code | As for the beginning of the period under report | As for the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Leased fixed assets | | 910 | 901 | 877,310 | 886,808 |
| Include those after leasing | | 911 | 911 | 313,535 | 300,824 |
| Stock accepted for custody | | 920 | 902 | 12,833 | 47,841 |
| Goods accepted for comission | | 930 | 903 | 2,654 | 3,609 |
| Insolvent debtor's indebtedness writen-off to loss | | 940 | 904 | 670,707 | 691,509 |
| Liability reseviable and payment collaters | | 950 | 905 | 23,748 | 22,651 |
| Liability receviable and payment receviable | | 960 | 906 | 1,033,253 | 1,477,817 |
| Wear of residential fund | | 970 | 907 | 7,526 | 5,066 |
| Wear of external improvements and other similar facilities | | 980 | 908 | 2,983 | 2,982 |
| Funds for telecommunication payments | | | 909 | 15,892 | 22,597 |

## Inquiry of net wealth costs

| Index name | Explanation | Code index | Line code | As for the beginning of the period under report | As for the end of the period under report |
|---|---|---|---|---|---|
| 1 | 1a | 2 | 2a | 3 | 4 |
| Net assets | | | 1000 | 11,467,551 | 12,431,496 |

**General manager** ____________ Akulich V.A.
(signature) (signature explanation)

**Chief account**________ Semchenko M.M.
(signature) (signature explanation)

October 29, 2004

## NOTIFICATION OF THE JOINT GENERAL MEETING OF SHAREHOLDERS

**OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM,**
14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

**OF THE OPEN JOINT-STOCK COMPANY SVYAZ OF THE KOMI REPUBLIC,**
60, ul. Lenina, Syktyvkar, the Republic of Komi

**OF THE OPEN JOINT-STOCK COMPANY LENSVYAZ**
61, ul. Bolshaya Morskaya, St. Petersburg, 190000

*Dear Shareholder,*

**Hereby, the Board of Directors of OJSC NWT, OJSC Svyaz of Komi and OJSC Lensvyaz notifies you that the joint meeting of the shareholders of Open Joint-Stock Company North-West Telecom, Open Joint-Stock Company Svyaz of Komi Republic and Open Joint-Stock Company Lensvyaz will be convoked in the form of absentee voting (hereinafter the referred to as the JOINT MEETING).**

**Agenda of the JOINT MEETING:**

1. **Introducing amendments and additions to the Articles of Association of the Open Joint-Stock Company North-West Telecom.**

**The list of the parties entitled to participation in the JOINT MEETING** has been made up on the basis of the data of the register of registered securities holders of OJSC NWT as of 19th July 2004, OJSC Svyaz of Komi as of 19th July 2004 and OJSC Lensvyaz as of 19th July 2004.

The right of vote in respect of an issue of the agenda of the JOINT MEETING shall be provided in compliance with the Agreement of Affiliation of OJSC Lensvyaz and OJSC Svyaz of Komi Republic with OJSC North-West Telecom by common shares of the said companies according to the following procedure set forth in section 6 of the said Agreement of Affiliation:

- One common share of OJSC NWT grants the right of one vote, 4 common shares of OJSC Svyaz of Komi Republic grant the right of one vote and 0.0268 common shares of OJSC Lensvyaz grant the right of one vote to the person included in the list of persons entitled to participation in the JOINT MEETING.
- If, as a result of votes calculation, the number of votes owned by any shareholder amounts to a fractional number, the fractional part of such number shall be rounded off to the following rules:
- Where the value of the digits after the point is 50 to 99, add a unity to the integer, and truncate the digits after the point.
- Where the value of the digits after the point is 01 to 49, consider the integer only, and truncate the digits after the point.
- If, as a result of such rounding off, any shareholder is left without a single vote, such shareholder shall be entitled to one vote at the JOINT MEETING.

**For participation in voting at the JOINT MEETING, a shareholder (shareholder's representative)** shall send the filled out voting ballot by mail to the following address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), Open Joint-Stock Company North-West Telecom, or deliver it personally to the said address to the Shareholders and Securities Department of OJSC NWT (working hours on working days from 08:30 a.m. to 5:30 p.m., closed for lunch from 12:00 a.m. to 1:00 p.m.).

**Date of finishing the acceptance of voting ballots: September 03, 2004.**

**Shareholders may get familiarized with materials for the JOINT MEETING** starting from August 13, 2004 till September 03, 2004 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

**OJSC North-West Telecom:** 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), k. 232, Saint Petersburg, Department for shareholders and securities, and in the Company's branches at the following addresses:

- *24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)*
- *5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)*
- *2, ul. Lyudogoshcha, Veliky Novgorod (the Branch Novgorodtelecom)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)*
- *5, ul Samoylovoy, office 5, Murmansk (the Branch Murmanelectrosvyaz)*
- *29, ul. Kommunistov, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)*
- *4, Sovetsky pr., Vologda (the Branch Electrosvyaz of Vologda Oblast)*
- *45, Troitsky pr., Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)*

**OJSC Svyaz of the Komi Republic:** 60, ul Lenina, Syktyvkar, the Komi Republic, office 104, and at the Branches of the Company at the addresses:

- *4, ul. Lomonosova, Vorkuta (Vorkuta branch)*
- *11, pr. Pionersky, Vuktyl (Vuktyl branch)*
- *23, ul. Gorkogo, Inta (Inta branch)*

- *18, Kommunisticheskaya ul., Emva (Knyazhpogostsky branch)*
- *1-a, Stadionnaya ul, the village of Kortkeros (Kortkeros branch)*
- *61, Pechorsky pr., Pechora (Pechora branch)*
- *79, ul Mira, the village of Obyachevo (Priluzsky branch)*
- *10, Kommunisticheskaya ul., Syktyvkar (Syktyvkar branch)*
- *7, ul. Lenina, the village of Usogorsk (Udorsky branch)*
- *13-a, Vozeyskaya ul., Usinsk (Usinsk branch)*
- *152, Tsentralnaya ul., the village of Aykino (Ust-Vymsky branch),*
- *2-a, ul. Lenina, the village of Ust-Kulom (Ust-Kulomsky branch),*
- *1-a, 30 Let Oktyabtya ul., Ukhta (Ukhta branch),*

**Lensvyaz OJSC:** 15, ul. Pochtamtskaya, Saint Petersburg, at the checkpoint of the Board and at the Company's branches at the addresses:

- 14-a, ul. Lukyanova, Volkhov-2 ("Eastern" branch of OJSC Lensvyaz)
- *2, Molodezhny blvd., Kirishi ("Eastern" branch of OJSC Lensvyaz)*
- *16/15, ul. B. Sovetskaya, Kingisepp ("Western" branch of OJSC Lensvyaz)*
- *7, ul. Pobedy, Lomonosov ("Western" branch of OJSC Lensvyaz)*
- *49, ul. Kirova, Slantsy ("Western" branch of OJSC Lensvyaz)*
- *30, ul. Krepostnaya, Vyborg ("Northern" branch of OJSC Lensvyaz)*
- *9, ul. Kalinina, Priozersk ("Northern" branch of OJSC Lensvyaz)*
- *5, ul. Gagarina, Lodeynoye Pole ("North-Western" branch of OJSC Lensvyaz)*
- *5, pr. Lenina, Podporozhye ("North-Eastern" branch of OJSC Lensvyaz)*
- *96-a, pr. Oktyabrsky, Vsevolozhsk ("Central" branch of OJSC Lensvyaz)*
- *5, ul. Novaya, Kirovsk ("Central" branch of OJSC Lensvyaz)*
- *36, pr. Lenina, Tosno ("Central" branch of OJSC Lensvyaz)*
- *33, ul. Sovetskaya, Pikalevo ("South-Eastern" branch of OJSC Lensvyaz)*
- *23, 3rd microrayon, Tikhvin ("South-Eastern" branch of OJSC Lensvyaz)*
- *30, pr. Vingisaara, Volosovo ("Southern" branch of OJSC Lensvyaz)*
- *2, ul. Uritskogo, Gatchina ("Southern" branch of OJSC Lensvyaz)*
- *58, pr. Kirova, Luga ("Southern" branch of OJSC Lensvyaz).*

or find the said information (materials) for the JOINT MEETING on the companies' sites **www.nwtelecom.ru, www.svyazkomi.ru , www.lsi.ru .**

Ballots received by the Company by mail not later than September 03, 2004 are taken into account when determining the quorum and summing up the voting results. A ballot is considered as valid, provided only one of possible voting options is left in it. The ballot MUST be signed by the shareholder. An unfilled ballot shall be considered as invalid.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the JOINT MEETING must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be issued in compliance with the procedure established by the RF Civil Code. Should the said procedure fail to be observed, the voting ballots signed by the representatives acting on the basis of powers of attorney shall not be taken into account.

The Chairperson and the Secretariat shall be the working bodies of the JOINT MEETING. The duties of the Returning Board at the JOINT MEETING are performed by the Companies' registrar CJSC Registrator-Svyaz, keeper of the registers of registered securities holders.

The JOINT MEETING shall be held in compliance with the procedure established by the Agreement of Affiliation of OJSC Lensvyaz and OJSC Svyaz of Komi Republic with OJSC North-West Telecom. Provided it does not contradict the said Agreement, the JOINT MEETING shall be held in compliance with the Provisions on the General Meeting of the Shareholders of OJSC NWT.

Voting results at the JOINT MEETING will be published in Izvestiya, Vesti ans Respublica newspapers.

**Telephones for information:** **(812) 312 52 89, Shareholders and Securities Department, OJSC NWT**
**Telephones for information:** **(8212) 21-41-26, 21-50-70, OJSC Svyaz of Komi**
**Telephones for information:** **(812)-117-71-88, OJSC Lensvyaz**

**Board of Directors**

**APPROVED**
the Joint General Meeting of Shareholders
of the Open Joint-Stock Company North-West Telecom
Minutes No._____
of «_____» _________ 2004

Chairperson of the Meeting of Shareholders

__________________________________

# Amendments and additions No.5 to the Articles of Association

of the Open Joint Stock Company "North-West Telecom"
(version 02-03)
registered by the Interdistrict Inspectorate No.9
of the Ministry of Taxes and Fees of the Russian Federation for St. Petersburg
(the Certificate of Making an Entry in the Single State Register of Legal Entities
No. 2037865000039 of July 10,2003)

1. The following amendments shall be introduced to article 1 of the Articles of Association "General Provisions":

1.1. Clause 1.4 reading as follows shall be introduced:

**«1.4. On the basis of the decision of the extraordinary general meeting of shareholders of the Open Joint-Stock Company "North-West Telecom" of April 15, 2004, the Company was re-organized in the form of affiliation with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).**

**According to:**

- **Statement of Transfer of March 10, 2004, approved by the General Meeting of shareholders of Lensvyaz OJSC dated April 14, 2004, Minutes No.01,**
- **Statement of Transfer of April 12, 2004, approved by the General Meeting of shareholders of Svyaz OJSC of Komi dated April 12, 2004, Minutes No.13,**

**The Company is the assignee of all rights and obligations of Lensvyaz OJSC and Svyaz OJSC of Komi in respect of all obligations regarding all their creditors and debtors.**

**DRAFT RESOLUTION IN RESPECT OF THE AGENDA**
**OF THE JOINT GENERAL MEETING OF SHAREHOLDERS**
**of the Open Joint-Stock Company North-West Telecom,**
**of the Open Joint-Stock Company Svyaz of the Komi Republic and**
**of the Open Joint-Stock Company Lensvyaz**
**of 03.09.2004**

ON ISSUE No.1 Introducing amendments and additions to the Articles of Association of the Open Joint Stock Company "North-West Telecom"

DRAFT RESOLUTION: **The following amendments and additions No.5 to the Articles of Association of the Open Joint Stock Company "North-West Telecom" shall be introduced:**

To Article 1 of the Articles of Associaltion "General Provisions"

1.1. Clause 1.4 reading as follows shall be introduced:

**«1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-Wert Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).**

**According to:**

**–Statement of Transfer of March 10, 2004, approved by the General Meeting of shareholders of Lensvyaz OJSC dated April 14, 2004, Minutes No.01,**

**–Statement of Transfer of April 12, 2004, approved by the General Meeting of shareholders of Svyaz OJSC of Komi dated April 12, 2004, Minutes No.13,**

**The Company is the assignee of all rights and obligations of Lensvyaz OJSC and Svyaz OJSC of Komi in respect of all obligations regarding all their creditors and debtors.**

**Board of Directors of OJSC North-West Telecom**
**Board of Directors of OJSC Svyaz of the Komi Republic**
**Board of Directors of OJSC Lensvyaz**
**Minutes of the Joint Meeting No. 01S-04**
(meeting by attendance)

the city of Moscow July 15, 2004

***The following persons took part in the meeting:***

**Chairperson of the Board of Directors of OJSC North-West Telecom:**

Valery Nikolayevich Yashin - General Manager, OJSC Svyazinvest

**Members of the Board of Directors of OJSC North-West Telecom:**

Vadim Yevgenyevich Belov - Deputy General Manager, OJSC Svyazinvest
Alexandr Alexandrovich Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication
Dmitry Georgiyevich Yefimov - Leader of the team of independent directors, Association for Investors' Rights Protection
Alexandr Vyacheslavovich Ikonnikov - Executive Director, Association for Investors' Rights Protection
Sergey Ivanovich Kuznetsov - General Manager, OJSC North-West Telecom
Dmitry Vladimirovich Levkovsky - Vice-President, NCH Advisors Inc. Company
Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest
Ivan Ivanovich Rodionov - Managing director, "AIG - Brunswick Capital Management" Company

***Participated by correspondence:***

Irina Mikhailovna Ragozina - Manager of the Corporate Management Department, OJSC Svyazinvest

**Chairperson of the Board of Directors of OJSC Svyaz of Komi Republic:**

Irina Petrovna Ukhina - Deputy Manager of the Corporate Management Department, OJSC Svyazinvest

**Members of the Board of Directors of OJSC Svyaz of Komi Republic:**

Nikolay Gennadyevich Bredkov - Deputy General Manager – Director in charge of corporate management, OJSC North-West Telecom
Vikentiy Alexandrovich Kozlov - General Manager, OJSC Svyaz of Komi Republic
Yekaterina Alexandrovna Punina - Chief specialist, Department of corporate management, OJSC Svyazinvest
Sergey Valeryevich Chernogorodskiy - Manager of the Stock Capital Department, OJSC Svyazinvest.
Grigory Borisovich Chernyak - Deputy General Manager – Director in charge of titles to property, OJSC North-West Telecom.

***Participated by correspondence:***

Liubov Stepanovna Timoshenko - Manager of the Department for Economic and Investment Policy, Ministry of Communications of the Russian Federation

**Chairperson of the Board of Directors of OJSC Lensvyaz:**

Stanislav Nikolayevich Panchenko - Deputy General Manager, OJSC Svyazinvest

**Members of the Board of Directors of OJSC Lensvyaz:**

| | |
|---|---|
| Anna Georgiyevna Nikulina | - Director, Department of Marketing and Services Sales Organization, OJSC Svyazinvest |
| Mikhail Alexeyevich Lebedev | - Head of the division, Department of Capital Investments Management, OJSC Svyazinvest |
| Sergey Valeryevich Chernogorodskiy | - Manager of the Stock Capital Department, OJSC Svyazinvest. |
| Vitaly Evgenyevich Strizhkov | - General Manager, OJSC Lensvyaz |
| Nikolay Gennadyevich Bredkov | - Deputy General Manager – Director in charge of corporate management, OJSC North-West Telecom |
| ***Participated by correspondence:*** | |
| Liubov Stepanovna Timoshenko | - Manager of the Department for Economic and Investment Policy, Ministry of Communications of the Russian Federation |

*Total:*

- *Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors of OJSC North-West Telecom: 10. There is the quorum for taking decisions.*
- *Number of participants in the meeting out of the total number of the 7 Members of the Board of Directors of OJSC "Svyaz" of Komi Republic: 7. There is the quorum for taking decisions.*
- *Number of participants in the meeting out of the total number of the 7 Members of the Board of Directors of OJSC "Lensvyaz": 7. There is the quorum for taking decisions.*

**Thus, there is the quorum of the joint meeting of the Board of Directors, as the members of the Boards of Directors of the Companies who possessed all in all more than the half of the votes in the Board of Directors of the Companies took part in the meeting.**

A proposal was received to elect V.N. Yashin as the Chairperson of the joint meeting.

**DECISION:**
**V.N. Yashin shall be elected as the Chairperson of the joint meeting.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

A proposal was received to elect A.A. Bondarenko as the Secretary of the joint meeting.

**DECISION:**
**A.A. Bondarenko shall be appointed as the Secretary of the joint meeting.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

**AGENDA:**

1. Introducing amendments and additions to the Articles of Association of the Open Joint Stock Company "North-West Telecom"
2. Convoking the Joint general meeting of shareholders of OJSC North-West Telecom, OJSC Svyaz of Komi Republic and OJSC Lensvyaz.

**1. ISSUES CONSIDERED:**
Information by **N.G. Bredkov** – Deputy General Manager - Manager in charge of corporate management, on introducing amendments and additions to the Articles of Association of OJSC North-West Telecom.

**DECISION:**
**The following amendments and additions to the Articles of Association of OJSC North-West Telecom shall be proposed for approval by the Joint general meeting of shareholders of OJSC North-West Telecom, OJSC Svyaz of Komi Republic and OJSC Lensvyaz:**

**Clause 1.4 reading as follows shall be introduced:**

***«1.4. On the basis of the decision of the extraordinary general meeting of shareholders of the Open Joint-Stock Company "North-West Telecom" of April 15, 2004, the Company was re-organized in the form of affiliation with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).***
***According to:***
***Statement of Transfer of March 10, 2004, approved by the General Meeting of shareholders of Lensvyaz OJSC dated April 14, 2004, Minutes No.01,***
***Statement of Transfer of April 12, 2004, approved by the General Meeting of shareholders of Svyaz OJSC of Komi dated April 12, 2004, Minutes No.13,***
***The Company is the assignee of all rights and obligations of Lensvyaz OJSC and Svyaz OJSC of Komi in respect of all obligations regarding all their creditors and debtors.***

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

**2. ISSUES CONSIDERED:**
Information by **N.G. Bredkov** – Deputy General Manager - Manager in charge of corporate management, on convoking the Joint general meeting of shareholders of OJSC North-West Telecom, OJSC Svyaz of Komi Republic and OJSC Lensvyaz.

**DECISION:**
**2.1. The Joint general meeting of shareholders of OJSC North-West Telecom, OJSC Svyaz of Komi Republic and OJSC Lensvyaz shall be convoked in the form of absentee voting (hereinafter the said Meeting shall be referred to as the JOINT MEETING, and OJSC North-West Telecom, OJSC Svyaz of Komi Republic and OJSC Lensvyaz hereinafter jointly referred to as the COMPANIES).**
**Date of finishing the acceptance of voting ballots shall be determined as: September 03, 2004.**
**The following mailing address, to which filled in voting ballots are to be sent shall be approved: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.**

**2.2. The following agenda of the JOINT MEETING shall be approved:**
**1. Introducing amendments and additions to the Articles of Association of the Open Joint Stock Company "North-West Telecom"**

**2.3. The following date shall be fixed as the date of making up the list of those entitled to participation in the JOINT MEETING:**
**- for OJSC NWT – July 19, 2004**

**- for OJSC Svyaz of Komi – July 19, 2004**
**- for OJSC Lensvyaz – July 19, 2004**

**Types of the COMPANIES' shares entitling their holders to vote on the agenda of the JOINT MEETING as well as the number of votes granted by them to a holder, shall be determined according to Section 6 of the Agreement on takeover of Open Joint-Stock Company Lensvyaz and Open Joint-Stock Company Svyaz of the Komi Republic by Open Joint-Stock Company North-West Telecom.**

**2.4. The following procedure of preparing the overall list of persons authorized to participate in the JOINT MEETING shall be approved:**

**A) Each of the COMPANIES shall send to the Registrar, CJSC Registrator-Svyaz, an order according to the form approved by OJSC NWT to make up a list of the parties entitled to participation in the JOINT MEETING, on the basis of the data of its register of shareholders taking into account the information provided by the nominal holders on the parties, in the interests of which they held shares, as of the date of making up the said list. OJSC NWT shall agree upon the form and content of such an order with the Registrar, CJSC Registrator-Svyaz, and shall have it approved not later than the date of making up the list of the parties entitled to participation in the JOINT MEETING.**

**B) OJSC Svyaz of Komi and OJSC Lensvyaz shall send the lists of the parties entitled to participation in the JOINT MEETING received from the Registrar, CJSC Registrator-Svyaz, in the electronic and paper form to OJSC NWT not later than 10 days before the expiry of the period established for the delivery of voting ballots.**

**C) Then, OJSC NWT shall independently interact with the Registrar, CJSC Registrator-Svyaz, to make up a common list of the parties entitled to participation in the JOINT MEETING.**

**2.5. The following list of information (materials) to be provided to shareholders of the COMPANIES during the preparation for the JOINT MEETING:**

- **Notification of the MEETING**
- **Draft amendments and additions introduced to the Articles of Association of the Open Joint Stock Company "North-West Telecom"**
- **Draft decision on the issue of the agenda of the JOINT MEETING**
- **Decisions on the preparation for the JOINT MEETING taken at the joint session of the Boards of Directors of the Companies.**

**Shareholders of the COMPANIES shall be entitled to get familiarized with the information (materials) for the JOINT MEETING starting from 13th August 2004 till 03rd September 2004 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:**

**OJSC NWT: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) office 232, St. Petersburg, 191186, Department for shareholders and securities, and at the Branches of the Company at the addresses:**

- ***24, ul. Bolnichnaya, Kaliningrad (the Branch Electrosvyaz of Kaliningrad Oblast)***
- ***5, Oktyabrsky pr., office 12, Pskov (the Branch Electrosvyaz of Pskov Oblast)***
- ***2, ul. Lyudogoshcha, Veliky Novgorod (the Branch Novgorodtelecom)***
- ***5, ul. Dzerzhinskogo, Petrozavodsk (the Branch Electrosvyaz of the Republic of Karelia)***
- ***5, ul Samoylovoy, office 5, Murmansk (the Branch Murmanelectrosvyaz)***
- ***29, ul. Kommunistov, Cherepovets (Cherepovets united centre for communications of the Branch Electrosvyaz of Vologda oblast)***
- ***4, Sovetsky pr., Vologda (the Branch Electrosvyaz of Vologda Oblast)***
- ***45, Troitsky pr., Arkhangelsk (the Branch Artelecom of Arkhangelsk Oblast)***

***OJSC Svyaz Komi: 60, ul Lenina, Syktyvkar, the Komi Republic, office 104, and at the Branches of the Company at the addresses:***

- ***4, ul. Lomonosova, Vorkuta (Vorkuta branch)***
- ***11, pr. Pionersky, Vuktyl (Vuktyl branch)***
- ***23, ul. Gorkogo, Inta (Inta branch)***

- *18, Kommunisticheskaya ul., Emva (Knyazhpogostsky branch)*
- *1-a, Stadionnaya ul, the village of Kortkeros (Kortkeros branch)*
- *61, Pechorsky pr., Pechora (Pechora branch)*
- *79, ul Mira, the village of Obyachevo (Priluzsky branch)*
- *10, Kommunisticheskaya ul., Syktyvkar (Syktyvkar branch)*
- *7, ul. Lenina, the village of Usogorsk (Udorsky branch)*
- *13-a, Vozeyskaya ul., Usinsk (Usinsk branch)*
- *152, Tsentralnaya ul., the village of Aykino (Ust-Vymsky branch),*
- *2-a, ul. Lenina, the village of Ust-Kulom (Ust-Kulomsky branch),*
- *1-a, 30 Let Oktyabtya ul., Ukhta (Ukhta branch),*

*Lensvyaz OJSC: 15, ul. Pochtamtskaya, Saint Petersburg, at the checkpoint of the Board and at the Company's branches at the addresses:*

- *14-a, ul. Lukyanova, Volkhov-2 ("Eastern" branch of OJSC Lensvyaz)*
- *2, Molodezhny blvd., Kirishi ("Eastern" branch of OJSC Lensvyaz)*
- *16/15, ul. B. Sovetskaya, Kingisepp ("Western" branch of OJSC Lensvyaz)*
- *7, ul. Pobedy, Lomonosov ("Western" branch of OJSC Lensvyaz)*
- *49, ul. Kirova, Slantsy ("Western" branch of OJSC Lensvyaz)*
- *30, ul. Krepostnaya, Vyborg ("Northern" branch of OJSC Lensvyaz)*
- *9, ul. Kalinina, Priozersk ("Northern" branch of OJSC Lensvyaz)*
- *5, ul. Gagarina, Lodeynoye Pole ("North-Western" branch of OJSC Lensvyaz)*
- *5, pr. Lenina, Podporozhye ("North-Eastern" branch of OJSC Lensvyaz)*
- *96-a, pr. Oktyabrsky, Vsevolozhsk ("Central" branch of OJSC Lensvyaz)*
- *5, ul. Novaya, Kirovsk ("Central" branch of OJSC Lensvyaz)*
- *34, pr. Lenina, Tosno ("Central" branch of OJSC Lensvyaz)*
- *33, ul. Sovetskaya, Pikalevo ("South-Eastern" branch of OJSC Lensvyaz)*
- *23, 3rd microrayon, Tikhvin ("South-Eastern" branch of OJSC Lensvyaz)*
- *30, pr. Vingisaara, Volosovo ("Southern" branch of OJSC Lensvyaz)*
- *2, ul. Uritskogo, Gatchina ("Southern" branch of OJSC Lensvyaz)*
- *58, pr. Kirova, Luga ("Southern" branch of OJSC Lensvyaz).*

*Information (materials) for the JOINT MEETING shall be published on the Companies' sites: www.nwtelecom.ru, www.svyazkomi.ru, www.lsi.ru not later than August 13, 2004.*

**2.6. The form and text of ballot for voting on the issue of the agenda of the JOINT MEETING shall be approved. The ballots for voting shall be sent August 13, 2004 at the latest.**
**OJSC NWT shall be authorized to exercise mailing of voting ballots to shareholders of the COMPANIES.**

**2.7. The text of the notification on the JOINT MEETING shall be approved and the shareholders of the COMPANIES shall be informed on the JOINT MEETING by publishing the Notification on the JOINT MEETING in the following mass media:**
**Izvestiya newspaper**
**Respublika newspaper**
**Vesti newspaper**
**not later than 13th August 2004.**

**2.8. The following list of information to be sent to the shareholders of the COMPANIES together with the voting ballots shall be approved:**
**Notification of the JOINT MEETING;**

**2.9. S.I. Kuznetsov shall be appointed the Chairperson of the JOINT MEETING.**
**N.G. Bredkov shall be appointed the secretary of the JOINT MEETING.**

*THE DECISION HAS BEEN TAKEN UNANIMOUSLY*

| | |
|---|---|
| Chairperson: | V.N. Yashin |
| Secreatry | A.A. Bondarenko |

## Voting Ballots

## (Brief Description in English)

The Company has distributed draft voting ballots to the Company's shareholders in connection with preparation for the annual General Meetings of Shareholders that took place on September 3, 2004. The voting ballots, among other things, contain information on the procedures for the extraordinary Joint General Meetings of Shareholders, the address to which the filled-in and signed voting ballots should be sent (to 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), the deadline for sending voting ballots (i.e., September 3, 2004), and draft resolutions on each issue of the agenda.

For the text of the draft resolutions, see the draft resolutions submitted herewith as item 43.3 of the Annex B-1.